As confidentially submitted to the Securities and Exchange Commission on July 24, 2023. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

Amendment No. 1

to

FORM F-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

_______________________

A SPAC I MINI ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

_______________________

British Virgin Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Level 39, Marina Bay Financial Centre
Tower 2, 10 Marina Boulevard
Singapore, 018983
Telephone: +(65) 6818-5796
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_______________________

[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_______________________

Copies to:

Giovanni Caruso, Esq. Loeb & Loeb, LLP 345 Park Avenue New York, NY 10154 (212) 407-4000 (212) 407-4990 — Facsimile	Guangqin Wei, Esq. Chris G. Tang, Esq. Jun He Law Offices Suite 3701-10, Jardine House 1 Connaught Place Central, Hong Kong (852) 2167-0000 (852) 2167-0050 — Facsimile

__________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement are satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: ☐

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED JULY 24, 2023

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS OF
A SPAC I ACQUISITION CORP.

Proxy Statement/Prospectus dated [•], 2023
and first mailed to shareholders on or about [•], 2023

Dear Shareholders:

You are cordially invited to attend the special meeting of the shareholders (the “Meeting”) of A SPAC I Acquisition Corp. (“ASCA”, “we”, “our”, or “us”), which will be held at [•] a.m., Eastern Time, on [•], 2023 at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via live webcast at https://www.[•]. We encourage shareholders to attend the Meeting virtually. Shareholders attending the Meeting virtually will be able to attend the Meeting and vote and submit questions during the Meeting via the live webcast. This proxy statement/prospectus includes additional instructions on how to access the Meeting via live webcast and how to listen, vote, and submit questions from home or any remote location with Internet connectivity.

ASCA was incorporated as a British Virgin Islands business company on April 29, 2021. It is a blank check company established for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business transaction with one or more businesses or entities, which we refer to as a “target business.” The business combination will be completed through a two-step process consisting of the Reincorporation Merger (as defined below) and the Acquisition Merger (as defined below). The Reincorporation Merger and the Acquisition Merger are collectively referred to herein as the “Business Combination.”

ASCA has entered into a merger agreement, dated as of February 15, 2023 and amended as of June 12, 2023 (and as may be further amended from time to time, the “Merger Agreement”), which provides for a Business Combination between ASCA and NewGenIvf Limited, a Cayman Islands exempted company (“NewGenIvf”, “NewGen” or the “Company”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the shareholders of ASCA, ASCA will reincorporate to the British Virgin Islands by merging with and into A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (“PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); and (ii) A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (“Merger Sub”), will be merged with and into NewGenIvf resulting in NewGenIvf being a wholly-owned subsidiary of PubCo (the “Acquisition Merger”). The Merger Agreement is by and among ASCA, PubCo, Merger Sub, NewGenIvf and certain shareholders of NewGenIvf (the “Principal Shareholders”). The aggregate consideration for the Acquisition Merger is $50,000,000, payable in the form of 5,000,000 newly issued PubCo Class A ordinary shares (as defined below) valued at $10.00 per share, plus certain earnout shares as described in the Merger Agreement. Holders of ASCA ordinary shares will be asked to approve, among other things, the Merger Agreement and the other related Proposals. The combined company after the Business Combination is referred to in this proxy statement/prospectus as the “Combined Company.”

Pursuant to the terms of the Merger Agreement, upon the closing of the Business Combination, the former ASCA shareholders will receive the consideration specified below and currently outstanding shares of PubCo will be cancelled. At the Meeting, ASCA shareholders will be asked to consider and vote upon the following proposals:

1.      approval of the merger of ASCA with and into A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (“PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”), and the plan of merger for the Reincorporation Merger (the “Reincorporation Plan of Merger”), a copy of which is attached to this proxy statement/prospectus as Annex A-2, and the transactions contemplated thereunder, which we refer to as the “Reincorporation Merger Proposal” or “Proposal No. 1;”

2.      approval of the business combination and other transactions (and related transaction documents) contemplated by the merger agreement dated February 15, 2023 and amended as of June 12, 2023 (and as may be further amended from time to time, the “Merger Agreement”), by and among NewGenIvf Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“NewGenIvf”, “NewGen” or the “Company”), certain shareholders of the Company, ASCA, PubCo, and A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (“Merger Sub”), a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereunder including, (i) the Reincorporation Merger, and (ii) immediately following the Reincorporation Merger, the merger of Merger Sub with and into NewGenIvf with NewGenIvf being the surviving entity and a wholly-owned subsidiary of PubCo (the “Acquisition Merger”, together with the Reincorporation Merger, the “Business Combination”), which we refer to as the “Acquisition Merger Proposal” or “Proposal No. 2;”

3.      approval, for purposes of complying with Nasdaq Listing Rule 5635(a), (b) and (d), the issuance of more than 20% of the issued and outstanding ASCA Class A ordinary shares and the resulting change in control in connection with the Business Combination upon the consummation of the Business Combination, which we refer to as the “Nasdaq Proposal” or “Proposal No. 3;”

4.      approval to modify Regulation 24.5(c) (the “NTA Requirement”) in ASCA’s Existing Charter (defined below) by deleting the existing Regulation 24.5(c) and replacing it with the following: “24.5(c) The Company will not consummate any Business Combination unless it (i) has net tangible assets of at least $5,000,001 upon consummation of such Business Combination, or (ii) otherwise is exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended.” in order to expand the methods that ASCA may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission, which we is referred to as the “Charter Amendment Proposal” or “Proposal No. 4;” and

5.      approval to adjourn the Meeting by the chairman thereof to a later date, if necessary or appropriate, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing proposals, in the event ASCA does not receive the requisite shareholder vote to approve such proposals, which we refer to as the “Adjournment Proposal” or “Proposal No. 5” and, together with the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal and the Charter Amendment Proposal, the “Proposals.”

If the ASCA shareholders approve the Reincorporation Merger Proposal and the Acquisition Merger Proposal, immediately prior to the consummation of the Business Combination, all outstanding units (“Units”) of ASCA (each of which consisting of (i) one ASCA Class A ordinary share, with no par value per share (“ASCA Class A ordinary share”), (ii) three-fourths (3/4) of one redeemable warrant with one whole warrant entitling its holder to purchase one ASCA Class A ordinary share at a price of $11.50 per whole share (“ASCA Warrant”), and (iii) one right (“Right”) to receive one-tenth (1/10) of one ASCA Class A ordinary share upon the consummation of an initial business combination) will separate into their individual components of ASCA Class A ordinary shares, ASCA Warrants and Rights and will cease separate existence and trading. Upon the consummation of the Business Combination, the one issued and outstanding ASCA Class B ordinary share will automatically be cancelled, and the current equity holdings of the ASCA shareholders shall be exchanged as follows:

•        Each ASCA Class A ordinary share issued and outstanding immediately prior to the effective time of the Reincorporation Merger (other than any redeemed shares) will automatically convert into one PubCo Class A ordinary share;

•        Each whole ASCA Warrant issued and outstanding immediately prior to effective time of the Reincorporation Merger will convert into a warrant to purchase one PubCo Class A ordinary share (each, a “PubCo Warrant”) (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the ASCA Warrants; and

•        Each Right issued and outstanding immediately prior to the effective time of the Reincorporation Merger will automatically convert into one-tenth (1/10) of one PubCo Class A ordinary share in exchange for the cancellation of each Right; provided, however, that each holder entitled to receive a fraction of a PubCo Class A ordinary share (after aggregating all fractional shares that otherwise would be received by such holder in connection with such distribution) shall receive, in lieu of such fractional share, one PubCo Class A ordinary share.

It is anticipated that, upon consummation of the Business Combination, assuming maximum redemption by our public shareholders and no exercise of our warrants, ASCA’s current shareholders would retain an ownership interest of approximately 33.2% of the Combined Company (such that the public shareholders would own approximately 9.2% of the Combined Company), Chardan, the Sponsor, officers, directors and other holders of founder shares would retain an ownership interest of approximately 24.0% in the Combined Company and the NewGenIvf shareholders would own approximately 66.8% of the Combined Company. These relative percentages assume that (i) none of ASCA’s existing public shareholders exercise their redemption rights, as discussed herein; and (ii) there is no exercise of ASCA Warrants. If any of ASCA’s existing public shareholders exercise their redemption rights, the anticipated percentage ownership of ASCA’s existing shareholders will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination,” “Summary of the Proxy Statement/Prospectus — The Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Statements” for further information.

ASCA’s Units, Class A ordinary shares, warrants and rights are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “ASCAU”, “ASCA”, “ASCAW” and “ASCAR”, respectively. PubCo has applied to list the PubCo Class A ordinary shares and PubCo Warrants on Nasdaq under the symbols “[•]” and “[•]W,” respectively, in connection with the Business Combination. ASCA cannot assure that PubCo Class A ordinary shares and PubCo Warrants will be approved for listing on Nasdaq.

Investing in PubCo securities involves a high degree of risk. We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 36.

NewGenIvf and its subsidiaries face various legal and operational risks and uncertainties associated with being based in or having the majority of the operations in Thailand, Cambodia, and Kyrgyzstan. NewGenIvf’s subsidiaries are incorporated in Thailand, Cambodia, Kyrgyzstan and Hong Kong with no operations in mainland China. However, since a majority of NewGenIvf’s subsidiaries’ clients are mainland China residents, NewGenIvf and its subsidiaries may become subject to certain laws of the People’s Republic of China (“China” or the “PRC”) and regulations as they continue to evolve, and NewGenIvf and NewGenIvf’s subsidiaries face uncertainties as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would apply to NewGenIvf and NewGenIvf’s subsidiaries. PRC laws and regulations are sometimes vague and uncertain, and as a result, to the extent that any PRC laws and regulations become applicable to NewGenIvf and/or NewGenIvf’s subsidiaries in the future, NewGenIvf and/or NewGenIvf’s subsidiaries may experience material changes in their operations, restrictions in NewGenIvf’s subsidiaries’ ability to accept foreign investments and/or NewGenIvf’s ability to list on a U.S. or other foreign exchange, significant depreciation of the value of NewGenIvf’s Ordinary Shares, a complete hindrance of NewGenIvf’s ability to offer or continue to offer NewGenIvf’s securities to investors, or cause the value of such securities to significantly decline or be worthless. For example, if the recent regulatory actions of the PRC government on data security or other data-related laws and regulations were to apply to NewGenIvf and/or NewGenIvf’s subsidiaries, NewGenIvf and/or NewGenIvf’s subsidiaries could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for NewGenIvf’s public offerings on a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against NewGenIvf and/or NewGenIvf’s subsidiaries and may materially and adversely affect NewGenIvf’s subsidiaries’ business and NewGenIvf’s results of operations. NewGenIvf believes that NewGenIvf is not currently required to obtain permission from or complete filing procedure with the PRC government to list on a U.S. securities exchange and consummate this offering; however there is no guarantee that this will continue to be the case in the future in relation to the continued listing of NewGenIvf’s securities on a securities exchange outside of mainland China, or even when such permission is obtained or such filing is completed, it will not be subsequently denied or rescinded. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. NewGenIvf believes that it is not subject to the Trial Measures, because as of the date of this prospectus, NewGenIvf’s subsidiaries are incorporated in Thailand, Cambodia, Kyrgyzstan, Hong Kong and other regions outside of mainland China and operate in Thailand, Cambodia, and Kyrgyzstan without any subsidiary or VIE structure in mainland China, and NewGenIvf does not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. If NewGenIvf later finds out that NewGenIvf and/or NewGenIvf’s subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the CSRC, the Cyberspace Administration of China (the “CAC”), or other PRC governmental authorities in connection with this offering under the PRC law, NewGenIvf and/or NewGenIvf’s subsidiaries may be fined or subject to other sanctions, and NewGenIvf’s subsidiaries’ business and NewGenIvf’s reputation, financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to the Potential Impact of PRC Laws and Regulations on NewGenIvf’s Subsidiaries’ Business — The PRC government may exert substantial influence and discretion over mainland China residents and the manner in which companies incorporated under the PRC laws must conduct their business activities. Mainland China residents may purchase NewGenIvf’s services and NewGenIvf has Hong Kong-based subsidiaries with no operations in mainland China. If NewGenIvf were to become subject to such direct influence or discretion, it may result in a material change in NewGenIvf’s operations and/or the value of NewGenIvf’s Ordinary Shares, which would materially affect the interest of the investors” and “Risk Factors — Risks Related to the Potential Impact of PRC Laws and Regulations on NewGenIvf’s Subsidiaries’ Business — If NewGenIvf and/or NewGenIvf’s subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the CSRC, the CAC, or other PRC governmental authorities in connection with this offering under PRC laws and regulations, NewGenIvf and/or NewGenIvf’s subsidiaries may be fined or subject to other sanctions, and NewGenIvf’s subsidiaries’ business and NewGenIvf’s reputation, financial condition, and results of operations may be materially and adversely affected.”

NewGen also may face risks relating to the lack of PCAOB inspection on its auditor, which may cause PubCo securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act as amended by the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) that was signed into law on December 29, 2022, if the PCAOB has determined it is unable to investigate NewGen’s auditor completely for two consecutive years beginning in 2021. The delisting or the cessation of trading of PubCo securities, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong, respectively, and identifies the registered public accounting firms in China and Hong Kong that are subject to such determinations. NewGen’s auditor is headquartered in San Mateo, California and has been inspected by the PCAOB on a regular basis and is therefore not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB announced in the 2022 Determination its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re-evaluation could cause trading in our securities to be prohibited under the HFCAA, ultimately resulting in a determination by a securities exchange to delist our securities. In addition, under the HFCAA, as amended by the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange. See “Risk Factors — Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.”

After the Business Combination, assuming there are no redemptions of shares and there is no exercise of warrants, Mr. Siu, Wing Fung Alfred together with Ms. Fong, Hei Yue Tina will hold 36.9% of the voting power of the PubCo. Nevertheless, we expect that Mr. Siu, Wing Fung Alfred together with Ms. Fong, Hei Yue Tina will hold a majority of the voting power of the PubCo following the Business Combination, assuming there are redemptions of more than [•]% of our shares and there is no exercise of our warrants. Accordingly, the Combined Company may be a controlled company under Nasdaq Listing Rule 5615(c). For so long as the Combined Company remains as a controlled company under that definition, it is permitted to elect to rely on certain exemptions from corporate governance rules. As a result, the investors may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. The Combined Company’s status as a controlled company could cause its securities to look less attractive to certain investors or otherwise harm the trading price. Please see “Risk Factors — If PubCo meets the definition of a “controlled company” under the rules of the Nasdaq Listing Rule, it may choose to exempt from certain corporate governance requirements that could have an adverse effect on the public shareholders.”

As of [•], 2023, there was approximately $[•] million in ASCA’s trust account established for the benefit of ASCA’s public shareholders (the “Trust Account”). On [•], 2023, the last sale price of ASCA Class A ordinary shares on Nasdaq was $[•] per share.

Pursuant to ASCA’s Memorandum and Articles of Association, as amended and restated on February 14, 2023 (the “Existing Charter”), ASCA is providing its public shareholders with the opportunity to redeem all or a portion of their ASCA Class A ordinary shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in ASCA’s Trust Account as of two business days prior to the consummation of the Business Combination, including interest, less taxes payable, divided by the number of then outstanding ASCA Class A ordinary shares that were sold as part of the ASCA Units in ASCA’s initial public offering (“IPO”), subject to the limitations described therein. ASCA estimates that the per-share price at which public shares may be redeemed from cash held in the Trust Account will be approximately $[•] at the time of the Meeting. ASCA’s public shareholders may elect to redeem their shares even if they vote for the Business Combination or do not vote at all. ASCA has no specified maximum redemption threshold under ASCA’s Existing Charter. Holders of outstanding ASCA Warrants and Rights do not have redemption rights in connection with the Business Combination.

ASCA is providing this proxy statement/prospectus and accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the Meeting and at any adjournment or postponement of the Meeting. The Initial Shareholders, who as of the Record Date owned 1,725,000 ASCA Class A ordinary shares and 1 ASCA Class B ordinary share, or approximately 31.8% of the outstanding ASCA ordinary shares, and Chardan Capital Markets, LLC, the representative of the underwriters of the IPO (“Chardan”), who as of the Record Date owned 69,000 ASCA Class A ordinary shares, have agreed to vote all their shares in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal, which transactions comprise the Business Combination, and intend to vote for the Nasdaq Proposal, the Charter Amendment Proposal and the Adjournment Proposal, although there is no agreement in place with respect to voting on those proposals.

Each shareholder’s vote is very important. Whether or not you plan to participate in the Meeting, please submit your proxy card without delay. Shareholders may revoke proxies at any time before they are voted at the Meeting. Voting by proxy will not prevent a shareholder from voting at the Meeting if such shareholder subsequently chooses to participate in the Meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the Proposals presented at the Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Meeting. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Meeting. If you are a shareholder of record and you attend the Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR ASCA CLASS A ORDINARY SHARES BE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS BEFORE THE SCHEDULED DATE OF THE MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL

HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES SHALL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER, BANK OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE MEETING — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

ASCA’s Board of Directors unanimously recommends that ASCA shareholders vote “FOR” approval of each of the Proposals. When you consider ‘the Board of ‘Directors’ recommendation of these Proposals, you should keep in mind that ASCA’s directors and officers have interests in the Business Combination that may conflict or differ from your interests as a shareholder. See “The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination.”

Claudius Tsang
Chairman, Chief Executive Officer and Chief Financial Officer
A SPAC I Acquisition Corp.

[•], 2023

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about ASCA that is not included or delivered herewith. If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by ASCA with the SEC, such information is available without charge upon written or oral request. Please contact our proxy solicitor:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: (877) 870-8565
Collect: (206) 870-8565
Email: ksmith@advantageproxy.com

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Meeting, or no later than [•], 2023. Please be sure to include your complete name and address in your request. Please see “Where You Can Find Additional Information” to find out where you can find more information about ASCA and NewGenIvf. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. Neither ASCA nor NewGenIvf has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

A SPAC I ACQUISITION CORP.
Level 39, Marina Bay Financial Centre
Tower 2, 10 Marina Boulevard
Singapore, 018983

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF A SPAC I ACQUISITION CORP.

To Be Held on [•], 2023

To A SPAC I Acquisition Corp. Shareholders:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend a meeting of the shareholders of A SPAC I Acquisition Corp. (“ASCA”, “we”, “our”, or “us”), which will be held at [•] a.m., Eastern Time, on [•], 2023 (the “Meeting”) at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via live webcast at https://www.[•]. We encourage shareholders to attend the Meeting virtually.

During the Meeting, ASCA’s shareholders will be asked to consider and vote upon the following proposals, which we refer to herein as the “Proposals”:

•        To approve the merger of ASCA with and into A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (“PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”), and the plan of merger for the Reincorporation Merger (the “Reincorporation Plan of Merger”), a copy of which is attached to this proxy statement/prospectus as Annex A-2, and the transactions contemplated thereunder. This Proposal is referred to as the “Reincorporation Merger Proposal” or “Proposal No. 1.”

•        To approve the business combination and other transactions (and related transaction documents) contemplated by the merger agreement dated February 15, 2023 and amended as of June 12, 2023 (and as may be further amended from time to time, the “Merger Agreement”), by and among NewGenIvf Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“NewGenIvf”, “NewGen” or the “Company”), certain shareholders of the Company, ASCA, PubCo, and A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (“Merger Sub”), a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereunder including, (i) the “Reincorporation Merger, and (ii) immediately following the Reincorporation Merger, the merger of Merger Sub with and into NewGenIvf with NewGenIvf being the surviving entity and a wholly-owned subsidiary of PubCo (the “Acquisition Merger”, together with the Reincorporation Merger, the “Business Combination”). This Proposal is referred to as the “Acquisition Merger Proposal” or “Proposal No. 2.”

•        To approve, for purposes of complying with Nasdaq Listing Rule 5635(a), (b) and (d), the issuance of more than 20% of the issued and outstanding ASCA Class A ordinary shares and the resulting change in control in connection with the Business Combination upon the consummation of the Business Combination. This Proposal is referred to as the “Nasdaq Proposal” or “Proposal No. 3.”

•        To approve modifying Regulation 24.5(c) (the “NTA Requirement”) in ASCA’s Existing Charter by deleting the existing Regulation 24.5(c) and replacing it with the following: “24.5(c) The Company will not consummate any Business Combination unless it (i) has net tangible assets of at least $5,000,001 upon consummation of such Business Combination, or (ii) otherwise is exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended.” in order to expand the methods that ASCA may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission. This Proposal is referred to as the “Charter Amendment Proposal” or “Proposal No. 4.”

•        To approve the adjournment of the Meeting by the chairman thereof to a later date, if necessary and appropriate, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing Proposals, in the event ASCA does not receive the requisite shareholder vote to approve the Proposals. This Proposal is referred to as the “Adjournment Proposal” or “Proposal No. 5.”

The Acquisition Merger Proposal is conditioned on the approval of the Reincorporation Merger Proposal, and the Reincorporation Merger Proposal and the Nasdaq Proposal are dependent on approval of the Acquisition Merger Proposal. It is important for you to note that in the event that the Acquisition Merger Proposal is not approved, ASCA will not consummate the Business Combination. If ASCA does not consummate the Business Combination and fails to complete an initial business combination by August 17, 2023, ASCA will be required to dissolve and liquidate, unless the date by which the Business Combination may be consummated is extended to October 17, 2023 as allowed under our Memorandum and Articles of Association, as amended and restated on February 14, 2023 (the “Existing Charter”).

Approval of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Charter Amendment Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding ASCA ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting or any adjournment or postponement thereof.

As of [•], 2023, there were [•] ASCA Class A ordinary shares and 1 ASCA Class B ordinary share issued and outstanding and entitled to vote. Only holders of ASCA ordinary shares of record as of the close of business on [•], 2023, the record date for the Meeting, are entitled to vote at the Meeting or any adjournment or postponement thereof. This proxy statement/prospectus is first being mailed to ASCA shareholders on or about [•], 2023.

Investing in the Combined Company’s securities involves a high degree of risk. See “Risk Factors” beginning on page 36 of this proxy statement/prospectus for a discussion of information that should be considered in connection with an investment in the Combined Company’s securities.

After the Business Combination, assuming there are no redemptions of shares and there is no exercise of warrants, Mr. Siu, Wing Fung Alfred together with Ms. Fong, Hei Yue Tina will hold 36.9% of the voting power of the PubCo. Nevertheless, we expect that Mr. Siu, Wing Fung Alfred together with Ms. Fong, Hei Yue Tina will hold a majority of the voting power of the PubCo following the Business Combination, assuming there are redemptions of more than [•]% of our shares and there is no exercise of our warrants. Accordingly, the Combined Company may be a controlled company under Nasdaq Listing Rule 5615(c). For so long as the Combined Company remains as a controlled company under that definition, it is permitted to elect to rely on certain exemptions from corporate governance rules. As a result, the investors may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. The Combined Company’s status as a controlled company could cause its securities to look less attractive to certain investors or otherwise harm the trading price. Please see “Risk Factors — If PubCo meets the definition of a “controlled company” under the rules of the Nasdaq Listing Rule, it may choose to exempt from certain corporate governance requirements that could have an adverse effect on the public shareholders.”

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.

Whether or not you plan to participate in the Meeting, please complete, date, sign and return the enclosed proxy card without delay, or submit your proxy through the Internet or by telephone as promptly as possible in order to ensure your representation at the Meeting no later than the time appointed for the Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your ASCA ordinary shares online if you subsequently choose to participate in the Meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the Meeting, you must obtain a proxy issued in your name from that record. Only shareholders of record at the close of business on the record date may vote at the Meeting or any adjournment or postponement thereof. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not participate in the Meeting, your shares will not be counted for purposes of determining whether a quorum is present at, and the number of votes voted at, the Meeting.

You may revoke a proxy at any time before it is voted at the Meeting by executing and returning a proxy card dated later than the previous one, by participating in the Meeting and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation to Advantage Proxy, P.O. Box 13581, Des Moines, WA 98198, Attention: Karen Smith, Telephone: 877-870-8565, that is received by the proxy solicitor before we take the vote at the Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

ASCA’s Board of Directors unanimously recommends that ASCA shareholders vote “FOR” approval of each of the Proposals. When you consider ‘the Board of ‘Directors’ recommendation of these Proposals, you should keep in mind that ASCA’s directors and officers have interests in the Business Combination that may conflict or differ from your interests as a shareholder. See “The Acquisition Merger Proposal — Interests of Certain Persons in the Business Combination.”

On behalf of ASCA’s Board of Directors, I thank you for your support and we look forward to the successful consummation of the Business Combination.

By Order of the Board of Directors,

Claudius Tsang
Chairman, Chief Executive Officer and Chief Financial Officer
A SPAC I Acquisition Corp.

[•], 2023

i

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus, the terms, “we,” “us,” “our” or “ASCA” refer to A SPAC I Acquisition Corp., a British Virgin Islands business company. Further, in this document:

•        “ASCA Class A ordinary shares” means the Class A ordinary shares, no par value per share, of A SPAC I Acquisition Corp.

•        “ASCA Class B ordinary share” means the Class B ordinary share, no par value per share, of A SPAC I Acquisition Corp.

•        “ASCA ordinary shares” means the ASCA Class A ordinary shares and ASCA Class B ordinary shares, collectively.

•        “ASCA preferred shares” means the preferred shares, with no par value per share, of A SPAC I Acquisition Corp.

•        “ASCA Warrants” means the public warrants and the private placement warrants, collectively.

•        “Asia Pacific” means the Asia-Pacific region, which includes Thailand, Cambodia, Kyrgyzstan, India and China.

•        “Board” means the board of directors of ASCA.

•        “Business Combination” means the Reincorporation Merger together with the Acquisition Merger, as contemplated by the Merger Agreement.

•        “CIC” means China Insights Consultancy.

•        “Closing Date” means the date of the consummation of the Business Combination.

•        “Code” means the United States Internal Revenue Code of 1986, as amended.

•        “Combination Period” means the period of time by which an initial business combination must be completed by ASCA.

•        “Combined Company” means ASCA after the consummation of the Business Combination, renamed [•].

•        “Continental” means Continental Stock Transfer & Trust Company, ASCA’s transfer agent.

•        “Effective Time” means the time at which the Business Combination becomes effective.

•        “Exchange Act” means the Securities Exchange Act of 1934, as amended.

•        “Existing Charter” means ASCA’s Memorandum and Articles of Association, as amended and restated on February 14, 2023.

•        “founder shares” means the Class A ordinary shares and Class B ordinary shares of ASCA issued to the Sponsor prior to the IPO for an aggregate purchase price of $25,000 .

•        “GAAP” means accounting principles generally accepted in the United States of America.

•        “Initial Shareholders” means the Sponsor and other initial holders of the founder shares.

•        “IPO” refers to the initial public offering of 6,000,000 units of ASCA consummated on February 17, 2022.

•        “IRS” means the United States Internal Revenue Service.

•        “Merger Agreement” means that certain Merger Agreement, dated as of February 15, 2023 and amended as of June 12, 2023, and as may be further amended from time to time, by and among ASCA, PubCo, Merger Sub, NewGenIvf, and certain shareholders of NewGenIvf.

•        “Merger Sub” means A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo.

•        “NewGenIvf” means NewGenIvf Limited, a Cayman Islands exempted company, prior to the consummation of the Business Combination.

•        “Plans of Merger” means (i) the Plan of Merger in connection with the Reincorporation Merger and (ii) the Plan of Merger in connection with the Acquisition Merger, collectively.

•        “private placement warrants” mean the warrants of ASCA issued to the Sponsor in a private placement simultaneously with the closing of the IPO.

•        “PubCo Class A ordinary shares” means the Class A ordinary shares, no par value per share, of A SPAC I Mini Acquisition Corp.

•        “PubCo Class B ordinary shares” means the Class B ordinary shares, no par value per share, of A SPAC I Mini Acquisition Corp.

•        “PubCo Ordinary Shares” means the PubCo Class A ordinary shares and PubCo Class B ordinary shares, collectively.

•        “public shares” means the ASCA Class A ordinary shares included in the units of ASCA sold in the IPO, whether they were purchased in the IPO or thereafter in the open market.

•        “public shareholders” means holders of public ASCA Class A ordinary shares.

•        “public warrants” mean the warrants included in the units of ASCA sold in the IPO, whether they were purchased in the IPO or thereafter in the open market.

•        “SEC” means the U.S. Securities and Exchange Commission.

•        “Securities Act” means the Securities Act of 1933, as amended.

•        “Share Incentive Award” means the PubCo’s Share Incentive Award scheme.

•        “Sponsor” means A SPAC (Holdings) Acquisition Corp., a British Virgin Islands business company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, and the financial condition, results of operations, earnings outlook and prospects of ASCA and/or NewGenIvf and may include statements for the period following the consummation of the Business Combination.

Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NewGenIvf” and “Information about NewGenIvf.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward- looking.

The forward-looking statements are based on the current expectations of the management of ASCA and NewGenIvf as applicable and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by ASCA and the following:

•        expectations regarding NewGenIvf’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and ability to invest in growth initiatives and pursue acquisition opportunities;

•        risks related to NewGenIvf’s technology and data privacy practices;

•        risks related to NewGenIvf’s reliance on third parties;

•        risks related to the general economic and financial market conditions; political, legal and regulatory environment; and the industries in which NewGenIvf operates;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the outcome of any legal proceedings that may be instituted against ASCA or NewGenIvf following announcement of the Merger Agreement and the transactions contemplated therein;

•        the inability to complete the Business Combination due to, among other things, the failure to obtain ASCA or NewGenIvf shareholder approval;

•        the risk that the announcement and consummation of the proposed Business Combination disrupts NewGenIvf’s current plans;

•        the ability to recognize the anticipated benefits of the Business Combination;

•        unexpected costs related to the proposed Business Combination;

•        the amount of any redemptions by existing holders of ASCA Class A ordinary shares being greater than expected;

•        limited liquidity and trading of ASCA’s securities;

•        geopolitical risk and changes in applicable laws or regulations;

•        the possibility that ASCA and/or NewGenIvf may be adversely affected by other economic, business, and/or competitive factors;

•        operational risks;

•        the risks that the COVID-19 pandemic, and local, state, and federal responses to addressing the pandemic, may have an adverse effect on the business operations of ASCA and NewGenIvf, as well as their respective financial condition and results of operations;

•        litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on NewGenIvf’s resources; and

•        the risks that the consummation of the Business Combination is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of ASCA and NewGenIvf prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to ASCA, NewGenIvf or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, ASCA and NewGenIvf undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a shareholder of ASCA, may have regarding the Proposals being considered at the Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Proposals and the other matters being considered at the Meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus.

Q:     What is the purpose of this document?

A:     ASCA, PubCo, Merger Sub and NewGenIvf have agreed to the Business Combination under the terms of the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A, and is incorporated into this proxy statement/prospectus by reference. The board of directors of ASCA (the “Board”) is soliciting your proxy to vote for the Business Combination and the related Proposals at the Meeting because you owned ASCA Class A ordinary shares at the close of business on [•], 2023, the “Record Date” for the Meeting, and are therefore entitled to vote at the Meeting. This proxy statement/prospectus summarizes the information that you need to know in order to cast your vote.

Q:     What is being voted on?

A:     Below are the Proposals that the ASCA shareholders are being asked to vote on:

•        Proposal No. 1 — The Reincorporation Merger Proposal to approve the merger of ASCA with and into A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (“PubCo”), with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”), and the plan of merger for the Reincorporation Merger (the “Reincorporation Plan of Merger”), a copy of which is attached to this proxy statement/prospectus as Annex A-2, and the transactions contemplated thereunder.

•        Proposal No. 2 — The Acquisition Merger Proposal to approve the business combination and other transactions (and related transaction documents) contemplated by the merger agreement dated February 15, 2023 and amended as of June 12, 2023 (and as may be further amended from time to time, the “Merger Agreement”), by and among NewGenIvf Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“NewGenIvf”, “NewGen” or the “Company”), certain shareholders of the Company, ASCA, PubCo, and A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (“Merger Sub”), a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereunder including, (i) the Reincorporation Merger, and (ii) immediately following the Reincorporation Merger, the merger of Merger Sub with and into NewGenIvf with NewGenIvf being the surviving entity and a wholly-owned subsidiary of PubCo (the “Acquisition Merger”, together with the Reincorporation Merger, the “Business Combination”).

•        Proposal No. 3 — The Nasdaq Proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635(a), (b) and (d), the issuance of more than 20% of the issued and outstanding ASCA Class A ordinary shares and the resulting change in control in connection with the Business Combination upon the consummation of the Business Combination.

•        Proposal No. 4 — The Charter Amendment Proposal to approve modifying Regulation 24.5(c) (the “NTA Requirement”) in ASCA’s Existing Charter by deleting the existing Regulation 24.5(c) and replacing it with the following: “24.5(c) The Company will not consummate any Business Combination unless it (i) has net tangible assets of at least $5,000,001 upon consummation of such Business Combination, or (ii) otherwise is exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended.” in order to expand the methods that ASCA may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission.

•        Proposal No. 5 — The Adjournment Proposal to approve the adjournment of the Meeting by the chairman thereof to a later date, if necessary or appropriate, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing Proposals, in the event ASCA does not receive the requisite shareholder vote to approve the Proposals.

Q:     What vote is required to approve the Proposals?

A:     Proposal No. 1 — The Reincorporation Merger Proposal requires the affirmative vote of the majority of the issued and outstanding ASCA ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting. An abstention and broker non-votes will have no effect on the vote for Proposal No. 1.

Proposal No. 2 — The Acquisition Merger Proposal requires the affirmative vote of the majority of the issued and outstanding ASCA ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting. An abstention and broker non-votes will have no effect on the vote for Proposal No. 2.

Proposal No. 3 — The Nasdaq Proposal requires the affirmative vote of the majority of the issued and outstanding ASCA ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting. Abstentions and broker non-votes will have no effect on the vote for Proposal No. 3.

Proposal No. 4 — The Charter Amendment Proposal requires the affirmative vote of the majority of the issued and outstanding ASCA ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting. An abstention and broker non-votes will have no effect on the vote for Proposal No. 4.

Proposal No. 5 — The Adjournment Proposal requires the affirmative vote of the majority of the issued and outstanding ASCA ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting. Abstentions and broker-non votes have no effect on the vote for Proposal No. 5.

Q:     Are any of the Proposals conditioned on one another?

A:     The Acquisition Merger Proposal is conditioned on the approval the Reincorporation Merger Proposal, and the Reincoporation Merger and the Nasdaq Proposal are dependent upon approval of the Acquisition Merger Proposal. It is important for you to note that in the event that the Acquisition Merger Proposal is not approved, ASCA will not consummate the Business Combination. If ASCA does not consummate the Business Combination and fails to complete an initial business combination by August 17, 2023, ASCA will be required to dissolve and liquidate, unless the date by which the Business Combination may be consummated is extended to October 17, 2023 as allowed under its Existing Charter.

Q:     What will happen in the Business Combination?

A:     At the closing of the Reincorporation Merger, ASCA will reincorporate to the British Virgin Islands by merging with and into PubCo, with PubCo as the surviving publicly traded entity. At the closing of the Acquisition Merger, Merger Sub, a wholly-owned subsidiary of PubCo, will be merged with and into NewGenIvf, with NewGenIvf surviving such merger as the surviving entity. Upon consummation of the Business Combination, NewGenIvf will become a wholly-owned subsidiary of PubCo. In connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of shares by ASCA’s public shareholders will be used to pay certain fees and expenses in connection with the Business Combination, and for working capital and general corporate purposes. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Q:     What is the consideration being paid to NewGenIvf security holders?

A:     The aggregate consideration for the Business Combination is $50,000,000, payable in the form of 5,000,000 newly issued PubCo Class A ordinary shares valued at $10.00 per share to NewGenIvf’s shareholders. In addition, after the closing of the Business Combination, subject to the terms and conditions set forth in the Merger Agreement, the principal shareholders of NewGenIvf will have the right to receive in the aggregate up to an additional 2,000,000 PubCo Class A Ordinary Shares as follows: (i) in the event that, during the 18-month period after the closing date, the volume-weighted average price of PubCo Class A Ordinary Shares over any 20 trading days within any 30-trading day period is greater than or equal to $15.00, then such principal shareholders will be entitled to receive 1,000,000 earnout shares; and (ii) in the event that the net profit of PubCo and its subsidiaries on a consolidated basis for any four consecutive fiscal quarters, during the six fiscal quarters commencing from the first day of the next fiscal quarter after the closing, is equal to or exceeds $3,825,000, then such principal shareholders will be entitled to receive 1,000,000 earnout shares. 1,350,000 PubCo Ordinary Shares (representing 10.8% of the number of PubCo Ordinary Shares outstanding immediately after the Closing, assuming no redemptions) will be reserved and authorized for issuance under the Share Incentive Award upon closing. After the Closing, the number of PubCo Ordinary Shares reserved and authorized for issuance under the Share Incentive Award may be adjusted to reflect increase or decrease of the number of outstanding PubCo Ordinary Shares. At the closing of the Business Combination, each NewGenIvf ordinary shares then issued and outstanding shall be cancelled and automatically converted into the right to receive PubCo Class A ordinary shares pursuant to the terms of the Merger Agreement.

Q:     What equity stake will current shareholders of ASCA and NewGenIvf shareholders hold in the Combined Company after the closing?

A:     It is anticipated that upon completion of the Business Combination, assuming maximum redemption by our public shareholders and no exercise of our warrants, ASCA’s current shareholders would retain an ownership interest of approximately 33.2% of the Combined Company (such that the public shareholders would own approximately 9.2% of the Combined Company), Chardan, the Sponsor, officers, directors and other holders of founder shares will retain an ownership interest of approximately 24.0% of the Combined Company and the NewGenIvf shareholders will own approximately 66.8% of the Combined Company.

The ownership percentage with respect to the Combined Company does not take into account the redemption of any shares by the ASCA public shareholders. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the ASCA shareholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:     Do any of ASCA’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:     In considering the recommendation of the Board to approve the Merger Agreement, ASCA shareholders should be aware that the Sponsor (which is affiliated with certain of ASCA’s officers and directors) and certain ASCA executive officers and directors may be deemed to have interests in the Business Combination that are different from, or in addition to, those of ASCA shareholders generally, including but not limited to the following:

•        The Sponsor and its affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. The Sponsor and its affiliates will retain 1,725,000 ordinary shares upon consummation of the Business Combination, representing ownership interest of approximately 23.1% in the combined company, assuming maximum redemption by our public shareholders and no exercise of our warrants. Such ordinary shares had an aggregate market value of approximately $[•] million, based on the closing price of the ASCA Class A ordinary shares of $[•] per share on Nasdaq on [•], 2023.

•        If an initial business combination with NewGenIvf or another business combination is not completed by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter), ASCA will be required to liquidate. In such event, 1,725,000 ASCA Class A ordinary shares and 1 ASCA Class B ordinary share held by the Sponsor, which were acquired by the Sponsor prior to the IPO for an aggregate purchase price of approximately $0.01 per share, or $25,000 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption or distribution from the Trust Account with respect to such securities. The Class B ordinary share will automatically be cancelled at the consummation of the Business Combination. The ASCA Class A ordinary shares had an aggregate market value of approximately $[•] million, based on the closing price of the ASCA Class A ordinary shares of $[•] per share on Nasdaq on [•], 2023. The Sponsor and ASCA’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the founder shares and no other consideration was paid for such agreement.

•        If an initial business combination with NewGenIvf or another business combination is not completed by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter), ASCA will be required to liquidate. In such event, 3,145,000 private placement warrants purchased by the Sponsor for a purchase price of $1.00 per warrant, or $3,145,000 in the aggregate, in a private placement simultaneously with the closing of the IPO, will be worthless. At the consummation of the Business Combination, such warrants would have an aggregate market value of approximately $[•] million, based on the closing price of $[•] per warrant on Nasdaq on [•], 2023.

•        The exercise of ASCA’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interests.

•        The Sponsor may make loans from time to time to ASCA to fund certain capital requirements. On January 27, 2023 and March 13, 2023, ASCA issued to the Sponsor two unsecured promissory notes in the aggregate amount up to $500,000 per note. On June 12, 2023, ASCA issued to the Sponsor an unsecured promissory note in the aggregate amount up to $200,000. As of the date of this proxy statement/prospectus, $[•] in the aggregate were outstanding under these promissory notes. The principal amounts outstanding under these promissory notes will be payable promptly on demand and, in any event, no later than the date on which ASCA terminates or consummates an initial business combination. If the Business Combination is not consummated, these loans will be repaid only from funds available to ASCA outside of the Trust Account.

•        If ASCA is unable to complete an initial business combination within the required time period, the Sponsor may be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by ASCA for services rendered or contracted for ASCA. If ASCA consummates an initial business combination, on the other hand, the combined company will be liable for all such claims.

•        The Sponsor and ASCA’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on ASCA’s behalf, such as identifying and investigating possible business targets and business combinations. However, if the proposed Business Combination is not completed by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter), they will not have any claim against the Trust Acccount for reimbursement. Accordingly, ASCA may not be able to reimburse these expenses, and the Sponsor and ASCA’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital if the Business Combination or another business combination is not completed within the allotted time period. As of the date of this proxy statement/prospectus, the Sponsor and ASCA’s officers and directors and their affiliates have not had any unpaid reimbursable expenses.

•        The Merger Agreement provides for the continued indemnification of ASCA’s current directors and officers and the continuation of directors and officers liability insurance after the Business Combination covering ASCA’s current directors and officers.

•        The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other ASCA shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the Class A ordinary shares declined to $5.00 per share after the close of the business combination, ASCA’s public shareholders who purchased shares in the IPO, would have a loss of $5.00 per share, while ASCA’s Sponsor would have a gain of $[•] per share because it acquired the founder shares for a nominal amount.

The foregoing personal and financial interests of the Sponsor as well as ASCA’s directors and executive officers may have influenced their motivation in identifying and selecting NewGenIvf as a business combination target, completing an initial business combination with NewGenIvf and influencing the operation of the business following the Business Combination. Moreover, the foregoing interests present a risk that the Sponsor will benefit from the completion of a business combination, including in a manner that may not be aligned with public shareholders. As such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. In considering the recommendations of the ASCA Board to vote for the proposals, its shareholders should consider these interests.

Q:     When and where is the Meeting?

A:     The Meeting will take place on [•], 2023, at [•] a.m., Eastern time, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via live webcast at https://www.[•]. We encourage shareholders to attend the Meeting virtually.

Q:     Who may vote at the Meeting?

A:     Only holders of record of ASCA ordinary shares as of the close of business on [•], 2023 may vote at the Meeting. As of [•], 2023, there were [•] ASCA Class A ordinary shares and 1 ASCA Class B ordinary share outstanding and entitled to vote. Please see “The Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:     What is the quorum requirement for the Meeting?

A:     Shareholders representing not less than 50% of ASCA ordinary shares issued and outstanding as of the Record Date and entitled to vote at the Meeting must be present in person, by virtual attendance or represented by proxy in order to hold the Meeting and conduct business. This is called a quorum.

ASCA Class A ordinary shares will be counted for purposes of determining if there is a quorum if the shareholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, shareholders representing a majority of the votes present in person or represented by proxy at such meeting may adjourn the meeting until a quorum is present.

Q:     How will the Initial Shareholders vote?

A:     Pursuant to a letter agreement (“Letter Agreement”), the Initial Shareholders, who as of Record Date owned 1,725,000 ASCA Class A ordinary shares and 1 ASCA Class B ordinary share, or approximately 31.8% of the outstanding ASCA ordinary shares, and Chardan, who as of the Record Date owned 69,000 ASCA Class A ordinary shares, have agreed to vote their respective ASCA ordinary shares acquired by them prior to or in the IPO and any ordinary shares purchased by them in the open market in or after the IPO in favor of the Reincorporation Merger Proposal and the Acquisition Merger Proposal, which transactions comprise the Business Combination, and intend to vote for the other Proposals. As a result, only 916,847 ASCA ordinary shares held by the public shareholders will need to be present in person, by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve each of the Reincorporation Merger Proposal and the Acquisition Merger Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of ordinary shares to constitute a quorum is present, no ordinary shares held by the public shareholders will be required to vote in favor of the Reincorporation Merger Proposal or the Acquisition Merger Proposal for it to be approved.

Q:     How many votes do I and others have?

A:     You are entitled to one vote for each ASCA ordinary share that you held as of the Record Date. As of the close of business on the Record Date, there were [•] ASCA Class A ordinary shares and 1 Class B ordinary share issued and outstanding and entitled to vote at the Meeting.

Q:     Am I required to vote against the Business Combination in order to have my public shares redeemed?

A:     No. You are not required to vote against the Business Combination, or to vote at all, in order to have the right to demand that ASCA redeem your public shares for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (before payment of deferred underwriting commissions and including a pro rata portion of interest earned on the Trust Account, net of taxes payable). These rights to demand redemption of public shares for cash are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of public shares electing to exercise their redemption rights will not be entitled to receive such payments and their shares will be returned to them.

Q:     How do I exercise my redemption rights?

A:     If you are a public shareholder and you seek to have your public shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern Time, on [•], 2023 (at least two business days before the Meeting), that ASCA redeem your shares into cash; and (ii) submit your request in writing to Continental, our transfer agent, at the address listed at the end of this section and deliver your shares to Continental physically or electronically using The Depository Trust Company’s (“DTC”) DWAC (Deposit/ Withdrawal at Custodian) System at least two business days before the Meeting.

Any corrected or changed written demand of redemption rights must be received by Continental two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental at least two business days before the Meeting.

ASCA shareholders may seek to have their public shares redeemed regardless of whether they vote for or against the Business Combination, or whether they vote at all, and whether or not they are holders of ASCA ordinary shares as of the Record Date. Any public shareholder who holds ordinary shares on or before [•], 2023 (two business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

The actual per share redemption price will be equal to the aggregate amount then on deposit in the Trust Account (before payment of deferred underwriting commissions and including interest earned on the Trust Account, net of taxes payable), divided by the number of currently issued and outstanding Class A ordinary shares sold in the IPO. Please see “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your Class A ordinary shares for cash.

In order to validly exercise your redemption rights, you must submit your request in writing to Continental at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th floor
New York, NY 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     In the event that a U.S. Holder (as defined below) elects to redeem its ASCA Class A ordinary shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the ASCA Class A ordinary shares under Section 302 of the Internal Revenue Code (the “Code”) or is treated as a distribution under Section 301 of the Code and whether ASCA would be characterized as a passive foreign investment company (“PFIC”). Whether the redemption qualifies as a sale or exchange of the ASCA Class A ordinary shares or is treated as a distribution will depend on the facts and circumstances of each particular U.S. Holder at the time such holder exercises his, her, or its redemption rights. If the redemption qualifies as a sale or exchange of the ASCA Class A ordinary shares, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the ASCA Class A ordinary shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the ASCA Class A ordinary shares redeemed exceeds one year.

Subject to the PFIC rules, long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. However, it is unclear whether the redemption rights with respect to the ASCA Class A ordinary shares may prevent a U.S. Holder from satisfying the applicable holding period requirements. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. See “Material U.S. Federal Income Tax Consequences — Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights” and “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Status” for a more detailed discussion of the U.S. federal income tax consequences of a U.S. Holder electing to redeem its ASCA Class A ordinary shares for cash, including with respect to ASCA’s potential PFIC status and certain tax implications thereof.

Additionally, because the Reincorporation Merger will occur prior to the redemption by U.S. Holders that exercise redemption rights with respect to ASCA Class A ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of section 367(a) of the Code and the PFIC rules. The tax consequences of the exercise of redemption rights, including pursuant to Section 367(a) of the Code and the PFIC rules, are discussed more fully below under “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences to U.S. Holders of Exercising Redemption Rights.” All holders of ASCA Class A ordinary shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

Q:     Will holders of ASCA Class A ordinary shares, Rights or ASCA Warrants be subject to U.S. federal income tax on the PubCo Ordinary Shares or PubCo Warrants received in the Reincorporation Merger?

A:     Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences,” including the application of the PFIC rules, the U.S. federal income tax consequences of the Reincorporation Merger to U.S. Holders of ASCA securities (as defined below) will depend, in part, on whether the Reincorporation Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code.

The rules under Section 368 of the Code, however, are complex and qualification for such treatment could be adversely affected by events or actions that occur following the Business Combination that are out of ASCA’s control.

Moreover, Section 367(a) of the Code may apply to the Reincorporation Merger if PubCo transfers the assets it acquires from ASCA pursuant to the Reincorporation Merger to certain subsidiary corporations in connection with the Business Combination. Section 367(a) of the Code, and the applicable Treasury regulations promulgated thereunder, would only apply to U.S. Holders who would be treated as a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of PubCo following the Business Combination (a “5 Percent Holder”) who do not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8 (“GRA”), and would cause the Reincorporation Merger to result in gain recognition (but not loss) by such 5 Percent Holders. The requirements under Section 367(a) are not discussed herein There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.

If the Reincorporation Merger does not qualify as a “reorganization”, then a U.S. Holder that exchanges its ASCA Class A ordinary shares, Rights, or ASCA Warrants for the consideration under the Reincorporation Merger will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the ASCA Class A ordinary shares, Rights, and ASCA Warrants exchanged. For a more detailed discussion of U.S. federal income tax consequences of the Reincorporation Merger, see “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Reincorporation Merger.

Q:     What are the U.S. federal income tax consequences of the Acquisition Merger to U.S. Holders of NewGenIvf shares?

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences,” including the application of the PFIC rules, the Acquisition Merger is intended to qualify as a reorganization under section 368(a) of the Code for U.S. federal income tax purposes. Assuming that the Acquisition Merger qualifies as a reorganization under section 368(a) of the Code and neither PubCo or NewGenIvf is or has been a PFIC, U.S. Holders of NewGenIvf shares will not recognize gain or loss on the exchange of their NewGenIvf shares for PubCo Ordinary Shares.

We, PubCo or NewGenIvf cannot assure U.S. Holders of NewGenIvf shares that the IRS will agree with the treatment of the Acquisition Merger as a reorganization under section 368(a) of the Code. For a more detailed discussion of U.S. federal income tax consequences of the Acquisition Merger, see “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of NewGenlvf Shares” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local, foreign or other income and other tax laws) of the Acquisition Merger.

Q:     What do I need to do now?

A:     You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How can I vote?

A:     If you are a shareholder of record, you may vote in person (physically or virtually) at the Meeting, or by submitting a proxy using the enclosed proxy card, via the Internet or over the telephone. Whether or not you plan to participate in the Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have already voted by proxy, you may still attend the Meeting (physically and virtually) and vote online, if you choose.

To vote online at the Meeting via the Internet, follow the instructions below under “How may I participate in the Meeting virtually?”

To vote in person at the Meeting, you will be given a ballot when you arrive. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you will need to bring to the Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares.

To vote using the proxy card, please complete, sign and date the proxy card and return it in the prepaid envelope. If you return your signed proxy card before the Meeting, we will vote your shares as you direct.

To vote via the telephone, you can vote by calling the telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.

To vote via the Internet, please go to https://www.[•] and follow the instructions. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day until 11:59 p.m., Eastern Time, on [•], 2023. After that, telephone and Internet voting will be closed, and if you want to vote your shares, you will either need to ensure that your proxy card is received before the date of the Meeting or attend the Meeting physically to vote your shares.

If your shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those shares and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from us. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided.

If you plan to vote via the Internet, you will need to contact Continental at the phone number or email below to receive a control number and you must obtain a legal proxy from your broker, bank or other nominee reflecting the number of Class A ordinary shares you held as of the Record Date, your name and email address. You must contact Continental for specific instructions on how to receive the control number. Please allow up to 48 hours prior to the meeting for processing your control number.

After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to Continental. Requests for registration should be directed to 917-262-2373 or email proxy@continentalstock.com. Requests for registration must be received no later than 5:00 p.m., Eastern Time, on [•], 2023.

You will receive a confirmation of your registration by email after we receive your registration materials. We encourage you to access the Meeting prior to the start time leaving ample time for the check in.

Q:     How may I participate in the Meeting virtually?

A:     If you are a shareholder of record as of the Record Date for the Meeting, you should receive a proxy card from Continental, containing instructions on how to attend the Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at 917-262-2373 or email proxy@continentalstock.com.

You can pre-register to attend the Meeting virtually starting on [•], 2023. Go to https://www.[•], enter the control number found on your proxy card you previously received, as well as your name and email address. Once you pre-register you can vote. At the start of the Meeting you will need to re-log into https://www.[•] using your control number.

If your shares are held in street name, and you would like to join and not vote, Continental will issue you a guest control number. Either way, you must contact Continental for specific instructions on how to receive the control number. Please allow up to 48 hours prior to the meeting for processing your control number.

Q:     Who can help answer any other questions I might have about the participating in the Meeting virtually?

A:     If you have any questions concerning participating the Meeting virtually (including accessing the meeting by virtual means) or need help voting your ASCA ordinary shares, please contact Continental at 917-262-2373 or email proxy@continentalstock.com.

The Notice of Special Meeting, proxy statement/prospectus and form of proxy card are available at: https://www.[•].

Q:     If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:     No. If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any Proposal for which your broker does not have discretionary authority to vote. If a Proposal is determined to be discretionary, your broker, bank or other holder of record is permitted to vote on the Proposal without receiving voting instructions from you. If a Proposal is determined to be non-discretionary, your broker, bank or other holder of record is not permitted to vote on the Proposal without receiving voting instructions from you. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a non-discretionary Proposal because the holder of record has not received voting instructions from the beneficial owner.

Each of the Proposals to be presented at the Meeting is a non-discretionary Proposal. Accordingly, if you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any of the Proposals. A broker non-vote would have no effect on the vote for any Proposal.

Q:     What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:     We will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Meeting. For purposes of approval, an abstention on any Proposals will have no effect on the vote for the Proposal.

Q:     If I am not going to attend the Meeting, should I return my proxy card instead?

A:     Yes. Whether you plan to attend the Meeting virtually or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     How can I submit a proxy?

A:     You may submit a proxy by (a) visiting https://www.[•] and following the on screen instructions (have your proxy card available when you access the webpage), or (b) calling toll-free 1-800-450-7155 in the U.S. and Canada or 1-857-999-9155 from foreign countries from any touch-tone phone, Conference ID: [•] and follow the instructions (have your proxy card available when you call), or (c) submitting your proxy card by mail by using the previously provided self-addressed, stamped envelope.

Q:     Can I change my vote after I have mailed my proxy card?

A:     Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Meeting in person or via the Internet, and casting your vote or by voting again by the telephone or Internet voting options described below, or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Meeting. If you hold your ordinary shares through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com

Unless revoked, a proxy will be voted at the Meeting in accordance with the shareholder’s indicated instructions. In the absence of instructions, proxies will be voted FOR each of the Proposals.

Q:     What will happen if I return my proxy card without indicating how to vote?

A:     If you sign and return your proxy card without indicating how to vote on any particular Proposal, the ordinary shares represented by your proxy will be voted in favor of each Proposal. Proxy cards that are returned without a signature will not be counted as present at the Meeting and cannot be voted.

Q:     Should I send in my share certificates now to have my Class A ordinary shares redeemed?

A:     ASCA shareholders who intend to have their public shares redeemed should send their certificates to Continental at least two business days before the Meeting. Please see “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Q:     Who will solicit the proxies and pay the cost of soliciting proxies for the Meeting?

A:     ASCA will pay the cost of soliciting proxies for the Meeting. ASCA has engaged Advantage Proxy to assist in the solicitation of proxies for the Meeting. ASCA has agreed to pay Advantage Proxy a fee of $8,000, plus disbursements, and will reimburse Advantage Proxy for its reasonable out-of-pocket expenses and indemnify Advantage Proxy and its affiliates against certain claims, liabilities, losses, damages, and expenses. ASCA will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Class A ordinary shares for their expenses in forwarding soliciting materials to beneficial owners of the Class A ordinary shares and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     What happens if I sell my shares before the Meeting?

A:     The Record Date for the Meeting is earlier than the date of the Meeting, as well as the date that the Business Combination is expected to be consummated. If you transfer your ASCA ordinary shares after the Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Meeting, but will transfer ownership of the shares and will not hold an interest in ASCA after the Business Combination is consummated.

Q:     When is the Business Combination expected to occur?

A:     Assuming the requisite regulatory and shareholder approvals are received, ASCA expects that the Business Combination will occur as soon as possible following the Meeting.

Q:     Are NewGenIvf’s shareholders required to approve the Business Combination?

A:     Yes. The Business Combination requires the affirmative approval of the Merger Agreement (as may be further amended from time to time) and the transactions contemplated by the Merger Agreement, including the Reincoporation Merger and the Acquisition Merger, by a special resolution of the shareholders of NewGenIvf passed by the affirmative vote of holders of NewGenIvf ordinary shares representing at least two-thirds of the votes of the NewGenIvf ordinary shares present and voting in person or by proxy at a meeting of the shareholders of NewGenIvf or approved in writing by all the holders of NewGenIvf ordinary shares entitled to vote at a general meeting of NewGenIvf.

Q:     Are there risks associated with the Business Combination that I should consider in deciding how to vote?

A:     Yes. There are a number of risks related to the Business Combination and other transactions contemplated by the Merger Agreement, that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 36 of this proxy statement/prospectus.

Q:     May I seek statutory appraisal rights or dissenter rights with respect to my shares?

A:     ASCA shareholders have appraisal rights in connection with the Reincorporation Merger but do not have appraisal rights in connection with the Acquisition Merger. There are no appraisal rights with respect to ASCA Warrants and Rights. See “The Meeting — Appraisal Rights” for more information.

Q:     What happens if the Business Combination is not consummated?

A:     If ASCA does not consummate the Business Combination by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter), then ASCA’s officers must take all actions necessary in accordance with the laws of the British Virgin Islands to dissolve and liquidate ASCA as promptly as reasonably possible. Following dissolution, ASCA will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable and liquidation expenses), together with any remaining out-of-trust net assets, will be distributed pro rata to holders of Class A ordinary shares who acquired such shares in the IPO or in the aftermarket. The estimated consideration that each Class A ordinary share would be paid at liquidation would be approximately $[•] per share based on amounts on deposit in the Trust Account as of [•], 2023. The closing price of our Class A ordinary shares on Nasdaq as of [•], 2023 was $[•]. The Initial Shareholders waived the right to any liquidation distribution with respect to any Class A ordinary shares held by them.

Q:     What happens to the funds deposited in the Trust Account following the Business Combination?

A:     Following the closing of the Business Combination, holders of public shares of ASCA exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to NewGenIvf to fund working capital needs of the Combined Company. As of [•], 2023, there was approximately $[•] million in the Trust Account.

ASCA estimates that approximately $[•] per outstanding public ASCA Class A ordinary share will be paid to the investors exercising their redemption rights.

Q:     Who will manage the Combined Company after the Business Combination?

A:     As a condition to the closing of the Business Combination, all of the officers and directors of ASCA will resign. For information on the anticipated management of the Combined Company, see “Directors and Executive Officers of the Combined Company after the Business Combination” in this proxy statement/prospectus.

Q:     Who can help answer my questions?

A:     If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact ASCA’s proxy solicitor at:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com

You may also obtain additional information about ASCA from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, ASCA encourages you to read carefully this entire proxy statement/prospectus, including the Merger Agreement attached as Annex A. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by ASCA’s shareholders.

The Parties to the Business Combination

A SPAC I Acquisition Corp.

ASCA was incorporated as a British Virgin Islands business company on April 29, 2021. It is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses.

On February 17, 2022, ASCA consummated its IPO of 6,000,000 units (“Units”) at $10.00 per Unit, generating gross proceeds of $60,000,000. Each Unit consists of one ASCA Class A ordinary share, three-fourths (3/4) of one redeemable warrant (“public warrant”), with each whole warrant entitling its holder to purchase one ASCA Class A ordinary share at a price of $11.50 per whole share, and one right (“Right”) to receive one-tenth (1/10) of one ASCA Class A ordinary share upon the consummation of an initial business combination. Simultaneously with the IPO, ASCA also consummated the sale to A SPAC (Holdings) Acquisition Corp., its Sponsor, of 2,875,000 warrants (the “private placement warrants”) in a private placement generating total proceeds of $2,875,000. ASCA granted the underwriters a 45-day option to purchase up to an additional 900,000 Units to cover over-allotments (the “Over-Allotment Option”) which was exercised on February 25, 2022. On March 1, 2022, ASCA closed the Over-Allotment Option resulting in additional gross proceeds of $9,000,000. Simultaneously with the closing of the Over-Allotment Option, ASCA consummated the sale of an additional 270,000 private placement warrants generating gross proceeds of $270,000.

As of March 1, 2022, a total of $69,690,000 of proceeds from the IPO (including the Over-Allotment Option) and the private placement consummated simultaneously with the closing of the IPO was placed in the Trust Account. ASCA incurred $4,918,415 in transaction costs, including $1,380,000 of cash underwriting fees, $2,415,000 of deferred underwriting fees, $551,967 of other offering costs, and $571,448 of fair value of 69,000 representative’s ordinary shares. The deferred underwriting fees remain constant and are not reduced based on redemptions. Because of this, the effective underwriting fee would be as follows based on the indicated redemption amount:

Effective Underwriting Fee
Assuming no redemptions	6.6%
Assuming 50% redemptions	13.2%
Assuming Proposal 4 not approved and Maximum redemptions	27.6%
Assuming Maximum redemptions	100.0%

As of [•], 2023, ASCA had cash of $[•] outside of the Trust Account. The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. At [•], 2023, there was $[•] held in the Trust Account (including $[•] of accrued interest which ASCA can withdraw to pay taxes).

On February 13, 2023, at a special general meeting of shareholders (the “Extension Meeting”), the Company’s shareholders approved a proposal to amend and restate the Company’s memorandum and articles of association (the “Charter Amendment”) to, among other things, allow the Company to extend the date by which it has to complete a business combination up to eight (8) times for an additional one (1) month each time from February 17, 2023 to October 17, 2023. In connection with the shareholders’ vote at the Extension Meeting, 3,272,305 Class A ordinary shares were tendered for redemption. On February 14, 2023, following the shareholder approval, the Company filed the Charter Amendment with the British Virgin Islands Registrar of Corporate Affairs.

On each of February 14, 2023, March 15, 2023, April 11, 2023, May 11, 2023, June 13 and July 12, 2023, ASCA made a deposit of $90,000 (the “Extension Payment”) to the Trust Account, and the period of time the Company has to consummate an initial business combination has been extended to August 17, 2023.

The amounts held in the Trust Account may only be used by ASCA upon the consummation of a business combination, except that there can be released to ASCA, from time to time, any interest earned on the funds in the Trust Account that it may need to pay its tax obligations. The remaining interest earned on the funds in the Trust Account will not be released until the earlier of the completion of a business combination or ASCA’s liquidation. ASCA executed the Merger Agreement on February 15, 2023 (as amended on June 12, 2023), and it must liquidate unless a business combination is consummated by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter).

ASCA’s Units, Class A ordinary shares, warrants and rights are listed on The Nasdaq Capital Market under the symbol “ASCAU”, “ASCA”, “ASCAW” and “ASCAR”, respectively. The Units commenced trading on or about February 17, 2022, and the Class A ordinary shares, warrants and rights commenced separate trading on The Nasdaq Capital Market on or about March 17, 2022.

ASCA’s principal executive offices are located at Level 39, Marina Bay Financial Centre, Tower 2, 10 Marina Boulevard, Singapore 018983 and its telephone number is (+65) 6818 5796.

A SPAC I Mini Acquisition Corp.

A SPAC I Mini Acquisition Corp. (“PubCo” or “Purchaser”) was incorporated in British Virgin Islands on January 26, 2023 for the sole purpose of effecting the Reincorporation Merger. Following the consummation of the Reincorporation Merger, ASCA will have merged with and into PubCo, with PubCo as the surviving publicly traded entity.

A SPAC I Mini Sub Acquisition Corp.

A SPAC I Mini Sub Acquisition Corp. (“Merger Sub”) was incorporated in the Cayman Islands on January 30, 2023 and is a wholly-owned subsidiary of PubCo, formed for the sole purpose of effecting the Acquisition Merger. Following the consummation of the Acquisition Merger, Merger Sub will have merged with and into NewGenIvf, with NewGenIvf surviving the merger as a wholly-owned subsidiary of PubCo.

NewGenIvf Limited

NewGenIvf is an assisted reproductive services (“ARS”) provider in Asia Pacific. Since the establishment of its first clinic in Thailand in 2014, NewGenIvf offers mainly two services, namely: (i) in-vitro fertilization (“IVF”) treatment service, comprising traditional IVF and egg donation; and (ii) surrogacy and ancillary caring services.

NewGenIvf Limited was incorporated under the laws of Cayman Islands in 2019, and conducts its business through its subsidiaries and affiliates in Thailand, Cambodia, Kyrgyzstan and Hong Kong. NewGenIvf’s principal place of business is located at 36/39-36/40, 13th Floor, PS Tower, Sukhumvit 21 Road (Asoke), Khlong Toei Nuea Sub-district, Watthana District, Bangkok 10110, Thailand and its phone number is +669-3236-2650. NewGenIvf’s registered office in the Cayman Islands is located at Harbour Place, 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman, Cayman Islands KY1-1106.

For more information on NewGenIvf, please see “Information about NewGenIvf” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NewGenIvf.”

The Merger Agreement

On February 15, 2023, ASCA entered into the Merger Agreement (as amended on June 12, 2023) with PubCo, Merger Sub, NewGenIvf and certain shareholders of NewGenIvf (the “Principal Shareholders”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the shareholders of ASCA, ASCA will reincorporate to the British Virgin Islands by merging with and into PubCo as a result of the Reincorporation Merger; and (ii) Merger Sub will merge with and into NewGenIvf resulting in NewGenIvf being a wholly-owned subsidiary of PubCo. The board of directors of

ASCA (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of ASCA.

On June 12, 2023, the parties to the Merger Agreement entered into a First Amendment to Merger Agreement (the “First Amendment”), pursuant to which NewGenIvf agreed to provide non-interest bearing loans in an aggregate principal amount of up to $560,000 (the “Loan”) to ASCA to fund any amount that may be required in order to further extend the period of time available for ASCA to consummate a business combination and for ASCA’s working capital, payment of professional, administrative and operational fees and expenses, and other purposes as mutually agreed by ASCA and NewGenIvf. Such loans will only become repayable upon the closing of the Acquisition Merger. In addition, pursuant to the First Amendment, subject to receipt of at least $140,000 as part of the Loan from NewGenIvf, ASCA agreed to waive its termination rights and the right to receive any Break-up Fee fee due to NewGenIvf’s failure to deliver audited financial statements by no later than February 28, 2023.

General Description of the Acquisition Merger

Business Combination Consideration

Merger Sub will be merged with and into NewGenIvf, resulting in NewGenIvf being a wholly owned subsidiary of PubCo.

The aggregate consideration for the Business Combination is $50,000,000, payable in the form of 5,000,000 newly issued PubCo Class A ordinary shares valued at $10.00 per share to NewGenIvf’s shareholders. In addition, after the closing of the Business Combination, subject to the terms and conditions set forth in the Merger Agreement, the Principal Shareholders will have the right to receive in the aggregate up to an additional 2,000,000 PubCo Class A Ordinary Shares as follows: (i) in the event that, during the 18-month period after the closing date, the volume-weighted average price of PubCo Class A Ordinary Shares over any 20 trading days within any 30-trading day period is greater than or equal to $15.00, then the Principal Shareholders will be entitled to receive 1,000,000 earnout shares; and (ii) in the event that the net profit of PubCo and its subsidiaries on a consolidated basis for any four consecutive fiscal quarters, during the six fiscal quarters commencing from the first day of the next fiscal quarter after the closing, is equal to or exceeds $3,825,000, then the Principal Shareholders will be entitled to receive 1,000,000 earnout shares.

1,350,000 PubCo Ordinary Shares (representing 10.8% of the number of PubCo Ordinary Shares outstanding immediately after the Closing, assuming no redemptions) will be reserved and authorized for issuance under the Share Incentive Award upon closing. After the Closing, the number of PubCo Ordinary Shares reserved and authorized for issuance under the Share Incentive Award may be adjusted to reflect increase or decrease of the number of outstanding PubCo Ordinary Shares. At the closing of the Business Combination, each NewGenIvf ordinary shares then issued and outstanding shall be cancelled and automatically converted into the right to receive PubCo Class A ordinary shares pursuant to the terms of the Merger Agreement.

Upon the closing of the Business Combination, PubCo board of directors will consist of seven (7) directors, three (3) of whom will be executive directors designated by NewGenIvf prior to the closing and four (4) of whom will be designated by NewGenIvf to serve as independent directors in accordance with Nasdaq’s listing standards and shall be reasonably acceptable to the Sponsor. See “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

After the consummation of the Business Combination, PubCo will be a “foreign private issuer” under the U.S. securities laws and the rules of Nasdaq. For more information about the foreign private issuer, please see “Directors and Executive Officers of the Combined Company after the Business Combination — Foreign Private Issuer Status.”

After the Business Combination, assuming there are no redemptions of shares and there is no exercise of warrants, ASCA’s current shareholders will own approximately 55.0% of the issued share capital of PubCo (such that public shareholders will own approximately 38.9% of the Combined Company), Chardan, ASCA’s Sponsor, current directors, officers and affiliates will own approximately 16.1% of the issued share capital of PubCo, and NewGenIvf shareholders will own approximately 45.0% of the issued share capital of PubCo.

Assuming Proposal 4 is not approved and the maximum redemption by public holders of 2,760,238 ASCA’s outstanding ordinary shares which is derived so that there is a minimum net tangible assets of $5,000,001, after giving effect to the payments to redeeming shareholders, ASCA’s current shareholders will own approximately 40.1% of the issued share capital of PubCo (such that public shareholders will own approximately 18.6% of the Combined Company), Chardan, ASCA’s Sponsor, current directors, officers and affiliates will own approximately 21.5% of the issued share capital of PubCo, and NewGenIvf shareholders will own approximately 59.9% of the issued share capital of PubCo.

Assuming the maximum redemption by public holders of 3,627,695 ASCA’s outstanding ordinary shares, after giving effect to the payments to redeeming shareholders, the public shareholders will own approximately 9.2% of the issued capital of PubCo, Chardan, ASCA’s Sponsor, current directors, officers and affiliates will own approximately 24.0% of the issued share capital of PubCo and NewGenIvf shareholders will own approximately 66.8% of the issued share capital of PubCo.

Assuming the Reincorporation Merger Proposal and the Business Combination Proposal are approved, ASCA expects to close the Business Combination by [•], 2023.

Representations and Warranties

In the Merger Agreement, NewGen, together with its subsidiaries are referred to as the “Company Group”, and the Principal Shareholders, jointly and severally, make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to , among other things: (a) proper corporate existence and power of NewGen and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and additional agreements thereto; (d) absence of conflicts; (e) capital structure; (f) accuracy of charter documents and corporate records; (g) accuracy of the list of all assumed or “doing business as” names used by the Company Group; (h) accuracy of the list of each subsidiary of NewGen; (i) required consents and approvals; (j) financial information; (k) accuracy, completeness and authenticity of contracts, documents and other papers; (l) absence of certain changes or events; (m) title to assets and properties; (n) material litigations; (o) material contracts; (p) licenses and permits; (q) compliance with laws; (r) ownership of intellectual property; (s) customers and suppliers; (t) accounts receivable and payable and loans; (u) no pre-payments received except in the ordinary of course of business; (v) employment and labor matters; (w) withholding of obligations of the Company Group applicable to its employees; (x) real property; (y) taxes matters; (z) environmental matters; (aa) finders fees; (bb) powers of attorney and suretyships; (cc) directors and officers; (dd) no unlawful payment; (ee) compliance with anti-money laundering laws; (ff) that NewGen is not an investment company; and (gg) other customary representations and warranties.

ASCA, Purchaser and Merger Sub (collectively, the “Purchaser Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate existence and power; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and additional agreements thereto; (d) finders fees; (e) absence of conflicts; (f) issuance of closing payment shares; (g) capital structure; (h) information supplied by the Purchaser Parties; (i) trust account; (j) Nasdaq Stock Market listing; (k) board approval; (l) SEC filing requirements and financial statements; (m) litigation; (n) compliance with laws; (o) that ASCA is not an investment company; and (p) tax matters.

Conduct Prior to Closing; Covenants Pending Closing

Each of the Company Group and the Purchaser Parties has agreed prior to the closing of the transaction contemplated by the Merger Agreement, to, and cause its subsidiaries to, (a) conduct its respective business in the ordinary course, consistent with past practices, (b) not enter into any material transactions without the prior written consent of the other party, (c) use its commercially reasonable efforts to preserve intact its respective assets, keep available the services of its respective current officers and key employees and maintain in all material respects the current relationships with its respective suppliers, customers and other third parties, and (d) comply with all Laws applicable to it and its Subsidiaries and their respective businesses, assets and employees in all material respects.

Each of the Company Group and ASCA also agreed not to take certain specified actions without the prior written consent of the other party (which shall not be unreasonably withheld) prior to the closing of the transactions contemplated. Each of the Company Group and the Purchaser Parties also agreed not to, directly or indirectly, take any action intended or designed to facilitate an Alternative Transaction as described in the Merger Agreement.

The Merger Agreement also contains covenants providing for:

•        The Company Group and Purchaser Parties providing access to their respective assets, offices, properties, facilities, personnel and books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

•        Each party promptly notifying the other party of certain events;

•        SEC filings and cooperation in making certain filings with the SEC;

•        NewGen delivering its audited financial statements by February 28, 2023;

•        Disbursement of funds in the trust account; and

•        Directors’ and officers’ indemnification and insurance.

Covenants

The Company Group makes covenants relating to, among other things: (a) reporting of taxes and compliance with laws; (b) obtaining third party consents; (c) delivery of annual and interim financial statements; (d) continued employment of certain employees; (e) cooperation in connection with financing agreements; (f) obtaining Company shareholder approval; and (g) an equity incentive plan.

Each party further makes covenants relating to, among other things: (a) using commercially reasonable efforts to consummate and implement the transactions contemplated by the Merger Agreement and additional agreements thereto; (b) tax matters; (c) settlement and reimbursement of expenses; (d) compliance with SPAC agreements; (e) that Purchaser shall prepare with the assistance and cooperation of the Company Group, and file with the SEC a registration statement and proxy statement; and (f) confidentiality.

Pursuant to the First Amendment to the Merger Agreement entered into on June 12, 2023, NewGenIvf agreed to provide non-interest bearing loans in an aggregate principal amount of up to $560,000 (the “Loan”) to ASCA to fund any amount that may be required in order to further extend the period of time available for ASCA to consummate a business combination and for ASCA’s working capital, payment of professional, administrative and operational fees and expenses, and other purposes as mutually agreed by ASCA and NewGenIvf. Such loans will only become repayable upon the closing of the Acquisition Merger. In addition, pursuant to the First Amendment, subject to receipt of at least $140,000 as part of the Loan from NewGenIvf, ASCA agreed to waive its termination rights and the right to receive any Break-up Fee due to NewGenIvf’s failure to deliver audited financial statements by no later than February 28, 2023.

Conditions to Closing

General Conditions

Consummation of the Merger Agreement and the transactions therein is conditioned on, among other things, (i) no provisions of any applicable law, and no order shall prohibit or prevent the consummation of the closing; (ii) there shall not be any action brought by a third party that is not an affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the closing; (iii) the Reincorporation Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions; (iv) the SEC shall have declared the registration statement effective, and no stop order suspending the effectiveness of the registration statement or any part thereof shall have been issued; (v) the Merger Agreement, each of the additional agreement as described in the Merger Agreement and the transactions contemplated hereby and thereby, shall have been duly authorized and approved respectively by the shareholders of NewGen and ASCA; and (vi) immediately after the closing, ASCA shall have in excess of $5,000,000 in net tangible assets.

Purchaser Parties’ Conditions to Closing

The obligations of Purchaser Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

•        The Company Group and the Principal Shareholders complying with all of the obligations under the Merger Agreement in all material respects;

•        The representations and warranties of the Company Group and the Principal Shareholders being true on and as of the date of the Merger Agreement and closing date of the transactions, other than as would not reasonably be expected to have a material adverse effect;

•        There having been no material adverse effect to the Company Group;

•        All Company Group Consents having been obtained;

•        The Company’s key personnel having executed employment agreements; and

•        The Purchaser Parties receiving legal opinions from counsels in Thailand, Cambodia and Kyrgyzstan;

NewGen’s Conditions to Closing

The obligations of NewGen to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•        Purchaser Parties complying with all of their obligations under the Merger Agreement in all material respects;

•        The representations and warranties of Purchaser Parties being true on and as of the date of the Merger Agreement and closing date of the transactions, other than as would not reasonably be expected to have a material adverse effect;

•        There having been no material adverse effect to Purchaser Parties;

•        The Purchaser Parties in material compliance with the reporting requirements under the applicable Securities Act and Exchange Act;

•        The Parent Shares Redemption (as defined in the Merger Agreement) shall have been completed in accordance with the terms hereof and the proxy statement;

•        The directors designated by the Company shall have been appointed to the board of directors of Purchaser, effective as of the effective time of the Acquisition Merger; and

•        ASCA remaining listed on Nasdaq and the additional listing application for the Closing Payment Shares (as defined in the Merger Agreement) having been approved for listing by Nasdaq.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to ASCA shareholders, by, subject to the provisions in the First Amendment:

•        the Purchaser Parties, if the audited financial statements of the Company for the years ended December 31, 2022 and 2021 have not been delivered by February 28, 2023;

•        the Company and the Purchaser Parties any time prior to the closing date upon mutual agreement;

•        the Purchaser Parties, if the Company and the Principal Shareholders have materially breached or failed to perform or comply with any representation, warranty, agreement or covenant contained in the Merger Agreement and such breach or failure to perform or comply has not been cured within (x) ten (10) business days following the date that the Company is notified in writing of such breach or failure to perform or comply or (y) a different date as mutually agreed by the Purchaser Parties and the Company; or

•        the Company, if the Purchaser Parties have materially breached or failed to perform or comply with any representation, warranty, agreement or covenant contained in the Merger Agreement and such breach or failure has not been cured within (x) ten (10) business days following the date that the Purchaser Parties are notified in writing of such breach or failure to perform or comply or (y) a different date as mutually agreed by the Purchaser Parties and the Company.

In the event that the Merger Agreement is terminated by the Purchaser Parties due to (i) the failure of the Company to deliver its audited financial statement by February 28, 2023 or (ii) any breach or failure by the Company or the Principal Shareholders which initially occurs on or prior to the date that is five (5) months after the initial filing of the preliminary Proxy Statement/Registration Statement with the SEC (the “Milestone Date”), the Company and the Principal Shareholders shall, on a joint and several basis, pay a break-up fee of $2,000,000 to ASCA and/or the Sponsor (the “Break-up Fee”). Pursuant to the First Amendment, subject to receipt of at least $140,000 as part of the loan from NewGenIvf, ASCA agreed to waive its termination rights and the right to receive any Break-up Fee due to NewGenIvf’s failure to deliver audited financial statements by February 28, 2023.

In the event that the Merger Agreement is terminated by the Purchaser Parties due to any breach or failure by the Company or the Principal Shareholders which initially occurs after the Milestone Date, the Company and the Principal Shareholders shall, on a joint and several basis, pay a break-up fee of $1,000,000 to ASCA and/or the Sponsor.

Certain Related Agreements

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, ASCA, Purchaser, the Company and certain shareholders of the Company (the “Supporting Shareholders”) entered into a voting and support agreement (the “Support Agreement”) pursuant to which such Supporting Shareholders have agreed, among other things, to vote in favor of the Acquisition Merger, the adoption of the Merger Agreement and any other matters necessary or reasonably requested by ASCA, Purchaser or the Company for consummation of the Acquisition Merger and the other transactions contemplated by the Merger Agreement.

In addition, the Supporting Shareholders have agreed not to sell, assign, encumber, pledge, hypothecate, dispose, loan or otherwise transfer the shares of the Company owned of record and beneficially by such Supporting Shareholders or over which such Supporting Shareholders have voting power, prior to the earlier to occur of (a) the closing of the Acquisition Merger, (b) the termination of the Merger Agreement, and (c) written agreement of the applicable Supporting Agreement and ASCA and Purchaser.

Additional Agreements to be Executed at Closing

The Merger Agreement provides that, upon consummation of the transactions, the parties will enter into the following additional agreements.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, Purchaser will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain shareholders of ASCA and NewGen with respect to the shares of Purchaser issued or issuable in connection with the Business Combination, which will become effective upon the consummation of the Business Combination.

Lock-up Agreement and Arrangements

In connection with the closing of the Business Combination, certain shareholders of NewGen will enter into a lock-up agreement (the “Lock-Up Agreement”) with Purchaser, pursuant to which such shareholders will agree, subject to certain customary exceptions, not to transfer, offer, sell, contract to sell, pledge or otherwise dispose of (i) any PubCo Ordinary Shares, any PubCo Ordinary Shares received or issuable upon settlement of restricted share units or the exercise of options or warrants to purchase any PubCo Ordinary Shares, or any securities convertible into or exercisable or exchangeable for any PubCo Ordinary Shares, in each case, held by, or beneficially owned by, such shareholders immediately after the Closing, for a period of one (1) year after the closing date and (ii) any Earnout Shares to the extent issued pursuant to the Merger Agreement, for a period of one (1) year after the issuance of such Earnout Shares.

Twenty percent (20%) of the lock-up shares are subject to early release from lock-up if after the date that is six (6) months after the closing date (in the case of the lock-up shares other than the Earnout Shares) or the date of the issuance (in the case of the Earnout Shares), the VWAP of the PubCo Class A Ordinary Shares over any twenty (20) Trading Days within any thirty (30) Trading Day period is greater than or equal to $15.00 (as adjusted for share splits, share capitalization, subdivisions, reorganization, recapitalization and other similar arrangements).

Management

Effective as of the closing of the Business Combination, the Combined Company’s Board of Directors will have at least seven (7) directors, three (3) of which will be executive directors designated by the Company prior to the Closing and four (4) of which will be designated by the Company to serve as independent directors in accordance with Nasdaq’s listing standards. Effective as of the closing of the Business Combination, all of the executive officers of ASCA immediately prior to the closing of the Business Combination shall resign and the individuals serving as executive officers of the Combined Company immediately after the closing of the Business Combination will be the same individuals (in the same offices) as those of NewGen immediately prior to the closing of the Business Combination. See “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

Voting Securities

As of the Record Date, there were [•] ASCA Class A ordinary shares and 1 ASCA Class B ordinary share issued and outstanding. Only ASCA shareholders who hold ASCA Class A ordinary shares or ASCA Class B ordinary shares of record as of the close of business on [•], 2023 are entitled to vote at the Meeting or any adjournment or postponement thereof. Approval of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Charter Amendment Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding ASCA ordinary shares, present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting or any adjournment or postponement thereof.

Attending the Meeting either in person, by virtual attendance or by submitting your proxy and abstaining from voting will have no effect on the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the Proposals.

As of [•], 2023, a total of 1,794,000 Class A ordinary shares and 1 ASCA Class B ordinary share, or approximately 31.8% of the outstanding ASCA ordinary shares, were subject to the Letter Agreement pursuant to which holders have agreed to vote their ordinary shares in favor of the Business Combination. As a result, only 916,847 Class A ordinary shares held by the public shareholders will need to be present in person, by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve each of the Reincorporation Merger Proposal and the Acquisition Merger Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of Class A ordinary shares to constitute a quorum is present, no Class A ordinary shares held by the public shareholders will be required to vote in favor of the Reincorporation Merger Proposal or the Acquisition Merger Proposal for it to be approved.

Appraisal Rights

ASCA shareholders have appraisal rights in connection with the Reincorporation Merger but do not have appraisal rights in connection with the Acquisition Merger. There are no appraisal rights with respect to ASCA Warrants and Rights. See “The Meeting — Appraisal Rights” for more information.

Redemption Rights

Pursuant to ASCA’s Existing Charter, holders of public ASCA Class A ordinary shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding public ASCA Class A ordinary shares. As of [•], 2023, this would have amounted to approximately $[•] per share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)     hold public shares; and

(ii)    prior to 5:00 p.m., Eastern Time, on [•], 2023, (a) submit a written request to Continental that ASCA redeem your public shares for cash and (b) deliver your public shares to Continental, physically or electronically through DTC.

If a holder of ASCA Class A ordinary shares exercises his, her or its redemption rights, then such holder will be exchanging his, her or its public shares for cash and will no longer own shares of the Combined Company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Continental in accordance with the procedures described therein. Please see “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Ownership of the Post-Business Combination Company After the Closing

It is anticipated that, upon the closing of the Business Combination, under the “no redemptions” scenario, ASCA’s public shareholders would retain an ownership interest of approximately 38.9% in the Combined Company. The following chart illustrates the ownership structure of PubCo immediately following the Business Combination. The equity interests shown in the diagram below were calculated based on the assumptions that (i) no ASCA’s public shareholders exercises its redemption, (ii) none of the parties in the chart below purchase PubCo Ordinary Shares in the open market, (iii) there are no other issuances of equity by ASCA prior to or in connection with the consummation of the Business Combination. The ownership percentages set forth below do not take into account (a) the issuance of any additional shares under the Share Incentive Award and (b) the exercise of any PubCo Warrants.

Chardan
A SPAC (Holdings) Acquisition Corp.
ASCA Public Shareholders
Seazen Resources Investment
Siu, Wing Fung Alfred
Fong, Hei Yue Tina
0.62%
15.52%
38.86%
8.05%
16.01%
20.93%
PubCo
NewGenIvf Limited
0.01%
100%
100%
100%
100%
FFPGS (HK) Ltd
First Fertility Phnom Penh Ltd
First Fertility Bishkek LLC
Well Image Limited HK
Sunipa Tanalekapat
48.99%
Med Holdings Limited
51%
49.0%
50.995%
0.005%
First Fertility PGS Center Co Ltd

Auditor’s Regulation

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of consecutive “non-inspection years” from three years to two. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “2021 PCAOB Determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

NewGen’s auditor, WWC P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this proxy statement/prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in San Mateo, California, and is subject to inspection by the PCAOB on a regular basis with the last inspection in December 2021. As of the date of this proxy statement/prospectus, our auditor is not among the firms listed on the PCAOB Determinations issued in December 2021.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance of the People’s Republic of China (“COF”). The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

The PCAOB reassessed the 2021 PCAOB Determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating in mainland China and Hong Kong completely. The PCAOB sent its inspectors to conduct on-site inspections and investigations of firms headquartered in mainland China and Hong Kong over a nine-week period from September to November 2022.

On December 15, 2022, the PCAOB announced in the 2022 Determination its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re-evaluation could cause trading in our securities to be prohibited under the HFCAA, ultimately resulting in a determination by a securities exchange to delist our securities. In addition, under the HFCAA, as amended by the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Board in favor of adoption of the Business Combination and the related Proposals, you should keep in mind that the Sponsor (which is affiliated with certain of ASCA’s officers and directors) and ASCA’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder generally, including but not limited to the following:

•        The Sponsor and its affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. The Sponsor and its affiliates will retain 1,725,000 ordinary shares upon consummation of the Business Combination, representing ownership interest of approximately 23.1% in the combined company, assuming maximum redemption by our public shareholders and no exercise of our warrants. Such ordinary shares had an aggregate market value of approximately $[•] million, based on the closing price of the ASCA Class A ordinary shares of $[•] per share on Nasdaq on [•], 2023.

•        If an initial business combination with NewGenIvf or another business combination is not completed by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter), ASCA will be required to liquidate. In such event, 1,725,000 ASCA Class A ordinary shares and 1 ASCA Class B ordinary share held by the Sponsor, which were acquired by the Sponsor prior to the IPO for an aggregate purchase price of approximately $0.01 per share, or $25,000 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption or distribution from the Trust Account with respect to such securities. The Class B ordinary share will automatically be cancelled at the consummation of the Business Combination. The ASCA Class A ordinary shares had an aggregate market value of approximately $[•] million, based on the closing price of the ASCA Class A ordinary shares of $[•] per share on Nasdaq on [•], 2023. The Sponsor and ASCA’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the founder shares and no other consideration was paid for such agreement.

•        If an initial business combination with NewGenIvf or another business combination is not completed by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter), ASCA will be required to liquidate. In such event, 3,145,000 private placement warrants purchased by the Sponsor for a purchase price of $1.00 per warrant, or $3,145,000 in the aggregate, in a private placement simultaneously with the closing of the IPO, will be worthless. At the consummation of the Business Combination, such warrants would have an aggregate market value of approximately $[•] million, based on the closing price of $[•] per warrant on Nasdaq on [•], 2023.

•        The exercise of ASCA’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interests.

•        The Sponsor may make loans from time to time to ASCA to fund certain capital requirements. On January 27, 2023 and March 13, 2023, ASCA issued to the Sponsor two unsecured promissory notes in the aggregate amount up to $500,000 per note. On June 12, 2023, ASCA issued to the Sponsor an unsecured promissory note in the aggregate amount up to $200,000. As of the date of this proxy statement/prospectus, $[•] in the aggregate were outstanding under these promissory notes. The principal amounts outstanding under these promissory notes will be payable promptly on demand and, in any event, no later than the date on which ASCA terminates or consummates an initial business combination. If the Business Combination is not consummated, these loans will be repaid only from funds available to ASCA outside of the Trust Account.

•        If ASCA is unable to complete an initial business combination within the required time period, the Sponsor may be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by ASCA for services rendered or contracted for ASCA. If ASCA consummates an initial business combination, on the other hand, the combined company will be liable for all such claims.

•        The Sponsor and ASCA’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on ASCA’s behalf, such as identifying and investigating possible business targets and business combinations. However, if the proposed Business Combination is not completed by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter), they will not have any claim against the Trust Acccount for reimbursement. Accordingly, ASCA may not be able to reimburse these expenses, and the Sponsor and ASCA’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital if the Business Combination or another business combination is not completed within the allotted time period. As of the date of this proxy statement/prospectus, the Sponsor and ASCA’s officers and directors and their affiliates have not had any unpaid reimbursable expenses.

•        The Merger Agreement provides for the continued indemnification of ASCA’s current directors and officers and the continuation of directors and officers liability insurance after the Business Combination covering ASCA’s current directors and officers.

•        The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other ASCA shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the Class A ordinary shares declined to $5.00 per share after the close of the business combination, ASCA’s public shareholders who purchased shares in the IPO, would have a loss of $5.00 per share, while ASCA’s Sponsor would have a gain of $[•] per share because it acquired the founder shares for a nominal amount.

The foregoing personal and financial interests of the Sponsor as well as ASCA’s directors and executive officers may have influenced their motivation in identifying and selecting NewGenIvf as a business combination target, completing an initial business combination with NewGenIvf and influencing the operation of the business following the Business Combination. Moreover, the foregoing interests present a risk that the Sponsor will benefit from the completion of a business combination, including in a manner that may not be aligned with public shareholders. As such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. In considering the recommendations of the ASCA Board to vote for the proposals, its shareholders should consider these interests.

ASCA’s amended and restated memorandum and articles of association excludes the corporate opportunity doctrine, and any other analogous doctrine, from applying to any director and officer of ASCA unless such corporate opportunity is expressly offered to such director or officer solely in his or her capacity as a director or officer of ASCA and such opportunity is one ASCA is permitted to complete on a reasonable basis. ASCA believes that the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in its amended and restated memorandum and articles of association did not impact its search for an acquisition target and that ASCA was not prevented from reviewing any opportunities as a result of such waiver. For example, certain members of ASCA’s management team and board of directors are on the management team of A SPAC II Acquisition Corp., a special purpose acquisition company that is currently in the process of searching for an acquisition target. Because of the pre-existing duty to ASCA, which took priority over the duties owed to A SPAC II Acquisition Corp., there were no related interests or conflicting duties with respect to ASCA’s search for an acquisition target.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, ASCA will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the holders of NewGenIvf expecting to have a majority of the voting power of the post-combination company, NewGenIvf senior management comprising all of the senior management of the post-combination company, the relative size of NewGenIvf compared to ASCA, and NewGenIvf operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of NewGenIvf issuing share for the net assets of ASCA, accompanied by a recapitalization. The net assets of ASCA will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of NewGenIvf.

Recommendations of the Board and Reasons for the Business Combination

After careful consideration of the terms and conditions of the Merger Agreement, the Board has determined that the Business Combination and the transactions contemplated thereby are fair to, and in the best interests of, ASCA and its shareholders. In reaching its decision with respect to the Business Combination and the transactions contemplated thereby, the Board reviewed various industry and financial data and the evaluation of materials provided by NewGenIvf. The Board obtained a fairness opinion from IJW & Co., Ltd (“IJW”), on which to base its assessment (see Annex C). The Board recommends that ASCA shareholders vote:

•        FOR the Reincorporation Merger Proposal;

•        FOR the Acquisition Merger Proposal;

•        FOR the Nasdaq Proposal;

•        FOR the Charter Amendment Proposal; and

•        FOR the Adjournment Proposal.

Summary Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the special meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 36 of this proxy statement/prospectus. Some of these risks related to are summarized below. References in the summary below to “NewGenIvf” generally refer to NewGenIvf in the present tense or to the Combined Company from and after the Business Combination.

The following summarizes certain principal factors that make an investment in the Combined Company speculative or risky, all of which are more fully described in the “Risk Factors” section below. This summary should be read in conjunction with the “Risk Factors” section and should not be relied upon as an exhaustive summary of the material risks facing ASCA’s, NewGenIvf’s and/or the Combined Company’s business.

Risks Related to NewGenIvf’s Business and Industry

•        The fertility market in which NewGenIvf participates is competitive, and if NewGenIvf does not continue to compete effectively, its results of operations could be harmed.

•        NewGenIvf has a limited operating history with its current platform of solutions, which makes it difficult to predict its future prospects, financial performance and results of operations.

•        NewGenIvf’s marketing efforts depend significantly on its ability to receive positive references from its existing clients.

•        If NewGenIvf is unable to attract new clients, its business, financial condition and results of operations would be adversely affected.

•        NewGenIvf’s business depends on its ability to maintain its existing client demographics. Any failure to do so would harm its business, financial condition and results of operations.

•        A significant reduction in the utilization of NewGenIvf’s solutions could have an adverse effect on its business, financial condition and results of operations.

•        If NewGenIvf fails to offer high-quality support, its reputation could suffer.

•        Failure to effectively develop and expand its marketing and sales capabilities could harm its ability to increase its client base and achieve broader market acceptance of solutions NewGenIvf provides.

•        NewGenIvf may experience net losses and may not sustain profitability in the future.

•        NewGenIvf’s future revenue may not grow at the rates it historically has, or at all.

•        NewGenIvf’s quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of NewGenIvf’s business.

•        If the estimates and assumptions NewGenIvf uses to determine the size of the target markets for its services are inaccurate, its future growth rate may be impacted and its business would be harmed.

•        NewGenIvf may not be able to successfully manage its growth, and if NewGenIvf is not able to grow efficiently, its business, financial condition and results of operations could be harmed.

•        If NewGenIvf’s new solutions and services are not adopted by its clients, or if it fails to innovate and develop new offerings that are adopted by its clients, its revenue and results of operations may be adversely affected.

•        If NewGenIvf fails to adapt and respond effectively to the changing medical landscape, changing regulations, changing client needs, requirements or preferences, its offerings may become less competitive.

•        If NewGenIvf fails to maintain and enhance its brand, its ability to expand its client base will be impaired and its business, financial condition and results of operations may suffer.

•        If NewGenIvf fails to retain and motivate members of its management team or other key employees, or fails to attract additional qualified personnel to support its operations, its business and future growth prospects could be harmed.

•        To successfully market and sell its services and products in Asia-Pacific markets, NewGenIvf must address many international business risks with which NewGenIvf has limited experience.

•        Ethical, legal and social concerns related to the use of assisted reproductive technology could reduce demand for the fertility services provided by the medical facilities in NewGenIvf’s network, and thus may adversely affect the business, financial conditions and results of operations of the medical facilities in its network.

•        NewGenIvf is reliant on revenue from international clients.

•        Fluctuations in exchange rates could have a material and adverse effect on NewGenIvf’s results of operations and the value of your investment.

•        Governmental control of currency conversion may limit NewGenIvf’s ability to utilize NewGenIvf’s net revenue effectively and affect the value of your investment.

•        Substantially all of NewGenIvf’s assets and operations are located in Thailand, Cambodia and Kyrgyzstan and they are subject to economic, legal and regulatory uncertainties in such countries.

•        Failure to comply with the terms of future financing arrangements could result in default, which could have an adverse effect on NewGenIvf’s cash flow and liquidity.

•        NewGenIvf requires a significant amount of capital to fund its operations and growth. If NewGenIvf cannot obtain sufficient capital on acceptable terms, its business, financial condition, and prospects may be materially and adversely affected.

•        The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect NewGenIvf’s business, financial condition, results of operations, and prospects.

•        NewGenIvf has limited insurance coverage for its operations.

•        NewGenIvf may not be successful in adapting to technological developments, which may affect its business and results of operations.

•        If its computer systems, or those of its providers, specialty pharmacies or other downstream vendors lag, fail or suffer security breaches, NewGenIvf may incur a material disruption of its services, which could materially impact its business and the results of operations.

Risks Related to NewGenIvf’s Relationships with Third Parties

•        NewGenIvf’s business depends on its ability to maintain its network of high-quality fertility specialists and other healthcare providers. If NewGenIvf is unable to do so, its future growth would be limited and its business, financial condition and results of operations would be harmed.

•        The medical facilities and professionals in NewGenIvf’s network could become the subject of litigation, allegations and other claims, and NewGenIvf may not be adequately insured against these liabilities.

•        The assisted reproductive medical facilities in NewGenIvf’s network have limited control over the quality of the pharmaceuticals, medical equipment, medical consumables and other supplies used in its operations, and cannot guarantee that the products in use are not defective or counterfeit.

•        If NewGenIvf loses its relationship with one or more key pharmaceutical manufacturers, its business and results of operations could be adversely affected.

•        NewGenIvf has engaged in transactions with related parties, and such transactions present potential conflicts of interest that could have an adverse effect on its business and results of operations.

•        NewGenIvf may be subject to claims and allegations relating to intellectual property and other causes.

•        Certain data and information in this proxy statement/prospectus relied on NewGenIvf were obtained from third-party data and polls. These metrics were not independently verified by NewGenIvf and may not be accurate.

Risks Related to Government Regulation

•        NewGenIvf operates in a highly regulated industry and must comply with a significant number of complex and evolving requirements. Any lack of requisite approvals, licenses, or permits applicable to NewGenIvf’s business may have a material and adverse impact on NewGenIvf’s business, financial condition, and results of operations.

•        Legal or regulatory restriction, government regulation, industry standards and other requirements create risks and challenges with respect to NewGenIvf’s compliance efforts and its business strategies and could adversely impact NewGenIvf’s business and limited the growth of NewGenIvf’s operations.

•        Any litigation against it could be costly and time-consuming to defend and could harm NewGenIvf’s business, financial condition and results of operations.

•        Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt NewGenIvf’s business, dilute stockholder value, and adversely affect its business, financial condition and results of operations.

•        Changes in NewGenIvf’s effective tax rate or tax liability may have an adverse effect on its results of operations.

•        NewGenIvf’s reported financial results may be adversely affected by changes in accounting principles generally accepted in relevant jurisdictions.

•        If NewGenIvf’s estimates or judgments relating to its critical accounting policies prove to be incorrect, its results of operations could be adversely affected.

•        NewGenIvf is subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject it to criminal or civil liability and harm its business, financial condition and results of operations.

Risks Related to ASCA’s Business and the Business Combination

•        If ASCA is deemed to be an investment company for purposes of the Investment Company Act, ASCA would be required to institute burdensome compliance requirements and its activities would be severely restricted and, as a result, ASCA would likely abandon its efforts to consummate an initial business combination and liquidate and dissolve.

•        To mitigate the risk that ASCA might be deemed to be an investment company, ASCA may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash, resulting in ASCA receiving minimal interest and reducing the dollar amount the public shareholders would receive upon any redemption or liquidation of ASCA.

•        ASCA’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about ASCA’s ability to continue as a “going concern.”

•        You must tender your ASCA Class A ordinary shares in order to validly seek redemption at the Meeting.

•        If third parties bring claims against ASCA, the proceeds held in trust could be reduced and the per-share liquidation price received by ASCA’s shareholders may be less than $10.10.

•        Any distributions received by ASCA shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, the value of ASCA’s assets did not exceed its liabilities or ASCA was unable to pay its debts as and when they fell due.

•        ASCA will be forced to liquidate the Trust Account if it cannot consummate a business combination by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under its Existing Charter). In the event of a liquidation, ASCA’s public shareholders will receive approximately $[•] per share.

•        ASCA will incur significant transaction costs in connection with transactions contemplated by the Merger Agreement.

Risks Related to PubCo’s Securities Following the Business Combination and PubCo Operating as a Public Company

•        PubCo may not qualify as, or continue to satisfy the requirement for, a foreign private issuer, which may require PubCo to fully comply with more stringent reporting requirements of the Exchange Act for domestic issuers.

•        PubCo is incorporated under British Virgin Islands law, and investors may face difficulties protecting its rights in the U.S. and under U.S. Law.

•        There are, and continue to be, uncertainties involving the PubCo’s status under U.S. tax law which may adversely affect PubCo’s financial operation.

Risks Related to the Potential Impact of PRC Laws and Regulations on NewGenIvf’s Subsidiaries’ Business

•        The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as NewGenIvf’s, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and NewGenIvf were to be subject to such oversight and control, it may result in a material adverse change to NewGenIvf’s subsidiaries’ business operations, including NewGenIvf’s subsidiaries’ operations in Hong Kong, significantly limit or completely hinder NewGenIvf’s ability to offer or continue to offer securities to investors, and cause the Ordinary Shares to significantly decline in value or become worthless.

•        NewGenIvf’s subsidiaries’ business, NewGenIvf’s financial condition and results of operations, and/or the value of NewGenIvf’s Ordinary Shares or NewGenIvf’s ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to NewGenIvf’s subsidiaries.

•        The PRC government may exert substantial influence and discretion over mainland China residents and the manner in which companies incorporated under the PRC laws must conduct their business activities. Mainland China residents may purchase NewGenIvf’s services and NewGenIvf has Hong Kong-based subsidiaries with no operations in mainland China. If NewGenIvf were to become subject to such direct influence or discretion, it may result in a material change in NewGenIvf’s subsidiaries’ operations and/or the value of NewGenIvf’s Ordinary Shares, which would materially affect the interest of the investors.

•        Uncertainties arising from the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder NewGenIvf’s ability to offer or continue to offer NewGenIvf’s securities, result in a material adverse change to NewGenIvf’s subsidiaries’ business operations, and damage NewGenIvf’s reputation, which would materially and adversely affect NewGenIvf’s financial condition and results of operations and cause NewGenIvf’s Ordinary Shares to significantly decline in value or become worthless.

•        If NewGenIvf and/or NewGenIvf’s subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the CSRC, the CAC, or other PRC governmental authorities in connection with this offering under PRC laws, NewGenIvf and/or NewGenIvf’s subsidiaries may be fined or subject to other sanctions, and NewGenIvf’s subsidiaries’ business and NewGenIvf’s reputation, financial condition, and results of operations may be materially and adversely affected.

•        The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.

SELECTED HISTORICAL FINANCIAL DATA OF ASCA

The balance sheet data of ASCA as of March 31, 2023 (unaudited) and December 31, 2022 (audited) and the statement of operations data of ASCA for the three months ended March 31, 2023 (unaudited), for the three months ended March 31, 2022 (unaudited), and for the year ended December 31, 2022 (audited) are derived from ASCA’s financial statements included elsewhere in this registration statement. The financial statements of A SPAC I Mini Corp. are omitted because it has no assets, liabilities or operations.

The historical results of ASCA included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of ASCA. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ASCA” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	For the three Months ended March 31, 2023	For the three months ended March 31, 2022	For the year ended December 31, 2022
	(Unaudited)	(Unaudited)	(Audited)
Statement of Operations Data:
Loss from operations	$(510,548)	$(160,030)	$(504,907)
Interest income	562,667	6,531	1,005,557
Net income (loss)	$52,119	$(153,499)	$500,650
Weighted average shares outstanding – Class A ordinary shares subject to possible redemption	5,227,489	3,100,000	5,963,014
Basic and diluted net income per ordinary share – Class A ordinary shares subject to possible redemption	$0.21	$0.08	$0.47
Weighted average shares outstanding – Class B ordinary shares and Class A ordinary shares not subject to possible redemption	1,794,000	1,756,000	1,784,630
Basic and diluted net income per ordinary share – Class B ordinary shares and Class A ordinary shares not subject to possible redemption	$(0.58)	$(0.23)	$(1.28)
	As of March 31, 2023	As of December 31, 2022
	(Unaudited)	(Audited)
Balance Sheet Data:
Total cash	$3,433	$54,719
Total assets	$37,908,400	$70,786,433
Total liabilities	$3,212,477	$2,465,000
Class A ordinary share subject to possible redemption	3,627,695	6,900,000
Total shareholders’ equity (deficit)	$(3,062,725)	$984,373

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NEWGENIVF

The following selected consolidated statements of operations data for the years ended December 31, 2022 and 2021, selected consolidated balance sheet data as of December 31, 2022 and 2021, and selected combined and consolidated cash flow data for the years ended December 31, 2022 and 2021, have been derived from NewGenIvf’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of NewGenIvf. You should read this “Selected Historical Consolidated Financial Data of NewGenIvf” section together with NewGenIvf’s consolidated financial statements and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NewGenIvf” contained elsewhere herein.

The following table presents NewGenIvf’s selected consolidated statements of operations data for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021
Revenues	$5,944,190	$4,118,120
Operating income	638,705	398,758
Net income attributable to the shareholders of the Company	698,667	199,467
Basic and diluted earnings per share	1.21	0.36

The following table presents NewGenIvf’s selected consolidated balance sheet data as of December 31, 2022 and 2021.

	As at December 31,
	2022	2021
Cash and cash equivalents	$27,556	$28,764
Due from shareholders	2,560,744	550,013
Total assets	3,224,838	1,412,764
Total liabilities	2,804,283	2,327,674
Total shareholders’ equity/(deficit)	420,555	(914,910)

The following table presents NewGenIvf’s selected consolidated cash flow data for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
	2022	2021
Net cash provided by operating activities	$1,710,901	$1,433,002
Net cash used in investing activities	(94,452)	(16,575)
Net cash used in financing activities	(1,633,781)	(1,544,369)

RISK FACTORS

ASCA’s shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this subsection to “NewGenIvf” refer to NewGenIvf Limited and its subsidiaries.

Risks Related to NewGenIvf’s Business and Industry

The fertility market in which NewGenIvf participates is competitive, and if NewGenIvf does not continue to compete effectively, its results of operations could be materially and adversely affected.

The market for NewGenIvf’s solutions is competitive and is likely to attract increased competition, which could make it hard for it to succeed. NewGenIvf faces significant competition from other fertility companies and other players in the fertility market. Some of NewGenIvf’s competitors are more established, have a longer operating history and a larger client base, benefit from greater brand recognition and have substantially greater financial, technical and marketing resources than NewGenIvf. NewGenIvf’s competitors may compete with NewGenIvf in a variety of ways, including seeking to develop or integrating solutions and services that may become more efficient or appealing to NewGenIvf’s existing and potential clients, achieving superior clinical outcomes, having access to a network of more high-quality fertility specialists, establishing more comprehensive data reporting and sharing systems, conducting brand promotions and other marketing activities, and making investments in and acquisitions of NewGenIvf’s business partners. While NewGenIvf believes that one of its key competitive advantages is its ability to provide a broad-range of services, and NewGenIvf does not believe any competitors have developed a similar broad-range services providing system in Asia Pacific at this time, current or future competitors may be successful in doing so in the future.

In addition, NewGenIvf believes that there is growing awareness of the demand for fertility services. As the fertility services field gains more attention, more competitors may be drawn into the market. NewGenIvf also could be adversely affected if NewGenIvf fails to identify or effectively respond to changes in market dynamics. As a result of any of these factors, NewGenIvf may not be able to continue to compete successfully against its current or future competitors, and this competition could result in the decrease in its clients base and market share and the failure of its platform to continue to maintain market acceptance, which would materially and adversely affect its business, financial condition and results of operations.

NewGenIvf has a limited operating history with its current platform of solutions, which makes it difficult to predict its future prospects, financial performance and results of operations.

NewGenIvf Limited, a Cayman Islands exempted company, was established in 2019. Even though NewGenIvf went live with its fertility services in 2014, it still has a limited operating history. As a result of its limited operating history with the current platform of solutions, as well as a limited amount of time serving a majority of its client base, its ability to accurately forecast its future results of operations, key operating data, net revenue, cash flows, and operating margins is limited and subject to a number of uncertainties, including its ability to plan for and model future growth. NewGenIvf’s historical revenue growth should not be considered indicative of its future performance. Further, in future periods, its revenue growth could slow or decline for a number of reasons, including risks, challenges and uncertainties that NewGenIvf has encountered and may continue to encounter that are frequently experienced by companies at an early stage, slowing demand for its solutions and fertility services in general, changes in utilization trends by its clients, general economic slowdown, an increase in unemployment, an increase in competition, changes to health care trends and regulations, changes to science relating to the fertility market, a decrease in the growth of the fertility market, or its failure, for any reason, to continue to take advantage of growth opportunities. If NewGenIvf’s assumptions regarding these risks and uncertainties and its future revenue growth are incorrect or change, or if it does not address these risks successfully, its operating and financial results could differ materially from its expectations, and its business could suffer.

NewGenIvf’s marketing efforts depend significantly on its ability to receive positive references from its existing clients.

NewGenIvf’s marketing efforts depend significantly on its ability to call on its current clients to provide positive references to new, potential clients. Given its limited number of long-term clients, the loss or dissatisfaction of any client could substantially harm its brand and reputation, inhibit the market adoption of its offering and impair its ability to attract new clients and maintain existing clients. Any of these consequences could have an adverse effect on its business, financial condition and results of operations.

If NewGenIvf is unable to attract new clients, its business, financial condition and results of operations would be adversely affected.

To increase its revenue, NewGenIvf must continue to attract new clients. NewGenIvf’s ability to do so depends in large part on the success of its sales and marketing efforts, and the success of references through existing clients. Potential clients may seek out other options; therefore, NewGenIvf must demonstrate that its solutions are valuable and superior to alternatives. If NewGenIvf fails to provide high-quality solutions and convince clients of the benefits of its model and value proposition, NewGenIvf may not be able to attract new clients. If the markets for NewGenIvf’s solutions decline or grow more slowly than it expects, or if the number of clients that contract with it for its solutions declines or fails to increase as it expects, its financial results could be harmed. As the markets in which NewGenIvf participate mature, fertility solutions and services evolve and competitors begin to enter into the market and introduce differentiated solutions or services that are perceived to compete with its solutions, particularly if such competing solutions are adopted by its competitors, its ability to sell its solutions could be impaired. As a result of these and other factors, NewGenIvf may be unable to attract new clients, which would have an adverse effect on its business, financial condition and results of operations.

NewGenIvf’s business depends on its ability to maintain its existing client demographics. Any failure to do so would harm its business, financial condition and results of operations.

As part of its growth strategy, NewGenIvf is focused on maintaining its services within its existing client demographics. NewGenIvf mainly competes with mid-level private clinics and hospitals, which have improved and developed their services and equipment over the years. In addition to private clinics and hospitals already existing, foreign medical companies may also enter the markets where NewGenIvf operates. Such foreign medical companies may be well-placed to compete with NewGenIvf due to their larger network size, reputation as global players and access to more advanced technology and financial resources. The expansion of existing competitors in the industry may erode NewGenIvf’s existing market share or decrease its traditional client pool. There can be no assurance that NewGenIvf will be able to compete effectively and therefore its future business growth may suffer.

A significant reduction in the utilization of NewGenIvf’s solutions could have an adverse effect on its business, financial condition and results of operations.

A significant reduction in the number of clients using NewGenIvf’s solutions could adversely affect its business, financial condition and results of operations. Factors that could contribute to a reduction in the use of its solutions include: general economic downturn that results in adverse financial conditions; regulatory changes; failure to adapt and respond effectively to changing medical landscape, changing regulations, changing client needs, requirements or preferences; negative publicity, through social media or otherwise and news coverage.

If NewGenIvf fails to offer high-quality support, its reputation could suffer.

NewGenIvf relies on its client account management personnel and the patient navigators (the “PNs”) to resolve client issues and help clients realize the full benefits that its solutions and services provide. High-quality support is also important for the renewal and expansion of its services to existing clients. The importance of its support functions will increase as NewGenIvf expands its business and pursue new clients. If NewGenIvf does not help its clients quickly resolve issues and provide effective ongoing supports, its ability to maintain and expand its offerings to existing and new clients could suffer, and its reputation with existing or potential clients could suffer. Further, to the extent that NewGenIvf is unsuccessful in hiring, training and retaining adequate PNs and client account management personnel, its ability to provide adequate and timely support to its clients would be negatively impacted, and its clients’ satisfaction with its solutions and services would be adversely affected.

Failure to effectively develop and expand its marketing and sales capabilities could harm its ability to increase its client base and achieve broader market acceptance of solutions NewGenIvf provides.

Its ability to increase its client base and achieve broader market acceptance of solutions NewGenIvf provides will depend to a significant extent on its ability to expand its marketing and sales capabilities. NewGenIvf plans to continue expanding its direct sales force and to dedicate significant resources to sales and marketing programs, including direct sales, inside sales, targeted direct marketing, advertising, digital marketing, e-newsletter and conference sponsorships. All of these efforts will require it to invest significant financial and other resources. Its business and results of operations could be harmed if its sales and marketing efforts do not generate significant increases in revenue. NewGenIvf may not achieve anticipated revenue growth from expanding its sales and marketing efforts if it is unable to hire, develop, integrate and retain talented and effective sales personnel, if its new and existing sales personnel, on the whole, are unable to achieve desired productivity levels in a reasonable period of time, or if its sales and marketing programs are not effective.

NewGenIvf may experience net losses and may not sustain profitability in the future.

NewGenIvf has experienced significant revenue decrease from 2019 to 2020, due to the impact of COVID-19. NewGenIvf is not certain whether it will obtain sufficient levels of sales to sustain its growth or maintain profitability in the future. NewGenIvf also expects its costs and expenses to increase in future periods, which could negatively affect its future results of operations if its revenue does not increase accordingly. In particular, NewGenIvf intends to continue to incrementally expand its sales and client account management teams to educate potential clients and drive new client adoption. NewGenIvf also expects to incur additional costs as it introduces new solutions and services to enhance its comprehensive fertility offering. NewGenIvf will also face increased compliance costs associated with growth, the expansion of its client base and being a public company. NewGenIvf’s efforts to grow its business may be costlier than it expects, and NewGenIvf may not be able to increase its revenue enough to offset its increased operating expenses. NewGenIvf may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If NewGenIvf is unable to sustain profitability, the value of its business and common stock may significantly decrease.

NewGenIvf’s future revenue may not grow at the rates it historically has, or at all.

NewGenIvf has experienced growth since its business operation started in 2014. Revenue and NewGenIvf’s client base may not grow at the same rates they historically have, or they may decline in the future. NewGenIvf’s future growth will depend, in part, on its ability to:

•        continue to attract new clients and/or maintain existing clients;

•        price its solutions and services effectively so that it is able to attract new clients, expand sales to its existing clients and maintain profitability;

•        provide its clients with client support that meets their needs, including through dedicated PNs;

•        maintain successful collection of applicable receivable balances;

•        retain and maintain relationships with high-quality and respected fertility specialists;

•        attract and retain highly qualified personnel to support all clients; and

•        increase awareness of its brand and successfully compete with other competitors.

NewGenIvf may not successfully accomplish all or any of these objectives, which may affect its future revenue, and which makes it difficult for it to forecast its future results of operations. In addition, if the assumptions that NewGenIvf uses to plan its business are incorrect or change in reaction to changes in its market, it may be difficult for it to maintain profitability. ASCA’s shareholders should not rely on its revenue for any prior quarterly or annual periods as any indication of its future revenue or revenue growth.

In addition, NewGenIvf expects to continue to expend substantial financial and other resources on:

•        sales and marketing;

•        technology infrastructure, including systems architecture, scalability, availability, performance and security; and

•        general administration, including increased legal and accounting expenses associated with being a public company.

These investments may not result in increased revenue growth in its business. If NewGenIvf is unable to increase its revenue at a rate sufficient to offset the expected increase in its costs, its business, financial position, and results of operations will be harmed, and NewGenIvf may not be able to maintain profitability over the long term. Additionally, NewGenIvf may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods.

If its revenue growth does not meet its expectations in future periods, NewGenIvf may not maintain profitability in the future, its business, financial position and results of operations may be harmed.

NewGenIvf’s quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of NewGenIvf’s business.

NewGenIvf’s quarterly and annual results of operations, including the levels of NewGenIvf’s revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of NewGenIvf’s control, and period-to-period comparisons of NewGenIvf’s operating results may not be meaningful, especially given NewGenIvf’s limited operating history. Accordingly, the results for any one quarter or any one year are not necessarily an indication of future performance. Fluctuations in quarterly and/or annual results may adversely affect the price of NewGenIvf’s ordinary shares. Factors that may cause fluctuations in NewGenIvf’s quarterly and annual financial results include:

•        NewGenIvf’s ability to attract new customers and maintain relationships with existing customers;

•        changes in NewGenIvf’s products and services offered and introduction of new services and products;

•        the amount and timing of operating expenses related to marketing and the maintenance and expansion of NewGenIvf’s business, operations and infrastructure;

•        general economic, industry and market conditions; and

•        the timing of expenses related to the development or acquisition of technologies or businesses.

If the estimates and assumptions NewGenIvf uses to determine the size of the target markets for its services are inaccurate, its future growth rate may be impacted and its business would be harmed.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Market opportunity estimates and growth forecasts included in this proxy statement/prospectus, including those NewGenIvf has generated itself, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the markets in which NewGenIvf competes achieve the forecasted growth, its business could fail to grow at similar rates, if at all.

NewGenIvf’s estimates of the market opportunity for its services are based on the assumption that the purpose-built, data-driven and disruptive fertility services platform with the plan design NewGenIvf offers will be attractive to clients. Clients may pursue alternatives or may not see the value in providing enhanced fertility-related services. In addition, NewGenIvf believes that it is expanding the size of the fertility market as NewGenIvf enhances demand and increase awareness for fertility services. If these assumptions prove inaccurate, or if the increase in awareness of fertility services attracts potential competitors to enter the market and results in greater competition, its business, financial condition and results of operations could be adversely affected.

It is difficult to predict the demand for NewGenIvf’s solutions, the entry of competitive solutions or the future growth rate and size of the fertility market. The expansion of the fertility market depends on a number of factors, including, but not limited to: the continued trend of individuals starting families later in life, increase in the number of single mothers by choice, adoption of non-traditional paths to parenthood and continued de-stigmatization of infertility.

If there is a reduction in demand caused by a lack of client acceptance, weakening economic conditions, data security or privacy concerns, governmental regulation, competing offerings or otherwise, the market for its solutions and services might not continue to develop or might develop more slowly than NewGenIvf expects, which would adversely affect its business, financial condition and results of operations.

NewGenIvf may not be able to successfully manage its growth, and if NewGenIvf is not able to grow efficiently, its business, financial condition and results of operations could be harmed.

As usage of its solutions grows, NewGenIvf will need to devote additional resources to improving and maintaining its infrastructure. In addition, NewGenIvf will need to appropriately scale its internal business systems and its client account management and services personnel to serve its growing client base. Any failure of or delay in these efforts could result in reduced client satisfaction, resulting in decreased sales to new clients and lower renewal and utilization rates by existing clients, which could hurt its revenue growth and its reputation. Even if NewGenIvf is successful in these efforts, they will require the dedication of management time and attention. NewGenIvf could also face inefficiencies or service disruptions as a result of its efforts to scale its internal infrastructure. NewGenIvf cannot be sure that the expansion and improvements to its internal infrastructure will be effectively implemented on a timely basis, and such failures could harm its business, financial condition and results of operations.

If NewGenIvf’s new solutions and services are not adopted by its clients, or if it fails to innovate and develop new offerings that are adopted by its clients, its revenue and results of operations may be adversely affected.

To date, NewGenIvf has derived a substantial majority of its revenue from sales of its fertility services. As NewGenIvf operates in an evolving industry, its long-term results of operations and continued growth will depend on its ability to successfully develop and market new successful solutions and services to its clients. If its existing clients do not value and/or are not willing to make additional payments for such new solutions or services, it could adversely affect its business, financial condition and results of operations. If NewGenIvf is unable to predict clients’ preferences, if the markets in which NewGenIvf participates change, including in response to government regulation, or if NewGenIvf is unable to modify its solutions and services on a timely basis, NewGenIvf may lose clients. Its results of operations would also suffer if its innovations were not responsive to the needs of the clients, appropriately timed with market opportunity or effectively brought to market.

If NewGenIvf fails to adapt and respond effectively to the changing medical landscape, changing regulations, changing client needs, requirements or preferences, its offerings may become less competitive.

The market in which NewGenIvf competes is subject to a changing medical landscape and changing regulations, as well as changing client needs, requirements and preferences. The success of its business will depend, in part, on its ability to adapt and respond effectively to these changes on a timely basis. NewGenIvf’s business strategy may not effectively respond to these changes, and NewGenIvf may fail to recognize and position itself to capitalize upon market opportunities. NewGenIvf may not have sufficient advance notice and resources to develop and effectively implement an alternative strategy. There may be scientific or clinical changes that require it to change its solutions or that make its solutions less competitive in the marketplace. If there are sensitivities to its model or its existing competitors and new entrants create new disruptive business models and/or develop new solutions that clients prefer to its solutions, NewGenIvf may lose clients, and its results of operations, cash flows and/or prospects may be adversely affected. The future performance of NewGenIvf’s business will depend in large part on its ability to design and implement market appropriate strategic initiatives, some of which will occur over several years in a dynamic industry. If these initiatives do not achieve their objectives, its results of operations could be adversely affected.

If NewGenIvf fails to maintain and enhance its brand, its ability to expand its client base will be impaired and its business, financial condition and results of operations may suffer.

The growth of NewGenIvf’s business partially depends on the recognition of NewGenIvf’s brand and reputation. NewGenIvf believes that maintaining and enhancing its brand is important to support the marketing and sale of its existing and future solutions to new clients and expand sales of its solutions to existing clients. NewGenIvf also believes that the importance of brand recognition will increase as competition in its market increases. Successfully maintaining and enhancing its brand will depend largely on the effectiveness of its marketing efforts, its ability to provide reliable services that continue to meet the needs of its clients at competitive prices, its ability to maintain its clients’ trust, its ability to continue to develop new solutions, and its ability to successfully differentiate its platform from competitive solutions and services. NewGenIvf’s brand promotion activities may not generate client awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses NewGenIvf incurs in building its brand. If NewGenIvf fails to successfully promote and maintain its brand, its business, financial condition and results of operations may suffer.

If NewGenIvf fails to retain and motivate members of its management team or other key employees, or fails to attract additional qualified personnel to support its operations, its business and future growth prospects could be harmed.

NewGenIvf’s success and future growth depend largely upon the continued services of its management team and its other key employees. From time to time, there may be changes in its executive management team or other key employees resulting from the hiring or departure of these personnel. Its executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with it at any time. The loss of one or more of its executive officers, or the failure by its executive team to effectively work with its employees and lead its company, could harm its business.

In addition, to execute its growth plan, NewGenIvf must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for experienced medical officers and scientific staffs and sales and client account management personnel. There is no guarantee NewGenIvf will be able to attract such personnel or that competition among potential employers will not result in increased salaries or other benefits. From time to time, NewGenIvf has experienced, and NewGenIvf expects to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which NewGenIvf competes for experienced personnel have greater resources than NewGenIvf has. If NewGenIvf hires employees from competitors or other companies, their former employers may attempt to assert that these employees or NewGenIvf has breached their legal obligations, resulting in a diversion of its time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their contribution to the company. If the perceived value of its equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of its equity awards, it may adversely affect its ability to recruit and retain key employees. If NewGenIvf fails to attract new personnel or fails to retain and motivate its current personnel, its business and future growth prospects could be harmed.

To successfully market and sell its services and products in Asia-Pacific markets, NewGenIvf must address many international business risks with which NewGenIvf has limited experience.

NewGenIvf’s business is subject to risks in connection with changes in international, national and local economic and market conditions, including the effects of global financial crises, effects of terrorist acts and war and global pandemics. Such economic changes could negatively impact infertile couples’ abilities to pay for fertility treatments around the world.

NewGenIvf’s strategy is to increase its international presence in Asia-Pacific and international sales are subject to a number of risks, including:

•        increased competition as a result of more products and procedures receiving regulatory approval or otherwise free to market in international markets;

•        longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•        reduced or varied protection for intellectual property rights in some countries;

•        export restrictions, trade regulations, and foreign tax laws;

•        fluctuations in currency exchange rates;

•        foreign certification and regulatory clearance or approval requirements;

•        customs clearance and shipping delays;

•        political, social, and economic instability abroad, terrorist attacks, and security concerns in general;

•        preference for locally provided services;

•        potentially adverse tax consequences, including the complexities of foreign value-added tax systems;

•        the burdens of complying with a wide variety of foreign laws and different legal standards; and

•        increased financial accounting and reporting burdens and complexities.

If one or more of these risks are realized, its business, financial condition and results of operations could be adversely affected.

Ethical, legal and social concerns related to the use of assisted reproductive technology could reduce demand for the fertility services provided by the medical facilities in NewGenIvf’s network, and thus may adversely affect the business, financial conditions and results of operations of the medical facilities in its network.

Patient sentiment and distrust of the use of assisted reproductive technology may lead to less demand for fertility services. Assisted reproductive technologies, including genetic testing, technologies used for surrogacy and egg donation and gender selection, have raised ethical, legal and social issues regarding privacy and the appropriate uses of the resulting information. Government authorities could, for social or other purposes, limit or regulate the use of assisted reproductive technology to certain conditions. Similarly, these concerns may lead patients to refuse to use, or physicians to be reluctant to order, assisted reproductive services even if permissible. These and other ethical, legal and social concerns may limit market acceptance of fertility services or reduce patient demand for such services, either of which could have a material adverse effect on the business, financial condition and results of operations of the medical facilities in NewGenIvf’s network, and NewGenIvf itself.

NewGenIvf is reliant on revenue from international clients.

Fertility services revenue from international clients are an important part of NewGenIvf’s revenue, though NewGenIvf is expanding rapidly into the local markets. The number of international clients travelling to Thailand, Cambodia and Kyrgyzstan to seek fertility services may however be affected by a number of factors, including the economic status of the foreign client’s country of origin, the relative exchange rate of the client’s home currency to the relevant authorities, which may affect the cost of treatment, natural disasters, pandemics like COVID-19, and political tension or acts of terrorism in such countries and the region. For example, the COVID-19 has had resulted in a number of countries declaring a state of emergency and a number of countries, including the countries in Asian Pacific, imposing extensive travel restrictions, which in turn caused a decrease in the numbers of internal clients traveling to Thailand, Cambodia or Kyrgyzstan for treatments.

These events could cause a postponement or a reduction in the number of clients traveling to Thailand, Cambodia or Kyrgyzstan, and could in turn affect revenues from international clients, which is the significant contributor in terms of volume. A decline in the medical tourism industry may have a material adverse effect on NewGenIvf’s financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on NewGenIvf’s results of operations and the value of your investment.

NewGenIvf’s reporting currency is U.S. dollars. The functional currency of NewGenIvf and its subsidiaries include Hong Kong dollar (“HK$”), Thai baht (“THB”), Cambodian riel (“KHR”) and United States dollar (“USD”). Accordingly, fluctuations in the value of HK$, THB and KHR relative to the USD could affect its results of operations due to translational remeasurements. As its international operations expand, an increasing portion of its revenue and operating expenses may be denominated in non- HK$, THB or KHR currencies. Accordingly,

NewGenIvf’s revenue and operating expenses will become increasingly subject to fluctuations due to changes in foreign currency exchange rates. If NewGenIvf is not able to successfully hedge against the risks associated with currency fluctuations, NewGenIvf’s business, financial condition and results of operations could be materially adversely affected.

Governmental control of currency conversion may limit NewGenIvf’s ability to utilize NewGenIvf’s net revenue effectively and affect the value of your investment.

NewGenIvf’s revenue and expenses for its businesses are substantially denominated in HK$ and THB, which are currently not freely convertible currencies. A portion of such revenue must be converted into other currencies in order to meet its foreign currency obligations. For example, NewGenIvf’s subsidiaries will need to obtain foreign currency to make payments of declared dividends, if any, on its shares.

Under the existing foreign exchange regulations in Thailand and Hong Kong, following the completion of the Business Combination, NewGenIvf will be able to make current account foreign exchange transactions. However, in the future, governments may take measures, at its discretion, to restrict access to foreign currencies for capital account and current account transactions under certain circumstances. If such measures are implemented, NewGenIvf may not be able to pay dividends in foreign currencies to holders of its shares. Foreign exchange transactions under its capital account are subject to significant foreign exchange controls and require certain approvals. These limitations could affect our ability to obtain foreign exchange through offshore financing.

The value of the THB against the U.S. dollar and other currencies fluctuates, and is subject to changes resulting from policies of the Thailand and other governments, and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. For example, the Bank of Thailand which is the central bank of Thailand and is responsible for formulating and implementing monetary policies in the country to maintain the price stability and promote economic stability and sustainable growth. The Bank of Thailand imposes (four) measures in preventing THB fluctuation. Those are measures to limit THB liquidity, to curb capital inflows, to limit the flows on Non-resident Bank Account and Non-resident Baht for Securities, and to limit the flows on Non-Deliverable Forward transactions. With an increased floating range of the THB’s value against foreign currencies and a more market-oriented mechanism for determining the mid-point exchange rates, the THB may further appreciate or depreciate significantly in value against the U.S. dollar or other foreign currencies in the long-term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the THB against the U.S. dollar or other foreign currencies. It cannot be assured that THB will not experience significant appreciation or depreciation against the U.S. dollar or other foreign currencies in the future.

Furthermore, NewGenIvf is also currently required to obtain approvals before converting significant sums of foreign currencies into THB All of these factors could materially and adversely affect its business, results of operations, financial condition and prospects, and could reduce the value of, and dividends payable on, its shares in foreign currency terms.

Substantially all of NewGenIvf’s assets and operations are located in Thailand, Cambodia and Kyrgyzstan and they are subject to economic, legal and regulatory uncertainties in such countries.

Substantially all of NewGenIvf’s operations and assets are based in Thailand, Cambodia and Kyrgyzstan. As a result, its businesses and operations are subject to the changing economic conditions prevailing from time to time in such countries. Since 2020, Thailand’s economy has been experiencing a slowdown. According to the National Economic and Social Development Board of Thailand (the “NESDB”) the GDP growth rate of Thailand declined to minus 6.1% in 2020 and slightly recovered to 1.6% in 2021 and 2.6% in 2022. Under such conditions, the NESDB projected that the Thai economy will only grow by 3.0% to 4.0% in 2023, lower than the previously growth in historical years. Meanwhile, Cambodia’s post-pandemic economic recovery has gained momentum, but remains uneven. Traditional growth drivers, especially manufacturing and agricultural commodities exports, have fully recovered. However, while travel and tourism have improved, the sector remains well below pre-COVID-19 levels. The economy is projected to grow, underpinned by merchandise exports and domestic economic activity. Foreign direct investment, while diversified, remains affected by China’s related COVID-19 policies.

Factors that may adversely affect the economy and conditions in such countries include:

•        political instability (e.g., Thailand’s national election in May 2023);

•        global economic conditions;

•        exchange rate fluctuations and the exchange control policy of the banks;

•        a prolonged period of inflation or increase in regional interest rates;

•        changes in taxation;

•        changes in government policies affecting import and export volumes;

•        decline in tourism;

•        natural disasters, including tsunamis, earthquakes, fires, floods, drought and similar events;

•        a potential recurrence or outbreak of avian influenza, severe acute respiratory syndrome or other infectious or contagious diseases like COVID-19 in Asian countries, and governmental policies to address such outbreak;

•        scarcity of credit or other financing, resulting in lower demand for products and services provided by companies in the region;

•        increases in oil prices and other commodity prices;

•        decreased consumer confidence;

•        other external recessions or potential economic downturns in the United States, Asia or other parts of the world; and

•        other regulatory, political or economic developments in or affecting the countries.

The economic conditions in Thailand, Cambodia and Kyrgyzstan are also affected by global economic conditions. The global credit markets have experienced, and may continue to experience, volatility and liquidity disruptions, which have resulted in the consolidation, failure or near failure of a number of institutions in the banking and insurance industries. There remains a concern that a return of the debt crisis in Europe, the political unrest in the Middle East and Eastern Europe as well as rumors or threats or actual terrorist attacks or conflicts in the Middle East, Southeast Asia, Eastern Europe or other regions will impinge upon the health of the global financial system. These or other such events could adversely affect NewGenIvf’s business, financial condition, results of operations and prospects.

There is no assurance that the economy and social condition in Thailand, Cambodia and Kyrgyzstan will meet current projections or improve in the future. Any instability or economic downturn could have a material adverse effect on NewGenIvf’s business, financial condition, results of operations and prospects.

Failure to comply with the terms of future financing arrangements could result in default, which could have an adverse effect on NewGenIvf’s cash flow and liquidity.

NewGenIvf may from time to time enter into credit facilities and debt financing arrangements containing financial and other covenants that could, among other things, restrict NewGenIvf’s business and operations. If NewGenIvf breaches any of these covenants, including the failure to maintain certain financial ratios, NewGenIvf’s lenders may be entitled to accelerate NewGenIvf’s debt obligations. Any default under the credit facility could result in the repayment of these loans prior to maturity as well as the inability to obtain additional financing, which in turn may have a material adverse effect on NewGenIvf’s cash flow and liquidity.

NewGenIvf requires a significant amount of capital to fund its operations and growth. If NewGenIvf cannot obtain sufficient capital on acceptable terms, its business, financial condition, and prospects may be materially and adversely affected.

NewGenIvf requires a significant amount of capital and resources for its operations and continued growth. NewGenIvf expects to make significant investments to fund operations, laboratory upgrades, among other things, which may significantly increase NewGenIvf’s net cash used in operating activities. In addition, NewGenIvf will continue to invest in laboratory and facilities which are fundamental to NewGenIvf’s business operation and future growth. However, NewGenIvf cannot assure you that these investments will generate the optimal returns, if at all. To date, NewGenIvf has historically funded its cash requirements primarily through operational, capital contributions from its shareholders and short-term or long-term borrowings. If these resources are insufficient to satisfy NewGenIvf’s cash requirements, NewGenIvf may seek to raise funds through additional equity offering or debt financing or additional bank facilities. NewGenIvf’s ability to obtain additional capital in the future, however, is subject to a number of uncertainties, including those relating to its future business development, financial condition, and results of operations, general market conditions for financing activities by companies in its industry, and macro-economic and other conditions in Thailand, Cambodia, Kyrgyzstan and globally. If NewGenIvf cannot obtain sufficient capital on acceptable terms to meet its capital needs, NewGenIvf may not be able to execute its growth strategies, and NewGenIvf’s business, financial condition, and prospects may be materially and adversely affected.

The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect NewGenIvf’s business, financial condition, results of operations, and prospects.

NewGenIvf leases premises in Thailand, Cambodia and Kyrgyzstan in various locations. With respect to property leased by First Fertility PGS Center in Thailand, the lessors did not have or provide NewGenIvf with property ownership certificates or other documents evidencing their rights to lease such premises to First Fertility PGS Center. Therefore, NewGenIvf cannot assure that it will not be subject to any challenges, lawsuits, or other actions taken against First Fertility PGS Center with respect to its leased premises for which the relevant lessors do not have valid title or right to lease. If First Fertility PGS Center’s lessors’ right to lease premises is successfully challenged by any third party, First Fertility PGS Center’s lease agreements may not be enforceable and NewGenIvf may be forced to vacate the premises and relocate to a different location. Under such circumstances, NewGenIvf expects to incur relocation costs of up to THB3 million and expects that there would not be material business interruption costs, if any.

In addition, the failure of the lessor to provide sufficient legal evidence of its right to lease the premises has prevented First Fertility PGS Center from registering the clinic with the Bangkok Metropolitan Authority (“BMA”) as required under the Public Health Act B.E. 2535 (1992) (the “PHA”). Under Section 71 of the PHA, First Fertility PGS Center and its directors are subject to imprisonment of up to 6 (six) months and a fine of up to THB50,000, or both. The BMA could also order First Fertility PGS Center to stop operating the clinic which would require relocation of the clinic if First Fertility PGS Center could not make the necessary registration. Under such circumstances, First Fertility PGS Center expects to incur relocation costs of up to THB3 million and expects that there would not be material business interruption costs, if any.

If First Fertility PGS Center’s directors are subject to imprisonment pursuant to the above, then First Fertility PGS Center’s business, results of operations and financial condition may be materially and adversely affected, which may in turn materially and adversely affect NewGenIvf’s business, results of operations and financial condition.

In addition, NewGenIvf has not registered the lease agreements of First Fertility Bishkek in Kyrgyzstan with the relevant government authorities. The enforceability of the lease of property may therefore be subject to restrictions under relevant laws and regulations and NewGenIvf may be forced to vacate the premises and relocate to a different premise. Under such circumstances, NewGenIvf expects to incur relocation costs of up to USD150,000 and expects that there would not be material business interruption costs, if any. Meanwhile, First Fertility Bishkek may be required to pay a penalty for the late registration of the lease agreement with a lease term of 3 or more years, the maximum amount of which is KGS3060 ($35).

NewGenIvf currently has no insurance coverage for its operations.

The assisted reproductive medical facilities in NewGenIvf’s network are exposed to potential liabilities that are inherent to the provision of services. Medical and other liabilities may not be fully covered by insurance and the medical facilities may face claims in excess of the insurance coverage or claims which are not covered by insurance due to other policy limitations or exclusions or where the medical facilities in NewGenIvf’s network have failed to comply with the terms of the policy. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect its results of operations and financial condition.

The insurance industry in Thailand, Cambodia and Kyrgyzstan is still at an early stage of development, and insurance companies in Thailand, Cambodia and Kyrgyzstan currently offer limited business-related insurance products. NewGenIvf does not currently maintain insurance. NewGenIvf cannot assure you that the medical facilities in its network will be able to obtain and/or maintain medical liability insurance on acceptable terms or without substantial premium increases or at all in the future.

In addition, as NewGenIvf’s business expands, the cost for each medical facility in its network and NewGenIvf to maintain an adequate level of insurance may become increasingly high. NewGenIvf cannot ensure that the medical facilities in its network will be able to locate or purchase appropriate insurance to cover the expanding operations in time, on commercially reasonable terms or at all. Any significant uninsured loss could have material and adverse effects on the financial condition and results of operations of the medical facilities in NewGenIvf’s network, and thus may affect its business, results of operations and financial condition.

Moreover, NewGenIvf does not currently maintain professional malpractice liability insurance for its physicians and nurses. As a result, NewGenIvf may be subject to medical disputes and claims arising under relevant laws from time to time, which could cause substantial damage to NewGenIvf if not covered by professional malpractice liability insurance. Any dispute with clients, or any legal proceeding involving the physicians of the medical facilities or medical professionals, regardless of its merit or eventual outcome, could result in significant legal costs and financial and/or reputational damages to the medical facilities and NewGenIvf and materially and adversely affect the business, financial condition and results of operations of the medical facilities in NewGenIvf’s network, and further affect its business, financial condition, results of operations and prospects.

NewGenIvf may not be successful in adapting to technological developments, which may affect its business and results of operations.

It is possible that new technologies could be developed or scientific advances made by NewGenIvf’s competitors, or elsewhere and licensed to NewGenIvf’s competitors, which cannot be replicated by NewGenIvf without significant capital expenditure or at all, or that replace or reduce the requirement for assisted reproductive services, ultrasound or specialized diagnostics. The consequences for NewGenIvf of the development of new technologies could include lower or loss of revenues, loss of market position and reduced prospects of NewGenIvf.

If its computer systems, or those of its providers, specialty pharmacies or other downstream vendors lag, fail or suffer security breaches, NewGenIvf may incur a material disruption of its services, which could materially impact its business and the results of operations.

NewGenIvf’s business in Thailand, Cambodia and Kyrgyzstan is increasingly dependent on critical, complex and interdependent information technology systems to support business processes as well as internal and external communications. NewGenIvf’s success is therefore dependent in part on its ability to secure, integrate, develop, redesign and enhance its (or contract with vendors to provide) technology systems that support its business strategy initiatives and processes in a compliant, secure, and cost and resource efficient manner. If NewGenIvf or its providers, specialty pharmacies or other downstream vendors have an issue with its or their respective technology systems, it may result in a disruption to its operations or downstream disruption to its relationships with its clients or its selective network of high-quality fertility specialists. Additionally, if NewGenIvf chooses to insource any of the services currently handled by a third party, it may result in technological or operational disruptions.

In addition, despite the implementation of security measures, its internal computer systems, and those of its provider clinics, specialty pharmacies or other downstream vendors, are potentially vulnerable to damage from malicious intrusion, malware, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While NewGenIvf is not aware that it has experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in its operations, it could result in a material disruption to its ability to operate and deliver its solutions. In addition, to the extent that any disruption or security breach were to result in a loss or inappropriate disclosure of confidential information, NewGenIvf could incur liability. See “— Risks Related to Government Regulation — NewGenIvf operates in a highly regulated industry and must comply with a significant number of complex and evolving requirements. Any lack of requisite approvals, licenses, or permits applicable to NewGenIvf’s business may have a material and adverse impact on NewGenIvf’s business, financial condition, and results of operations — Data Protection and Breaches.”

Risks Related to NewGenIvf’s Relationships with Third Parties

NewGenIvf’s business depends on its ability to maintain its network of high-quality fertility specialists and other healthcare providers. If NewGenIvf is unable to do so, its future growth would be limited and its business, financial condition and results of operations would be harmed.

NewGenIvf’s performance and success is dependent upon its continued ability to maintain a credentialed network of high-quality fertility specialists, including its senior management team, other key employees, as well as research and development and operation maintenance personnel, many of whom are difficult to replace. Fertility specialists could refuse to contract, demand higher payments or take other actions that could result in higher medical costs, less attractive service for its clients or difficulty meeting regulatory or accreditation requirements. Identifying high-quality fertility specialists, credentialing and negotiating contracts with them and evaluating, monitoring and maintaining its network, requires significant time and resources. Competition in the healthcare industry for qualified employees is intense. NewGenIvf may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase NewGenIvf’s compensation expenses, including stock-based compensation. NewGenIvf’s continued ability to compete effectively depends on NewGenIvf’s ability to attract new employees and to retain and motivate NewGenIvf’s existing employees. If NewGenIvf is not successful in maintaining its relationships with top fertility specialists, these fertility specialists may refuse to renew their contracts with it, and potential competitors may be effective in onboarding these or other high-quality fertility specialists to create a similarly high-quality network. There may be additional shifts in the fertility specialty provider space as the fertility market matures, and high-quality fertility specialists may become more demanding in re-negotiating to remain in its network. Its ability to develop and maintain satisfactory relationships with high-quality fertility specialists also may be negatively impacted by other factors not associated with it, such as regulatory changes impacting providers or consolidation activity among hospitals, physician groups and healthcare providers. In addition, certain organizations of physicians, such as practice management companies (which group together physician practices for administrative efficiency), may change the way in which healthcare providers do business with it and may compete directly with it, which could adversely affect its business, financial condition and results of operations. NewGenIvf intends to grant, and may continue to grant, options and other types of awards, which may result in increased share-based compensation expenses.

NewGenIvf, through the PubCo, will adopt a Share Incentive Award upon the completion of the Business Combination, which will allow NewGenIvf to enhance its ability to attract and retain exceptionally qualified individuals and agents and to encourage them to acquire a proprietary interest in the company’s growth and performance. Competition for highly skilled personnel and agents is often intense and NewGenIvf may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel and agents to fulfill NewGenIvf’s current or future needs. NewGenIvf believes that the granting of share-based awards is of significant importance to NewGenIvf’s ability to attract and retain agents, key personnel and employees, and NewGenIvf will continue to grant share-based awards in the future. As a result, NewGenIvf’s expenses associated with share-based compensation may increase, which may have an adverse effect on NewGenIvf’s results of operations.

Meanwhile, the retirement or loss of certain specialists, scientific staff or other key personnel, the activities of competitors, the introduction of a competing service that is perceived to be superior to the services provided by NewGenIvf, or other events which impact NewGenIvf’s reputation could adversely affect NewGenIvf’s relationships with fertility specialists. For example, one specialist who was previously engaged by NewGenIvf brought a lawsuit against NewGenIvf regarding disputed remuneration, which resulted in a settlement for NewGenIvf to compensate the specialist with a sum of approximately US$98,000. Also, fertility specialists’ relationship with NewGenIvf could affect their behaviors in recommending NewGenIvf’s services or referring patients to NewGenIvf, which could in turn adversely impact the number of patients treated by NewGenIvf and adversely impact on its financial performance, market position and prospects.

In addition, the perceived value of NewGenIvf’s solutions and its reputation may be negatively impacted if the services provided by fertility specialists or other healthcare providers are not satisfactory to NewGenIvf’s clients, including as a result of error that could result in litigation. For example, if fertility specialist or other healthcare provider releases sensitive information of its clients, it could incur additional expenses and give rise to litigation against NewGenIvf. Any such issue with one of its providers may expose it to public scrutiny, adversely affect its brand and reputation, expose it to litigation or regulatory action, and otherwise make its operations vulnerable. Further, if its services result in less than favorable outcomes, this could cause it to fail to meet its contractually guaranteed specified service metrics, and NewGenIvf could be obligated to provide the client with a fee reduction or a second chance for free, depending on their contract terms. The failure to maintain its selective network of high-quality fertility specialists or the failure of those specialists to meet and exceed its clients’ expectation, may result in a loss of or inability to grow or maintain its client base, which could adversely affect its business, financial condition and results of operations.

The medical facilities and professionals in NewGenIvf’s network could become the subject of litigation, allegations and other claims, and NewGenIvf is not insured against these liabilities.

NewGenIvf relies on the physicians and other medical professionals of the assisted reproductive medical facilities in its network to make proper clinical decisions regarding the diagnosis and treatment of clients. However, NewGenIvf does not have full and direct control over every step of clinical activities undertaken at each of the medical facilities. In addition, physicians and medical professionals outside NewGenIvf’s network may introduce patients to NewGenIvf and conduct medical treatments and/or procedures for such patients in NewGenIvf’s facilities. NewGenIvf enters into independent contractor agreements with such physicians and medical professionals and treats such patients as NewGenIvf’s own patients. As such, NewGenIvf will have to bear any liabilities arising from their medical treatments and/or procedures conducted in NewGenIvf’s facilities. Any incorrect clinical decision or malpractice on the part of physicians and other medical professionals (including those from outside of its network), or any failure by the medical facilities in its network to properly manage their clinical activities may result in unsatisfactory treatment outcomes, patient injury or even death, which could lead to disputes with patients and/or their families or the medical professionals, including those from outside its network. In its experience, moreover, clients of fertility treatments tend to be more demanding on the medical services received. In addition, the relevant laws governing medical disputes and claims grant claimants liberal rights in bringing claims against physicians and other medical professionals practicing in the jurisdiction. As a result, the medical facilities in its network may be subject to medical disputes and claims arising under relevant laws, from time to time, which could generate substantial damages imposed on such facilities if not covered by professional liability insurance. Any dispute with its patients and/or their families or the medical professionals, including those from outside its network, or any legal proceeding involving the physicians of the medical facilities or medical professionals, including those from outside its network, regardless of its merit or eventual outcome, could result in significant legal costs and reputational damage to the medical facilities and materially and adversely affect the business, financial condition and results of operations of the medical facilities in its network, and further affect its business, financial condition and results of operations.

The assisted reproductive medical facilities in NewGenIvf’s network have limited control over the quality of the pharmaceuticals, medical equipment, medical consumables and other supplies used in its operations, and cannot guarantee that the products in use are not defective or counterfeit.

The assisted reproductive medical facilities in NewGenIvf’s network procure a variety of pharmaceuticals, medical equipment, consumables and other supplies in NewGenIvf’s operations from third-party suppliers. As the medical facilities in NewGenIvf’s network do not engage in the direct manufacture of such supplies, NewGenIvf cannot assure you that such supplies are free of defects and meet relevant quality standards or, in the case of imported supplies, verify the origin of such products. In addition, there may be counterfeit pharmaceutical products manufactured without proper licenses or approvals or fraudulently mislabeled with respect to their content or manufacturer in the pharmaceutical markets. In some cases these products are very similar in appearance to the authentic products. The quality control checks and processes may not be able to identify all counterfeit pharmaceutical products in the inventory. Any sale of such products by the medical facilities in NewGenIvf’s network, regardless of its knowledge as to their authenticity, may subject the medical facilities to administrative sanctions, civil claims, negative publicity or reputational damage. NewGenIvf cannot assure you that the medical facilities in our network will be able to successfully claim full indemnity from such manufacturers of counterfeit pharmaceutical products.

NewGenIvf also cannot assure you that the medical facilities in our network will not encounter incidents relating to defective products, or that such incidents will not materially and adversely affect our network of medical facilities. If the products provided by NewGenIvf’s suppliers are defective, of poor quality or are otherwise unsafe or ineffective, the medical facilities in NewGenIvf’s network could be subject to liability claims, complaints or adverse publicity, any of which would materially and adversely affect its results of operations and reputation. NewGenIvf cannot assure you that the medical facilities in NewGenIvf’s network will find suitable replacement suppliers on commercially acceptable terms or at all.

The suppliers are also subject to extensive laws, rules and regulations. If any suppliers violate applicable laws, rules and regulations, NewGenIvf’s reputation or procurement may be materially and adversely affected. In addition, the medical facilities in NewGenIvf’s network may be exposed to reputational damages or even liabilities for defective goods provided by the suppliers or negative publicity associated with any suppliers, and the business and results of operations of the medical facilities in NewGenIvf’s network and NewGenIvf could suffer as a result.

If NewGenIvf loses its relationship with one or more key pharmaceutical manufacturers, its business and results of operations could be adversely affected.

NewGenIvf maintains contractual relationships with select pharmaceutical manufacturers in Thailand, Cambodia and Kyrgyzstan. The consolidation of pharmaceutical manufacturers, the shortages of drugs provided by such manufacturers, the termination or material alteration of its contractual relationships, or its failure to renew such contracts could have a material adverse effect on its business and results of operations. Adoption of new laws, rules or regulations or changes in, or new interpretations of, existing laws, rules or regulations, relating to any of these programs could materially adversely affect its business and results of operations.

NewGenIvf has engaged in transactions with related parties, and such transactions present potential conflicts of interest that could have an adverse effect on its business and results of operations.

NewGenIvf has entered into a number of transactions with related parties. NewGenIvf or PubCo may in the future enter into additional transactions with its related parties. Interests of these related parties may not necessarily be aligned with NewGenIvf’s or PubCo’s interests and the interests of its other shareholders. For example, conflicts of interest may arise in connection with decisions regarding the transaction arrangements which may be less favorable to NewGenIvf or PubCo than similar arrangements negotiated with unaffiliated third parties. Conflicts of interest may also arise in connection with the exercise of contractual remedies, such as the treatment of events of default. As a result, those related party transactions, individually or in the aggregate, may have an adverse effect on NewGenIvf’s business and results of operations.

NewGenIvf may be subject to claims and allegations relating to intellectual property and other causes.

NewGenIvf may from time to time receive claims that NewGenIvf infringes the intellectual property rights of others. Moreover, NewGenIvf may be subject to claims by third parties who maintain that NewGenIvf’s service providers’ technology infringes third-party’s intellectual property rights. If NewGenIvf fails to successfully defend against such claim or does not prevail in such litigation, it could be required to modify, redesign or cease operating, pay monetary amounts as damages or enter into royalty or licensing arrangements with the valid intellectual property holders. Any royalty or licensing arrangements that NewGenIvf may seek in such circumstances may not be available to it on commercially reasonable terms or at all. Also, if NewGenIvf acquires technology licenses from third parties, NewGenIvf’s exposure to infringement actions may increase because NewGenIvf must rely upon these third parties to verify the origin and ownership of such technology. This exposure to liability could result in disruptions in NewGenIvf’s business that could materially and adversely affect NewGenIvf’s results of operations.

Some of NewGenIvf’s employees may previously employed at other companies, including NewGenIvf’s competitors. NewGenIvf may hire additional personnel to expand its development team and technical support team as its business grows. To the extent these employees were involved in the development of content or technology similar to NewGenIvf’s at their former employers, NewGenIvf may become subject to claims that these employees or NewGenIvf has appropriated these employees’ former employers’ proprietary information or intellectual properties. If NewGenIvf fails to successfully defend such claims against itself, NewGenIvf may be exposed to liabilities which could have a material adverse effect on its business.

NewGenIvf is currently not a party to any material legal or administrative proceedings but may subject to legal or administrative actions for defamation, negligence, copyright and trademark infringement, unfair competition, breach of service terms, or other purported injuries resulting from the content NewGenIvf provides or the nature of NewGenIvf’s services. Such legal and administrative actions, with or without merits, may be expensive and time-consuming and may result in significant diversion of resources and management attention from NewGenIvf’s business operations. Furthermore, such legal or administrative actions may adversely affect NewGenIvf’s brand image and reputation.

Certain data and information in this proxy statement/prospectus relied on NewGenIvf were obtained from third-party data and polls. These metrics were not independently verified by NewGenIvf and may not be accurate.

Certain numbers and information in this proxy statement/prospectus were obtained and provided from numerous sources including management data, third-party data or numbers generally estimated by calculating infertile couples, fertility tourism number, etc. to generally assess potential customer number in Asia-Pacific. These metrics were not independently verified. Such databases, third-party information, and calculations may not accurately reflect actual statistics or numbers and NewGenIvf does not have access to specific rating numbers. Similarly, any statistical data in any third-party publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

Risks Related to Government Regulation

NewGenIvf operates in a highly regulated industry and must comply with a significant number of complex and evolving requirements. Any lack of requisite approvals, licenses, or permits applicable to NewGenIvf’s business may have a material and adverse impact on NewGenIvf’s business, financial condition, and results of operations.

The operations of NewGenIvf are subject to various laws, rules and regulations at the national, regional and local levels in Thailand, Cambodia, Kyrgyzstan and other applicable jurisdictions. Such laws and regulations mainly relate to (i) the licensing of local and foreign medical professionals, nursing professionals, medical technology professionals, pharmaceutical professions and other applicable licensing; (ii) the licensing, registration, and accreditation of medical facilities, laboratories, including but not limited to the licensing, registration, and accreditation of persons performing related activities; (iii) the privacy and security of confidential patient medical records; (iv) the corporate practice of medicine; (v) healthcare fraud and abuse laws; (vi) the donation and transplantation of human cells, tissues and organs; (vii) potential prohibition on surrogacy or providing intermediary assistance in surrogacy; and (viii) licensing and approval of the accommodation provided as parts of the services.

NewGenIvf has attempted to structure its operations to comply with laws, regulations and other requirements applicable to it directly and to its clients and vendors, but there can be no assurance that its operations will not be challenged or impacted by regulatory authorities or enforcement initiatives, or that the relevant authorities in each jurisdiction could impose higher standards or requirements, which NewGenIvf may have difficulty to adhere to, e.g. Medical Facilities Act B.E. 2541 (1998) and Protection of a Child Born by Medically Assisted Reproductive Technology Act B.E. 2558 (2015) for Thailand jurisdiction, Law on Reproduction Rights and on Guarantees of Their Realization of July 4, 2015 No. 148, Law on status of medical worker of May 28, 2013 No. 81 and Temporary Regulation on Procedure of Licensing Private Medical Activity approved by the resolution of government of April 4, 2017 No. 203 for Kyrgyz Republic. NewGenIvf in the future may become involved in governmental investigations, audits, reviews and assessments. Any determination by a court or agency that NewGenIvf’s solutions or services violate, or cause its clients to violate, applicable laws, regulations or other requirements could subject it or its clients to civil, criminal, or administrative penalties. Such a determination also could require it to change or terminate portions of its business, disqualify it from serving clients that do business with government entities, or cause it to refund some or all of its service fees or otherwise compensate its clients. In addition, failure to satisfy laws, regulations or other requirements could adversely affect demand for its solutions and could force it to expend significant capital, research and development and other resources to address the failure. Even an unsuccessful challenge by regulatory and other authorities or parties could be expensive and time-consuming, could result in loss of business, exposure to adverse publicity, and injury to its reputation and could adversely affect its ability to retain and attract clients. If NewGenIvf fails to comply with applicable laws, regulations and other requirements, its business, financial condition and results of operations could be adversely affected. Such non-compliance could also require significant investment to address and may prove costly. There are several additional state statutes, regulations, guidance and contractual provisions related to or impacting the healthcare industry that may apply to its business activities directly or indirectly, including, but not limited to:

•        Licensing and Licensed Personnel.    Many countries have licensure or registration requirements for entities acting as a medical services provider. The scope of these laws differs from country to country, and the application of such laws to the activities of fertility treatment is often unclear. Given the nature and scope of the solutions and services that NewGenIvf provides, it is required to maintain the License to Operate Medical Facility Business (Sor.Por.7), the License to Manage Medical Facility Business (Sor.Por.19), License to Certify the Standard of Service relating to Medically Assisted Reproductive Technology (KorThorPhor.9), and personnel licenses, i.e., license of medical professionals, nursing professionals, medical technology professionals, pharmaceutical professions and other applicable licenses in Thailand, Approval on Opening of Medical Clinic, Approval on Opening of Pharmacy and relevant approvals to conduct IVF, embryo implant and/or transfer activities issued by the Ministry of Health of Cambodia (“Cambodia MOH”) in Cambodia and licenses to carry out private medical activities (including diagnostics and treatment gynecological diseases, supervision of pregnant women before childbirth, IVF in outpatient and day hospital conditions (for 4 beds)) in Kyrgyzstan, respectively, and to ensure that such licenses and registrations are in good standing on an annual basis. NewGenIvf is licensed, has licensure applications pending before appropriate regulatory bodies, is exempt from licensure or registration, or is otherwise authorized under such laws in those countries in which it provides its services. These licenses require it to comply with the rules and regulations of the governmental bodies that issued such licenses. NewGenIvf’s failure to comply with such rules and regulations could result in criminal and/ or administrative penalties, the suspension of a license, or the loss of a license, all of which could negatively impact its business. First Fertility PGS had provided arrangements of accommodation without additional charges for its patients without a tourism license in Thailand, all of which was subsequently ceased in early 2023. Pursuant to the Tourism Business and Guide Act 2551 (2008) of Thailand, a maximum fine of THB500,000 may be imposed on First Fertility PGS as a result of the above activity without a tourism license in Thailand. NewGenIvf is unable to predict, however, how its services may be viewed by regulators over time, how these laws and regulations will be interpreted, or the full extent of their applicable. If a regulatory authority in any country determines that the nature of its business requires that NewGenIvf be licensed under applicable laws, it may need to restructure its business or it may need to comply with any related requirements, such as obtaining relevant license, paying additional regulatory fees and/or penalties for previous non-compliance with relevant licensing requirements, which could adversely affect its results of operation. Additionally, in extreme case, NewGenIvf may need to cease operations until it is able to obtain appropriate licensure, which may adversely affect its revenue for a period of time that it cannot estimate.

•        Patients’ Right Protection.    There has been an increased awareness of patients’ rights in Thailand, Cambodia and Kyrgyzstan, especially with the issuance of the Constitution of the Kingdom of Thailand, the Act on Court Proceedings for Consumer Cases B.E. 2551 (2008) (as amended), National Health Act B.E. 2550 (2007), and other applicable laws in Thailand, the Civil Code dated December 8, 2017 as amended by the Law on Implementation of the Civil Code dated May 31, 2011, Law on Management of Donation and Transplantation of Human Cells, Tissues, and Organs (2016) and Sub-Decree No. 61 on the Code of Medical Ethics (2003) in Cambodia and Constitution of Kyrgyzstan of May 5, 2021, Civil Code, Part I of May 8, 1996 No. 15, Law on Health Protection of Civilians of Kyrgyzstan of January 9, 2005 No. 6, Law on Reproduction Rights and on Guarantees of their Realization of July 4, 2015 No. 148, Law on status of medical worker of May 28, 2013 No. 81 and other relevant applicable laws in Kyrgyzstan, which enables consumers and patients to file suits more easily against healthcare service providers. Furthermore, treatment of more complex medical conditions has no guaranteed positive outcome, which subjects it to an increased likelihood of medical malpractice suits. Such lawsuits could result in hefty compensation payments or damage to NewGenIvf’s reputation, which may have a material adverse effect on its business, financial condition, results of operations and prospects.

Meanwhile, Thailand is considering enacting a Patient Protection Bill. The bill, if issued, is to alleviate disputes between patients and healthcare providers, which have an impact on the healthcare system in Thailand as a whole. The compensation outlined in the bill will assist patients in claiming damages, thereby fostering a positive relationship between patients and healthcare providers. Consequently, the rate of disputes is expected to decrease. The provisions under the bill would require healthcare providers to compensate patients in a timely manner, sometimes without requiring proof of wrongdoing. The bill also contemplates setting up a patient protection fund for damages to patients pursuant to which healthcare providers have to make mandatory contributions according to the rules determined by a patient protection committee. Failure by it to comply with applicable rules and regulations could result in penalties, the loss of regulatory permits and damage to NewGenIvf’s business reputation, each of which could have a material adverse effect on its financial condition and results of operations.

Furthermore, the Protection for children born through Assisted Reproductive Technology Act B.E. 2558 (2015) of Thailand was promulgated with the intention to appropriately designate the legitimate parenthood status of a child born using medically assisted reproductive technology and regulate any medical scientific research on embryology and medically assisted reproductive technologies to prevent the misuse of medically assisted reproductive technologies. NewGenIvf is therefore under the supervision of a Committee of the Protection for Children Born through Medically Assisted Reproductive Technology, which is a committee established to control, inspect, supervise and formulate various policies relating to such acts. In Cambodia and Kyrgyzstan, all health establishments, including private medical clinics, are under the supervision of the Cambodia MOH and the Ministry of Health of Kyrgyzstan, respectively, which each governs and regulates the operation of medical clinics and activities of medical practitioners in respective countries. In particular, the Medical Council of Cambodia, Cambodian Council of Nurses, Cambodian Midwives Council and the Pharmaceutical Council of Cambodia, all assist the Cambodia MOH to supervise and monitor the practice of health professionals in Cambodia. IVF/embryo implant/transfer activities are subject to an approval by the Cambodia MOH.

•        Privacy and Security Requirements.    There are numerous laws and regulations related to the privacy and security of health information in each country. In particular, regulations promulgated pursuant to the Personal Data Protection Act B.E. 2562 (2019) of Thailand (“PDPA”), Law on Data of Personal Character of April 14, 2008 No. 58 of Kyrgyzstan (“Data Protection Law”), as well as Regulation of Registration of Personal Data Holders (Owners) approved by the Resolution of the Cabinet of Ministers of KR of November 18, 2022, Offences Code No. 128 of October 28, 2021 of Kyrgyzstan establish privacy and security standards in each country that limit the collection, use, and/ or disclosure of certain individually identifiable health information, whether directly or indirectly (excluding the information of the deceased person) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. The privacy regulations established under the PDPA and Data Protection Law also provide patients with rights related to understanding and controlling how their protected health information is collected, used and/ or disclosed. As a provider of services to entities subject to the PDPA and Data Protection Law, NewGenIvf is directly subject to certain provisions of the regulations. To the extent permitted by applicable privacy regulations and contracts with its clients, NewGenIvf is permitted to use and disclose protected health information to perform its services and for other limited purposes, but other uses and disclosures, such as marketing communications, require written authorization from the patient or must meet an exception specified under the privacy regulations.

NewGenIvf also has downstream entities which provide it with services and are also subject to applicable regulations. If NewGenIvf or any of its downstream entities are unable to properly protect the privacy and security of protected health information entrusted to it, it could be found to have breached its contracts with its clients and be subject to investigation by the relevant supervision institution, i.e., the Office of the Personal Data Protection Committee of Thailand (the Government Authority under the PDPA), the Cambodia MOH and the State Data Protection Agency under the Cabinet of Ministers of Kyrgyzstan (the “Agency”). In the event the Office of the Personal Data Protection Committee or the Agency finds that NewGenIvf has failed to comply with applicable privacy and security standards, it could face civil, criminal, and/ or administrative penalties. In addition, the Office of the Personal Data Protection Committee performs compliance audits in order to proactively enforce the privacy and security standards. The Office of the Personal Data Protection Committee has become an increasingly active regulator and has signaled its intention to continue this trend. The Office of the Personal Data Protection Committee has the discretion to impose penalties and may require companies to enter into resolution agreements and corrective action plans which impose ongoing compliance requirements. The Office of the Personal Data Protection Committee’s enforcement activity, or audit related to incident regarding it or its downstream entity, can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. Although NewGenIvf has implemented and maintain policies, processes and compliance program infrastructure to assist it in complying with these laws and regulations and its contractual obligations, NewGenIvf cannot provide assurance regarding how these laws and regulations will be interpreted, enforced or applied to its operations. In associated with enforcement activities and potential contractual liabilities, its ongoing efforts to comply with evolving laws and regulations might also require it to make costly system purchases and/or modifications or otherwise divert significant resources to compliance initiatives from time to time.

•        Other Privacy and Security Requirements.    In addition, numerous other laws govern the collection, dissemination, use, access to and confidentiality of personal information. For example, the Law on E-Commerce of Cambodia (2019) places an obligation on those who electronically store private information to use all means to ensure that the information is protected by security safeguards in every reasonable circumstance to avoid the loss, access, use, modification, leakage, or disclosure of the information, except with the consent of the data owner or other lawfully authorized party. The Law on E-Commerce also prohibits individuals from dishonestly accessing, downloading, copying, extracting, leaking, deleting, modifying, or otherwise interfering with data stored by other persons. Applicable laws are contributing to increased enforcement activity and may also be subject to interpretation by various courts and other governmental authorities.

Certain of NewGenIvf’s solutions and services involve the transmission and storage of client data in various jurisdictions, which subjects the operation of those solutions and services to privacy or data protection laws and regulations in those jurisdictions. While NewGenIvf believes those solutions and services comply with current regulatory and security requirements in the jurisdictions in which it provides these solutions and services, there can be no assurance that such requirements will not change or that it will not otherwise be subject to legal or regulatory actions. The laws and regulations are rapidly evolving and changing, and could have an adverse impact on its operations. These laws and regulations are subject to uncertainty in how they may be interpreted and enforced by government authorities and regulators. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase its operational costs, prevent it from providing its solutions, and/or impact its ability to invest in or jointly develop its solutions. NewGenIvf also may face audits or investigations by one or more government agencies relating to its compliance with these laws and regulations.

An adverse outcome under any such investigation or audit could result in fines, penalties, other liability, or could result in adverse publicity or a loss of reputation, and adversely affect NewGenIvf’s business. Any failure or perceived failure by it or by NewGenIvf’s solutions to comply with these laws and regulations may subject it to legal or regulatory actions, damage its reputation or adversely affect its ability to provide its solutions in the jurisdiction that has enacted the applicable law or regulation. Moreover, if these laws and regulations change, or are interpreted and applied in a manner that is inconsistent with its policies and processes or the operation of its solutions NewGenIvf may need to expend resources in order to change its business operations, policies and processes or the manner in which it provides its solutions. This could adversely affect its business, financial condition and results of operations.

•        Data Protection and Breaches.    In recent years, there have been a number of well-publicized data breaches involving the improper dissemination of personal information of individuals both within and outside of the healthcare industry. Pursuant to the applicable Thai data protection law, the PDPA requires businesses to notify the data subjects and/or the government authorities upon the occurrence of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. Each country also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Most countries require holders of personal information to maintain safeguards and take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals. In some countries, these laws are limited to electronic data, but they increasingly are enacting or considering stricter and broader requirements.

Despite NewGenIvf’s security management efforts with respect to physical and technological safeguards, employee training, vendor (and sub-vendor) controls and contractual relationships, its infrastructure, data or other operation centers and systems used in its business operations, including the internet and related systems of its vendors (including vendors to whom NewGenIvf outsources data hosting, storage and processing functions) are vulnerable to, and may from time to time experience, unauthorized access to data and/or breaches of confidential information due to a variety of causes. Techniques used to obtain unauthorized access to or compromise systems change frequently, are becoming increasingly sophisticated and complex, and are often not detected until after an incident has occurred. As a result, NewGenIvf might not be able to anticipate these techniques, implement adequate preventive measures, or immediately detect a potential compromise. If its security measures, some of which are managed by third parties, or the security measures of its service providers or vendors, are breached or fail, it is possible that unauthorized or illegal access to or acquisition, disclosure, use or processing of personal information, confidential information, or other sensitive client or employee data, including protected health information, may occur. A security breach or failure could result from a variety of circumstances and events, including third-party action, human negligence or error, malfeasance, employee theft or misuse, phishing and other social engineering schemes, computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, and catastrophic events. If NewGenIvf’s security measures, or those of its service providers or vendors, were to be breached or fail, its reputation could be severely damaged, adversely affecting client or investor confidence. As a result, clients may curtail their use of or stop using its offering and its business may suffer. In addition, NewGenIvf could face litigation, damages for contract breach, penalties and regulatory actions for violation of laws or regulations applicable to data protection and significant costs for remediation and for measures to prevent future occurrences. In addition, any potential security breach could result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to clients or other business partners in an effort to maintain the business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. Negative publicity may also result from real, threatened or perceived security breaches affecting it or its industry or clients, which could cause it to lose clients or partners and adversely affect its operations and future prospects. NewGenIvf may not carry insurance or maintain coverage sufficient to compensate for all liability and such insurance may not be available for renewal on acceptable terms or at all, and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

•        Fraud and Abuse Laws.    NewGenIvf may be impacted directly and indirectly by certain fraud and abuse laws, including the Act Supplementing the Constitution Relating to the Prevention and Suppression of Corruption B.E. 2561 (2018) of Thailand, the Penal Code of Thailand, the Criminal Code of Cambodia, the Offences Code of October 28, 2021 No. 128 of Kyrgyzstan, the Criminal Code of October 28, 2021, No. 17 of Kyrgyzstan and the Law on prevention of corruption of August 8, 2021 No. 153 of Kyrgyzstan. Because the solutions and services NewGenIvf provides are not reimbursed by government healthcare payors, such fraud and abuse laws generally do not directly apply to its business, however, some laws may be applicable. The laws, regulations and other requirements in this area are both broad and vague and judicial interpretation can also be inconsistent. NewGenIvf reviews its practices with regulatory experts in an effort to comply with all applicable laws, regulatory and other requirements. However, NewGenIvf is unable to predict how these laws, regulations and other requirements will be interpreted or the full extent of their application, particularly to services that are not directly reimbursed by healthcare programs. Any determination by a regulatory authority that any of NewGenIvf’s activities or those of its clients or vendors violate any of these laws or regulations could subject it to civil or criminal penalties, require it to enter into corporate integrity agreements or similar agreements with ongoing compliance obligations, disqualify it from providing services to clients and/or have an adverse impact on its business, financial condition and results of operations. Even an unsuccessful challenge by a regulatory authority of its activities could result in adverse publicity and could require a costly response from it.

•        Consumer Protection Laws.    Consumer protection laws are being applied increasingly by the Office of the Consumer Protection Board in Thailand and by the Cambodia MOH in Cambodia to regulate the collection, use, storage and disclosure of personal or health information, through websites or otherwise, and, in Cambodia, by the Consumer Protection Competition and Fraud Repression Directorate-General, to regulate the presentation of website content. Courts may also adopt the standards for fair information practices, which concern consumer notice, choice, security and access.

•        Restrictions on Communication.    Communications with NewGenIvf’s clients increasingly may be subject to and restricted by laws and regulations governing communications via telephone, fax, text, and email. NewGenIvf also uses email and social media platforms as marketing tools. For example, NewGenIvf maintains social media accounts. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by it, its employees or third parties acting at its direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact its business, financial condition and results of operations or subject it to fines or other penalties.

•        Advertisement Laws.    NewGenIvf’s advertisement and announcements, in particular, the messages releasing on the Internet related to medical facilities may subject to the laws and regulations of relevant jurisdictions (and potential prohibition in Cambodia on commercial advertisement of private medical services).

For example, in Thailand, NewGenIvf shall apply for and obtain the approval and/ or pre-approval from the relevant authority for the images, and text used in advertisements or announcements which shall be in accordance with the Medical Facility Act B.E. 2541 (1998) (and its amendments) and the Notification of the Department of Health Services Support on Rules, Procedures, Conditions, and Costs of Advertisements or Announcements of Healthcare Facilities B.E. 2562 (2019) (and its amendments) and the Operational Manual for Approval of Advertisements or Announcements relating to Healthcare Facilities. If such approval was not obtained by NewGenIvf, it could lead to significant liabilities and consequences, which could adversely impact NewGenIvf’s business, financial condition and results of operations or subject its sales and marketing director to personal liabilities.

For Cambodia, Prakas 028 on Advertisement of Private Medical, Paramedical and Medical Aid Practices dated August 23, 2004 issued by the Cambodia MOH prohibits commercial advertising of private medical services. Advertisement of private health care services is only allowed for any advertisements within the professional framework not affecting the ethics of private medical services and such advertisement requires a permit from the Cambodia MOH. In addition, the Royal Government of Cambodia has recently issued Sub-Decree 232 on the Management of Commercial Advertisements of Goods and Services on November 4, 2022 to provide the legal framework for the management of commercial advertising of goods and services for all types, forms and means in Cambodia. In light of this Sub-Decree, in addition to the permit requirement of the Cambodia MOH, a person wishing to advertise their goods and/or services in Cambodia may also apply for a compliance certificate from the Ministry of Commerce, which certifies that advertising text or content complies with the Law on Consumer Protection or other applicable regulations.

For Kyrgyzstan, the Law on Advertisements of December 24, 1998, No. 155 requires that if the activities of the advertiser subject to licensing, the advertisement of such advertiser must include the license number and the name of the authority that issued the license, except for radio advertising, where it is sufficient to state “licensed activity” on the territory of Kyrgyzstan. In advertising goods (including works and services), and other objects of advertising, cost indicators must be stated in the national currency. There are also other requirements established in relation to size, frequency, cost and other features of advertisements via different types of media.

New laws and regulations relevant to the fertility services may be introduced in the future, or the current applicable regulations may otherwise be amended or replaced requiring the assisted reproductive medical facilities in its network to conduct business with additional oversight and regulatory compliance. If NewGenIvf fails to obtain the necessary licenses, permits and approvals, NewGenIvf may be subject to fines, confiscation of revenues generated from incompliance operations, or the suspension of relevant operations. NewGenIvf may also experience adverse publicity arising from such non-compliance with government regulations that negatively impacts its brand. NewGenIvf may experience difficulties or failures in obtaining the necessary approvals, licenses, and permits for new spaces or new service offerings. If NewGenIvf fails to obtain the material licenses, NewGenIvf’s business activities could be severely delayed. In addition, there can be no assurance that NewGenIvf will be able to obtain, renew, and/or convert all of the approvals, licenses, and permits required for its existing business operations upon their expiration in a timely manner, in a cost-efficient manner or at all, which could adversely affect NewGenIvf’s business operations and financial condition.

In addition, considerable uncertainties exist in relation to the interpretation and implementation of existing and future laws and regulations governing NewGenIvf’s business activities. NewGenIvf could be found not in compliance with any future laws and regulations or of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of those laws and regulations. It is possible that different interpretations or enforcement of these regulations could subject the current or past practices to allegations of impropriety or illegality or require the medical facilities in its network to implement changes in the facilities, equipment, personnel or services, or increase capital expenditure and operating expenses. If NewGenIvf fails to complete, obtain, or maintain any of the required licenses or approvals or make the necessary filings, NewGenIvf may be subject to various penalties, such as confiscation of unlawful gains, the imposition of fines, revocation of licenses, and the discontinuation or restriction of NewGenIvf’s operations. Any such penalties or changes in policies, regulations, or enforcement by government authorities may disrupt NewGenIvf’s operations and materially and adversely affect NewGenIvf’s business, financial condition, and results of operations.

Legal or regulatory restriction, government regulation, industry standards and other requirements create risks and challenges with respect to NewGenIvf’s compliance efforts and its business strategies and could adversely impact NewGenIvf’s business and limited the growth of NewGenIvf’s operations.

The healthcare industry is highly regulated and subject to frequently changing laws, regulations, industry standards and other requirements. Many healthcare laws and regulations are complex, and their application to specific solutions, services and relationships may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the solutions and services that NewGenIvf provides, and these laws and regulations may be applied to its solutions and services in ways that NewGenIvf does not anticipate. Efforts to reform or revise aspects of the healthcare industry or to revise or create additional legal or and regulatory requirements could impact its operations, the use of its solutions and services, and its ability to market new solutions and services, or could create unexpected liabilities for it. NewGenIvf also may be impacted by laws, industry standards and other requirements that are not specific to the healthcare industry, such as consumer protection laws and payment card industry standards. These requirements may impact its operations and, if not followed, could result in fines, penalties and other liabilities and adverse publicity and injury to its reputation.

There is a risk that existing or future laws may be interpreted in a manner that is not consistent with the healthcare industry’s current practices and could have an adverse effect on NewGenIvf’s business, financial condition, results of operations and growth prospects.

Any litigation against it could be costly and time-consuming to defend and could harm NewGenIvf’s business, financial condition and results of operations.

NewGenIvf has in the past and may in the future become subject to regulatory actions, litigation, disputes, or claims of various types, legal proceedings and claims that arise in the ordinary course of business, such as claims brought by its clients or vendors in connection with commercial disputes or employment claims made by its current or former employees, as well as claims brought by relevant regulatory authorities or NewGenIvf’s competitors, patients, employees, or other third parties against NewGenIvf. NewGenIvf is unable to predict the outcome of any of these legal proceedings. Such regulatory actions, disputes, allegations, complaints, or legal proceedings may damage NewGenIvf’s reputation, evolve into litigations, or otherwise have a material adverse impact on NewGenIvf’s reputation and business. Such proceedings might result in substantial costs, regardless of the outcome, and may significantly divert management’s attention and resources from operating NewGenIvf’s business, which might seriously harm its business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to it. A claim brought against it that is uninsured or underinsured could result in unanticipated costs, potentially harming its business, financial condition and results of operations. The outcomes of actions NewGenIvf institutes may not be successful or favorable to NewGenIvf. Lawsuits against

NewGenIvf may also generate negative publicity that significantly harms NewGenIvf’s reputation, which may adversely affect NewGenIvf’s client base. NewGenIvf may also need to pay damages or settle lawsuits with a substantial amount of cash.

Upon the consummation of the Business Combination, PubCo, as the holding company of NewGenIvf, may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from NewGenIvf’s business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, PubCo may elect or be forced to pay substantial damages if it is unsuccessful in its efforts to defend against these claims, which could harm its business, financial condition, and results of operations.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt NewGenIvf’s business, dilute stockholder value, and adversely affect its business, financial condition and results of operations.

NewGenIvf may in the future seek to acquire or invest in businesses, joint ventures, products and services, or technologies that it believes could complement or expand its platform, enhance its technical capabilities, or otherwise offer growth opportunities. Any such acquisition or investment may divert the attention of management and cause it to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, NewGenIvf may encounter difficulties assimilating or integrating the businesses, technologies, products and services, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for it, they are operationally difficult to integrate, or NewGenIvf has difficulty retaining the clients of any acquired business due to changes in ownership, management or otherwise. These transactions may also disrupt its business, divert its resources, and require significant management attention that would otherwise be available for development of its existing business and may not benefit NewGenIvf’s business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. Any such transactions that NewGenIvf is able to complete may not result in any synergies or other benefits it had expected to achieve, which could result in impairment charges that could be substantial. In addition, NewGenIvf may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect its results of operations. In addition, if the resulting business from such a transaction fails to meet NewGenIvf’s expectations, or it fails to successfully integrate such businesses into its own, its business, financial condition and results of operations may be adversely affected or it may be exposed to unknown risks or liabilities. Even when NewGenIvf identifies an appropriate acquisition or investment target, it may not be able to negotiate the terms of the acquisition or investment successfully, obtain financing for the proposed transaction, or integrate the relevant businesses into its existing business and operations. Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•        difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•        inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•        difficulties in retaining, training, motivating and integrating key personnel;

•        diversion of management’s time and resources from NewGenIvf’s normal daily operations;

•        difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•        difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•        risks of entering markets in which NewGenIvf have limited or no prior experience;

•        regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•        assumption of contractual obligations that contain terms that are not beneficial to NewGenIvf, require it to license or waive intellectual property rights or increase its risk for liability;

•        failure to further successfully develop the acquired technology;

•        liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•        potential disruptions to NewGenIvf’s ongoing businesses; and

•        unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

Even if the transaction is consummated, NewGenIvf may only have limited control over the companies in which it only has minority stake, it cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Non-compliance of regulatory requirements by NewGenIvf’s investees may cause substantial harm to NewGenIvf’s reputations and the value of NewGenIvf’s investment. In addition, if the resulting business from such a transaction fails to meet NewGenIvf’s expectations, or it fails to successfully integrate such businesses into its own, its business, financial condition and results of operations may be adversely affected or it may be exposed to unknown risks or liabilities. If NewGenIvf is unable to effectively address these challenges, its ability to execute acquisitions as a component of its long-term strategy will be impaired, which could have an adverse effect on its growth. As a result of the above, NewGenIvf’s strategies may not be successfully implemented beyond the current markets.

Any investment might not achieve the synergies, operational or financial benefits it expects and may adversely impact NewGenIvf’s operating results. In addition, NewGenIvf cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance, or prove to be profitable.

Changes in NewGenIvf’s effective tax rate or tax liability may have an adverse effect on its results of operations.

NewGenIvf’s effective tax rate could increase due to several factors, including, but not limited to:

•        changes in the relative amounts of income before taxes in the various jurisdictions in which NewGenIvf operates that have differing statutory tax rates;

•        changes in tax laws, tax treaties, and regulations or the interpretation of them;

•        changes to its assessment about its ability to realize its deferred tax assets that are based on estimates of its future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which NewGenIvf does business;

•        the outcome of future tax audits, examinations, or administrative appeals; and

•        limitations or adverse findings regarding its ability to do business in some jurisdictions.

Any of these developments could have an adverse effect on its results of operations.

NewGenIvf’s reported financial results may be adversely affected by changes in accounting principles generally accepted in relevant jurisdictions.

Accounting principles generally accepted in Thailand, Cambodia and Kyrgyzstan are subject to interpretation by the relevant supervision institutions, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on NewGenIvf’s reported results of operations and could affect the reporting of transactions already completed before the announcement of a change. The adoption of new or revised accounting principles may require it to make changes to its systems, processes and control, which could have a significant effect on its reported financial results, cause unexpected financial reporting fluctuations, retroactively affect previously reported results or require it to make costly changes to its operational processes and accounting systems upon or following the adoption of these standards.

If NewGenIvf’s estimates or judgments relating to its critical accounting policies prove to be incorrect, its results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in NewGenIvf’s consolidated financial statements and accompanying notes appearing elsewhere in this proxy statement/prospectus. NewGenIvf bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NewGenIvf — Critical Accounting Policies, Judgments and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments used in preparing NewGenIvf’s consolidated financial statements include those related to the determination of fair value of its common stock and revenue recognition relating to services rendered but for which no claim has yet been reported, among other things. NewGenIvf’s results of operations may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause its results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of its common stock.

NewGenIvf is subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject it to criminal or civil liability and harm its business, financial condition and results of operations.

NewGenIvf is subject to the Anti-Money Laundering Act B.E. 2542 (1999) of Thailand, the Act Supplementing the Constitution Relating to the Prevention and Suppression of Corruption B.E. 2561 (2018) of Thailand, and the Penal Code of Thailand., domestic bribery laws, and other anticorruption and anti-money laundering laws in the countries in which it conducts activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. If NewGenIvf expands its business and sales and to the public sector, it may engage with business partners and third-party intermediaries to market its services and to obtain for it the necessary permits, licenses, and other regulatory approvals. In addition, NewGenIvf or its third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. NewGenIvf can be held liable for the corrupt or other illegal activities of these third-party intermediaries, its employees, representatives, contractors, partners and agents, even if it does not explicitly authorize such activities. Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject it to whistleblower complaints, investigations, prosecution, enforcement actions, sanctions, settlements, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if NewGenIvf does not prevail in any possible civil or criminal proceeding, its business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees, which could adversely affect its business, financial condition and results of operations.

Risks Related to ASCA’s Business

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” “our company,” and “ASCA” refer to A SPAC I Acquisition Corp

If ASCA is deemed to be an investment company for purposes of the Investment Company Act, ASCA would be required to institute burdensome compliance requirements and its activities would be severely restricted and, as a result, ASCA would likely abandon its efforts to consummate an initial business combination and liquidate and dissolve.

There is currently uncertainty concerning the applicability of the Investment Company Act of 1940, as amended (the “Investment Company Act”) and the regulations thereunder, to a special purpose acquisition company (“SPAC”) and we may in the future be subject to a claim that we have been operating as an unregistered investment company.

The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, the greater the risk that we may be considered an unregistered investment company, in which case we may be required to liquidate.

If ASCA is deemed to be an investment company under the Investment Company Act, ASCA’s activities would be severely restricted and ASCA would be subject to burdensome compliance requirements.

If ASCA is deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, ASCA would be subject to additional regulatory burdens and expenses for which it has not allotted funds and for which it would not have sufficient time to comply with prior to the expiration of its time to complete a business combination. As a result, if ASCA were deemed to be an investment company, ASCA would expect to abandon its efforts to complete an initial business combination and instead to liquidate and dissolve. If ASCA is required to liquidate and dissolve, its investors would not be able to realize the benefits of owning shares in the post-business combination company, including the potential appreciation in the value of ASCA’s shares, rights and warrants following such a transaction. In addition, in the event of ASCA’s liquidation and dissolution, ASCA’s warrants and rights would expire worthless.

To mitigate the risk that ASCA might be deemed to be an investment company for purposes of the Investment Company Act, ASCA may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of an initial business combination or its liquidation. As a result, following the liquidation of securities in the Trust Account, ASCA would likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount the public shareholders would receive upon any redemption or liquidation of ASCA.

The funds in the Trust Account have, since the initial public offering of ASCA, been held only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of ASCA being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, ASCA may, at any time, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of the initial business combination or liquidation of ASCA. Following such liquidation, ASCA would likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to ASCA to pay its taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash could reduce the dollar amount the public shareholders would receive upon any redemption or liquidation of ASCA.

ASCA’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about ASCA’s ability to continue as a “going concern.”

As of [March 31], 2023, ASCA had $[•] in cash outside of the Trust Account, available for working capital needs. ASCA has incurred and expects to continue to incur significant costs in pursuit of its initial business combination. ASCA cannot assure you that its plans to raise capital or to consummate an initial business combination will be successful. These factors, among others, raise substantial doubt about ASCA’s ability to continue as a going concern. ASCA’s financial statements contained in this proxy statement/prospectus do not include any adjustments that might be necessary should ASCA be unable to continue as a going concern.

Additional risk factors not presently known to ASCA or that it currently deems immaterial may also impair ASCA’s business or results of operations. ASCA may disclose changes to such risk factors or disclose additional risk factors from time to time in ASCA’s future filings with the SEC.

ASCA will be forced to liquidate the Trust Account if it cannot consummate the Business Combination or an initial business combination by August 17, 2023, unless extended monthly up to October 17, 2023 as allowed under its Existing Charter. In the event of a liquidation, ASCA’s public shareholders are expected to receive $[•] per ordinary share and the public warrants will expire worthless.

Since February 14, 2023, ASCA has extended the Combination Period monthly, from February 17, 2023 to August 17, 2023. If ASCA does not complete the Business Combination or a business combination by August 17, 2023, unless extended monthly up to October 17, 2023 as allowed under its Existing Charter, it will be forced to liquidate and the per share liquidation distribution is expected to be $[•]. ASCA Warrants and Rights will expire worthless as a result of ASCA’s failure to consummate the Business Combination or an initial business combination during the Combination Period.

There is no guarantee that a shareholder’s decision whether to redeem its public shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the consummation of the Business Combination or any alternative business combination.

Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the share price of the Combined Company and may result in a lower value realized upon redemption than a shareholder of ASCA might realize in the future had the shareholder not redeemed its public shares. Similarly, if a shareholder does not redeem its public shares, the shareholder will bear the risk of ownership of the Combined Company’s ordinary shares after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its ordinary shares of the Combined in the future for a greater amount than the redemption price paid in connection with the redemption of the public shares in connection with the consummation of the Business Combination. A shareholder should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

You must tender your ASCA Class A ordinary shares in order to validly seek redemption at the Meeting of shareholders.

In connection with tendering your public shares for redemption, you must elect either to physically tender your share certificates to Continental or to deliver your ASCA Class A ordinary shares to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case at least two business days before the Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

ASCA may redeem your unexpired ASCA public warrants prior to their exercise at a time that is disadvantageous to you, thereby making your ASCA public warrants worthless.

ASCA will have the ability to redeem outstanding ASCA public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of ASCA ordinary shares equals or exceeds $16.50 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders, and there is a current registration statement in effect with respect to the ASCA ordinary shares underlying the ASCA public warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption. Redemption of the outstanding ASCA public warrants could force you (i) to exercise your ASCA public warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your ASCA public warrants at the then-current market price when you might otherwise wish to hold your ASCA public warrants or (iii) to accept the nominal redemption price which, at the time the outstanding ASCA public warrants are called for redemption, is likely to be substantially less than the market value of your ASCA public warrants. None of the ASCA private warrants will be redeemable by the post-combination company so long as they are held by their initial purchasers or their permitted transferees.

In the event ASCA determines to redeem ASCA public warrants, holders of redeemable public Warrants will be notified of such redemption as described in the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and ASCA, dated as of February 14, 2022. Specifically, in the event ASCA elects to redeem all of the ASCA public warrants that are subject to redemption, ASCA will fix a date for the redemption. Notice of redemption shall be mailed by first class mail, postage prepaid, by ASCA not less than 30 days prior to the date fixed for redemption to the registered holders of the ASCA public warrants to be redeemed at their last addresses as they appear on the warrant register. Any notice mailed in the aforesaid manner will be conclusively presumed to have been duly given, whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable ASCA public warrants will be notified of such redemption via posting of the redemption notice to DTC.

As of the date of this proxy statement/prospectus, trading prices of ASCA ordinary shares have not exceeded the threshold that would allow ASCA to redeem the ASCA public warrants.

If the conditions to the Merger Agreement are not met, the Business Combination may not occur.

Even if the Merger Agreement is approved by NewGenIvf and NewGenIvf’s shareholders, specified conditions must be satisfied or waived before the parties to the Merger Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Merger Agreement, see “Proposal No. 2 — The Acquisition Merger Proposal — Conditions to the Closing of the Business Combination.” ASCA and NewGenIvf may not satisfy all of the closing conditions in the Merger Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause ASCA and NewGenIvf to each lose some or all of the intended benefits of the Business Combination.

We may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

Our Sponsor, A SPAC (Holdings) Acquisition Corp., a BVI company, is 100% owned by non-U.S. persons. We are therefore likely considered a “foreign person” under the regulations administered by CFIUS and will continue to be considered as such in the future for so long as our Sponsor has the ability to exercise control over us for purposes of CFIUS’s regulations. As such, an initial business combination with a U.S. business may be subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues. NewGenIvf, a Cayman Islands exempted company, is controlled by Siu, Wing Fung Alfred and Fong, Hei Yue Tina, both of whom are non-U.S. persons.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by August 17, 2023, unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter, because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public shareholders may only receive $[•] per share, and our warrants and rights will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

If third parties bring claims against ASCA, the proceeds held in trust could be reduced and the per-share liquidation price received by ASCA’s shareholders may be less than $10.10.

ASCA’s placing of funds in trust may not protect those funds from third party claims against ASCA. Although ASCA has received from many of the vendors, service providers (other than its independent accountants) and prospective target businesses with which it does business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of ASCA’s public shareholders, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of ASCA’s public shareholders. If ASCA liquidates the Trust Account before the completion of a business combination and distributes the proceeds held therein to its public shareholders, the Sponsor has contractually agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, ASCA cannot assure you that they will be able to meet such obligation. Therefore, the per-share distribution from the Trust Account for our shareholders may be less than $10.10 due to such claims.

Additionally, if ASCA is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in ASCA’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy claims deplete the Trust Account, ASCA may not be able to return $10.10 to our public shareholders.

Any distributions received by ASCA shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, the value of ASCA’s assets did not exceed its liability or ASCA was unable to pay its debts as and when they fell due.

ASCA’s Existing Charter provides that it will continue in existence only until August 17, 2023 (unless the date is extended to October 17, 2023 as allowed under its Existing Charter). If ASCA is unable to consummate a transaction within the required time periods, upon notice from ASCA, the trustee of the Trust Account will distribute the amount in its Trust Account to its public shareholders. Concurrently, ASCA shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although ASCA cannot assure you that there will be sufficient funds for such purpose.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $[•] million of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. We will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations we may owe or for working capital purposes. However, we may not properly assess all claims that may be potentially brought against us. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our shareholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from our shareholders amounts owed to them by us.

If, after we distribute the proceeds in the Trust Account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. In addition, our Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors.

The announcement of the Business Combination could disrupt the Combined Company’s relationships with its customers, members, providers, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on the Combined Company’s business include the following:

•        its employees may experience uncertainty about their future roles, which might adversely affect the Combined Company’s ability to retain and hire key personnel and other employees;

•        customers, business partners and other parties with which the Combined Company maintains business relationships may experience uncertainty about its future and seek alternative relationships;

•        with third parties, seek to alter their business relationships with the Combined Company or fail to extend an existing relationship or subscription with the Combined Company; and

•        the Combined Company has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Merger.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact the Combined Company’s results of operations and cash available to fund its business.

Shareholder litigation and regulatory inquiries and investigations are expensive and could harm ASCA’s business, financial condition and operating results and could divert management attention.

In the past, securities class action litigation and/or shareholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any shareholder litigation and/or regulatory investigations against ASCA, whether or not resolved in ASCA’s favor, could result in substantial costs and divert ASCA’s management’s attention from other business concerns, which could adversely affect ASCA’s business and cash resources and the ultimate value ASCA’s shareholders receive as a result of the Business Combination.

The Initial Shareholders who own ASCA Class A ordinary shares, ASCA Class B ordinary shares and private placement warrants will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

As of the Record Date, the Initial Shareholders owned an aggregate of 1,725,000 ASCA Class A ordinary shares, 1 ASCA Class B ordinary share and 3,145,000 private placement warrants. They have waived their right to redeem these shares, or to receive distributions with respect to these shares upon the liquidation of the Trust Account if ASCA is unable to consummate a business combination. Based on a market price of $[•] per share of Class A ordinary shares and $[•] per warrant on [•], 2023, the value of these securities was approximately $[•] million. The 1 ASCA Class B ordinary share acquired prior to the IPO will be worthless if ASCA does not consummate a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting NewGenIvf as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in ASCA’s public shareholders’ best interest.

ASCA is requiring shareholders who wish to redeem their public shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

ASCA is requiring shareholders who wish to redeem their Class A ordinary shares to either tender their certificates to Continental or to deliver their shares to Continental electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days before the Meeting. In order to obtain a physical certificate, a shareholder’s broker and/or clearing broker, DTC and Continental will need to act to facilitate this request. It is ASCA’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from Continental. However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical share certificate. While we have been advised that it takes a short time to deliver shares through the DWAC System, we cannot assure you of this fact. Accordingly, if it takes longer than ASCA anticipates for shareholders to deliver their ASCA Class A ordinary shares, shareholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their ASCA Class A ordinary shares.

ASCA will require its public shareholders who wish to redeem their public shares in connection with the Business Combination to comply with specific requirements for redemption described above, such redeeming shareholders may be unable to sell their public shares when they wish to in the event that the Business Combination is not consummated.

If ASCA requires public shareholders who wish to redeem their public shares in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, ASCA will promptly return such certificates to its public shareholders. Accordingly, investors who attempted to redeem their public shares in such a circumstance will be unable to sell their securities after the failed acquisition until ASCA has returned their securities to them. The market price for shares of our ASCA Class A ordinary shares may decline during this time and you may not be able to sell your securities when you wish to, even while other shareholders that did not seek redemption may be able to sell their securities.

If ASCA’s security holders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of PubCo’s securities.

ASCA’s Initial Shareholders are entitled to make a demand that it registers the resale of their insider shares at any time commencing three months prior to the date on which their shares may be released from escrow. Additionally, our Initial Shareholders, including Sponsor are entitled to demand that we register the resale of the shares underlying the private placement warrants and any securities our Initial Shareholders, officers, directors or their affiliates may be issued in payment of working capital loans made to us at any time upon or after we consummate a business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional [•] PubCo Ordinary Shares eligible for trading in the public market. The presence of these additional PubCo Ordinary Shares trading in the public market may have an adverse effect on the market price of PubCo Ordinary Shares after the consummation of the Business Combination.

Further, all outstanding public warrants will continue to be outstanding notwithstanding the actual redemptions. The value of our outstanding warrants was approximately $[•] million, based on the closing price of the warrants of $[•] on Nasdaq on [•], 2023. The potential for the issuance of a substantial number of additional Class A ordinary shares upon exercise of these warrants could make the Combined Company less attractive to investors. Any such issuance will increase the number of issued and outstanding Class A ordinary shares and reduce the value of the outstanding Class A ordinary shares. Therefore, the outstanding warrants could have the effect of depressing ASCA’s share price.

If ASCA’s due diligence investigation of NewGenIvf was inadequate, then ASCA shareholders following the Business Combination could lose some or all of their investment.

Even though ASCA conducted a due diligence investigation of NewGenIvf, it cannot be sure that this diligence uncovered all material issues that may be present inside NewGenIvf or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of NewGenIvf and its business and outside of its control will not later arise. Even if ASCA’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with NewGenIvf’s preliminary risk analysis.

Risks Related to the Business Combination

ASCA’s search for a business combination, and any target business with which we ultimately consummate a business combination, may be materially adversely affected by the coronavirus (“COVID-19”) outbreak.

The outbreak of the COVID-19 coronavirus has resulted in a widespread health crisis that has adversely affected the economies and financial markets worldwide, and the business of any potential target business with which we consummate a business combination could be materially and adversely affected. Furthermore, we may be unable to complete a business combination if continued concerns relating to COVID-19 restrict travel, limit the ability to have meetings with potential investors or the target company’s personnel, vendors and services providers are unavailable to negotiate and consummate a transaction in a timely manner. The extent to which COVID-19 impacts ASCA’s search for a business combination will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, our ability to consummate a business combination, or the operations of a target business with which we ultimately consummate a business combination, may be materially adversely affected.

ASCA and NewGenIvf have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by ASCA if the Business Combination is completed or by ASCA if the Business Combination is not completed.

ASCA and NewGenIvf expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, ASCA expects to incur approximately $2.5 million in expenses excluding deferred underwriting fees. These expenses will reduce the amount of cash available to be used for other corporate purposes by ASCA if the Business Combination is completed or by ASCA if the Business Combination is not completed. If the Business Combination is not consummated, ASCA may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

Going public through a merger rather than an underwritten offering presents risks to unaffiliated investors. Subsequent to completion of the Business Combination, the Combined Company may be required to take write-downs or write-offs, restructure its operations, or take impairment or other charges, any of which that could have a significant negative effect on the Combined Company’s financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

Going public through a merger rather than an underwritten offering, as NewGenIvf is seeking to do through the Business Combination, presents risks to unaffiliated investors. Such risks include the absence of a due diligence investigation conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. Although ASCA has conducted due diligence on NewGenIvf’s business, ASCA cannot assure you that this due diligence has identified all material issues that may be present in NewGenIvf’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of NewGenIvf’s business and outside of ASCA’s and NewGenIvf’s control will not later arise. As a result of these factors, the Combined Company may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if ASCA’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with ASCA’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on the Combined Company’s liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about the Combined Company or its securities. Accordingly, any of ASCA’s shareholders who choose to remain shareholders of the Combined Company following the Business Combination could suffer a reduction in the value of their shares and these shareholders are unlikely to have a remedy for the reduction in value.

In the event that a significant number of public shares are redeemed, PubCo Ordinary Shares may become less liquid following the Business Combination.

If a significant number of public shares are redeemed, PubCo may be left with a significantly smaller number of shareholders. As a result, trading in the shares of the Combined Company may be limited and your ability to sell your shares in the market could be adversely affected. PubCo has applied to list its shares and warrants on Nasdaq, and Nasdaq may not list its ordinary shares and warrants on its exchange, which could limit investors’ ability to make transactions in PubCo’s securities and subject PubCo to additional trading restrictions.

ASCA may waive one or more of the conditions to the Business Combination without resoliciting shareholder approval for the Business Combination.

ASCA may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Board determines that a waiver is not sufficiently material to warrant resolicitation of shareholders, ASCA has the discretion to complete the Business Combination without seeking further shareholder approval. For example, it is a condition to ASCA’s obligations to close the Business Combination that there be no restraining order, injunction or other order restricting NewGenIvf’s conduct of its business, however, if the Board determines that any such order or injunction is not material to the business of NewGenIvf, then the Board may elect to waive that condition without shareholder approval and close the Business Combination.

ASCA’s shareholders will experience immediate dilution as a consequence of, among other transactions, the issuance of PubCo Class A ordinary shares as consideration in the Business Combination. Having a minority share position may reduce the influence that ASCA’s current shareholders have on the management of PubCo.

It is anticipated that upon completion of the Business Combination, ASCA’s current shareholders would retain an ownership interest of approximately 55.0% in the Combined Company (such that the public shareholders would own approximately 38.9% of the Combined Company), Chardan, ASCA’s Sponsor, officers, directors and other holders of founder shares will retain an ownership interest of approximately 16.1% of the Combined Company and the NewGenIvf shareholders will own approximately 45.0% of the Combined Company.

The ownership percentages above with respect to the Combined Company does not take into account (i) the redemption of any shares by the ASCA public shareholders, (ii) the issuance of any additional shares upon the closing of the Business Combination under the Share Incentive Award or (iii) the issuance of an additional of up to 2,000,000 shares to the Principal Shareholders under the earnout provisions as described in the Merger Agreement (the “Earnout Shares”). If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the last shareholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Board will not have the ability to adjourn the special meeting to a later date in order to solicit additional votes, and, therefore, the Business Combination will not be completed.

The Board is seeking approval to adjourn the Meeting by the chairman thereof to a later date or dates if, at the Meeting, ASCA is unable to consummate the Business Combination due to insufficient number of votes for the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal or the Charter Amendment Proposal. If the Adjournment Proposal is not approved, the Board will not have the ability to adjourn the Meeting to a later date in order to solicit additional votes and, therefore, the Business Combination will not be completed.

Our officers and directors have pre-existing fiduciary and contractual obligations and accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Our officers and directors have pre-existing fiduciary and contractual obligations to other companies, including other companies that are engaged in business activities similar to those intended to be conducted by us. Accordingly, they may participate in transactions and have obligations that may be in conflict or competition with our consummation of our initial business combination. As a result, a potential target business may be presented by our management team to another entity prior to its presentation to us and ASCA may not be afforded the opportunity to engage in a transaction with such target business.

NewGenIvf’s operating and financial results forecast and certain estimates of market opportunity included in this proxy statement/prospectus rely in large upon assumptions and analyses. If these assumptions or analyses prove to be incorrect, NewGenIvf’s actual operating and financial results may be materially different from its forecasted results.

The projected financial and operating information and market opportunity estimates appearing elsewhere in this proxy statement/prospectus reflect current estimates of future performance, or as of the date stipulated. Whether actual operating and financial results and business developments will be consistent with NewGenIvf’s expectations and assumptions as reflected in its forecasts depends on a number of factors, many of which are subject to significant uncertainties and contingencies that are difficult to predict and are beyond NewGenIvf and ASCA’s control, including, but not limited to:

•        the general addressable market for NewGenIvf’s products and services, as well as assisted reproductive services and other relevant market in general;

•        success and timing of NewGenIvf’s business strategy;

•        competition, including from established and future competitors;

•        whether NewGenIvf can obtain sufficient capital to build its medical facilities and sustain and grow its business;

•        NewGenIvf’s ability to manage its growth;

•        whether NewGenIvf can manage relationships with certain third-party service providers;

•        NewGenIvf’s ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and

•        the overall strength and stability of domestic and international economies.

The financial forecasts of NewGenIvf are based on assumptions made by the management of NewGenIvf in preparing their respective financial forecasts, and are subject to significant uncertainties and contingencies that are difficult to predict and are beyond the control of NewGenIvf. Furthermore, market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimated addressable market may not materialize for many years, if ever, and even if the markets meets the size estimates and growth forecasted in this proxy statement/prospectus, NewGenIvf’s business could fail to grow at similar rates. Any unfavorable changes in any of those factors listed above could materially and adversely affect its financial conditions, business, results of operations and prospects of the Combined Company.

A decline in financial forecast or the failure of actual financial results of NewGenIvf to meet the forecasted results as disclosed elsewhere in this proxy statement/prospectus may adversely affect the future financial conditions, results of operations and prospects of the Combined Company.

Although the financial forecasts of NewGenIvf are included in this proxy statement/prospectus, such forecasts are based on assumptions made by the management of NewGenIvf in preparing their financial forecasts, and are subject to significant uncertainties and contingencies that are difficult to predict and are beyond the control of NewGenIvf. The financial forecasts may decline or the actual financial results of NewGenIvf may fail to meet the forecasted results, which may have an adverse impact on the stock price and prospects of the Combined Company.

The completion of the Business Combination is subject to a number of important conditions, and the Merger Agreement may be terminated before the completion of the Business Combination in accordance with its terms. As a result, there is no assurance that the Business Combination will be completed.

The completion of the Business Combination is subject to the satisfaction or waiver, as applicable, of a number of important conditions set forth in the Merger Agreement, including the approval of the Business Combination by the shareholders of ASCA, listing approval by Nasdaq, and several other customary closing conditions. If these conditions are not satisfied or, if applicable, waived, the Merger Agreement may be terminated by either party and you will not receive the Merger Consideration. For more information, see “Proposal No. 2 — The Acquisition Merger Proposal — The Merger Agreement.”

The Unaudited Pro Forma Condensed Combined Financial Information included in this proxy statement/prospectus may not be representative of our results after the Business Combination.

The Unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the transactions been consummated as of the dates indicated, nor is it indicative of NewGenIvf’s future operating results or financial position after the assumed consummation of the transactions. The Unaudited Pro Forma Condensed Combined Financial Statements present the combination of our financial information and the financial information of ASCA after giving effect to the Business Combination and related adjustments described in the accompanying notes. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect future events that may occur, including any future nonrecurring charges resulting from the Business Combination, and does not consider potential impacts of current market conditions on revenue or expense. The Unaudited Pro Forma Condensed Combined Financial Statements are based in part on certain assumptions that we believe are reasonable under the circumstances. These assumptions may not prove to be accurate over time.

Risks Related to PubCo’s Securities Following the Business Combination

Currently, there is no public market for the ordinary shares of PubCo. ASCA shareholders cannot be sure that an active trading market will develop for or of the market price of the ordinary shares of PubCo they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

Upon the consummation of the Business Combination, each ordinary share of ASCA will be converted into the right to receive one ordinary share of PubCo. PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. ASCA, NewGenIvf, and PubCo have agreed to use their best efforts to cause the ordinary shares of PubCo to be issued in the Business Combination to be approved for listing on Nasdaq prior to the Effective Time of the Business Combination. However, the listing of shares on Nasdaq does not ensure that a market for the ordinary shares of PubCo will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the ordinary shares of PubCo following the closing of the Business Combination and the ordinary shares of PubCo may trade at a price less than the current market price of ASCA Class A ordinary shares.

Even if PubCo is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for the PubCo’s ordinary shares does not develop, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for the ordinary shares of PubCo following completion of the Business Combination and the development and continued existence of a market and favorable price for the ordinary shares of PubCo will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results, and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings, and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the ordinary shares of PubCo to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the ordinary shares of PubCo. Many of these factors and conditions are beyond the control of PubCo or PubCo shareholders.

Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

PubCo is a business company incorporated under the laws of the British Virgin Islands. NewGenIvf conducts most of its operations in Thailand, Cambodia and Kyrgyzstan and substantially all of its operations outside of the United States. Most of NewGenIvf’s assets are located in Thailand, Cambodia, Kyrgyzstan and Hong Kong, and substantially all of NewGenIvf’s assets are located outside of the United States. In addition, after the Business Combination, most of PubCo’s senior executive officers reside within Hong Kong, Thailand, Cambodia, and Kyrgyzstan for a significant portion of the time. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of Thailand, Cambodia, Kyrgyzstan and Hong Kong may render you unable to enforce a judgment against PubCo’s assets or the assets of NewGenIvf’s directors and officers.

PubCo’s share price may be volatile and could decline substantially.

The market price of PubCo’s ordinary shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this section, the following:

•        actual or anticipated variations in the financial results and prospects of the company or other companies in the same industry;

•        changes in financial estimates by research analysts;

•        changes in the market valuations of other similar companies;

•        announcements by PubCo or its competitors of new products and services, expansions, investments, acquisitions, strategic partnerships, or joint ventures;

•        mergers or other business combinations involving PubCo;

•        additions and departures of key personnel and senior management;

•        changes in accounting principles;

•        the passage of legislation or other developments affecting PubCo or its industry;

•        the trading volume of PubCo’s ordinary shares in the public market;

•        the release of lockup, escrow, or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

•        potential litigation or regulatory investigations;

•        changes in economic conditions, including fluctuations in global and Asian Pacific economies;

•        financial market conditions;

•        natural disasters, terrorist acts, acts of war, or periods of civil unrest; and

•        the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities have been volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of PubCo’s ordinary shares.

The sale or availability for sale of substantial amounts of ordinary shares could adversely affect their market price.

Sales of substantial amounts of the ordinary shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the ordinary shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. The ordinary shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, NewGenIvf and its principal shareholders will exchange the ordinary shares of NewGenIvf held by them for PubCo Class A ordinary shares upon the consummation of the Business Combination and have agreed, subject to certain exceptions and early-release provisions, not to sell any PubCo Ordinary Shares for a period of one (1) year following the closing of the Business Combination. PubCo Ordinary Shares to be held by NewGenIvf’s certain existing shareholders after the Business Combination may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.

The trading market for Combined Company’s ordinary shares will depend in part on the research and reports that securities or industry analysts publish about the Combined Company or its business. Securities and industry analysts do not currently, and may never, publish research on the Combined Company. If no securities or industry analysts commence coverage of the Combined Company, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover the Combined Company downgrade its securities or publish inaccurate or unfavorable research about its business, its share price would likely decline. If one or more of these analysts cease coverage of the Combined Company or fail to publish reports on the Combined Company, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

PubCo’s amended and restated memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of the ordinary shares of PubCo.

In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association that will become effective immediately prior to the consummation of the Business Combination. PubCo’s post-closing memorandum and articles of association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third-parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo’s board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with PubCo’s ordinary shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. If PubCo’s board of directors decides to issue preference shares, the price of the ordinary shares of PubCo may fall and the voting and other rights of the holders of the ordinary shares of PubCo may be materially and adversely affected.

If the benefits of the Business Combination do not meets the expectations of financial or industry analysts, the market price of the Combined Company’s securities may decline after the Business Combination.

The market price of the Combined Company’s securities may decline as a result of the Business Combination if:

•        the Combined Company does not achieve the perceived benefits of the business combination as rapidly as, or to the extent anticipated by, financial or industry analysts; or

•        the effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of declining share prices.

The Combined Company will be required to meet the initial listing requirements to be listed on Nasdaq. However, the Combined Company may be unable to maintain the listing of its securities in the future.

If the Combined Company fails to meet the continued listing requirements and Nasdaq delists its securities, the Combined Company could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        a limited amount of news and analyst coverage for the company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

ASCA’s directors and officers may have certain conflicts in determining to recommend the acquisition of NewGenIvf, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a shareholder.

ASCA’s management and directors have interests in and arising from the Business Combination that are different from, or in addition to, your interests as a shareholder, which could result in a real or perceived conflict of interest. These interests include the fact that certain of the ordinary shares owned by ASCA’s management and directors, or their affiliates and associates, would become worthless if the Business Combination Proposal is not approved and ASCA otherwise fails to consummate a business combination prior to August 17, 2023 (unless the date by which the Business Combination may be consummated is extended monthly up to October 17, 2023 as allowed under its Existing Charter).

Your ownership percentage in PubCo will be less than the ownership percentage you currently hold in ASCA.

Your ownership percentage in PubCo Ordinary Shares following the Business Combination will be less than your existing ownership percentage in ASCA as a result of dilution attributable to the relative equity values of the companies involved in the Business Combination. Immediately after the Business Combination, assuming maximum redemption by our public shareholders and no exercise of our warrants, it is anticipated that (i) the current shareholders of ASCA will hold as a group approximately 33.2% of the PubCo Ordinary Shares and (ii) the current shareholders of NewGenIvf will hold as a group approximately 66.8% of the outstanding capital stock of PubCo. As a result, you may have less influence over matters submitted to a vote of PubCo shareholders.

Risks Related to PubCo Operating as a Public Company

If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors, and Principal Shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a British Virgin Islands exempted company. The statutory requirements of PubCo’s home country of British Virgin Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. PubCo, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following British Virgin Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a Foreign Private Issuer, PubCo is exempt from certain corporate governance standards applicable to U.S. domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant consequences, including:

•        a limited availability for market quotations for its securities;

•        reduced liquidity with respect to our securities;

•        a determination that its ordinary shares is a “penny stock,” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

If PubCo meets the definition of a “controlled company” under the Nasdaq Listing Rules, it may choose to exempt from certain corporate governance requirements that could have an adverse effect on the public shareholders.

After the Business Combination, assuming there are no redemptions of shares and there is no exercise of warrants, Mr. Siu, Wing Fung Alfred together with Ms. Fong, Hei Yue Tina will hold 36.9% of the voting power of the PubCo. Nevertheless, we expect that Mr. Siu, Wing Fung Alfred together with Ms. Fong, Hei Yue Tina will hold a majority of the voting power of the PubCo following the Business Combination, assuming there are redemptions of more than [•]% of our shares and there is no exercise of our warrants. Accordingly, PubCo may be a controlled company under Nasdaq Listing Rule 5615(c) following the completion of the Business Combination. For so long as PubCo remains a controlled company under Nasdaq Listing Rules, it is permitted to elect to rely on certain exemptions from corporate governance rules. PubCo’s status as a controlled company could cause its securities to look less attractive to certain investors or otherwise harm the trading price. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under British Virgin Islands law.

PubCo is a BVI business company incorporated under the laws of the British Virgin Islands. PubCo’s corporate affairs are governed by its memorandum and articles of association and the laws of the British Virgin Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of British Virgin Islands business companies like PubCo have no general rights under British Virgin Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. PubCo’s directors have discretion under its articles of association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, users of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Thailand, Cambodia, Hong Kong and/or Kyrgyzstan against PubCo or its management named in this proxy statement/prospectus based on foreign laws after the Business Combination.

NewGenIvf is a Cayman Island exempted business company incorporated under the laws of the Cayman Islands. NewGenIvf conducts substantially all of its operations in Thailand, Cambodia, and/or Kyrgyzstan, and substantially all of NewGenIvf’s assets are located in Thailand, Cambodia, Hong Kong and/or Kyrgyzstan. In addition, NewGenIvf’s senior executive officers reside within Thailand, Cambodia, Hong Kong and/or Kyrgyzstan for a significant portion of the time. As a result, after the Business Combination, it may be difficult for PubCo’s shareholders to effect service of process upon PubCo or those persons inside Thailand, Cambodia, Hong Kong and/or Kyrgyzstan. In addition, Thailand, Cambodia, Hong Kong and/or Kyrgyzstan does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in Thailand, Cambodia, Hong Kong and/or Kyrgyzstan of judgments of a court in any of these non- Thailand, Cambodia, Hong Kong and/or Kyrgyzstan jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in Thailand, Cambodia, Hong Kong and/or Kyrgyzstan. For example, in Thailand, Cambodia, Hong Kong and/or Kyrgyzstan, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside Thailand, Cambodia, Hong Kong and/or Kyrgyzstan or otherwise with respect to foreign entities. Although the local authorities in Thailand, Cambodia, Hong Kong and/or Kyrgyzstan may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

Future changes to U.S. and non-U.S. tax laws could adversely affect PubCo.

The U.S. Congress and other government agencies in jurisdictions where PubCo and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting”, including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which PubCo and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect PubCo and its affiliates.

The Reincorporation Merger may be a taxable event for U.S. Holders of ASCA Class A ordinary shares, ASCA Warrants, and Rights.

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders,” the Reincorporation Merger may qualify as a “reorganization” within the meaning of Section 368 of the Code and, as a result, a U.S. Holder would not recognize gain or loss on the exchange of ASCA Class A ordinary shares, Rights, or ASCA Warrants for PubCo Ordinary Shares or PubCo Warrants, as applicable, pursuant to the Reincorporation Merger.

However, U.S. Holders of ASCA securities who would be treated as 5 Percent Holders, and who do not enter into a GRA under applicable Treasury Regulations, may recognize gain (but not loss) as a result of the Reincorporation Merger if Section 367(a) of the Code and the Treasury Regulations promulgated thereunder apply to the Reincorporation Merger or if otherwise required under the PFIC rules. Section 367(a) of the Code may apply to the Reincorporation Merger if PubCo transfers the assets it acquires from ASCA pursuant to the Reincorporation Merger to certain subsidiary corporations in connection with the Business Combination. The requirements under Section 367(a) are not discussed herein. If you believe that you will be a 5 Percent Holder, you are strongly urged to consult your tax advisor regarding the effect of the Reincorporation Merger to you taking into account the rules of Section 367(a) of the Code (including the possibility of entering into a GRA under applicable Treasury Regulations).

Alternatively, if the Reincorporation Merger does not qualify as a “reorganization” within the meaning of Section 368 of the Code, then a U.S. Holder that exchanges its ASCA Class A ordinary shares, Rights, or ASCA Warrants for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the ASCA Class A ordinary shares, Rights, and ASCA Warrants exchanged therefor. For a more detailed discussion of certain U.S. federal income tax consequences of the Reincorporation Merger, see “U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders” in this proxy statement/prospectus. However, the rules under Section 367(a) and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Reincorporation Merger.

In addition, U.S. Holders of ASCA Class A ordinary shares, Rights and ASCA Warrants may be subject to adverse U.S. federal income tax consequences under the PFIC regime. Please see “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Status” for a more detailed discussion with respect to ASCA’S potential PFIC status and certain tax implications thereof.

Further, because the Reincorporation Merger will occur immediately prior to the redemption of ASCA Class A ordinary shares, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Reincorporation Merger. All U.S. Holders considering exercising redemption rights with respect to their ASCA Class A ordinary shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Reincorporation Merger and exercise of redemption rights.

PubCo may be or become a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If PubCo or any of its subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of the PubCo Ordinary Shares or PubCo Warrants, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. There is no assurance that PubCo or its subsidiaries are not currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. Moreover, PubCo does not expect to provide a PFIC annual information statement for 2022 or going forward. Please see “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Status” for a more detailed discussion with respect to PubCo’s potential PFIC status and certain tax implications thereof. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of the PubCo Ordinary Shares and PubCo Warrants.

Risks Related to the Potential Impact of PRC Laws and Regulations on NewGenIvf’s Subsidiaries’ Business

The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as NewGenIvf’s, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and NewGenIvf were to be subject to such oversight and control, it may result in a material adverse change to NewGenIvf’s subsidiaries’ business operations, including NewGenIvf’s subsidiaries’ operations in Hong Kong, significantly limit or completely hinder NewGenIvf’s ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless.

As a company conducting business in Hong Kong, a special administrative region of China and NewGenIvf’s subsidiaries’ clients include mainland China residents, NewGenIvf’s subsidiaries’ business and NewGenIvf’s prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government may intervene or influence the operations in mainland China of an offshore holding company at any time, which, if extended to NewGenIvf’s subsidiaries’ operations in Hong Kong, could result in a material adverse change to NewGenIvf’s subsidiaries’ operations and the value of the ordinary shares.

The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in issuers based in mainland China. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by companies in mainland China. NewGenIvf cannot assure you that the oversight will not be extended to companies operating in Hong Kong like NewGenIvf and any such action may significantly limit or completely hinder NewGenIvf’s ability to offer or continue to offer NewGenIvf’s securities to investors, result in a material adverse change to NewGenIvf’s subsidiaries’ business operations, including NewGenIvf’s subsidiaries’ Hong Kong operations, and damage NewGenIvf’s reputation, which could cause the ordinary shares to significantly decline in value or become worthless.

NewGenIvf’s subsidiaries’ business, NewGenIvf’s financial condition and results of operations, and/or the value of NewGenIvf’s ordinary shares or NewGenIvf’s ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to NewGenIvf’s subsidiaries.

NewGenIvf currently has no operations in mainland China. However, as a majority of the clients of NewGenIvf’s subsidiaries’ fertility services are nationals of mainland China or residents in mainland China and NewGenIvf’s subsidiaries operate, in Hong Kong, a special administrative region of China, there is no guarantee that if certain existing or future PRC laws become applicable to NewGenIvf’s subsidiaries, it will not have a material adverse impact on NewGenIvf’s subsidiaries’ business, financial condition and results of operations and/or NewGenIvf’s ability to offer or continue to offer securities to investors, any of which may cause the value of such securities to significantly decline or be worthless.

Except for the Basic Law, national laws of mainland China (“National Laws”) do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cyber security and the anti-monopoly have not been listed in Annex III and thus they may not apply directly to Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to NewGenIvf’s subsidiaries, NewGenIvf may be subject to the risks and uncertainties associated with the legal system in mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

NewGenIvf may also become subject to the PRC laws and regulations to the extent NewGenIvf’s subsidiaries commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to NewGenIvf’s subsidiaries, NewGenIvf may be subject to the risks and uncertainties associated with the legal system in mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

NewGenIvf’s may also become subject to the PRC laws and regulations to the extent NewGenIvf’s subsidiaries commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth.

The PRC government may exert substantial influence and discretion over mainland China residents and the manner in which companies incorporated under the PRC laws must conduct their business activities. Mainland China residents may purchase NewGenIvf’s services and NewGenIvf has Hong Kong-based subsidiaries with no operations in mainland China. If NewGenIvf were to become subject to such direct influence or discretion, it may result in a material change in NewGenIvf’s subsidiaries’ operations and/or the value of NewGenIvf’s ordinary shares, which would materially affect the interest of the investors.

NewGenIvf currently has no operations in mainland China. As of the date of this prospectus, the PRC government has not exerted direct influence and discretion over the manner in which NewGenIvf’s subsidiaries conduct their business activities outside of mainland China. However, there is no guarantee that NewGenIvf will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons or as a result of NewGenIvf’s expansion or acquisition of operations in mainland China, considering NewGenIvf’s subsidiaries’ clients include residents of mainland China. See “— NewGenIvf’s subsidiaries’ business, NewGenIvf’s financial condition and results of operations and/or the value of NewGenIvf’s ordinary shares or NewGenIvf’s ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to NewGenIvf’s subsidiaries.”

The legal system of mainland China is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistences, the enforcement of which involves uncertainties. The PRC government may exercise substantial control over many sectors of the economy in mainland China through regulation and/or state ownership. Government actions have had, and may continue to have, a significant effect on economic conditions in mainland China and businesses which are subject to such government actions.

If NewGenIvf’s subsidiaries become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of NewGenIvf’s development, expansion or acquisition of operations in mainland China, it may require a material change in NewGenIvf’s subsidiaries’ operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of NewGenIvf’s ordinary shares and/or other securities could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of NewGenIvf’s actual operating performance. There can be no assurance that the Chinese government would not intervene in or influence NewGenIvf’s subsidiaries’ operations at any time.

Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder NewGenIvf’s ability to offer or continue to offer securities to investors and cause the value of NewGenIvf’s securities, including the ordinary shares, to significantly decline or be worthless.

Uncertainties arising from the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder NewGenIvf’s ability to offer or continue to offer NewGenIvf’s securities, result in a material adverse change to NewGenIvf’s subsidiaries’ business operations, and damage NewGenIvf’s reputation, which would materially and adversely affect NewGenIvf’s financial condition and results of operations and cause NewGenIvf’s ordinary shares to significantly decline in value or become worthless.

As a company conducting business in Hong Kong, a special administrative region of China, NewGenIvf may be affected directly or indirectly by PRC laws and regulations. The legal system in mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in mainland China are quickly evolving and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, NewGenIvf cannot predict the effect of future developments in the legal system of mainland China, particularly with regard to new economies, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. For instance, considering NewGenIvf’s clients include residents of mainland China, if residents of mainland China are prohibited from purchasing any NewGenIvf’s services, NewGenIvf’s business, financial condition and results of operations may be materially and adversely affected. Furthermore, the legal system of mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, NewGenIvf may not be aware of NewGenIvf’s potential violation of these policies and rules. In addition, any administrative and court proceedings in mainland China may be protracted and result in substantial costs and diversion of resources and management attention.

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations. In particular, the PRC governmental authorities may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations, if applicable to NewGenIvf and/or NewGenIvf’s subsidiaries, may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and NewGenIvf’s financial resources, bring negative publicity, subject NewGenIvf and/or NewGenIvf’s subsidiaries to liabilities or administrative penalties, or materially and adversely affect NewGenIvf’s subsidiaries’ business, NewGenIvf’s financial condition and results of operations, and the value of the ordinary shares.

If NewGenIvf and/or NewGenIvf’s subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and NewGenIvf and/or NewGenIvf’s subsidiaries cannot comply with such PRC laws and regulations, NewGenIvf’s subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.

NewGenIvf may be subject to a variety of cybersecurity, data privacy, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within NewGenIvf’s organization. These laws and regulations may restrict NewGenIvf’s subsidiaries’ business activities and require NewGenIvf and/or NewGenIvf’s subsidiaries to incur increased costs and efforts to comply, and any breach or noncompliance may subject NewGenIvf and/or NewGenIvf’s subsidiaries to proceedings against such entity(ies), damage NewGenIvf’s reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect NewGenIvf’s subsidiaries’ business and NewGenIvf’s financial condition and results of operations.

As the laws and regulations related to cybersecurity, data privacy, and data protection in mainland China where NewGenIvf’s subsidiaries do not have operations are relatively new and evolving, and their interpretation and application may be uncertain, it is still unclear if NewGenIvf and/or NewGenIvf’s subsidiaries may become subject to such new laws and regulations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of mainland China as well as data processing activities conducted outside the territory of mainland China which jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this prospectus, NewGenIvf do not have any operation or maintain any office or personnel in mainland China, and NewGenIvf has not conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of mainland China but also to personal information processing activities outside the mainland China for the purpose of offering products or services to domestic natural persons in the territory of mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. As NewGenIvf’s subsidiaries’ services are provided in Thailand, Cambodia and Kyrgyzstan rather than in the mainland China to clients worldwide, including but not limited to clients of mainland China who visit NewGenIvf’s offices in these locations, NewGenIvf takes the view that NewGenIvf and NewGenIvf’s subsidiaries may be subject to the Personal Information Protection Law.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Outbound Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. As of the date of this prospectus, NewGenIvf and NewGenIvf’s subsidiaries have not collected, stored, or managed any important data or personal information within the territory of mainland China or further transferred the foresaid date or personal information to overseas recipients. Therefore, NewGenIvf believes that the Measures is not applicable.

However, given the recency of the issuance of the above PRC laws and regulations related to cybersecurity and data privacy, NewGenIvf and NewGenIvf’s subsidiaries still face uncertainties regarding the interpretation and implementation of these laws and regulations and NewGenIvf could not rule out the possibility that any PRC governmental authorities may subject NewGenIvf and/or NewGenIvf’s subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to NewGenIvf and/or NewGenIvf’s subsidiaries, NewGenIvf cannot assure you that NewGenIvf and NewGenIvf’s subsidiaries will be compliant with such new regulations in all respects, and NewGenIvf and/or NewGenIvf’s subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect NewGenIvf’s subsidiaries’ business and NewGenIvf’s financial condition and results of operations.

If NewGenIvf and/or NewGenIvf’s subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the CSRC, the CAC, or other PRC governmental authorities in connection with this offering under PRC laws, NewGenIvf and/or NewGenIvf’s subsidiaries may be fined or subject to other sanctions, and NewGenIvf’s subsidiaries’ business and NewGenIvf’s reputation, financial condition, and results of operations may be materially and adversely affected.

The Cybersecurity Review Measures jointly promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021, which became effective on February 15, 2022, required that, among others, “critical information infrastructure” or network platform operators holding over one million users’ personal information to apply for a cybersecurity review before any public offering on a foreign stock exchange. However, this regulation is recently issued and there remain substantial uncertainties about its interpretation and implementation.

As of the date of this prospectus, NewGenIvf and NewGenIvf’s subsidiaries do not have any business operation or maintain any office or personnel in mainland China. NewGenIvf and NewGenIvf’s subsidiaries have not collected, stored, or managed any personal information within the territory of mainland China. NewGenIvf believes that NewGenIvf and NewGenIvf’s subsidiaries are not currently required to proactively apply to a cybersecurity review for NewGenIvf’s public offerings on a foreign stock exchange, on the basis that (i) NewGenIvf’s subsidiaries are incorporated in Hong Kong, Thailand, Cambodia, Kyrgyzstan and other jurisdictions outside of mainland China and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and NewGenIvf does not maintain any office or personnel in mainland China; (ii) except for the Basic Law, the National Laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation, and National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong, and PRC laws and regulations relating to data protection and cyber security have not been listed in Annex III as the date of this prospectus; (iii) NewGenIvf’s data processing activities are solely carried out by NewGenIvf’s overseas entities outside of mainland China for the purpose of operations in Hong Kong and other jurisdictions outside of mainland China; (iv) NewGenIvf and NewGenIvf’s subsidiaries do not control more than one millions users’ personal information as of the date of this prospectus; (v) as of the date of this prospectus, NewGenIvf and NewGenIvf’s subsidiaries have not received any notice of identifying NewGenIvf as critical information infrastructure from any relevant PRC governmental authorities; and (vi) as of the date of this prospectus, none of NewGenIvf or NewGenIvf’s subsidiaries have been informed by any PRC governmental authority of any requirement for a cybersecurity review. Regulatory requirements on cybersecurity and data security in the mainland China are constantly evolving and can be subject to varying interpretations or significant changes, which may result in uncertainties about the scope of NewGenIvf’s responsibilities in that regard, and there can be no assurance that the relevant PRC governmental authorities, including the CAC, would reach the same conclusion as NewGenIvf. NewGenIvf will closely monitor and assess the implementation and enforcement of the Cybersecurity Review Measures. If the Cybersecurity Review Measures mandates clearance of cybersecurity and/or data security regulators and other specific actions to be completed by companies like NewGenIvf, NewGenIvf may face uncertainties as to whether NewGenIvf can meet such requirements timely, or at all.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in mainland China; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (i) on or prior to the effective date of the Trial Measures, companies in mainland China that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges shall complete the filing before the completion of their overseas offering and listing; and (ii) companies in mainland China which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges and are not required to reperform the regulatory procedures with the relevant overseas regulatory authority or stock exchange, but have not completed the indirect overseas listing, shall complete the overseas offering and listing before September 30,2023, and failure to complete the overseas listing within such six-month period will subject such companies to the filing requirements with the CSRC.

NewGenIvf believes that it is not subject to the Trial Measures, because NewGenIvf is incorporated in the Cayman Islands and NewGenIvf’s subsidiaries are incorporated in Hong Kong, Thailand, Cambodia, Kyrgyzstan and other regions outside of mainland China and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and NewGenIvf does not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. If NewGenIvf’s offering and listing is later deemed as “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, NewGenIvf may need to complete the filing procedures for NewGenIvf’s offering and listing. If NewGenIvf is subject to the filing requirements, NewGenIvf cannot assure you that NewGenIvf will be able to complete such filings in a timely manner or even at all.

Since these statements and regulatory actions are new, it is also highly uncertain in the interpretation and the enforcement of the above cybersecurity and overseas listing laws and regulation. There is no assurance that the relevant PRC governmental authorities would reach the same conclusion as NewGenIvf. If NewGenIvf and/or NewGenIvf’s subsidiaries are required to obtain approval or fillings from any governmental authorities, including the CAC and/or the CSRC, in connection with the listing or continued listing of NewGenIvf’s securities on a stock exchange outside of Hong Kong or mainland China, it is uncertain how long it will take for NewGenIvf and/or NewGenIvf’s subsidiaries to obtain such approval or complete such filing, and, even if NewGenIvf and NewGenIvf’s subsidiaries obtain such approval or complete such filing, the approval or filing could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from or complete the necessary filing procedure with the PRC governmental authorities to conduct offerings or list outside of Hong Kong or mainland China may subject NewGenIvf and/or NewGenIvf’s subsidiaries to sanctions imposed by the PRC governmental authorities, which could include fines and penalties, suspension of business, proceedings against NewGenIvf and/or NewGenIvf’s subsidiaries, and even fines on the controlling shareholder and other responsible persons, and NewGenIvf’s subsidiaries’ ability to conduct NewGenIvf’s business, NewGenIvf’s ability to invest into mainland China as foreign investments or accept foreign investments, or NewGenIvf’s ability to list on a U.S. or other overseas exchange may be restricted, and NewGenIvf’s subsidiaries’ business, and NewGenIvf’s reputation, financial condition, and results of operations may be materially and adversely affected. Additionally, these risks could result in a material adverse change to the value of NewGenIvf’s ordinary shares, significantly limit or completely hinder NewGenIvf’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations are evolving quickly. Further implementations and interpretations of our amendments to the HFCAA or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because PCAOB may not be able to inspect or investigate completely such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary share could be delisted from the stock exchange pursuant to the HFCAA.

On April 21, 2020, SEC released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or AHFCAA, which proposes to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the AHFCAA was signed into law.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “2021 PCAOB Determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this proxy statement/prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in San Mateo, California, and is subject to inspection by the PCAOB on a regular basis with the last inspection in December 2021. As of the date of this proxy statement/prospectus, our auditor is not among the firms listed on the PCAOB Determination List issued in December 2021.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

The PCAOB reassessed the 2021 PCAOB Determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating in mainland China and Hong Kong completely. The PCAOB sent its inspectors to conduct on-site inspections and investigations of firms headquartered in mainland China and Hong Kong from September to November 2022.

On December 15, 2022, the PCAOB announced in the 2022 Determination its determination that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re-evaluation could cause trading in our securities to be prohibited under the HFCAA, ultimately resulting in a determination by a securities exchange to delist our securities. In addition, under the HFCAA as amended by the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange.

Such recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our ordinary shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

THE MEETING

General

ASCA is furnishing this proxy statement/prospectus to the ASCA shareholders as part of the solicitation of proxies by the Board for use at the Meeting of ASCA shareholders to be held on [•], 2023 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about [•], 2023 in connection with the vote on the Proposals. This proxy statement/prospectus provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Meeting.

Date, Time and Place

The Meeting will be held at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, and virtually via live webcast at https://www.[•]. We encourage shareholders to attend the special meeting virtually. We are pleased to utilize the virtual shareholder meeting technology to provide ready access and cost savings for our shareholders and ASCA. The virtual meeting format allows attendance from any location in the world. You will be able to attend, vote your shares, view the list of shareholders entitled to vote at the Meeting and submit questions during the Meeting via a live audio cast available at https://www.[•].

Virtual Meeting Registration

To register for the meeting so you can participate virtually, please follow these instructions as applicable to the nature of your ownership of ASCA Class A ordinary shares.

If your shares are registered in your name with Continental and you wish to attend the Meeting virtually, go to https://www.[•], enter the control number you received on your proxy card and click on the “Click here” to pre-register for the online meeting link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to participate in the Meeting virtually.

Beneficial shareholders who wish to participate in the Meeting virtually must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to ksmith@advantageproxy.com. Beneficial shareholders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only meeting. After contacting Continental a beneficial holder will receive an email prior to the meeting with a link and instructions for entering the Meeting virtually.

Beneficial shareholders should contact Continental at least five business days prior to the meeting date.

Accessing the Virtual Meeting Audio Cast

You will need your control number for access. If you do not have your control number, contact Continental at the phone number or email address below. Beneficial investors who hold shares through a bank, broker or other intermediary, will need to contact them and obtain a legal proxy. Once you have your legal proxy, contact Continental to have a control number generated. Continental contact information is as follows: 917-262-2373 or email proxy@continentalstock.com.

Record Date; Who is Entitled to Vote

ASCA has fixed the close of business on [•], 2023, as the record date for determining those ASCA shareholders entitled to notice of and to vote at the Meeting. As of the close of business on [•], 2023, there were [•] Class A ordinary shares and 1 Class B ordinary share issued and outstanding and entitled to vote. Each holder of Class A ordinary shares is entitled to one vote per share on each Proposal. If your shares are held in “street name,” you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions.

In connection with the IPO, we entered into certain letter agreements pursuant to which the Initial Shareholders agreed to vote any shares owned by them in favor of our initial business combination. As of the date of this proxy statement/prospectus, the Initial Shareholders hold approximately [•]% of the outstanding Class A ordinary shares.

Quorum and Required Vote for Shareholder Proposals

A quorum of ASCA shareholders is necessary to hold a valid meeting. A quorum will be present at the Meeting if not less than 50 percent of the ordinary shares issued and outstanding is present in person, by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions by virtual attendance and by proxy will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Charter Amendment Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting or any adjournment or postponement thereof.

Along with the approval of the Reincorporation Merger Proposal, the approval of the Acquisition Merger Proposal and the approval of the Nasdaq Proposal are conditions to the consummation of the Business Combination. If the Acquisition Merger Proposal is not approved, the Business Combination will not take place. Approval of the Acquisition Merger Proposal is also a condition to the Reincorporation Merger Proposal and the Nasdaq Proposal. If the Nasdaq Proposal is not approved, the Acquisition Merger Proposal will have no effect (even if approved by the requisite vote of our shareholders at the Meeting of any adjournment or postponement thereof) and the Business Combination will not occur.

Voting Your Shares

Each ASCA ordinary shares that you own in your name entitles you to one vote on each Proposal for the Meeting. Your proxy card shows the number of ASCA ordinary shares that you own.

There are two ways to ensure that your ASCA ordinary shares are voted at the Meeting:

•        You can vote your shares by signing, dating and returning the enclosed proxy card in the pre-paid postage envelope provided. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by our Board. Our Board recommends voting “FOR” each of the Proposals. If you hold your Class A ordinary shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that the votes related to the shares you beneficially own are properly represented and voted at the Meeting.

•        You can participate in the Meeting virtually and vote during the Meeting even if you have previously voted by submitting a proxy as described above. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee.

That is the only way ASCA can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE REINCORPORATION MERGER PROPOSAL AND THE ACQUISITION MERGER PROPOSAL (AS WELL AS THE OTHER PROPOSALS).

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        if you are a record holder, you may notify our proxy solicitor, Advantage Proxy, in writing before the Meeting that you have revoked your proxy; or

•        you may participate in the Meeting virtually, revoke your proxy, and vote during the Meeting, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your ASCA Class A ordinary shares, you may contact Advantage Proxy, our proxy solicitor as follows:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com

No Additional Matters May Be Presented at the Meeting

This Meeting has been called only to consider the approval of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Charter Amendment Proposal and the Adjournment Proposal.

Approval of the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal, the Charter Amendment Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding ASCA ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting or any adjournment or postponement thereof.

Redemption Rights

Pursuant to our Existing Charter, a holder of public shares may demand that ASCA redeem such shares for cash in connection with a business combination and an amendment to the Company’s amended and restated memorandum and articles of association. You may not elect to redeem your shares prior to the completion of a business combination.

If you are a public shareholder and you seek to have your shares redeemed, you must submit your request in writing that we redeem your public shares for cash no later than 5:00 p.m., Eastern Time, on [•], 2023 (at least two business days before the Meeting). The request must be signed by the applicable shareholder in order to validly request redemption. A shareholder is not required to submit a proxy card or vote in order to validly exercise redemption rights. The request must identify the holder of the shares to be redeemed and must be sent to Continental at the following address:

Continental Stock Transfer & Trust Company
1 State Street, 30th floor
New York, NY 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

You must tender the public shares for which you are electing redemption at least two business days before the Meeting by either:

•        Delivering certificates representing ASCA Class A ordinary shares to Continental, or

•        Delivering ASCA Class A ordinary shares electronically through the DWAC system.

Any corrected or changed written demand of redemption rights must be received by Continental at least two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental at least two business days prior to the vote at the Meeting.

Public shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of Class A ordinary shares as of the Record Date. Any public shareholder who holds ASCA Class A ordinary shares on or before [•], 2023 (at least two business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Continental or deliver your shares to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, at least two business days before the Meeting.

If you wish to tender through the DWAC system, please contact your broker and request delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC, and Continental will need to act together to facilitate this request. It is ASCA’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from Continental. ASCA does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical share certificate. Shareholders who request physical share certificates and wish to redeem may be unable to meet the deadline for tendering their Class A ordinary shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a shareholder tenders its Class A ordinary shares and decides prior to the consummation of the Business Combination that it does not want to redeem its shares, the shareholder may withdraw the tender. In the event that a shareholder tenders Class A ordinary shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the shareholder promptly following the determination that the Business Combination will not be consummated. ASCA anticipates that a shareholder who tenders Class A ordinary shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such Class A ordinary shares soon after the completion of the Business Combination.

If properly demanded by ASCA’s public shareholders, ASCA will redeem each ASCA Class A ordinary share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of [•], 2023, this would amount to approximately $[•]

per share. If you exercise your redemption rights, you will be exchanging your ASCA Class A ordinary shares for cash and will no longer own ASCA Class A ordinary shares. The following table demonstrates the book value of shares owned by non-redeeming shareholders at each of the following redemption levels:

All outstanding public warrants will continue to be outstanding notwithstanding the actual redemptions.

		Owned by Non-redeeming shareholders	Assuming no warrants were issued to founder in connection with ASCA’s initial public offering	Assuming no rights were issued to founders in connection with ASCA’s initial public offering	Assuming that no founders shares were issued to ASCA’s sponsor	Assuming no rights or warrants were issued to ASCA’s founders, and that no founders shares were issued
Shareholders’ equity (deficit)
Assuming No redemptions	[A1]	$34,217,762	$34,217,762	$34,217,762	$34,217,762	$34,217,762
Assuming 50% of maximum redemptions	[A2]	$15,017,762	$15,017,762	$15,017,762	$15,017,762	$15,017,762
Assuming Proposal 4 not approved and Maximum redemptions	[A3]	$5,000,001	$5,000,001	$5,000,001	$5,000,001	$5,000,001
Assuming Maximum redemptions	[A4]	$(2,421,957)	$(2,421,957)	$(2,421,957)	$(2,421,957)	$(2,421,957)

Number of shares
Founder’s shares		1,725,000	1,725,000	1,725,000	1,725,000	1,725,000
Founder’s rights		172,500	172,500	—	172,500	—
Founder’s warrants		862,500	—	862,500	862,500	—
Public rights		690,000	690,000	690,000	690,000	690,000
Representative shareholders		69,000	69,000	69,000	69,000	69,000
Shares issued to the shareholders of NewGenIvf at closing		5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
	[B]	8,519,000	7,656,500	8,346,500	8,519,000	7,484,000

Book value per share
Assuming No redemptions	[A1]/[B]	$4.02	$4.47	$4.10	$4.02	$4.57
Assuming 50% of maximum redemptions	[A2]/[B]	$1.76	$1.96	$1.80	$1.76	$2.01
Assuming Proposal 4 not approved and Maximum redemptions	[A3]/[B]	$0.59	$0.65	$0.60	$0.59	$0.67
Assuming Maximum redemptions	[A4]/[B]	$(0.28)	$(0.32)	$(0.29)	$(0.28)	$(0.32)

Assuming maximum redemptions, the value of our outstanding public warrants was approximately $[•], based on the closing price of the warrants of $[•] on Nasdaq on [•], 2023. The potential for the issuance of a substantial number of additional Class A ordinary shares upon exercise of these warrants could make the combined company less attractive to investors. Any such issuance will increase the number of issued and outstanding Class A ordinary shares and reduce the value of the outstanding Class A ordinary shares. Therefore, the outstanding warrants could have the effect of depressing ASCA’s share price.

Notwithstanding the foregoing, a holder of the public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of ASCA Class A ordinary shares. If too many public shareholders exercise their redemption rights, we may not be able to meet certain closing conditions, and as a result, would not be able to proceed with the Business Combination.

Appraisal Rights

Under section 179 of the BVI Business Companies Act (as amended), holders of ASCA ordinary shares will have the right to dissent from the Reincorporation Merger. Should a holder of ASCA ordinary shares wish to exercise this right, they must give written notice of their objection to the Reincorporation Merger to ASCA prior to the special meeting, or at the meeting but before the vote on the Reincorporation Merger. This notice must include a statement that the ASCA shareholder proposes to demand payment for their shares if the Reincorporation Merger is undertaken.

Assuming that the Reincorporation Merger is approved, ASCA must give notice to any ASCA shareholder who gave written notice of their objection to the Reincorporation Merger within 20 days of the date of the special meeting at which the Business Combination is approved. Within 20 days following the date of receipt of that notice, the dissenting shareholder must give notice to ASCA (or PubCo, if the Reincorporation Merger has been consummated within that time) of their election to dissent, which notice must include: (a) the shareholder’s name and address; (b) the number and class of shares in respect of which they dissent (which must be all of the shares that the shareholder holds in ASCA); and (c) a demand for payment of the fair value of the shares. Once such notice has been given to ASCA, the dissenting shareholder ceases to have any rights as a shareholder of ASCA except for the right to be paid the fair value of their shares.

Within seven days of the expiration of the 20-day period in which a ASCA shareholder may serve notice of dissent (or seven days following the Reincorporation Merger, whichever is the later), ASCA or PubCo shall make a written offer to each dissenting shareholder to purchase their shares at a specified price that ASCA or PubCo determine to be their fair value. If, within 30 days of the date on which that offer is made, ASCA or PubCo and the dissenting shareholder agree upon the price to be paid for the shares, ASCA or PubCo shall pay that amount to the shareholder upon the surrender of the certificates representing their shares.

If agreement on the price to be paid for the shares cannot be reached, within 20 days of the expiration of the 30-day period referred to above the following procedure shall be followed:

(a)     ASCA or PubCo and the dissenting shareholder shall each designate an appraiser;

(b)    the two designated appraisers together shall designate an appraiser;

(c)     the three appraisers shall fix the fair value of the shares owned by the dissenting shareholder as of the close of business on the day prior to the date on which the Reincorporation Merger was approved, excluding any appreciation or depreciation directly or indirectly induced by the Reincorporation Merger or its proposal, and that value is binding on ASCA or PubCo and the dissenting shareholder for all purposes; and

(d)    ASCA or PubCo shall pay to the dissenting shareholder that amount in money, upon the surrender of the certificates representing their shares.

Holders of ASCA ordinary shares do not have appraisal rights in connection with the Acquisition Merger. There are no appraisal rights with respect to ASCA Warrants and Rights.

Proxies and Proxy Solicitation Costs

ASCA is soliciting proxies on behalf of the Board. This solicitation is being made by mail but also may be made by telephone or in person. ASCA and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. ASCA will bear the cost of solicitation. Advantage Proxy, a proxy solicitation firm that ASCA has engaged to assist it in soliciting proxies, will be paid its customary fee of approximately $8,000 and be reimbursed out-of-pocket expenses of approximately $1,500.

ASCA will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ASCA will reimburse them for their reasonable expenses.

PROPOSAL NO. 1 — THE REINCORPORATION MERGER PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement and the Plan of Merger for the Business Combination is attached hereto as Annex A, which is incorporated by reference herein.

Purpose of the Reincorporation Merger Proposal

The purpose of the Reincorporation Merger is to establish a British Virgin Islands business company as the parent entity of NewGenIvf that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Reincorporation Merger, the ASCA shareholders will no longer be shareholders of ASCA and (other than the ASCA shareholders who exercise their redemption rights) will become shareholders of PubCo, a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from certain rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and Principal Shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with British Virgin Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

Summary of the Reincorporation Merger

The Merger Agreement was entered into by and among ASCA, PubCo, Merger Sub, NewGenIvf and Principal Shareholders on February 15, 2023 and amended on June 12, 2023. Upon the approval of the Merger Agreement and the Plans of Merger by the ASCA shareholders, PubCo and ASCA will execute the Plans of Merger, which shall be filed with the Registrar of Corporate Affairs in the British Virgin Islands with certain other documents on or prior to the Closing Date. On the Closing Date, ASCA will reincorporate to the British Virgin Islands by merging with and into the PubCo, a British Virgin Islands business company. The separate corporate existence of ASCA will cease and PubCo will continue as the surviving corporation. In connection with the Reincorporation Merger, all outstanding ASCA Units will separate into their individual components of ASCA Class A ordinary shares, ASCA Warrants and Rights and will cease separate existence and trading. Upon the consummation of the Business Combination, the one issued and outstanding ASCA Class B ordinary share will automatically be cancelled, and the current equity holdings of the ASCA shareholders shall be exchanged as follows:

(i)     Each ASCA Class A ordinary share issued and outstanding immediately prior to the Effective Time of the Reincorporation Merger (other than any redeemed shares) will automatically convert into one PubCo Class A ordinary share;

(ii)    Each ASCA Warrant issued and outstanding immediately prior to Effective Time of the Reincorporation Merger will convert into a PubCo Warrant to purchase one PubCo Class A Ordinary Share (or equivalent portion thereof). The PubCo Warrants will have substantially the same terms and conditions as set forth in the ASCA Warrants; and

(iii)   Each Right issued and outstanding immediately prior to the Effective Time of the Reincorporation Merger will automatically convert into one-tenth (1/10) of one PubCo Class A ordinary share in exchange for the cancellation of each Right; provided, however, that each holder entitled to receive a fraction of a PubCo Class A ordinary share (after aggregating all fractional shares that otherwise would be received by such holder in connection with such distribution) shall receive, in lieu of such fractional share, one PubCo Class A ordinary share.

Differences between PubCo’s Memorandum and Articles of Association and ASCA’s Existing Charter

There is no substantive differences between PubCo’s Memorandum and Articles of Association and ASCA’s Existing Charter.

Vote Required for Approval

Along with the approval of the Acquisition Merger Proposal and the approval of the Nasdaq Proposal, approval of the Reincorporation Merger is a condition to the consummation of the Business Combination. If the Reincorporation Merger Proposal is not approved, the Business Combination will not take place.

Approval of the Reincorporation Merger Proposal is also a condition to the Acquisition Merger Proposal and the Nasdaq Proposal. If the Acquisition Merger Proposal is not approved, the Reincorporation Merger Proposal will have no effect (even if approved by the requisite vote of our shareholders at the Meeting of any adjournment or postponement thereof) and the Business Combination will not occur.

The Reincorporation Merger Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if holders of at least a majority of the issued and outstanding ASCA ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting vote “FOR” the Reincorporation Merger Proposal.

Pursuant to the Letter Agreement, the Initial Shareholders, holding an aggregate of 1,725,000 ASCA Class A ordinary shares and 1 ASCA Class B ordinary share (or approximately 31.8% of the outstanding ASCA ordinary shares), and Chardan, holding 69,000 ASCA Class A ordinary shares, have agreed to vote their ordinary shares in favor of the Business Combination. As a result, only 916,847 ASCA Class A ordinary shares held by the public shareholders will need to be present in person, by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve the Reincorporation Merger Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of Class A ordinary shares to constitute a quorum is present, no Class A ordinary shares held by the public shareholders will be required to vote in favor of the Reincorporation Merger Proposal for it to be approved.

Board Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE REINCORPORATION MERGER UNDER PROPOSAL NO. 1.

PROPOSAL NO. 2 — THE ACQUISITION MERGER PROPOSAL

We are asking our shareholders to adopt the Merger Agreement and approve the Acquisition Merger and the other transactions contemplated thereby. Our shareholders should read carefully this proxy statement/prospectus in its entirety, including the subsection below titled “The Merger Agreement,” for more detailed information concerning the Business Combination and the terms and conditions of the Merger Agreement. We also urge our shareholders to read carefully the Merger Agreement in its entirety before voting on this Proposal. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

General

On February 15, 2023, ASCA entered into the Merger Agreement with PubCo, Merger Sub, NewGenIvf and the Principal Shareholders. Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the shareholders of ASCA, ASCA will reincorporate to the British Virgin Islands by merging with and into PubCo as a result of the Reincorporation Merger; and (ii) Merger Sub will merge with and into NewGenIvf resulting in NewGenIvf being a wholly-owned subsidiary of PubCo.

On June 12, 2023, the parties to the Merger agreement entered into the First Amendment to the Merger Agreement, pursuant to which NewGenIvf agreed to provide non-interest bearing loans in an aggregate principal amount of up to $560,000 (the “Loan”) to ASCA to fund any amount that may be required in order to further extend the period of time available for ASCA to consummate a business combination and for ASCA’s working capital, payment of professional, administrative and operational fees and expenses, and other purposes as mutually agreed by ASCA and NewGenIvf. Such loans will only become repayable upon the closing of the Acquisition Merger. In addition, pursuant to the First Amendment, subject to receipt of at least $140,000 as part of the Loan from NewGenIvf, ASCA agreed to waive its termination rights and the right to receive any Break-up Fee due to NewGenIvf’s failure to deliver audited financial statements by no later than February 28, 2023.

The board of directors of ASCA (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of ASCA.

The Merger Agreement

The following is a summary of the material terms of the Merger Agreement. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.

The Merger Agreement contains representations and warranties that ASCA and Merger Sub, on the one hand, and NewGenIvf, on the other hand, have made to one another as of specific dates. The assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties to the Merger Agreement. Some of these schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. You should not rely on the representations and warranties described below as current characterizations of factual information about ASCA or NewGenIvf, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between ASCA and Merger Sub, and NewGenIvf and are modified by the disclosure schedules.

The Share Incentive Award

As part of the Merger Agreement and in connection with the Business Combination, ASCA and NewGenIvf have agreed that PubCo shall adopt the Share Incentive Award. The Share Incentive Award provides for the issuance of [•]% of the then outstanding Ordinary Shares of PubCo (on a fully diluted basis) to [•].

General Description of the Acquisition Merger

Business Combination Consideration

Merger Sub will be merged with and into NewGenIvf, resulting in NewGenIvf being a wholly owned subsidiary of PubCo.

The aggregate consideration for the Business Combination is $50,000,000, payable in the form of 5,000,000 newly issued PubCo Class A ordinary shares valued at $10.00 per share to NewGenIvf’s shareholders. In addition, after the closing of the Business Combination, subject to the terms and conditions set forth in the Merger Agreement, the Principal Shareholders will have the right to receive in the aggregate up to an additional 2,000,000 PubCo Class A Ordinary Shares as follows: (i) in the event that, during the 18-month period after the closing date, the volume-weighted average price of PubCo Class A Ordinary Shares over any 20 trading days within any 30-trading day period is greater than or equal to $15.00, then the Principal Shareholders will be entitled to receive 1,000,000 earnout shares; and (ii) in the event that the net profit of PubCo and its subsidiaries on a consolidated basis for any four consecutive fiscal quarters, during the six fiscal quarters commencing from the first day of the next fiscal quarter after the closing, is equal to or exceeds $3,825,000, then the Principal Shareholders will be entitled to receive 1,000,000 earnout shares.

1,350,000 PubCo Ordinary Shares (representing 10.8% of the number of PubCo Ordinary Shares outstanding immediately after the Closing, assuming no redemptions) will be reserved and authorized for issuance under the Share Incentive Award upon closing. After the Closing, the number of PubCo Ordinary Shares reserved and authorized for issuance under the Share Incentive Award may be adjusted to reflect increase or decrease of the number of outstanding PubCo Ordinary Shares. At the closing of the Business Combination, each NewGenIvf ordinary shares then issued and outstanding shall be cancelled and automatically converted into the right to receive PubCo Class A ordinary shares pursuant to the terms of the Merger Agreement.

Upon the closing of the Business Combination, PubCo board of directors will consist of seven (7) directors, three (3) of whom will be executive directors designated by NewGenIvf prior to the closing and four (4) of whom will be designated by NewGenIvf to serve as independent directors in accordance with Nasdaq’s listing standards. See “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

After the consummation of the Business Combination, PubCo will be a “foreign private issuer” under the U.S. securities laws and the rules of Nasdaq. For more information about the foreign private issuer, please see “Directors and Executive Officers of the Combined Company after the Business Combination — Foreign Private Issuer Status.”

After the Business Combination, assuming there are no redemptions of shares and there is no exercise of warrants, ASCA’s current shareholders will own approximately 55.0% of the issued share capital of PubCo (such that public shareholders will own approximately 38.9% of the Combined Company), Chardan, ASCA’s Sponsor, current directors, officers and affiliates will own approximately 16.1% of the issued share capital of PubCo, and NewGenIvf shareholders will own approximately 45.0% of the issued share capital of PubCo.

Assuming Proposal 4 is not approved and the maximum redemption by public holders of 2,760,238 ASCA’s outstanding ordinary shares which is derived so that there is a minimum net tangible assets of $5,000,001, after giving effect to the payments to redeeming shareholders, ASCA’s current shareholders will own approximately 40.1% of the issued share capital of PubCo (such that public shareholders will own approximately 18.6% of the Combined Company), Chardan, ASCA’s Sponsor, current directors, officers and affiliates will own approximately 21.5% of the issued share capital of PubCo, and NewGenIvf shareholders will own approximately 59.9% of the issued share capital of PubCo.

Assuming the maximum redemption by public holders of 3,627,695 ASCA’s outstanding ordinary shares, after giving effect to the payments to redeeming shareholders, the public shareholders will own approximately 9.2% of the issued capital of PubCo, Chardan, ASCA’s Sponsor, current ‘directors, officers and affiliates will own approximately 24.0% of the issued share capital of PubCo and NewGenIvf shareholders will own approximately 66.8% of the issued share capital of PubCo.

Assuming the Reincorporation Merger Proposal and the Business Combination Proposal are approved, ASCA expects to close the Business Combination by [•], 2023.

Representations and Warranties

In the Merger Agreement, NewGen, together with its subsidiaries are referred to as the “Company Group”, and the Principal Shareholders, jointly and severally, make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate existence and power of NewGen and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and additional agreements thereto; (d) absence of conflicts; (e) capital structure; (f) accuracy of charter documents and corporate records; (g) accuracy of the list of all assumed or “doing business as” names used by the Company Group; (h) accuracy of the list of each subsidiary of NewGen; (i) required consents and approvals; (j) financial information; (k) accuracy, completeness and authenticity of contracts, documents and other papers; (l) absence of certain changes or events; (m) title to assets and properties; (n) material litigations; (o) material contracts; (p) licenses and permits; (q) compliance with laws; (r) ownership of intellectual property; (s) customers and suppliers; (t) accounts receivable and payable and loans; (u) no pre-payments received except in the ordinary of course of business; (v) employment and labor matters; (w) withholding of obligations of the Company Group applicable to its employees; (x) real property; (y) taxes matters; (z) environmental matters; (aa) finders fees; (bb) powers of attorney and suretyships; (cc) directors and officers; (dd) no unlawful payment; (ee) compliance with anti-money laundering laws; (ff) that NewGen is not an investment company; and (gg) other customary representations and warranties.

ASCA, Purchaser and Merger Sub (collectively, the “Purchaser Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate existence and power; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the Merger Agreement and additional agreements thereto; (d) finders fees; (e) absence of conflicts; (f) issuance of closing payment shares; (g) capital structure; (h) information supplied by the Purchaser Parties; (i) trust account; (j) Nasdaq Stock Market listing; (k) board approval; (l) SEC filing requirements and financial statements; (m) litigation; (n) compliance with laws; (o) that ASCA is not an investment company; and (p) tax matters.

Conduct Prior to Closing; Covenants Pending Closing

Each of the Company Group and the Purchaser Parties has agreed prior to the closing of the transaction contemplated by the Merger Agreement, to, and cause its subsidiaries to, (a) conduct its respective business in the ordinary course, consistent with past practices, (b) not enter into any material transactions without the prior written consent of the other party, (c) use its commercially reasonable efforts to preserve intact its respective assets, keep available the services of its respective current officers and key employees and maintain in all material respects the current relationships with its respective suppliers, customers and other third parties, and (d) comply with all Laws applicable to it and its Subsidiaries and their respective businesses, assets and employees in all material respects. Each of the Company Group and ASCA also agreed not to take certain specified actions without the prior written consent of the other party (which shall not be unreasonably withheld) prior to the closing of the transactions contemplated. Each of the Company Group and the Purchaser Parties also agreed not to, directly or indirectly, take any action intended or designed to facilitate an Alternative Transaction as described in the Merger Agreement.

The Merger Agreement also contains covenants providing for:

•        The Company Group and Purchaser Parties providing access to their respective assets, offices, properties, facilities, personnel and books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

•        Each party promptly notifying the other party of certain events;

•        SEC filings and cooperation in making certain filings with the SEC;

•        NewGen delivering its audited financial statements by February 28, 2023;

•        Disbursement of funds in the trust account; and

•        Directors’ and officers’ indemnification and insurance.

Covenants

The Company Group makes covenants relating to, among other things: (a) reporting of taxes and compliance with laws; (b) obtaining third party consents; (c) delivery of annual and interim financial statements; (d) continued employment of certain employees; (e) cooperation in connection with financing agreements; (f) obtaining Company shareholder approval; and (g) an equity incentive plan.

Each party further makes covenants relating to, among other things: (a) using commercially reasonable efforts to consummate and implement the transactions contemplated by the Merger Agreement and additional agreements thereto; (b) tax matters; (c) settlement and reimbursement of expenses; (d) compliance with SPAC agreements; (e) that Purchaser shall prepare with the assistance and cooperation of the Company Group, and file with the SEC a registration statement and proxy statement; and (f) confidentiality.

Pursuant to the First Amendment to the Merger Agreement entered into on June 12, 2023, NewGenIvf agreed to provide non-interest bearing loans in an aggregate principal amount of up to $560,000 (the “Loan”) to ASCA to fund any amount that may be required in order to further extend the period of time available for ASCA to consummate a business combination and for ASCA’s working capital, payment of professional, administrative and operational fees and expenses, and other purposes as mutually agreed by ASCA and NewGenIvf. Such loans will only become repayable upon the closing of the Acquisition Merger. In addition, pursuant to the First Amendment, subject to receipt of at least $140,000 as part of the Loan from NewGenIvf, ASCA agreed to waive its termination rights and the right to receive any Break-up Fee due to NewGenIvf’s failure to deliver audited financial statements by no later than February 28, 2023.

Conditions to Closing

General Conditions

Consummation of the Merger Agreement and the transactions therein is conditioned on, among other things, (i) no provisions of any applicable law, and no order shall prohibit or prevent the consummation of the closing; (ii) there shall not be any action brought by a third party that is not an affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the closing; (iii) the Reincorporation Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions; (iv) the SEC shall have declared the registration statement effective, and no stop order suspending the effectiveness of the registration statement or any part thereof shall have been issued; (v) the Merger Agreement, each of the additional agreement as described in the Merger Agreement and the transactions contemplated hereby and thereby, shall have been duly authorized and approved respectively by the shareholders of NewGen and ASCA; and (vi) immediately after the closing, ASCA shall have in excess of $5,000,000 in net tangible assets.

Purchaser Parties’ Conditions to Closing

The obligations of Purchaser Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

•        The Company Group and the Principal Shareholders complying with all of the obligations under the Merger Agreement in all material respects;

•        The representations and warranties of the Company Group and the Principal Shareholders being true on and as of the date of the Merger Agreement and closing date of the transactions, other than as would not reasonably be expected to have a material adverse effect;

•        There having been no material adverse effect to the Company Group;

•        All Company Group Consents having been obtained;

•        The Company’s key personnel having executed employment agreements; and

•        The Purchaser Parties receiving legal opinions from counsels in Thailand, Cambodia and Kyrgyzstan;

NewGen’s Conditions to Closing

The obligations of NewGen to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•        Purchaser Parties complying with all of their obligations under the Merger Agreement in all material respects;

•        The representations and warranties of Purchaser Parties being true on and as of the date of the Merger Agreement and closing date of the transactions, other than as would not reasonably be expected to have a material adverse effect;

•        There having been no material adverse effect to Purchaser Parties;

•        The Purchaser Parties in material compliance with the reporting requirements under the applicable Securities Act and Exchange Act;

•        The Parent Shares Redemption (as defined in the Merger Agreement) shall have been completed in accordance with the terms hereof and the proxy statement;

•        The directors designated by the Company shall have been appointed to the board of directors of Purchaser, effective as of the effective time of the Acquisition Merger; and

•        ASCA remaining listed on Nasdaq and the additional listing application for the Closing Payment Shares (as defined in the Merger Agreement) having been approved for listing by Nasdaq.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to ASCA shareholders, by, subject to the provisions in the First Amendment:

•        the Purchaser Parties, if the audited financial statements of the Company for the years ended December 31, 2022 and 2021 have not been delivered by February 28, 2023;

•        the Company and the Purchaser Parties any time prior to the closing date upon mutual agreement;

•        the Purchaser Parties, if the Company and the Principal Shareholders have materially breached or failed to perform or comply with any representation, warranty, agreement or covenant contained in the Merger Agreement and such breach or failure to perform or comply has not been cured within (x) ten (10) business days following the date that the Company is notified in writing of such breach or failure to perform or comply or (y) a different date as mutually agreed by the Purchaser Parties and the Company; or

•        the Company, if the Purchaser Parties have materially breached or failed to perform or comply with any representation, warranty, agreement or covenant contained in the Merger Agreement and such breach or failure has not been cured within (x) ten (10) business days following the date that the Purchaser Parties are notified in writing of such breach or failure to perform or comply or (y) a different date as mutually agreed by the Purchaser Parties and the Company.

In the event that the Merger Agreement is terminated by the Purchaser Parties due to (i) the failure of the Company to deliver its audited financial statement by February 28, 2023 or (ii) any breach or failure by the Company or the Principal Shareholders which initially occurs on or prior to the date that is five (5) months after the initial filing of the preliminary Proxy Statement/Registration Statement with the SEC (the “Milestone Date”), the Company and the Principal Shareholders shall, on a joint and several basis, pay a break-up fee of $2,000,000 to ASCA and/or the Sponsor. Pursuant to the First Amendment, subject to receipt of at least $140,000 as part of the loan from NewGenIvf, ASCA agreed to waive its termination rights and the right to receive any Break-up Fee due to NewGenIvf’s failure to deliver audited financial statements by February 28, 2023.

In the event that the Merger Agreement is terminated by the Purchaser Parties due to any breach or failure by the Company or the Principal Shareholders which initially occurs after the Milestone Date, the Company and the Principal Shareholders shall, on a joint and several basis, pay a break-up fee of $1,000,000 to ASCA and/or the Sponsor.

Regulatory Approvals

The Reincorporation Merger, the Business Combination and the other transactions contemplated by the Merger Agreement are not subject to any additional U.S. federal or state regulatory requirements or approvals, or any regulatory requirements or approvals under the laws of the British Virgin Islands or the Cayman Islands, except for the registration by the Registrar of Companies in the Cayman Islands and the Registrar of Corporate Affairs in the British Virgin Islands of the Plans of Merger.

Certain Related Agreements

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, ASCA, Purchaser, the Company and certain shareholders of the Company (the “Supporting Shareholders”) entered into a voting and support agreement (the “Support Agreement”) pursuant to which such Supporting Shareholders have agreed, among other things, to vote in favor of the Acquisition Merger, the adoption of the Merger Agreement and any other matters necessary or reasonably requested by ASCA, Purchaser or the Company for consummation of the Acquisition Merger and the other transactions contemplated by the Merger Agreement.

In addition, the Supporting Shareholders have agreed not to sell, assign, encumber, pledge, hypothecate, dispose, loan or otherwise transfer the shares of the Company owned of record and beneficially by such Supporting Shareholders or over which such Supporting Shareholders have voting power, prior to the earlier to occur of (a) the closing of the Acquisition Merger, (b) the termination of the Merger Agreement, and (c) written agreement of the applicable Supporting Agreement and ASCA and Purchaser.

Additional Agreements to be Executed at Closing

The Merger Agreement provides that, upon consummation of the transactions, the parties will enter into the following additional agreements.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, Purchaser will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain shareholders of ASCA and NewGen with respect to the shares of Purchaser issued or issuable in connection with the Business Combination, which will become effective upon the consummation of the Business Combination.

Lock-up Agreement and Arrangements

In connection with the closing of the Business Combination, certain shareholders of NewGen will enter into a lock-up agreement (the “Lock-Up Agreement”) with Purchaser, pursuant to which such shareholders will agree, subject to certain customary exceptions, not to transfer, offer, sell, contract to sell, pledge or otherwise dispose of (i) any PubCo Ordinary Shares, any PubCo Ordinary Shares received or issuable upon settlement of restricted share units or the exercise of options or warrants to purchase any PubCo Ordinary Shares, or any securities convertible into or exercisable or exchangeable for any PubCo Ordinary Shares, in each case, held by, or beneficially owned by, such shareholders immediately after the Closing, for a period of one (1) year after the closing date and (ii) any Earnout Shares to the extent issued pursuant to the Merger Agreement, for a period of one (1) year after the issuance of such Earnout Shares.

Approximately twenty percent (20%) of the lock-up shares are subject to early release from lock-up if after the date that is six (6) months after the closing date (in the case of the lock-up shares other than the Earnout Shares) or the date of the issuance (in the case of the Earnout Shares), the VWAP of the PubCo Class A Ordinary Shares over any twenty (20) Trading Days within any thirty (30) Trading Day period is greater than or equal to $15.00 (as adjusted for share splits, share capitalization, subdivisions, reorganization, recapitalization and other similar arrangements.

Management

Effective as of the closing of the Business Combination, the Combined Company’s Board of Directors will have at least seven (7) directors, three (3) of which will be executive directors designated by the Company prior to the Closing and four (4) of which will be designated by the Company to serve as independent directors in accordance with Nasdaq’s listing standards and shall be reasonably acceptable to the Sponsor. Effective as of the closing of the Business Combination, all of the executive officers of ASCA immediately prior to the closing of the Business Combination shall resign and the individuals serving as executive officers of the Combined Company immediately after the closing of the Business Combination will be the same individuals (in the same offices) as those of NewGen immediately prior to the closing of the Business Combination. See “Directors and Executive Officers of the Combined Company after the Business Combination” for additional information.

Background of the Business Combination

ASCA is a blank check company incorporated on April 29, 2021 as a BVI business company with limited liability and incorporated for the purpose of effecting a merger, a share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more target businesses.

Prior to the consummation of the IPO on February 17, 2022, neither ASCA, nor anyone on its behalf, had contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with ASCA.

Affiliates of the Sponsor have previously sponsored and ASCA’s CEO, Mr. Claudius Tsang, has experience as the CEO and chairman of Model Performance Acquisition Corp, a special purpose acquisition company that consummated an initial public offering on April 12, 2021, entered into a merger agreement on August 6, 2021 and closed a business combination with MultiMetaVerse Holdings Limited on January 4, 2023.

Other affiliates of the Sponsor have previously sponsored a special purpose acquisition company, Blue Safari Group Acquisition Corp., which consummated an initial public offering on June 14, 2021, entered into a merger agreement on November 18, 2021 and closed a business combination with Bitdeer Technologies Group on April 13, 2023.

The following is a brief description of the background of ASCA’s search for and discussion with various potential target companies.

From the consummation date of ASCA’s IPO on February 17, 2022 through February 15, 2023, the execution date of the Merger Agreement with NewGenIvf, ASCA considered a total of over 20 potential target companies with the objective of consummating a business combination. ASCA’s representatives contacted and were contacted by a number of individuals and entities who offered to present ideas and opportunities for a business combination, including financial advisors and companies that have their operations in either the United States or Asia. ASCA compiled a list of potential targets and updated and supplemented such list from time to time. Such list was periodically shared with the ASCA Board.

During the search period, ASCA and its representatives:

•        Identified through introductions from advisors or intermediaries, through ASCA Sponsor, management and affiliate’s network and through reach outs from potential target companies, and evaluated approximately 20 potential target companies (other than NewGenIvf) across a range of sectors including but not limited to Energy, Biotech, Healthcare, Cloud Services, digital platform, FinTech, Telecommunication, IT infrastructure, Crypto and Blockchain;

•        ASCA’s representatives, management and/or the board engaged in discussions directly with the senior executives and/or representatives of approximately 20 alternative potential targets (other than NewGenIvf);

•        Among the companies it had evaluated, ASCA executed non-disclosure agreements with over 10 potential targets businesses or their representatives (other than NewGenIvf) in order to receive further detailed information about these potential targets; and

•        Among the potential targets, ASCA executed a letter of intent or entered into substantive negotiations and due diligence with four potential target businesses (including NewGenIvf).

From around February 17, 2022, ASCA’s management and board was introduced to various potential acquisition targets through ASCA management team’s network, the Sponsor, affiliates of the Sponsor, and other mutual acquaintances that might meet the ASCA management team’s preliminary target selection criteria. ASCA’s management and board reviewed, among others, the financial performance, management team, industry and a description of each potential candidate. In each stage of the process of narrowing potential target companies, ASCA’s CEO and Board considered a number and wide variety of factors, including, but not limited to (i) the size and growth of the relevant industry, (ii) competitive advantages, (iii) management and director team, (iv) the valuation requested, (v) whether the potential target had recurring revenue, (vi) likelihood of completing the business combination, and (vii) financial performance. In light of the number and wide variety of factors considered in connection with its evaluation, ASCA’s

CEO and Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that was considered in reaching their determination and supporting their decision. Following such initial review, ASCA’s CEO and Board selected preliminarily qualified candidates and continued with second stage review by conducting conference calls and collecting more detailed business information of the candidates.

From February 17, 2022 to May 17, 2022, and again after terminating the letter of intent with Company A on August 31, 2022 to November 22, 2022, ASCA held a number of internal meetings to discuss potential candidates. At each meeting, ASCA reviewed and discussed the qualifications of those candidates. In reviewing approximately 20 potential targets (excluding NewGenIvf) from time to time, and holding discussions with their respective management, ASCA focused on three other potential companies before ASCA identified NewGenIvf as a preferred acquisition target.

Company A:    On May 8, 2022, Company A, which is not affiliated with ASCA or any affiliated business entities, was referred to ASCA’s search team. Company A is a biotech company with a focus on cancer research, with operations in the United States and other jurisdictions. On May 13, 2022, after reviewing information of Company A and holding meetings with Company A’s management, ASCA’s management and board decided to proceed with Company A as a potential merger candidate. On May 17, 2022, ASCA entered into a letter of intent with Company A. From May 2022 through August 2022, ASCA’s representatives conducted financial and legal diligence and reviewed Company A’s financial information, management background and structure, business model, conducted a site visit including a visit to Company A’s office, and held meetings with Company A’s management. ASCA team had detailed negotiations regarding the merger agreement, lockup and ancillary terms. However, at the end of August 2022, ASCA decided not to proceed with Company A because the parties had come to an impasse regarding certain terms of the draft merger agreement.

Company B:    On May 18, 2021, Company B and a prior special purpose acquisition company sponsored by an affiliate of ASCA (“SPAC I”), were introduced to each other. SPAC I reviewed preliminary materials regarding Company B. The parties did not move forward with entering into a business combination as it became clear that Company B was not prepared to go public within the expected timeline of SPAC I for consummating its initial business combination.

In mid-September 2022, ASCA’s CEO and Company B’s management team met to discuss a potential business combination. Company B is a Software as a Service (SaaS) wealth management platform. On October 1, 2022, after having reviewing information about Company B and holding meeting with Company B’s management, ASCA’s management decided to proceed with Company B as a potential merger candidate and sent a draft term sheet for negotiation. On October 11, 2022, Company B granted data room access to the ASCA’s Board and management team. From October 2022 through November 2022, ASCA’s management team conducted financial and legal diligence on Company B and developed a general understanding of Company B’s financial information, management background and structure and business model. ASCA’s team had detailed negotiations regarding the letter of intent, earnouts and ancillary terms. However, at the end of November 2022, ASCA decided not to proceed with Company B because of complexities related to the deal structure from a tax perspective, certain matters related to a shareholder of Company B, among other considerations.

Company C:    On October 3, 2022, Company C, which is not affiliated with ASCA or any affiliated business entities, was referred to ASCA’s search team. Company C is an ESG friendly lithium cathode/anode and EV battery manufacturer with operations in North America. ASCA’s management team reviewed preliminary materials regarding Company C and requested additional due diligence materials from Company C. On October 11, 2022, Company C provided ASCA with additional due diligence materials and over the next few days, ASCA’s management team reviewed those material and developed a general understanding of Company C’s operations, business model, key metrics and investment highlights. ASCA’s management and board discussed a potential business combination with Company C. On October 17, 2022, ASCA’s management sent Company C due diligence questions together with a draft non-binding, non-exclusive letter of intent for a potential business combination. In November 2022, the parties mutually decided not to proceed with the business combination due to Company C’s management’s decision to postpone its U.S. listing plans.

In respect to other alternative potential targets, the reasons why discussions halted ranged from (1) a difference in valuation expectations, sometimes driven by a competitive sale side auction, (2) the ASCA management and board’s belief that the alternative potential target is less attractive than NewGenIvf with respect to factors such as competitive positioning, business prospects, market potential and potential to profit from easing COVID-19 restrictions, (3) geopolitical risks associated with the potential target’s business, (4) the stage of certain other potential target company’s business making such targets unsuitable to becoming publicly listed companies in the next 12 months, and (5) the potential counterparty pursued an alternative transaction or strategy.

Timeline of the Merger

On October 31, 2022, NewGenIvf was introduced to ASCA’s CEO by the management team of Seazen Resources Capital Group Limited, the parent company of a shareholder of the Sponsor. ASCA’s CEO discussed a potential business combination with NewGenIvf’s CEO on November 3, 2022 and requested additional preliminary materials regarding NewGenIvf.

On November 4, 2022, ASCA and NewGenIvf executed a non-disclosure agreement and NewGenIvf provided ASCA with additional materials introducing its business. On the same day NewGenIvf granted virtual data room access to the ASCA Board and management team and its representatives. From November 7, 2022 until the signing of the Merger Agreement, ASCA’s management team and its representatives reviewed those materials and had a general understanding of ASCA’s operations, business model, key metrics and investment highlights. ASCA requested further information to better understand NewGenIvf’s sales and marketing strategies, its IVF and surrogacy services, laboratories, revenue and business model, agents details, growth and customers, among others.

On November 7, 2022, NewGenIvf’s senior management and ASCA’s management team discussed NewGenIvf’s business model, growth, history, suppliers, management team background, as well as commercial and capital-raising plans. The parties also discussed a potential business combination with ASCA, and whether such transaction was compatible with ASCA’s timeline for completing a business combination.

From November 14, 2022 to November 22, 2022, ASCA’s CEO and other members of its support team (the “ASCA Team”) and NewGenIvf’s executive chairman/CEO and executive director/Chief Marketing Officer (the “NewGenIvf Management Team”) discussed certain proposed terms to be included in a draft non-binding letter of intent for a potential business combination between ASCA and NewGenIvf. Among the terms discussed, NewGenIvf’s CEO indicated that based on its own valuation model, the pre-money enterprise value of NewGenIvf was approximately $80 million. ASCA’s CEO believed that a reduced valuation would be beneficial to ASCA’s shareholders and proposed to reduce the pre-money enterprise value of NewGenIvf to be approximately $60 million, and align interests through a possible earnout, subject to additional due diligence and review of the valuation model by ASCA’s professional advisors.

On November 17, 2022, representatives of ASCA delivered to NewGenIvf’s CEO via email a draft non-binding letter of intent and term sheet (the “LOI”) for NewGenIvf to consider. The LOI set forth the terms of a potential business combination transaction between ASCA and NewGenIvf.

Between November 17, 2022 and November 22, 2022, the NewGenIvf Management Team and the ASCA Team held negotiations regarding the terms in the LOI. Terms negotiated included alignment of interests through the release of lock-up shares. The NewGenIVF Management Team requested to release 20% of their shares from lock-up six months after the close of the business combination to align with the Sponsor’s lock-up period. However, the ASCA Team expressed their belief that NewGenIvf’s major shareholders should remain locked up for a full year since they will be leading the company. After further discussion, the parties came to an agreement that to align interests of NewGenIvf’s major shareholders with those of the other shareholders of the combined company, 20% of the locked up shares would be released prior to one year if the share price reaches $15.00 for a specified period.

NewGenIvf’s Management Team requested at least $15 million minimum in trust as a condition to closing the business combination. However, the ASCA Team insisted on removing any minimum cash at closing, to increase certainty of the business combination in light of the high redemption rates. The ASCA Team noted that this is a non-negotiable term, and NewGenIvf ultimately agreed to removing the minimum cash condition. As part of the negotiations, the parties discussed the amount, timing and milestones for the earn-out structure. The ASCA Team proposed that the milestone be achieved within six months of closing, while the NewGenIvf Management Team suggested a timeframe of 18 months from closing to allow for growth to be reflected in the financial statements. The NewGenIvf Management Team sought an earn-out of 50% in the event that the share price reaches $15.00 for a specified period, as this would reflect an increase in the company’s value by 50% compared to the consideration stipulated in the merger agreement. The ASCA Team negotiated to reduce the earn-out shares to 40% and insisted on having two separate milestones due to concerns that the share price increases could be driven by market factors rather than company fundamentals. After further negotiations, the parties agreed to have two earn-out milestones, wherein NewGenIvf would receive 20% earn-out shares for reaching each of the stipulated milestones, for an aggregate of 40% in the event that both milestones are satisfied. The parties only considered a structure pursuant to which ASCA would acquire 100% of the outstanding equity and equity equivalents of NewGenIvf, as the parties believed that this was an effective way to align interests and demonstrate that the shareholders of NewGenIvf are invested its future development.

On November 22, 2022, representatives of ASCA provided NewGenIvf’s CEO with a revised draft of the LOI. The revised draft of the LOI modified terms of the previous draft by reflecting the terms negotiated between the parties including, among other changes, (i) a valuation range of NewGenIvf between $60 million and $100 million subject to due diligence findings and an independent fairness opinion; (ii) a one year lock-up following the consummation of the Business Combination (for certain majority shareholder, senior executives, officers or directors); (iii) no cash minimum requirement; and (iv) possible earnout provision subject to satisfaction of certain conditions. The LOI stated that all terms, including the valuation, were subject to ongoing due diligence and the parties’ negotiation of definitive agreements relating to the proposed business combination. On November 22, 2022, ASCA and NewGenIvf signed the non-binding LOI.

On December 7, 2022, a meeting of ASCA’s Board was held via video conference. At the invitation of the board, representatives of ASCA’s management were in attendance. The board discussed the list of potential targets and agreed to continue discussions with NewGenIvf after taking into account numerous considerations including, but not limited to, NewGenIvf’s business nature, size of potential market, business story, valuation, strategy, and revenue.

From December 5, 2022 to February 15, 2023:

•        Advisors and counsel engaged by ASCA management, including DFDL (Cambodia) Co., Ltd. (in commercial cooperation with Sarin & Associates) and DFDL (Thailand) Limited (collectively, “DFDL”) (Cambodia and Thailand legal due diligence), Kalikova & Associates law firm (“Kalikova”) (Kyrgyzstan legal due diligence), IJW & Co., Ltd. (“IJW”) (fairness opinion), RSM Consulting (Hong Kong) Limited (“RSM”) (financial due diligence) and Royson Valuation Advisory Limited (“Royson”) (financial advisor), conducted valuation review, financial and legal diligence review on NewGenIvf, including but not limited to reviewing NewGenIvf’s corporate documents, compliance, operations, financial statements, forecasts, unaudited accounts, business plan, material contracts and other material agreements in the virtual data room, which covered key aspects of NewGenIvf’s business, financial and legal matters, including regulatory compliance, operations, management and material contracts.

•        The virtual data room was further supplemented by requests and responses for additional information. ASCA and its advisors submitted several rounds of follow-up due diligence questions and requests, held a series of due diligence video conference calls, virtual meetings with NewGenIvf’s team, including its CEO, Chief Marketing Officer, Chief Operating Officer, and lab technicians, to discuss and receive responses from NewGenIvf’s in the form of verbal and written answer and supporting documentation uploaded to the virtual data room. Due diligence meetings included discussions regarding NewGenIvf’s business, overall addressable market, the commercial viability of NewGenIvf’s business plan and certain revenue, operating and cost variables underlying the core businesses of NewGenIvf, the technologies applied and licenses owned by NewGenIvf as well as competitors analysis. Other topics discussed include updates on progress, the plan for continued due diligence, valuation and structure, discussion regarding legal, business and financial due diligence findings, negotiation of terms of the merger agreement and discussed action plan and proposed timeline for a potential business combination. Each legal counsel delivered its respective diligence report to ASCA in mid-February 2023.

•        ASCA’s representatives Royson and IJW reviewed valuation related documents in the virtual data room, as further supplemented by information request lists, and attended multiple due diligence meetings with NewGenIvf over video conferences. On December 16, 2022, Royson assisted ASCA’s Board and prepared a draft of a model of the Company based on assumptions discussed with the NewGenIvf Management Team. The ASCA Team further hosted meetings with Royson and the NewGenIvf Management Team and discussed assumptions, track record, and thereafter further updated the model. IJW further reviewed the final draft of the model and provided relevant analysis and comments. For details of the model reviewed by IJW, see “Operational Projections and Assumptions”. The parties also discussed certain important assumptions that could materially affect future performance, acquisition and retention of clients, including but not limited to changes in regulations, level of customer service, changes to travel restrictions, additional incentives for sales team, and other growth strategies.

On January 4, 2023, January 18, 2023 and February 6, 2023, the members of ASCA Board, the ASCA Team or ASCA’s representatives conducted due diligence of NewGenIvf’s physical facilities in Thailand, Cambodia, and Kyrgyzstan and met and interviewed senior members of the local facilities. The focus of the discussions was matters relating to NewGenIvf’s operations at each site.

On January 9, 2023, a version of the model that used market data as of November 30, 2022 and that incorporated assumptions and inputs provided by NewGenIvf was circulated to ASCA. The preliminary valuation based on this model was approximately $62.7 million.

On the same day, the ASCA Team and NewGenIvf Management Team discussed the current market environment with NewGenIvf’s management team, including, among others, the ongoing effects of COVID-19 on reduced travel and the subsequent impact on the number of fertility tourists, the high redemption rates of SPAC business combinations, and the potential dampening effect of rising interest rates on economic growth. The parties discussed the potential effect on NewGenIvf’s valuation, resulting in an adjustment to the assumptions used in the model.

Subsequent to the meeting on January 9, 2023, Royson, ASCA’s CEO, and the ASCA support team engaged in multiple discussions with NewGenIvf’s CEO and other members of its management, including its chief operating officer and chief marketing officer. While ASCA’s management acknowledged the potential for growth and demand in the fertility industry, it preferred to adopt more conservative assumptions that did not give disproportionate weight to revenue growth from NewGenIvf’s new development strategies. Consequently, at the request of ASCA’s team, the model was revised to be more conservative, leading to a reduction in the projected gross profit margin from approximately 32% to approximately 26% in 2023 and from approximately 38% to 31% in 2024. Moreover, the final version of the model incorporated market data from December 2022, as opposed to the November 2022 data used in the initial version.

Based on the updated model, the parties determined that the valuation should be adjusted to approximately $50 million, subject to review by an independent valuation firm and issuance of a fairness opinion. For further information regarding the valuation methodology, see “Selected Financial Analyses”. On January 14, 2023, IJW hosted a meeting with NewGenIvf’s CEO, Royson and ASCA representatives and discussed the model, assumptions and factors that would affect the valuation of NewGenIvf. Factors discussed included, among others, the effects of COVID-19 on fertility tourism, certain policies restricting travel, the company’s prospective growth plans, the marketing and sales strategy, as well as NewGenIvf’s competitive advantages, such as its access to the MicroSort technology. For additional information regarding the projections and assumptions, see “Operational Projections and Assumptions”.

On February 1, 2023, IJW provided ASCA with a draft of its fairness opinion.

Beginning on January 9, 2023, the ASCA Team discussed with Haiwen & Partners (“Haiwen”) and Loeb & Loeb LLP (“Loeb”) certain key terms of the draft merger agreement, including representations and warranties, structure, earnout and termination provisions. On January 13, 2023, Haiwen circulated the draft of the merger agreement to NewGenIvf and Jun He Law Offices (“JunHe”), legal counsel to NewGenIvf, which was substantially in line with the LOI, with additional terms included that were not previously negotiated, such as inclusion of the principal shareholders as parties to the merger agreement, deadline for completion of audit, break fee of $4,000,000, outside closing date, and prohibition on NewGenIvf from entering into a change of control or alternative transaction within 18 months of the termination of the merger agreement. Subsequent to the initial circulation of the draft Merger Agreement, Haiwen, Loeb and JunHe exchanged drafts of the Merger Agreement and related ancillary documents, the most significant exchanges of which are summarized in more details below. In connection with the exchanges they also held a number of video-conferences and phone calls regarding the Merger Agreement and the other ancillary documents. In connection with these draft exchanges and discussions, Haiwen, JunHe and Loeb also had regular contact with their respective clients to keep them apprised of the status of the Merger Agreement and ancillary agreements and also solicited their feedback in connection with the negotiation of the documents.

On January 13, 2023, JunHe circulated comments to the draft merger agreement, requesting among other things, (i) removing the Principal Shareholders as parties to the agreement, (ii) adding a minimum closing cash condition, (iii) extending the $15.00 share price earn-out milestone time period to 24 months after closing, (iv) adding an exclusivity/no-shop clause, (v) removing the break fee and (vi) removing the no-alternative transaction clause. The parties thereafter held additional discussion and negotiation sessions, including a teleconference call with JunHe, the NewGenIvf Management Team, the ASCA Team and Haiwen on January 26, 2023. The results of the discussions were reflected in the version of the draft merger agreement circulated on February 2, 2023. The draft merger agreement reflected (i) reinstatement of the Principal Shareholders as parties to the merger agreement due to their significant shareholding, (ii) removal of the minimum cash condition, as agreed during the LOI negotiations, (iii) extended the $15.00 share price earn-out milestone time period to 18 months as opposed to 24 months, and (iv) reinstatement of the break-up fee, at a reduced fee of $2,000,000.

The parties thereafter held additional discussions and negotiations, including a meeting on February 2, 2023 by teleconference wherein Haiwen, the NewGenIvf Management team, Junhe and the ASCA Team were in attendance. The parties discussed, among others, the termination date, the date that the audit report of NewGenIvf was to be completed, the length of any restrictions on alternative transactions, and an additional reduction of the breakup fee. On February 4, 2023, Haiwen circulated a updated draft merger agreement reflecting the discussions, such as (i) removal of the outside closing date in exchange for a reduced break-up fee of $1,000,000 after the stipulated milestone date, (ii) reducing the period prohibiting alternative transactions from 18 to 12 months, and (iii) setting the deadline for the target to provide financials to February 28, 2023. The parties thereafter continued to hold additional discussions and negotiations, including regarding the lockup agreement. Haiwen circulated a draft lockup agreement on February 7, 2023 reflecting the terms stipulated in the LOI. On February 9, 2023, JunHe circulated comments on the draft lockup agreement, requesting release in the event of a change in control and removal of specific performance as a remedy. On February 13, 2022, a discussion was attended by the ASCA Team, the NewGenIvf Management Team, JunHe and Haiwen, where outstanding points were finalized, including retaining specific performance as a remedy in the draft lockup agreement and inclusion for release from lockup in the event of a change in control.

On February 7, 2023, a meeting of ASCA Board was held. ASCA’s CEO and member of his support team attended the meeting and presented key findings of diligence conducted by the management and ASCA’s advisors, including the legal due diligence findings, the financial due diligence findings and valuation, as well as the status of various work streams related to the proposed business combination. An IJW’s representatives also attended the meeting, and presented its experience in transactions and work completed in rendering fairness opinions, the general background of the IJW team and their valuation experience. The IJW’s representatives also presented its findings, summarized the work performed and answered the ASCA Board’s questions.

On February 13, 2023, upon review of the substantially complete draft of the Merger Agreement and related agreements, the ASCA’s Board adopted, among other things, resolutions (i) determining that the form, terms and conditions of the merger of the Merger Agreement, including all exhibits and schedules attached thereto and the transactions contemplated therein (including the Business Combination), were in the best interests of ASCA, (ii) adopting and approving the Merger Agreement and the transactions contemplated therein (including the Business Combination), (iii) recommending to ASCA’s shareholders that they approve and adopt the Merger Agreement and approve the Business Combination and the other proposals contemplated by the Board resolution, and (iv) determining that the foregoing be submitted for consideration by ASCA’s shareholders at a special meeting.

On February 15, 2023, IJW provided ASCA with the final draft of its fairness opinion. For further information regarding the valuation report, see “Fairness Opinion of ASCA’s Financial Advisor.”

On February 15, 2023, the parties entered into the Merger Agreement and certain ancillary agreements. The Merger Agreement differed from the LOI in a number of aspects, including but not limited to (i) a reduced valuation of $50,000,000, (ii) inclusion of the principal shareholders as parties to the Merger Agreement, (iii) reduced time periods for NewGenIvf to achieve the targets stipulated for the earn out shares, and (iv) a break-fee. On February 16, 2023, ASCA filed a Current Report on Form 8-K with a summary of certain key terms of the Business Combination and other ancillary agreements. On the same day, ASCA issued a press release announcing the execution of the definitive Merger Agreement.

On June 12, 2023, the parties to the Merger Agreement entered into the First Amendment to the Merger Agreement, pursuant to which NewGenIvf agreed to provide non-interest bearing loans in an aggregate principal amount of up to $560,000 (the “Loan”) to ASCA to fund any amount that may be required in order to further extend the period of time available for ASCA to consummate a business combination and for ASCA’s working capital, payment of professional, administrative and operational fees and expenses, and other purposes as mutually agreed by ASCA and NewGenIvf. Such loans will only become repayable upon the closing of the Acquisition

Merger. In addition, pursuant to the First Amendment, subject to receipt of at least $140,000 as part of the Loan from NewGenIvf, ASCA agreed to waive its termination rights and the right to receive any Break-up Fee due to NewGenIvf’s failure to deliver audited financial statements by no later than February 28, 2023.

Fairness Opinion of ASCA’s Financial Advisor

IJW delivered a written opinion, dated February 15, 2023 (the “Fairness Opinion”), addressed to the ASCA’s Board to the effect that, as of the date of the opinion and based upon and subject to the assumptions, conditions and limitations set forth in the opinion, the consideration to be paid by ASCA in the Business Combination pursuant to the term of the transaction, was fair, from a financial point of view, to the shareholders of ASCA.

The full text of IJW’s written opinion, dated February 15, 2023, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion (which are also summarized herein), is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. IJW’s opinion was provided for the use and benefit of the ASCA Board (solely in its capacity as such and not in any other capacity) in its evaluation of the Business Combination (and, in its engagement letter, IJW provided its consent to the inclusion of the text of its opinion as part of this proxy statement/prospectus). IJW’s opinion is limited solely to the fairness, from a financial point of view, of the consideration to be paid by ASCA in the Business Combination and does not address ASCA’s underlying business decision to effect the Business Combination or the relative merits of the Business Combination as compared to any alternative business strategies or transactions that might be available to ASCA. IJW’s fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the Sponsor or its affiliates. IJW’s opinion does not constitute a recommendation as to how any shareholder of ASCA should vote or act with respect to the Business Combination or any other matter.

In arriving at its opinion, IJW, among other things:

•        reviewed selected unaudited financial information of NewGenIvf;

•        reviewed certain non-financial information provided by the Company’s management;

•        reviewed certain historical internal financial analyses furnished by the Company’s management;

•        reviewed projected financial information provided by the Company’s management;

•        reviewed information relating to the industry in which NewGenIvf operates;

•        conducted discussions with members of management and representatives of ASCA and NewGenIvf concerning the information described in the foregoing, as well as the business and prospects of NewGenIvf generally;

•        reviewed publicly available financial and stock market data of certain other companies in lines of business of NewGenIvf that IJW deemed relevant;

•        reviewed the substantially finalized Merger Agreement;

•        reviewed ASCA’s and NewGenIvf’s capital structure, both pre-Business Combination and post-Business Combination; and

•        conducted such other studies and analyses and took into account such other information as IJW deemed appropriate.

In connection with its review, IJW, with the consent of the ASCA Board, relied on the information supplied to, discussed with or reviewed by it for the purpose of its opinion being the best currently available estimates and judgment, good faith judgment on the competitive, operating and regulatory environment and risks, and that there are no material misstatements and/or omissions of information. IJW did not assume any responsibility for independent verification of, and did not independently verify, any such information. With the consent of the ASCA Board, IJW relied upon, without independent verification, the assessment of ASCA and its legal, tax, regulatory, and accounting advisors with respect to legal, tax, regulatory, and accounting matters. With the consent of the ASCA Board, IJW has reviewed financial information provided and the underlying assumptions for reasonableness, but expresses no opinion thereon. In addition, with the ASCA Board’s consent, IJW did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of NewGenIvf or ASCA, nor was IJW furnished with any such evaluation or appraisal.

In rendering its fairness opinion to the ASCA Board, IJW primarily conducted a Selected Public Companies Analysis. The following is a summary of the foregoing analysis conducted by IJW and presented to the ASCA Board.

Selected Public Companies Analysis.

IJW reviewed publicly available financial and stock market information of certain publicly traded companies that IJW deemed potentially comparable to the business activities of NewGenIvf. Based on its review, IJW considered the following three selected companies (the “Guideline Companies”) to be relevant, given their business and financial characteristics, for purposes of IJW’s analysis:

•        Jinxin Fertility Group Ltd.

•        Monash IVF Group Ltd.

•        Progeny Inc.

The Guideline Companies comprise of all companies identified that met the selection criteria, and no companies that met the selection criteria were excluded.

The valuation multiples for the Guideline Companies ranged from estimated 2023 Enterprise Value to EBIT multiples of 9.8 to 25.2 (with a median of 18.8 and an average of 17.9) and estimated 2024 Enterprise Value to EBIT multiples of 8.8 to 19.9 (with a median of 15.6 and an average of 14.7). Comparing NewGenIvf to the Guideline Companies, IJW noted that NewGenIvf had comparatively lower revenue levels and EBIT margins that fell amid those reported by the Guideline Companies. Furthermore, taking into account that the Guideline Companies have enterprise values that are larger than NewGenIvf, IJW determined that it would be more appropriate to utilize the average multiples as opposed to median multiples, and to apply a 15% discount for lack of marketability.

Review of Projected Financial Information

IJW received projected financial information provided by the Company’s management for the 2023 to 2029 fiscal years, as well as the projected terminal value at the end of the projection period. However, due to the inherent uncertainty of the projections so far into the future, this projected financial information was not relied upon for arriving to the conclusion of the fairness opinion.

IJW also received certain non-financial information from NewGenIvf’s management, including but not limited to, information regarding the growth of the fertility market, as well as research regarding new policies and developments, such as China’s three-child policy.

IJW’s opinion did not address ASCA’s underlying business decision to effect the Business Combination or the relative merits of the Business Combination as compared to any alternative business strategies or transactions that might be available to ASCA and did not address any legal, regulatory, tax, or accounting matters. IJW was not asked, nor did it offer, any opinion as to any terms of the Merger Agreement or any aspect or implication of the Business Combination, except for the fairness of the consideration from a financial point of view to ASCA. IJW expressed no opinion as to what the value of the ordinary shares or any other securities of NewGenIvf actually will be when issued pursuant to the Business Combination or the prices at which such ordinary shares or any other securities of NewGenIvf may trade at any time. IJW did not express any opinion as to fair value or the solvency of NewGenIvf or ASCA following the closing of the Business Combination. In rendering its opinion, IJW assumed, with the ASCA Board’s consent, that the final executed form of the Merger Agreement and any related amendments would not differ in any material respect from the draft that it reviewed, that the Business Combination would be consummated in accordance with its terms without any waiver or modification that could be material to IJW’s analysis, and that the parties to the Merger Agreement will comply with all the material terms thereof. IJW also was not requested to, and did not, participate in the structuring or negotiation of the Business Combination. Except as described in this summary, the ASCA Board imposed no other instructions or limitations on IJW with respect to the investigations made or procedures followed by IJW in rendering its opinion.

IJW’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to IJW as of, the date of its opinion, and IJW assumed no responsibility to update the opinion for developments after the date thereof.

IJW’s opinion did not address the fairness of the Business Combination or any aspect or implication of the Business Combination to, or any other consideration of or relating to, the holders of any creditors or other non-shareholder constituencies of ASCA or to NewGenIvf. In addition, IJW did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Business Combination, or any class of such persons, relative to the consideration or otherwise. IJW’s fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the Sponsor or its affiliates.

The above summary of the analyses is not a complete description of IJW’s opinion or the analyses underlying, and factors considered in connection with, IJW’s opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. In arriving at its fairness determination, IJW considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, IJW made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

The consideration was determined through arms’ length negotiations between ASCA and NewGenIvf and was approved by the ASCA Board. IJW did not recommend any specific consideration to ASCA or the ASCA Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Business Combination.

IJW was engaged by ASCA to provide its independent opinion as to the fairness, from a financial point of view, to ASCA of the consideration. The terms of its engagement by ASCA were under the engagement letter between IJW and ASCA, dated as of January 18, 2023 (the “IJW Engagement Letter”). IJW will receive a fee for its services based on the time incurred for providing such services with a maximum of $120,000. All time incurred in relation to the Fairness Opinion shall be invoiced on a monthly basis and become immediately due and payable upon the submission of the invoice. No part of IJW’s fee is conditioned upon the conclusion expressed in its opinion or contingent upon the closing of the Business Combination. ASCA has also agreed pursuant to the IJW Engagement Letter to reimburse IJW for certain expenses IJW has incurred in performing services contemplated thereunder, and to indemnify IJW for certain liabilities, including liabilities under any statute or common law, arising out of its engagement.

IJW may provide investment banking and other services to affiliates of ASCA and in the future may provide services to such persons and may receive compensation for such services. Except for financial advisory services rendered by IJW to affiliates of ASCA in connection with a prior business combination for which IJW charged a fee of approximately US$120,000, neither IJW nor any of its affiliates or unaffiliated representatives has performed any services for NewGenIvf, ASCA or their respective affiliates in the past three years prior to the date of the Fairness Opinion.

The ASCA Board selected IJW as its financial advisor in connection with the Business Combination because IJW has substantial experience in similar transactions and possess significant valuation experience in the healthcare sector. IJW is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Certain Projected Information of NewGenIvf

NewGenIvf does not, as a matter of general practice, publicly disclose forecasts or internal projections of its future performance, revenue, financial condition or other results. In connection with its consideration of the potential Business Combination, NewGenIvf provided ASCA with its internally-prepared operational and financial projections for each of the years in the two-year period ending December 31, 2024. The projections were prepared solely for internal use and not with a view toward public disclosure or the published guidelines of the American Institute of Certified Public Accountants regarding the preparation and presentation of prospective financial projections. ASCA did not prescribe or relay any instructions, guidelines, parameters, inputs, assumptions or other directions to NewGenIvf’s management with respect to the projections included in this proxy statement/prospectus. These projections should not be viewed as public guidance.

The projections included in this proxy statement/prospectus are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information, including in making a decision regarding the Business Combination. The projections and the assumptions underlying them reflect the opinion of NewGenIvf’s management, based on NewGenIvf’s business plans at the time the projections were prepared, which was in December 2022 to January 2023, taking into account the risks and uncertainties of NewGenIvf’s business, but there can be no assurance that these projections will be realized or that actual results will not be significantly higher or lower than projected. The projections and underlying assumptions do not take into account any circumstances or events occurring after the date they were prepared. While NewGenIvf believes that the forecasts were reasonable when they were originally prepared, with the passage of time, additional events may transpire which could affect the reasonableness of the basis of the projections.

NewGenIvf has not made any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the projections to anyone, including ASCA. The inclusion of projections in this proxy statement/prospectus should not be regarded as an indication that ASCA, ASCA Board, or their respective affiliates, advisors or other representatives considered, or now consider, such projections necessarily to be predictive of actual future results. The projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information in making a decision regarding the Business Combination, as the projections may be materially different than actual results. NewGenIvf and/or the Combined Company will not refer back to the projections in its future periodic reports filed under the Exchange Act.

None of ASCA, NewGenIvf or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in the following analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. Accordingly, the assumptions and estimates used in, and the results derived from, the below analysis are inherently subject to substantial uncertainty. The following quantitative information, to the extent that it is based on market data, is not necessarily indicative of current market conditions.

The financial projections included in this proxy statement/prospectus have been prepared by, and are the responsibility of, NewGenIvf’s management. Neither Marcum Asia nor WWC or any other independent accountant has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the financial projections contained herein and accordingly, neither Marcum Asia nor WWC or any other independent accountant expresses any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial projections. The Marcum Asia report included in this proxy statement/prospectus relates to ASCA’s historical financial statements. WWC reports included in this proxy statement/prospectus relate to NewGenIvf’s historical financial statements. Such reports do not extend to the financial projections and should not be read to do so.

Operational Projections and Assumptions

As part of ASCA’s due diligence process, ASCA requested that NewGenIvf provide its internally prepared forecasts and projections to ASCA management. No financial projections and assumptions were separately prepared by ASCA management, but ASCA’s management and advisors reviewed the projections and underlying assumptions provided by NewGenIvf. In the view of NewGenIvf’s management, the financial projections were prepared on a reasonable basis reflecting NewGenIvf management’s currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of NewGenIvf at the time. However, this information does not reflect statements of fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to rely on the prospective financial information.

While presented with numerical specificity, the projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to NewGenIvf’s business, all of which are difficult to predict and many of which are beyond NewGenIvf’s and ASCA’s control. The financial projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond NewGenIvf’s control. The various risks and uncertainties include those set forth below and elsewhere in this proxy statement/prospectus, including but not limited to the “Risk

Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NewGenIvf” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively. As a result, there can be no assurance that the projected results will be realized or that the actual results will not be significantly higher or lower than the projected results. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience, events and business developments. The inclusion of financial projections should not be regarded as an indication that ASCA or NewGenIvf, their respective boards of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination. Furthermore, the financial projections do not purport to be a complete description of the financial analyses performed or factors considered. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results. The combined entity will not refer back to the financial projections in future periodic reports filed under the Exchange Act.

The fertility and artificial reproductive services industry is highly competitive and unpredictable, and NewGenIvf’s business and operating results heavily rely on, among others, market acceptance of use of fertility related technologies, public perception and acceptance of surrogacy, reputation of the clinic’s brand, doctors and specialists, regulations and cross border travel by fertility tourists. NewGenIvf’s business and revenue depends on international fertility tourism industry. Any developments that reduce the number of fertility tourists have the potential to significantly impact NewGenIvf’s financials. As an example, the COVID-19 pandemic caused many countries to close their borders and a significant reduction in cross-border travel, particularly in Asia. The future of fertility tourism is highly uncertain and subject to various factors that could negatively affect the industry, and as a result, NewGenIvf may not be able to achieve its projected results.

NewGenIvf’s business is subject to complex and evolving laws, regulations and governmental policies in Thailand, Cambodia, Kyrgyz Republic and other countries and regions that are home to NewGenIvf’s patients, which have significant impact on NewGenIvf’s actual financial results and performance and are beyond NewGenIvf’s control. New laws, regulations and governmental policies may be adopted from time to time by the Thailand, Cambodia, Kyrgyz Republic, People’s Republic of China, India, Australia, or other authorities to address issues that come to the authorities’ attention, which may require NewGenIvf to obtain new license and permits, or take certain actions that may adversely affect its business operations. Complying with new laws and regulations could cause NewGenIvf to incur substantial costs or require NewGenIvf to change its business practices in a manner materially adverse to its actual financial performance and results, which could be materially different from those results under the scenarios covered by the financial projections.

Neither NewGenIvf’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The financial projections were prepared by NewGenIvf as of December 31, 2022 and do not take into account any circumstances or events occurring after December 31, 2022, the date they were prepared. Information provided by NewGenIvf does not constitute any representation, estimate or projection of any other party. The projected financial information included in this document has been prepared by, and is the responsibility of, NewGenIvf’s management.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR NEWGENIVF, ASCA AND NEWGENIVF UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by NEWGENIVF may not be comparable to similarly titled amounts used by other companies.

NewGenIvf does not provide a reconciliation of the forward looking non-GAAP financial measures to the comparable GAAP financial measures, including non-recurring and infrequent items that not indicative of NewGenIvf’s on-going operations. These items are uncertain, depend on various factors and could have a material impact on NewGenIvf’s GAAP results for the applicable period.

(Stated in US Dollars)	2023	2024
Revenue(1)	7,457,642	27,519,674
Cost of Revenue(2)	(5,488,365)	(19,047,202)
Gross Profit(3)	1,969,277	8,472,472
Selling & Marketing	(614,380)	(2,690,743)
General & Administrative(4)	(654,836)	(1,213,243)
Total Operating Expenses	(1,269,217)	(3,903,986)
Operating Income/EBIT(5)	700,061	4,568,486
EBIT attributable to the shareholders of the NewGenIvf(6)	686,537	4,361,018

____________

(1)      The projected revenue and cost of revenue have been prepared based on business operations. NewGenIvf derives revenue principally from provision of IVF treatment and surrogacy and ancillary services. In addition, due to a change in its agreements with customers, beginning in 2024, NewGenIvf expects that it will be able to recognize revenue when payment is received from customers, as opposed to when the contract has been fulfilled under the current terms. This change in contract terms is expected to result in an acceleration of revenue recognition in 2024 (although such change has not yet been confirmed by NewGenIvf’s auditor). For additional information regarding the assumptions underlying the projected revenue, see “Projection Assumptions and Estimates”.

(2)      All direct material costs, salaries of nurses and medical professionals and lab technicians, clinic costs and service fees paid to payment providers and surrogate mothers are recognized as cost of revenue when they are incurred.

(3)      The overall gross profit margin is expected to improve gradually from 26% in 2022 to 31% in 2024. NewGenIvf management believes that economies of scale can be achieved due to the non-incremental nature of certain fixed overhead expenditures, such as rent and salaries, despite an increase in revenue. Furthermore, NewGenIvf expects to benefit from cost savings after the COVID-19 pandemic, such as lowered shipping costs.

(4)      NewGenIvf management expects that the rate of increase in General and Administrative (G&A) costs will be lower than the rate of increase in revenue growth due to the presence of certain fixed costs such as rent and rates.

(5)      NewGenIvf defines EBIT as profit before interest and income tax provision. EBIT is not a financial measure prepared in accordance with GAAP and should not be considered a substitute for the net income prepared in accordance with GAAP.

(6)      EBIT attributable to the shareholders of NewGenIvf reflects ownership based on NewGenIvf’s corporate structure. See “Business — Group Structure”.

Projection Assumptions and Estimates:

NewGenIvf has made numerous estimates and material assumptions with respect to, among other things, timing of revenue streams, regulations regarding assisted reproductive services and other fertility regulations, pace of new client acquisition, market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of NewGenIvf, ASCA, or any other parties to the Business Combination.

None of NewGenIvf or ASCA, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values. In addition, analyses relating to the value of NewGenIvf do not purport to be appraisals or reflect the prices at which NewGenIvf shares may actually be valued. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. The projections and valuations are based on information as of December 31, 2022, and is not necessarily indicative of current or future market conditions.

•        NEWGENIVF’s projected revenue is generated from the following two business lines:

•        IVF treatment services:    Thailand and Cambodia operations are the main contributors to IVF treatment income. NewGenIvf’s management estimates a double-digit growth rate in 2023 and a triple digit growth rate in 2024. Revenue is projected based on the number of new customers and the average revenue per customer. The average revenue per customer is kept consistent with management’s experience with historical revenue received per customer. The projected number of new customers is based on management’s prior experience with number of patients and IVF cycles in the period before the imposition of COVID-related travel restrictions, management’s growth strategies and additional factors detailed below. Based on NewGenIvf’s management numbers, in 2019 prior to the onset of the COVID-19 pandemic, NewGenIvf performed over 600 IVF cycles for its patients. Based on NewGenIvf’s projections, it is estimated that NewGenIvf will perform approximately 425 IVF cycles in 2023, with an anticipated increase to approximately 1,460 cycles in 2024. NewGenIvf management believes that it can capture the increasing demand for IVF treatments in the market.

•        Surrogacy and ancillary caring business:    Income from surrogacy and ancillary caring services is mainly projected based on the number of new customers and average revenue per customer. NewGenIvf management expects a double-digit growth rate in 2023 and a triple digit growth rate in 2024. The average revenue per customer is kept consistent with management’s experience with historical revenue received per customer. The projected number of new customers is based on management’s prior experience with number of clients in the period before the imposition of COVID-related travel restrictions, management’s growth strategies and additional factors detailed below. Based on NewGenIvf’s management numbers, in 2019 prior to the onset of the COVID-19 pandemic, NewGenIvf had approximately 130 surrogate clients. Based on NewGenIvf’s projections, it is estimated that NewGenIvf will also have approximately 130 surrogate clients in 2023 and approximately 420 surrogate clients in 2024.

Key factors driving the growth in revenue include numerous factors including the rising demand from fertility tourists, proposed amendment in Thailand to allow commercial surrogacy, the expected opening of the NewGenIvf new lab around 2024 and agreements with agents who will refer clients to NewGenIvf, thereby further driving revenue growth. Other factors considered by NewGenIvf management include the increase cross border clients, particularly from the People’s Public of China following the easing of travel restrictions resulting from the COVID-19 pandemic, as well as more favourable policies and incentives from the PRC authorities to boost fertility rates, such as the policy allowing up to three children per couple, which was formally implemented in August 2021. NewGenIvf management believes that these factors, combined with the crackdown on illegal fertility activities in China, will lead to an increase in Chinese citizens seeking fertility treatments overseas, contributed to rapid growth in 2024. Furthermore, the NewGenIvf management believes that recent developments in Ukraine may contribute to a shift in the fertility and surrogacy market to other regions. NewGenIvf management anticipates experiencing substantial growth in 2024 due to their belief that there is a time lag before recent developments translate into revenue that can be recognized.

•        Cost of revenue primarily consists of purchase and direct cost for IVF treatment service and surrogacy and ancillary caring services. NewGenIvf management estimates cost of revenue based on their management experience and historical experience of unit cost per IVF cycle and per surrogacy client, among others.

•        Selling and marketing expenses are primarily the marketing expense on social media. NewGenIVF management estimates the resources needed based on historical figures, growth and marketing needs, and business strategies, generally as a percentage of revenue.

•        General and administrative expenses includes rents, payroll, depreciation in operating lease ROU, staff salaries among others. NewGenIvf management estimates general and administrative expenses based on their historical experience of cost per head count, total headcount, rental needs, inflation, among others.

The operational and financial projections and assumptions are forward looking and reflect numerous estimates and assumptions, including, but not limited to, general business, economic, regulatory, market and financial conditions, as well as assumptions about competition, future industry performance and matters specific to NewGenIvf’s business, all of which are difficult to predict and many of which are beyond NewGenIvf’s and ASCA’s control. In developing the projected operational and financial information, numerous significant assumptions were made with respect to NewGenIvf’s business for the periods covered by the projections. Some of the significant assumptions on which NewGenIvf’s management based its forecasts include among other things, NewGenIvf’s assumptions regarding (i) the growth of assisted fertility services market and demand for fertility and surrogacy services (ii) the growth of the business, estimated based on corporate strategies and marketing efforts, (iii) the development of NewGenIvf’s new lab, (iv) assumptions regarding policies relating to birthrates in Asia (v) assumptions regarding reduction of travel restrictions and quarantine policies (vi) assumptions regarding lag time for clients after chances to travel policies, childbirth policies and regulatory updates (v) regulatory developments in Thailand, Kyrgyz Republic, Cambodia and other countries across Asia and home countries of NewGenIvf’s clients, (vii) estimated expenses.

THE PROJECTIONS ARE NOT INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS IN ORDER TO INDUCE ANY ASCA SHAREHOLDERS TO VOTE IN FAVOR OF OR AGAINST THE BUSINESS COMBINATION.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE PROJECTIONS FOR NEWGENIVF, ASCA AND NEWGENIVF UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Selected Financial Analyses

ASCA’s management, with the assistance of Royson Valuation Advisory Limited, primarily relied upon a comparable company analysis to assess the fair market value of a 100% non-controlling equity interest in the business enterprise of NewGenIvf Ltd as at December 31, 2022 (the “Appraisal Date”).

In the appraisal, fair market value is defined as the price a willing buyer would pay a willing seller in a transaction on the open market. Valuation is a complex process that involves the contemplation of many assumptions, considerations, and other factors, that may change between the signing of a definitive merger agreement and close of the Business Combination.

During the analysis, the ASCA management team, with the assistance of Royson, conducted, among others, the following processes and procedure:

1.      Collected and reviewed the relevant historical financial statements and other financial and operational information of NewGenIvf from the NewGenIvf management;

2.      Conducted interviews with the NewGenIvf management team in relation to NewGenIvf’s history, operations, and prospects of its business;

3.      Researched the general economic outlook and the outlook for the assisted reproductive fertility industry;

4.      Identified the comparable companies of NewGenIvf;

5.      Reviewed the underlying assumptions of the financial projections of NewGenIvf furnished to ASCA by the NewGenIvf management (the “Projection”).

The ASCA management, with assistance from Royson, have consulted, reviewed and relied on the following key information:

1.      Financial database empowered by Bloomberg;

2.      Relevant industry report and economic data;

3.      Unaudited historical financial and operational information of NewGenIvf; and

4.      The NewGenIvf Projections and the underlying assumptions

Valuation Method Adopted

Key factors that ASCA management considered when choosing a valuation approach include, among other criteria, business nature and stage of development of NewGenIvf, the quantity and quality of the information provided, access to available data, and supply of relevant market transactions.

The ASCA management primarily relied on the market approach to value the business value of NewGenIvf because there are some comparable publicly traded entities with financial and operating characteristics similar to that of NewGenIvf. The market approach is also a widely adopted method for valuing a non-controlling equity interest.

Selection of Comparable Companies

Although ASCA Management recognized that no company was identical in nature to NewGenIvf, ASCA management believes that three comparable companies (the “Comparable companies”) selected share certain characteristics that are similar to those of NewGenIvf. ASCA management selected comparable companies primarily based on the following criteria: (1) principally engaged in similar business (i.e., provision of assisted reproductive services); (2) listed on a reputable capital market for not less than 12 months from the appraisal date; and (3) with disclosure on their key performance and financial metrics such as forecasted EBIT for the year ending 2024 (“Forecasted EBIT 2024”). ASCA management’s selected companies and analysis of the results of such comparison was not purely quantitative, but rather necessarily involved many considerations, professional judgments and other factors that could affect the relative value of NewGenIvf.

A description of the Comparable Companies’ business is summarized below:

Comparable Companies		Principal Business	Market Capitalization as at the Appraisal Date*	Enterprise Value as at the Appraisal Date**	Forecasted EBIT 2024 as at the Appraisal Date*
1.	Monash IVF Group Ltd. (stock ticker: MVF.AU)	Monash IVF Group Ltd. is a fertility research and treatment center. The company researches and develops reproduction supportive medications.	A$372 million	A$376 million	A$43 million
2.	Jinxin Fertility Group Limited (stock ticker: 1951.HK)

Jinxin Fertility Group Limited provides assisted reproductive services. The company offers vitro fertilization services, embryo transfer services, management services, and other services. It also provides ancillary medical services.

			HK$18,147 million	HK$19,499 million	HK$982 million
3.	Progyny, Inc. (stock ticker: PGNY.US)

Progyny, Inc. operates as a fertility benefits management company in the United States with its headquarters in New York City. The company offers patients a benefits solution with education and guidance from a Patient Care Advocate and access to a network of fertility specialists. It also aims to reduce healthcare costs for employers through their operations.

			US$2,893 million	US$2,821 million	US$181 million

____________

*        Being the market capitalisation as at the Appraisal Date extracted from the Bloomberg terminal.

**      Enterprise value (“EV”) represents the sum of (1) market capitalization; (2) value of total debt (excluding operating lease activities; (3) value of preferred equity and non-controlling interest and less (4) value of cash and cash equivalents as at the Appraisal Date extracted from the Bloomberg terminal.

Market Multiples

The ASCA management team applied the multiples of the EV-to-Forecasted EBIT for 2024 of the Comparable Companies for this appraisal. ASCA management believes that it is a common and widely used valuation multiple to measure the value of a company, and due to its capital structure-neutral nature, this multiple can be used to directly compare companies with different levels of debt. ASCA management team also believes that it is useful for transnational comparisons because it ignores the distorting effects of individual countries taxation policies.

NewGenIvf management believes that the forecasted financial results for 2023 do not provide a fair reflection of the business prospects of NewGenIvf. This is due to NewGenIvf management’s belief that there is a delay before recent developments can materialize and be reflected and recognized as revenue. Therefore, NewGenIvf management believes that the forecasts for the year 2024 is more meaningful in determining its valuation.

Based on the available market figures sourced from Bloomberg, ASCA management, with the assistance of Royson, have arrived at the following ratios of the Comparable Companies:

	Average	Median	Low	High
EV-to-Forecasted EBIT for 2024	14.74	15.55	8.82	19.87

The indicated EV of NewGenIvf is the product of the EV-to-Forecasted EBIT for 2024 ratios of the Comparable Companies generated and its relevant financial and operational information. To derive the fair market value of the entire equity interest, the net debts and non-operating assets and liabilities were first deducted from the indicated EV and the result is subject to a discount for lack of marketability adjustment on the NewGenIvf shares.

Discount for Lack of Marketability

ASCA management acknowledges that the shares of NewGenIvf are not publicly traded and an active market for its shares does not exist. In view of the market range of marketability discount published in the Stout Restricted Stock Study Company Guide published by Stout Risins Ross LLC, the historical financial information and future growth prospect of NewGenIvf, the ASCA management team, with the assistance of Royson, believes that it is reasonable to apply a 15.00% discount to appraise the value of equity interest of a private entity like NewGenIvf.

Valuation Assumptions

ASCA management adopted a number of assumptions during its valuation of NewGenIvf. Major assumption adopted include, but are not limited to:

1.      There will be no major changes in the existing political, legal, fiscal and economic conditions in which NewGenIvf carries on its business;

2.      NewGenIvf is an ongoing business enterprise with management operating in a rational way with a goal of maximizing shareholder value;

3.      There will be no major changes in the current taxation law in the countries where NewGenIvf operates, that the rates of taxes payable will remain unchanged and that all applicable laws and regulations will be complied with;

4.      There will be no material changes in the industry in which NewGenIvf operates that would materially affect the revenues, profits, cash flows attributable to NewGenIvf;

5.      NewGenIvf and/or its partners has or will obtain the necessary licenses and approvals to provide its services;

6.      Exchange rates and interest rates will not differ materially from those presently prevailing;

7.      The availability of financing will not be a constraint on the forecasted growth of operations of NewGenIvf;

8.      NewGenIvf will successfully maintain its competitiveness and market share through optimizing the utilization of its resources and expanding its marketing network;

9.      NewGenIvf can keep abreast of the latest developments in the industry such that its competitiveness and profitability can be sustained;

10.    NewGenIvf will utilise and maintain its current operational, administrative and technical facilities to expand and increase its sales;

11.    NewGenIvf will be able to secure funds to repay its debts when they fall due;

12.    NewGenIvf will retain and have competent management, key personnel, and technical staff to support its ongoing operations;

13.    Industry trends and market conditions for related industries will not deviate materially from economic forecasts;

14.    NewGenIvf has no material unrecorded and/or contingent asset/liability as at the Appraisal Date; and

15.    The Projection has been prepared on a reasonable basis, reflecting estimates which have been arrived at after due and careful consideration by NewGenIvf management.

Determination of Value

Based upon the process and analysis outlined above and the appraisal method employed, ASCA management believes that the fair market value of the 100% non-controlling equity interest in NewGenIvf as at December 31, 2022 is approximately US Dollars fifty-four million and seven hundred thousand (US$54,700,000), based on the Forecasted EBIT 2024 attributable to the shareholders of NewGenIvf (US$4,361,018), multiplied by the average EV-to-Forecasted EBIT for 2024 (14.74 times), less a lack of marketability discount (15.0%).

Reasons for ASCA Board’s Approval of the Business Combination

ASCA was formed to complete a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more business entities. The ASCA Board sought to do so by using the networks and industry experience of the ASCA Board and ASCA management to identify and acquire one or more businesses.

In the opinion of the Board, ASCA’s management team, including its directors and officers, are qualified to evaluate the Business Combination with NewGenIvf. The ASCA Board and management collectively have extensive transactional experience. A detailed description of the experience of ASCA’s executive officers and directors is included in the section of this proxy statement/prospectus entitled “ASCA’s Directors and Executive Officers”.

In evaluating the transaction with NewGenIvf, the ASCA Board consulted with its legal counsel and accounting and other advisors and received a fairness opinion from IJW, as described above. In determining that the terms and conditions of the Merger Agreement and the transactions contemplated thereby are in ASCA’s best interests, the ASCA Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, the ASCA Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that the ASCA Board considered in reaching its determination and supporting its decision. The ASCA Board viewed its decision as being based on all of the information available and the factors presented to and considered by the ASCA Board. In addition, individual directors may have given different weight to different factors. The ASCA Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the following reasons. This explanation of ASCA’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.” When you consider the ASCA Board’s recommendation, you should be aware that ASCA’s directors may have interests in the Business Combination that may be different from, or in addition to, the interests of ASCA’s shareholders generally. See “— Interests of Certain Persons in the Business Combination.” for additional information.

In particular, the ASCA Board considered the following reasons or made the following determinations, as applicable:

•        Favorable prospects for future growth and financial performance.    Current information and forecast projections from NewGenIvf’s management regarding (i) NewGenIvf’s business, prospects, financial condition, operations, technology, services, management, competitive position, and strategic business goals and objectives; (ii) general economic, industry, regulatory, and financial market conditions; and (iii) opportunities and competitive factors within NewGenIvf’s industry.

•        Positioned to benefit from easing travel restriction.    NewGenIvf has historically served both domestic and cross border clients. Travel restrictions during the COVID-19 pandemic has reduced NewGenIvf’s cross border clients. Recent lift of travel restrictions in Asia is expected to contribute to an increase in NewGenIvf’s client base.

•        Benefit from offering broad-range of assisted reproductive services.    NewGenIvf offers a comprehensive range of fertility treatment services across multiple jurisdictions.

•        Attractive market with growth.    The ASCA Board believes that the fertility market will experience growing demand.

•        Management team with extensive experience in the assisted reproductive services industry.    NewGenIvf is led by a management team with extensive experience in the assisted reproductive services market. See “Directors and Executive Officers of the Combined Company after the Business Combination”.

•        Best available opportunity.    The ASCA Board determined, after a thorough review of other business combination opportunities reasonably available to ASCA, that the proposed Business Combination represents the best potential business combination for ASCA based upon the process utilized to evaluate and assess other potential acquisition targets, and the ASCA Board’s belief that such processes had not presented a better alternative.

•        Continued significant ownership by NewGenIvf.    The ASCA Board considered that NewGenIvf’s existing equity holders would be receiving a significant amount of the Combined Company’s shares in the proposed Business Combination and that NewGenIvf’s principal shareholders and key executives are “rolling over” their existing equity interests of NewGenIvf into equity interests in the Combined Company. The current NewGenIvf shareholders are expected to own approximately 45% of the outstanding the Combined Company’s shares, constituting approximately 45% of the voting power of the Combined Company’s shares, assuming none of ASCA’s public shareholders exercise their redemption rights in connection with the Business Combination.

•        Fairness opinion.    The ASCA Board considered the fairness opinion received by IJW, as described above.

•        Likelihood of closing the Business Combination.    The ASCA Board believes that an acquisition by ASCA has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws and without potential issues from any regulatory authorities.

•        Terms of the Merger Agreement are reasonable.    The ASCA Board believes that the terms of the Merger Agreement, including the representations, warranties, covenants and conditions to the parties’ respective obligations, are reasonable in light of the entire transaction.

The ASCA Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including but not limited to the following:

•        Business risk.    The risk that the future financial performance of NewGenIvf may not meet the projections provided by NewGenIvf due to factors in NewGenIvf’s control or out of NewGenIvf’s control, such as market acceptance of use of fertility related technologies, public perception and acceptance of surrogacy, cross-border travel by fertility tourists, NewGenIvf’s failure to attract and retain customers, to adapt to new businesses environment, to obtain sufficient capital, to maintain its competitive edge in the assisted reproductive services business, among others, and the risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Industry and regulatory risk.    The risk that the assisted reproductive market industry in which NewGenIvf operates is significantly impacted by the regulatory environment and/or significant adverse regulatory or policy developments.

•        Closing of the Business Combination may not occur.    The risks and costs to ASCA if the Business Combination is not completed, including the risk of diverting management focus and resources to other business combination opportunities, which could result in ASCA being unable to effect a business combination within the timeframe set forth under ASCA’s current charter, forcing ASCA to liquidate the trust account.

•        Current public shareholders exercising redemption rights.    The risk that some of ASCA’s current public shareholders would decide to exercise their redemption rights, thereby depleting the amount of cash available in the trust account.

•        Closing conditions of the Business Combination.    The fact that the Closing is conditioned on satisfying certain closing conditions, many of which are not within ASCA’s control.

•        ASCA shareholders not holding a majority position in the Combined Company.    The fact that ASCA shareholders will not hold a majority position in the Combined Company following the Business Combination, which may reduce the influence that ASCA’s current shareholders have on the Combined Company’s management.

•        Litigation related to the Business Combination.    The risk of potential litigation challenging the Business Combination, which could enjoin consummation of the Business Combination.

•        Transaction fees and expenses incurred by ASCA.    The substantial transaction fees and expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on ASCA’s cash reserves and operating results if the Business Combination is not completed.

•        Negative impact resulting from the announcement of the Business Combination.    The possible negative effect of the Business Combination and public announcement of the Business Combination of ASCA’s financial performance, operating results, and share price.

•        Other risks.    Other factors that the ASCA Board deemed relevant, including various other risks associated with the Business Combination, ASCA’s business, and NewGenIvf’s business as described under “Risk Factors.”

Satisfaction of 80% Test

After consideration of the factors identified and discussed in the section titled “The Business Combination Proposal — Reasons for ASCA Board’s Approval of the Business Combination,” the ASCA Board concluded that the Business Combination met the requirements disclosed in the IPO prospectus with respect to ASCA’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Merger Agreement.

Interests of Certain Persons in the Business Combination

Under British Virgin Islands law, directors and officers owe the following fiduciary duties:

•        duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        directors should not improperly fetter the exercise of future discretion;

•        duty to exercise powers fairly as between different classes of shareholders;

•        duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•        duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Each of ASCA’s directors and officers may have had and currently have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present acquisition opportunities to such entity. Accordingly, subject to his or her fiduciary duties under British Virgin Islands law, if any of ASCA’s officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will need to honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to ASCA if such entity rejects the opportunity. ASCA’s amended and restated memorandum and articles of association provides that, subject to his or her fiduciary duties under British Virgin Islands law, ASCA renounces its interest in any corporate opportunity offered to any officer or director unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one ASCA is permitted to complete on a reasonable basis. ASCA believes that the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in its amended and restated memorandum and articles of association did not impact its search for an acquisition target and that ASCA was not prevented from reviewing any opportunities as a result of such waiver. For a summary of the entities to which ASCA’s executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships, see “ASCA’s Directors and Executive Officers — Conflicts of Interest”.

ASCA is not prohibited from pursuing an initial business combination with a company that is affiliated with its Sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we would obtain an opinion from an independent investment banking firm or another independent firm or an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view. As Seazen Resource Capital Group Limited is the parent company of a shareholder of the Sponsor and NewGenIvf, ASCA obtained a fairness opinion from IJW. For further information related to the fairness opinion, see “Fairness Opinion of ASCA’s Financial Advisor”.

When you consider the recommendation of the Board in favor of adoption of the Business Combination and the related Proposals, you should keep in mind that the Sponsor (which is affiliated with certain of ASCA’s officers and directors) and ASCA’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a shareholder generally, including but not limited to the following:

•        The Sponsor and its affiliates will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. The Sponsor and its affiliates will retain 1,725,000 ordinary shares upon consummation of the Business Combination, representing ownership interest of approximately 23.1% in the combined company, assuming maximum redemption by our public shareholders and no exercise of our warrants. Such ordinary shares had an aggregate market value of approximately $[•] million, based on the closing price of the ASCA Class A ordinary shares of $[•] per share on Nasdaq on [•], 2023.

•        If an initial business combination with NewGenIvf or another business combination is not completed by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter), ASCA will be required to liquidate. In such event, 1,725,000 ASCA Class A ordinary shares and 1 ASCA Class B ordinary share held by the Sponsor, which were acquired by the Sponsor prior to the IPO for an aggregate purchase price of approximately $0.01 per share, or $25,000 in the aggregate, will be worthless because the Sponsor is not entitled to participate in any redemption or distribution from the Trust Account with respect to such securities. The Class B ordinary share will automatically be cancelled at the consummation of the Business Combination. The ASCA Class A ordinary shares had an aggregate market value of approximately $[•] million, based on the closing price of the ASCA Class A ordinary shares of $[•] per share on Nasdaq on [•], 2023. The Sponsor and ASCA’s officers and directors waived their redemption rights and liquidation rights in connection with the purchase of the founder shares and no other consideration was paid for such agreement.

•        If an initial business combination with NewGenIvf or another business combination is not completed by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter), ASCA will be required to liquidate. In such event, 3,145,000 private placement warrants purchased by the Sponsor for a purchase price of $1.00 per warrant, or $3,145,000 in the aggregate, in a private placement simultaneously with the closing of the IPO, will be worthless. At the consummation of the Business Combination, such warrants would have an aggregate market value of approximately $[•] million, based on the closing price of $[•] per warrant on Nasdaq on [•], 2023.

•        The exercise of ASCA’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interests.

•        The Sponsor may make loans from time to time to ASCA to fund certain capital requirements. On January 27, 2023 and March 13, 2023, ASCA issued to the Sponsor two unsecured promissory notes in the aggregate amount up to $500,000 per note. On June 12, 2023, ASCA issued to the Sponsor an unsecured promissory note in the aggregate amount up to $200,000. As of the date of this proxy statement/prospectus, $[•] in the aggregate were outstanding under these promissory notes. The principal amounts outstanding under these promissory notes will be payable promptly on demand and, in any event, no later than the date on which ASCA terminates or consummates an initial business combination. If the Business Combination is not consummated, these loans will be repaid only from funds available to ASCA outside of the Trust Account.

•        ASCA is unable to complete an initial business combination within the required time period, the Sponsor may be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by ASCA for services rendered or contracted for ASCA. If ASCA consummates an initial business combination, on the other hand, the combined company will be liable for all such claims.

•        The Sponsor and ASCA’s officers and directors and their affiliates are entitled to reimbursement of reasonable out-of-pocket expenses incurred by them in connection with certain activities on ASCA’s behalf, such as identifying and investigating possible business targets and business combinations. However, if the proposed Business Combination is not completed by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter), they will not have any claim against the Trust Acccount for reimbursement. Accordingly, ASCA may not be able to reimburse these expenses, and the Sponsor and ASCA’s officers and directors and their affiliates will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceeded the amount of its working capital if the Business Combination or another business combination is not completed within the allotted time period. As of the date of this proxy statement/prospectus, the Sponsor and ASCA’s officers and directors and their affiliates have not had any unpaid reimbursable expenses.

•        The Merger Agreement provides for the continued indemnification of ASCA’s current directors and officers and the continuation of directors and officers liability insurance after the Business Combination covering ASCA’s current directors and officers.

•        The Sponsor and its affiliates can earn a positive rate of return on their investment, even if other ASCA shareholders experience a negative rate of return in the combined company following the Business Combination. For example, if the share price of the Class A ordinary shares declined to $5.00 per share after the close of the business combination, ASCA’s public shareholders who purchased shares in the IPO, would have a loss of $5.00 per share, while ASCA’s Sponsor would have a gain of $[•] per share because it acquired the founder shares for a nominal amount.

In addition, our Sponsor or any of its affiliates may make additional investments in ASCA in connection with the initial business combination, although our Sponsor and its affiliates have no obligation or current intention to do so. If our Sponsor or any of its affiliates elects to make additional investments, such proposed investments could influence our Sponsor’s motivation to complete an initial business combination.

The foregoing personal and financial interests of the Sponsor as well as ASCA’s directors and executive officers may have influenced their motivation in identifying and selecting NewGenIvf as a business combination target, completing an initial business combination with NewGenIvf and influencing the operation of the business following the Business Combination. Moreover, the foregoing interests present a risk that the Sponsor will benefit from the completion of a business combination, including in a manner that may not be aligned with public shareholders. As such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public shareholders rather than liquidate. In considering the recommendations of the ASCA Board to vote for the proposals, its shareholders should consider these interests.

Appraisal Rights

ASCA shareholders have appraisal rights in connection with the Reincorporation Merger but do not have appraisal rights in connection with the Acquisition Merger. There are no appraisal rights with respect to ASCA Warrants and Rights. See “The Meeting — Appraisal Rights” for more information.

Total Class A Ordinary Shares Outstanding Upon Consummation of the Business Combination

It is anticipated that, upon the closing of the Business Combination, under the “no redemptions” scenario, ASCA’s public shareholders would retain an ownership interest of approximately 38.9% in the Combined Company, Chardan, ASCA’s Sponsor, officers, directors and other holders of founder shares would retain an ownership interest of approximately 16.1% in the Combined Company and the NewGenIvf shareholders would own approximately 45.0% of the Combined Company.

Under the “Proposal 4 not approved and maximum redemptions” scenario, ASCA’s public shareholders would retain an ownership interest of approximately 18.6% in the Combined Company, Chardan, the Sponsor, officers, directors and other holders of founder shares would retain an ownership interest of approximately 21.5% in the Combined Company and the NewGenIvf shareholders would own approximately 59.9% of the Combined Company.

Under the “maximum redemptions” scenario, the ASCA’s public shareholders would retain an ownership interest of approximately 9.2% in the Combined Company, Chardan, ASCA’s Sponsor, officers, directors and other holders of founder shares would retain an ownership interest of approximately 24.0% in the Combined Company and the NewGenIvf shareholders would own approximately 66.8% of the Combined Company.

The following summarizes the pro forma ownership of Class A ordinary shares following the Business Combination under both the “no redemptions”, “Proposal 4 not approved and maximum redemptions”, and “maximum redemptions” scenarios:

Equity Capitalization Summary	Scenario 1 Assuming No Redemptions		Scenario 2 Assuming Proposal 4 not Approved and Maximum Redemptions		Scenario 3 Assuming Maximum Redemptions
Initial Shareholders	1,725,000	15.5%	1,725,000	20.7%	1,725,000	23.1%
Public Shareholders	4,317,695	38.9%	1,557,457	18.6%	690,000	9.2%
NewGenIvf Shareholders	5,000,000	45.0%	5,000,000	59.9%	5,000,000	66.8%
Representative Shareholders	69,000	0.6%	69,000	0.8%	69,000	0.9%
Total Ordinary Shares	11,111,695	100.0%	8,351,457	100.0%	7,484,000	100.0%

Redemption Rights

Pursuant to our Existing Charter, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable), by (ii) the total number of then-outstanding public ASCA Class A ordinary shares. As of [•], 2023, this would amount to approximately $[•] per share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)     hold public shares; and

(ii)    prior to 5:00 p.m., Eastern Time, on [•], 2023, (a) submit a written request to Continental that ASCA redeem your public shares for cash and (b) deliver your public shares to Continental, physically or electronically through DTC.

If a holder exercises its redemption rights, then such holder will be exchanging his, her or its public shares for cash and will no longer own shares of the Combined Company. Such a holder will be entitled to receive cash for his, her or its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Continental in accordance with the procedures described herein. Please see “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Vote Required for Approval

Along with the approval of the Reincorporation Merger Proposal and the approval of the Nasdaq Proposal, approval of the Acquisition Merger Proposal is a condition to the consummation of the Business Combination. If the Acquisition Merger Proposal is not approved, the Business Combination will not take place.

Approval of the Acquisition Merger Proposal is also a condition to the Reincorporation Merger Proposal and the Nasdaq Proposal. If the Nasdaq Proposal is not approved, the Acquisition Merger Proposal will have no effect (even if approved by the requisite vote of our shareholders at the Meeting of any adjournment or postponement thereof) and the Business Combination will not occur.

The Acquisition Merger Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if holders of at least a majority of the issued and outstanding ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting vote “FOR” the Acquisition Merger Proposal.

Pursuant to the Letter Agreement, the Initial Shareholders, holding an aggregate of 1,725,000 ASCA Class A ordinary shares and 1 ASCA Class B ordinary share (or approximately 31.8% of the outstanding ASCA ordinary shares), and Chardan, holding 69,000 ASCA Class A ordinary shares, have agreed to vote their ordinary shares in favor of the Business Combination. As a result, only 916,847 Class A ordinary shares held by the public shareholders will need to be present in person, by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve the Acquisition Merger Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of ASCA Class A ordinary shares to constitute a quorum is present, no Class A ordinary shares held by the public shareholders will be required to vote in favor of the Acquisition Merger Proposal for it to be approved.

Board Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE ACQUISITION MERGER UNDER PROPOSAL NO. 2.

PROPOSAL NO. 3 — THE NASDAQ PROPOSAL

Overview

We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d). Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of Class A ordinary shares (or securities convertible into or exercisable for Class A ordinary shares); or (B) the number of Class A ordinary shares to be issued is or will be equal to or in excess of 20% of the number of Class A ordinary shares outstanding before the issuance of the share or securities. Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of Class A ordinary shares (or securities convertible into or exercisable for Class A ordinary shares) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the Class A ordinary shares for the five trading days immediately preceding the signing of the binding agreement, if the number of Class A ordinary shares (or securities convertible into or exercisable for Class A ordinary shares) to be issued equals to 20% or more of the Class A ordinary shares, or 20% or more of the voting power, outstanding before the issuance.

Pursuant to the Merger Agreement, we will issue to the NewGenIvf shareholders as consideration in the Business Combination 5,000,000 PubCo Class A ordinary shares in addition to certain earnout shares as described in the Merger Agreement. See “Proposal No. 2 — The Acquisition Merger Proposal — Treatment of NewGenIvf Securities; Merger Consideration.” Because the number of Class A ordinary shares we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of our outstanding Class A ordinary shares and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of ASCA, we are required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b) and potentially Nasdaq Listing Rule 5635(d).

Effect of Proposal on Current Shareholders

If the Nasdaq Proposal is adopted, ASCA would issue shares representing more than 20% of our outstanding Class A ordinary shares in connection with the Business Combination.

The issuance of such shares would result in significant dilution to the ASCA shareholders and would afford such shareholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of ASCA. If the Nasdaq Proposal is adopted, assuming that 5,000,000 PubCo Class A ordinary shares are issued to the shareholders of NewGenIvf as consideration in the Business Combination, we anticipate that the shareholders of NewGenIvf will hold 45% of our outstanding ordinary shares, and the current ASCA shareholders will hold 55% of our outstanding ordinary shares immediately following completion of the Business Combination. This percentage assumes that no Class A ordinary shares are redeemed in connection with the Business Combination, does not take into account any warrants or options to purchase our Class A ordinary shares that will be outstanding following the Business Combination or any equity awards that may be issued under our proposed Share Incentive Award following the Business Combination.

If the Nasdaq Proposal is not approved and we consummate the Business Combination on its current terms, ASCA would be in violation of Nasdaq Listing Rule 5635(a) and (b) and potentially Nasdaq Listing Rule 5635(d), which could result in the delisting of our securities from The Nasdaq Capital Market. If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage for the post-transaction company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

It is a condition to the obligations of ASCA and NewGenIvf to close the Business Combination that our Class A ordinary shares remain listed on The Nasdaq Capital Market. As a result, if the Nasdaq Proposal is not adopted, the Business Combination may not be completed unless this condition is waived.

Vote Required for Approval

This Proposal No. 3 will be approved and adopted only if holders of at least a majority of the issued and outstanding shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting vote “FOR” the Nasdaq Proposal.

The Nasdaq Proposal is conditioned on the approval of the Acquisition Merger Proposal. If the Acquisition Merger Proposal is not approved, the Nasdaq Proposal will have no effect even if approved by our shareholders. Because shareholder approval of this Proposal No. 3 is a condition to completion of the Business Combination under the Merger Agreement, if this Proposal No. 3 is not approved by our shareholders, the Business Combination will not occur.

Board Recommendation

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL UNDER PROPOSAL NO. 3.

PROPOSAL NO. 4 — THE CHARTER AMENDMENT PROPOSAL

Overview

In this proposal, we are asking our shareholders to approve a proposal (the “Charter Amendment Proposal”) to the Existing Charter to modify Regulation 24.5(c) (the “NTA Requirement”) by deleting the existing Regulation 24.5(c) and replacing it with the following: “24.5(c) The Company will not consummate any Business Combination unless it (i) has net tangible assets of at least $5,000,001 upon consummation of such Business Combination, or (ii) otherwise is exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended.” If the Charter Amendment Proposal is not approved by our shareholders, it will not become effective. The Charter Amendment Proposal is described in more detail below.

The NTA Requirement

Regulation 24.5(c) of ASCA’s Existing Charter currently provides, “In no event will the Company consummate the Tender Redemption Offer or the Redemption Offer under Regulation 24.5(a) or 24.5(b) or an Amendment Redemption Event under Regulation 24.11 if such redemptions would cause the Company to have net tangible assets of less than US$5,000,001 prior to or upon consummation of a Business Combination.” The purpose of this Regulation 24.5(c) was to ensure that, in connection with its initial business combination, ASCA would continue, as it has since its IPO, to be not subject to the “penny stock” rules of the SEC, and therefore not a “blank check company” as defined under Rule 419 of the Securities Act because it complied with Rule 3a51-1(g)(1) (the “NTA Rule”). ASCA is proposing to amend its Existing Charter to modify the NTA Requirement by deleting the existing Regulation 24.5(c) and replace it with the following: “24.5(c) The Company will not consummate any Business Combination unless it (i) has net tangible assets of at least $5,000,001 upon consummation of such Business Combination, or (ii) otherwise is exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended.” The NTA Rule is one of several exclusions from the “penny stock” rules of the SEC and ASCA believes that it may rely on another exclusion, which relates to it being listed on The Nasdaq Capital Market (Rule 3a51-1(a)(2)) (the “Exchange Rule”). Therefore, ASCA intends to rely on the Exchange Rule to not be deemed a penny stock issuer.

Rule 419 blank check companies and “penny stock” issuers

As disclosed in the IPO prospectus, because the net proceeds of ASCA’s IPO were to be used to complete an initial business combination with a target business that had not been selected at the time of the IPO, ASCA may be deemed to be a “blank check company.” Under Rule 419 of the Securities Act the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that that term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions including the NTA Rule and the Exchange Rule. Historically, SPACs have relied upon the NTA Rule to avoid being deemed a penny stock issuer. Like many SPACs, ASCA included Regulation 24.5(c) in its Existing Charter, in order to ensure that through the consummation of its initial business combination, ASCA would not be considered a penny stock issuer and therefore not a blank check company if no other exemption from the rule was available.

Reliance on Rule 3a51-1(a)(2)

The Exchange Rule excludes from the definition of “penny stock” a security that is registered, or approved for registration upon notice of issuance, on a national securities exchange, or is listed, or approved for listing upon notice of issuance on, an automated quotation system sponsored by a registered national securities association, that has established initial listing standards that meet or exceed the criteria set forth in the Exchange Rule. ASCA’s securities are listed on The Nasdaq Capital Market and have been so listed since the consummation of the its IPO. ASCA believes that The Nasdaq Capital Market has initial listing standards that meet the criteria identified in the Exchange Rule and that it can therefore rely on the Exchange Rule to avoid being treated as a penny stock. Therefore, the NTA Requirement is unnecessary so long as ASCA meets the requirements of the Exchange Rule.

Reasons for the Amendment

ASCA is proposing the Charter Amendment Proposal in order to modify the NTA Requirement contained in the Existing Charter because ASCA does not believe that it will be able to satisfy the NTA Requirement at the closing of the Business Combination. ASCA further believes that it can rely on other available exclusions from the penny stock rules, more specifically, the Exchange Rule, that would not impose restrictions on ASCA’s or the Combined Company’s net tangible assets. While ASCA does not believe this failure to satisfy the NTA Requirement subjects it to the SEC’s penny stock rules, as the NTA Requirement is included in its Existing Charter, if the Charter Amendment Proposal is not approved, ASCA may not be able to consummate the Business Combination.

Required Vote

This Charter Amendment Proposal will be approved and adopted only if holders of at least a majority of the issued and outstanding ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting vote “FOR” the Charter Amendment Proposal. This Charter Amendment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus. However, if this Charter Amendment Proposal is not approved, ASCA may not be able to consummate the Business Combination.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF THE CHARTER AMENDMENT PROPOSAL UNDER PROPOSAL NO. 4.

PROPOSAL NO. 5 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Meeting to a later date to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the other Proposals.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our shareholders, the chairman will not adjourn the Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the Reincorporation Merger Proposal, the Acquisition Merger Proposal, the Nasdaq Proposal or the Charter Amendment Proposal.

Required Vote

This Adjournment Proposal will be approved and adopted only if holders of at least a majority of the issued and outstanding ordinary shares present in person, by virtual attendance or represented by proxy and entitled to vote and voted at the Meeting vote “FOR” the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF THE ADJOURNMENT PROPOSAL UNDER PROPOSAL NO. 5.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences (i) of the exercise of redemption rights by U.S. Holders (defined below) of ASCA Class A ordinary shares, (ii) of the Reincorporation Merger to U.S. Holders of ASCA Class A ordinary shares (excluding any redeemed shares), Rights, and ASCA Warrants (collectively, the “ASCA securities”), (iii) of the Acquisition Merger to the U.S. Holders of NewGenIvf shares, and (iv) of the subsequent ownership and disposition of PubCo Ordinary Shares and PubCo Warrants (collectively, the “PubCo securities”) received in the Business Combination by U.S. Holders.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination or as a result of the ownership and disposition of PubCo securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws, or, except as discussed here, any tax reporting obligations of a holder of ASCA securities or PubCo securities. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold ASCA securities and, after the completion of the Business Combination, PubCo securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•        banks or other financial institutions, underwriters, or insurance companies;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        real estate investment trusts and regulated investment companies;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax- deferred accounts;

•        expatriates or former citizens or long-term residents of the United States;

•        subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

•        any holder that is not a U.S. Holder;

•        dealers or traders in securities, commodities or currencies;

•        grantor trusts;

•        persons subject to the alternative minimum tax;

•        U.S. persons whose “functional currency” is not the U.S. dollar;

•        persons who received ASCA Class A ordinary shares through the issuance of restricted share under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•        U.S. shareholders of controlled foreign corporations, as those terms are defined in Sections 951(b) and 957(a), respectively;

•        persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding ASCA Class A ordinary shares, NewGenIvf shares, or, after the Business Combination, the issued PubCo Ordinary Shares (excluding treasury shares);

•        holders holding ASCA securities, or, after the Business Combination, PubCo securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of ASCA securities, and, after the Business Combination, PubCo securities received in the Business Combination, that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds ASCA securities, and, after the completion of the Business Combination, PubCo securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of PubCo securities received in the Business Combination.

Because ASCA Units will be separated into their component parts immediately prior to the consummation of the Business Combination, a beneficial owner of a ASCA Unit should be treated as the owner of the underlying component ASCA securities for U.S. federal income tax purposes. The discussion below with respect to ASCA securities should also apply to holders of ASCA Units (as the deemed owner of the underlying component ASCA securities).

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF ASCA SECURITIES AND, AFTER THE BUSINESS COMBINATION, PUBCO SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF ASCA SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of Exercising Redemption Rights

In the event that a U.S. Holder elects to redeem its ASCA Class A ordinary shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the ASCA Class A ordinary shares under Section 302 of the Code or is treated as a corporate distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the ASCA Class A ordinary shares, subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the ASCA Class A ordinary shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the ASCA Class A ordinary shares redeemed exceeds one year. It is unclear, however, whether the redemption rights with respect to the ASCA Class A ordinary shares may suspend the running of the applicable holding period for this purpose. Long-term capital gain realized by a non-corporate U.S. Holders is currently taxed at a reduced rate. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of ASCA Class A ordinary shares, subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from ASCA’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the ASCA Class A ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the ASCA Class A ordinary shares. Dividends paid to a U.S. Holder that is a taxable corporation generally will not be eligible for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the ASCA Class A ordinary shares may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of ASCA Class A ordinary shares treated as held by the U.S. Holder (including any ASCA Class A ordinary shares constructively owned by the U.S. Holder as a result of owning ASCA Warrants or Rights) relative to all of the ASCA Class A ordinary shares outstanding both before and after the redemption. The redemption of ASCA Class A ordinary shares generally will be treated as a sale or exchange of the ASCA Class A ordinary shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in ASCA or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only ASCA Class A ordinary shares actually owned by the U.S. Holder, but also ASCA Class A ordinary shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include ASCA Class A ordinary shares which could be acquired pursuant to the exercise of the ASCA Warrants or Rights. In order to meet the substantially disproportionate test, (i) the percentage of ASCA’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of ASCA Class A ordinary shares must be less than 80% of the percentage of ASCA’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption, (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of ASCA’s outstanding stock (both voting and nonvoting) immediately after the redemption must be less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the U.S. Holder must own (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of ASCA stock entitled to vote. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the ASCA Class A ordinary shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the ASCA Class A ordinary shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other ASCA Class A ordinary shares. The redemption of the ASCA Class A ordinary shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in ASCA. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in ASCA will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed ASCA Class A ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining ASCA Class A ordinary shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its ASCA Warrants or possibly in other ASCA Class A ordinary shares constructively owned by it. Shareholders who hold different blocks of ASCA Class A ordinary shares (generally, shares of ASCA purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Because the Reincorporation Merger will occur prior to the redemption of U.S. Holders that exercise redemption rights with respect to ASCA Class A ordinary shares, U.S. Holders exercising such redemption rights, will be subject to the potential tax consequences of Section 367(a) of the Code and the tax rules relating to PFICs as a result of the Reincorporation Merger (as discussed further below).

All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of a redemption of all or a portion of their ASCA Class A ordinary shares pursuant to an exercise of redemption rights.

U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders

The U.S. federal income tax consequences of the Business Combination to U.S. Holders will depend on whether the Reincorporation Merger qualifies as a “reorganization” under the provisions of Section 368 of the Code. The provisions of the Code that govern reorganizations are complex and are based on typical transaction structures effected under U.S. law. U.S. Holders should be aware that the completion of the Business Combination is not conditioned on the receipt of an opinion of counsel that the Reincorporation Merger qualifies as a “reorganization,” and that none of ASCA or PubCo has requested nor intends to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Business Combination. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

Although U.S. persons generally do not recognize gain or loss on the receipt of stock pursuant to a “reorganization” under Section 368 of the Code, Section 367(a) of the Code, and Treasury Regulations promulgated thereunder, require 5 Percent Holders who do not enter into a GRA under applicable Treasury Regulations to recognize gain (but not loss) with respect to certain cross-border reorganizations. However, Section 367(a) should not apply to the Reincorporation Merger in a manner that causes gain recognition to 5 Percent Holders who do not enter into a GRA under applicable Treasury Regulations, unless the exchange of ASCA securities for PubCo securities is considered to be an indirect stock transfer under the applicable Treasury Regulations. For this purpose, an indirect stock transfer may occur if PubCo transfers the assets it acquires from ASCA pursuant to the Reincorporation Merger to certain subsidiary corporations in connection with the Business Combination. There are significant factual and legal uncertainties concerning the determination of whether the requirements of Section 367(a) will be satisfied which are not discussed herein. The rules under Section 367(a) of the Code and Section 368 of the Code are complex and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations. If you believe that you will be a 5 Percent Holder, you are strongly urged to consult your tax advisor regarding the effect of the Business Combination to you taking into account the rules of Section 367(a) of the Code (including the possibility of entering into a GRA under applicable

Treasury Regulations). In addition, U.S. Holders may be subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status.” Accordingly, no assurance can be given as to whether an indirect stock transfer will occur in connection with the Business Combination or that U.S. Holders will not recognize gain, if any, as a result of the exchange of ASCA securities for PubCo securities.

Because the Reincorporation Merger will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to ASCA Class A ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Reincorporation Merger. All holders considering exercising redemption rights with respect to their Public Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Reincorporation Merger and exercise of redemption rights.

If the Reincorporation Merger Qualifies as a Reorganization

Subject to the PFIC rules discussed below, if the Reincorporation Merger qualifies as a “reorganization” under the provisions of Section 368 of the Code, and provided that it is not treated as an indirect stock transfer, a U.S. Holder that exchanges its ASCA securities pursuant to the Reincorporation Merger should not recognize gain or loss on the exchange of ASCA securities for PubCo securities. The aggregate adjusted tax basis of a U.S. Holder in the PubCo securities received as a result of the Reincorporation Merger should equal the aggregate adjusted tax basis of the ASCA securities surrendered in the exchange. A U.S. Holder’s holding period for the PubCo securities received in the exchange should include the holding period for the ASCA securities surrendered in the exchange. If Section 367(a) of the Code applies to the Reincorporation Merger, as described above, a 5 Percent Holder who does not enter into a GRA under applicable Treasury Regulations, may be required to recognize gain (but not loss) as a result of the Reincorporation Merger.

Because the Reincorporation Merger will occur immediately prior to the redemption of holders that exercise redemption rights with respect to ASCA Class A ordinary shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Reincorporation Merger.

If the Reincorporation Merger Does Not Qualify as a Reorganization

If the Reincorporation Merger fails to qualify as a “reorganization” within the meaning of Section 368 of the Code, and subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Status,” a U.S. Holder that exchanges its ASCA securities for PubCo securities in the Reincorporation Merger will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo securities received and (ii) the U.S. Holder’s adjusted tax basis in the ASCA securities exchanged therefor. A U.S. Holder’s aggregate tax basis in the PubCo securities received will be the fair market value of those securities on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo securities received pursuant to the Reincorporation Merger will begin on the day after the date the U.S. Holder receives such PubCo securities.

Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the ASCA securities exceeds one year at the time of the Reincorporation Merger. Long-term capital gains of non-corporate U.S. Holders currently are subject to reduced rates of U.S. federal income taxation. However, it is unclear whether the redemption rights with respect to the ASCA Class A ordinary shares may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

Notwithstanding the foregoing, if the Reincorporation Merger fails to qualify as a “reorganization” under the provisions of Section 368 of the Code and ASCA has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of ASCA securities has not made certain elections with respect to its ASCA securities), such U.S. Holder would be subject to tax under the PFIC rules on any gain on the exchange of its ASCA securities for the consideration under the Business Combination, as discussed below, “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Status.”

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of ASCA securities for PubCo securities pursuant to the Business Combination, the qualification of the Reincorporation Merger as a reorganization, and the potential application of Section 367(a) to the Reincorporation Merger.

U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of NewGenIvf Shares

The following discussion as to the U.S. federal income tax consequences of the Acquisition Merger assumes that the Acquisition Merger will be consummated as described in the Merger Agreement and this registration statement on Form F-4. The discussion is also based on certain other assumptions, including the assumption that (1) the Acquisition Merger will be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of section 368(a) of the Code and (2) each of PubCo and NewGenIvf is not and has not been a passive foreign investment company (“PFIC”) within the meaning of the Code. PubCo and NewGenIvf intend that the Acquisition Merger will be treated as a reorganization under Section 368(a) of the Code and, if required, will report the Acquisition Merger in accordance with such treatment for all tax purposes. While PubCo and NewGenIvf intend that the Acquisition Merger will be treated as a reorganization under section 368(a) of the Code, no assurance can be provided that the IRS will agree with this conclusion.

Assuming that the Merger is treated as a reorganization under section 368(a) of the Code and that NewGenIvf is and has not been a PFIC, if you receive only PubCo Ordinary Shares in exchange for NewGenIvf shares pursuant to the Acquisition Merger, you will not recognize gain or loss upon the exchange. Accordingly, (1) the aggregate tax basis of the PubCo Ordinary Shares you receive in the Acquisition Merger (including the tax basis allocable to fractional shares deemed to be received, as described below) will be the same as the aggregate tax basis of the NewGenIvf shares you surrender in exchange therefor and (2) the holding period of the PubCo Ordinary Shares you receive in the Acquisition Merger will include the holding period of the NewGenIvf shares you surrender in exchange therefor.

If the IRS successfully challenged the qualification of the Acquisition Merger as a reorganization under section 368(a) of the Code, you would generally be required to recognize gain or loss with respect to the NewGenIvf shares surrendered in the Acquisition Merger equal to the difference between your adjusted tax basis in the surrendered shares and the fair market value, as of the effective time of the Acquisition Merger, of the PubCo Ordinary Shares received (or deemed received) plus any additional consideration received (deemed received) in the Acquisition Merger.

If NewGenIvf is or was a PFIC for any tax year during which you hold or have held NewGenIvf shares and PubCo is not a PFIC, special rules may apply to cause you to recognize gain with respect to the Acquisition Merger absent application of the “PFIC for PFIC Exception” discussed below. Under the special rules:

•        the Acquisition Merger may be treated as a taxable exchange even if such transaction qualifies as a “reorganization” for U.S. federal income tax purposes within the meaning of section 368(a) of the Code;

•        any gain on the exchange of NewGenIvf shares will be allocated ratably over your holding period;

•        the amount allocated to the current tax year and any year prior to the first year in which NewGenIvf shares was a PFIC will be taxed as ordinary income;

•        the amount allocated to each other tax year will be subject to tax at the highest rate of tax in effect applicable to you; and

•        an interest charge applicable generally to underpayments of tax will be imposed on the tax attributable to each taxable year, other than the current taxable year or any year prior to the first year in which NewGenIvf was a PFIC, for the period the tax was deferred.

Notwithstanding the foregoing, if (1) the Acquisition Merger qualifies as a reorganization within the meaning of section 368(a) of the Code, (2) NewGenIvf was a PFIC for any tax year during which you hold or held NewGenIvf shares, and (3) PubCo is also a PFIC for the tax year that includes the day after the effective date of the Acquisition Merger, then the special rules described above generally will not apply to the exchange of NewGenIvf shares for PubCo Ordinary Shares pursuant to the Acquisition Merger. For purposes of this discussion, this exception is referred to as the “PFIC-for-PFIC Exception.” In addition, to qualify for the PFIC-for-PFIC Exception, a U.S. Holder needs to report certain information to the IRS on Form 8621 together with such U.S. Holder’s U.S. federal income tax return for the tax year in which the Acquisition Merger occurs.

You are urged to consult your tax advisor regarding the U.S. federal income tax consequences of the Acquisition Merger in the event either PubCo or NewGenIvf is treated as a PFIC.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of NewGenIvf shares for PubCo securities pursuant to the Acquisition Merger.

U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Securities

The following discussion is a summary of material U.S. federal income tax consequences of the ownership and disposition of PubCo securities to U.S. Holders who receive such PubCo securities pursuant to the Business Combination.

Distribution on PubCo Ordinary Shares

Subject to the PFIC rules discussed below “— Passive Foreign Investment Company Status,” the gross amount of any distribution on PubCo Ordinary Shares that is made out of PubCo’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code.

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ (on which PubCo has applied to list the PubCo Ordinary Shares and warrants) will be considered readily tradable on an established securities market in the United States. Even if the PubCo Ordinary Shares are listed on NASDAQ, there can be no assurance that the PubCo Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of PubCo’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, PubCo will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company Status.

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by PubCo, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

To the extent that the amount of any distribution made by PubCo on the PubCo Ordinary Shares exceeds PubCo’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s PubCo Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities.”

Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities

Subject to the discussion below under “— Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of PubCo Ordinary Shares and PubCo Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such PubCo Ordinary Shares or PubCo Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of PubCo Ordinary Shares or PubCo Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the PubCo Ordinary Shares or PubCo Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of PubCo Ordinary Shares or PubCo Warrants will generally be treated as U.S. source gain or loss.

Exercise or Lapse of a PubCo Warrant

Except as discussed below with respect to the cashless exercise of a PubCo Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo ordinary share on the exercise of a PubCo Warrant for cash. A U.S. Holder’s tax basis in a PubCo ordinary share received upon exercise of the PubCo Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the PubCo Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a PubCo ordinary share received upon exercise of the PubCo Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrants and will not include the period during which the U.S. Holder held the PubCo Warrants. If a PubCo Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the PubCo Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the PubCo Ordinary Shares received would equal the holder’s basis in the PubCo Warrant. If the cashless exercise were treated as not being a gain recognition event, a U.S. Holder’s holding period in the PubCo Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the PubCo ordinary share would include the holding period of the PubCo Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised PubCo Warrants treated as surrendered to pay the exercise price of the PubCo Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the PubCo Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the PubCo Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the PubCo Ordinary Shares received would equal the U.S. Holder’s tax basis in the PubCo Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the PubCo Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Passive Foreign Investment Company Status

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if ASCA, PubCo, or any of its subsidiaries, is treated as a PFIC for any taxable year during which the U.S. Holder holds ASCA securities, or after the Business Combination, PubCo securities. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any entity in which it is considered to own at least 25% of the interest by value, is passive income, or (b) if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any entity in which it is considered to own at least 25% of the interest by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because the classification of a non-U.S. corporation as a PFIC is a factual determination made annually after the close of each taxable year, ASCA has not provided assurance that it was not a PFIC for its 2022 taxable year or for any prior year. If (a) ASCA has been a PFIC for any taxable year during the holding period of a U.S. Holder (and a U.S. Holder of ASCA securities has not made certain elections with respect to its ASCA securities), and (b) PubCo is not a PFIC in the taxable year of the Business Combination and the Reincorporation Merger does not qualify as a “reorganization” under Section 368 of the Code, such U.S. Holder would likely recognize gain (but not loss if the Reincorporation Merger qualifies as a “reorganization”) upon the exchange of ASCA securities for PubCo securities pursuant to the Reincorporation Merger. The gain (or loss) would be computed as described above under “— If the Reincorporation Merger Does Not Qualify as a Reorganization.” Any such gain recognized by such U.S. Holder on the exchange of ASCA securities for PubCo securities would be allocated ratably over the U.S. Holder’s holding period for the ASCA securities. Such amounts allocated for the current taxable year and any taxable year prior to the first taxable year in which ASCA was a PFIC would be treated as ordinary income, and not as capital gain, in the U.S. Holder’s taxable year, and such amounts allocated to each other taxable year beginning with the year that ASCA became a PFIC would be taxed at the highest tax rate in effect for each year to which the gain was allocated, together with a special interest charge on the tax attributable to each such year.

Whether PubCo is a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of PubCo’s income and assets, the market value of its assets, and potentially the composition of the income and assets of one or more of PubCo’s subsidiaries and the market value of their assets in that year. Whether a PubCo subsidiary is a PFIC for any taxable year is likewise a factual determination that depends on, among other things, the composition of the subsidiary’s income and assets and the market value of such assets in that year. One or more changes in these factors may cause PubCo and/or one or more of its subsidiaries to become a PFIC for a taxable year even though it has not been a PFIC for one or more prior taxable years. Whether PubCo or a subsidiary is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Moreover, there can be no assurance that PubCo will timely provide a PFIC annual information statement for 2023 or going forward. The failure to provide such information on an annual basis could preclude U.S. Holders from making or maintaining a “qualified electing fund” election under Section 1295 of the Code.

If ASCA securities, or after the Business Combination, PubCo were determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of ASCA securities or PubCo securities and, in the case of ASCA Class A ordinary shares, or after the Business Combination, PubCo Ordinary Shares, the U.S. Holder did not make a valid “mark-to-market” election, such U.S. Holder generally will be subject to special rules with respect to:

•        any gain recognized by the U.S. Holder on the sale or other disposition of ASCA securities or PubCo securities (including a redemption treated as a sale or exchange); and

•        any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ASCA Class A ordinary shares, or after the Business Combination, PubCo Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such ordinary shares).

Under these rules:

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for ASCA securities, or after the Business Combination, PubCo securities;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. holder recognized gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of ASCA’s or PubCo’s first taxable year in which ASCA or PubCo is a PFIC, will be taxed as ordinary income;

•        the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•        the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

Although a determination as to ASCA’s, or after the Business Combination, PubCo’s PFIC status will be made annually, an initial determination that ASCA, or after the Business Combination, PubCo is a PFIC will generally apply for subsequent years to a U.S. Holder who held ASCA securities while ASCA was a PFIC, or after the Business Combination, PubCo securities while PubCo was a PFIC, whether or not ASCA, or after the Business Combination, PubCo meets the test for PFIC status in those subsequent years.

If a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ASCA Class A ordinary shares, or after the Business Combination, PubCo Ordinary Shares and for which ASCA, or after the Business Combination, PubCo is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ASCA Class A ordinary shares, or after the Business Combination, PubCo Ordinary Shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income each year that ASCA, or after the Business Combination, PubCo is treated as a PFIC the excess, if any, of the fair market value of its ASCA Class A ordinary shares, or after the Business Combination, PubCo Ordinary Shares at the end of its taxable year over the adjusted basis in its ASCA Class A ordinary shares, or after the Business Combination, PubCo Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ASCA Ordinary Share, or after the Business Combination, PubCo Ordinary Shares over the fair market value of its ASCA Class A ordinary shares, or after the Business Combination, PubCo Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously recognized income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ASCA Class A ordinary shares, or after the Business Combination, PubCo Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ASCA Class A ordinary shares, or after the Business Combination, PubCo Ordinary Shares in a taxable year in which PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its ASCA Class A ordinary shares, or after the Business Combination, PubCo Ordinary Shares and for which ASCA, or after the Business Combination, PubCo is treated as a PFIC. Currently, a mark-to-market election may not be made with respect to ASCA Warrants, or after the Business Combination, PubCo Warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq (on which ASCA Class A ordinary shares are listed, and, after the Business Combination, on which PubCo intends to list the Ordinary Shares), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minims quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard with respect to the ASCA Ordinary Share, or after the Business Combination, PubCo Ordinary Shares. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of ASCA Class A ordinary shares, or after the Business Combination, PubCo Ordinary Shares under their particular circumstances.

If ASCA, or after the Business Combination, PubCo is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if ASCA, or after the Business Combination, PubCo were to receive a distribution from, or dispose of all or part of ASCA’s, or after the Business Combination, PubCo’s interest in, the lower-tier PFIC (even though such U.S. Holder would not receive the proceeds of those distributions or dispositions) or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide any such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of ASCA securities, or after the Business Combination, PubCo securities should consult their own tax advisors concerning the application of the PFIC rules to ASCA securities, or after the Business Combination, PubCo securities under their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends received by U.S. Holders of PubCo Ordinary Shares (including constructive dividends), and the proceeds received on sale or other taxable disposition of PubCo Ordinary Shares or PubCo Warrants effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Information reporting requirements may also apply to redemptions from U.S. Holders of ASCA ordinary shares. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to PubCo securities, subject to certain exceptions (including an exception for PubCo securities held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold PubCo securities. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of PubCo securities.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE BUSINESS COMBINATION (INCLUDING THE REINCORPORATION MERGER AND THE ACQUISITION MERGER), THE EXERCISE OF YOUR REDEMPTION RIGHTS WITH RESPECT TO ASCA CLASS A ORDINARY SHARES, AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO SECURITIES, AS APPLICABLE, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

ASCA’S BUSINESS

Overview

ASCA was incorporated as a British Virgin Islands business company on April 29, 2021. It is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business transaction with one or more businesses.

Under ASCA’s Existing Charter, it has until October 17, 2023 (after eight (8) extensions for eight months since February 17, 2023, the initial expiration date) to consummate the proposed Business Combination. If ASCA is unable to complete its initial business combination by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter), it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than five business days thereafter, redeem 100% of the outstanding public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable and liquidation expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Board, proceed to commence a voluntary liquidation and thereby a formal dissolution of ASCA, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.

Offering Proceeds Held in Trust

The registration statement for ASCA’s IPO was declared effective on February 14, 2022. On February 17, 2022, ASCA consummated the IPO of 6,000,000 Units at $10.00 per unit, generating gross proceeds of $60,000,000. Each unit consists of one Class A ordinary share, three-fourths (3/4) of one redeemable warrant, with a whole warrant entitling its holder to purchase one Class A ordinary share at a price of $11.50 per whole share, and one right to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of an initial business combination. Simultaneously with the IPO, ASCA also consummated the sale to A SPAC (Holdings) Acquisition Corp., its Sponsor, of 2,875,000 warrants in a private placement generating total proceeds of $2,875,000. ASCA granted the underwriters a 45-day option to purchase up to an additional 900,000 units to cover over-allotments (the “Over-Allotment Option”) which was exercised on February 25, 2022. On March 1, 2022, ASCA closed the Over-Allotment Option resulting in additional gross proceeds of $9,000,000. Simultaneously with the closing of the Over-Allotment Option, ASCA consummated the sale of an additional 270,000 private placement warrants generating gross proceeds of $270,000.

As of March 1, 2022, a total of $69,690,000 of proceeds from the IPO (including the Over-Allotment Option) and the private placement consummated simultaneously with the closing of the IPO was placed in the Trust Account.

On February 13, 2023, at a special general meeting of shareholders (the “Extension Meeting”), ASCA’s shareholders approved a proposal to amend and restate ASCA’s memorandum and articles of association (the “Charter Amendment”) to, among other things, allow ASCA to extend the date by which it has to complete a business combination up to eight (8) times for an additional one (1) month each time from February 17, 2023 to October 17, 2023. In connection with the shareholders’ vote at the Extension Meeting, 3,272,305 Class A ordinary shares were tendered for redemption. On February 14, 2023, following the shareholder approval, ASCA filed the Charter Amendment with the British Virgin Islands Registrar of Corporate Affairs.

On each of February 14, 2023, March 15, 2023, April 11, 2023, May 11, 2023, June 13 and July 12, 2023, ASCA made a deposit of $90,000 (the “Extension Payment”) to the Trust Account, and the period of time ASCA has to consummate an initial business combination has been extended to August 17, 2023.

Business Combination Activities

On February 15, 2023, we entered into the Merger Agreement (as amended on June 12, 2023). As a result of the transactions contemplated in the Merger Agreement, NewGenIvf will become wholly-owned subsidiary of PubCo, and PubCo will change its name to “[•].” In the event that the Business Combination is not consummated by August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter), our corporate existence will cease and we will distribute the proceeds held in the Trust Account to our public shareholders.

Redemption Rights

Pursuant to our Existing Charter, our shareholders (except the Initial Shareholders) will be entitled to redeem their public shares for a pro rata share of the Trust Account (currently anticipated to be no less than approximately $[•] per share of Class A ordinary shares for shareholders) net of taxes payable. The Initial Shareholders do not have redemption rights with respect to any Class A ordinary shares owned by them, directly or indirectly.

Automatic Dissolution and Subsequent Liquidation of Trust Account if No Business Combination

If ASCA does not complete a business combination before August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter), it will trigger the automatic winding up, dissolution and liquidation pursuant to the terms of our amended and restated memorandum and articles of association. Accordingly, no vote would be required from ASCA’s shareholders to commence such a voluntary winding up, dissolution and liquidation. If ASCA is unable to consummate its initial business combination within such time period, it will, as promptly as possible but not more than ten business days thereafter, redeem 100% of ASCA’s outstanding public shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay its taxes (less liquidation expenses), and then seek to liquidate and dissolve. In the event of its dissolution and liquidation, the public warrants and Rights will expire and will be worthless.

The proceeds deposited in the Trust Account could, however, become subject to claims of our creditors that are in preference to the claims of our public shareholders. Although ASCA will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, ASCA will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

There is no guarantee that entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.10 per Class A ordinary share and (ii) the actual amount per Class A ordinary share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.10 per share due to reductions in the value of the Trust Assets, in each case less taxes payable, provided that such liability will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under our indemnity of the underwriters of IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of ASCA. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties, including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.10 per Class A ordinary share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.10 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While ASCA currently expects that its independent directors would take legal action on its behalf against Sponsor to enforce its indemnification obligations to ASCA, it is possible that ASCA’s independent directors in exercising their business judgment may choose not to do so in any particular instance.

Accordingly, ASCA cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.10 per Class A ordinary share.

If ASCA files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of our public shareholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you that we will be able to return $10.10 per share to our public shareholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our public shareholders. Furthermore, our Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and ASCA to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Each of the Initial Shareholders and the Sponsor has agreed to waive their redemption rights and liquidation rights in connections with any liquidation of the Trust Account or other assets with respect to the founder shares and private placement warrants they held.

Facilities

We maintain our principal executive offices at Level 39, Marina Bay Financial Centre, Tower 2, 10 Marina Boulevard, Singapore 018983. We consider our current office space adequate for our current operations.

Employees

ASCA has one executive officer. This individual is not obligated to devote any specific number of hours to its matters and intend to devote only as much time as he deems necessary to its affairs. ASCA presently expects its executive officer to devote such amount of time as he reasonably believes is necessary to our business (which could range from only a few hours a week while ASCA is trying to locate a potential target business to significantly more time as it moves into serious negotiations with a target business for a business combination). ASCA does not intend to have any full-time employees prior to the consummation of a business combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF ASCA

The following discussion and analysis of the ASCA’s financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements.”

Overview

ASCA is a blank check company incorporated in the British Virgin Islands as a business company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. ASCA intends to effectuate its initial business combination using cash from the proceeds of this offering and the private placement of the private placement warrants, the proceeds of the sale of our securities in connection with its initial business combination, its shares, debt or a combination of cash, stock and debt.

ASCA expects to continue to incur significant costs in the pursuit of its acquisition plans. ASCA cannot assure you that its plans to complete a Business Combination (as defined below) will be successful.

Business Combination Agreement

On February 15, 2023, NewGenIvf Limited, a Cayman Islands exempted company (“NewGenIvf”), ASCA, certain shareholders of NewGenIvf (each, a “Principal Shareholder” and collectively the “Principal Shareholders”), A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (“Purchaser”) and A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of Purchaser (“Merger Sub”), entered into a Merger Agreement (the “Merger Agreement”).

On June 12, 2023, the parties to the Merger Agreement entered into the First Amendment to the Merger Agreement, pursuant to which NewGenIvf agreed to provide non-interest bearing loans in an aggregate principal amount of up to $560,000 (the “Loan”) to ASCA to fund any amount that may be required in order to further extend the period of time available for ASCA to consummate a business combination and for ASCA’s working capital, payment of professional, administrative and operational fees and expenses, and other purposes as mutually agreed by ASCA and NewGenIvf. Such loans will only become repayable upon the closing of the Acquisition Merger. In addition, pursuant to the First Amendment, subject to receipt of at least $140,000 as part of the Loan from NewGenIvf, ASCA agreed to waive its termination rights and the right to receive any Break-up Fee due to NewGenIvf’s failure to deliver audited financial statements by no later than February 28, 2023.

The foregoing descriptions of the Merger Agreement and the First Amendment are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement and the First Amendment, respectively.

On February 13, 2023, at a special general meeting of shareholders (the “Extension Meeting”), ASCA’s shareholders approved a proposal to amend and restate ASCA’s memorandum and articles of association (the “Charter Amendment”) to, among other things, allow ASCA to extend the date by which it has to complete a business combination up to eight (8) times for an additional one (1) month each time from February 17, 2023 to October 17, 2023. In connection with the shareholders’ vote at the Extension Meeting, 3,272,305 Class A ordinary shares were tendered for redemption. On February 14, 2023, following the shareholder approval, ASCA filed the Charter Amendment with the British Virgin Islands Registrar of Corporate Affairs.

On each of February 14, 2023, March 15, 2023, April 11, 2023, May 11, 2023, June 13, and July 12, 2023, ASCA made a deposit of $90,000 (the “Extension Payment”) to the Trust Account, and the period of time ASCA has to consummate an initial business combination has been extended to August 17, 2023.

Results of Operations

ASCA has neither engaged in any operations nor generated any revenues to date. ASCA’s only activities since inception through March 31, 2023 have been organizational activities, those necessary to prepare for its IPO, and subsequent to its IPO, and identifying a target for its initial business combination. ASCA does not expect to generate any operating revenues until after completion of its initial business combination. ASCA generates non-operating income in the form of interest income on investments held in the Trust Account. ASCA incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as due diligence expenses in connection with searching for, and completing a business combination.

For the three months ended March 31, 2023, ASCA had a net income of $52,119, which consisted of general and administrative expenses amounting to $510,548, offset by the interest income of $562,667. Cash used in operating activities was $386,286.

For the three months ended March 31, 2022, we had a net loss of $153,499 which consisted of general and administrative expenses of $160,030, partially offset by the interest income of $6,531. Cash used in operating activities was $351,538.

For the year ended December 31, 2022, we had a net income of $500,650, which consisted of loss of approximately $504,907 derived from general and administrative expenses, offset by interest earned on marketable securities of $1,005,557. Cash used in operating activities was $527,123.

Liquidity and Capital Resources

On February 17, 2022, ASCA consummated the IPO of 6,000,000 units (the “Units”). Each Unit consists of one Class A ordinary share, three-fourths (3/4) of one redeemable warrant with each whole warrant entitling its holder to purchase one Ordinary Share at a price of $11.50, and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of an initial business combination. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $60,000,000. Simultaneously with the IPO, ASCA also consummated the sale to A SPAC (Holdings) Acquisition Corp., its Sponsor, of 2,875,000 warrants (the “Private Warrants”) in a private placement generating total proceeds of $2,875,000. ASCA granted the underwriters of the IPO a 45-day option to purchase up to an additional 900,000 Units to cover over-allotments (the “Over-Allotment Option”), which was subsequently exercised on February 25, 2022. On March 1, 2022, ASCA closed on the Over-Allotment Option resulting in additional gross proceeds of $9,000,000. Simultaneously with the sale of the Over-Allotment Option Units, ASCA consummated the private sale of an additional 270,000 Private Warrants, generating gross proceeds of $270,000. The Private Warrants were issued pursuant to Section 4(a)(2) of the Securities Act of, as the transactions did not involve a public offering.

Following the IPO (including the Over-Allotment Option Units) and the sale of the Private Warrants on February 17, 2022 and March 1, 2022, respectively, a total of $69,690,000 was placed in the Trust Account, and ASCA had $1,025,000 of cash held outside of the Trust Account, after payment of costs related to the IPO, and available for working capital purposes. ASCA incurred $4,918,415 in transaction costs, including $1,380,000 of cash underwriting fees, $2,415,000 of deferred underwriting fees, $571,448 of the fair value of the 69,000 representative shares, and $551,967 of other offering costs.

For the year ended December 31, 2022, As of March 31, 2023, ASCA had cash of $3,433 and a working capital of $647,725 (excluding investments held in Trust Account and deferred underwriting fee payable). On January 27, 2023 and March 13, 2023, our Sponsor loaned to us $500,000 and $15,000, respectively, pursuant to two Promissory Notes. The loans are non-interest bearing and payable on the completion of the Business Combination.

As a result of ASCA’s depositing $90,000 per each deposit to the Trust Account on February 14, 2023, March 15, 2023, April 11, 2023, May 11, 2023, June 13, 2023, and July 12, 2023, we extended the time to complete the Business Combination by one month each time, or until August 17, 2023 (unless extended monthly up to October 17, 2023 as allowed under ASCA’s Existing Charter). It is uncertain that ASCA will be able to consummate a business combination by this date. If a business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution.

ASCA has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. If the estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, ASCA may have insufficient funds available to operate its business prior to its Business Combination. Moreover, ASCA may need to obtain additional financing or draw on the Working Capital Loans either to complete a Business Combination or because it becomes obligated to redeem a significant number of the public shares upon consummation of its Business Combination, in which case ASCA may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, ASCA would only complete such financing simultaneously with the completion of its Business Combination. If ASCA is unable to complete the Business Combination because it does not have sufficient funds available, ASCA will be forced to cease operations and liquidate the Trust Account. In addition, following the Business Combination, if cash on hand is insufficient, ASCA may need to obtain additional financing in order to meet its obligations.

In addition, in connection with ASCA’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” ASCA have until October 17, 2023 (after eight potential extensions for one-month each since February 17, 2023, the initial expiration date) to consummate the proposed Business Combination. It is uncertain that ASCA will be able to consummate the proposed Business Combination by this time. Management has determined that the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution, raises substantial doubt about ASCA’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should ASCA be required to liquidate after October 17, 2023.

These conditions raise substantial doubt about ASCA’s ability to continue as a going concern. The financial statements contained in this proxy statement/prospectus do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Financing Arrangements

ASCA has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2023. ASCA does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. ASCA has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

ASCA does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

Registration Rights

The holders of the founder shares, the private placement warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the IPO. The holders of a majority of these securities are entitled to make up to three demands that ASCA register such securities. The holders of the majority of the founder shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the private placement warrants and warrants issued in payment of Working Capital Loans made to ASCA (or underlying securities) can elect to exercise these registration rights at any time after ASCA consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination. ASCA will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Pursuant to the underwriting agreement entered into on February 14, 2022, the underwriters are entitled to a deferred fee of 3.5% of the gross proceeds of the IPO, or $2,415,000. The deferred fee will be payable in cash to the underwriters solely in the event that we complete a business combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported.

Actual results could materially differ from those estimates. ASCA has identified the following critical accounting policies:

Net Loss Per Share

ASCA complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The condensed statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, ASCA first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. ASCA then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders. As of March 31, 2023, ASCA did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of ASCA. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Class A Ordinary Shares Subject to Possible Redemption

ASCA accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within ASCA’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. ASCA’s Class A ordinary shares feature certain redemption rights that are subject to occurrence of uncertain future events and considered to be outside of ASCA’s control. If it is probable that the equity instrument will become redeemable, ASCA has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. ASCA has elected to recognize the changes immediately. The accretion or remeasurement will be treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

In March 2022, ASCA revisited its application of ASC 480-10-S99 on ASCA’s financial statements and determined that a change in accounting method for redeemable shares is necessary. Subsequently in March 2022, ASCA changed its accounting method to accrete the changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument. ASCA complies with accounting and disclosure requirements of ASC 250 “Accounting Changes and Error Corrections” which requires that an entity may voluntarily change an accounting principle only if it justifies the use of an allowable alternative accounting principle on the basis that it is preferable and meets criteria such as authoritative support, rationality and industry practice. ASCA believes that the change in accounting principle is preferable as it meets all three criteria. First, the accretion method is one of the two accounting methods supported by ASC 480-10-S99. Second, justification for the change is rational in terms of presenting financial position and results of operations. When evaluating a change in accounting methods, ASCA considered several factors such as: 1) conformity with broad concept of accounting (i.e., more accurate reflection of permanent and temporary equity) and 2) suitability in light of business circumstances, plans and policies (i.e., compliance with Nasdaq listing requirements and ASCA’s amended and restated memorandum and articles of association). Finally, the accretion method is adopted by other similarly situated SPACs (i.e., smaller sized SPACs listed on The Nasdaq Capital Market).

ASC 250-10-50-1 through 250-10-50-3 require that a change in accounting principle made in an interim period be reported by retrospective application, both to the prior years, as well as to the interim periods within the fiscal year that the accounting change was adopted. ASCA does not qualify for the restatement of financial statements since it initially elected an allowable accounting method (full redemption) for the accounting of redeemable shares in the Form 8-K Audited Balance Sheet as of February 17, 2022 which was filed on March 4, 2022; as such, there is no error to be restated on. On April 5, 2022, ASCA filed Form 8-K Pro Forma Balance Sheet as of February 17, 2022 reflecting the change in accounting method. In addition, the change of accounting principle does not have any impact on the previously issued financial statements.

ASCA has adopted the accretion method starting its first quarter ending March 31, 2022 and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 12-month period leading up to a Business Combination. The change to the accretion method does not have any impact on the ASCA’s Statements of Operations or Cash Flows.

Warrant Instruments

ASCA accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the ASCA’s own ordinary shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the ASCA’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the instruments are outstanding. Upon further review of the warrant agreement, management concluded that the public warrants and private warrants issued pursuant to the warrant agreement qualify for equity accounting treatment.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments are effective for smaller reporting companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. ASCA is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on ASCA’s condensed financial statements.

INFORMATION ABOUT NEWGENIVF

NewGenIvf’s Mission

NewGenIvf’s mission is to assist couples and individuals across Asia Pacific, regardless of fertility challenges that they may face, to fulfil their dreams of building families and to increase their access to fertility treatments.

Overview

NewGenIvf is an assisted reproductive services (“ARS”) provider in Asia Pacific. Since the opening of its first clinic in Thailand in 2014, it has established itself as a long-standing ARS provider in the region. Its strategic presence in Thailand, Cambodia, and Kyrgyzstan positions the company to take advantage of opportunities across Asia Pacific. According to China Insights Consultancy (“CIC”), from 2014 to 2022, there was a rising number of women in the key ARS-targeted age group (ages 15 to 49) in Asia Pacific and a growing trend towards later maternal age. The number of married women of reproductive age in Asia Pacific has risen from 816.4 million in 2014 to 833.2 million in 2022. Additionally, according to CIC, there was increasing social acceptance of ARS use in Asia Pacific countries such as China, India, and Thailand during the same period. For example, the number of ARS users in China has risen from 136.8 thousand in 2017 to 184.9 thousand in 2022 approximately and that in Japan has risen from 98.0 thousand in 2017 to 128.5 thousand in 2022.

According to CIC, the prevalence of infertility in Asia Pacific developing countries is substantial. For example, the infertility rate in Thailand, India and China was about 15.4%, 13.8% and 17.8%, respectively, in 2022. In India, the infertility rate in 2020 was approximately 13.1%, representing an annual growth of 2.6%. The infertility rate in China was around 17.6% in 2020, representing an annual growth of 0.6%. Infertility is increasingly gaining society’s attention as individuals are more openly discussing their struggles. Despite the prevalence of infertility, access to treatment is often limited in the Asia Pacific region. According to CIC, financial challenges, cost of treatment, and limited availability or capacity of fertility medical care are some of the main challenges in the fertility marketplace in the Asia Pacific region. Religious, social and cultural roadblocks can also prevent hopeful couples from realizing their dream to have children. NewGenIvf believes that it can help address some of these key challenges of the Asia Pacific fertility industry.

NewGenIvf’s Business

With a focus on providing fertility treatments to fulfil the dreams of building families, NewGenIvf mainly offers two services, namely: (i) in-vitro fertilization (“IVF”) treatment service, comprising traditional IVF and egg donation; and (ii) surrogacy and ancillary caring services. Currently, NewGenIvf has three clinics: one clinic in Thailand, one clinic in Cambodia, and one clinic in Kyrgyzstan.

•        IVF treatment service:    For the years ended December 31, 2021 and 2022, NewGenIvf generated approximately 77.7% and 47.4% of its revenue from IVF treatments services. NewGenIvf primarily provides its clients with conventional IVF/intracytoplasmic sperm injection (“ICSI”) and embryo transfer services. As technology has progressively advanced, NewGenIvf has been able to, through technologies and facilities provided by MicroSort technology, help fulfill the family-balancing dreams of its clients and avoiding certain gender-related hereditary diseases. IVF treatment involves the performance of a series of medical treatment and procedures that are not separately distinct and only brings benefits to clients when embryo is successfully implanted, therefore revenue from IVF treatment is recognized at a point in time when it is completed in clinic. The completion of this treatment is evidenced by a written IVF report indicating successful embryo implantation.

•        Surrogacy and ancillary caring services:    NewGenIvf also generated revenue from surrogacy services and related ancillary caring services in Kyrgyzstan. For the years ended December 31, 2021 and 2022, NewGenIvf generated approximately 22.3% and 52.6% of its revenue from surrogacy and ancillary caring services. For surrogacy services, NewGenIvf conducts implantation of embryos from biological parents in surrogate mothers. In addition, NewGenIvf provides a “success guarantee” program for egg donation services in Cambodia and surrogacy services in Kyrgyzstan. Under this optional program, patients pay additional fees of approximately 40% of the original price and can have repeated attempts of IVF cycles, egg donation services and/or surrogacy services until the procedures are successful. The additional costs to NewGenIvf are generally limited and amount to approximately 30% of the original costs because NewGenIvf’s clinics, together with the patients, can choose suitable egg donors and surrogate mothers to limit the additional costs. During the pregnancy period, NewGenIvf provides ancillary caring services including regular body check and provision of vitamins, supplements and medicines to surrogate mothers. Revenue from surrogacy and ancillary caring services is recognized at a point in time when the surrogate mother gives birth. Surrogacy services provide infertile couples with an alternative method of having children.

For the years ended December 31, 2021 and 2022, NewGenIvf’s revenue was US$4,118,210 and US$5,944,190, and its net income was US$61,468 and US$375,847, respectively.

Market Opportunity

According to CIC, NewGenIvf’s core market for fertility services is substantial and growing rapidly, driven by, among other things, societal and cultural shifts, such as people starting families later in life and other health-related challenges which could impact couples and individuals’ ability to have children. In addition, NewGenIvf believes that continued overall de-stigmatization of infertility will help drive better access to, and stronger demand for, fertility treatment services, thereby further enabling the expansion of NewGenIvf’s addressable market. According to CIC, the market size of fertility treatments in Asia Pacific was increasing steadily and the potential size of the Asia fertility market is expected to reach US$37.4 billion by 2030. NewGenIvf believes its market opportunity is substantial and is continuing to grow as a result of the rising demand for fertility services, the lack of adequate offerings in the market and the increasing awareness of the challenges of infertility.

Competitive Strengths

NewGenIvf believes that the following competitive strengths have positioned it to meet growing opportunities in the fertility market across Asia Pacific, and have differentiated it from its competitors:

Broad-range ARS Provider Offering Comprehensive Fertility Treatment Services

With almost a decade of experience in the fertility market, NewGenIvf has built a reputation in the IVF industry in Asia Pacific. NewGenIvf has reinforced its long-standing position through expanding its service offerings and locations to address the evolving clients’ needs or requests.

NewGenIvf’s comprehensive fertility treatment offerings in Thailand, Cambodia, and Kyrgyzstan, primarily including IVF, egg donation (in Cambodia) and surrogacy services (in Kyrgyzstan), make it convenient for clients in the Asia-Pacific market to have access to various fertility services but with a relatively low cost, as compared with the US market. According to CIC, the average cost per IVF cycle in the US is around US$12,000 (excluding medication), which is 65% higher than that of the Asia-Pacific market. Meanwhile, the average cost per IVF cycle by NewGenIvf is around US$7,000 (excluding medication). Each of NewGenIvf’s clinics in Thailand, Cambodia, and Kyrgyzstan has its own specialty, and together, NewGenIvf is able to provide more flexibility and options to its patients. For example, NewGenIvf’s Thailand clinic focus on IVF and related ancillary services including HIV sperm washing, egg freezing, and chromosome screening. The clinic in Cambodia specializes in providing both IVF services and egg donation services. NewGenIvf opened the clinic in Kyrgyzstan in 2019, which broadened NewGenIvf’s services by being legally qualified/received approval letter from The Ministry of Health of Kyrgyzstan to offer surrogacy services. As of December 31, 2022, NewGenIvf was the one of the few ARS providers in Kyrgyzstan and one of the few companies in Kyrgyzstan that is licensed to offer surrogacy services in Kyrgyzstan.

NewGenIvf attributes its track record of success to its experienced physicians and its ability to provide comprehensive ARS services, allowing it to meet patients’ increasing demand for advanced, high-end, and sophisticated ARS, a higher standard and a wider range of advanced services.

NewGenIvf has extensive experience serving Asia-Pacific patients and a deep understanding of their general profiles. In particular, NewGenIvf has personnel speaking multiple languages, including nurses, facilitators, and translators, who are familiar with the health condition and culture of Asia-Pacific patients from different countries in the region. NewGenIvf believes that it is therefore well-positioned to benefit from market growth driven by Asia-Pacific patients travelling to its clinics for treatment.

Attractive Market with Significant Demand and Fast Growth

NewGenIvf operates in the ARS market in Asia Pacific, positioning it to leverage on an attractive market with compelling underlying growth potential. According to CIC, during the years ended December 31, 2021 and 2022, the ARS market in Asia Pacific has experienced growth underpinned by long-term demographic and social trends. These trends include a rising demand for fertility services, the lack of adequate offerings in the market and the increasing awareness of the challenges of infertility, according to CIC.

According to CIC, the Asia Pacific ARS market is a large, multi-billion dollar industry growing at a strong pace of approximately 15% in 2022 as increased awareness and acceptance of IVF and surrogacy services continue to drive demand. Additionally, according to CIC, the market is underserved as a substantial percentage of patients in need of ARS treatments go untreated. The industry also remains capacity constrained thereby creating challenges in providing access to ARS to the volume of patients in need. According to CIC, as of December 31, 2022, there were more than 213 million infertile couples in Asia Pacific. While there have been substantial increases in the use of ARS, according to CIC, only approximately 1.47 million ARS cycles, including IVF, and other fertility treatments, were performed in Asia Pacific in 2022. This amounts to less than 1.1% of the infertile couples in Asia Pacific being treated and only 0.7% having a child though ARS in 2022, indicating significant unmet demand for ARS.

The Asia-Pacific fertility markets, in particular India and China, present a vast opportunity for ARS providers in the region. China’s ARS market has been driven by an increasing rate of infertility, the implementation of the Three-Child Policy in May 2021, a decreasing number of couples at childbearing age and increasing affordability and awareness of ARS, according to CIC. China’s ARS market size in 2021 and 2022 was US$2,105 million and US$2,069 million, respectively, and is expected to further grow to US$2.3 billion in 2023, according to CIC. India’s ARS market size increased from US$1.2 billion in 2021 to US$1.5 billion in 2022, and is expected to grow further to US$1.6 billion in 2023, according to CIC. NewGenIvf believes that its existing market presence and reputation in Thailand, Cambodia, and Kyrgyzstan well positions it to capitalize on the fast-growing Asia-Pacific fertility market.

According to CIC, the significant entry barriers in the Asia-Pacific ARS industry are expected to continue to constrain supply in the industry. The industry is heavily regulated and a significant number of stringent requirements must be satisfied in order to obtain relevant licenses to conduct IVF, egg donation and surrogacy procedures in the relevant countries. NewGenIvf believes that such barriers to entry can help it maintain its market position in Asia Pacific as the fertility market in the region continues to expand.

Built on years of experience, NewGenIvf has established a strong reputation in its industry. NewGenIvf has become a significant partner with many fertility service agents in China as well as in India, which have entered into agency agreements with NewGenIvf. Pursuant to NewGenIvf’s agreements with the agents, agents agree to market and promote IVF services and NewGenIvf pays the agents commission at a range of 10% to 25% of the treatment fees upon the completion of client’s treatment. With its partnerships in various countries, NewGenIvf believes it is able to better benefit from the growing market opportunities.

Exclusively Licensed Technology for Family Planning and Access to Mature Fertility Technologies

NewGenIvf believes that its licenses and/or access to mature technologies contribute to its ability to identify and tailor ARS services to individual patient’s needs. These technologies include:

•        MicroSort Technology:    NewGenIvf holds an exclusive license granted by a division of the Genetics and IVF Institute, to use MicroSort technology in Thailand and Cambodia, which is a form of pre-conception gender selection technology for humans. MicroSort technology aims to separate male sperm cells based on which gender chromosome they contain, which results in separated semen samples that contain a higher percentage of sperm cells that carry the same gender chromosome. The technology ultimately helps couples choose the gender of their future child by choosing semen samples that predominately contain sperm with the X chromosome for a female or Y chromosome for a male. Traditionally and naturally, gender selection occurs after conception, meaning after the eggs are fertilized. As a result, some fertilized eggs will go unused. However, with MicroSort technology, NewGenIvf is able to increase the ratio of male or female embryos, based on the patient’s preference. Eggs are more likely to be fertilized according to the preferences of the parents. Other improvements that MicroSort treatment could help achieve include prevention of certain gender-related hereditary diseases. As of December 31, 2022, NewGenIvf was one of the only seven exclusive license holders of MicroSort technology world-wide.

•        Preimplantation Genetic Screening (“PGS”):    PGS is used in parallel with an IVF treatment cycle. PGS is the practice of determining the presence of aneuploidy (either too many or too few chromosomes) in a developing embryo. PGS improves success rates of in vitro fertilization by ensuring the transfer of euploid embryos that have a higher chance of implantation and resulting in a live birth. PGS has improved clinical outcomes for NewGenIvf by achieving a higher implantation rate of 70.9% and reducing miscarriage rates by 26.6%.

•        Next-Generation Sequencing (“NGS”):    NGS is a high-throughput technology for determining the sequence of deoxyribonucleic acid (“DNA”) or ribonucleic acid (“RNA”) to study genetic variation associated with diseases or other biological phenomena. NGS determines the sequence of a sample all at once by using parallel sequencing. Traditional Sanger sequencing determines the sequence of a sample one section at a time. Sequencing thousands of gene fragments simultaneously with NGS reduces time and cost associated with sequencing and increases the coverage quality and data output.

•        Preimplantation Genetic Diagnosis (“PGD”):    Similar to PGS, PGD is also used in parallel with an IVF treatment cycle. But PGD is a process more enhanced than PGS since it scans for individual genes. PGD is the practice of evaluating embryos for specific genetic abnormalities, such as sickle cell disease or cystic fibrosis, where carrier status has been documented in each of the parents. By using this technique, physicians are able to check the genes or chromosomes for a specific genetic condition. PGD can decrease the risk of miscarriage and this technology can help women better achieve a healthy pregnancy. Individuals who suspect or know they carry genes for serious medical conditions may opt to screen for healthy embryos ahead of time.

Well Established Brand with Reliable Reputation

The founders of NewGenIvf entered the fertility market as agents in 2010 by introducing patients in need to a Thailand clinic for fertility treatments. The founders of NewGenIvf started to operate their own clinic in Thailand in 2014 and subsequently added clinics in Cambodia and Kyrgyzstan. Since then, NewGenIvf has attracted clients from countries throughout Asia Pacific, including Mainland China, Hong Kong, India, Thailand, Australia and Taiwan.

NewGenIvf benefits from favourable geographic locations of its clinics, especially the one in Thailand. Located in central Bangkok and situated in one of the biggest shopping malls of the city, the clinic is located in close proximity to various transportation facilities, such as BTS sky train, and is an approximately five-minute walk away from the popular Erawan Shrine. In this regard, NewGenIvf believes that its business has benefited from, and will continue to benefit from, the convenience of its locations.

NewGenIvf has developed a relatively replicable and scalable operating model that supports high productivity at its assisted reproductive medical facilities in Asia. Under this model, NewGenIvf’s medical facilities have established standardized operating procedures to select the treatment process according to each patient’s profile. NewGenIvf’s medical and operational personnel are organized into specialized teams according to the different stages of the treatment process and different patient profiles. When patients are initially admitted or would like to seek additional medical services later on, they are assigned to one of the optimal medical teams, which NewGenIvf believes is better suited after taking into account the patient’s diagnosis and preferences. NewGenIvf believes that this model allows each team to improve its efficiency and arrange suitable physicians for patients.

The physicians of NewGenIvf have also developed and employed an operating model that seeks to increase the effectiveness of physicians by utilizing standardized workflows and operating procedures with teams of supporting nurses and medical assistants. This helps to increase the number of IVF treatment cycles that physicians can perform while providing treatment customized based on patient conditions.

With its established client service history, accumulated experience as well as its continuous upgrades and development of treatment models, NewGenIvf believes that it will be able to better monetize its brands through its business.

Experienced Management Team

The NewGenIvf’s management team has considerable experience in the ARS market and the broader healthcare industry. A considerable number of NewGenIvf’s management are physicians or laboratory technicians who possess extensive experience in the ARS industry and are experts in their respective fields. NewGenIvf’s Chief

Executive Officer, Mr. Alfred Siu, has more than 13 years of experience in the fertility service market. Dr. Wiphawee Luangtangvarodom had over 10 years of experience as an obstetrician and gynecologist. NewGenIvf’s two lab supervisors, Ms. Anussara Phinyong, and Ms. Araya Boonchaisitthipong, each had over eight years of experience in the embryologist field. These individuals have extensive experience in managing assisted reproductive medical facilities. NewGenIvf is also led by other members of the professional management team, who are intimately involved in the operational and financial management of NewGenIvf’s Group. Leveraging their experience, NewGenIvf believes that it is well positioned to expand its network and aims to become a leader in the Asia Pacific ARS market.

Strategies

NewGenIvf’s vision is to provide tailored ARS solutions to fulfil patients’ dreams of becoming a parent. To realize this vision, NewGenIvf plans to adopt the following strategies:

Offer Broad Fertility Services for Fertility Tourists across Asia Pacific

NewGenIvf intends to provide broad fertility services for fertility tourists seeking high quality, cost effective and comprehensive fertility solutions. According to CIC, the demand for fertility tourism is driven by a variety of factors including the prevalence of infertility, the introduction of the Three-Child policy in China, the improved understanding of assisted reproductive technology and increased affordability of ARS. To address these needs, NewGenIvf plans to offer its customers a “hassle-free”, seamless and integrated ARS and hospitality arrangement experience. To complement its fertility services, NewGenIvf intends to integrate its offerings with additional services for traveling patients, most of whom are first-time fertility tourists, such as translation service, hotel arrangement and airport pickup services. NewGenIvf plans to enhance its customers’ experience by entering into exclusive cooperation arrangements with local premium hospitality providers.

Furthermore, NewGenIvf expects the easing of COVID-19 travel restrictions to contribute to an increase in tourists seeking fertility services. According to CIC, the COVID-19 pandemic led to a delay in many patients’ plans for fertility treatments, with travel restrictions and border closures impacting their ability to access care. On May 5, 2023, the WHO Director-General Dr. Tedros Adhanom Ghebreyesus announced that COVID-19 no longer constituted a public health emergency of international concern. The pent-up demand for these services is expected to be released with the lifting of the travel restrictions, leading to a surge in patients seeking fertility treatment. NewGenIvf’s believes that its strategy of offering a comprehensive approach to fertility treatments will help it capture a share of the growing market for fertility tourism in Asia Pacific.

Continue to Invest in Laboratories and Facilities

NewGenIvf believes laboratories and treatment facilities are critical to supporting its future research, development and clients experience. NewGenIvf currently operates two laboratories that offer IVF services, one in Thailand and one in Cambodia, and plans to continue to scale up its existing laboratories. NewGenIvf plans to continue to invest in upgrading its laboratories and facilities to complement its growth and expansion, which it believes will help NewGenIvf maintain an edge over its competitors with regard to technology, operational efficiency, scalability, and client experience.

NewGenIvf intends to develop advanced facilities for its existing laboratories, which will be conducting research on ARS related basic science and experiments relating to emerging technologies to improve ARS success rates and lower costs. NewGenIvf also plans to correlate its data on patient treatment protocols to the embryo physiologic data and the pregnancy success rate-related data to identify better treatment protocols to increase ARS success rates. NewGenIvf intends to continue to actively promote technological cooperation with tertiary institutions to discover ways to improve its IVF success rates. Furthermore, NewGenIvf seeks to actively deploy the technology that it possesses to expand the services it provides.

NewGenIvf has accumulated experience in treating patients over 40 years old with premature ovarian failure and patients who have had recurrent ARS implementation failure, by, for the example, injecting platelet rich plasma into the ovaries to stimulate and support growth of the follicles. NewGenIvf is also implementing certain technological advancements relevant to the ARS industry, including microfluidics, automated sperm analysers, time lapsed incubators, non-invasive preimplantation genetic testing (“PGT”) of cell-free DNA in spent media, automated systems for oocyte/embryo vitrification to reduce reagent consumption and decrease labor intensity, mitochondria replacement therapy to reconstruct oocytes by nuclear transfer of polar body genome from an MII oocyte into an enucleated donor MII cytoplasm, to increase the number of oocytes available for the treatment of infertile women, preimplantation methylome screening. There are also breakthrough developments in science including organ culture systems, induced pluripotent stem cells, embryonic stem cells, spermatogonial stem cells for creation of functional gametes, but these techniques are not yet ready for human clinical trials.

NewGenIvf also intends to develop clinically customised interior design concepts for its medical facilities, including improved service rooms, consultation rooms, reception areas, nutrition food areas, and traditional Chinese medicine (such as acupuncture) facilities.

Increase Brand Awareness and Market Share

NewGenIvf intends to maintain and strengthen its brand awareness and market share in Asia Pacific. In order to expand its reach and increase patient numbers, NewGenIvf plans to collaborate with local hospitals, companies, premium hospitality providers and other key players in the ARS industry in Asia Pacific. Additionally, NewGenIvf intends to increase brand awareness through social media promotions and marketing initiatives, and establishing its business development team with the goal of attracting new patients and partners across Asia Pacific. Meanwhile, NewGenIvf intends to provide innovative treatment services to attract more clients. For example, NewGenIvf plans to introduce IVF mental health services, which allows clients who fail in IVF treatments to access online consultation for further treatment plans such as egg donation and surrogacy. These new treatments services aim to enable NewGenIvf to attract potential clients. By adopting a comprehensive strategy to expand its market share, NewGenIvf aims to strengthen its reputation as a long-standing ARS provider and capture additional market share of the growingly ARS market in Asia Pacific.

Expand Service Reach Through Acquisitions and Partnerships

Leveraging its reputation and footprint in its current markets, NewGenIvf intends to expand its reach, services offering and client base through strategic acquisitions and/or partnerships in Asia Pacific. Acquisitions of or by companies offering similar services could not only allow NewGenIvf to diversify its client base, but also allow it to benefit from potential economies of scale and increasing efficiency through consolidation. NewGenIvf could also leverage the acquired or acquiring company’s customer base, reputation and expertise to further improve its offerings and operations. NewGenIvf intends to focus on ARS providers in Asia Pacific which possess all conventional licenses and locally recognized brands. For the global market beyond Asia Pacific, NewGenIvf intends to expand its footprint through partnerships with other IVF clinics.

In addition, NewGenIvf plans to explore expanding its client base by offering its fertility services as part of corporate benefit programs in Asia. NewGenIvf believes that there is potential in Asia in offering fertility treatments as a benefit for employees, particularly in companies with a large number of female employees of childbearing age. By partnering with corporate clients to provide fertility benefits, NewGenIvf can increase its market reach, enhance its brand reputation, and drive client growth. NewGenIvf’s broad range of fertility services, including IVF and egg freezing, can help corporate partners differentiate their employee benefits in the competitive employment landscape, which could make them more attractive to potential employees. Additionally, by offering these services, companies can help address the growing concern of delayed childbearing, which is becoming more common among women according to CIC. NewGenIvf plans to collaborate with potential corporate clients to develop customized fertility benefit programs that cater to their specific needs, and to provide comprehensive support and counselling throughout the process.

Meanwhile, NewGenIvf also intends to attract more clients by establishing its “home country gynecologist partnership program”. Under the program, NewGenIvf may, subject to its discretion and screening process, offer treatment services to clients with reduced time requirements to be spent overseas. Depending on local laws, the potential clients may be able to complete their treatments with gynecologists NewGenIvf partners with, in their home countries.

Business

Business Model

With a focus on providing fertility treatments to fulfil couples and individuals’ dreams of raising children, NewGenIvf offers mainly two services, namely: (i) IVF treatment service, comprising traditional IVF and egg donation; and (ii) surrogacy and ancillary caring services. The following table sets forth NewGenIvf’s revenue by service offerings and as a percentage of total revenue for the periods indicated:

	For the Year ended December 31,
	2021		2022
	US$	%	US$	%
IVF Treatment Service	3,199,683	77.7	2,819,163	47.4
Surrogacy and Ancillary Caring Services	918,437	22.3	3,125,027	52.6
Total Revenue	4,118,120	100.0	5,944,190	100.0

IVF Treatment Service

NewGenIvf primarily provides its clients with conventional IVF/ICSI and embryo transfer services. NewGenIvf is also able to, through MicroSort technology, help fulfill the family-balancing dreams of its clients and avoiding certain gender-related hereditary diseases.

IVF treatments that NewGenIvf provides address tubal factor, ovulatory dysfunction, diminished ovarian reserve, endometriosis, uterine factor, male factor, unexplained infertility and other causes. IVF bypasses the function of the fallopian tube by achieving fertilization within a laboratory environment. Ovarian hyper-stimulation is common with IVF treatments to recruit numerous follicles to increase the chances for success. Follicles are retrieved trans-vaginally using a vaginal probe and ultrasound guidance. Anaesthesia is frequently used due to the number of follicles retrieved and the resulting discomfort experienced by the patient. The eggs are identified in the follicular fluid and combined with sperm and culture medium in culture dishes, which are placed in an incubator with a temperature and gas environment designed to mimic the condition of the fallopian tubes. Once the embryos develop, typically over a 3-to-5-day period, they are transferred to the uterine cavity. According to CIC, the average clinical pregnancy success rates, using 5-day incubation, averaged approximately 64.6% (with no PGT) for IVF, with live birth rate at approximately 28.7%.

As a long-standing IVF treatments provider in Asia Pacific, NewGenIvf had completed over 3,500 cycles of IVF treatments from 2014 to 2022. For the years ended December 31, 2021 and 2022, the revenue from NewGenIvf’s IVF treatments was US$3,199,683 and US$2,819,163, respectively, representing 77.7% and 47.4% of its total revenue in the corresponding periods.

IVF Treatments Process

A typical IVF treatment process mainly includes two stages, the pre-IVF treatment stage and the IVF treatment stage. During the IVF treatment process, NewGenIvf also provides support services such as nutrition guidance and psychological counselling. The flow chart below shows the stages involved in a typical IVF treatment process:

At the pre-IVF treatment stage, clients attend an initial consultation, undergo pre-IVF tests, and undergo treatment for gynaecological and andrological diseases, if needed. At the initial consultation, a physician reviews the clients’ detailed medical history to collect more information relating to the potential cause of their infertility. The client then undergoes various pre-IVF tests, which may include, among other things, blood pressure, hormone level, ultrasound, infectious disease screening, uterine evaluation and male fertility test. The physician will then design treatment plans based on the client’s medical history and results of the tests. If the client is satisfied with treatment plan and the test results are acceptable to the physician, the physician will prescribe medications and start stimulation treatment.

The first step of the cycle is to boost egg production through injecting synthetic hormones. Over about one week of ovarian stimulation, clients are monitored on a regular basis with blood test and transvaginal ultrasound. If follicles have reached at least 10 mm in size, an additional antagonist drug will be added into the daily injection schedule. This is used to prevent ovulation before ovum pickup time. After another few days of ovarian simulation, if follicle growth is consistent and majority of follicles are around 16 mm to 17 mm, the final injection of a human chorionic gonadotropin will be administered. The trigger injection is the final step of the stimulation process and is for the maturation of the eggs in the follicles before they are collected. The next major step is to retrieve the eggs with a minor surgical procedure called Trans Vaginal Follicle Aspiration conducted under anaesthesia. At the same time the male partner collects the sperms for fertilizing the eggs in the laboratory by a process known as intracytoplasmic sperm injection. The fertilized embryos are cultured in the laboratory for two to six days. Embryos that grow well are biopsied and tested by PGT to detect potential genetic diseases.

The final step is to transfer the embryos into the uterus using a catheter. Within eight days after the embryo transfer, a blood test can be conducted to detect whether the implantation was successful.

MicroSort Technology

MicroSort technology is a preconception process developed by the Genetics and IVF Institute, Inc. that aims to improve the chances that the baby to be conceived will be of the desired gender and prevents certain gender-related hereditary diseases.

Semen samples usually contain equal amounts of sperm carrying the Y chromosome (which will produce a boy), and sperm carrying the X chromosome (which will produce a girl). During the MicroSort process, the sperm sample is washed to remove seminal liquid and nonmotile cells. After the washing, the sample is stained with a special fluorescent material that attaches to the DNA contained in the sperm. The stained sperm cells are analyzed one by one by a flow cytometer, in which cells pass through a laser to make the stain attach to the DNA fluoresce. The sperm containing the X chromosome (which have more DNA and therefore more stain) will shine brighter than the sperm containing the Y chromosome. The flow cytometer uses a special software to identify X and Y chromosome sperm based on their fluorescence signature. The sperm carrying the chromosome that will produce the desired gender are separated from the rest of the sample -resulting in an enriched sperm sample ready for use.

NewGenIvf holds an exclusive license granted by a division of the Genetics and IVF Institute, MicroSort International, to use the MicroSort technology in Thailand and Cambodia. MicroSort licenses for NewGenIvf’s operation in Thailand and Cambodia are each provided under a lease and service agreement. In April 2019, First Fertility PGS entered into a Lease and Services Agreement with MicroSort International to use MicroSort equipment in Thailand and in March 2019, Phnom Penh Center entered into a Lease and Services Agreement with MicroSort International to use MicroSort equipment in Cambodia (together, the “Lease and Services Agreements”). Pursuant to the Lease and Services Agreements, First Fertility PGS and Phnom Penh Center each has the exclusive right to utilize the MicroSort equipment and to market and sell MicroSort sperm sorting services in Thailand and Cambodia, respectively. MicroSort International is responsible for the maintenance of MicroSort equipment and technical and engineering support. The term of each Lease and Service Agreements is initially from 2019 to 2024, which shall be automatically renewed for one year unless a written notice of at least 180 days prior to the intended termination date is provided. The consideration under each of the Lease and Services Agreements is US$9,000 per month after six months from the effective date of the agreements. MicroSort International was entitled to a down payment of US$15,000 per agreement and the aggregated amounts received by it under the agreements was US$328,500. During the term of each lease and service agreement, MicroSort grants NewGenIvf the exclusive right in that country to utilize the MicroSort equipment and market MicroSort services. The term of each lease and service agreement is initially from 2019 to 2024, which shall be automatically renewed for one year unless a written notice at least 180 days prior to the intended termination date is provided. The flow chart below shows the process involved in MicroSort:

Preimplantation Genetic Screening

PGS is used in parallel with an IVF treatment cycle. PGS is the practice of determining the presence of aneuploidy (either too many or too few chromosomes) in a developing embryo. PGS improves success rates of in vitro fertilization by ensuring the transfer of euploid embryos that have a higher chance of implantation and resulting in a live birth. PGS has improved clinical outcomes for NewGenIvf by achieving a higher implantation rate of 70.9% and reducing miscarriage rates by 26.6%.

Next-Generation Sequencing

NGS is a high-throughput technology for determining the sequence of deoxyribonucleic acid DNA or RNA to study genetic variation associated with diseases or other biological phenomena. NGS determines the sequence of a sample all at once by using parallel sequencing. Traditional Sanger sequencing determines the sequence of a sample one section at a time. Sequencing thousands of gene fragments simultaneously with NGS reduces time and cost associated with sequencing and increases the coverage quality and data output.

Preimplantation Genetic Diagnosis

Similar to PGS, PGD is also used in parallel with an IVF treatment cycle. But PGD is a more enhanced process than PGS since it scans for individual genes. PGD is the practice of evaluating embryos for specific genetic abnormalities, such as sickle cell disease or cystic fibrosis, where carrier status has been documented in each of the parents. By using this technique, physicians are able to check the genes or chromosomes for a specific genetic condition. PGD can decrease the risk of miscarriage and this technology can help women achieve a healthy pregnancy. Individuals who suspect or know they carry genes for serious medical conditions may opt to screen for healthy embryos ahead of time.

Surrogacy and Ancillary Caring Services

NewGenIvf also generated revenue from surrogacy services and related ancillary caring services in Kyrgyzstan. NewGenIvf conducts implantation of embryos from biological parents in surrogate mothers. During the pregnancy period, NewGenIvf provides ancillary caring services including regular body check and provision of vitamins, supplements and medicines to surrogate mothers. Revenue from surrogacy and ancillary caring services is recognized when the surrogate mother gives birth. Surrogacy services provide infertile couples with an alternative method of having children. In general, NewGenIvf provides certain discount to clients if they wish to pursue additional services such as egg donation and surrogacy, after several cycles of IVF treatments failures due to medical reasons including, but not limited to, the poor egg quality of aged female clients.

As compared to other countries, Kyrgyzstan has the following features that allow NewGenIvf to operates its surrogacy services: (i) surrogacy is legal and regulated, which means that there are less restrictions on either intended parents or surrogate mothers, and a parent-child relationship can be requested before the child’s birth; and (ii) the costs of operation and surrogate mother is favourable, given the cost of living in Kyrgyzstan is relatively low.

In addition to the regular surrogacy services, NewGenIvf is also able to assist the clients with birth certificate applications and facilitate the application of infants’ passports and visas as supplemental services.

For the years ended December 31, 2021 and 2022, the revenue from NewGenIvf’s surrogacy and ancillary caring services was US$918,437 and US$3,125,027, respectively, representing 22.3% and 52.6% of its total revenue in the corresponding periods.

The flow chart below shows the stages involved in a typical surrogacy process:

In Kyrgyzstan, NewGenIvf also provides ancillary fertility services when carrying out surrogacy services. These ancillary fertility services include: (i) maternity caring service, and (ii) documentation service.

Network of Facilities

As of December 31, 2022, NewGenIvf had one marketing and sales support office located in Hong Kong and three clinics located in Thailand, in Cambodia, and in Kyrgyzstan, respectively. The integration of the medical facilities in Thailand help NewGenIvf provide a more seamless one-stop experience to its clients. Set out below is an illustration of the locations of NewGenIvf’s clinics and marketing and sales office:

RUSSIA
First Fertility Bishkek Kyrgyzstan
KAZAKHSTAN
MONGOLIA
UZBEKISTAN
TURKMENISTAN
TURKEY
CHINA
NORTH KOREA
SOUTH KOREA
JAPAN
SYRIA
IRAQ
IRAN
AFGHANISTAN
PAKISTAN
NEPAL
SAUDI ARABIA
INDIA
OMAN
YEMEN
MYANMAR
LAOS
TAIWAN
Sales & Marketing office Hongkong
PHILIPPINES
THAILAND
VIETNAM
First Fertility PGS Center Bangkok Thailand
First Fertility Phnom Penh Cambodia
SRI LANKA
MALDIVES
BRUNEI
MALAYSIA
INDONESIA
NewGen IVF
First Fertility Group Mapping

The following table sets forth the approximate aggregate average gross floor area (“G.F.A.”) of each of NewGenIvf’s clinics that were under lease and actively used for client service as of December 31, 2022:

As of December 31, 2022
(Square Feet)
Thailand
First Fertility PGS Center Co., Ltd. (“First Fertility PGS Center”)	6,582

Cambodia
First Fertility Phnom Penh Center (“Phnom Penh Center”)	7,535

Kyrgyzstan
First Fertility Bishkek Limited Liability Company (“First Fertility Bishkek”)	1,615

Aggregate G.F.A	16,486

To increase the scale of NewGenIvf’s operations, NewGenIvf expanded its Thailand fertility services by leasing a new property for its second clinic Erawan Consultation Clinic in May 2023. Consisting of approximately 2,500 sq. ft., Erawan Consultation Clinic is expected to open in September 2023.

Currently, IVF treatments are performed in its Thailand and Cambodia clinics, egg donation services are provided in its Cambodia clinic, and surrogacy services are provided in its Kyrgyzstan clinic. The following table summarises the services available at NewGenIvf’s clinics:

	IVF Treatments	Surrogacy Services
Thailand
First Fertility PGS Center	√	×

Cambodia
Phnom Penh Center	√	×

Kyrgyzstan
First Fertility Bishkek	×	√

____________

√ — Yes

× — No

The following table sets forth a breakdown of revenue from services performed at NewGenIvf’s medical centers for the periods indicated:

	For the Year ended December 31,
	2021		2022
	US$	%	US$	%
Thailand	693,900	16.9	505,609	8.5
Cambodia	313,737	7.6	377,608	6.4
Kyrgyzstan	3,110,483	75.5	5,060,973	85.1
Total Revenue	4,118,120	100.0	5,944,190	100.0

Thailand Clinic

As of December 31, 2022, NewGenIvf had one clinic in Thailand. At the clinic in Thailand, NewGenIvf offers its clients customized fertility treatment solutions including IVF/ICSI, embryo culture, hormonal blood tests, infectious diseases tests, chromosome screening by PGT, hysteroscopy, sperm analysis, sorting, washing and freezing, and egg freezing. Its medical and operational personnel are organized into specialized teams according to the different stages of the IVF treatment process and different patient profiles. When clients are admitted, they are assigned to a team which NewGenIvf believes is better suited the clients after taking into account the clients’ diagnosis and preferences. Furthermore, NewGenIvf also provides related value-added services such as nutrition guidance, psychological counselling, acupuncture, and translation interpreters to supplement the IVF treatment. NewGenIvf prides itself on providing quality and customized treatment to its clients on a day-to-day basis.

As of December 31, 2022, the clinic in Thailand had one full-time physician, six embryologists, four nurses and 11 other staff.

Cambodia Clinic

NewGenIvf has one clinic, Phnom Penh Center, in Cambodia. Phnom Penh Center is staffed with one Cambodian physician, three embryologists, five nurses and twelve other staff, and offers similar IVF treatments as in Thailand and egg donation services. Phnom Penh Center operates under a license issued by Cambodia MOH for the Cambodian physician, who has entered into an agreement with Phnom Penh Center for the exclusive use of such license.

After eight years of development since its opening in 2015, Phnom Penh Center has become one of the long-standing ARS providers in Cambodia. According to CIC, it was the first to use conventional IVF technology which led to a successful birth in 2016 in Cambodia. Since its establishment, Phnom Penh Center achieved more than 1,600 IVF treatment cycles as of December 31, 2022. As of December 31, 2022, Phnom Penh Center had achieved high customer satisfaction rates owing to its IVF philosophy that concentrates on three key points in the treatment process: the mother’s wellbeing, the technology used to assist mothers deliver a strong and healthy baby and the medical science used to ensure every chance of success for women in various age spectrums.

Clinic in Kyrgyzstan

NewGenIvf established First Fertility Bishkek in October 2019 in Kyrgyzstan for its surrogacy services, as Kyrgyzstan has supply of surrogate candidates at a relatively low cost and a more friendly legal environment for surrogacy services. In 2020, First Fertility Bishkek obtained the license to provide ARS and surrogacy services, becoming one of the few facilities licensed to offer ARS and one of the facilities licensed to offer surrogacy services in Kyrgyzstan as of December 31, 2022, according to CIC. In addition, NewGenIvf also provide related ancillary fertility services when carrying out surrogacy services. These ancillary fertility services include: (i) maternity caring service, and (ii) documentation service.

Physicians at First Fertility Bishkek have expertise in sourcing surrogate mothers, techniques of embryo transfers, prenatal care, baby delivery, and postnatal care. First Fertility Bishkek also collaborates closely with Phnom Penh Center in arranging shipment of frozen embryos. NewGenIvf hires local physicians and local staff. NewGenIvf also provides training for newly admitted Kyrgyzstan physicians and embryologists in Thailand. Some personnel who had relevant experience in Kyrgyzstan had also been sent from Cambodia to Kyrgyzstan to help manage such operations from time to time.

As of December 31, 2022, First Fertility Bishkek had one full-time physician, one embryologist, two nurses, and ten other staff.

Professionals

Licensed Physicians

As of December 31, 2022, NewGenIvf contracted with five licensed physicians, among which one was based in Cambodia and the other four were based in Thailand. Most of NewGenIvf’s physicians had over 10 years of experience or above. The following table summarises the number and types of such licensed physicians of December 31, 2022.

Country	Licensed physician	Licenses and Approvals	Effective Period	Issuing Authority
Cambodia	Mr. Keut Serey	Decision on permission for beauty treatment operation	December 14, 2022 – December 14, 2026	The Ministry of Health of Cambodia
Thailand	Dr Patsama Vichinsartvichai	Medical Facility Operating License number 288006	August 12, 2022 – December 31, 2023	The Ministry of Health of Thailand
		Number 30920 Medical Practitioner License	April 1, 2004 – Indefinite	The Ministry of Health of Thailand
		Number 26443/2556 Reproductive Medicine Diploma	July 1, 2013 – Indefinite	Medical Council of Thailand
		Certificate number obscured OB-Gyn License	October 13, 2010 – Indefinite	Medical Council of Thailand
Thailand	Dr Keatthisak Boonsimma	Number 31801 Medical Practitioner License	April 1, 2005 – Indefinite	Royal Thai College of Obstetricians and Gynaecologists of Thailand
		Number 22624/2554 OB-Gyn License	July 1, 2014 – Indefinite	Medical Council of Thailand
		Number 40962/2563 Reproductive Medicine Diploma	July 1, 2020 – Indefinite	Medical Council of Thailand

Country	Licensed physician	Licenses and Approvals	Effective Period	Issuing Authority
Thailand	Dr Seree Teerapong	Number 15231/2564 Reproductive Medicine License	July 1, 2021 – Indefinite	Medical Council of Thailand
		Number 4576/2533 OB-Gyn License	July 12, 1990 – Indefinite	Medical Council of Thailand
		Number 11544 (replacement) Medical Practitioner License	April 12, 1984 – Indefinite	Medical Council of Thailand
Thailand	Dr Wiphawee Luangtangvarodom	Number 38347/2562 OB-Gyn License	August 1, 2019 – Indefinite	Medical Council of Thailand
		Number 43217/2564 Reproductive Medicine License	July 1, 2021 – Indefinite	Medical Council of Thailand
		Number 48510 Medical Practitioner License	April 1, 2014 – Indefinite	Medical Council of Thailand

Agreements with Physicians

NewGenIvf enters into independent physician agreements or employment contracts with its physicians. The terms and conditions and the format of the agreements NewGenIvf enters into with each of its physicians vary, depending on the physician’s seniority and practise nature.

Customers

For the years ended December 31, 2021 and 2022, the majority of NewGenIvf’s clients were from China (including mainland China and Hong Kong). The number of Thai and Cambodian local patients generally increased in 2021 and 2022 compared with earlier years due to the impact of COVID-19 on international travel. NewGenIvf enters into a service agreement with each of its customers that outline, among other things, the scope of services, service fees, payment terms and rights, responsibilities and obligations of each party. Customers are not entitled to enjoy the relevant services until outstanding amounts have been settled pursuant to the relevant contract. Sales to individual consumers did not vary significantly and none of the customers contribute more than 10% of NewGenIvf’s revenue for the years ended December 31, 2021 and 2022.

The following table sets forth a breakdown of NewGenIvf’s customers by major countries (determined by the passports they provided to NewGenIvf for registration) and as a percentage of the total customers for the periods indicated(1):

	For the Year ended December 31,
	2021				2022
	First Fertility PGS Center	Phnom Penh Center	Total	%	First Fertility PGS Center	Phnom Penh Center	Total	%
China(2)	102	75	177	63	66	117	183	72
India	8	2	10	4	16	—	16	6
Thailand	78	1	79	28	25	3	28	11
Cambodia	—	14	14	5	—	22	22	9
Others(3)	—	3	3	1	—	5	5	2
Total	188	95	283	100	107	147	254	100

____________

(1)      Customers of First Fertility Bishkek are the same customers of Phnom Penh Center.

(2)      Include customers from mainland China and Hong Kong.

(3)      Include customers from Philippines, Singapore, USA, Korea, Nigeria and UK.

Sales and Marketing

For the years ended December 31, 2021 and 2022, NewGenIvf promoted brand awareness through its sales teams and, in many cases, through cooperating with third-party agencies and partners.

NewGenIvf’s sales teams have broad experience in fertility services and are responsible for identifying potential clients and managing the overall sales process. NewGenIvf’s sales team primarily relies on social media marketing, word-of-mouth referrals, recognition of its brand, printed advertisements and marketing events. NewGenIvf spends marketing expenses on placing advertisements through popular social media platforms, maintaining the official website of NewGenIvf and sending information through its official accounts on social media platforms.

Supply and Procurement

NewGenIvf’s procurement is mainly for medications, laboratory media and reagents, laboratory consumables, and blood test reagents. As of December 31, 2022 and 2021, four and three suppliers individually contributed more than 10% of the Group’s trade payable, in aggregate accounting for 69.8% and 74.0% of the Group’s trade payables, respectively. For the year ended December 31, 2022 and 2021, two and two vendors contributed more than 10% of total purchases of the Group, in aggregate accounting for 55.3% and 35.6% of the Group’s total purchases, respectively. NewGenIvf’s procurement team is experienced in selecting cost-effective supplies as well as selecting reliable suppliers. NewGenIvf’s major suppliers are pharmaceutical companies.

Competition

NewGenIvf believes that it is a long-standing provider of ARS in Asia Pacific that competes primarily based on the following competitive factors:

•        the value and comprehensiveness of the solutions;

•        treatment that is effective and achieves desired outcomes;

•        clients’ experience, including dedicated patient education, clinical guidance and emotional support; and

•        access to a network of high-quality fertility specialists.

NewGenIvf competes primarily with other regional fertility service providers. While NewGenIvf does not believe any single competitor offers a comparably robust and integrated fertility solution package as NewGenIvf in the regions that it operates, NewGenIvf’s competitors may compete in a variety of ways, including by providing better services, having established local connections, fulfilling evolving client needs, as well as conducting brand promotions and other marketing activities.

As NewGenIvf may introduce new ancillary services and other companies may introduce similar fertility services as NewGenIvf’s, NewGenIvf may become subject to additional competition.

Facilities

As of December 31, 2022, in addition to its clinics, NewGenIvf leased one property in Hong Kong with an aggregate square footage of approximately 8,000 for its administration support offices. NewGenIvf also operates its medical facilities as described above in “— Network of Facilities” above. NewGenIvf believes that its existing facilities are suitable and adequate to meet its current needs.

Employees

As of December 31, 2022, NewGenIvf had altogether 67 full-time employees, among which 60 are based in Thailand, Cambodia and Kyrgyzstan. NewGenIvf aims to attract and retain employees with the skills, and experience necessary to implement its growth strategy. The following table sets forth the number of its employees in Thailand, Cambodia and Kyrgyzstan by function as of December 31, 2022:

Function	Number of employees
Thailand
Medical professionals	13
Administrative staff and others	9
Sub-total	22
Cambodia
Medical professionals	9
Administrative staff and others	12
Sub-total	21
Kyrgyzstan
Medical professionals	4
Administrative staff and others	10
Sub-total	14
Hong Kong
Administrative staff and others	7
Total	64

Insurance

NewGenIvf is in the process of purchasing and intends to maintain professional malpractice liability insurance for its physicians and nurses. The insurance will only cover malpractice claims made during the term of the relevant employment agreement entered into between such physician or nurses and NewGenIvf. Such coverage will apply only to the practice performed for NewGenIvf and specifically excludes any other practise such physician or nurse may engage in.

Corporate History

NewGenIvf was incorporated in the Cayman Islands in 2019 as a company with limited liability under the Cayman Islands Companies Law. NewGenIvf is a holding company without any business operations, and conducts all of its operations and generates all of its revenue through its entities in Thailand, Cambodian and Kyrgyzstan.

The Group’s history traces back to 2010 when the founders of NewGenIvf entered the market as an agent by introducing patients in need to Thailand clinics for fertility treatments. NewGenIvf commenced its operations in 2014 in Thailand and later in Cambodia and Kyrgyzstan. Set out below is an illustration of the key milestones of NewGenIvf as of December 31, 2022:

Group Structure

The following chart shows NewGenIvf’s group structure as of June 30, 2023, including its principal subsidiaries.

Government Regulation

As a participant in the health care industry, NewGenIvf is required to comply with extensive and complex laws of regulations where it operates its clinics. NewGenIvf has attempted to structure its operations to comply with laws, regulations and other requirements applicable to NewGenIvf’s clinics, but there can be no assurance that NewGenIvf’s operations will not be challenged or impacted by enforcement initiatives.

Licensing and Licensed Personnel

Many countries have licensure or registration requirements for entities acting as a medical services provider. The scope of these laws differs from country to country, and the application of such laws to the activities of fertility treatment is often unclear. Given the nature and scope of the solutions and services that NewGenIvf provides, it is required to maintain the License to Operate Medical Facility Business (Sor.Por.7), the License to Manage

Medical Facility Business (Sor.Por.19), License to Certify the Standard of Service relating to Medically Assisted Reproductive Technology (KorThorPhor.9), and personnel licenses, i.e. license of medical professionals, nursing professionals, medical technology professionals, pharmaceutical professions and other applicable licenses in Thailand, Approval on Opening of Medical Clinic, Approval on Opening of Pharmacy and relevant approvals to conduct IVF, embryo implant and/or transfer activities issued by Cambodia MOH in Cambodia and licenses to carry out private medical activities (including diagnostics and treatment gynecological diseases, supervision of pregnant women before childbirth, IVF in outpatient and day hospital conditions (for 4 beds)) in Kyrgyzstan, respectively, and to ensure that such licenses and registrations are in good standing on an annual basis. NewGenIvf is licensed, has licensure applications pending before appropriate regulatory bodies, is exempt from licensure or registration, or is otherwise authorized under such laws in those countries in which it provides its services. These licenses require it to comply with the rules and regulations of the governmental bodies that issued such licenses. NewGenIvf’s failure to comply with such rules and regulations could result in criminal and/ or administrative penalties, the suspension of a license, or the loss of a license, all of which could negatively impact its business. First Fertility PGS had provided arrangements of accommodation without additional charges for its patients without a tourism license in Thailand, all of which was subsequently ceased in early 2023. Pursuant to the Tourism Business and Guide Act 2551 (2008) of Thailand, a maximum fine of THB500,000 may be imposed on First Fertility PGS as a result of the above activity without a tourism license in Thailand.

NewGenIvf is unable to predict, however, how its services may be viewed by regulators over time, how these laws and regulations will be interpreted, or the full extent of their applicable. If a regulatory authority in any country determines that the nature of its business requires that NewGenIvf be licensed under applicable laws, it may need to restructure its business or it may need to comply with any related requirements, such as obtaining relevant license, paying additional regulatory fees and/or penalties for previous non-compliance with relevant licensing requirements, which could adversely affect its results of operation. Additionally, in extreme case, NewGenIvf may need to cease operations until it is able to obtain appropriate licensure, which may adversely affect its revenue for a period of time that it cannot estimate.

Patients’ Right Protection

There has been an increased awareness of patients’ rights in Thailand, Cambodia and Kyrgyzstan, especially with the issuance of the Constitution of the Kingdom of Thailand, the Act on Court Proceedings for Consumer Cases B.E. 2551 (2008) (as amended), National Health Act B.E. 2550 (2007), and other applicable laws in Thailand, the Civil Code dated December 8, 2017 as amended by the Law on Implementation of the Civil Code dated May 31, 2011, Law on Management of Donation and Transplantation of Human Cells, Tissues, and Organs (2016) and Sub-Decree No. 61 on the Code of Medical Ethics (2003) in Cambodia, Constitution of Kyrgyzstan of May 5, 2021, Civil Code, Part I of May 8, 1996 No. 15, Law on Health Protection of Civilians of Kyrgyzstan of January 9, 2005 No. 6, Law on Reproduction Rights and on Guarantees of their Realization of July 4, 2015 No. 148, Law on status of medical worker of May 28, 2013 No. 81 and other relevant applicable laws in Kyrgyzstan, which enables consumers and patients to file suits more easily against healthcare service providers. Furthermore, treatment of more complex medical conditions has no guaranteed positive outcome, which subjects it to an increased likelihood of medical malpractice suits. Such lawsuits could result in hefty compensation payments or damage to NewGenIvf’s reputation, which may have a material adverse effect on its business, financial condition, results of operations and prospects.

Meanwhile, Thailand is considering enacting a Patient Protection Bill. The bill, if issued, is to alleviate disputes between patients and healthcare providers, which have an impact on the healthcare system in Thailand as a whole. The compensation outlined in the bill will assist patients in claiming damages, thereby fostering a positive relationship between patients and healthcare providers. Consequently, the rate of disputes is expected to decrease. The provisions under the bill would require healthcare providers to compensate patients in a timely manner, sometimes without requiring proof of wrongdoing. The bill also contemplates setting up a patient protection fund for damages to patients pursuant to which healthcare providers have to make mandatory contributions according to the rules determined by a patient protection committee. Failure by it to comply with applicable rules and regulations could result in penalties, the loss of regulatory permits and damage to NewGenIvf’s business reputation, each of which could have a material adverse effect on its financial condition and results of operations.

Furthermore, the Protection for children born through Assisted Reproductive Technology Act B.E. 2558 (2015) of Thailand was promulgated with the intention to appropriately designate the legitimate parenthood status of a child born using medically assisted reproductive technology and regulate any medical scientific research on embryology and medically assisted reproductive technologies to prevent the misuse of medically assisted reproductive technologies. NewGenIvf is therefore under the supervision of a Committee of the Protection for Children Born through Medically Assisted Reproductive Technology, which is a committee established to control, inspect, supervise and formulate various policies relating to such acts. In Cambodia and Kyrgyzstan, all health establishments, including private medical clinics, are under the supervision of the Cambodia MOH and the Ministry of Health of Kyrgyzstan, respectively, which each governs and regulates the operation of medical clinics and activities of medical practitioners in respective countries. In particular, the Medical Council of Cambodia, Cambodian Council of Nurses, Cambodian Midwives Council and the Pharmaceutical Council of Cambodia, all assist the Cambodia MOH to supervise and monitor the practice of health professionals in Cambodia. IVF/embryo implant/transfer activities are subject to an approval by the Cambodia MOH.

Privacy and Security Requirements

There are numerous laws and regulations related to the privacy and security of health information in each country. In particular, regulations promulgated pursuant to PDPA, Data Protection Law, as well as Regulation of Registration of Personal Data Holders (Owners) approved by the Resolution of the Cabinet of Ministers of KR of November 18, 2022, Offences Code No. 128 of October 28, 2021 of Kyrgyzstan establish privacy and security standards in each country that limit the collection, use, and/ or disclosure of certain individually identifiable health information, whether directly or indirectly (excluding the information of the deceased person) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. The privacy regulations established under the PDPA and Data Protection Law also provide patients with rights related to understanding and controlling how their protected health information is collected, used and/ or disclosed. As a provider of services to entities subject to the PDPA and Data Protection Law, NewGenIvf is directly subject to certain provisions of the regulations. To the extent permitted by applicable privacy regulations and contracts with its clients, NewGenIvf is permitted to use and disclose protected health information to perform its services and for other limited purposes, but other uses and disclosures, such as marketing communications, require written authorization from the patient or must meet an exception specified under the privacy regulations.

NewGenIvf also has downstream entities which provide it with services and are also subject to applicable regulations. If NewGenIvf or any of its downstream entities are unable to properly protect the privacy and security of protected health information entrusted to it, it could be found to have breached its contracts with its clients and be subject to investigation by the relevant supervision institution, i.e., the Office of the Personal Data Protection Committee of Thailand (the Government Authority under the PDPA), the Cambodia MOH and the Agency. In the event the Office of the Personal Data Protection Committee or the Agency finds that NewGenIvf has failed to comply with applicable privacy and security standards, it could face civil, criminal, and/ or administrative penalties. In addition, the Office of the Personal Data Protection Committee performs compliance audits in order to proactively enforce the privacy and security standards. The Office of the Personal Data Protection Committee has become an increasingly active regulator and has signaled its intention to continue this trend. The Office of the Personal Data Protection Committee has the discretion to impose penalties and may require companies to enter into resolution agreements and corrective action plans which impose ongoing compliance requirements. The Office of the Personal Data Protection Committee’s enforcement activity, or audit related to incident regarding it or its downstream entity, can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. Although NewGenIvf has implemented and maintain policies, processes and compliance program infrastructure to assist it in complying with these laws and regulations and its contractual obligations, NewGenIvf cannot provide assurance regarding how these laws and regulations will be interpreted, enforced or applied to its operations. In associated with enforcement activities and potential contractual liabilities, its ongoing efforts to comply with evolving laws and regulations might also require it to make costly system purchases and/or modifications or otherwise divert significant resources to compliance initiatives from time to time.

Other Privacy and Security Requirements

In addition, numerous other laws govern the collection, dissemination, use, access to and confidentiality of personal information. For example, the Law on E-Commerce of Cambodia (2019) places an obligation on those who electronically store private information to use all means to ensure that the information is protected by security safeguards in every reasonable circumstance to avoid the loss, access, use, modification, leakage, or disclosure of the information, except with the consent of the data owner or other lawfully authorized party. The Law on E-Commerce also prohibits individuals from dishonestly accessing, downloading, copying, extracting, leaking, deleting, modifying, or otherwise interfering with data stored by other persons. Applicable laws are contributing to increased enforcement activity and may also be subject to interpretation by various courts and other governmental authorities.

Certain of NewGenIvf’s solutions and services involve the transmission and storage of client data in various jurisdictions, which subjects the operation of those solutions and services to privacy or data protection laws and regulations in those jurisdictions. While NewGenIvf believes those solutions and services comply with current regulatory and security requirements in the jurisdictions in which it provides these solutions and services, there can be no assurance that such requirements will not change or that it will not otherwise be subject to legal or regulatory actions. The laws and regulations are rapidly evolving and changing, and could have an adverse impact on its operations. These laws and regulations are subject to uncertainty in how they may be interpreted and enforced by government authorities and regulators. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase its operational costs, prevent it from providing its solutions, and/or impact its ability to invest in or jointly develop its solutions. NewGenIvf also may face audits or investigations by one or more government agencies relating to its compliance with these laws and regulations.

An adverse outcome under any such investigation or audit could result in fines, penalties, other liability, or could result in adverse publicity or a loss of reputation, and adversely affect NewGenIvf’s business. Any failure or perceived failure by it or by NewGenIvf’s solutions to comply with these laws and regulations may subject it to legal or regulatory actions, damage its reputation or adversely affect its ability to provide its solutions in the jurisdiction that has enacted the applicable law or regulation. Moreover, if these laws and regulations change, or are interpreted and applied in a manner that is inconsistent with its policies and processes or the operation of its solutions NewGenIvf may need to expend resources in order to change its business operations, policies and processes or the manner in which it provides its solutions. This could adversely affect its business, financial condition and results of operations.

Data Protection and Breaches

In recent years, there have been a number of well-publicized data breaches involving the improper dissemination of personal information of individuals both within and outside of the healthcare industry. Pursuant to the applicable Thai data protection law, the PDPA requires businesses to notify the data subjects and/or the government authorities upon the occurrence of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. Each country also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Most countries require holders of personal information to maintain safeguards and take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals. In some countries, these laws are limited to electronic data, but they increasingly are enacting or considering stricter and broader requirements.

Despite NewGenIvf’s security management efforts with respect to physical and technological safeguards, employee training, vendor (and sub-vendor) controls and contractual relationships, its infrastructure, data or other operation centers and systems used in its business operations, including the internet and related systems of its vendors (including vendors to whom NewGenIvf outsources data hosting, storage and processing functions) are vulnerable to, and may from time to time experience, unauthorized access to data and/or breaches of confidential information due to a variety of causes. Techniques used to obtain unauthorized access to or compromise systems change frequently, are becoming increasingly sophisticated and complex, and are often not detected until after an incident has occurred. As a result, NewGenIvf might not be able to anticipate these techniques, implement adequate preventive measures, or immediately detect a potential compromise. If its security measures, some of which are managed by third parties, or the security measures of its service providers or vendors, are breached or fail, it is possible that unauthorized or illegal access to or acquisition, disclosure, use or processing of personal information, confidential information, or other sensitive client or employee data, including protected health information, may occur. A security breach or failure could result from a variety of circumstances and events, including third-party action, human negligence or error, malfeasance, employee theft or misuse, phishing and other social engineering schemes, computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, and catastrophic events. If NewGenIvf’s security measures, or those of its service providers or vendors, were to be breached or fail, its reputation could be severely damaged, adversely affecting client or investor confidence. As a result, clients may curtail their use of or stop using its offering and its business may suffer. In addition, NewGenIvf could face litigation, damages for contract breach, penalties and regulatory actions for violation of laws or regulations applicable to data protection and significant costs for remediation and for measures to prevent future occurrences. In addition, any potential security breach could result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to clients or other business partners in an effort to maintain the business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. Negative publicity may also result from real, threatened or perceived security breaches affecting it or its industry or clients, which could cause it to lose clients or partners and adversely affect its operations and future prospects. NewGenIvf may not carry insurance or maintain coverage sufficient to compensate for all liability and such insurance may not be available for renewal on acceptable terms or at all, and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

Fraud and Abuse Laws

NewGenIvf may be impacted directly and indirectly by certain fraud and abuse laws, including the Act Supplementing the Constitution Relating to the Prevention and Suppression of Corruption B.E. 2561 (2018) of Thailand, the Penal Code of Thailand, the Criminal Code of Cambodia, the Offences Code of October 28, 2021 No. 128 of Kyrgyzstan, the Criminal Code of October 28, 2021, No. 17 of Kyrgyzstan and the Law on prevention of corruption of August 8, 2021 No. 153 of Kyrgyzstan. Because the solutions and services NewGenIvf provides are not reimbursed by government healthcare payors, such fraud and abuse laws generally do not directly apply to its business, however, some laws may be applicable. The laws, regulations and other requirements in this area are both broad and vague and judicial interpretation can also be inconsistent. NewGenIvf reviews its practices with regulatory experts in an effort to comply with all applicable laws, regulatory and other requirements. However, NewGenIvf is unable to predict how these laws, regulations and other requirements will be interpreted or the full extent of their application, particularly to services that are not directly reimbursed by healthcare programs. Any determination by a regulatory authority that any of NewGenIvf’s activities or those of its clients or vendors violate any of these laws or regulations could subject it to civil or criminal penalties, require it to enter into corporate integrity agreements or similar agreements with ongoing compliance obligations, disqualify it from providing services to clients and/or have an adverse impact on its business, financial condition and results of operations. Even an unsuccessful challenge by a regulatory authority of its activities could result in adverse publicity and could require a costly response from it.

Consumer Protection Laws

Consumer protection laws are being applied increasingly by the Office of the Consumer Protection Board in Thailand and by the Cambodia MOH in Cambodia to regulate the collection, use, storage and disclosure of personal or health information, through websites or otherwise, and, in Cambodia, by the Consumer Protection Competition and Fraud Repression Directorate-General, to regulate the presentation of website content. Courts may also adopt the standards for fair information practices, which concern consumer notice, choice, security and access.

Restrictions on Communication

Communications with NewGenIvf’s clients increasingly may be subject to and restricted by laws and regulations governing communications via telephone, fax, text, and email. NewGenIvf also uses email and social media platforms as marketing tools. For example, NewGenIvf maintains social media accounts. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by it, its employees or third parties acting at its direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact its business, financial condition and results of operations or subject it to fines or other penalties.

Advertisement Laws

NewGenIvf’s advertisement and announcements, in particular, the messages releasing on the Internet related to medical facilities may subject to the laws and regulations of relevant jurisdictions (and potential prohibition in Cambodia on commercial advertisement of private medical services).

For example, in Thailand, NewGenIvf shall apply for and obtain the approval and/ or pre-approval from the relevant authority for the images, and text used in advertisements or announcements which shall be in accordance with the Medical Facility Act B.E. 2541 (1998) (and its amendments) and the Notification of the Department of Health Services Support on Rules, Procedures, Conditions, and Costs of Advertisements or Announcements of Healthcare Facilities B.E. 2562 (2019) (and its amendments) and the Operational Manual for Approval of Advertisements or Announcements relating to Healthcare Facilities. If such approval was not obtained by NewGenIvf, it could lead to significant liabilities and consequences, which could adversely impact NewGenIvf’s business, financial condition and results of operations or subject its sales and marketing director to personal liabilities.

For Cambodia, Prakas 028 on Advertisement of Private Medical, Paramedical and Medical Aid Practices dated August 23, 2004 issued by Cambodia MOH prohibits commercial advertising of private medical services. Advertisement of private health care services is only allowed for any advertisements within the professional framework not affecting the ethics of private medical services and such advertisement requires a permit from the Cambodia MOH. In addition, the Royal Government of Cambodia has recently issued Sub-Decree 232 on the Management of Commercial Advertisements of Goods and Services on November 4, 2022 to provide the legal framework for the management of commercial advertising of goods and services for all types, forms and means in Cambodia. In light of this Sub-Decree, in addition to the permit requirement of the Cambodia MOH, a person wishing to advertise their goods and/or services in Cambodia may also apply for a compliance certificate from the Ministry of Commerce, which certifies that advertising text or content complies with the Law on Consumer Protection or other applicable regulations.

Anti-Bribery, Anti-Corruption and Sanctions Laws and Regulations

NewGenIvf’s operations are subject to the Anti-Money Laundering Act B.E. 2542 (1999) of Thailand, the Act Supplementing the Constitution Relating to the Prevention and Suppression of Corruption B.E. 2561 (2018) of Thailand, and the Penal Code of Thailand., domestic bribery laws, and other anticorruption and anti-money laundering laws in the countries in which it conducts activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. For further information, see “Risk Factors — Risks Related to Government Regulation — NewGenIvf is subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject it to criminal or civil liability and harm its business, financial condition and results of operations.”

Other Regulations

In addition, NewGenIvf is subject to laws and regulations relating to antitrust, competition, intellectual property and other matters. NewGenIvf has implemented internal controls designed to minimize and detect potential violations of laws and regulations in a timely manner, but can provide no assurance that such policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of its employees, consultants, agents, or partners.

As the regulatory and legal environment evolves, NewGenIvf may become subject to new laws and regulations, which may affect NewGenIvf’s principal businesses.

Licenses and Approvals

The following table sets forth licenses and approvals that NewGenIvf and its subsidiaries maintain for NewGenIvf’s operations in Thailand, Cambodia and Kyrgyzstan as of December 31, 2022:

Name	Licenses and Approvals	Valid Period	Regulatory Authority
First Fertility Bishkek LLC

Allowed to engage in private medical activities (according to the declared type of activity: diagnostics and treatment gynecological diseases. Supervision of pregnant women before childbirth, IVF in outpatient and day hospital conditions (for 4 beds)

		indefinite	Ministry of Health of the Kyrgyz Republic
First Fertility PGS Center Limited	Dr Patsama Vichinsartvichai Medical Facility Operating License number 288061	August 11, 2022 – December 31, 2023	The Ministry of Health of Thailand
	FFC Specialist Obstetrician and Gynaecologist, Asoke Branch OB-Gyn Licence number 1012004665	August 11, 2022 – December 31, 2032 (10 years)	The Ministry of Health of Thailand
	FFC Specialist Obstetrician and Gynaecologist, Asoke Branch IVF License number 100206465	December 28, 2022 – December 27, 2025	The Ministry of Health of Thailand
First Fertility Phnom Penh Ltd.	Permission for beauty treatment operation	December 5, 2022 – December 14, 2026	The Ministry of Health, Kingdom of Cambodia

Legal Proceedings

NewGenIvf is currently not a party to any material legal or administrative proceedings. NewGenIvf have been, and may from time to time be involved in various legal proceedings arising from the normal course of business activities. The results of litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on its because of defence and settlement costs, diversion of management resources and other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NEWGENIVF

You should read the following discussion and analysis of NewGenIvf’s financial condition and results of operations in conjunction with the section entitled “Selected Historical Consolidated Financial Data of NewGenIvf”, NewGenIvf’s consolidated financial statements, and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. NewGenIvf’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this subsection to “NewGenIvf” refer to NewGenIvf Limited and its subsidiaries.

Overview

NewGenIvf is an assisted reproductive services (“ARS”) provider in Asia Pacific. Since the establishment of its first clinic in Thailand in 2014, it has established itself as a long-standing ARS provider in the region. NewGenIvf’s mission is to assist couples and individuals across Asia Pacific, regardless of fertility challenges that they may face, to fulfil their dreams of building families and to increase their access to fertility treatments. Its strategic presence in Thailand, Cambodia, and Kyrgyzstan positions the company to take advantage of opportunities across Asia Pacific.

From 2021 to 2022, NewGenIvf’s revenues increased by approximately 44.3%, driven by the increase in revenue from its surrogacy and ancillary caring services. The increase in surrogacy and ancillary caring services revenue was primarily attributed to the recovery in the number of patients from the impacts of COVID-19. Consequently, net income attributable to NewGenIvf’s shareholders increased from US$199,467 in 2021 to US$698,667 in 2022. NewGenIvf is still in the early stage of materializing its long-term objective of building a comprehensive, sophisticated and high-end ARS platform for its clients and providing personalized solutions based on NewGenIvf’s brands and client-generated services. NewGenIvf plans to offer full fertility services for fertility tourists across Asia Pacific, continue to invest in laboratories and facilities updates, increase its brand awareness and market share, as well as expand service reach through acquisitions and partnerships, which NewGenIvf believes will help expand its client base and enhance expertise attraction, and in turn strengthen NewGenIvf’s monetization capabilities.

Key Factors Affecting NewGenIvf’s Results of Operations

NewGenIvf’s results of operation are principally affected by the following factors:

Regulatory environment

The ARS market in Asia Pacific is highly regulated. The implementation and enforcement of laws, regulations and government policies in Thailand, Cambodia, Kyrgyzstan and other applicable jurisdictions significantly impact the design, pricing and sale of fertility services and cost of compliance for clinics across Asia Pacific. Medical facilities providing fertility services generally must be filed and registered with the relevant supervision institutions and such filing and registration must be renewed periodically. Any change in laws, regulations or policies in relation to such filing or registration could affect NewGenIvf’s ability and plans to launch new services and renew registration for existing services. The regulatory framework for medical facilities and services, especially those involving ARS, is, and will continue, evolving. Any changes in the applicable regulatory frameworks in the jurisdictions where NewGenIvf operates may materially affect its financial condition and results of operations.

Growth and competitive landscape of Asia Pacific’s ARS market

NewGenIvf’s revenue has historically been primarily derived from clients in Asia Pacific. As such, NewGenIvf’s financial performance and future growth depend primarily on the demand for ARS, as well as changes in its competitive landscape, in Asia Pacific. Population growth, infertility rates, and demand for facility treatments in the region will ultimately determine the demand for NewGenIvf’s services. According to CIC, infertility is increasingly becoming prevalent globally, primarily driven by increasing average age of first birth, as well as various lifestyle and environmental factors. Driven by an increased infertility rate and growing demand for children without birth defects, resulting from improving living standards and improved awareness about birth defects and prevention, the global ARS market is expected to continue to grow. Furthermore, according to CIC, a growing number of governments around the world has granted legal recognition to same-sex marriages, which brings more desires for having children to form a complete family. According to CIC, because of the fertility rate and recent government incentive policies, such as the Three-child Policy of China in 2021, the ARS market increased significantly in Asia Pacific. Leveraging its status as a long-standing ARS provider in Asia Pacific, NewGenIvf expects to continue to be well positioned to capture the expected growth in the demand for ARS in the area.

To date, NewGenIvf holds an exclusive license granted by a division of the Genetics and IVF Institute to use MicroSort technology in Thailand and Cambodia, which is a form of pre-conception gender selection technology for humans. While NewGenIvf expects to benefit from first-mover advantages for this technology in the two regions, market entry by potential competitors or faster-than-expected development of potential competitors may affect its market position and demand for its services and cause downward pricing pressure on its treatments, which may in turn materially and adversely affect its results of operations.

Fluctuation of costs

NewGenIvf’s costs primarily include clinic costs, cost of goods sold, selling and marketing expenses and general and administrative expenses, details of which are set out below.

•        Clinic costs.    NewGenIvf’s clinic costs primarily consisted of sub-contracting charges, office supplies and staff salaries and bonus, most of which are recognized during the provision of surrogacy services. Its clinic costs represented approximately 62.1% and 65.7% of its revenue for the years ended December 31, 2021 and 2022, respectively. As NewGenIvf gradually expands the scale of its operation and presence in Asia Pacific, its clinic costs is expected to increase in the foreseeable future, which will affect its profitability.

•        Cost of goods sold.    NewGenIvf’s cost of goods sold primarily consisted of purchase and direct cost for IVF treatment services and surrogacy and ancillary caring services, most of which are recognized during the provision of IVF treatment services. Its cost of goods sold represented approximately 13.1% and 8.5% of the revenue for the years ended December 31, 2021 and 2022, respectively. NewGenIvf expects its cost of goods sold to increase in the foreseeable future as it gradually grows its revenues and expand its sales network.

•        Selling and marketing expenses.    NewGenIvf’s selling and marketing expenses primarily consisted of social media expense. Its selling and marketing expenses represented approximately 0.6% and 0.6% of its revenue for the years ended December 31, 2021 and 2022, respectively. NewGenIvf expects its selling and marketing expenses to increase as it plans to expand its sales and scale its operation in Asia Pacific.

•        General and administrative expenses.    NewGenIvf’s general and administrative expenses primarily consisted of depreciation in operating lease right-of-use (“ROU”) assets, loss on disposal of plant and equipment and staff salaries. Its general and administrative expenses represented approximately 14.6% and 14.5% of its revenue for the years ended December 31, 2021 and 2022, respectively. NewGenIvf expects its general and administrative expenses to increase in line with its expansion plan.

NewGenIvf expects its cost structure to evolve as it develops and expands its business. As NewGenIvf continues to develop new services and technologies, NewGenIvf expects to incur additional costs in relation to its raw materials procurement, production and sales and marketing, among other things. Moreover, to support NewGenIvf’s business growth, it expects to increase its headcount, particularly for its lab and nurse team, and incur higher staff costs as a result.

Ability to maintain trust of clients and reputation in the industry

The success of NewGenIvf’s business will depend to a large extent on its ability to gain broad acceptance of its services from clients. Reputation is crucial in keeping existing clients and attracting new clients. NewGenIvf’s reputation depends on a number of factors, including for example the success, effectiveness, quality and pricing of its services, service offerings of its competitors, the effectiveness of its marketing efforts to drive awareness and the demand for fertility services, which eventually will affect its ability to maintain clients and attract new clients. Therefore, NewGenIvf’s success will depend to a large extent on its ability to maintain its reputation in the industry and its clients’ trust, which would affect the number of its clients and treatment cycles that will in turn affect its revenues.

NewGenIvf believes that the medical facilities in its network are increasingly recognized among clients, for their service quality, technological expertise and patient experience. NewGenIvf also hopes to keep its clients by providing discounts in treatment services and via the “success guarantee” program for egg donation services in Cambodia and surrogacy services in Kyrgyzstan, which provides treatments to clients until a success is achieved.

Based on its increasingly recognized reputation, NewGenIvf believes that there is substantial opportunity to continue to grow its revenue through attracting new clients. NewGenIvf’s addressable market is couples who want to have children, egg freezing patients, LGTB groups and couples with genetic abnormalities, particularly those in Asia Pacific. NewGenIvf believes that its current client base represents a small percentage of its total market opportunity. NewGenIvf intends to attract new clients by, among other things, making significant investments in sales and marketing to engage, educate and drive awareness of the unmet need of fertility treatment among its potential clients and by its customer-reference discounts mechanism. Additionally, NewGenIvf believes that its expanding presence has resulted in a heightened awareness of the need to offer fertility services and the value it provides to its clients, which it believes will help facilitate its growth. In addition, NewGenIvf is continuously utilizing its established client relationships to evaluate other potential services that could benefit its clients and simultaneously drive its growth.

International traveling policies

The revenue from international clients is a critical component of NewGenIvf’s revenue. International traveling to Thailand, Cambodia and Kyrgyzstan may be affected by a number of factors, including local and global political and economic conditions. Furthermore, an outbreak, or threatened outbreak, of any severe contagious disease may also in turn significantly reduce the demand of traveling. For example, the COVID-19 pandemic has had resulted in a number of countries declaring a state of emergency and a number of countries, including the countries in Asian Pacific, imposing extensive travel restrictions. NewGenIvf’s revenue in the year 2021 was significantly adversely affected due to the impact from COVID-19 travel restrictions.

Given the uncertainty of the local and global conditions and the countries’ future policy regarding international traveling, all of which are beyond NewGenIvf’s control, NewGenIvf’s results of operation may be materially and adversely affected by any changes in international travelling policies.

Key Components of Results of Operations

NewGenIvf’s revenues were derived from two types of services: IVF treatment services and surrogacy and ancillary caring services.

Revenue

The following table sets forth a breakdown of NewGenIvf’s revenue by the types of services, in absolute amounts and as percentages of total revenue, for the periods indicated.

	For the Year ended December 31,
	2021		2022
	US$	%	US$	%
IVF treatment services	3,199,683	77.7	2,819,163	47.4
Surrogacy and ancillary caring services	918,437	22.3	3,125,027	52.6
Total revenues	4,118,120	100.0	5,944,190	100.0

NewGenIvf generated revenue from facilities located in various geographic regions. The following table sets forth a breakdown of NewGenIvf’s revenue based on the locations where the revenue originated, in absolute amounts and as percentages of total revenue, for the periods indicated.

	For the Year ended December 31,
	2021		2022
	US$	%	US$	%
Kyrgyzstan	3,110,483	75.5	5,060,973	85.1
Cambodia	313,737	7.6	377,608	6.4
Thailand	693,900	16.9	505,609	8.5
Total revenues	4,118,120	100.0	5,944,190	100.0

IVF treatment services

NewGenIvf generated revenue from IVF treatment services provided at facilities that NewGenIvf operated in Thailand and Cambodia. In addition, NewGenIvf also recognized revenues from IVF treatments included in surrogacy services performed in Kyrgyzstan. NewGenIvf’s revenue from IVF treatment service amounted to US$3,199,683 and US$2,819,163, representing approximately 77.7% and 47.4% of its total revenues in 2021 and 2022, respectively.

IVF treatment involves the performance of a series of medical treatment and procedures that are not separately distinct and only brings benefits to client when embryo is successfully implanted, either in the client or a surrogate mother. Therefore revenue from IVF treatment is recognized at a point in time when it is completed in clinic. The completion of this treatment is evidenced by a written IVF report indicating successful embryo implantation.

Surrogacy and ancillary caring services

NewGenIvf also generated revenue from surrogacy and related ancillary caring services provided at facilities that NewGenIvf operated in Kyrgyzstan. NewGenIvf’s revenue from surrogacy and ancillary caring services amounted to US$918,437 and US$3,125,027, representing approximately 22.3% and 52.6% of its total revenues in 2021 and 2022, respectively. The significant increase in revenue from 2021 to 2022 was primarily attributed to the recovery in the number of patients from the impacts of COVID-19 on travelling restrictions and discontinuing airflights between countries and the increase in demand for surrogacy services.

In surrogacy and ancillary caring services, embryo from intending parents is implanted in the surrogate mother sub-contracted by NewGenIvf. During the pregnancy period of the surrogate mother, NewGenIvf provides ancillary caring services including maternity caring services such as regular body check and provision of vitamins, supplements and medicines to surrogate mothers, documentation service, and hotel accommodation services. Revenue from surrogacy and ancillary caring services is recognized at a point in time when the surrogate mother gives birth.

Cost of revenue

The following table sets forth a breakdown of NewGenIvf’s cost of revenue by the nature of the cost, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year ended December 31,
	2021		2022
	US$	%	US$	%
Cost of revenues
Cost of goods sold	537,433	17.4	502,969	11.4
Clinic costs	2,555,907	82.6	3,903,452	88.6
Total cost of revenues	3,093,340	100.0	4,406,421	100.0

Cost of goods sold.    Cost of goods sold primarily consisted of purchase and direct cost for IVF treatment services and surrogacy and ancillary caring services. NewGenIvf’s cost of goods was mostly recognized during the provision of IVF treatment services.

Clinic costs.    Clinic costs primarily consisted of sub-contracting charges, office supplies and staff salaries and bonus. The largest portion of clinic costs was sub-contracting charges, representing fees paid to agents who recruited surrogate mothers and assisted in the documentation, consulting and medical treatment arrangement throughout treatment procedure. NewGenIvf’s clinic costs of goods were mostly recognized during the provision of surrogacy services.

Gross profit and gross margin

The following table sets forth NewGenIvf’s gross profit in absolute amounts and its gross margin as percentages of total revenues, for the periods indicated.

	For the Year ended December 31,
	2021		2022
	US$	%	US$	%
Gross profit	1,024,780	24.9	1,537,769	25.9
Revenues	4,118,120	—	5,944,190	—

NewGenIvf expects that gross profit and gross margin will continue to be affected by various factors including the geographic locations where treatments are performed, as well as the pricing with its clients, agent subcontracting charges and the costs of the supplies provided by major pharmaceutical companies, all of which are negotiated separately.

Operating expenses

NewGenIvf’s operating expenses consist primarily of selling and marketing expenses and general and administrative expenses. NewGenIvf’s selling and marketing expenses are primarily social media expenses. NewGenIvf’s general and administrative expenses mainly include depreciation in operating lease ROU assets, loss on disposal of plant and equipment and staff salaries.

Other income

NewGenIvf’s other income consists primarily of rent concessions for clinics and offices due to the COVID-19.

Interest expense

NewGenIvf’s interest expense is incurred in relation to its interest-bearing borrowing.

Taxation

Cayman Islands

NewGenIvf is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, upon payment of dividends to shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the two-tiered profits tax rates regime, Hong Kong tax residents are subject to Hong Kong profits tax in respect of profits arising in or derived from Hong Kong at 8.25% for the first HK$2 million of profits of the qualifying group entity, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the remaining estimated assessable profits.

Thailand

The companies incorporated in Thailand are taxed on worldwide income. A company incorporated outside of Thailand is taxed on its profits arising from or in consequence of the business carried on in Thailand. The Thailand corporate income tax rate is 20%. A foreign company not carrying on business in Thailand is subject to a final withholding tax on certain types of assessable income (e.g., interest, dividends, royalties, rentals, and service fees) paid from or in Thailand. The rate of tax is generally 15%, except for dividends, which is 10%, while other rates may apply under the provisions of a double tax treaty.

Cambodia

The standard rate of corporate income tax for companies and permanent establishments in Cambodia who are classified as medium and large taxpayers is 20%. For companies and permanent establishments who are classified as small taxpayers, the corporate income tax rates are progressive rates from 0% to 20%. In view of the annual revenue of NewGenIvf, ranging from KHR1 billion to KHR6 billion for service and commercial sectors in 2021 and 2022, NewGenIvf shall be considered as the medium-sized company for Cambodia tax purposes.

Kyrgyzstan

NewGenIvf is subject to a corporate income tax on its aggregate annual income earned worldwide. Non-resident legal entities carrying out business activities through a permanent establishment in Kyrgyzstan are subject to profit tax on the income attributed to the activities of that permanent establishments. Profit tax is calculated at a rate of 10% of aggregate annual income less allowed deductions.

Results of Operations

The following table summarizes NewGenIvf’s consolidated results of operations for the years presented.

	For the Year ended December 31,
	2021	2022
	US$
Revenues	4,118,120	5,944,190
Cost of revenues	(3,093,340)	(4,406,421)
Gross profit	1,024,780	1,537,769

Operating expenses
Selling and marketing expenses	(24,693)	(36,194)
General and administrative expenses	(601,329)	(862,870)
Total operating expenses	(626,022)	(899,064)

Operating income	398,758	638,705

Other (expenses) income, net
Other income	45,652	23,019
Interest income	63	21
Interest expense	(88,289)	(77,757)
Total other expenses, net	(42,574)	(54,717)

Income before taxes	356,184	583,988
Provision for income taxes	(294,716)	(208,141)
Net income	61,468	375,847
Less: net loss attributable to non-controlling interests	(137,999)	(322,820)
Net income attributable to the shareholders of the Company	199,467	698,667

	For the Year ended December 31,
	2021	2022
	US$
Other comprehensive income
Foreign currency translation adjustment	7,751	(1,920)
Total comprehensive income	69,219	373,927
Less: comprehensive loss attributable to non-controlling interests	(136,396)	(323,458)
Comprehensive income attributable to the shareholders of the Company	205,615	697,385

Earning per share – basic and diluted	0.36	1.21
Basic and diluted weighted average shares outstanding	560,000	575,930

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenue

NewGenIvf’s revenue increased by approximately 44.3% from US$4,118,120 in 2021 to US$5,944,190 in 2022.

IVF treatment services

NewGenIvf’s IVF treatment service revenue decreased by approximately 11.9% from US$3,199,683 in 2021 to US$2,819,163 in 2022. The decrease was primarily the result of NewGenIvf’s reallocation of resources to surrogacy services with higher contract sums and fewer legal services providers.

Surrogacy and ancillary caring services

NewGenIvf’s surrogacy and ancillary caring services revenue increased by approximately 240.3% from US$918,437 in 2021 to US$3,125,027 in 2022. The increase was primarily the result of recovery in the number of patients from the impacts of COVID-19 and increase in demand for surrogacy services.

Cost of revenue

NewGenIvf’s cost of revenue increased by approximately 42.4% from US$3,093,340 in 2021 to US$4,406,421 in 2022.

Cost of goods sold

NewGenIvf’s cost of goods decreased by approximately 6.4% from US$537,433 in 2021 to US$502,969 in 2022, primarily attributed to NewGenIvf’s strategy of reallocation of resources to surrogacy services, which in turn caused the decrease in numbers of IVF treatment patients.

Clinic costs

NewGenIvf’s clinic costs increased by approximately 52.7% from US$2,555,907 in 2021 to US$3,903,452 in 2022, primarily due to the increase in the surrogacy services delivered by NewGenIvf and the increase in the related sub-contracting charges.

Gross profit

NewGenIvf’s gross profit increased by approximately 50.1% from US$1,024,780 in 2021 to US$1,537,769 in 2022, primarily attributable to the effects of increased revenues from surrogacy services.

NewGenIvf’s gross margin was approximately 24.9% and 25.9% in 2021 and 2022, which remained relatively stable during the periods.

Operating expenses

NewGenIvf’s operating expenses increased by approximately 43.6% from US$626,022 in 2021 to US$899,064 in 2022, primarily attributable to the effects of the increasing revenue and one-off compensation to an employee.

Other income

NewGenIvf’s other income decreased from US$45,652 in 2021 to US$23,019 in 2022, primarily attributable to an one-off disposal gain of plant and equipment in 2021.

Interest expense

NewGenIvf’s interest expense decreased by approximately 11.9% from US$88,289 in 2021 to US$77,757 in 2022 as a result of the decrease in the amount of other borrowings.

Provision for income taxes

NewGenIvf’s provision for income taxes decreased by approximately 29.4% from US$294,716 in 2021 to US$208,141 in 2022 as a result of the decrease in the amount of late penalty provision in Kyrgyzstan.

Net income

NewGenIvf’s net income increased by approximately 511.5% from US$61,468 in 2021 to US$375,847 in 2022 as a result of the forgoing factors.

Liquidity and Capital Resources

Cash flows and working capital

NewGenIvf’s principal sources of liquidity have been cash flows generated from its business operation. As of December 31, 2021 and 2022, NewGenIvf had US$28,764, and US$27,556, respectively, in cash and cash equivalents, consisting primarily of cash in bank. NewGenIvf had working capital (defined as total current assets deducted by total current liabilities) deficits of US$1,245,466 and surplus of US$162,845, respectively, as of December 31, 2021 and 2022.

NewGenIvf continually seeks to monetize from positive cash flow contracts and increase revenue from its operating activities. NewGenIvf monitors its current and expected liquidity requirements to help ensure that it maintains sufficient cash balances to meet its existing and reasonably likely long-term liquidity needs.

NewGenIvf intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities, in addition to funds raised from financing activities. NewGenIvf may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions it may decide to pursue. If its existing cash is insufficient to meet its requirements, NewGenIvf may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts NewGenIvf needs or on terms acceptable to it, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute NewGenIvf’s earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict NewGenIvf’s operations and its ability to pay dividends to its shareholders. If NewGenIvf is unable to obtain additional equity or debt financing as required, its business operations and prospects may suffer. Please see “Risk Factors — Risks Relating to NewGenIvf’s Business and Industry — NewGenIvf requires a significant amount of capital to fund its operations and growth. If NewGenIvf cannot obtain sufficient capital on acceptable terms, its business, financial condition, and prospects may be materially and adversely affected.”

The following table presents NewGenIvf’s selected consolidated cash flow data for the periods indicated.

	For the Year ended December 31,
	2021	2022
	US$
Net cash provided by operating activities	1,433,002	1,710,901
Net cash used in investing activities	(16,575)	(94,452)
Net cash used in financing activities	(1,544,369)	(1,633,781)

Net decrease in cash and cash equivalents	(17,221)	(19,476)
Effect of foreign currency translation on cash and cash equivalents	50,514	16,124
Cash and cash equivalents, beginning of year	106,192	28,764
Cash and cash equivalents, end of year	28,764	27,556

Operating activities

Net cash provided by operating activities was US$1,710,901 for the year ended December 31, 2022. The difference between NewGenIvf’s net income of US$375,847 and the net cash provided by operating activities was primarily attributable to (i) adjustments for depreciation of US$303,944 and (ii) changes in contract liabilities of US$548,010, partially offset by operating lease liabilities of US$194,608.

Net cash provided by operating activities was US$1,433,002 for the year ended December 31, 2021. The difference between NewGenIvf’s net income of US$61,468 and the net cash provided by operating activities was primarily attributable to (i) adjustments for depreciation of US$342,539 and (ii) changes in taxes payable of US$290,887 and contract liabilities of US$812,158, partially offset by operating lease liabilities of US$168,153.

Investing activities

Net cash used in investing activities in 2022 was US$94,452, primarily representing purchase of plant and equipment.

Net cash used in investing activities in 2021 was US$16,575, primarily representing purchase of plant and equipment.

Financing activities

Net cash used in financing activities in 2022 was US$1,633,781, primarily representing amounts due from related parties.

Net cash used in financing activities in 2021 was US$1,544,369, primarily representing amounts due from related parties.

Contractual Obligations

The following table sets forth NewGenIvf’s main contractual obligations and commitments as of December 31, 2022.

	Less than 1 year	1 – 2 years	2 – 3 years	Total
	US$	US$	US$	US$
Lease liabilities	212,421	180,456	70,614	463,491
Interest payments	27,770	8,012	871	36,653

Off-Balance Sheet Commitments and Arrangements

NewGenIvf has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties, nor any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, NewGenIvf does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. NewGenIvf does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Holding Company Structure

NewGenIvf Limited is a holding company with no material operations of its own. NewGenIvf Limited conducts all its operations through its subsidiaries. As a result, NewGenIvf Limited’s ability to pay dividends depends upon dividends paid by its subsidiaries. If NewGenIvf Limited’s subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to NewGenIvf Limited.

NewGenIvf Limited is permitted under the laws of Cayman Islands to provide funding to its subsidiaries in Hong Kong, Thailand, Cambodia and Kyrgyzstan through loans or capital contributions without restrictions on the amount of the funds.

In addition, NewGenIvf Limited’s subsidiaries are currently permitted to pay dividends to NewGenIvf Limited in accordance with relevant laws and regulations. Payment of dividends requirements in a company incorporated under the laws of Thailand is governed by the Civil and Commercial Code of Thailand. For example, the company may not declare dividends if the company has incurred losses, the company must appropriate to a reserved fund at each dividend contribution of dividend of at least one-twentieth of the profits until the fund reaches one-tenth of the capital, or the dividends payment must be made to the shareholders within one (1) month from the dividend declaration date. On the capital remittance or payment of dividends to the shareholders from outside of Thailand, it is regulated by the regulations issued by the Bank of Thailand, including the Exchange Control Act B.E. 2485 (1942). The fund remittance from Thailand to a foreign jurisdiction may require an approval from the Bank of Thailand or require notifying the Bank of Thailand for such transfer, depending on the types of the remittance transactions, through the commercial bank in the country. For a company incorporated under the laws of Kyrgyzstan, under Kyrgyz regulations of dividends (net profit), the dividends can be paid once a year depending on the results of the financial year of the company.

Quantitative and Qualitative Disclosure about Market Risk

Accounts receivable

In order to minimize the credit risk, the management of NewGenIvf monitors and ensures that follow-up action is taken to recover overdue debts. NewGenIvf considers the probability of default upon initial recognition of the asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, NewGenIvf compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information, such as GDP growth rate and nominal GDP per capita. Based on the impairment assessment performed by NewGenIvf, the directors consider the loss allowance for account receivables as of December 31, 2022 and 2021 is $26 and $286, respectively.

Bank balances

NewGenIvf is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings. The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Deposits and other receivables and amount due from related parties

NewGenIvf assessed the impairment for its other receivables and amount due from related parties individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by NewGenIvf, the directors considered the loss allowance for deposits and other receivables and amount due from shareholders as of December 31, 2022 was US$141 and US$17,059, respectively. The loss allowance for deposits and other receivables and amount due from shareholders as of December 31, 2021 was $115 and $6,312, respectively.

Cash flow interest rate risk

NewGenIvf is exposed to cash flow interest rate risk through the changes in interest rates related mainly to its variable-rates bank balances.

NewGenIvf currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor NewGenIvf’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

The sensitivity analysis below has been determined by assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, NewGenIvf’s post tax loss for the years ended December 31, 2022 and 2021 would have increased or decreased by approximately US$275 and US$287, respectively.

Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect NewGenIvf’s financial position as a result of a change in foreign currency exchange rates.

NewGenIvf’s monetary assets and liabilities are mainly denominated in HK$ and THB which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of NewGenIvf, the currency risk of US$ is considered insignificant. NewGenIvf currently does not have a foreign currency hedging policy to eliminate currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

Economic and political risks

NewGenIvf’s operations are mainly conducted in Thailand, Cambodia and Kyrgyzstan. Accordingly, NewGenIvf’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Thailand, Cambodia and Kyrgyzstan.

NewGenIvf’s operations in Thailand, Cambodia and Kyrgyzstan are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among other things, the political, economic and legal environment and foreign currency exchange. NewGenIvf’s results may be adversely affected by changes in the political and social conditions in Thailand, Cambodia and Kyrgyzstan, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Travel restriction risk

International clients contribute a large portion of NewGenIvf’s revenue. International clients need to travel to Thailand, Cambodia and Kyrgyzstan for treatment services, where NewGenIvf’s operations are mainly conducted.

International traveling to Thailand, Cambodia and Kyrgyzstan may be affected by a number of factors, including local and global political and economic conditions. Furthermore, an outbreak, or threatened outbreak, of any severe contagious disease may also in turn significantly reduce the demand of traveling or cause extensive travel restrictions. NewGenIvf’s results may be materially and adversely affected if travel restriction was imposed or difficulties in cross-border flow arose.

Inflation risk

Management of NewGenIvf monitors changes in prices levels. Historically inflation has not materially impacted NewGenIvf’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to NewGenIvf’s customers could adversely impact its results of operations.

Critical Accounting Policies, Judgments and Estimates

NewGenIvf prepares its financial statements in conformity with U.S. GAAP, which requires NewGenIvf to make judgments, estimates and assumptions. NewGenIvf continually evaluates these estimates and assumptions based on the most recently available information, its historical experience and various other assumptions that NewGenIvf’s management believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from its expectations as a result of changes in NewGenIvf’s estimates. Some of NewGenIvf’s accounting policies require a higher degree of judgment than others in their application and require NewGenIvf to make significant accounting estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing NewGenIvf’s financial statements. NewGenIvf’s management believes the following accounting policies involve the most significant judgments and estimates used in the preparation of their financial statements.

Foreign currency translation

NewGenIvf’s consolidated financial statements are presented in United States dollar, which is the reporting currency of NewGenIvf. The functional currency of NewGenIvf and its subsidiaries, FFPGS (HK) Limited and Well Image Limited, are HK$. Med Holdings and FFC use THB as their functional currencies. First Fertility Phnom Penh Limited uses KHR as its functional currency and First Fertility Bishkek LLC uses USD as its functional currency.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income as other comprehensive income or loss.

Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of operations and comprehensive income as other income (other expenses).

The value of foreign currencies including, the HK$, THB, KHR and RMB, may fluctuate against the United States dollar. Any significant variations of the aforementioned currencies relative to the United States dollar may materially affect NewGenIvf’s financial condition in terms of reporting in USD. See “Note 2 — Summary of Significant Accounting Policies” for details.

Revenue recognition

NewGenIvf adopted ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606 on April 1, 2017 using the full retrospective method which requires it to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. NewGenIvf derives revenue principally from provision of IVF treatment and surrogacy and ancillary caring services. Revenue from contracts with customers is recognized using the following five steps:

(1)    identify its contracts with customers;

(2)    identify its performance obligations under those contracts;

(3)    determine the transaction prices of those contracts;

(4)    allocate the transaction prices to its performance obligations in those contracts; and

(5)    recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

NewGenIvf enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, payment terms and rights, responsibilities and obligations of each party. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that NewGenIvf will collect considerations from its customers for the relevant service component.

NewGenIvf derives its revenues from two types of services: (1) IVF treatment services, and (2) surrogacy and ancillary caring services.

Revenue from IVF treatment services

IVF treatment is an assisted reproductive technique where eggs and sperm are collected and fertilized in laboratory to become embryo. Fertilized embryo is then implanted in the customer or a surrogate mother. IVF treatment involves the performance of a series of medical treatment and procedures that are not separately distinct and only brings benefits to customer when embryo is successfully implanted, either in the client or a surrogate mother, therefore revenue from IVF treatment is recognized at a point in time when it is completed in clinic. The completion of this treatment is evidenced by a written IVF report indicating successful embryo implantation.

Revenue from surrogacy and ancillary caring services

NewGenIvf provides surrogacy and ancillary caring services solely in Kyrgyzstan. Embryo from intending parents is implanted in the surrogate mother sub-contracted by NewGenIvf. During pregnancy period of the surrogate mother, NewGenIvf provides ancillary caring services including maternity caring services such as regular body check and provision of vitamins, supplements and medicines to surrogate mothers, documentation services, and hotel accommodation services. The key performance obligation is identified as a single performance obligation where a baby is born, therefore revenue from surrogacy and ancillary caring services is recognized at a point in time when surrogate mother gives birth.

Lease

Upon the adoption of ASC 842, NewGenIvf determines if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, operating lease liability, and operating lease liability, non-current in the consolidated balance sheets. ROU assets represent NewGenIvf’s right to use an underlying asset for the lease term; and lease liabilities represent NewGenIvf’s obligation to make lease payments arising from the lease.

Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, NewGenIvf includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As NewGenIvf’s leases do not provide an implicit rate, NewGenIvf used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. NewGenIvf has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, NewGenIvf elected not to apply ASC 842 recognition requirements.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The ROU assets are subsequently depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If NewGenIvf is reasonably certain to exercise a purchase option, the ROU asset is depreciated over the underlying asset’s useful life.

Financial instruments

NewGenIvf’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities and amounts due from (to) related parties, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by NewGenIvf. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities and amounts due from (to) related parties each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. NewGenIvf analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815. See “Note 2 — Summary of Significant Accounting Policies” for details.

Recent accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. In October 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the CECL standards. The ASU is effective for reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. NewGenIvf is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”). ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for public companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. NewGenIvf is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements and related disclosures.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”. The unaudited pro forma condensed combined financial information presents the pro forma effects of the Transactions (defined hereafter).

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 gives pro forma effect to the Transactions as if they had been consummated as of that date. The unaudited pro forma condensed combined statements of operations for the years ended December 31, 2022, gives pro forma effect to the Transactions as if they had occurred as of the beginning of the earliest period presented. The pro forma balance sheet does not purport to represent, and is not necessarily indicative of, what the actual financial condition of NewGenIvf Limited (“NewGenIvf”) would have been had the Transactions taken place on December 31, 2022, nor is it indicative of the financial condition of NewGenIvf as of any future date. The pro forma statements of operations do not purport to represent, and is not necessarily indicative of, what the actual results of operations of NewGenIvf would have been had the Transactions taken place on January 1, 2022, nor is it indicative of the results of operations of NewGenIvf for any future period. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed.

This information should be read together the audited financial statements of NewGenIvf and A SPAC I Acquisition Corp. (“A SPAC I”) including the notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NewGenIvf” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•        NewGenIvf’s historical audited consolidated financial statements as of December 31, 2022 and for the year then ended and the related notes thereto included elsewhere in this proxy statement/prospectus; and

•        A SPAC I’s historical audited financial statements for the years ended December 31, 2022, as included in A SPAC I’s Form 10-K for the year ended December 31, 2022, filed with the SEC on March 3, 2023.

The historical consolidated financial statements of NewGenIvf and A SPAC I have been prepared in accordance with U.S. GAAP in its presentation currency of USD. The financial statements of A SPAC I Mini Corp. are omitted because it has no assets, liabilities or operations.

Description of the Transactions

On February 15, 2023, A SPAC I entered into a merger agreement (the “Merger Agreement”) with NewGenIvf, certain shareholders of NewGenIvf (the “Principal Shareholders”), A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (the “Purchaser”), and A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”), pursuant to which, among other things, (i) A SPAC I will be merged with and into the Purchaser, the separate corporate existence of A SPAC I will cease and the Purchaser will continue as the surviving corporation and (ii) Merger Sub will merge with and into NewGenIvf and NewGenIvf will continue as the surviving company under the laws of the Cayman Islands and become a wholly owned subsidiary of the Purchaser (the “NewGenIvf Business Combination”) (collectively, the “Transactions”). Pursuant to the terms of the Merger Agreement, the aggregate consideration to be paid to existing shareholders of NewGenIvf is $50,000,000, which will be paid entirely in stock, comprised of newly issued Class A ordinary shares of the Purchaser at a price of $10.00 per share.

The Merger Agreement contains customary representations, warranties and covenants of the parties thereto. The consummation of the proposed Merger is subject to certain conditions as further described in the Merger Agreement. For more information about the Transactions, please see the section entitled “The Merger Agreement”.

Concurrently with the execution of the Merger Agreement, A SPAC I, the Purchaser, NewGenIvf and certain shareholders of NewGenIvf (the “Supporting Shareholders”) entered into a voting and support agreement (the “Support Agreement”) pursuant to which such Supporting Shareholders have agreed, among other things, to vote in favor of the NewGenIvf Business Combination, the adoption of the Merger Agreement and any other matters necessary or reasonably requested by the Company, the Purchaser or A SPAC I for consummation of the NewGenIvf Business Combination and the other transactions contemplated by the Merger Agreement.

Accounting for the Transactions

The Transactions will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, A SPAC I will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on NewGenIvf’s shareholders expecting to have a majority of the voting power of the combined company, NewGenIvf comprising the ongoing operations of the combined entity, NewGenIvf comprising a majority of the governing body of the combined company, and NewGenIvf’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Transactions will be treated as the equivalent of NewGenIvf issuing share for the net assets of A SPAC I, accompanied by a recapitalization. The net assets of A SPAC I will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of NewGenIvf.

Basis of December 31, 2022 Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Transactions, are factually supportable and are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Transactions.

There is no historical activity with respect to Purchaser and Merger Sub and accordingly, no adjustments were required with respect to these entities in the pro forma condensed combined financial statements.

The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption into cash of A SPAC I’s ordinary shares:

Scenario 1 — Assuming minimum redemptions for cash

This presentation assumes that other than the 3,272,305 shares already redeemed by A SPAC I shareholders as of February 14, 2023, no other A SPAC I shareholders exercise redemption rights with respect to their ordinary shares upon consummation of the Transactions.

Scenario 2 — Assuming Proposal 4 not approved and maximum redemptions

This presentation assumes that Proposal 4 not approved and shareholders holding 2,760,238 A SPAC I Class A ordinary shares will exercise their redemption rights for their pro rata share (approximately $10.59 per share) of the funds in the trust account. The maximum redemption amount is derived so that there is a minimum net tangible asset of $5,000,001, after giving effect to the payments to redeeming shareholders. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions.

Scenario 3 — Assuming redemptions of 3,627,695 ordinary shares of A SPAC I for cash

This presentation assumes that A SPAC I shareholders will exercise their redemption rights with respect to a maximum of 3,627,695 ordinary shares upon consummation of the Transactions at a redemption price of approximately $10.10 per share as of December 31, 2022.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2022

				Scenario 1: Assuming minimum redemption			Scenario 2: Assuming Proposal 4 not approved and maximum redemptions			Scenario 3: Assuming maximum redemption
	A SPAC I	NewGenIvf		Transaction Accounting Adjustment	Pro Forma Combined		Additional Transaction Accounting Adjustment	Pro Forma Combined		Additional Transaction Accounting Adjustment	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$54,719	$27,556	(A)	$38,760,296	$34,575,321	(F)	$(29,217,761)	$5,357,560	(G)	$(36,639,720)	$(2,064,398)
Accrued liabilities and other payables	50,000	289,777	(B)	(2,433,250)	3,392,027			3,392,027			3,392,027
			(C)	(619,000)
			(D)	(2,415,000)
			(H)	1,200,000
Accounts receivable, net	—	13,000			13,000			13,000			13,000
Inventories	—	46,910			46,910			46,910			46,910
Prepaid expenses	37,012	—			37,012			37,012			37,012
Other receivables, net	—	70,285			70,285			70,285			70,285
Due from shareholders	—	2,560,744			2,560,744			2,560,744			2,560,744
Total current assets	91,731	2,718,495			37,303,272			8,085,511			663,553

Non-current assets
Plant and equipment	—	122,673			122,673			122,673			122,673
Right-of-use assets	—	383,670			383,670			383,670			383,670
Investments held in Trust Account	70,694,702	—	(A)	(70,694,702)	—			—			—
Total non-current assets	70,694,702	506,343			506,343			506,343			506,343

TOTAL ASSETS	$70,786,433	$3,224,838			$37,809,615			$8,591,854			$1,169,896

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$—	$104,651			$104,651			104,651			104,651
Accrued liabilities and other payables	50,000	289,777			339,777			339,777			339,777
Contract liabilities	—	1,360,168			1,360,168			1,360,168			1,360,168
Due to a related party	—	110,773	(H)	1,200,000	1,310,773			610,773			610,773
Operating lease liabilities, current	—	184,651			184,651			184,651			184,651
Financial lease liabilities, current	—	18,758			18,758			18,758			18,758
Taxes payable	—	486,872			486,872			486,872			486,872
Total current liabilities	50,000	2,555,650			3,805,650			3,805,650			3,805,650

Non-current liabilities
Operating lease liabilities, non-current	—	242,187			242,187			242,187			242,187
Financial lease liabilities, non-current	—	6,446			6,446			6,446			6,446
Deferred underwriting fee payable	2,415,000	—	(D)	(2,415,000)	—			—			—
Total non-current liabilities	2,415,000	248,633			248,633			248,633			248,633
Total liabilities	$2,465,000	$2,804,283			$4,054,283			$4,054,283			$4,054,283

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2022 — (Continued)

				Scenario 1: Assuming minimum redemption			Scenario 2: Assuming Proposal 4 not approved and maximum redemptions			Scenario 3: Assuming maximum redemption
	A SPAC I	NewGenIvf		Transaction Accounting Adjustment	Pro Forma Combined		Additional Transaction Accounting Adjustment	Pro Forma Combined		Additional Transaction Accounting Adjustment	Pro Forma Combined
Commitments and contingencies
Class A ordinary shares subject to possible redemption	67,337,060	—	(A)	(67,337,060)	—			—			—

Shareholders’ equity
Ordinary shares	—	6,018			6,018			6,018			6,018
Additional paid-in capital	485,973	1,018,941	(A)	35,402,654	37,405,968	(F)	$(29,217,761)	8,188,207	(G)	$(36,639,720)	766,249
			(E)	498,400
Retained earnings (accumulated deficit)	498,400	(151,544)	(B)	(2,433,250)	(3,203,794)			(3,203,794)			(3,203,794)
			(C)	(619,000)
			(E)	(498,400)
Accumulated other comprehensive income	—	9,570			9,570			9,570			9,570
Equity attributable to the shareholders of the Company	984,373	882,985			34,217,762			5,000,001			2,421,957
Non-controlling interests	—	(462,430)			(462,430)			(462,430)			(462,430)
Total shareholders’ equity	984,373	420,555			33,755,332			4,537,571			2,884,387

Total liabilities, shares subject to redemption, and shareholders’ equity	$70,786,433	$3,224,838			$37,809,615			$8,591,854			$1,169,896

Notes and adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(A)    Represents the release of cash from cash and investment held in the Trust Account and certain A SPAC I shareholders will exercise their redemption rights.

In Scenario 1, which assumes that other than 3,272,305 shares already redeemed by A SPAC I shareholders as of February 14, 2023, no other A SPAC I shareholders will exercise their redemption rights. The A SPAC I shares previously subject to redemption for cash amounting to $35.4 million will be transferred to shareholder’s equity.

(B)    Represents preliminary estimated transaction costs to be incurred by A SPAC I of approximately $2.5 million, inclusive of advisory, banking, legal, and accounting fees that are incurred in connection with the Transactions. Transaction cost expensed through retained earnings are included in the unaudited pro forma condensed combined statement of operations discussed in noted (BB) below. These costs are exclusive of equity issuance costs associated with the Transactions incurred directly in connection with effecting the Transactions as discussed in note (D) below.

(C)    Represents estimated transaction cost incurred by NewGenIvf of $0.7 million, inclusive of advisory and accounting fees that are incurred in connection with the Transactions, with approximately $0.6 million having been paid as of the pro forma balance sheet date. Transaction cost expensed through retained earnings are included in the unaudited pro forma condensed combined statement of operations discussed in noted (CC) below.

(D)    Represents the estimated transaction costs to be paid in cash by A SPAC I of approximately $2.4 million, inclusive of deferred underwriting commission, which is constant regardless of redemption. The transactions costs that are specifically incremental costs directly attributable to the Transactions that are capitalized into share premium.

(E)    Represents the reclassification of A SPAC I historical retained earnings.

(F)    Relates to Scenario 2 and represents Proposal 4 not approved and the maximum number of 2,760,238 shares are redeemed for cash by A SPAC I shareholders, at a redemption price of $10.59 per share, represents the maximum redemption amount to ensure a minimum net tangible assets of $5,000,001 allowed to close the Transaction.

Equity attributable to the shareholders of the Company under Scenario 1	$34,217,762
Less: Minimum net tangible assets	5,000,001
Redemption by cash	$29,217,761

(G)    Relates to Scenario 3 and represents the maximum redemption of 3,627,695 class A shares of A SPAC I for aggregate redemption payments of $36.6 million, allocated to additional paid-in capital at a redemption price of $10.10 per shares. Under Scenario 3, if the net tangible assets are under $5,000,001, the Transactions may not be consummated if Proposal 4 is not approved. If Proposal 4 is approved, the Transactions will be able to be consummated even if the net tangible assets are below $5,000,001.

Equity attributable to the shareholders of the Company under Scenario 1	$34,217,762
Redemption by cash under Scenario 3 (3,627,695 shares at redemption price of $10.10)	(36,639,720)
Equity attributable to the shareholders of the Company under Scenario 3	$(2,421,957)

(H)    On January 27, March 13 and June 12, 2023, A SPAC I issued unsecured promissory notes in the principal amount of $500,000, $500,000 and $200,000 to A SPAC (Holdings) Acquisition Corp. (“A SPAC (Holdings)”), respectively (collectively, “Promissory Notes”). The principal amounts outstanding under the Promissory Notes will be payable promptly on demand and, in any event, no later than the date on which A SPAC I terminates or consummates an initial business combination. Such Promissory Notes are convertible into warrants having the same terms and conditions as the public warrants, at the price of $1.00 per warrant at the option of A SPAC (Holdings). The Promissory Notes do not bear interest.

(I)     On February 14, March 15, April 11, May 11, June 13, and July 12, 2023, A SPAC I further made deposits in aggregate of $540,000 into the trust account the time to complete a business combination from February 17, 2023 to August  17, 2023. All such payables will be settled at closing by non-redeemed cash. As such, no net effect on these transactions and no adjustment is made for the pro forma financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2022

				Scenario 1: Assuming minimum redemption		Scenario 2: Assuming Proposal 4 not approved and maximum redemptions		Scenario 3: Assuming maximum redemption
	A SPAC I	NewGenIvf		Transaction Accounting Adjustment	Pro Forma Combined	Additional Transaction Accounting Adjustment	Pro Forma Combined	Additional Transaction Accounting Adjustment	Pro Forma Combined
Revenues	$—	$5,944,190		$—	$5,944,190	$	$5,944,190	$	$5,944,190
Cost of revenues	—	(4,406,421)		—	(4,406,421)		(4,406,421)		(4,406,421)
Gross profit	—	1,537,769		—	1,537,769		1,537,769		1,537,769

Operating expenses
Selling and marketing expenses	—	(36,194)		—	(36,194)		(36,194)		(36,194)
General and administrative expenses	(504,907)	(862,870)	(BB)	(2,433,250)	(4,420,027)		(4,420,027)		(4,420,027)
			(CC)	(619,000)
Total operating expenses	(504,907)	(899,064)		—	(4,456,221)		(4,456,221)		(4,456,221)

Operating (expenses) income	(504,907)	638,705		—	(2,918,452)		(2,918,452)		(2,918,452)

Other income (expenses), net
Other income	—	23,019		—	23,019		23,019		23,019
Interest income	1,005,557	21	(AA)	(1,005,557)	21		21		21
Interest expense	—	(77,757)		—	(77,757)		(77,757)		(77,757)
Total other income (expenses), net	1,005,557	(54,717)		—	(54,717)		(54,717)		(54,717)

Income before taxes	500,650	583,988		—	(2,973,169)		(2,973,169)		(2,973,169)
Provision for income taxes	—	(208,141)		—	(208,141)		(208,141)		(208,141)
Net income (loss)	500,650	375,847		—	(3,181,310)		(3,181,310)		(3,181,310)
Less: net loss attributable to non-controlling interests	—	322,820		—	322,820		322,820		322,820
Net income (loss) attributable to the shareholders of the Company	$500,650	$698,667		$—	$(2,858,490)		$(2,858,490)		$(2,858,490)

Basic and diluted weighted average shares outstanding	1,784,630	575,930
Basic and diluted net loss per share attributable to common shares	$(1.28)	$1.21

Basic and diluted weighted average Class A redeemable shares outstanding	5,963,014
Basic and diluted net income per Class A redeemable share	$0.47

Basic and diluted pro forma weighted average shares outstanding					11,111,695		8,351,457		7,484,000
Basic and diluted pro form loss per share					$(0.26)		$(0.34)		$(0.38)

Notes and adjustment to Unaudited Pro Forma Condensed Combined Statements of Operations

(AA) Represents elimination of interest income related to cash and investment held in Trust Account.

(BB) Represents preliminary estimated transaction costs to be incurred by A SPAC I of approximately $2.5 million, inclusive of advisory, banking, legal, and accounting fees that are incurred in connection with the Transactions.

(CC) Represents preliminary estimated transaction costs to be incurred by NewGenIvf of approximately $0.6 million, inclusive of advisory and accounting fees that are incurred in connection with the Transactions.

(DD) The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the initial public offering occurred as of the earliest period presented. In addition, as the Transactions is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Transactions for the entire period.

	Scenario 1: Assuming minimum redemption (Shares)	Scenario 2: Assuming Proposal 4 not approved and maximum redemptions (Shares)	Scenario 3: Assuming maximum redemption (Shares)
Class A Ordinary Shares
A SPAC I Public Shares (not including shares underlying the rights)	3,627,695	867,457	—
Shares held by Sponsor	1,725,000	1,725,000	1,725,000
A SPAC I Representative Shares	69,000	69,000	69,000
A SPAC I shares converted from rights	690,000	600,000	690,000
A SPAC I shares issued in the Transactions	5,000,000	5,000,000	5,000,000
Pro forma weighted average shares outstanding – basic and diluted	11,111,695	8,351,457	7,484,000

DESCRIPTION OF ASCA’S SECURITIES

General

Pursuant to our memorandum and articles of association, as amended and restated on February 14, 2023, we are authorized to issue a maximum of (i) 100,000,000 Class A ordinary shares with no par value (“ASCA Class A ordinary shares”), (ii) 100 Class B ordinary shares with no par value (“ASCA Class B ordinary shares”) and (iii) 1,000,000 preferred shares with no par value (“ASCA preferred shares”). As of Record Date, [•] ASCA Class A ordinary shares and 1 ASCA Class B ordinary share are issued and outstanding. No ASCA preferred shares are issued or outstanding.

Units

Each unit consists of one Class A ordinary share, three-fourths (3/4) of one redeemable warrant and one right to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of an initial business combination.

You must exercise warrants in multiples of four warrants, at a price of $11.50 per full share, subject to adjustment described in the initial public offering prospectus, to validly exercise your warrants. Pursuant to the warrant agreement, a warrant holder may exercise his, her or its warrants only for a whole number of Class A ordinary shares. No fractional warrants will be issued upon separation of the units and only whole warrants will trade.

Each right entitles the holder thereof to receive one-tenth (1/10) of one Class A ordinary share upon completion of our initial business combination. We will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of British Virgin Islands law. As a result, you must hold rights in multiples of 10 in order to receive shares for all of your rights upon closing of a business combination.

Ordinary Shares

Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that holders of our Class B ordinary shares will have the right to elect all of our directors prior to our initial business combination and holders of our Class A ordinary shares will not be entitled to vote on the election of directors during such time. These provisions of our amended and restated memorandum and articles of association with class rights may not be amended without a resolution passed by holders of at least a majority of the total number of ordinary shares of that class that have voted and are entitled to vote thereon. Unless specified in the Companies Act, our amended and restated memorandum and articles of association or applicable stock exchange rules, the affirmative vote of a majority of our ordinary shares that are voted is required to approve any such matter voted on by our shareholders (other than the election of directors prior to our initial business combination), and the affirmative vote of a majority of our Class B ordinary shares is required to approve the election of directors prior to our initial business combination. Directors are elected for the term as determined by the holders of Class B ordinary shares prior to the closing of a business combination, and for the term fixed by the shareholders or directors appointing him/her not exceeding two years after the closing of a business combination. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the Class B ordinary shares voted for the election of directors can elect all of the directors prior to our initial business combination. Our shareholders are entitled to receive ratable dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

Because our amended and restated memorandum and articles of association authorize the issuance of up to 100,000,000 Class A ordinary shares, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of ordinary shares which we are authorized to issue at the same time as our shareholders vote on the business combination to the extent we seek shareholder approval in connection with our initial business combination.

In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until no later than one year after our first fiscal year end following our listing on Nasdaq. There is no requirement under the Companies Act for us to hold annual or general meetings or elect directors. We may not hold an annual meeting of shareholders prior to the consummation of our initial business combination.

We will provide our Class A public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of our initial business combination, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, subject to the limitations described in the initial public offering prospectus. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting discounts we will pay to the underwriters. The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. ASCA’s Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination.

In the event of a liquidation, dissolution or winding up of ASCA after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our shareholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable) upon the completion of our initial business combination, subject to the limitations described in the initial public offering prospectus.

Founder Shares

The Class A ordinary shares held by our initial shareholder are identical to the Class A ordinary shares included in the units that were sold in the initial public offering, and our initial shareholder has the same shareholder rights as public shareholders, except that (i) Class A ordinary shares held by our initial shareholder are subject to certain transfer restrictions, as described in more detail below, and (ii) ASCA’s Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed (A) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of our initial business combination and (B) to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination by August 17, 2023 (unless the date by which the initial business combination may be consummated is extended to October 17, 2023 as allowed under our amended and restated memorandum and articles of association), although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if ASCA fails to complete our initial business combination within such time period.

With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) six months after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last sale price of the Class A ordinary shares equal or exceed $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after our initial business combination, or (y) the date following the completion of our initial business combination on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Class B Ordinary Shares

The Sponsor holds one Class B ordinary share. The Class B ordinary share will automatically be canceled at the time of our initial business combination.

Preference Shares

Our amended and restated memorandum and articles of association provide that preference shares may be issued from time to time in one or more series. Our Board of Directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board of Directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of our Board of Directors to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preference shares outstanding at the date hereof. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future.

Warrants

Public Warrants

You must exercise warrants in multiples of four warrants, at a price of $11.50 per full share, subject to adjustment, to validly exercise your warrants. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable on the later of (a) twelve (12) months from the date of the initial public offering prospectus and (b) thirty (30) days after the first date on which ASCA completes an initial business combination. However, no public warrants will be exercisable for cash unless we have an effective and current registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the public warrants is not effective within 90 days from the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire five years from the closing of our initial business combination at 5:00 p.m., New York City time or earlier upon redemption or liquidation.

In addition, if (x) we issue additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by our board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination, and (z) the volume weighted average trading price of our ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Price”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Price, and the $16.50 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 165% of the Market Value.

We may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period; and

•        if, and only if, the last reported sale price of our ordinary shares equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

We will not redeem the warrants unless a registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of Class A ordinary shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the fair market value by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Class A ordinary share at a price below their respective exercise prices.

Private Placement Warrants

The private placement warrants are identical to the warrants sold as part of the units in the initial public offering except that, (i) they will not be redeemable by us, (ii) they may be transferred, assigned or sold by the Sponsor to the permitted transferees and (iii) they may be exercised by the holders on a cashless basis. In addition, the private placement warrants (including the ordinary shares issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable except for transfers (i) among the initial shareholders or to the initial shareholder’s members or ASCA’s officers, directors, consultants or their affiliates, (ii) to a holder’s shareholders or members upon the holder’s liquidation, in each case if the holder is an entity, (iii) by bona fide gift to a member of the holder’s immediate family or to a trust, the beneficiary of which is the holder or a member of the holder’s immediate family, in each case for estate planning purposes, (iv) by virtue of the laws of descent and distribution upon death, (v) pursuant to a qualified domestic relations order, (vi) to ASCA for no value for cancellation in connection with the consummation of a business combination, (vii) in the event of ASCA’s liquidation prior to its consummation of an initial business combination or (viii) in the event that, subsequent to the consummation of an initial business combination, ASCA completes a liquidation, merger, share exchange, reorganization or other similar transaction which results in all of ASCA’s shareholders having the right to exchange their ordinary shares for cash, securities or other property, in each case (except for clauses (vi), (vii) or (viii) or with ASCA’s prior written consent) on the condition that prior to such registration for transfer, the warrant agent shall be presented with written documentation pursuant to which each permitted transferee or the trustee or legal guardian for such permitted transferee agrees to be bound by the transfer restrictions contained in the warrant agreement and any other applicable agreement the transferor is bound by.

Rights

Each holder of a right will receive one-tenth (1/10) of one Class A ordinary share upon consummation of our initial business combination, even if the holder of such right redeemed all Class A ordinary shares held by it in connection with the initial business combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of an initial business combination. The Merger Agreement provides for the holders of rights to receive the same per share consideration the holders of the Class A ordinary shares will receive in the transaction on an as-converted into Class A ordinary share basis, and each holder of a right will be required to affirmatively convert its rights in order to receive the one-tenth (1/10) share underlying each right (without paying any additional consideration) upon consummation of the business combination.

If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless.

As soon as practicable upon the consummation of our initial business combination, we will direct registered holders of the rights to return their rights to our rights agent. Upon receipt of the rights, the rights agent will issue to the registered holder of such rights the number of full Class A ordinary shares to which it is entitled. We will notify registered holders of the rights to deliver their rights to the rights agent promptly upon consummation of such business combination and have been informed by the rights agent that the process of exchanging their rights for Class A ordinary shares should take no more than a matter of days. The foregoing exchange of rights is solely ministerial in nature and is not intended to provide us with any means of avoiding our obligation to issue the shares underlying the rights upon consummation of our initial business combination. Other than confirming that the rights delivered by a registered holder are valid, we will have no ability to avoid delivery of the shares underlying the rights. Nevertheless, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination.

The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of ours). We will not issue fractional shares upon conversion of the rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of British Virgin Islands law. As a result, you must hold rights in multiples of 10 in order to receive shares for all of your rights upon closing of a business combination. If we are unable to complete an initial business combination within the required time period and we liquidate the funds held in the trust account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from our assets held outside of the trust account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial business combination. Accordingly, the rights may expire worthless.

DESCRIPTION OF COMBINED COMPANY’S SECURITIES

PubCo is a British Virgin Islands business company and its affairs are governed by its memorandum and articles of association, as amended and restated from time to time, and BVI Business Companies Act (as amended), which we refer to as the “Companies Act” below, and the common law of the BVI.

PubCo Ordinary Shares

The following includes a summary of the terms of PubCo Ordinary Shares, based on its Memorandum and Articles of Association and BVI law. Immediately prior to the consummation of the Reincorporation Merger, PubCo shall amend its memorandum and articles of association, which as amended is referred to herein as the “Memorandum and Articles of Association.” According to the Memorandum and Articles of Association, PubCo is authorized to issue a maximum of 101,000,100 shares with no par value, divided into three classes of shares, namely: (i) 100,000,000 Class A ordinary shares with no par value (“PubCo Class A ordinary shares”), (ii) 100 Class B ordinary shares with no par value (“PubCo Class B ordinary shares”), and (iii) 1,000,000 preferred shares with no par value (“PubCo preferred shares”).

General.    Immediately prior to the consummation of the Business Combination, PubCo is authorized to issue a maximum of 101,000,100 shares with no par value, divided into three classes of shares, namely:

(i)     100,000,000 PubCo Class A ordinary shares with no par value, (ii) 100 PubCo Class B ordinary Shares with no par value, and (iii) 1,000,000 PubCo preferred shares with no par value. PubCo’s ordinary shares are divided into PubCo Class A ordinary shares and PubCo Class B ordinary shares. Holders of PubCo Class A ordinary shares and PubCo Class B ordinary shares have identical rights in all respects. All of PubCo’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. PubCo may not issue share to bearer. PubCo’s shareholders who are non-residents of the BVI may freely hold and transfer their ordinary shares.

Dividends.    The holders of PubCo’s ordinary shares are entitled to such dividends as may be declared by its Board of Directors subject to its Memorandum and Articles of Association and the Companies Act. No dividend may be declared and paid unless PubCo’s directors determine that, immediately after the payment, the value of PubCo’s assets will exceed its liabilities and PubCo will be able to pay its debts as and when they fall due. Holders of PubCo Class A ordinary shares and PubCo Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights.    In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote, and all ordinary shares vote together as one class. Voting at any shareholder meeting is by show of hands unless a poll is demanded by the chairman.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote on resolutions of shareholders to be considered at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a BVI business company, PubCo is not obliged by the Companies Act to call shareholders’ annual general meetings. PubCo’s Memorandum and Articles of Association provide that PubCo may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case PubCo will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Shareholders’ annual general meetings and any other general meetings of PubCo’s shareholders may be convened by any director or, upon a requisition of shareholders holding at the date of deposit of the requisition not less than 30 percent of the votes attaching to the issued and outstanding shares entitled to vote at general meetings in respect of the matter for which the meeting is requested, in which case the directors are obliged to convene such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, PubCo Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) days is required for the convening of PubCo’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

Any resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting.

Transfer of Ordinary Shares.    Subject to the restrictions in PubCo’s Memorandum and Articles of Association as set out below, any of PubCo’s shareholders may transfer all or any of his or her ordinary shares by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.

Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst PubCo’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst PubCo’s shareholders in proportion to the number of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to PubCo for unpaid calls or otherwise. If PubCo’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by PubCo’s shareholders in proportion to the number of the shares held by them.

Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event. Any distribution of assets or capital to a holder of a PubCo Class A ordinary share and a holder of a PubCo Class B ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares.    PubCo may issue shares on terms that such shares are subject to redemption, at PubCo’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by PubCo’s Board of Directors. PubCo may also repurchase any of its shares provided that PubCo may not purchase, redeem or otherwise acquire its own shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the PubCo is permitted or required by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

Variations of Rights of Shares.    If at any time PubCo’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not PubCo is being wound-up, may be varied by a resolution passed at a meeting by the holders of more than fifty percent of the issued shares of that class that have voted (and are entitled to vote thereon) in relation to any such resolution, unless otherwise provided by the terms of issue of such class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.    Holders of PubCo Ordinary Shares have no general right under BVI law to inspect or obtain copies of PubCo’s list of shareholders or its corporate records. However, PubCo will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares.    PubCo’s Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

PubCo’s Memorandum and Articles of Association also authorize its Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rates, conversion rights, voting rights; and

•        the rights and terms of redemption and liquidation preferences.

PubCo’s Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions.    Some provisions of PubCo’s Memorandum and Articles of Association may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including (i) provisions that authorize PubCo’s Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders; and (ii) provisions providing that directors may not be removed by the shareholders except for cause.

PubCo Warrants

Set forth below is also a description of the PubCo Warrants that will be issued and outstanding upon the consummation of the Business Combination.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Memorandum and Articles of Association attached as Annex B to this proxy statement/prospectus.

The PubCo Warrants will have the same terms as the ASCA Warrants. Each PubCo Warrant entitles the holder thereof to purchase one PubCo Class A ordinary share at a price of $11.50 per full share. PubCo will not issue fractional shares. The PubCo Warrants will become exercisable on the later of 30 days after the competition of the Business Combination and 12 months from the date of the IPO, and will expire five years after the consummation of the Business Combination.

PubCo may redeem the outstanding PubCo Warrants (excluding the private warrants that are part of the Private Warrants), in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the PubCo Warrants are exercisable,

•        upon a minimum of 30 days’ prior written notice of redemption,

•        if, and only if, the last sales price of PubCo Class A Ordinary Shares equals or exceeds $16.50 per share for any 20 trading days within a 30 trading day period ending three trading days before PubCo sends the notice of redemption, and

•        if, and only if, a registration statement under the Securities Act covering the PubCo Class A ordinary shares issuable upon exercise of the PubCo Warrants is effective and a current prospectus relating to those PubCo Class A ordinary shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act.

If the foregoing conditions are satisfied and PubCo issues a notice of redemption, each warrant holder can exercise his, her or its PubCo Warrant prior to the scheduled redemption date. However, the price of the PubCo Ordinary Shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit PubCo’s ability to complete the redemption.

In the event PubCo elects to redeem all of the PubCo Warrants that are subject to redemption, PubCo will fix a date for the redemption. Notice of redemption shall be mailed by first class mail, postage prepaid, by PubCo not less than 30 days prior to the date fixed for redemption to the registered holders of the PubCo Warrants to be redeemed at their last addresses as they appear on the warrant register. Any notice mailed in the aforesaid manner will be conclusively presumed to have been duly given, whether or not the registered holder received such notice.

If PubCo calls the PubCo Warrants for redemption as described above, PubCo’s management will have the option to require all warrant holders that wish to exercise PubCo Warrants to do so on a “cashless basis.” In such event, each warrant holder would pay the exercise price by surrendering the whole PubCo Warrant for that number of PubCo Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of PubCo Class A Ordinary Shares underlying the PubCo Warrants, multiplied by the difference between the exercise price of the PubCo Warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the PubCo Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the warrant holders. Whether PubCo will exercise its option to require all warrant holders to exercise their PubCo Warrants on a “cashless basis” will depend on a variety of factors including the price of the PubCo Class A Ordinary Shares at the time the PubCo Warrants are called for redemption, PubCo’s cash needs at such time and concerns regarding dilutive share issuances.

As of the date of this proxy statement/prospectus, trading prices of ASCA ordinary shares have not exceeded the threshold that would allow ASCA to redeem the ASCA Warrants.

COMPARISON OF SHAREHOLDERS’ RIGHTS

In connection with the Business Combination, holders of ASCA securities will become shareholders of PubCo and their rights will be governed by the laws of the British Virgin Islands and PubCo’s Memorandum and Articles of Association. Currently, the rights of ASCA shareholders are governed by the laws of the British Virgin Islands and its Memorandum and Articles of Association, as amended and restated on February 14, 2023 (the “Existing Charter”). There are no material differences between the rights of ASCA shareholders and the proposed rights of PubCo’s shareholders, except that there is no reference to a business combination in PubCo’s Memorandum and Articles of Association. For information on ASCA’s Existing Charter, see “Where You Can Find More Information” in this proxy statement/prospectus. For a summary of PubCo’s Memorandum and Articles of Association, see “Description of PubCo’s Securities” in this proxy statement/prospectus, see the full text of PubCo’s Memorandum and Articles of Association attached to this proxy statement/prospectus as Annex B.

TRADING MARKET AND DIVIDENDS

ASCA

ASCA’s Units, Class A ordinary shares, warrants and rights are listed on The Nasdaq Capital Market under the symbol “ASCAU”, “ASCA”, “ASCAW” and “ASCAR”, respectively. The Units commenced trading on or about February 17, 2022 and the Class A ordinary shares, warrants and rights commenced separate trading on The Nasdaq Capital Market on or about March 17, 2022.

ASCA’s Dividend Policy

ASCA has not paid any cash dividends on its Class A ordinary shares to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon ASCA’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of the Combined Company’s board of directors. It is the present intention of the Board to retain all earnings, if any, for use in its business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

NewGenIvf

Information regarding NewGenIvf is not provided because there is no public market for NewGenIvf’s ordinary shares.

Combined Company

Dividend Policy

Following completion of the Business Combination, the Combined Company’s board of directors will consider whether or not to institute a dividend policy. It is presently intended that the Combined Company retain its earnings for use in business operations and accordingly, the payment of any dividends after consummation of the Business Combination shall be dependent upon the revenue, earnings and financial condition of Combined Company from time to time. The payment of any dividends subsequent to the Business Combination shall be within the discretion of the board of directors of Combined Company.

ASCA’S DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

ASCA’s directors and executive officers are as follows as of the Record Date:

Name	Age	Position
Claudius Tsang	46	Chairman, Chief Executive Officer and Chief Financial Officer
John Brebeck	58	Director
Giang Nguyen Hoang	37	Director
Abuzzal Abusaeri	48	Director

Mr. Claudius Tsang has served as our Chief Executive Officer since April 2021 and Chairman and Chief Financial Officer since July 2021. Mr. Tsang has over 20 years of experience in capital markets, with a strong track record of success in private equity, M&A transactions, and PIPE investments. Mr. Tsang was the Co-head of Private Equity (North Asia) at Templeton Asset Management Limited and a Partner of Templeton Private Equity Partners, a leading global emerging markets private equity firm that is part of Franklin Templeton Investments. Since 2022, Mr. Tsang has been the non-executive director of Unity Group Holdings International Limited (SEHK:1539), a publicly listed investment company engages in the leasing and trading of energy saving products in Hong Kong. During his 15-year career at Templeton, Mr. Tsang served in various positions, including Partner, Senior Executive Director, and Vice President. Mr. Tsang was responsible for the overall investment, management, and operations activities of Templeton Private Equity Partners in North Asia. His role encompassed overseeing the analysis and evaluation of opportunities for strategic equity investments in Asia. During his tenure, Mr. Tsang managed $1 billion in private equity funds, with approximately 50 portfolio companies. He was also involved in the management of a $3 billion fund, which was the largest Central Eastern European listed closed-end fund at the time of IPO in London. From July 2007 to June 2008, Mr. Tsang joined Lehman Brothers, where he managed private equity projects in Hong Kong, China, Taiwan and the United States. At Lehman Brothers, Mr. Tsang managed $500 million proprietary funds. Mr. Tsang served as the Chief Executive Officer and Chairman of Model Performance Acquisition Corp., from March 2021 and July 2021 respectively, until it closed its business combination with MultiMetaVerse Inc. in January 2023. Since November 2022, he has served as the Chief Executive Officer, Chairman and Director of A Paradigm Acquisition Corp., and as the Chief Investment Officer of JVSPAC Acquisition Corp. since April 2021. He has served as the Chief Financial Officer of A SPAC II Acquisition Corp since July 2021 and as the Director and Chief Executive Officer of A SPAC (HK) Acquisition Corp since February 2022 and March 2022, respectively. Mr. Tsang served as a director of the CFA Society of Hong Kong from 2013 to 2019. Mr. Tsang obtained a Master of Business Administration from the University of Chicago Booth School of Business in 2017, a bachelor’s degree in law from Tsinghua University in 2005, and a bachelor’s degree in engineering from the Chinese University of Hong Kong in 1998. Mr. Tsang is also a CFA charter holder.

Mr. John Brebeck has served as our director since February 2022. He has over 30 years of experience in corporate management, capital market, strategic development, and business operations. Since 2021, Mr. Brebeck has served as the Vice President of Investor Relations for Glass House Brands, a vertically-integrated producer of premium sun-grown cannabis, with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From 2018 to 2021, Mr. Brebeck served as the Senior Advisor to Quantum International Corp., a research-based capital market solution provider specializing in long-term shareholder value creation, AGM management, capital market and corporate financial solutions. From 2008 to 2022, he also served as the External Director for Dalton Greater China Fund, an equity fund that targeted companies benefiting from China’s growth and that sought to capitalize on inefficiencies in the China equity markets. From 2014 to 2021, Mr. Brebeck served as a board member for Hydroionic Envirotec Company Limited, a technology company working towards zero heavy metal emissions and focusing heavy metal recycling. From 2014 to 2018, Mr. Brebeck served as the Managing Director for Peace Field Limited, a Hong Kong based professional service provider that offers financial, strategic, and operational advisory services for mid-market companies. Prior to 2014, Mr. Brebeck served in numerous positions, including as President of Yuanta Investment Consulting, a wholly-owned subsidiary of Yuanta Financial Holdings, a leading domestic broker in Taiwan, and as research head for The Dalton Greater China Fund and JP Morgan Securities in Taiwan. Mr. Brebeck is a Chartered Financial Analyst. He obtained his Master of Business Administration degree from The University of Chicago Booth School of Business and his Bachelor of Arts in China Regional Studies from Georgetown University. We believe that Mr. Brebeck is qualified to serve on our board of directors based on his corporate management, capital market, strategic development, and business operations expertise.

Mr. Giang Nguyen Hoang has served as our director since February 2022. Mr. Giang has over 13 years of experience in capital market, business management, strategic management, entrepreneurship, and risk management. Since 2020, Mr. Giang has served as the Chairman for DNSE Securities JSC, a stock trading and brokerage firm in Vietnam. Since 2018, Mr. Giang has served as the Chairman and Chief Executive Officer for Encapital Fintech JSC, a fintech company in Vietnam providing financial technology solutions for investors in Vietnam. During his tenure, Mr. Giang was responsible for setting the vision, direction and strategy for the organization and was responsible for overseeing the growth and expansion of the business. Mr. Giang also serves as a board member of numerous organizations, including TNG Investment and Trading JSC (HNX:TNG), a publicly listed garment manufacturing company in Vietnam (since 2021), and Southern Gas Trading Joint Stock Company (since 2019). From 2008 to 2018, Mr. Giang was a 10-year veteran of VNDIRECT Securities Corporation, a publicly listed brokerage firm in Vietnam, focusing on individual investors through a proprietary online trading platform, where he held various positions including Chief Executive Officer, Risk Management Manager, Manager, and Business Analyst for Research and Development Department. During his tenure, Mr. Giang oversaw the company’s business strategy, operations and compliance matters. Mr. Giang obtained his Master of Business Administration from the University of Chicago Booth School of Business, and his Bachelor of Science and Computer Engineering from University of Nebraska. We believe that Mr. Giang is qualified to serve on our board of directors based on his capital market, business management, strategic management, entrepreneurship, and risk management expertise.

Mr. Abuzzal Abusaeri has served as our director since February 2022. Mr. Abusaeri has almost two decades of experience in mergers and acquisitions, growth strategy formulation, providing mergers and acquisitions consultation and capital market transactions across a range of portfolio companies in diverse industries. From 2016 to 2023, Mr. Abusaeri served as the Head of Corporate Finance with a focus on Mergers and Acquisitions for Global Mediacom, a leading media and entertainment group in Indonesia. During his tenure, Mr. Abusaeri manages sell-side and buy-side M&A investments of the company, advises investments within the venture capital space and leads issuance of bonds. His experience entails acquisitions and strategic investments in a number of media and technology companies in emerging markets. From 2009 to 2016, Mr. Abusaeri served as the Vice President of Corporate Finance for Fairways Investment Group, an Indonesian based investment holding company focusing on consumer related companies. Mr. Abusaeri was responsible for managing portfolio companies which included acting as Chief Financial Officer and leading the development of a consumer lending startup, and overseeing the growth strategy and execution of an Indonesian healthcare company. From 2007 to 2009, Mr. Abusaeri served as the Senior Assistant Vice President for Bank Danamon, one of the largest bank of Indonesia with approximately IDR200 trillion asset size in 2020. From 2005 to 2007, Mr. Abusaeri served as the Assistant Vice President for Bank Lippo, currently Bank CIMB Niaga. During his tenure, Mr. Abusaeri led the bank’s business and economic research unit where he conducted a number of research within Indonesia’s consumer and corporate banking industry. From 2004 to 2005, Mr. Abusaeri served as the Research Analyst for McKinsey and Co, where he was part of the firm’s financial institution group practice and part of the team that advised a number of large Indonesian banks. From 2003 to 2004, Mr. Abusaeri served as the Research Analyst for DBS Vickers Securities, a securities and derivatives brokerage firm with international Asian focus in Hong Kong, Indonesia, Thailand, Malaysia, the United States and the United Kingdom. Mr. Abusaeri obtained his Master of Business Administration from the University of Chicago Booth School of Business in 2018, Master of Science in Investment Management from Bayes Business School, University of London in 2002, and bachelor degree of Economics from the Trisakti University in 1998. We believe that Mr. Abusaeri is qualified to serve on our board of directors based on his corporate development, strategic formulation and capital market expertise.

Audit Committee

ASCA’s Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and consists of Abuzzal Abusaeri, Giang Nguyen Hoang and John Brebeck, each of whom are independent directors and are “financially literate” as defined under the Nasdaq listing standards. Mr. Abuzzal Abusaeri serves as chairman of the Audit Committee. Our Board has determined that Mr. Abuzzal Abusaeri qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent auditors;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transactions; and

•        reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

ASCA’s Compensation Committee consists of Abuzzal Abusaeri, Giang Nguyen Hoang and John Brebeck, each of whom is an independent director. Mr. Abuzzal Abusaeri serves as chairman of the Compensation Committee. Pursuant to our Compensation Committee charter, the functions of the Compensation Committee include, but not limited to:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

•        reviewing and approving the compensation of all of our other executive officers;

•        reviewing and approving the compensation of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual reports disclosure requirements;

•        approving all special prerequisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating Committee

ASCA’s Nominating Committee consists of Abuzzal Abusaeri, Giang Nguyen Hoang and John Brebeck, each of whom is an independent director under Nasdaq’s listing standards. Mr. Abuzzal Abusaeri is the chair of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

The guidelines for selecting nominees, which are specified in ASCA’s Nominating Committee Charter, generally provide that persons to be nominated:

•        should have demonstrated notable or significant achievements in business, education or public service;

•        should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•        should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Employment Agreements

ASCA has not entered into any employment agreements with its executive officers, and has not made any agreements to provide benefits upon termination of employment.

Executive Officers and Director Compensation

None of ASCA’s officers and directors has received any cash compensation for services rendered to ASCA. No other compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by ASCA to the Sponsor, officers and directors, or any affiliate of ASCA’s Sponsor, officers or directors, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. ASCA’s audit committee will review on a quarterly basis all payments that were made to ASCA’s Sponsor, officers or directors, or ASCA’s or their affiliates.

Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such payments, ASCA’s does not expect to have any additional controls in place governing our reimbursement payments to ASCA’s directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

Conflicts of Interest

Under British Virgin Islands law, directors and officers owe the following fiduciary duties:

•        duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        directors should not improperly fetter the exercise of future discretion;

•        duty to exercise powers fairly as between different classes of shareholders;

•        duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•        duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Each of our directors and officers presently has, and in the future any of our directors and our officers may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present acquisition opportunities to such entity. Accordingly, subject to his or her fiduciary duties under British Virgin Islands law, if any of our officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will need to honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to us if such entity rejects the opportunity. Our amended and restated memorandum and articles of association provides that, subject to his or her fiduciary duties under British Virgin Islands law, we renounce our interest in any corporate opportunity offered to any officer or director unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are permitted to complete on a reasonable basis. ASCA believes that the potential conflict of interest relating to the waiver of the corporate opportunities doctrine in its amended and restated memorandum and articles of association did not impact its search for an acquisition target and that it was not prevented from reviewing any opportunities as a result of such waiver.

ASCA’s Sponsor, officers and directors may become officers or directors of other special purpose acquisition companies. Notwithstanding that, such officers and directors will continue to have a pre-existing fiduciary obligation to us and we will, therefore, have priority over any special purpose acquisition companies they subsequently join. Potential investors should also be aware of the following other potential conflicts of interest:

•        None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        ASCA’s Sponsor, officers and directors have agreed to waive their redemption rights with respect to our founder shares and public shares in connection with the consummation of our initial business combination. Additionally, ASCA’s Sponsor, officers and directors have agreed to waive their redemption rights with respect to their founder shares if we fail to consummate our initial business combination by August 17, 2023 (unless the date by which the initial business combination may be consummated is extended to October 17, 2023 as allowed under our Existing Charter). If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement warrants held in the trust account will be used to fund the redemption of our public shares, and the warrants will expire worthless. With certain limited exceptions, the founder shares will not be transferable, assignable or salable by the Sponsor until the earlier of (1) six months after the completion of our initial business combination and (2) the date on which we consummate a liquidation, merger, share exchange, reorganization, or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- trading day period commencing after our initial business combination, the founder shares will be released from the lock-up. With certain limited exceptions, the private placement units, private placement shares, private placement warrants, private placement rights and the Class A ordinary shares underlying such warrants and rights will not be transferable, assignable or salable by the Sponsor until 30 days after the completion of our initial business combination. Since ASCA’s Sponsor and officers and directors may directly or indirectly own ordinary shares, warrants and rights of the PubCo, ASCA’s officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•        ASCA’s officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•        ASCA’s officers and directors may have a consulting relationship with other corporations and may have a conflict of interest including but not limited to allocating his or her time among various business activities.

The conflicts described above may not be resolved in our favor. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. None of the officers and directors of the Sponsor or ASCA have any fiduciary or contractual obligations to, or any interest in, or affiliation with, NewGenIvf. Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation
Claudius Tsang	A Paradigm Acquisition Corp.	SPAC	Chief Executive Officer, Chairman and Director
	Female Entrepreneurs Worldwide	Internet Community	Advisor
	ACH	Financial Services	Investment Director
	Beijing ReeChain Technology Limited	Blockchain	Director
	JVSakk Asset Management Limited	Finance	Partner
	JVSPAC Acquisition Corp.	SPAC	Chief Investment Officer
	A SPAC II Acquisition Corp.	SPAC	Chief Financial Officer
	A SPAC (HK) Acquisition Corp	SPAC	Chief Executive Officer, Executive Director
	Unity Group Holdings International Limited.	ESG	Non-executive director

Abuzzal Abusaeri	Fairways Capital	Investment	VP Corporate Finance & Strategy
	Bank Danamon	Financial Services	Sr AVP Strategic Planning
	Bank Lippo	Financial Services	AVP
	McKinsey & Co	Management Consulting	Research Analyst
	DBS Vickers	Equity Brokerage	Research Analyst

Individual	Entity	Entity’s Business	Affiliation
Giang Nguyen Hoang	DNSE Securities Joint Stock Company	Securities trading	Chairman
	Encapital Financial Technology Joint Stock Company	Fintech software	Founder Chairman & CEO
	Encapital Holdings Joint Stock Company	Investment	Founder, Chairman & CEO
	Southern Gas Trading Joint Stock Company	Gas trading	Member of BOD
	TNG Investment and Trading Joint Stock Company	Textile	Member of BOD
	Enpay Payment Joint Stock Company	Payment Medetiary	Chairman

John Brebeck	Glass House Brands (CBOE Canada/NEO: GLAS.A.U & OTCQX: GLASF)	Consumer Packaged Goods	Vice President, Shareholder
	Hydroionic Technologies	Metal Reycling	Shareholder
	Northwest Biotherapeutics (NWBO)	Biotechnology	Shareholder
	Gogolook Co. Ltd (6902.TW)	Application Software	Shareholder
	eCloud Valley (6689.TW)	Cloud Services Provider	Shareholder
	Grassdoor	Delivery Service	Shareholder
	Bayshore Hospitality	Hospitality	Shareholder
	Healthy Pecan Farms	Pecan grower	Shareholder
	Polarean Imaging PLC (POLX.L)	Medical Imaging	Shareholder
	Remotek	Telecom Power	Shareholder
	Tesla (NASDAQ: TSLA)	Electric Vehicles	Shareholder

Accordingly, if any of the above officers or directors become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under British Virgin Islands law. We do not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect our ability to complete our initial business combination, because the specific industry focuses of a majority of these entities differ from our focus on consumer/lifestyle businesses and the type or size of the transaction that such companies would most likely consider are of a size and nature substantially different than what we are targeting.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with ASCA’s Sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions or an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view.

In the event that we submit our initial business combination to our public shareholders for a vote, ASCA’s Sponsor, officers and directors have agreed, pursuant to the terms of a letter agreement entered into with us, to vote any founder shares held by them (and their permitted transferees will agree) and any public shares purchased during or after the offering in favor of our initial business combination.

NEWGENIVF’S DIRECTORS AND EXECUTIVE OFFICERS PRIOR TO
THE BUSINESS COMBINATION

NewGenIvf’s directors and executive officers prior to the Business Combination will be as follows:

Name	Age	Title
Siu, Wing Fung Alfred	68	Chairman of the Board of Directors, Chief Executive Officer and Co-Founder
Fong, Hei Yue Tina	42	Director, Chief Marketing Officer and Co-Founder
Wong, Charles Ka Che	51	Director Appointee
Patsama Vichinsartvichai	42	Medical Officer
Anussara Phinyong	31	Lab Officer
Araya Boonchaisitthipong	32	Lab Officer

Siu, Wing Fung Alfred, NewGenIvf’s co-founder, has served as the Chairman of the Board of Directors and the Chief Executive Officer of NewGenIvf since 2019. Prior to establishing NewGenIvf in 2019, Mr. Siu served as a director of First Fertility PGS Center Co., Ltd. since 2014. Mr. Siu received his master’s degree in science and bachelor’s degree in science from Stanford University.

Fong, Hei Yue Tina, NewGenIvf’s co-founder, has served as a Director and the Chief Marketing Officer of NewGenIvf since 2019. Prior to establishing NewGenIvf in 2019, Ms. Fong served as a director of First Fertility PGS Center Co., Ltd. since 2014. Ms. Fong received her bachelor’s degree in marketing from Indiana University.

Wong, Charles Ka Che has over 20 years’ experience in advisory, accounting, taxation and management consultancy. Mr. Wong is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and CPA Australia. Mr. Wong received his bachelor’s degree in commerce with a major in accounting from University of Newcastle.

Patsama Vichinsartvichai has served as a Medical Officer of NewGenIvf since 2019. Before joining NewGenIvf, Mr. Vichinsartvichai served as a Medical Officer at First Fertility PGS Center Co., Ltd. Mr. Vichinsartvichai obtained a doctor of medicine from Mahidol University and a master of clinical embryology developmental biology and embryology from Monash University.

Anussara Phinyong has served as a Lab Officer of NewGenIvf since 2022. Before joining NewGenIvf, Ms. Phinyong severed as a senior embryologist at First Fertility PGS Center Co., Ltd. Ms. Phinyong received her bachelor’s degree in medical technology from Mahidol University.

Araya Boonchaisitthipong has served as a Lab Officer of NewGenIvf since 2022. Before joining NewGenIvf, Ms. Boonchaisitthipong severed as a senior embryologist at First Fertility PGS Center Co., Ltd. Ms. Boonchaisitthipong received her bachelor’s degree in medical technology from Mahidol University.

Compensation of Directors and Executive Management

The compensation for each of NewGenIvf’s executive officers comprises base salary, discretionary bonus, equity compensation, contractual benefits and contributions to defined contribution plans.

None of Mr. Siu, Wing Fung Alfred, Ms. Fong, or Hei Yue Tina received compensation for their respective services as a director for the years ended December 31, 2021 and 2022.

The amount of compensation paid to Mr. Patsama Vichinsartvichai for the year ended December 31, 2022 was THB3,692,000.00.

The amount of compensation paid to Ms. Anussara Phinyong for the year ended December 31, 2022 was THB1,097,353.98. The compensation was comprised of salary, overtime fees and per diem fees.

The amount of compensation paid to Ms. Araya Boonchaisitthipong for the year ended December 31, 2022 was THB1,040,912.62. The compensation was comprised of salary, overtime fees, position value and per diem fees.

None of the NewGenIvf’s directors and executive officers enjoys any additional pension, retirement or similar benefits. NewGenIvf has not set aside or accrued any amount to provide pension, retirement or other similar benefits.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY AFTER THE BUSINESS COMBINATION

PubCo’s directors and executive officers upon the consummation of the Business Combination will be as follows:

Name	Age	Title
Siu, Wing Fung Alfred	68	Chairman of the Board of Directors, Chief Executive Officer
Fong, Hei Yue Tina	42	Director, Chief Marketing Officer
Wong, Charles Ka Che	52	Director, Chief Financial Officer
Patsama Vichinsartvichai	42	Medical Officer
Anussara Phinyong	31	Lab Officer
Araya Boonchaisitthipong	32	Lab Officer
[•]	[•]	[•]

Please see “NewGenIvf’s Directors and Executive Officers Prior to the Business Combination” for the professional profile of Mr. Siu, Wing Fung Alfred, Ms. Fong, Hei Yue Tina, Mr. Wong Charles Ka Che, Mr. Vichinsartvichai, Ms. Phinyong and Ms. Boonchaisitthipong.

Board of Directors

PubCo’s Board of Directors will consist of 7 directors, including 4 independent directors, namely [•], upon the closing of the Business Combination. A director is not required to hold any shares in PubCo to qualify as a director. Nasdaq Stock Market Listing Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. However, as a foreign private issuer, we are exempt from this requirement.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with PubCo is required to declare the nature of his or her interest at a meeting of PubCo’s directors. A notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm or has a fiduciary relationship with respect to the company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. PubCo’s Board of Directors may by resolution of directors exercise all of the powers to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of PubCo or of any third party. None of PubCo’s directors has a service contract with PubCo that provides for benefits upon termination of service as a director.

Committees of PubCo’s Board of Directors

Upon the closing of the Business Combination, PubCo intends to establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee under its Board of Directors. PubCo also intends to adopt a charter for each of the three committees upon the closing of the Business Combination. Each committee’s members and functions are described below.

Audit Committee.    PubCo’s Audit Committee will consist of [•], chaired by [•]. PubCo has determined that each of [•] satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. PubCo has determined that [•] qualifies as an “Audit Committee financial expert.” The Audit Committee oversees PubCo’s accounting and financial reporting processes and the audits of its financial statements. The Audit Committee is responsible for, among other things: establishing clear hiring policies for employees or former employees of the independent auditors;

•        reviewing and recommending to PubCo’s Board of Directors for approval, the appointment, reappointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by PubCo’s independent auditors at least annually;

•        obtaining a written report from PubCo’s independent auditor describing matters relating to its independence and quality control procedures;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with PubCo’s independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, in addition to issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        reviewing and recommending the financial statements for inclusion within PubCo’s quarterly earnings releases and to its Board of Directors for inclusion in its annual reports;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing policies with respect to risk assessment and risk management;

•        reviewing the adequacy and effectiveness of PubCo’s accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing;

•        meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm;

•        monitoring compliance with PubCo’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of its procedures to ensure proper compliance;

•        reporting periodically to PubCo’s Board of Directors; and

•        such other matters that are specifically delegated to PubCo’s Audit Committee by PubCo’s Board of Directors from time to time.

Compensation Committee.    PubCo’s Compensation Committee will consist of [•], chaired by [•]. PubCo has determined that each of [•] satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules. The Compensation Committee assists the Board of Directors in reviewing and approving the compensation structure, including all forms of compensation, relating to PubCo’s directors and executive officers. PubCo’s chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The Compensation Committee is responsible for, among other things:

•        reviewing and evaluating PubCo’s executive compensation and benefits policies generally;

•        reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

•        periodically reviewing and reassessing the adequacy of the committee charter;

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management;

•        reporting periodically to PubCo’s Board of Directors; and

•        such other matters that are specifically delegated to the Compensation Committee by PubCo’s Board of Directors from time to time.

Nominating and Corporate Governance Committee.    PubCo’s Nominating and Corporate Governance Committee will consist of [•], chaired by [•]. PubCo has determined that each of [•] satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules. The Nominating and Corporate Governance Committee assists the Board of Directors in selecting individuals qualified to become PubCo’s directors and in determining the composition of the Board of Directors and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

•        recommending nominees to PubCo’s Board of Directors for election or re-election to PubCo’s Board of Directors, or for appointment to fill any vacancy or newly created directorships on PubCo’s Board of Directors;

•        reviewing periodically with PubCo’s Board of Directors the current composition of PubCo’s Board of Directors with regards to characteristics such as judgment, experience, expertise, diversity and background;

•        recommending to PubCo’s Board of Directors such criteria with respect to nomination or appointment of members of its Board of Directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq Stock Market Listing Rules, or otherwise considered desirable and appropriate;

•        recommending to PubCo’s Board of Directors the names of directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself;

•        periodically and reassessing the adequacy of the committee charter;

•        overseeing compliance with the corporate governance guidelines and code of business conduct and ethics; and

•        overseeing and leading the self-evaluation of PubCo’s Board of Directors in its performance and

•        effectiveness as a whole.

Duties and Functions of Directors

Under the laws of the British Virgin Islands, PubCo’s directors owe fiduciary duties to PubCo, including duty to act honestly and in good faith in what the directors believe to be in the best interests of the company, duty to exercise powers for a proper purpose and directors shall not act, or agree to act, in a matter that contravenes the BVI Companies Act or the Memorandum and Articles of Association, duty to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances, and duty to avoid conflicts of interest. In fulfilling their duty of care to PubCo, PubCo’s directors must ensure compliance with PubCo’s Memorandum and Articles of Association, as amended and restated from time to time. PubCo has the right to seek damages if a duty owed by its directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in PubCo’s name if a duty owed by PubCo’s directors is breached. The functions and powers of PubCo’s Board of Directors include, among other things, (i) convening shareholder meetings at such times and in such manner and places as the director considers necessary or desirable, (ii) declaring dividends, (iii) appointing directors or officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of PubCo, including the registering of such shares in PubCo’s share register.

Terms of Directors and Officers

PubCo’s officers are elected by and serve at the discretion of the board. Each director holds office for the term fixed by the resolution of shareholders or the resolution of directors appointing him until such time as his successor takes office or until the earlier of his death, resignation or removal from office by resolution of directors with or without cause or by resolution of shareholders for cause. The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office. A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

Interested Transactions

A director may, subject to any separate requirements for Audit Committee approval under applicable laws or applicable Nasdaq Stock Market Listing Rules, vote on a matter relating to the transaction in which he or she is interested, provided that the interest of any directors in such transaction is disclosed by him or her to all other directors.

Compensation of Directors and Executive Officers

Following the closing of the Business Combination, we expect PubCo’s executive compensation program to be consistent with NewGenIvf’s existing compensation policies and philosophies. Following the closing of the Business Combination, decisions with respect to the compensation of PubCo’s executive officers, including its named executive officers, will be made by the compensation committee of the board of directors. The following discussion is based on the present expectations as to the compensation of the named executive officers and directors following the Business Combination. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.

We anticipate that compensation for PubCo’s executive officers will have the following components: base salary, cash bonus opportunities, share incentive award, broad-based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits will be designed to attract and retain senior management talent. PubCo will also use cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of its named executive officers with the long-term interests of its equity owners and to enhance executive retention.

Base Salary

We expect that PubCo’s named executive officers’ base salaries in effect prior to the Business Combination will continue subject to increases made in connection with NewGenIvf’s annual review of its named executive officers’ base salaries, and be reviewed annually by the Compensation Committee.

Annual Bonuses

We expect that PubCo will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the Compensation Committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the Compensation Committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.

Share Incentive Award

We expect PubCo to adopt the Share Incentive Award in connection with the Business Combination, under which the management will be entitled to receive up to 5% of the then outstanding ordinary shares of PubCo (on fully diluted basis) under certain circumstances.

Other Compensation

We expect PubCo to continue to maintain various broad-based employee benefit plans similar to those in effect prior to the Business Combination. We also expect PubCo to continue to provide its named executive officers with specified perquisites and personal benefits currently provided by NewGenIvf.

Director Compensation

Following the Business Combination, non-employee directors of PubCo will receive varying levels of compensation for their services as directors and members of committees of the PubCo Board. PubCo anticipates that director compensation will be determined in accordance with industry practice and standards.

Foreign Private Issuer Status

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and Principal Shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. PubCo will also be permitted to follow corporate governance practices in accordance with the law of BVI in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange. PubCo’s Memorandum and Articles of Association do not require PubCo to have a majority of the board consisting of independent directors nor require PubCo to hold an annual shareholders’ meeting during each fiscal year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWENERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of our ordinary shares as of [•] (pre-Business Combination) and immediately after the consummation of the Business Combination by:

•        each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by ASCA to be the beneficial owner of more than 5% of our ordinary shares as of [•] (pre-Business Combination) or upon the closing of the Business Combination;

•        each of ASCA’s executive officers and directors;

•        each person who will become an executive officer or director of the Combined Company upon the closing of the Business Combination;

•        all of our current executive officers and directors as a group; and

•        all executive officers and directors of the Combined Company as a group upon the closing of the Business Combination.

As of the Record Date, ASCA had [•] ASCA Class A ordinary shares and 1 ASCA Class B ordinary share are issued and outstanding.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, ASCA believes, based on the information furnished to it, that the persons and entities named in the table below have, or will have immediately after the consummation of the Business Combination, sole voting and investment power with respect to all shares of ordinary shares that they beneficially own, subject to applicable community property laws. Any shares of ordinary shares subject to options or warrants exercisable within 60 days of the consummation of the Business Combination are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of outstanding shares is based on (i) [•] shares of ordinary shares to be outstanding (assuming no redemption), and (ii) [•] shares of ordinary shares to be outstanding (assuming 100% redemption) upon consummation of the Business Combination, but does not take into account any warrants, options or other convertible securities of NewGenIvf issued and outstanding as of the date hereof. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by ASCA’s existing shareholders in ASCA will be different.

The expected beneficial ownership of ordinary shares post-Business Combination under the header “Post-Business Combination — Assuming No Redemption” assumes 3,272,305 public shares having been redeemed.

The expected beneficial ownership of ordinary shares post-Business Combination under the header “Post-Business Combination — Assuming Maximum Redemption” assumes 3,627,695 public shares having been redeemed.

	Pre-Business Combination			Post-Business Combination
	Number of Shares			Assuming No Redemptions				Assuming Maximum Redemptions
Name and Address of Beneficial Owner	Number of Share Beneficially Owned		% of Class	Number of Share	% of Class	Number of Shares Assuming Exercise and Conversion of All Securities	% of Class	Number of Share	% of Class	Number of Shares Assuming Exercise and Conversion of All Securities	% of Class
Five Percent Holders of A SPAC I and the Combined Company
A SPAC (Holdings) Acquisition Corp.(1)	1,725,000		31.8%	1,725,000	15%	4,870,000	35.9%	1,725,000	23.1%	4,870,000	45.8%
Shaolin Capital Management LLC(2)	400,033		7.4%	400,033	3.6%	400,033	2.9%	0	0%	0	0%
Polar Asset Management Partners Inc.(3)	655,600		12.0%	655,600	5.9%	655,600	4.8%	0	0%	0	0%
Glazer Capital, LLC(4)	649,925		12.0%	649,925	5.8%	649,925	4.8%	0	0%	0	0%
MMCAP International Inc. SPC(5)	500,000		9.2%	500,000	4.5%	500,000	3.7%	0	0%	0	0%
Karpus Investment Management(6)	497,850		9.2%	497,850	4.5%	497,850	3.7%	0	0%	0	0%
Seazen Resources Investment Limited	—		—	894,500	8.1%	894,500	6.6%	894,500	12.0%	894,500	8.4%
Directors and Named Executive Officers of A SPAC I
Claudius Tsang	1,725,000	(7)	31.8%	1,725,000	15.5%	4,870,000	35.9%	1,725,000	23.1%	4,870,000	45.8%
Abuzzal Abusaeri	—		—	—	—	—	—	—	—	—	—
Giang Nguyen Hoang	—		—	—	—	—	—	—	—	—	—
John Brebeck	—		—	—	—	—	—	—	—	—	—
All officers and directors as a group (4 individuals)	1,725,000		31.8%	1,725,000	15.5%	4,870,000	35.9%	1,725,000	23.1%	4,870,000	45.8%
Directors and Named Executive Officers Post-Business Combination
Siu, Wing Fung Alfred	—		—	1,779,500	16.0%	1,779,500	[•]	1,779,500	[•]	1,779,500	[•]
Fong, Hei Yue Tina	—		—	2,326,000	20.9%	2,326,000	[•]	2,326,000	[•]	2,326,000	[•]
Wong, Charles Ka Che	—		—	—	—	—	—	—	—	—	—
Patsama Vichinsartvichai	—		—	—	—	—	—	—	—	—	—
Anussara Phinyong	—		—	—	—	—	—	—	—	—	—
Araya Boonchaisitthipong	—		—	—	—	—	—	—	—	—	—
All officers and directors as a group ([•] individuals)	—		—	4,105,500	37.0%	4,105,500	30.2%	4,105,500	54.9%	4,105,500	38.8%

____________

(1)      The Sponsor is controlled by Mr. Claudius Tsang. The business address of the Sponsor is Level 39, Marina Bay Financial Centre, Tower 2, 10 Marina Boulevard, Singapore 018983.

(2)      Based on a Schedule 13G filed by the reporting person. The address for the reporting person is 230 NW 24th Street, Suite 603, Miami, FL 33127.

(3)      Based on a Schedule 13G filed by the reporting person. The address for the reporting person is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

(4)      Based on a Schedule 13G filed by the reporting person. The address for the reporting person is 250 West 55th Street, Suite 30A, New York, New York 10019.

(5)      Based on a Schedule 13G jointly filed by MMCAP International Inc. SPC and MM Asset Management Inc. The addresses for the reporting persons are c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands and 161 Bay Street, TD Canada Trust Tower Suite 2240, Toronto, ON M5J 2S1 Canada, respectively.

(6)      Based on a Schedule 13G filed by the reporting person. The address for the reporting person is 183 Sully’s Trail, Pittsford, New York 14534.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

ASCA Related Party Transactions

Founder Shares

On July 7, 2021, ASCA issued 2,875,000 Class B ordinary shares to its Sponsor for an aggregate purchase price of $25,000, or approximately $0.01 per share. On July 19, 2021, 2,874,999 Class B ordinary shares were repurchased and cancelled at an aggregate repurchase price of $25,000, or approximately $0.01 per share, resulting in one Class B ordinary share in issue after the repurchase. On the same day, ASCA issued 2,300,000 Class A ordinary shares to the Sponsor for an aggregate purchase price of $25,000, or approximately $0.01 per share. Subsequently, on January 14, 2022, the Sponsor surrendered for no consideration and ASCA canceled 575,000 of such Class A ordinary shares, resulting in 1,725,000 Class A ordinary shares remaining outstanding. Up to 225,000 founder shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ Over-Allotment Option was exercised. Since the Over-Allotment Option was exercised in full on February 25, 2022, no founder shares are subject to forfeiture any longer.

The Sponsor, officers and directors have entered into a letter agreement with ASCA, pursuant to which they have agreed (A) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial business combination and (B) to waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if ASCA fails to complete the initial business combination within the Combination Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if ASCA fails to complete the initial business combination within such time period. If ASCA submits the initial business combination to the public shareholders for a vote, the Sponsor, officers and directors have agreed (and their permitted transferees will agree) to vote their founder shares and any public shares purchased during or after the IPO in favor of the initial business combination.

With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to ASCA’s officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) six months after the completion of the initial business combination or (B) subsequent to the initial business combination, (x) if the last sale price of the Class A ordinary shares equal or exceed $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination, or (y) the date following the completion of the initial business combination on which ASCA completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the IPO, ASCA consummated the private placement with the Sponsor of 2,875,000 private placement warrants at a price of $1.00 per warrant, generating total proceeds of $2,875,000. On March 1, 2022, simultaneously with the sale of the Over-Allotment Option Units, ASCA consummated the private sale of an additional 270,000 private placement warrant to the Sponsor generating gross proceeds of $270,000. Each private placement warrant is identical to the warrants sold in the IPO, except with respect to certain registration rights and transfer restrictions. There will be no redemption rights or liquidating distributions from the trust account with respect to the private placement warrants. The warrants will expire worthless if ASCA does not consummate a business combination within the time period specified in its amended and restated memorandum and articles of association.

Promissory Notes — Related Party

On September 4, 2021, the Sponsor agreed to loan ASCA an aggregate of up to $400,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). This loan is non-interest bearing and payable on the completion of the IPO. The Note was fully repaid on April 26, 2022.

On January 27, 2023 and March 13, 2023, ASCA issued two unsecured promissory notes in the aggregate amount up to $500,000 per note (the “Prior Notes”) to the Sponsor payable promptly after the date on which ASCA consummates a Business Combination. In the event that ASCA does not consummate a Business Combination, the Promissory Notes will be terminated. Both Promissory Notes are non-interest bearing and convertible into warrants having the same terms and conditions as the public warrants, at the price of $1.00 per warrant at the option of the Sponsor.

On June 12, 2023, A SPAC I entered into amendments to the Prior Notes (the “Amendments to the Prior Notes”) with the Sponsor. Pursuant to the Amendments to the Prior Notes, the principal amounts outstanding under the Prior Notes shall be payable promptly on demand and, in any event, no later than the date on which ASCA terminates or consummates an initial business combination.

On June 12, 2023, ASCA issued an unsecured promissory note in the aggregate amount up to $200,000 per note (the “June Note”) to the Sponsor payable promptly on demand and, in any event, no later than the date on which ASCA terminates or consummates an initial business combination. In the event that ASCA does not consummate a Business Combination, the June Note will be terminated. The June Note is non-interest bearing and convertible into warrants having the same terms and conditions as the public warrants, at the price of $1.00 per warrant at the option of the Sponsor.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of ASCA’s officers and directors may, but are not obligated to, loan ASCA funds from time to time or at any time, as may be required (“Working Capital Loans”). If ASCA completes the initial Business Combination, ASCA may repay the Working Capital Loans out of the proceeds of the Trust Account released to ASCA. In the event that the initial business combination does not close, ASCA may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,150,000 of such Working Capital Loans may be convertible into warrants at a price of $1.00 per warrant, at the option of the lender. Such warrants would be identical to the private placement warrants.

General

As more fully discussed in the section of this proxy statement/prospectus entitled “Management — Conflicts of Interest,” if any of our officers or directors becomes aware of an initial business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to his or her fiduciary duties under British Virgin Islands law. ASCA’s officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to ASCA’s Sponsor, officers and directors, or any affiliate of ASCA’s Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to ASCA’s Sponsor, officers, directors or ASCA’s or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

We have entered into a registration rights agreement with respect to founder shares, the private placement warrants, and warrants that may be issued on conversion of Working Capital Loans.

Pursuant to a registration rights agreement entered into on February 14, 2022, the holders of the founder shares and the private placement warrants are entitled to registration rights. In connection with the closing of the Business Combination, NewGenIvf, ASCA and certain shareholders of each of NewGenIvf and ASCA who will receive PubCo Class A ordinary shares pursuant to the Merger Agreement, will enter into an amended and restated registration rights agreement, which will become effective upon the consummation of the Business Combination.

Related Party Policy

Our Code of Ethics requires us to avoid conflicts of interest, wherever possible, except under guidelines approved by the board of directors (or the audit committee). Anything that would be a conflict for a person subject to this Code also will be a conflict for a member of his or her immediate family or any other close relative. Examples of conflict of interest situations include, but are not limited to, the following:

•        any significant ownership interest in any supplier or customer;

•        any consulting or employment relationship with any supplier or customer;

•        the receipt of any money, non-nominal gifts or excessive entertainment from any entity with which ASCA has current or prospective business dealings;

•        selling anything to ASCA or buying anything from ASCA, except on the same terms and conditions as comparable officers or directors are permitted to so purchase or sell;

•        any other financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving ASCA; and

•        any other circumstance, event, relationship or situation in which the personal interest of a person subject to the Code of Ethics interferes or even appears to interfere with the interests of ASCA as a whole.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer. To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity which is affiliated with any of our initial shareholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our unaffiliated shareholders from a financial point of view.

Furthermore, in no event will any of our existing officers, directors or initial shareholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the consummation of a business combination.

Certain Related Party Transactions of NewGenIvf

NewGenIvf’s Related Parties

A summary of related parties is as follows:

Relationship
Seazen Resources Investment Limited	Shareholder
Mr. Siu, Wing Fung Alfred and Ms. Fong, Hei Yue Tina	Shareholders and directors (note 1)
Harcourt Limited	A related company (note 2)

____________

(1)      Ms. Fong is the spouse of Mr. Siu.

(2)      The directors and shareholders of Harcourt Limited is Mr. Siu, Wing Fung Alfred and Ms. Fong, Hei Yue Tina. Harcourt Limited therefore has the common ultimate beneficial owners with NewGenIvf.

Transaction with Seazen Resources Investment Limited

During the year ended December 31, 2022, NewGenIvf had consideration receivables from Seazen Resources Investment Limited, representing the unsettled consideration for NewGenIvf’s shares. For the years ended December 31, 2021 and 2022, the largest amount outstanding was US$319,872. As of December 31, 2022, the balance of loans receivable from Seazen Resources Investment Limited was US$319,872.

Separately, NewGenIvf borrowed money from Seazen Resources Investment Limited in May 2020 primarily for its general working capital purposes. The maximum borrowing was HKD5,000,000. The borrowing carried fixed interest at 18.0% per annum. Interest expense on the borrowing was $63,333 and $45,988 during the year ended December 31, 2021 and 2022, respectively. As at December 31, 2022, the amount outstanding was nil.

Transaction with Mr. Siu, Wing Fung Alfred and Ms. Fong, Hei Yue Tina

Historically, NewGenIvf provided loans to Mr. Siu, Wing Fung Alfred and Ms. Fong, Hei Yue Tina without interest in 2021 and 2022. For the year ended December 31, 2022, the largest amount outstanding was US$2,240,872. As of December 31, 2021 and 2022, the balance of loans receivable from Mr. Siu, Wing Fung Alfred and Ms. Fong, Hei Yue Tina was US$550,013 and US$2,240,872, respectively.

Transaction with Harcourt Limited

Historically, NewGenIvf borrowed money from Harcourt Limited without interest for normal operating use in 2021 and 2022. For the years ended December 31, 2021 and 2022, the largest amount outstanding was US$110,773. As of December 31, 2021 and 2022, the borrowings payable to Harcourt Limited was US$152,317 and US$110,773, respectively.

LEGAL MATTERS

The validity of the PubCo Ordinary Shares will be passed upon by Ogier, British Virgin Islands counsel to PubCo, and Loeb & Loeb LLP, PubCo’s U.S. counsel.

EXPERTS

The financial statements of A SPAC I Acquisition Corp. as of December 31, 2022 and December 31, 2021, and for the year ended December 31, 2022 and for the period from April 29, 2021 (inception) through December 31, 2021, appearing in this proxy statement/prospectus have been audited by Marcum Asia CPAs LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of A SPAC I Acquisition Corp. to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. On March 10, 2022, ASCA dismissed Bernstein & Pinchuk LLP as its independent registered public accounting firm and engaged Marcum Bernstein & Pinchuk LLP as its independent registered public accounting firm. Marcum Bernstein & Pinchuk LLP changed its name to Marcum Asia CPAs LLP on September 7, 2022.

The consolidated financial statements of NewGenIvf and its subsidiaries as of December 31, 2022 and 2021, and in each of the years for the two-year period ended December 31, 2022, included in this proxy statement/prospectus of A SPAC I Acquisition Corp., which is referred to and made a part of this proxy statement/prospectus, have been audited by WWC, P.C., independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

APPRAISAL RIGHTS

Under section 179 of the BVI Business Companies Act (as amended), holders of ASCA ordinary shares will have the right to dissent from the Reincorporation Merger. Should a holder of ASCA ordinary shares wish to exercise this right, they must give written notice of their objection to the Reincorporation Merger to ASCA prior to the special meeting, or at the meeting but before the vote on the Reincorporation Merger. This notice must include a statement that the ASCA shareholder proposes to demand payment for their shares if the Reincorporation Merger is undertaken.

Assuming that the Reincorporation Merger is approved, ASCA must give notice to any ASCA shareholder who gave written notice of their objection to the Reincorporation Merger within 20 days of the date of the special meeting at which the Reincorporation Merger is approved. Within 20 days following the date of receipt of that notice, the dissenting shareholder must give notice to ASCA (or PubCo, if the Reincorporation Merger has been consummated within that time) of their election to dissent, which notice must include: (a) the shareholder’s name and address; (b) the number and class of shares in respect of which they dissent (which must be all of the shares that the shareholder holds in ASCA); and (c) a demand for payment of the fair value of the shares. Once such notice has been given to ASCA, the dissenting shareholder ceases to have any rights as a shareholder of ASCA except for the right to be paid the fair value of their shares.

Within seven days of the expiration of the 20-day period in which a ASCA shareholder may serve notice of dissent (or seven days following the Reincorporation Merger, whichever is the later), ASCA or PubCo shall make a written offer to each dissenting shareholder to purchase their shares at a specified price that ASCA or PubCo determine to be their fair value. If, within 30 days of the date on which that offer is made, ASCA or PubCo and the dissenting shareholder agree upon the price to be paid for the shares, ASCA or PubCo shall pay that amount to the shareholder upon the surrender of the certificates representing their shares.

If agreement on the price to be paid for the shares cannot be reached, within 20 days of the expiration of the 30-day period referred to above the following procedure shall be followed:

(a)     ASCA or PubCo and the dissenting shareholder shall each designate an appraiser;

(b)    the two designated appraisers together shall designate an appraiser;

(c)     the three appraisers shall fix the fair value of the shares owned by the dissenting shareholder as of the close of business on the day prior to the date on which the Reincorporation Merger was approved, excluding any appreciation or depreciation directly or indirectly induced by the Reincorporation Merger or its proposal, and that value is binding on ASCA or PubCo and the dissenting shareholder for all purposes; and

(d)    ASCA or PubCo shall pay to the dissenting shareholder that amount in money, upon the surrender of the certificates representing their shares.

Holders of ASCA ordinary shares do not have appraisal rights in connection with the Acquisition Merger. There are no appraisal rights with respect to ASCA Warrants and Rights.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

Management of ASCA knows of no other matters which may be brought before the Meeting. If any matter other than the proposed Business Combination or related matters should properly come before the Meeting, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, we and servicers that we employ to deliver communications to our shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, we will deliver a separate copy of the proxy statement/prospectus to any shareholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement/prospectus may likewise request that we deliver single copies of the proxy statement/prospectus in the future. Shareholders may notify us of their requests by calling or writing to Advantage Proxy, our proxy solicitor at:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com

TRANSFER AGENT AND REGISTRAR

The transfer agent for our securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

ASCA is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC. You can read ASCA’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Meeting, you should contact our proxy solicitation agent at the following address and telephone number:

Advantage Proxy
P.O. Box 13581
Des Moines, WA 98198
Toll Free: 877-870-8565
Collect: 206-870-8565
Email: KSmith@advantageproxy.com

None of ASCA, PubCo, Merger Sub or NewGenIvf has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to ASCA shareholders nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

NewGenIvf does not have a class of equity securities registered under the Securities Exchange Act of 1934 and does not file reports or other information with the SEC.

If you are a shareholder of ASCA and would like to request documents, please do so by [•], 2023, in order to receive them before the Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to ASCA has been supplied by ASCA, and all such information relating to NewGenIvf has been supplied by NewGenIvf. Information provided by either the ASCA or NewGenIvf does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of ASCA for the Meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, us or NewGenIvf that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

The financial statements of A SPAC I Mini Corp. are omitted because it has no assets, liabilities or operations.

NEWGENIVF LIMITED

A SPAC I ACQUISITION CORP.
CONDENSED BALANCE SHEETS

	March 31, 2023 (Unaudited)	December 31, 2022
Assets
Current assets:
Cash	$3,433	$54,719
Prepaid expenses	146,319	37,012
Investments held in Trust Account	37,758,648	70,694,702
Total current assets	37,908,400	70,786,433
Total Assets	$37,908,400	$70,786,433

Liabilities, Shares Subject to Redemption and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued offering expenses	$282,477	$50,000
Promissory note – related party	515,000	—
Deferred underwriting fee payable	2,415,000	2,415,000
Total current liabilities	3,212,477	2,465,000
Total Liabilities	3,212,477	2,465,000

Commitments and Contingencies (Note 6)

Class A ordinary shares subject to possible redemption, no par value; 3,627,695 shares at accretion carrying value of $10.41 per share at March 31, 2023, and 6,900,000 shares with redemption value of $10.10 per share at December 31, 2022	37,758,648	67,337,060

Shareholders’ Equity (Deficit)
Preference shares, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, no par value; 100,000,000 shares authorized; 1,794,000 shares issued and outstanding (excluding 3,627,695 shares and 6,900,000 shares subject to possible redemption at March 31, 2023 and December 31, 2022, respectively)	—	—
Class B ordinary shares, no par value; 100 shares authorized; one share issued and outstanding	—	—
Additional paid-in capital	—	485,973
Retained earnings (Accumulated deficit)	(3,062,725)	498,400
Total Shareholders’ Equity (Deficit)	(3,062,725)	984,373
Total Liabilities, Shares Subject to Redemption, and Shareholders’ Equity (Deficit)	$37,908,400	$70,786,433

The accompanying notes are an integral part of these unaudited condensed financial statements.

A SPAC I ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	For the Three Months Ended March 31, 2023	For the Three Months Ended March 31, 2022
General and administrative expenses	$510,548	$160,030
Loss from operations	(510,548)	(160,030)
Other income:
Interest income	562,667	6,531
Income (loss) before income taxes	52,119	(153,499)
Income taxes provision	—	—
Net income (loss)	$52,119	$(153,499)

Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	5,227,489	3,100,000
Basic and diluted net income (loss) per share, ordinary shares subject to possible redemption	$0.21	$0.08
Basic and diluted weighted average shares outstanding, ordinary shares attributable to A SPAC I Acquisition Corp.	1,794,000	1,756,000
Basic and diluted net loss per share, ordinary shares attributable to A SPAC I Acquisition Corp.	$(0.58)	$(0.23)

The accompanying notes are an integral part of these unaudited condensed financial statements.

A SPAC I ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Three Months Ended March 31, 2023

	Ordinary Shares				Additional paid-in capital	Retained Earnings/ (Accumulated Deficit)	Total Shareholders’ equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – Balance, December 31, 2022	1,794,000	$—	1	$—	$485,973	$498,400	$984,373
Additional amount deposited into Trust Account	—	—	—	—	(180,000)	—	(180,000)
Accretion of ordinary shares to redemption value					(305,973)	(3,613,244)	(3,919,217)
Net Income	—	—	—	—	—	52,119	52,119
Balance – March 31, 2023	1,794,000	$—	1	$—	$—	$(3,062,725)	$(3,062,725)

For the Three Months Ended March 31, 2022

	Ordinary Shares				Additional paid-in capital	Accumulated deficit	Total Shareholders’ equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance, December 31, 2021(1)(2)	1,725,000	$—	1	$—	$25,000	$(2,250)	$22,750
Sale of public units in initial public offering	6,900,000	—	(1)		69,000,000	—	69,000,000
Sale of private placement warrants	—	—	—	—	3,145,000	—	3,145,000
Issuance of Representative shares	69,000	—	—	—	—	—	—
Underwriter commissions	—	—	—	—	(3,795,000)	—	(3,795,000)
Offering costs	—	—	—	—	(551,966)	—	(551,966)
Initial measurement of ordinary shares subject to possible redemption	(6,900,000)	—	—	—	(56,914,938)	—	(56,914,938)
Accretion of ordinary shares to redemption value	—	—	—	—	(963,990)	—	(963,990)
Net loss	—	—	—	—	—	(153,499)	(153,499)
Balance – March 31, 2022	1,794,000	$—	1	$—	$9,944,106	$(155,749)	$9,788,357

____________

(1)      This number excludes an aggregate of up to 225,000 Class A ordinary shares subject to forfeiture if the overallotment option is not exercised in full or in part by the underwriter.

(2)      Shares have been retroactively restated to reflect a share repurchase and subscription. On June 7, 2021, the Company issued 2,875,000 Class B ordinary shares to the sponsor. On July 19, 2021, 2,874,999 Class B ordinary shares were repurchased and cancelled resulting in one Class B ordinary share in issue after the repurchase. On the same day, the Company issued 2,300,000 Class A ordinary shares to the sponsor. Subsequently, on January 14, 2022, the sponsor surrendered for no consideration and the Company canceled 575,000 of such Class A ordinary shares, resulting in 1,725,000 Class A ordinary shares remaining outstanding (See Note 7).

The accompanying notes are an integral part of these unaudited condensed financial statements.

A SPAC I ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31, 2023	For the Three Months Ended March 31, 2022
Cash flows from operating activities:
Net income (loss)	$52,119	$(153,499)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned in trust account	(561,575)	(6,531)
Change in operating assets and liabilities:
Prepaid expenses and other assets	(109,307)	(248,412)
Accounts payable and accrued expenses	232,477	56,904
Net cash used in operating activities	(386,286)	(351,538)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(180,000)	—
Purchase of investment held in Trust Account	—	(69,690,000)
Net cash used in investing activities	(180,000)	(69,690,000)

Cash Flows from Financing Activities:
Proceeds from sale of public units through public offering	—	69,000,000
Proceeds from sale of private placement warrants	—	3,145,000
Payment of underwriters’ commissions	—	(1,380,000)
Payment of offering costs	—	(275,110
Proceeds from issuance of promissory note to related party	515,000	277,726
Net cash provided by financing activities	515,000	70,767,616
Net change in cash	(51,286)	726,078
Cash, beginning of the period	54,719	—
Cash, end of the period	$3,433	$726,078
Supplemental Disclosure of Cash Flow Information:
Deferred underwriting commission	$—	$2,415,000
Initial measurement of ordinary shares subject to possible redemption	$—	$56,914,938
Accretion of carrying value to redemption value	$4,099,217	$963,990
Distribution to public shareholder redemptions	$33,677,630	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 1 — Description of Organization and Business Operation

A SPAC I Acquisition Corp. (the “Company”) was incorporated in the British Virgin Islands on April 29, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

As of March 31, 2023, the Company had not commenced any operations. All activities for the period from April 29, 2021 (inception) through March 31, 2023, were related to the Company’s formation and the initial public offering (“IPO”) described below and, subsequent to the IPO, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s IPO became effective on February 14, 2022. On February 17, 2022, the Company consummated the IPO of 6,000,000 units (which does not include the exercise of the over-allotment option by the underwriters in the IPO) at an offering price of $10.00 per unit (the “Units’), generating gross proceeds of $60,000,000. Simultaneously with the closing of the IPO, the Company consummated the private placement (the “Private Placement”) with A SPAC (Holdings) Acquisition Corp. (the “Sponsor”) of 2,875,000 warrants (the “Private Warrants”) at a price of $1.00 per Private Warrant, generating total proceeds of $2,875,000.

Upon the closing of the IPO on February 17, 2022, $60,600,000 ($10.10 per Unit) from the net offering proceeds of the sale of the Units in the IPO and a portion of the sale of the Private Placement was placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer& Trust as a trustee and will be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company granted the underwriter a 45-day option to purchase up to an additional 900,000 Units at the IPO price to cover over-allotments (the “Over-Allotment Option Units”), if any. Subsequently, on February 25, 2022, the over-allotment option was exercised in full. The closing of the Over-Allotment Option Units occurred on March 1, 2022 simultaneously with the consummation of the private sale of an additional 270,000 Private Warrants to the Sponsor generating gross proceeds of $270,000. A total of $9,090,000, comprised of the net proceeds from the sale of the Over-Allotment Option Units and the additional Private Warrants, was placed in the Trust Account.

Offering costs were $4,918,415 including $1,380,000 of cash underwriting fees, $2,415,000, of deferred underwriting fees, the fair value of the representative shares of $571,448, and $551,967, of other offering costs.

The Company will provide the holders of the outstanding Class A ordinary shares sold with the Units (the “Public Shares”) sold in the IPO (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.10 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable).

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 1 — Description of Organization and Business Operation (cont.)

All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Company’s Business Combination and in connection with certain amendments to the Company’s amended and restated memorandum and articles of association (the “Charter”). Redemptions of the Company’s Public Shares may be subject to the satisfaction of conditions, including minimum cash conditions, pursuant to an agreement relating to the Company’s Business Combination. If the Company seeks shareholder approval of the Business Combination, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination, or such other vote as required by law or stock exchange rule. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Charter, conduct the redemptions pursuant to the tender offer rules of the Securities Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination. Additionally, each Public shareholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

The Company’s sponsor, officers and directors (the “Initial Shareholder”) have agreed not to propose an amendment to the Charter that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination by May 17, 2023 (or October 17, 2023, if the Company extends the period of time to consummate a Business Combination) (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s Board of Directors, dissolve and liquidate, subject in each case to the Company’s obligations under British Virgin Islands law to provide for claims of creditors and the requirements of other applicable law.

The Initial Shareholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.10 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 1 — Description of Organization and Business Operation (cont.)

the Trust Account or to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

On February 13, 2023, at its Extraordinary General Meeting (the “Extension Meeting”), the Company’s shareholders approved a proposal to amend and restate the Company’s amended and restated memorandum and articles of association (the “Charter Amendment”) to, among other things, allow the Company to extend the date by which it has to complete a Business Combination up to eight (8) times for an additional one (1) month each time from February 17, 2023 to October 17, 2023. In connection with the shareholders’ vote at the Extension Meeting, 3,272,305 Class A ordinary shares were tendered for redemption. On February 14, 2023, following the shareholder approval, the Company filed the Charter Amendment with the British Virgin Islands Registrar of Corporate Affairs. On February 14, 2023, the Company made a deposit of $90,000 to the Trust Account and extended the time to complete a Business Combination from February 17, 2023 to March 17, 2023.

On February 15, 2023, the Company entered into a merger agreement (the “Merger Agreement”) with NewGenIvf Limited, a Cayman Islands exempted company (“NewGen”), certain shareholders of NewGen (the “Principal Shareholders”), A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (the “Purchaser”), and A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”), pursuant to which, among other things, (i) the Company will be merged with and into the Purchaser, the separate corporate existence of the Company will cease and the Purchaser will continue as the surviving corporation and (ii) Merger Sub will merge with and into NewGen and NewGen will continue as the surviving company under the laws of the Cayman Islands and become a wholly owned subsidiary of the Purchaser (the “NewGen Business Combination”). Pursuant to the terms of the Merger Agreement, the aggregate consideration to be paid to existing shareholders of NewGen is $50,000,000, which will be paid entirely in stock, comprised of newly issued Class A ordinary shares of the Purchaser at a price of $10.00 per share.

Concurrently with the execution of the Merger Agreement, the Company, the Purchaser, NewGen and certain shareholders of NewGen (the “Supporting Shareholders”) entered into a voting and support agreement pursuant to which such Supporting Shareholders have agreed, among other things, to vote in favor of the NewGen Business Combination, the adoption of the Merger Agreement and any other matters necessary or reasonably requested by the Company, the Purchaser or the Company for consummation of the NewGen Business Combination and the other transactions contemplated by the Merger Agreement. See the Current Report on Form 8-K filed by the Company with the SEC on February 16, 2023 for additional information.

On January 27, 2023 and March 13, 2023, the Company issued two unsecured promissory notes in the aggregate principal amount of up to $500,000 (the “Promissory Notes”) per note to the Sponsor payable promptly after the date on which the Company consummates a Business Combination. In the event that the Company does not consummate a Business Combination, the Promissory Notes will be terminated. Both Promissory Notes are convertible into warrants having the same terms and conditions as the public warrants, at the price of $1.00 per warrant, at the option of the Sponsor. The Promissory Notes are non-interest bearing. The proceeds of the Promissory Notes will be used by the Company to pay various expenses of the Company, including any payment to extend the period of time the Company has to consummate an initial Business Combination, and for working capital purposes.

On March 15, 2023, the Company made a deposit of $90,000 to the Trust Account and extended the period of time the Company has to consummate an initial Business Combination from March 17, 2023 to April 17, 2023.

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 1 — Description of Organization and Business Operation (cont.)

Going Concern Consideration

As of March 31, 2023, the Company had cash of $3,433 and a working capital deficit of $647,725 (excluding investments held in Trust Account and deferred underwriting fee payable).

As a result of the Company’s three deposits of $90,000 per deposit to the Trust Account on February 14, 2023, March 15, 2023, and April 11, 2023, the Company extended the time to complete the Business Combination by three months, or May 17, 2023, to consummate a Business Combination (unless further extended pursuant to the Company’s amended and restated memorandum and articles of association). It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution.

The Company expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case, subject to compliance with applicable securities laws, the Company may issue additional securities or incur debt prior to or in connection with such Business Combination If the Company is unable to complete its Business Combination because it does not have sufficient funds available, it will be forced to cease operations and liquidate the Trust Account.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The management’s plan in addressing this uncertainty is through the Working Capital Loans (see Note 4). In addition, if the Company is unable to complete a Business Combination within the Combination Period (by May 17, 2023 unless further extended pursuant to the Company’s amended and restated memorandum and articles of association), the Company’s board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such additional condition also raises substantial doubt about the Company’s ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

The Company continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that COVID-19 could have a negative effect on the Company’s search for a target company for a Business Combination, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company” as defined in Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $3,433 and $54,719 in cash as of March 31, 2023 and December 31, 2022, respectively. The Company did not have any cash equivalents for both periods.

Cash and Investments Held in Trust Account

As of March 31, 2023, $37,908,400 were held in cash and investments in the Trust Account. The Company’s portfolio of investments held in the Trust Account is comprised of investments in money market funds that invest in U.S. government securities. The estimated fair value of investments held in the Trust Account is determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation limit. As of March 31, 2023, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 2 — Summary of Significant Accounting Policies (cont.)

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are subject to the occurrence of uncertain future events and considered to be outside of the Company’s control. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The accretion or remeasurement will be treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

In March 2022, the Company revisited its application of ASC 480-10-S99 on the Company’s financial statements and determined that a change in accounting method for redeemable shares is necessary. Subsequently in March 2022, the Company changed its accounting method to accrete the changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument. The Company complies with accounting and disclosure requirements of ASC 250 “Accounting Changes and Error Corrections” which requires that an entity may voluntarily change an accounting principle only if it justifies the use of an allowable alternative accounting principle on the basis that it is preferable and meets criteria such as authoritative support, rationality and industry practice. The Company believes that the change in accounting principle is preferable as it meets all three criteria. First, the accretion method is one of the two accounting methods supported by ASC 480-10-S99. Second, justification for the change is rational in terms of presenting financial position and results of operations. When evaluating a change in accounting methods, the Company considered several factors such as: 1) conformity with broad concept of accounting (i.e., more accurate reflection of permanent and temporary equity) and 2) suitability in light of business circumstances, plans and policies (i.e., compliance with Nasdaq listing requirements and the Company’s amended and restated memorandum and articles of association). Finally, the accretion method is adopted by other similarly situated SPACs (i.e., smaller sized SPACs listed on The Nasdaq Capital Market).

ASC 250-10-50-1 through 250-10-50-3 require that a change in accounting principle made in an interim period be reported by retrospective application, both to the prior years, as well as to the interim periods within the fiscal year that the accounting change was adopted. The Company does not qualify for the restatement of financial statements since it initially elected an allowable accounting method (full redemption) for the accounting of redeemable shares in the Form 8-K Audited Balance Sheet as of February 17, 2022 which was filed on March 4, 2022; as such, there is no error to be restated on. On April 5, 2022, the Company filed Form 8-K Pro Forma Balance Sheet as of February 17, 2022 reflecting the change in accounting method. In addition, the change of accounting principle does not have any impact on the previously issued financial statements.

The Company has adopted the accretion method starting its first quarter ending March 31, 2022 and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 12-month period leading up to a Business Combination. The change to the accretion method does not have any impact on the Company’s Statements of Operations or Cash Flows.

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 2 — Summary of Significant Accounting Policies (cont.)

Net Income (Loss) per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The condensed statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders. As of March 31, 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net income (loss) per share presented in the unaudited condensed statement of operations is based on the following:

	For the three months ended March 31, 2023		For the three months ended March 31, 2022
	Redeemable shares	Non- redeemable shares	Redeemable shares	Non- redeemable shares
Basic and diluted net loss per ordinary share
Numerator:
Allocation of net loss	$(3,013,058)	$(1,034,039)	$(713,389)	$(404,100)
Accretion of ordinary shares subject to possible redemption to redemption value	4,099,217	—	963,990	—
Allocation of net income (loss)	3,703,035	(1,034,039)	250,601	(404,100)

Denominator:
Basic and diluted weighted average shares outstanding	5,227,489	1,794,000	3,100,000	1,756,000
Basic and diluted net income (loss) per ordinary share	$0.21	$(0.58)	$0.08	$(0.23)

Warrant Instruments

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own ordinary shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the instruments are outstanding. As discussed in Note 7, the Company determined that upon further review of the warrant agreement, management concluded that the Public Warrants and Private Warrants issued pursuant to the warrant agreement qualify for equity accounting treatment.

Convertible Promissory Note

The Company accounts for its convertible promissory notes as debt (liability) on the balance sheet based on an assessment of the embedded conversion feature (see Note 4 — Related Party Transactions) and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 2 — Summary of Significant Accounting Policies (cont.)

(“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The assessment considers the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC 740, “Income Taxes,” (“ASC 740”) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2023. The Company’s management determined that the British Virgin Islands is the Company’s only major tax jurisdiction. The Company is not currently aware of any issues under review that could result in significant payments, accruals, or material deviation from its position. There is currently no taxation imposed by the Government of the British Virgin Islands. In accordance with British Virgin Islands income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments are effective for smaller reporting companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

Pursuant to the IPO on February 17, 2022 and the full exercise of the over-allotment option on February 25, 2022, the Company sold 6,900,000 Units at a price of $10.00 per Unit. Each Unit consisted of one Class A Ordinary Share, three-fourths (3/4) of one redeemable warrant (“Public Warrant”), and one right to receive one-tenth (1/10) of one Class A ordinary share at the closing of the Company’s Business Combination (“Public Right”).

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 3 — Initial Public Offering (cont.)

All of the 6,900,000 Public Shares sold as part of the Units contain a redemption feature which allows for the redemption of such Public Shares if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s Charter, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

The Company has made a policy election in accordance with ASC 480-10-S99-3A and recognizes changes in redemption value in accumulated deficit over an expected 12-month period leading up to a Business Combination. For the three months ended March 31, 2023 and March 31, 2022, the Company recorded $14,341,341 and $963,990 accretion of carrying value to redemption value, respectively.

Note 4 — Related Party Transactions

Founder Shares

On April 29, 2021, the Sponsor purchased 2,875,000 shares (the “Founder Shares”) of the Company’s Class B ordinary shares, with no par value (“Class B ordinary shares”) for an aggregate price of $25,000. Founder Shares have been retroactively restated to reflect a share repurchase and subscription agreement pursuant to which on July 19, 2021, 2,874,999 Class B ordinary shares were repurchased and cancelled at an aggregate repurchase price of $25,000 or approximately $0.01 per share, resulting in one Class B ordinary share in issue after the repurchase. On the same day, the Company issued 2,300,000 Class A ordinary shares to the Sponsor for an aggregate purchase price of $25,000, or approximately $0.01 per share. Subsequently, on January 14, 2022, the Company canceled 575,000 of such Founder Shares, resulting in 1,725,000 Founder Shares remaining outstanding. The Class B ordinary share will automatically be canceled at the time of the initial Business Combination.

The Initial Shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) six months after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Promissory Notes — Related Party

On September 4, 2021, the Sponsor agreed to loan the Company an aggregate of up to $400,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). This loan is non-interest bearing and payable on the completion of the IPO. The Note was fully repaid on April 26, 2022. As of March 31, 2023, there was no amount outstanding under the Note.

On January 27, 2023 and March 13, 2023, the Company issued two unsecured Promissory Notes in the aggregate amount up to $500,000 per note to the Sponsor payable promptly after the date on which the Company consummates a Business Combination. In the event that the Company does not consummate a Business

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 4 — Related Party Transactions (cont.)

Combination, the Promissory Notes will be terminated. Both Promissory Notes are non-interest bearing and convertible into warrants having the same terms and conditions as the Public Warrants, at the price of $1.00 per warrant at the option of the Sponsor. As of March 31, 2023, a total balance of $515,000 was outstanding under the Promissory Notes.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,150,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Warrants. As of March 31, 2023, there were no Working Capital Loans outstanding.

Note 5 — Private Placement Warrants

Simultaneously with the closing of the IPO and the over-allotment, the Sponsor purchased an aggregate of 3,145,000 Private Warrants at a price of $1.00 per Private Warrant, for an aggregate purchase price of $3,145,000. The Private Warrants are identical to the Public Warrants sold in the IPO, except that the Private Warrants (i) will not be redeemable by the Company, (ii) may be transferred, assigned or sold by the Sponsor to the Permitted Transferees and (iii) may be exercised by the holders on a cashless basis. The proceeds from the Private Warrants were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Warrants and all underlying securities will expire worthless.

Note 6 — Commitments & Contingencies

Registration Rights

The holders of the Founder Shares, the Private Warrants, and any warrants that may be issued in payment of Working Capital Loans (and all underlying securities) are entitled to registration rights pursuant to a registration rights agreement requiring the Company to register such securities for resale. The holders of a majority of these securities are entitled to make up to three demands that the Company register such securities. The holders of the majority of the Founders Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Private Warrants and securities issued in payment of Working Capital Loans can elect to exercise these registration rights at any time commencing on the date that the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. Notwithstanding the foregoing, the underwriters in the IPO may not exercise their demand and “piggyback” registration rights after five (5) and seven (7) years, respectively, after the effective date of the IPO and may not exercise its demand rights on more than one occasion. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 6 — Commitments & Contingencies (cont.)

Underwriting Agreement

The Company granted Chardan Capital Markets, LLC (“Chardan”), the representative of the underwriters in the IPO a 45-day option from the date of the prospectus to purchase up to 900,000 additional Units to cover over-allotments, if any, at IPO price less the underwriting discounts and commissions. On February 25, 2022, the underwriter exercised its over-allotment option to purchase 900,000 Units, generating gross proceeds to the Company of $9,000,000.

The underwriters were paid a cash underwriting discount of $0.20 per unit, or $1,380,000 upon the closing of the IPO and over-allotment. In addition, the underwriters will be entitled to a deferred commission of $0.35 per unit, or $2,415,000, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Representative’s Ordinary Shares

The Company issued to Chardan and/or its designees, an aggregate of 69,000 Class A ordinary shares “Representative Shares” at the closing of the IPO and over-allotment. The Representative Shares are identical to the public shares except that Chardan has agreed not to transfer, assign or sell any such Representative Shares until the completion of the Company’s initial Business Combination. In addition, Chardan has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the Company’s initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within the Combination Period. The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales in the IPO pursuant to FINRA Rule 5110(e)(1). Pursuant to FINRA Rule 5110(e)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the IPO registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the IPO registration statement except to any underwriter and selected dealer participating in the offering and their officers, partners, registered persons or affiliates.

Note 7 — Shareholders’ Equity

Recapitalization

On July 19, 2021, 2,874,999 Class B ordinary shares were repurchased and cancelled at an aggregate repurchase price of $25,000 or approximately $0.01 per share, resulting in one Class B ordinary share in issue after the repurchase. On the same day, the Company issued 2,300,000 Class A ordinary shares to the sponsor for an aggregate purchase price of $25,000, or approximately $0.01 per share. Subsequently, on January 14, 2022, the Sponsor surrendered for no consideration and canceled 575,000 of such Class A ordinary shares, resulting in 1,725,000 Class A ordinary shares remaining outstanding.

Preference shares — The Company is authorized to issue 1,000,000 shares of preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s Board of Directors. As of March 31, 2023, there were no shares of preference shares issued or outstanding.

Class A Ordinary shares — The Company is authorized to issue 100,000,000 shares of Class A ordinary shares with no par value. As of March 31, 2023, there were 1,794,000 shares of Class A ordinary shares outstanding, excluding 6,900,000 Class A ordinary shares subject to possible redemption. Of the 1,794,000 Class A ordinary shares outstanding, up to 225,000 shares were subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the Initial Shareholders will collectively own 20% of the Company’s issued and outstanding ordinary shares after the IPO. As a result of the underwriters’ election to exercise their over-allotment option in full on February 25, 2022, no Class A ordinary shares are currently subject to forfeiture.

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 7 — Shareholders’ Equity (cont.)

Class B Ordinary shares — The Company is authorized to issue 100 Class B ordinary shares with no par value. Holders of Class B ordinary shares are entitled to one vote for each share. On March 31, 2023, one share Class B ordinary was outstanding, which will automatically be canceled at the time of the initial Business Combination.

Warrants — As of March 31, 2023, there were 7,891,453 Warrants outstanding. The Company will account for the Warrants as equity instruments. The Public Warrants will become exercisable on the later of 30 days after the completion of a Business Combination and twelve months from the effective date of the IPO registration statement. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise Pubic Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Redemption of warrants when the price per ordinary shares equals or exceeds $16.50

Once the Warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Warrants):

•        in whole and not in part;

•        at a price of $0.01 per Warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the “30-day redemption period”; and

•        if, and only if, the last reported sale price (the “closing price”) of our ordinary shares equals or exceeds $16.50 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the Warrants as described above unless an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those ordinary shares is available throughout the 30-day redemption period.

No fractional Class A ordinary shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of Class A ordinary shares to be issued to the holder.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of Class A ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share splits, share capitalization, share dividends, reorganizations, recapitalizations and the like. However, the Warrants will not be adjusted for issuances of Class A ordinary shares at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the Warrants. If the Company is unable to complete a Business Combination within the

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 7 — Shareholders’ Equity (cont.)

Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the Warrants may expire worthless.

In addition, if the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of ordinary shares (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Initial Shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the Newly Issued Price, and the $16.50 share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 165% of the higher of the Market Value and the Newly Issued Price.

The Private Warrants will be identical to the Public Warrants underlying the Units being sold in the IPO, except that the Private Warrants (i) will not be redeemable by the Company, (ii) may be transferred, assigned or sold by the Sponsor to the Permitted Transferees and (iii) may be exercised by the holders on a cashless basis.

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Public Right will automatically receive one-tenth (1/10) of one Class A ordinary share upon consummation of a Business Combination, even if the holder of a Public Right converted all shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Charter with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a Public Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each Public Right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of Public Rights in order to receive his, her or its additional ordinary shares upon consummation of a Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of Public Rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary shares basis.

The Company will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the British Virgin Islands General Corporation Law. As a result, the holders of the Public Rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Rights will not receive any of such funds with respect to their Public Rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Rights, and the Public Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the Public Rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

A SPAC I ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENT

Note 8 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of March 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	March 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Marketable securities held in trust account	$37,758,648	$37,758,648	—	—

The following table presents information about the Company’s equity instrument that are measured at fair value on a non-recurring basis at February 2, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	February 2, 2022	Level
Equity instrument:
Representative shares	$571,448	3

The Company used several models (i.e., Monte Carlo, PWERM and Finnerty) to value the Representative Shares granted to Chardan. The key inputs were (i) risk-free rate of 1.02%, (ii) volatility of 7.9%, (iii) estimated term of 0.93 years, resulting in the fair value of the 69,000 representative shares was approximately $571,448 or $8.28 per share.

Note 9 — Subsequent Events

In accordance with ASC 855, “Subsequent Events”, the Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statement was issued. Based on this review, as further disclosed in the footnotes and except as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.

On April 11, 2023, the Company made a deposit of $90,000 to the Trust Account and extended the time to complete a Business Combination from April 17, 2023 to May 17, 2023.

On May 8, 2023, the Company drew down $250,000 under the Promissory Note issued on March 13, 2023 for working capital purposes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of A SPAC I Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of A SPAC I Acquisition Corp. (the “Company”) as of December 31, 2022 and December 31, 2021, the related statements of operations, change in shareholders’ equity and cash flows for year ended December 31, 2022, and for the period from April 29, 2021 (Inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for year ended December 31, 2022 and for the period from April 29, 2021 (Inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the company’s liquidation date is less than one year from the date of the financial statements is issued. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs llp

Marcum Asia CPAs llp

We have served as the Company’s auditor since 2021.

New York, NY
March 3, 2023
Firm ID#: 5395

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001
Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

A SPAC I ACQUISITION CORP.
BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash	$54,719	$—
Deferred offering costs	—	276,857
Prepaid expenses	37,012	—
Total current assets	91,731	276,857

Investments held in Trust Account	70,694,702	—
Total Assets	$70,786,433	$276,857

Liabilities, Shares Subject to Redemption and Shareholders’ Equity
Current liabilities:
Accrued expenses	$50,000	$36,059
Promissory note – related party	—	218,048
Total current liabilities	50,000	254,107

Deferred underwriting fee payable	2,415,000	—
Total Liabilities	2,465,000	254,107

Commitments and Contingencies (Note 6)

Class A ordinary shares subject to possible redemption, no par value; 6,900,000 shares at accretion carrying value with redemption value of $10.10 per share	67,337,060	—

Shareholders’ Equity
Preference shares, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, no par value; 100,000,000 shares authorized; 1,794,000 shares issued and outstanding (excluding 6,900,000 shares subject to possible redemption) as of December 31, 2022; 1,725,000 shares issued and outstanding at December 31, 2021(1)	—	—

Class B ordinary shares, no par value; 100 shares authorized; one share issued and outstanding	—	—
Additional paid-in capital	485,973	25,000
Retained earnings (Accumulated deficit)	498,400	(2,250)
Total Shareholders’ Equity	984,373	22,750
Total Liabilities, Shares Subject to Redemption, and Shareholders’ Equity	$70,786,433	$276,857

____________

(1)      Shares have been retroactively restated to reflect a share repurchase and subscription. On June 7, 2021, the Company issued 2,875,000 Class B ordinary shares to the sponsor. On July 19, 2021, 2,874,999 Class B ordinary shares were repurchased and cancelled resulting in one Class B ordinary share in issue after the repurchase. On the same day, the Company issued 2,300,000 Class A ordinary shares to the sponsor. Subsequently, on January 14, 2022, the sponsor surrendered for no consideration and the Company canceled 575,000 of such Class A ordinary shares, resulting in 1,725,000 Class A ordinary shares remaining outstanding (See Note 4).

The accompanying notes are an integral part of these financial statements.

A SPAC I ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	For the year ended December 31, 2022	For the period from April 29, 2021 (inception) through December 31, 2021
General and administrative expenses	$504,907	$2,250
Loss from operations	(504,907)	(2,250)
Other income:
Interest income	1,005,557	—
Income (loss) before income taxes	500,650	(2,250)
Income taxes provision	—	—
Net income (loss)	$500,650	$(2,250)

Basic and diluted weighted average shares outstanding, ordinary shares subject to possible redemption	5,963,014	—
Basic and diluted net income (loss) per share, ordinary shares subject to possible redemption	0.47	—
Basic and diluted weighted average shares outstanding, ordinary shares attributable to A SPAC I Acquisition Corp.	1,784,630	1,500,000	(1)(2)
Basic and diluted net loss per share, ordinary shares attributable to A SPAC I Acquisition Corp.	$(1.28)	$(0.00)

____________

(1)      This number excludes an aggregate of up to 225,000 Class A ordinary shares subject to forfeiture if the overallotment option is not exercised in full or in part by the underwriter.

(2)      Shares have been retroactively restated to reflect a share repurchase and subscription. On June 7, 2021, the Company issued 2,875,000 Class B ordinary shares to the sponsor. On July 19, 2021, 2,874,999 Class B ordinary shares were repurchased and cancelled resulting in one Class B ordinary share in issue after the repurchase. On the same day, the Company issued 2,300,000 Class A ordinary shares to the sponsor. Subsequently, on January 14, 2022, the sponsor surrendered for no consideration and the Company canceled 575,000 of such Class A ordinary shares, resulting in 1,725,000 Class A ordinary shares remaining outstanding (See Note 4).

The accompanying notes are an integral part of these financial statements.

A SPAC I ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the year ended December 31, 2022

	Ordinary Shares				Additional paid-in capital	(Accumulated deficit) Retained earning	Total Shareholders’ equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance, December 31, 2021	1,725,000	$—	1	$—	$25,000	$(2,250)	$22,750
Sale of public units in initial public offering	6,900,000	—	—		69,000,000	—	69,000,000
Sale of private placement warrants	—	—	—	—	3,145,000	—	3,145,000
Issuance of Representative shares	69,000	—	—	—	—	—	—
Underwriter commissions	—	—	—	—	(3,795,000)	—	(3,795,000)
Offering costs	—	—	—	—	(551,967)	—	(551,967)
Initial measurement of ordinary shares subject to possible redemption	(6,900,000)	—	—	—	(56,914,938)	—	(56,914,938)
Accretion of ordinary shares to redemption value	—	—	—	—	(10,422,122)	—	(10,422,122)
Net income (loss)	—	—	—	—	—	500,650	500,650
Balance – December 31, 2022	1,794,000	$—	1	$—	$485,973	$498,400	$984,373

For the period from April 29, 2021 (inception) through December 31, 2021

	Ordinary Shares				Additional paid-in capital	Accumulated deficit	Total Shareholders’ equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – April 29, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Founder Shares to Sponsor(1)(2)	1,725,000	—	1	—	25,000	—	25,000
Net loss	—	—	—	—	—	(2,250)	(2,250)
Balance – December 31, 2021	1,725,000	$—	1	$—	$25,000	$(2,250)	$22,750

____________

(1)      This number excludes an aggregate of up to 225,000 Class A ordinary shares subject to forfeiture if the overallotment option is not exercised in full or in part by the underwriter.

(2)      Shares have been retroactively restated to reflect a share repurchase and subscription. On June 7, 2021, the Company issued 2,875,000 Class B ordinary shares to the sponsor. On July 19, 2021, 2,874,999 Class B ordinary shares were repurchased and cancelled resulting in one Class B ordinary share in issue after the repurchase. On the same day, the Company issued 2,300,000 Class A ordinary shares to the sponsor. Subsequently, on January 14, 2022, the sponsor surrendered for no consideration and the Company canceled 575,000 of such Class A ordinary shares, resulting in 1,725,000 Class A ordinary shares remaining outstanding (See Note 4).

The accompanying notes are an integral part of these financial statements.

A SPAC I ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2022	For the period from April 29, 2021 (inception) through December 31, 2021
Cash flows from operating activities:
Net income (loss)	$500,650	$(2,250)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned in trust account	(1,004,702)	—
Change in operating assets and liabilities:
Prepaid expenses and other assets	(37,013)	—
General and administrative expenses paid by related party	—	2,250
Accounts payable and accrued expenses	13,942	—
Net cash used in operating activities	(527,123)	—

Cash Flows from Investing Activities:
Purchase of investment held in trust account	(69,690,000)	—
Net cash used in investing activities	(69,690,000)	—

Cash Flows from Financing Activities:
Proceeds from sale of public units through public offering	69,000,000	—
Proceeds from sale of private placement warrants	3,145,000	—
Payment of underwriters’ commissions	(1,380,000)	—
Payment of offering costs	(275,110)	—
Proceeds from issuance of promissory note to related party	277,726	—
Payment of related party advances	(95,774)	—
Payment of promissory note – related party	(400,000)	—
Net cash provided by financing activities	70,271,842	—

Net change in cash	54,719	—

Cash, beginning of the period	—	—
Cash, end of the period	$54,719	$—
Supplemental Disclosure of Cash Flow Information:
Deferred underwriting commission	$2,415,000	$—
Initial measurement of ordinary shares subject to possible redemption	$56,914,938	$—
Accretion of carrying value to redemption value	$10,422,122	$—

The accompanying notes are an integral part of these financial statements.

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 1 — Description of Organization and Business Operation

A SPAC I Acquisition Corp. (the “Company”) was incorporated in the British Virgin Islands on April 29, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus its search on the technology, media and telecom industries with a focus in the United States and/or Asia (excluding China).

As of December 31, 2022, the Company had not commenced any operations. All activities for the period from April 29, 2021 (inception) through December 31, 2022, were related to the Company’s formation and the initial public offering (“IPO”) described below and, subsequent to the IPO, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s IPO became effective on February 14, 2022. On February 17, 2022, the Company consummated the IPO of 6,000,000 units (which does not include the exercise of the over-allotment option by the underwriters in the IPO) at an offering price of $10.00 per unit (the “Units’), generating gross proceeds of $60,000,000. Simultaneously with the closing of the IPO, the Company consummated the private placement (“Private Placement”) with A SPAC (Holdings) Acquisition Corp. (the “Sponsor”) of 2,875,000 warrants (the “Private Warrants”) at a price of $1.00 per Private Warrant, generating total proceeds of $2,875,000.

Upon the closing of the IPO on February 17, 2022, $60,600,000 ($10.10 per Unit) from the net offering proceeds of the sale of the Units in the IPO and a portion of the sale of the Private Placement was placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer& Trust as a trustee and will be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company granted the underwriter a 45-day option to purchase up to an additional 900,000 Units at the IPO price to cover over-allotments (the “Over-Allotment Option Units”), if any. Subsequently, on February 25, 2022, the over-allotment option was exercised in full. The closing of the Over-Allotment Option Units occurred on March 1, 2022 simultaneously with the consummation of the private sale of an additional 270,000 Private Warrants to the sponsor generating gross proceeds of $270,000. A total of $9,090,000, comprised of the net proceeds of the Over-allotment Offering and proceeds from the Over-allotment Private Placement, was placed in the Trust Account.

Offering costs were $4,918,415 including $1,380,000 of cash underwriting fees, $2,415,000, of deferred underwriting fees, the fair value of the representative shares of $571,448, and $551,967, of other offering costs.

The Company will provide the holders of the outstanding Class A ordinary shares sold with the Units (the “Public Shares”) sold in the IPO (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.10 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable).

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 1 — Description of Organization and Business Operation (cont.)

All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Company’s Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”). Redemptions of the Company’s Public Shares may be subject to the satisfaction of conditions, including minimum cash conditions, pursuant to an agreement relating to the Company’s Business Combination. If the Company seeks shareholder approval of the Business Combination, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination, or such other vote as required by law or stock exchange rule. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the IPO in favor of approving a Business Combination. Additionally, each Public shareholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

The Company’s sponsor, officers and directors (the “Initial Shareholder”) has agreed not to propose an amendment to the Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 12 months from the closing of the IPO (or October 17, 2023, if the Company extends the period of time to consummate a Business Combination) (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Company’s Board of Directors, dissolve and liquidate, subject in each case to the Company’s obligations under British Virgin Islands law to provide for claims of creditors and the requirements of other applicable law.

The Initial Shareholder have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.10 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 1 — Description of Organization and Business Operation (cont.)

by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

As of December 31, 2022, the Company had cash of $54,719 and a working capital of $9,721.

As a result of the Company’s deposit of $90,000 to the Trust Account on February 14, 2022, the Company extended the time to complete the Business Combination by one month, or March 17, 2023, to consummate a Business Combination (unless further extended pursuant to the Company’s amended and restated memorandum and articles of association). It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution.

The Company expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case, subject to compliance with applicable securities laws, the Company may issue additional securities or incur debt prior to or in connection with such Business Combination If the Company is unable to complete its Business Combination because it does not have sufficient funds available, it will be forced to cease operations and liquidate the Trust Account.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The management’s plan in addressing this uncertainty is through the Working Capital Loans, as defined below (see Note 5). In addition, if the Company is unable to complete a Business Combination within the Combination Period (by March 17, 2023 unless further extended pursuant to the Company’s amended and restated memorandum and articles of association), the Company’s board of directors would proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. As a result, management has determined that such additional condition also raise substantial doubt about the Company’s ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

The Company continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that COVID-19 could have a negative effect on the Company’s search for a target company for a Business Combination, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 1 — Description of Organization and Business Operation (cont.)

Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s prospectus for its IPO as filed with the SEC on February 15, 2022, as well as the Company’s Current Report on Form 8-K, as filed with the SEC on March 4, 2022. The results for the year ended December 31, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company” as defined in Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $54,719 and $0 in cash as of December 31, 2022 and December 31, 2021, respectively. The Company did not have any cash equivalents for both periods.

Cash and Investments Held in Trust Account

As of December 31, 2022, $70,694,702 were held in cash and investments in the Trust Account. The Company’s portfolio of investments held in the Trust Account is comprised of investments in money market funds that invest in U.S. government securities. The estimated fair value of investments held in the Trust Account are determined using available market information.

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 2 — Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation limit. As of December 31, 2022, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The accretion or remeasurement will be treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

In March 2022, the Company revisited its application of ASC 480-10-S99 on the Company’s financial statements and determined that a change in accounting method for redeemable shares is necessary. Subsequently in March 2022, the Company changed its accounting method to accrete the changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument. The Company complies with accounting and disclosure requirements of ASC 250 “Accounting Changes and Error Corrections” which requires that an entity may voluntarily change an accounting principle only if it justifies the use of an allowable alternative accounting principle on the basis that it is preferable and meets criteria such as authoritative support, rationality and industry practice. The Company believes that the change in accounting principle is preferable as it meets all three criteria. First, the accretion method is one of the two accounting methods supported by ASC 480-10-S99. Second, justification for the change is rational in terms of presenting financial position and results of operations. When evaluating a change in accounting methods, the Company considered several factors such as: 1) conformity with broad concept of accounting (i.e., more accurate reflection of permanent and temporary equity) and 2) suitability in light of business circumstances, plans and policies (i.e., compliance with Nasdaq listing requirements and the Company’s amended and restated memorandum and articles of association). Finally, the accretion method is adopted by other similarly situated SPACs (i.e., smaller sized SPACs listed on The Nasdaq Capital Market).

ASC 250-10-50-1 through 250-10-50-3 require that a change in accounting principle made in an interim period be reported by retrospective application, both to the prior years, as well as to the interim periods within the fiscal year that the accounting change was adopted. The Company does not qualify for the restatement of financial statements since it initially elected an allowable accounting method (full redemption) for the accounting of redeemable shares in the Form 8-K Audited Balance Sheet as of February 17, 2022 which was filed on March 4,

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 2 — Summary of Significant Accounting Policies (cont.)

2022; as such, there is no error to be restated on. On April 5, 2022, the Company filed Form 8-K Pro Forma Balance Sheet as of February 17, 2022 reflecting the change in accounting method. In addition, the change of accounting principle does not have any impact on the previously issued financial statements.

The Company has adopted the accretion method starting its first quarter ending March 31, 2022 and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 12-month period leading up to a Business Combination. The change to the accretion method does not have any impact on the Company’s Statements of Operations or Cash Flows.

Net Income (Loss) per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The condensed statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders. As of December 31,2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net income (loss) per share presented in the unaudited condensed statement of operations is based on the following:

	For the year ended December 31, 2022		For the period from April 7, 2021 (Inception) through December 31, 2021
	Redeemable shares	Non- redeemable shares	Redeemable shares	Non- redeemable shares
Basic and diluted net loss per ordinary share
Numerator:
Allocation of net loss	$(7,636,111)	$(2,285,360)	$—	$(2,250)
Accretion of ordinary shares subject to possible redemption to redemption value	10,422,122	—	—	—
Allocation of net income (loss)	2,786,011	(2,285,360)	—	(2,250)

Denominator:
Basic and diluted weighted average shares outstanding	5,963,014	1,784,630	—	1,500,000
Basic and diluted net income (loss) per ordinary share	$0.476	$(1.28)	$—	$(0.00)

Warrant Instruments

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the instruments are freestanding

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 2 — Summary of Significant Accounting Policies (cont.)

financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own ordinary shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the instruments are outstanding. As discussed in Note 7, the Company determined that upon further review of the warrant agreement, management concluded that the Public Warrants and Private Warrants issued pursuant to the warrant agreement qualify for equity accounting treatment.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC 740, “Income Taxes,” (“ASC 740”) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022. The Company’s management determined that the British Virgin Islands is the Company’s only major tax jurisdiction. The Company is not currently aware of any issues under review that could result in significant payments, accruals, or material deviation from its position. There is currently no taxation imposed by the Government of the British Virgin Islands. In accordance with British Virgin Islands income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments are effective for smaller reporting companies for

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 2 — Summary of Significant Accounting Policies (cont.)

fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

Pursuant to the IPO on February 17, 2022 and the full exercise of the over-allotment option on February 25, 2022, the Company sold 6,900,000 Units at a price of $10.00 per Unit. Each Unit and consists of one Class A Ordinary Share, three-fourths (3/4) of one redeemable warrant (“Public Warrant”), and one right to receive one-tenth (1/10) of one Class A ordinary share at the closing of the Company’s Business Combination (“Public Right”).

All of the 6,900,000 Public Shares sold as part of the Units contain a redemption feature which allows for the redemption of such Public Shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

The Company has made a policy election in accordance with ASC 480-10-S99-3A and recognizes changes in redemption value in accumulated deficit over an expected 12-month period leading up to a Business Combination. For the year ended December 31, 2022 and for the period from April 7, 2021 (inception) through December 31, 2021, the Company recorded $10,422,122 and $Nil accretion of carrying value to redemption value, respectively.

Note 4 — Related Party Transactions

Founder Shares

On April 29, 2021, the Sponsor purchased 2,875,000 shares (the “Founder Shares”) of the Company’s Class B ordinary shares, with no par value (“Class B ordinary shares”) for an aggregate price of $25,000. Founder Shares have been retroactively restated to reflect a share repurchase and subscription agreement pursuant to which on July 19, 2021, 2,874,999 Class B ordinary shares were repurchased and cancelled at an aggregate repurchase price of $25,000 or approximately $0.01 per share, resulting in one Class B ordinary share in issue after the repurchase. On the same day, the Company issued 2,300,000 Class A ordinary shares to the Sponsor for an aggregate purchase price of $25,000, or approximately $0.01 per share. Subsequently, on January 14, 2022, the Company canceled 575,000 of such founder shares, resulting in 1,725,000 founder shares remaining outstanding. The Class B ordinary share will automatically be canceled at the time of the initial Business Combination.

The Initial Shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) six months after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 4 — Related Party Transactions (cont.)

like) for any 20 trading days within any 30-trading day after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Promissory Notes — Related Party

On September 4, 2021, the Sponsor agreed to loan the Company an aggregate of up to $400,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). This loan is non-interest bearing and payable on the completion of the IPO. The Note was fully repaid on April 26, 2022. As of December 31, 2022, there was no amount outstanding under the Note.

On January 27, 2023, the Company issued an unsecured promissory note in the aggregate principal amount up to $500,000 (the “Second Note”) to the Sponsor. Pursuant to the Second Note, the Sponsor agreed to loan to the Company an aggregate amount up to $500,000 payable promptly after the date on which the Company consummates a Business Combination. In the event that the Company does not consummate a Business Combination, the Second Note will be terminated. The Second Note is convertible into warrants having the same terms and conditions as the public warrants, at the price of $1.00 per warrant at the option of the Sponsor. The Second Note does not bear interest.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,150,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrant would be identical to the Private Warrants. As of December 31, 2022, there were no Working Capital Loans outstanding.

Note 5 — Private Placement Warrants

Simultaneously with the closing of the IPO and the over-allotment, the Sponsor purchased an aggregate of 3,145,000 Private Warrants at a price of $1.00 per Private Warrant, for an aggregate purchase price of $3,145,000. The Private Warrants are identical to the Public Warrants sold in the IPO, except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Warrants were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Warrants and all underlying securities will expire worthless.

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 6 — Commitments & Contingencies

Registration & Shareholder Rights

The holders of the Founder Shares, the Private Warrants, and any warrants that may be issued in payment of Working Capital Loans (and all underlying securities) are entitled to registration rights pursuant to a registration rights agreement requiring the Company to register such securities for resale. The holders of a majority of these securities are entitled to make up to three demands that the Company register such securities. The holders of the majority of the Founders Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the Private Warrants and securities issued in payment of Working Capital Loans can elect to exercise these registration rights at any time commencing on the date that the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. Notwithstanding the foregoing, the underwriter may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years, respectively, after the effective date of the IPO and may not exercise its demand rights on more than one occasion. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted Chardan, the representative of the underwriters a 45-day option from the date of the prospectus to purchase up to 900,000 additional Units to cover over-allotments, if any, at IPO price less the underwriting discounts and commissions. On February 25, 2022, the underwriter exercised its over-allotment option to purchase 900,000 Units, generating gross proceeds to the Company of $9,000,000.

The underwriters were paid a cash underwriting discount of $0.20 per unit, or $1,380,000 upon the closing of the IPO and over-allotment. In addition, the underwriters will be entitled to a deferred commission of $0.35 per unit, or $2,415,000, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Representative’s Ordinary Shares

The Company issued to Chardan and/or its designees, an aggregate of 69,000 Class A ordinary shares “Representative Shares” at the closing of the IPO and over-allotment. The Representative Shares are identical to the public shares except that Chardan Capital Markets, LLC has agreed not to transfer, assign or sell any such Representative Shares until the completion of the Company’s initial Business Combination. In addition, Chardan Capital Markets, LLC has agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of the Company’s initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within the Combination Period. The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the commencement of sales in the IPO pursuant to FINRA Rule 5110(e)(1). Pursuant to FINRA Rule 5110(e)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the IPO registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the IPO registration statement except to any underwriter and selected dealer participating in the offering and their officers, partners, registered persons or affiliates.

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 7 — Shareholders’ Equity

Recapitalization

On July 19, 2021, 2,874,999 Class B ordinary shares were repurchased and cancelled at an aggregate repurchase price of $25,000 or approximately $0.01 per share, resulting in one Class B ordinary share in issue after the repurchase. On the same day, the Company issued 2,300,000 Class A ordinary shares to the sponsor for an aggregate purchase price of $25,000, or approximately $0.01 per share. Subsequently, on January 14, 2022, the Sponsor surrendered for no consideration and canceled 575,000 of such Class A ordinary shares, resulting in 1,725,000 Class A ordinary shares remaining outstanding.

Ordinary shares

Preference shares — The Company is authorized to issue 1,000,000 shares of preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s Board of Directors. As of December 31, 2022, there were no shares of preference shares issued or outstanding.

Class A Ordinary shares — The Company is authorized to issue 100,000,000 shares of Class A ordinary shares with no par value. As of December 31, 2022, there were 1,794,000 shares of Class A ordinary shares outstanding, excluding 6,900,000 Class A ordinary shares subject to possible redemption. Of the 1,794,000 Class A ordinary shares outstanding, up to 225,000 shares were subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the Initial Shareholders will collectively own 20% of the Company’s issued and outstanding ordinary shares after the IPO. As a result of the underwriters’ election to exercise their over-allotment option in full on February 25, 2022, no Class A ordinary shares are currently subject to forfeiture.

Class B Ordinary shares — The Company is authorized to issue 100 Class B ordinary shares with no par value. Holders of Class B ordinary shares are entitled to one vote for each share. On December 31, 2022, one share Class B ordinary was outstanding, which will automatically be canceled at the time of the initial Business Combination.

Warrants — As of December 31, 2022, there were 7,891,453 Warrants outstanding. The Company will account for the Warrants as equity instruments. The Public Warrants will become exercisable on the later of the completion of a Business Combination and twelve months from the effective date of the IPO registration statement. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise Pubic Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Redemption of warrants when the price per ordinary shares equals or exceeds $16.50

Once the Warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Warrants):

•        in whole and not in part;

•        at a price of $0.01 per Warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the “30-day redemption period”; and

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 7 — Shareholders’ Equity (cont.)

•        if, and only if, the last reported sale price (the “closing price”) of our ordinary shares equals or exceeds $16.50 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities — Warrants — Public shareholders’ Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the Warrants as described above unless an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those ordinary shares is available throughout the 30-day redemption period.

No fractional Class A ordinary shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of Class A ordinary shares to be issued to the holder. Please see the section entitled “Description of Securities — Warrants — Public Warrants” for additional information.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of Class A ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share splits, share capitalization, share dividends, reorganizations, recapitalizations and the like. However, the Warrants will not be adjusted for issuances of Class A ordinary shares at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the Warrants may expire worthless.

In addition, if the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of ordinary shares (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Initial Shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the Newly Issued Price, and the $16.50 share redemption trigger price described below under “Description of Securities — Redeemable Warrants” will be adjusted (to the nearest cent) to be equal to 165% of the higher of the Market Value and the Newly Issued Price.

The Private Warrants will be identical to the Public Warrants underlying the Units being sold in the IPO, except that the Private Warrants (i) they will not be redeemable by the Company, (ii) they may be transferred, assigned or sold by the Sponsor to the Permitted Transferees and (iii) they may be exercised by the holders on a cashless basis.

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 7 — Shareholders’ Equity (cont.)

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Public Right will automatically receive one-tenth (1/10) of one share of ordinary shares upon consummation of a Business Combination, even if the holder of a Public Right converted all shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Certificate of Incorporation with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a Public Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of a share underlying each Public Right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of Public Rights in order to receive his, her or its additional ordinary shares upon consummation of a Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of Public Rights to receive the same per share consideration the holders of the ordinary shares will receive in the transaction on an as-converted into ordinary shares basis.

The Company will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the British Virgin Islands General Corporation Law. As a result, the holders of the Public Rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Rights will not receive any of such funds with respect to their Public Rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Rights, and the Public Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the Public Rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, the rights may expire worthless.

Note 8 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 8 — Fair Value Measurements (cont.)

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	December 31, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Marketable securities held in trust account	$70,694,702	$70,694,702	—	—

The following table presents information about the Company’s equity instrument that are measured at fair value on a non-recurring basis at February 2, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	February 2, 2022	Level
Equity instrument:
Representative shares	$571,448	3

The Company used several models (i.e., Monte Carlo, PWERM and Finnerty) to value the Representative Shares granted to Chardan. The key inputs were (i) risk-free rate of 1.02%, (ii) volatility of 7.9%, (iii) estimated term of 0.93 years, resulting in the fair value of the 69,000 representative shares was approximately $571,448 or $8.28 per share.

Note 9 — Subsequent Events

In accordance with ASC 855, “Subsequent Events”, the Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statement was issued. Based on this review, as further disclosed in the footnotes and except as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.

On January 27, 2023, the Company issued an unsecured promissory note in the aggregate principal amount up to $500,000 (the “Second Note”) to A SPAC (Holdings) Acquisition Corp., the Company’s sponsor. Pursuant to the Second Note, the Sponsor agreed to loan to the Company an aggregate amount up to $500,000 payable promptly after the date on which the Company consummates a Business Combination. In the event that the Company does not consummate a Business Combination, the Second Note will be terminated. The Second Note is convertible into warrants having the same terms and conditions as the public warrants, at the price of $1.00 per warrant at the option of the Sponsor. The Second Note does not bear interest.

On February 13, 2023, at its Extraordinary General Meeting (the “Extension Meeting”), the Company’s shareholders approved a proposal to amend and restate the Company’s amended and restated memorandum and articles of association (the “Charter Amendment”) to, among other things, allow the Company to extend the date by which it has to complete a business combination up to eight (8) times for an additional one (1) month each time from February 17, 2023 to October 17, 2023. In connection with the shareholders’ vote at the Extension Meeting, 3,272,305 Class A ordinary shares were tendered for redemption. On February 14, 2023, following the shareholder approval, the Company filed the Charter Amendment with the British Virgin Islands Registrar of Corporate Affairs. On February 14, 2023, the Company made a deposit of $90,000 (the “Extension Payment”) to the Trust Account and extended the from February 17, 2023 to March 17, 2023. Following such redemptions and the deposit of the Extension Payment, the amount of funds remaining in the Trust Account was approximately $37.3 million.

A SPAC I ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENT

Note 9 — Subsequent Events (cont.)

On February 15, 2023, the Company entered into a merger agreement (the “Merger Agreement”) with NewGenIvf Limited, a Cayman Islands exempted company (“NewGen”), certain shareholders of NewGen (the “Principal Shareholders”), A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (the “Purchaser”), and A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”), pursuant to which, among other things, (i) the Company will be merged with and into the Purchaser, the separate corporate existence of the Company will cease and the Purchaser will continue as the surviving corporation and (ii) Merger Sub will merge with and into NewGen and NewGen will continue as the surviving company under the laws of the Cayman Islands and become a wholly owned subsidiary of the Purchaser (the “NewGen Business Combination”). Pursuant to the terms of the Merger Agreement, the aggregate consideration to be paid to existing shareholders of NewGen is $50,000,000, which will be paid entirely in stock, comprised of newly issued Class A ordinary shares of the Purchaser at a price of $10.00 per share.

Concurrently with the execution of the Merger Agreement, the Company, the Purchaser, NewGen and certain shareholders of NewGen (the “Supporting Shareholders”) entered into a voting and support agreement (the “Support Agreement”) pursuant to which such Supporting Shareholders have agreed, among other things, to vote in favor of the NewGen Business Combination, the adoption of the Merger Agreement and any other matters necessary or reasonably requested by the Company, the Purchaser or the Company for consummation of the NewGen Business Combination and the other transactions contemplated by the Merger Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:     The Board of Directors and Shareholders of
NewGenIvf Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NewGenIvf Limited and its subsidiaries (collectively the “Company”) as of December 31, 2021 and 2022, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

June 16, 2023

We have served as the Company’s auditor since 2022.

NEWGENIVF LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$27,556	$28,764
Accounts receivable, net	13,000	142,922
Inventories	46,910	41,271
Deposit, prepayment and other receivables, net	70,285	57,416
Due from shareholders	2,560,744	550,013
Total current assets	2,718,495	820,386

Non-current assets
Plant and equipment, net	122,673	253,848
Right-of-use assets, net	383,670	338,530
Total non-current assets	506,343	592,378

TOTAL ASSETS	$3,224,838	$1,412,764

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$104,651	$46,927
Accrued liabilities and other payables	289,777	99,403
Contract liabilities	1,360,168	812,158
Other borrowings	—	512,821
Due to a related party	110,773	152,317
Operating lease liabilities, current	184,651	133,352
Financial lease liabilities, current	18,758	17,973
Taxes payable	486,872	290,901
Total current liabilities	2,555,650	2,065,852

Non-current liabilities
Operating lease liabilities, non-current	242,187	236,618
Financial lease liabilities, non-current	6,446	25,204
Total non-current liabilities	248,633	261,822

Total liabilities	$2,804,283	$2,327,674

Commitments and contingencies	—	—
Shareholders’ equity
Ordinary shares, $0.01 par value, 5,000,000 shares authorized; 601,830 and 560,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively	$6,018	$5,600
Additional paid-in capital	1,018,941	57,821
Accumulated deficit	(151,544)	(850,211)
Accumulated other comprehensive income	9,570	10,852
Equity attributable to the shareholders of the Company	882,985	(775,938)
Non-controlling interests	(462,430)	(138,972)
Total shareholders’ equity	420,555	(914,910)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,224,838	$1,412,764

The accompanying notes are an integral part of these consolidated financial statements.

NEWGENIVF LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

	2022	2021
Revenues	$5,944,190	$4,118,120
Cost of revenues	(4,406,421)	(3,093,340)
Gross profit	1,537,769	1,024,780

Operating expenses
Selling and marketing expenses	(36,194)	(24,693)
General and administrative expenses	(862,870)	(601,329)
Total operating expenses	(899,064)	(626,022)

Operating income	638,705	398,758

Other (expenses) income, net
Other income	23,019	45,652
Interest income	21	63
Interest expense	(77,757)	(88,289)
Total other expenses, net	(54,717)	(42,574)

Income before taxes	583,988	356,184
Provision for income taxes	(208,141)	(294,716)
Net income	375,847	61,468
Less: net loss attributable to non-controlling interests	(322,820)	(137,999)
Net income attributable to the shareholders of the Company	$698,667	$199,467

Other comprehensive income
Foreign currency translation adjustment	(1,920)	7,751
Total comprehensive income	373,927	69,219
Less: comprehensive loss attributable to non-controlling interests	(323,458)	(136,396)
	$697,385	$205,615

Earning per share – basic and diluted	$1.21	$0.36
Basic and diluted weighted average shares outstanding	575,930	560,000

The accompanying notes are an integral part of these consolidated financial statements.

NEWGENIVF LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

	Number of shares	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total attributable to the shareholders of the Company	Non- controlling interests	Total
Balance, January 1, 2021	560,000	$5,600	$57,821	$(1,049,678)	$4,704	$(981,553)	$(2,576)	$(984,129)
Net income	—	—	—	199,467	—	199,467	(137,999)	61,468
Foreign currency translation adjustment	—	—	—	—	6,148	6,148	1,603	7,751

Balance, December 31, 2021	560,000	$5,600	$57,821	$(850,211)	$10,852	$(775,938)	$(138,972)	$(914,910)

Balance, January 1, 2022	560,000	$5,600	$57,821	$(850,211)	$10,852	$(775,938)	$(138,972)	$(914,910)
Net income	—	—	—	698,667	—	698,667	(322,820)	375,847
Foreign currency translation adjustment	—	—	—	—	(1,282)	(1,282)	(638)	(1,920)
Issuance of shares	41,830	418	961,120	—	—	961,538	—	961,538

Balance, December 31, 2022	601,830	$6,018	$1,018,941	$(151,544)	$9,570	$882,985	$(462,430)	$420,555

The accompanying notes are an integral part of these consolidated financial statements.

NEWGENIVF LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$375,847	$61,468
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of plant and equipment	100,533	166,709
Amortization of right-of-use assets	203,411	175,830
Loss on disposal of plant and equipment	114,013	—
Provision of expected credit loss allowance	10,777	6,717
Changes in operating assets and liabilities:
Accounts receivable	129,922	56,183
Inventories	(7,219)	1,352
Other receivables	(15,197)	10,987
Accounts payable	58,752	(60,989)
Accrued liabilities and other payables	190,689	79,853
Contract liabilities	548,010	812,158
Operating lease liabilities	(175,132)	(148,677)
Finance lease liabilities	(19,476)	(19,476)
Taxes payable	195,971	290,887
Net cash provided by operating activities	1,710,901	1,433,002

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(94,452)	(16,575)
Net cash used in investing activities	(94,452)	(16,575)

CASH FLOWS FROM FINANCING ACTIVITIES
Finance lease	(19,476)	(17,221)
Other borrowings, net	128,204	512,821
Amount with related parties	(1,742,509)	(2,039,969)
Net cash used in financing activities	(1,633,781)	(1,544,369)

Net decrease in cash and cash equivalents	(17,332)	(127,942)
Effect of foreign currency translation on cash and cash equivalents	16,124	50,514
Cash and cash equivalents, beginning of year	28,764	106,192
Cash and cash equivalents, end of year	$27,556	$28,764

Supplementary cash flow information:
Taxes paid	$(12,170)	$(3,829)
Interest paid	$(55,469)	$(65,582)

The accompanying notes are an integral part of these consolidated financial statements.

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

NewGenIvf Limited (the “Company” or the “Group”) was incorporated under the laws of the Cayman Islands on January 16, 2019 as an investment holding company.

The Company, through its subsidiaries, provides clinical services for In vitro fertilization (“IVF”) treatment in Thailand and Cambodia; and provision of surrogacy and ancillary caring services in Kyrgyzstan. The Company has an administration office in Hong Kong with significant operations conduct by three clinics in Thailand, Cambodia and Kyrgyzstan, respectively.

The following is an organization chart of the Company and its subsidiaries:

As of December 31, 2022, the Company’s subsidiaries are detailed in the table as follows:

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Name	Background	Ownership %	Principal activity
FFPGS (HK) Limited	• A Hong Kong company • Incorporated on December 19, 2019	100%	Marketing and administrative services
Well Image Limited	• A Hong Kong company • Incorporated on July 11, 2008	100%	Investment holding
Med Holdings Limited (“Med Holdings”) (Note)	• A Thailand company • Incorporated on January 21, 2015	49%*	Investment holding
First Fertility PGS Center Limited (“FFC”) (Note)	• A Thailand company • Incorporated on March 6, 2014	74%	Provision of IVF treatment
First Fertility Phnom Penh Limited (“FFPP”)	• A Cambodia company • Incorporated on August 10, 2015	100%	Provision of IVF treatment
First Fertility Bishkek LLC (“FFB”)	• A Kyrgyzstan company • Incorporated on October 11, 2019	100%	Provision surrogacy and ancillary caring services

____________

*        Where less than 50% of the equity of an investee is held, the Company (through its subsidiaries) holds significantly more voting rights than any other vote holder or organized company of vote holders. An assessment has been made, taking into account all the factors relevant to the relationship with the investee, to ascertain control has been established and the investee should be consolidated as a subsidiary of the Company.

Note:

According to the Foreign Business Act (the “FBA”), the majority shareholdings of limited company incorporated in Thailand is required to be owned by Thai nationals.

With reference to the capital structure and voting rights structure of ordinary shares and preference shares (the “Share Structure”) of Med Holdings and FFC, all the preference share capital is owned by a Thai national. The ordinary shares and preference shares have the same rights and status in all respects except for the distribution of profits by way of dividends with details as follow:

(a)     Dividends from profits of Med Holdings and FFC shall be allocated to the holders of preference shares at a rate fixed from time to time by the board of directors prior to allocating to the holders of ordinary shares. In any event, such dividends to be allocated to the holders of preference shares shall not exceed 15% of the total amount of dividends declared from time to time;

(b)    After allocation of dividends as per (a) above, the rest of the dividends shall be distributed equally amongst the holders of ordinary shares according to their shareholding ratio;

(c)     The holders of preferred shares shall be entitled to dividends only in respect of the years for which the Company has declared a dividend payment, and there shall be no cumulative dividends; and

(d)    Dividends allocated to the holders of preferred shares in each year shall be limited at the rate as stated in (a) only. No additional dividends shall be paid to the holders of preferred shares.

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Based upon the management’s judgement on the Shares Structure, as the Company is able to exercise majority voting power in any board meeting, the Company accounts for Med Holdings and FFC as subsidiaries on the ground that the Company is able to control Med Holdings and FFC by exercising its majority voting power in any board meetings.

Group reorganization

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, the Company becomes the holding company of the Group on February 2, 2023. As the Group were under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, the consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the two-year period ended December 31, 2022, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period

The consolidated balance sheets as of December 31, 2022 and 2021 present the assets and liabilities of the aforementioned companies now comprising the Group which had been incorporated/established as of the relevant balance sheet date as if the current group structure had been in existence at those dates based on the same control aforementioned. The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 11.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of preparation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All inter-company balances and transactions have been eliminated in consolidation.

Management has prepared the accompanying consolidated financial statements and these notes in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollar (“$”), which is the reporting currency of the Company. The functional currency of the Company and its subsidiaries, FFPGS (HK) Limited and Well Image Limited, are Hong Kong dollar (“HK$”). Med Holdings and FFC use Thai baht (“THB”) as their functional currencies. First Fertility Phnom Penh Limited uses Cambodian riel (“KHR”) as its functional currency and First Fertility Bishkek LLC uses United States dollar (“USD”) as its functional currency.

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income as other comprehensive income or loss.

Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of operations and comprehensive income as other income (other expenses).

The value of foreign currencies including, the HK$, THB, KHR and RMB, may fluctuate against the United States dollar. Any significant variations of the aforementioned currencies relative to the United States dollar may materially affect the Company’s financial condition in terms of reporting in USD. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

		2022	2021
Period-end	$: HK$	7.8000	7.8000
Period average	$: HK$	7.8000	7.8000
Period-end	$: THB	34.6153	33.1964
Period average	$: THB	35.1428	32.1003
Period-end	$: KHR	4,114.3335	4,068.9577
Period average	$: KHR	4,083.7043	4,065.8164
Period-end	$: RMB	6.9091	6.3551
Period average	$: RMB	6.4569	6.4368

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Deposit, prepayment and other receivables, net

The Company makes a deposit payment to suppliers for the procurement of products and services. Upon physical receipt and inspection of products or provision of services from suppliers, the applicable amount is recognized from deposits and prepayments to cost of revenues.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the plan and equipment are as follows:

Furniture and fixtures	3 – 5 years
Leasehold improvements	the lesser of useful life or term of lease
Medical instruments	3 – 10 years
Motor vehicle	3 – 5 years
Office equipment	3 – 5 years

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are expensed as incurred. Significant renewals and betterments that extend the useful life of an assets are capitalized.

Impairment of long-lived assets

The Company evaluates the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs are determined on a first-in, first-out basis. Net realizable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal. A provision for excess and obsolete inventory will be made based primarily on forecasts of product demand and production requirements. The excess balance determined by this analysis becomes the basis for excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

Other borrowings

Other borrowings are recognized initially at fair value, net of debt issuance costs incurred. Other borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.

Ordinary Shares

The Company’s ordinary shares are stated at par value of $0.01 per ordinary share. The difference between the consideration received, net of issuance cost, and the par value is recorded in additional paid-in capital.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606 on April 1, 2017 using the full retrospective method which requires the Company to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. The Company derives revenue principally from provision of In vitro fertilization (“IVF”) treatment and surrogacy and ancillary caring services. Revenue from contracts with customers is recognized using the following five steps:

(1)    identify its contracts with customers;

(2)    identify its performance obligations under those contracts;

(3)    determine the transaction prices of those contracts;

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(4)    allocate the transaction prices to its performance obligations in those contracts; and

(5)    recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company derives its revenues from two sources: (1) revenue from IVF treatment, and (2) revenue from surrogacy and ancillary caring services.

Revenue from IVF treatment

In vitro fertilization (“IVF”) treatment is an assisted reproductive technique where eggs and sperm are collected and fertilized in laboratory to become embryo. Fertilized embryo is then implanted to the customer or a surrogate mother. IVF treatment involves the performance of a series of medical treatment and procedures that are not separately distinct and only brings benefits to customer when embryo is successfully implanted, therefore revenue from IVF treatment is recognized at a point in time when it is completed in clinic. The completion of this treatment is evidenced by a written IVF report indicating successful embryo implantation. The Company collects payment from customer in advance for IVF treatment. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 8 below.

Revenue from surrogacy and ancillary caring services

The Company provides surrogacy and ancillary caring services solely in Kyrgyzstan. Embryo from blood parents is implanted to surrogate mother contracted by the Company. During pregnancy period, the Company provides ancillary caring services including regular body check and provision of vitamins, supplements and medicines to surrogate mothers. The key performance obligation is identified as a single performance obligation where a baby is born, therefore revenue from surrogacy and ancillary caring services is recognized at a point in time when surrogate mother gives birth. The Company collects approximately 40% of contract sum upfront, and remaining contract sum is collected in installments across pregnancy period of surrogate mother. The amount of revenue recognized from contract liabilities to the Company’s result of operations can be found in Note 8 below.

Contract related assets and liabilities are classified as current assets and current liabilities. Significant balance sheet accounts related to the revenue cycle are as follows:

Account receivables, net

Accounts receivable, net are stated at the original amount less an allowance for expected credit loss on such receivables. The allowance for expected credit loss is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

Contract liabilities

Contract liabilities are recorded when amounts actually billed under a contract exceeds the progress to completion revenue earned under the contract.

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. Expected credit losses are probability-weighted estimates of credit losses. Credit losses are measured at the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.

The Company adopted the new standard effective January 1, 2021, the first day of the Company’s fiscal year and applied to account receivables and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of revenues.

Segment information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (the “CODM”), or decision making group, in making decisions on how to allocate resources and assess performance. The Company operates and manages in one operating segment. The Company defines its CODM as Mr. Siu Wing Fund Alfred, the Company’s Chief Executive Officer. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements. The long-lived assets and revenue from external customers as of December 31, 2022 and 2021 by geographical area are presented in Note 14.

Leases

Effective January 1, 2021, the Company adopted ASU 2016-02, “Leases” (Topic 842). Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of December 31, 2022 and 2021, there were approximately $0.38 million and $0.34 million right of use (“ROU”) assets and approximately $0.43 million and $0.37 million lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Best Lending Rate (“BLR”) minus 0.125% was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 5.0%.

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income Taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the consolidated financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the income tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. the Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Comprehensive Income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive income were the net income for the years and the foreign currency translation adjustments.

Earnings Per Share

The Company computes earnings per share (“EPS”) following ASC Topic 260, “Earnings per share”. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended December 31, 2022 and 2021.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Non-controlling interests

Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests respectively.

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. The Company conducts credit evaluations of customers, and generally does not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers.

Concentration of customers

None of the customers consisted of more than 10% of account receivables as of December 31, 2021 and 2022.

None of the customers contributed more than 10% of revenue for years ended December 31, 2021 and 2022.

Concentration of suppliers

As of December 31, 2022 and 2021, four and three suppliers which individually contributed more than 10% of trade payable, accounted for 69.8% and 74.0% of the Company’s trade payable respectively.

For the year ended December 31, 2022 and 2021, two and two vendors which contributed more than 10% of total purchases of the Company, accounted for 55.3% and 35.6% of the Company’s total purchases respectively.

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities and amounts due from (to) related parties, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities and amounts due from (to) related parties each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•        Level 1 — inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

•        Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. In October 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the CECL standards. The ASU is effective for reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company adopted the new standard effective January 1, 2021, the first day of the Company’s fiscal year. The adoption of ASU 326 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”). ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for public companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements and related disclosures.

Save for elsewhere disclosed, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	December 31,
	2022	2021
Accounts receivable	$13,026	$143,208
Less: allowance for expected credit loss	(26)	(286)
	$13,000	$142,922

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 3 — ACCOUNTS RECEIVABLE, NET (cont.)

As of the end of each of the financial year, the aging analysis of accounts receivable, net of allowance for expected credit loss, based on the invoice date is as follows:

	December 31,
	2022	2021
Within 90 days	$13,000	$142,922
Between 91 and 180 days	—	—
Between 181 and 365 days	—	—
	$13,000	$142,922

The movement of allowances for expected credit loss is as follow:

	December 31,
	2022	2021
Balance at beginning of the year	$(286)	$—
Reversal of provision (Provision)	260	(286)
Ending balance	$(26)	$(286)

NOTE 4 — INVENTORIES

Inventories, net of provision for excess and obsolete inventories, consist of the following:

	December 31,
	2022	2021
Merchandise
Medicines and reagents for clinical and laboratory analyses	$46,910	$41,271

NOTE 5 — DEPOSIT, PREPAYMENT AND OTHER RECEIVABLES, NET

Deposits, prepayments and other receivables consist of the following:

	December 31,
	2022	2021
Deposits, prepayments and other receivables
Other receivables	$30,295	$2,287
Deposit	40,131	55,244
Less: allowance for expected credit loss	(141)	(115)
	$70,285	$57,416

The movement of allowances for expected credit loss is as follow:

	December 31,
	2022	2021
Balance at beginning of the year	$(115)	$—
Provision	(30)	(119)
Effect of currency translation adjustment	4	4
Ending balance	$(141)	$(115)

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 6 — PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	December 31,
	2022	2021
At cost:
Building improvement	$72,519	$566,358
Furniture and fixtures	246,682	287,651
Medical instruments	791,514	1,019,710
Motor vehicle	142,936	142,936
Office equipment	146,432	244,494
	1,400,083	2,261,149
Less: accumulated depreciation	(1,277,410)	(2,007,301)
Total	$122,673	$253,848

Depreciation expenses for the years ended December 31, 2022 and 2021 were $100,533 and $166,709, respectively. Loss on disposal of assets for the year ended December 31, 2022 and 2021 was $114,013 and nil, respectively, due to moving of clinic to new location in First Fertility PGS Center Limited.

No impairment loss was recorded for the years ended December 31, 2022, and 2021.

NOTE 7 — ACCRUED LIABILTIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	December 31,
	2022	2021
Accrued expenses	$22,345	$40,521
Other tax payable	3,180	3,560
Compensation payable (Note 1)	117,935	—
Withholding tax payable (Note 2)	82,240	—
Other payables	64,077	55,322
	$289,777	$99,403

____________

Note 1: Compensation payable represented a claim relating to an employee of First Fertility PGS Center Limited (“FFC”). A settlement agreement has been signed between both parties on April 21, 2023.

Note 2: Withholding tax payable arises from the compensation payable under Thailand tax rules and regulations.

NOTE 8 — CONTRACT LIABILITIES

Contract liabilities consist of the following:

	December 31,
	2022	2021
Balance at beginning of year	$812,158	$—
Additions	1,360,168	812,158
Recognized to revenue during the year	(812,158)	—
Balance at end of year	$1,360,168	$812,158

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 9 — LEASES

The Company has various operating leases for clinics and office spaces. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the interest rate of 5% (Hong Kong Dollar Best Lending Rate (“BLR”) minus 0.125%) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments.

As of December 31, 2022 and 2021, the right-of-use assets totaled $383,670, and $338,530, respectively.

As of December 31, 2022 and 2021, lease liabilities consist of the following:

	December 31,
	2022	2021
Lease liabilities – current portion	$184,651	$133,352
Lease liabilities – non-current portion	242,187	236,618
Total	$426,838	$369,970

Other lease information is as follows:

	December 31,
	2022	2021
Weighted-average remaining lease term – operating leases	1.91 years	1.58 years
Weighted-average discount rate – operating leases	5%	5%

The following is a schedule of future minimum payments under operating leases as of December 31, 2022:

December 31, 2022
Not later than 1 year	$212,421
Between 1 to 2 years	180,456
Between 2 to 3 years	70,614
Total lease payments	463,491
Less: imputed interest	(36,653)
Total operating lease liabilities, net of interest	$426,838

NOTE 10 — OTHER BORROWING

Borrowing consists of the following:

Loan agreement entered date	Provider	Interest rate	Utilized as of December 31,
			2022	2021
7 May 2020	Seazen Resources Investment Limited (“Seazen”)	18.0% p.a.	$—	$512,821

The other borrowing was primarily obtained for general working capital.

As of December 31, 2021, the borrowing contains a repayment on demand clause that provides the lender with an unconditional right to demand repayment at any time at its own discretion. Due to the repayment on demand clause, such amount of borrowing was classified as current liability. The borrowing was secured by personal guarantees provided by two of the directors of the Company and cross guarantee provided by certain subsidiaries of the Company. The amounts due were based on scheduled repayment dates set out in the loan agreement with its respective last instalment repayable on or before 7 May 2023. The borrowing carried fixed interest at 18.0% per annum.

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 10 — OTHER BORROWING (cont.)

On August 15, 2022, the Company issued and allotted additional 41,830 ordinary shares to Seazen at a consideration of $961,538, of which other borrowings of $641,025 was offset with consideration as partial settlement. Remaining consideration of $320,513 was due from Seazen as of December 31, 2022.

The effective interest rate for the year ended December 31, 2022 and 2021 for the borrowing were 18.0% per annum.

Interest expense on the borrowing is $45,988 and $63,333 during the year ended December 31, 2022 and 2021, respectively.

NOTE 11 — EQUITY

As at December 31, 2022, the Company is authorized to issue 5,000,000 ordinary shares.

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

On August 15, 2022, the Company issued and allotted additional 41,830 ordinary shares to Seazen at the consideration of $961,538, of which other borrowings of $641,025 was offset with consideration as partial settlement and $320,513 was receivable from Seazen.

The equity of the Company as of December 31, 2022 and 2021 represents 601,830 and 560,000 ordinary shares amounting to $6,018 and $5,600, respectively.

NOTE 12 — EMPLOYEE BENEFIT PLANS

HK SAR

The company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

Thailand

The company is obliged to make social security payments within the first 15 days of the month over which it is accrued. Special concession had been determined by the Government which saw the standard amount THB750 per month per person reduced to THB450 per month per person over October to December 2022.

Cambodia

Every business employing one or more workers must register its business and workers with the National Social Security Fund (the “NSSF”) for the Occupational Risk Scheme (for work-related accidents and occupational diseases), the Health Care Scheme and the Pension Scheme.

Once registered, the business must pay to the NSSF:

•        A monthly contribution equivalent to 0.8% of each worker’s monthly average wages (between $0.40 and $2.40 per month per worker) for the Occupational Risk Scheme.

•        A monthly contribution equivalent to 2.6% of a worker’s monthly average wages (between $1.30 and $7.80 per month per worker) for the Health Care Scheme.

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 12 — EMPLOYEE BENEFIT PLANS (cont.)

•        A monthly contribution to the compulsory Pension Scheme, which is jointly paid by the employer and the employee at the same rate of 2% (total of 4%) of the contributable wage for the first five years. The contributable wage for the Pension Scheme ranges from between KHR400,000 (approximately $100) up to KHR1,200,000 (approximately $300).

Kyrgyzstan

The company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The company and its employees are each required to make contributions to the scheme calculated at 15% and 8%, respectively of the employees’ basic salaries on monthly basis.

NOTE 13 — PROVISION FOR INCOME TAXES

Cayman Islands

NewGenIvf Limited was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, upon payment of dividends by these entities to the shareholders, no Cayman Islands withholding tax will be imposed.

HK SAR

Under the two-tiered profits tax rates regime, Hong Kong tax residents are subject to Hong Kong Profits Tax in respect of profits arising in or derived from Hong Kong at 8.25% for the first HK$2 million of profits of the qualifying group entity, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the remaining estimated assessable profits.

Thailand

The companies incorporated in Thailand are taxed on worldwide income. A company incorporated abroad is taxed on its profits arising from or in consequence of the business carried on in Thailand. The corporate income tax (CIT) rate is 20%. A foreign company not carrying on business in Thailand is subject to a final withholding tax (WHT) on certain types of assessable income (e.g. interest, dividends, royalties, rentals, and service fees) paid from or in Thailand. The rate of tax is generally 15%, except for dividends, which is 10%, while other rates may apply under the provisions of a double tax treaty (DTT).

Cambodia

The standard rate of corporate income tax (“CIT”) for companies and permanent establishments who are classified as medium and large taxpayers is 20%. For companies and permanent establishments who are classified as small taxpayers, the CIT rates are progressive rates from 0% to 20%. In view of the annual turnover of the company, the annual turnover ranges from KHR1 billion to KHR6 billion for service and commercial sectors, the company shall consider as the medium-sized company.

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 13 — PROVISION FOR INCOME TAXES (cont.)

Kyrgyzstan

The company is subject to a corporate income tax on their aggregate annual income earned worldwide. Non-resident legal entities carrying out business activities through a permanent establishment in Kyrgyzstan are subject to profit tax on the income attributed to the activities of that permanent establishments.

Profit tax is calculated at a rate of 10% of aggregate annual income less allowed deductions.

Significant components of the provisions for income taxes for the year ended December 31, 2022, and 2021 were as follows:

	December 31,
	2022	2021
Provision for income taxes
Current tax provision Kyrgyzstan	196,116	145,295
Current tax provision Cambodia	11,323	4,126
Late penalty provision Kyrgyzstan	702	145,295
Total provision for income taxes	$208,141	$294,716
	December 31,
	2022	2021
Income before taxes	$583,988	$356,184
Tax (credit)/expense at the statutory tax rates	(84,991)	89,974
Tax effect on non-deductible expenses	329,501	61,437
Tax effect on late penalty provision	—	145,295
Tax effect on utilization of tax losses	(36,369)	(1,990)
Income taxes	$208,141	$294,716

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits. As at December 31, 2022 and 2021, the Company accrued $145,295 penalties related to potential underpaid income tax expenses for the year ended December 31, 2021 in Kyrgyzstan.

NOTE 14 — DISSAGREGATTED REVENUES

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment.

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 14 — DISSAGREGATTED REVENUES (cont.)

The Company’s main business operations are to provide: (i) IVF treatment service; and (ii) surrogacy and ancillary caring services.

Revenue from external customers as of	For the year ended December 31,
	2022	2021
IVF treatment service	$2,819,163	$3,199,683
Surrogacy and ancillary caring services	3,125,027	918,437
Total revenues	$5,944,190	$4,118,120

The Company elected to utilize practical expedients to exclude from this disclosure the remaining performance obligations that have an original expected duration of one year or less.

Geographical information

Revenue from external customers originated from	December 31,
	2022	2021
HK SAR	$—	$—
Kyrgyzstan	5,060,973	3,110,483
Cambodia	377,608	313,737
Thailand	505,609	693,900
	$5,944,190	$4,118,120

The revenue information above is based on the locations where the revenue originated.

Long-lived assets located at	December 31,
	2022	2021
HK SAR	$—	$—
Kyrgyzstan	22,513	20,835
Cambodia	229,085	332,799
Thailand	254,745	238,744
	$506,343	$592,378

The Company’s long-lived assets consist of plant and equipment, net and operating leases right-of-use assets.

NOTE 15 — RISKS

A.     Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company monitors and ensures that follow-up action is taken to recover overdue debts. The Company considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, the Companycompares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information, such as GDP growth rate and nominal GDP per capita. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for account receivables as of December 31, 2022 and 2021 is $26 and $286, respectively.

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 15 — RISKS (cont.)

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other receivables and amount due from related parties

The Company assessed the impairment for its other receivables and amount due from related parties individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables and amount due from shareholders as of December 31, 2022 is $141 and $17,059, respectively. The loss allowance for deposits and other receivables and amount due from shareholders as of December 31, 2021 is $115 and $6,312, respectively.

B.      Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

The sensitivity analysis below has been determined by assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the years ended December 31, 2022 and 2021 would have increased or decreased by approximately $275 and $287, respectively.

Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$ and THB which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

C.     Economic and political risks

The Company’s operations are mainly conducted in Thailand, Cambodia and Kyrgyzstan. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Thailand, Cambodia and Kyrgyzstan.

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 15 — RISKS (cont.)

The Company’s operations in Thailand, Cambodia and Kyrgyzstan are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Thailand, Cambodia and Kyrgyzstan, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

D.     Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 16 — RELATED PARTY BALANCES AND TRANSACTIONS

The summary of amount due from and due to related parties as the following:

	Relationship	December 31,
		2022	2021
Due from shareholders consist of the following:
Seazen Resources Investment Limited	Shareholder	$319,872	$—
Mr. Siu Wing Fung, Alfred (“Mr. Siu”) and Ms. Fong Hei Yue, Tina (“Ms. Fong”)	Shareholders and directors (note 1)	2,240,872	550,013
		$2,560,744	$550,013

Due to related parties consist of the following:
Harcourt Limited	A related company (note 2)	$(110,773)	$(152,317)

____________

Note

(1)      Ms. Fong is the spouse of Mr. Siu.

(2)      The directors and shareholders of Harcourt Limited is Mr. Siu and Ms. Fong, Harcourt Limited therefore has the common ultimate beneficial owners with the Company.

The balance due from shareholders consist of the following:

	December 31,
	2022	2021
Due from shareholders	$2,577,803	$556,325
Less: allowance for expected credit loss	(17,059)	(6,312)
	$2,560,744	$550,013

The movement of allowances for expected credit loss is as follow:

	December 31,
	2022	2021
Balance at beginning of the year	$(6,312)	$—
Provision	(10,747)	(6,312)
Ending balance	$(17,059)	$(6,312)

NEWGENIVF LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
(Stated in US Dollars)

NOTE 17 — Impact of COVID-19

The COVID-19 has negatively impacted the global economy, disrupted consumer spending and global supply chains, and created significant volatility and disruption of financial markets. We have experienced some resulting disruptions to our business operations, and we expect the COVID-19 pandemic could have a material adverse impact on our business and financial performance.

Due to the ongoing recession caused by the COVID-19, the Company’s business is likely to be adversely impacted. The effects of recession can also increase economic instability with our vendors and customers.

NOTE 18 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

The Merger Agreement

On February 15, 2023, A SPAC I Acquisition Corp. (the “A SPAC I”), sponsored by A SPAC (Holdings) Acquisition Corp., a British Virgin Islands company, entered into certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among A SPAC I, NewGenIvf Limited, an exempted company incorporated in the Cayman Islands. Following the Business Combination, Purchaser expects to trade on the Nasdaq Stock Market.

Annex A

Execution Version

MERGER AGREEMENT

dated

February 15, 2023

by and among

NewGenIvf Limited, a Cayman Islands exempted company (the “Company”),

Certain shareholders of the Company (the “Principal Shareholders”),

A SPAC I Acquisition Corp., a British Virgin Islands business company (the “Parent”),

A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (the “Purchaser”),

and

A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company (the “Merger Sub”).

Annex A Page No
ARTICLE I DEFINITIONS		A-1

ARTICLE II REINCORPORATION MERGER		A-10

2.1	Reincorporation Merger	A-10
2.2	Reincorporation Effective Time	A-10
2.3	Effect of the Reincorporation Merger	A-10
2.4	Memorandum and Articles of Association	A-10
2.5	Directors and Officers of the Reincorporation Surviving Corporation	A-10
2.6	Effect on Issued Securities of Parent.	A-10
2.7	Surrender of Securities	A-12
2.8	Lost Stolen or Destroyed Certificates	A-12
2.9	Section 368 Reorganization	A-12
2.10	Dissenter’s Rights	A-12
2.11	Taking of Necessary Action; Further Action	A-12

ARTICLE III ACQUISITION MERGER		A-13

3.1	Acquisition Merger	A-13
3.2	Closing; Effective Time	A-13
3.3	Board of Directors	A-13
3.4	Effect of the Merger	A-13
3.5	Memorandum and Articles of Association of the Surviving Corporation	A-13
3.6	Taking of Necessary Action; Further Action	A-13
3.7	Section 368 Reorganization	A-14

ARTICLE IV CONSIDERATION		A-14

4.1	Conversion of Capital	A-14
4.2	Payment of Merger Consideration.	A-15
4.3	Dissenter’s Rights	A-15
4.4	Earnout	A-16

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-17

5.1	Corporate Existence and Power	A-17
5.2	Authorization	A-17
5.3	Governmental Authorization	A-18
5.4	Non-Contravention	A-18
5.5	Capital Structure	A-18
5.6	Charter Documents	A-18
5.7	Corporate Records	A-19
5.8	Assumed Names	A-19
5.9	Subsidiaries	A-19
5.10	Consents	A-19
5.11	Financial Statements	A-20
5.12	Books and Records	A-20
5.13	Absence of Certain Changes	A-21
5.14	Properties; Title to the Company Group’s Assets	A-21
5.15	Litigation	A-21
5.16	Contracts	A-21
5.17	Licenses and Permits	A-23

Annex A-i

Annex A Page No
5.18	Cybersecurity; Compliance with Laws; Regulatory Matters	A-24
5.19	Intellectual Property	A-26
5.20	Customers and Suppliers	A-27
5.21	Accounts Receivable and Payable; Loans	A-27
5.22	Pre-payments	A-28
5.23	Employees	A-28
5.24	Employment Matters	A-28
5.25	Withholding	A-28
5.26	Real Property	A-28
5.27	Tax Matters.	A-29
5.28	Environmental Laws	A-30
5.29	Finders’ Fees	A-30
5.30	Powers of Attorney and Suretyships	A-30
5.31	Directors and Officers	A-30
5.32	Certain Business Practices	A-30
5.33	Sanctions; Anti-Money Laundering Laws	A-31
5.34	Not an Investment Company	A-31
5.35	Government Contracts	A-31
5.36	Insurance	A-31
5.37	Other Information	A-31

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES		A-32

6.1	Corporate Existence and Power	A-32
6.2	Corporate Authorization	A-32
6.3	Governmental Authorization	A-32
6.4	Finder Fees	A-32
6.5	Non-Contravention	A-32
6.6	Issuance of Shares	A-32
6.7	Capitalization	A-33
6.8	Information Supplied	A-33
6.9	Trust Fund	A-33
6.10	Listing	A-34
6.11	Board Approval	A-34
6.12	Parent SEC Documents and Financial Statements	A-34
6.13	Litigation	A-35
6.14	Compliance with Laws	A-35
6.15	Not an Investment Company	A-35
6.16	Tax Matters	A-35

ARTICLE VII COVENANTS OF THE COMPANY GROUP AND THE PURCHASER PARTIES PENDING CLOSING		A-35

7.1	Conduct of the Business	A-35
7.2	Access to Information	A-38
7.3	Notices of Certain Events	A-39
7.4	SEC Filings	A-39
7.5	Financial Information	A-40
7.6	Trust Account	A-40
7.7	Directors’ and Officers’ Indemnification and Insurance	A-41
7.8	No Trading	A-41

Annex A-ii

Annex A Page No

ARTICLE VIII COVENANTS OF THE COMPANY GROUP AND PRINCIPAL SHAREHOLDERS		A-41

8.1	Reporting and Compliance with Laws	A-41
8.2	Commercially Reasonable Efforts to Obtain Consents	A-41
8.3	Annual and Interim Financial Statements	A-42
8.4	Employees of the Company and the Manager	A-42
8.5	Transaction Financing	A-42
8.6	Company Shareholder Approval	A-42
8.7	Purchaser Incentive Plan	A-42
8.8	Additional Covenants of the Company Group and the Principal Shareholders	A-42

ARTICLE IX COVENANTS OF ALL PARTIES HERETO		A-43

9.1	Commercially Reasonable Efforts; Further Assurances	A-43
9.2	Tax Matters	A-43
9.3	Settlement of the Purchaser Parties’ Liabilities	A-44
9.4	Compliance with SPAC Agreements	A-44
9.5	Registration Statement	A-44
9.6	Confidentiality	A-45
9.7	Extension Deposit	A-45
9.8	Section 16 Matters	A-45

ARTICLE X CONDITIONS TO CLOSING		A-46

10.1	Condition to the Obligations of the Parties	A-46
10.2	Conditions to Obligations of the Purchaser Parties	A-46
10.3	Conditions to Obligations of the Company	A-47
10.4	Frustration of Conditions	A-48

ARTICLE XI INDEMNIFICATION		A-48

11.1	Indemnification	A-48
11.2	Survival of Representations, Warranties and Covenants	A-48

ARTICLE XII DISPUTE RESOLUTION		A-48

12.1	Arbitration	A-48
12.2	Waiver of Jury Trial; Exemplary Damages	A-49

ARTICLE XIII TERMINATION		A-50

13.1	Termination.	A-50
13.2	Break-up Fee	A-50
13.3	Certain Post-Termination Covenants	A-51
13.4	Effect of Termination	A-52
13.5	Waiver	A-52

ARTICLE XIV MISCELLANEOUS		A-52

14.1	Notices	A-52
14.2	Amendments; No Waivers; Remedies	A-53
14.3	Arm’s Length Bargaining; No Presumption Against Drafter	A-53
14.4	General Release of Claims	A-53
14.5	Publicity	A-54

Annex A-iii

Annex A Page No
14.6	Expenses	A-54
14.7	No Assignment or Delegation	A-54
14.8	Governing Law	A-54
14.9	Counterparts; Facsimile Signatures	A-54
14.10	Disclosure Schedule	A-54
14.11	Entire Agreement	A-54
14.12	Severability	A-54
14.13	Construction of Certain Terms and References; Captions	A-55
14.14	Further Assurances	A-55
14.15	Third Party Beneficiaries	A-55
14.16	Trust Account Waiver	A-55
14.17	Enforcement.	A-56
14.18	Non-Recourse	A-56

Annex A-iv

MERGER AGREEMENT

This MERGER AGREEMENT (the “Agreement”), dated as of February 15, 2023 (the “Signing Date”), by and among NewGenIvf Limited, a Cayman Islands exempted company (the “Company”), certain shareholders of the Company as set forth on Exhibit A (each, a “Principal Shareholder” and collectively the “Principal Shareholders”), A SPAC I Acquisition Corp., a British Virgin Islands business company (the “Parent”), A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (“Purchaser”), and A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of Purchaser (the “Merger Sub”).

W I T N E S E T H :

A. The Company, through its wholly owned and Controlled (as defined below) subsidiaries, is engaged in the Business (as defined below);

B. The Company owns: (i) 100% of the issued share capital of Well Image Limited HK, a limited liability company incorporated under the laws of Hong Kong, which in turn directly and indirectly owns 48.99% and 73.98% equity interests of Med Holdings Limited and First Fertility PGS Center Limited, respectively, two foreign owned enterprises established under the laws of Thailand, (ii) 100% of the issued share capital of First Fertility Phnom Penh Ltd, a limited liability company incorporated under the laws of Cambodia, (iii) 100% of the issued share capital of FFPGS (HK) Limited 第壹試管嬰兒中心(香港)有限公司, a limited liability company incorporated under the laws of Hong Kong, and (iv) 100% of the issued share capital of First Fertility Bishkek Limited Liability Company, a limited liability company incorporated under the laws of the Kyrgyz Republic;

C. Parent is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;

D. Purchaser was formed for the sole purpose of the merger of Parent with and into Purchaser, in which Purchaser will be the surviving corporation (the “Reincorporation Merger”); and

E. The parties hereto desire that the Merger Sub shall merge with and into the Company, upon the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the Cayman Islands Companies Act (as revised) (the “Cayman Companies Act”) (the “Acquisition Merger”).

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:

ARTICLE I
DEFINITIONS

The following terms, as used herein, have the following meanings:

1.1 “Action” means any legal or administrative action, suit, claim, investigation, hearing or proceeding or arbitration, including any audit, claim or assessment for Taxes or otherwise.

1.2 “Additional Agreements” mean the Lock-up Agreements, the Registration Rights Agreement, Voting and Support Agreements, the Employment Agreements and the Company Non-Competition Agreements.

1.3 “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For avoidance of any doubt, (a) with respect to all periods prior to the Closing and subsequent to the Closing, each Principal Shareholder is an Affiliate of the Company, and (b) with respect to all periods subsequent to the Closing, Purchaser is an Affiliate of the Company.

1.4 “Anti-Corruption Laws” means any Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of the Company Group, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, government employee or commercial entity to obtain or retain business or a business advantage such as, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010, the Law of the Kyrgyz Republic on Combating Corruption of 2012,

Annex A-1

the Act Supplementing the Constitution Relating to the Prevention and Suppression of Corruption B.E. 2561 (2018) of Thailand, the Penal Code of Thailand, and the Cambodian Criminal Code and the Cambodian Law on Anti-Corruption (2010), each as amended from time to time, and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

1.5 “Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, any relevant stock exchange, or any public, private or industry regulatory authority, whether international, national, federal, state, or local. The term also includes officials, agents, employees or representatives of the entities outlined in this definition.

1.6 “Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

1.7 “Business” means the business of the Company Group.

1.8 “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York of the United States, Thailand, Cambodia, Kyrgyzstan, the British Virgin Islands and the Cayman Islands are authorized to close for business.

1.9 “Closing Payment Shares” means such number of Purchaser Class A Ordinary Shares equal to $50,000,000, divided by $10.00.

1.10 “Code” means the Internal Revenue Code of 1986, as amended.

1.11 “Company Group” means the Company and its Subsidiaries, collectively.

1.12 “Company Non-Competition Agreements” means the agreements in the form attached as Exhibit H or agreement(s) substantially equivalent thereto mutually agreed by the Purchaser and the Company, dated as of the Closing Date and entered into by and between the Company and certain of its shareholders (which shall include holders of at least 75% of the outstanding Company Shares immediately prior to the Closing (on an as converted and fully-diluted basis)) in favor of the Purchaser and its direct and indirect Subsidiaries after the Closing.

1.13 “Company Share Rights” means all options, warrants, rights, or other securities (including debt instruments) to purchase, convert or exchange into Company Shares.

1.14 “Contracts” means the Leases and all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which the Company and/or any of its Subsidiary is a party or by which any of its respective assets are bound, including any entered into by the Company and/or any of its Subsidiary in compliance with Section 7.1 after the Signing Date and prior to the Closing.

1.15 “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

1.16 “CMO” means contract manufacturing organization.

1.17 “Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the Investment Management Trust Agreement.

1.18 “Disinterested Independent Director Majority” means the vote or consent of a majority of the independent directors of the board of directors of the Purchaser after the Closing.

1.19 “Environmental Laws” shall mean all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Hazardous Substances Act B.E. 2535 (1992) of Thailand and the Enhancement and Conservation of the National Environmental Quality Act B.E. 2535 (1992) of Thailand, the Law of the Kyrgyz Republic on Environmental Protection of 1999 and the Cambodian Law on Environmental Protection and Resource Management (1996).

Annex A-2

1.20 “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

1.21 “Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

1.22 “Government Official” means (a) any official, officer, employee or representative of, or other individual acting for or on behalf of, any Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise), or any public international organization (as defined in the U.S. Foreign Corrupt Practices Act 1977, as amended from time to time), (b) any political party or party official or candidate for political office or (c) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (a) or (b) of this definition.

1.23 “Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated by any Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

1.24 “Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

1.25 “Health Care Laws” means any applicable Law relating to the regulation, provision or administration of, or billing or payment for health care or health care-related products, services, health care providers, suppliers, professionals or facilities, including, but not limited to (i) Medical Facilities Act, B.E. 2541 (1998) of Thailand, Protection of a Child Born by Medically Assisted Reproductive Technology Act, B.E. 2558 (2015) of Thailand, Medical Profession Act B.E. 2525 (1982) of Thailand, Law on the Management of Private Profession in Medical, Paramedical and Medical Aid Sector (2000) of Cambodia, Law on the Regulation of Health Practitioners (2016) of Cambodia, Sub-Decree 94 on Procedures and Conditions Authorizing Foreign Medical, Paramedical and Medical Aid Professionals to Perform Private Professional Practices in the Kingdom of Cambodia (2002) of Cambodia, and the regulations promulgated thereunder; (ii) applicable anti-kickback and physician self-referral Law; (iii) all applicable federal, state, local and foreign health care fraud and abuse Laws; (iv) international information privacy, data privacy and security Laws and national implementations thereof; (v) licensure, quality, safety and accreditation requirements under applicable federal, state, local or foreign Laws or regulatory bodies; (vi) all other local, state, federal, national, supranational and foreign Laws, relating to the regulation of the Company Group, (vii) the directives and regulations promulgated pursuant to and any regulations related to those Laws described in clauses (i) through (vi) of this paragraph, and (viii) any Laws similar to those described in clauses (i) through (vii) of this paragraph within or concerning any other federal, state, local or foreign jurisdiction and/or authority.

1.26 “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP (as defined below), (g) all guarantees by such Person and (h) any agreement to incur any of the same.

1.27 “Intellectual Property Right” means any trademark, service mark, registration thereof or application for registration therefor, trade name, license, domain names, invention, patent, patent application, trade secret, trade dress, know-how, copyright, copyrightable materials, copyright registration, application for copyright registration, software programs, data bases, u.r.l.s., and any other type of proprietary intellectual property right, and all embodiments and fixations thereof and related documentation, registrations and franchises and all additions, improvements and accessions thereto, and with respect to each of the forgoing items in this definition, which is owned or licensed or filed by the Company, or used or held for use in the Business, whether registered or unregistered or domestic or foreign.

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1.28 “Investment Management Trust Agreement” means the investment management trust agreement made as of February 14, 2022 by and between the Parent and the Trustee.

1.29 “IPO” means the initial public offering of Parent pursuant to a prospectus dated February 14, 2022.

1.30 “IT Assets” means computers, software, hardware, servers, workstations, routers, hubs, switches, data communications lines, networks and all other information technology equipment and all associated documentation.

1.31 “Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or order of general applicability of any applicable Authority, including rule or regulation promulgated thereunder.

1.32 “Leases” means any and all leases, subleases, licenses, concessions, sale/leaseback arrangements or similar arrangements and other occupancy agreements pursuant to which the Company Group holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company Group thereunder.

1.33 “Leased Real Property” means any and all real property leased, subleased, licensed or otherwise used or occupied by the Company Group as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company Group, all buildings and other structures, facilities, improvements or fixtures currently or hereafter located thereon.

1.34 “Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax Liabilities due or to become due.

1.35 “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

1.36 “Lock-up Agreement” means the agreements in the form attached as Exhibit C or agreement(s) substantially equivalent thereto mutually agreed by the Purchaser Parties and the Company, dated as of the Closing Date entered into by and between the Persons listed on Section 1.36 of the Company Disclosure Schedule and the Purchaser.

1.37 “Marketing Approval” means collectively, all approvals of an applicable Authority as necessary to allow for the marketing and sale of services or products in the country concerned.

1.38 “Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that has had, or would reasonably be expected to have, individually or in the aggregate, (a) a material adverse effect on the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations, or properties of the Company Group, taken as a whole, whether or not arising from transactions in the ordinary course of business; provided that, solely in the case of clause (a), in no event shall any of the following, alone or in combination, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company Group operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Purchaser Parties; (vi) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (vii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, provided that this clause (vii) shall not apply to any representation or warranty set forth in Section 5.4 and, to the extent related thereto, the condition in Section 10.2(b); (viii) any natural or man-made disaster or acts of God; and (ix) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failure shall not be excluded in determining whether there is a Material Adverse Effect); provided that, except in the

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cases of clauses (i), (ii), (iii), (iv), (vi) or (viii), such facts, events, circumstances, conditions, occurrences and effects may be taken into account if the Company Group is disproportionately affected thereby as compared with other participants in the same industries or markets in which the Company Group operates, or (b) prevent or materially delay the consummation by the Company Group of the transactions contemplated by this Agreement.

1.39 “Milestone Date” mean the date that is five (5) months after the initial filing (including confidential filing) of the preliminary Proxy Statement/Registration Statement with the SEC.

1.40 “MOPH” means The Ministry of Public Health, a Thai governmental body responsible for the oversight of public health in Thailand.

1.41 “Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by an Authority.

1.42 “Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

1.43 “Parent Class A Ordinary Shares” means the class A ordinary shares, no par value, of Parent.

1.44 “Parent Class B Ordinary Shares” means the class B ordinary shares, no par value, of Parent.

1.45 “Parent Class B Shareholder” means A SPAC (Holdings) Acquisition Corp., the holder of the Parent Class B Ordinary Share on the date of this Agreement.

1.46 “Parent Disclosure Schedule” means the schedule attached hereto as Exhibit G.

1.47 “Parent Ordinary Shares” means the Parent Class A Ordinary Shares and the Parent Class B Ordinary Shares.

1.48 “Parent Private Placement Warrant” means a warrant to purchase one Parent Class A Ordinary Share at an exercise price of $11.50 per whole share issued to the Parent’s sponsor that closed concurrently with the Parent’s IPO.

1.49 “Parent Public Warrant” means a warrant to purchase one Parent Class A Ordinary Share at an exercise price of $11.50 per whole share that was included in the Parent Units sold as part of the Parent’s IPO.

1.50 “Parent Right” means a right to receive one-tenth (1/10) of a Parent Class A Ordinary Share at the closing of the Parent’s initial business combination that was included in the Parent Units sold as part of the Parent’s IPO.

1.51 “Parent Securities” means the Parent Ordinary Shares, Parent Rights, Parent Units, and Parent Warrants, collectively.

1.52 “Parent Unit” means a unit of the Parent comprised of one Parent Class A Ordinary Share, three-fourths of a Parent Warrant and one Parent Right, that was sold as part of the Parent’s IPO.

1.53 “Parent Warrants” means the Parent Public Warrants and the Parent Private Placement Warrants.

1.54 “Permitted Liens” means (i) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company and/or any of its Subsidiaries so encumbered, either individually or in the aggregate, and (C) that are not resulting from a breach, default or violation by the Company and/or any of its Subsidiaries of any Contract or Law; (ii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established in accordance to U.S. GAAP); and (iii) the Liens set forth on Section 1.54 of the Company Disclosure Schedule.

1.55 “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

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1.56 “Pre-Closing Period” means any period that ends on or before the Closing Date or with respect to a period that includes but does not end on the Closing Date, the portion of such period through and including the day of the Closing.

1.57 “Pro Rata Portion” means with respect to each Principal Shareholder in connection with an applicable Earnout Event, a fraction expressed as a percentage equal to (i) the aggregate number of Company Shares held by such Principal Shareholder as of immediately prior to the Closing, divided by (ii) the aggregate number of Company Shares held by all Principal Shareholders as of immediately prior to the Closing, in each case on an as-converted basis.

1.58 “Purchaser Class A Ordinary Shares” means the class A ordinary shares, no par value, of Purchaser.

1.59 “Purchaser Class B Ordinary Shares” means the class B ordinary shares, no par value, of Purchaser.

1.60 “Purchaser Incentive Plan” means the equity incentive plan to be prepared by the Company Group and agreed by the Purchaser pursuant to Section 8.7 and adopted by the Purchaser prior to the Closing.

1.61 “Purchaser Ordinary Shares” means the Purchaser Class A Ordinary Shares and the Purchaser Class B Ordinary Shares.

1.62 “Purchaser Securities” means the Purchaser Ordinary Shares and Purchaser Warrants, collectively.

1.63 “Purchaser Warrants” means the warrants to purchase Purchaser Class A Ordinary Shares at an exercise price of $11.50 per whole share issued in exchange for the Parent Warrants at the Reincorporation Effective Time.

1.64 “Service” means any services including medical, surgical or obstetric services or related and ancillary services being provided, offered, marketed, sold and/or distributed by the Company or a Subsidiary of the Company, or regarding which the Company or a Subsidiary of the Company has rights, and including any such service that has received Marketing Approval.

1.65 “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

1.66 “Registration Rights Agreement” means the agreement governing the resale of the Closing Payment Shares, in the form attached hereto as Exhibit D.

1.67 “Regulatory Documentation” means, in any medium including audio, visual, print, magnetic, or electronic, all (a) documentation comprising the Regulatory Permits and Regulatory Transfer Approvals; (b) dossiers, reports, supplements, records, data and other materials, submissions or correspondence submitted to, filed with or received from the applicable Authority relating to the Regulatory Permits, Regulatory Transfer Approvals or application or submission for obtaining a Regulatory Permit or a Regulatory Transfer Approval; (c) reports, supplements, records, data and other materials and correspondence related to the Services, including minutes and official contact reports relating to any communications with any Authority, and relevant supporting documents with respect thereto, including all draft and final advertising and promotion documents submitted to the applicable Authority for comment, adverse event files and complaint files, pharmacovigilance records and studies and any other information relevant to the assessment of product safety; (d) clinical data, results (including all tables, listings and graphs) and reports, case report forms, and other materials or correspondence filed with or received from an Authority to the extent relating to any Services; (e) internal and external inspection or audit reports; and (f) other data (including clinical and pre-clinical data) contained or relied upon in any of the foregoing, in each case of clauses (a), (b), (c), (d), (e) and (f), to the extent in the possession or control of the Company Group.

1.68 “Regulatory Permit” means any Permit required for the development, manufacturing or marketing of a product or a service under applicable Health Care Laws, including, where required, pricing and reimbursement approvals and including Marketing Approvals.

1.69 “Regulatory Transfer Approvals” means all approvals of an Authority, including the submission of letters required under any applicable Law, as required for the transfer of a Regulatory Permit from one party to another to evidence the transfer of ownership of a Marketing Approval or other Regulatory Permit.

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1.70 “Representatives” of a Person means its officers, directors, Affiliates, managers, employees, accountants, consultants, legal counsel, financial advisors, and agents and other representatives acting on its behalf.

1.71 “SEC” means the United States Securities and Exchange Commission.

1.72 “Securities Act” means the U.S. Securities Act of 1933, as amended.

1.73 “Shareholder” means the shareholders of the Company.

1.74 “Subsidiary” or “Subsidiaries” means, with respect to any given Person, any other Person (i) that has at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by such given Person, (ii) the management of which is otherwise Controlled by such given Person, or (iii) the financial statements of which are otherwise consolidated with those of such given Person under the U.S. GAAP.

1.75 “Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Company and other tangible property.

1.76 “Tax(es)” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), including any liability therefor as a transferee or successor, as a result of Treasury Regulation Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

1.77 “Taxing Authority” means the Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

1.78 “Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

1.79 “Trading Day” means any day on which the Purchaser Class A Ordinary Shares are actually traded on the principal securities exchange or securities market on which Purchaser Class A Ordinary Shares are then traded.

1.80 “Transactions” means the transactions contemplated by this Agreement and Additional Agreements, including the Reincorporation Merger and the Acquisition Merger.

1.81 “U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

1.82 “Voting and Support Agreements” means the voting and support agreements, dated as of the date hereof, by and among the Company, certain shareholders of the Company and certain other parties named therein, pursuant to which such shareholders have agreed to vote their Company Shares in order to, among other things, obtain the Requisite Company Vote.

1.83 “VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded each day as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the day, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such day, then the closing price for such day. If the VWAP (or closing price) cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as determined reasonably and in good faith by the Company. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

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1.84 “$” means U.S. dollars, the legal currency of the United States.

1.85 The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Section
Acquisition Merger	Recitals
Acquisition Intended Tax Treatment	3.7
Act	4.2(c)
Agreement	Preamble
Alternative Proposal	7.1(c)
Alternative Transaction	7.1(c)
Anti-Money Laundering Laws	5.33
Applicable Per Share Merger Consideration	4.1(a)
Arbitrator	12.1(a)
Articles of Merger	2.2
Balance Sheet Date	5.11(c)
Break-up Fee or Break-up Fees	13.2(b)
BVI Law	2.1
BVI Plan of Merger	2.2
Category 1 Break-up Fee	13.2(a)
Category 2 Break-up Fee	13.2(b)
Cayman Companies Act	Recitals
CFO	4.4(e)
Change of Control Transaction	13.3
Closing	3.2
Closing Date	3.2
Company	Preamble
Company Disclosure Schedule	ARTICLE V
Company Filing Documents	5.18(c)
Company Group Consent	5.10
Company Shares	5.5(a)
D&O Indemnified Persons	7.7(a)
D&O Tail Insurance	7.7(b)
Dissenting Shareholders	4.1(b)
Dissenting Shares	4.1(b)
Earnout Event 1	4.4(a)(i)
Earnout Event 2	4.4(a)(ii)
Earnout Event or Earnout Events	4.4(a)(ii)
Earnout Shares	4.4(a)
Earnout Statement	4.4(e)
Effective Time	3.2
Employment Agreements	8.4
Excluded Shares	4.1(d)
Extension	9.7
Financial Statements	5.11(a)
Financing Agreements	8.5
Government Contract	5.35
Governmental Approval	5.3
Indemnified Party	11.1
Indemnifying Party	11.1
IPO Prospectus	14.16

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Defined Term	Section
Key Personnel	5.23(a)
Labor Agreements	5.24(a)
Licensed Intellectual Property Rights	5.19(b)
Material Contract	5.16(a)
Merger Sub	Preamble
Merger Sub Ordinary Shares	6.7(c)
Parent	Preamble
Parent Dissenting Shareholder	2.10
Parent Dissenting Shares	2.10
Parent Excluded Shares	2.6(e)
Parent SEC Documents	6.12(a)
Parent Shareholder Approval Matters	9.5(a)
Parent Shares Redemption	9.5(a)
Parent Special Meeting	9.5(a)
Permits	5.17(a)
Personal Information	5.18(b)
Plan of Merger	3.2
Purchaser	Preamble
Purchaser Parties	ARTICLE V
Principal Shareholder or Principal Shareholders	Preamble
Proxy Statement	9.5(a)
Registration Statement	9.5(a)
Reincorporation Effective Time	2.2
Reincorporation Intended Tax Treatment	2.9
Reincorporation Merger	Recitals
Reincorporation Surviving Corporation	2.1
Required Parent Shareholder Approval	10.1(e)
Requisite Company Vote	5.2
Safety Notices	5.17(b)
Sanctions	5.33
Securities	5.5(b)
Signing Date	Preamble
Surviving Corporation	3.1
Surviving Provisions	13.4
Top Customers	5.20(a)
Top Suppliers	5.20(a)
Transaction Financing	8.5
Trustee	6.9
Trust Account	6.9
Trust Fund	6.9
U.S. GAAP Financials	7.5(a)
Warrant Agreement	2.6(d)
13.1(c) Termination Notice Deadline	13.1(c)
13.1(d) Termination Notice Deadline	13.1(d)

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ARTICLE II
REINCORPORATION MERGER

2.1 Reincorporation Merger. At the Reincorporation Effective Time (as defined in Section 2.2 below), and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of BVI Business Companies Act, as amended (“BVI Law”), Parent shall be merged with and into Purchaser, the separate corporate existence of Parent shall cease and Purchaser shall continue as the surviving company in the Reincorporation Merger under the BVI Law. Purchaser as the surviving company after the Reincorporation Merger is hereinafter sometimes referred to as the “Reincorporation Surviving Corporation”.

2.2 Reincorporation Effective Time. The Parent and the Purchaser shall cause the Reincorporation Merger to be consummated by filing the articles of merger (the “Articles of Merger”) and the plan of merger (the “BVI Plan of Merger”) (and other documents required by BVI Law) with the Registrar of Corporate Affairs in the British Virgin Islands, in accordance with the relevant provisions of BVI Law (the time of such filings, or such later time, not exceeding 30 days, as specified in the Articles of Merger, being the “Reincorporation Effective Time”).

2.3 Effect of the Reincorporation Merger. At the Reincorporation Effective Time, the effect of the Reincorporation Merger shall be as provided in this Agreement, the Articles of Merger, the BVI Plan of Merger and the applicable provisions of BVI Law. Without limiting the generality of the foregoing, and subject thereto, at the Reincorporation Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Purchaser and the Parent shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Reincorporation Surviving Corporation, which shall include the assumption by the Reincorporation Surviving Corporation of any and all agreements, covenants, duties and obligations of the Purchaser and the Parent set forth in this Agreement to be performed after the Reincorporation Effective Time, and all securities of the Reincorporation Surviving Corporation issued and outstanding as a result of the conversion under Sections 2.6(a) through 2.6(d) hereof shall be listed on the public trading market on which the Parent Units were trading prior to the Reincorporation Merger.

2.4 Memorandum and Articles of Association. At the Reincorporation Effective Time, the amended and restated memorandum and articles of association of the Parent, as in effect immediately prior to the Reincorporation Effective Time, shall cease and the memorandum and articles of association of Purchaser shall be the memorandum and articles of association of the Reincorporation Surviving Corporation, except that such memorandum and articles shall be amended and restated so that they read in their entirety as set forth in Exhibit E annexed hereto, and as so amended and restated, shall be the memorandum and articles of association of the Reincorporation Surviving Corporation and thereafter amended in accordance with their terms, the Organizational Documents of the Reincorporation Surviving Corporation as provided by Law.

2.5 Directors and Officers of the Reincorporation Surviving Corporation. Immediately after the Reincorporation Effective Time and prior to the Closing, the officers and the board of directors of the Reincorporation Surviving Corporation shall be constituted by the same persons as the officers and board of directors of the Parent immediately prior to the Reincorporation Effective Time.

2.6 Effect on Issued Securities of Parent.

(a) Conversion of Parent Ordinary Shares. At the Reincorporation Effective Time, every issued and outstanding Parent Class A Ordinary Share (other than the Parent Excluded Shares and the Parent Dissenting Shares) shall be converted automatically into one Purchaser Class A Ordinary Share. At the Reincorporation Effective Time, all Parent Class A Ordinary Shares shall cease to be issued and shall automatically be canceled and retired and shall cease to exist. The holders of issued Parent Class A Ordinary Shares immediately prior to the Reincorporation Effective Time, as evidenced by the register of members of the Parent, shall cease to have any rights with respect to such Parent Class A Ordinary Shares, except as provided herein or by Law. From and after the Reincorporation Effective Time, each certificate or book entry position that evidenced Parent Class A Ordinary Shares immediately prior to the Reincorporation Merger shall entitle the holder only to the applicable number of Purchaser Class A Ordinary Shares into which such certificate or book entry position is convertible according to this Section 2.6(a). Upon surrender of each certificate (if any) previously evidencing Parent Class A Ordinary Shares, such certificate shall be exchanged for a certificate representing the same number of applicable Purchaser Class A Ordinary Shares. At the Reincorporation Effective Time, the one (1) issued and outstanding Parent Class B Ordinary Share shall cease to be issued and shall automatically be canceled and retired and shall cease to exist.

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(b) Parent Units. At the Reincorporation Effective Time, every issued and outstanding Parent Unit shall be separated automatically into its constituent securities, which shall be converted automatically into securities of Purchaser in accordance with Section 2.6(a), (c) or (d), as applicable. At the Reincorporation Effective Time, all Parent Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of issued Parent Units immediately prior to the Reincorporation Effective Time shall cease to have any rights with respect to such Parent Units, except as provided herein or by Law. Upon surrender of each certificate (if any) previously evidencing Parent Units, such certificate shall be exchanged for certificates representing the applicable number of Purchaser Class A Ordinary Shares and Purchaser Warrants.

(c) Parent Rights. At the Reincorporation Effective Time, every issued and outstanding Parent Right shall be converted automatically into one-tenth (1/10) of one Purchaser Class A Ordinary Share, in accordance with the terms thereof. At the Reincorporation Effective Time, all Parent Rights shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of issued Parent Rights immediately prior to the Reincorporation Effective Time, as evidenced by the register of rights holders, shall cease to have any rights with respect to such Parent Rights, except as provided herein or by Law. From and after the Reincorporation Effective Time, each certificate or book entry position that evidenced Parent Rights immediately prior to the Reincorporation Merger shall entitle the holder only to the applicable number of Purchaser Class A Ordinary Share into which such certificate or book entry position is convertible according to this Section 2.6(c). Upon surrender of each certificate (if any) previously evidencing Parent Rights, such certificate shall be exchanged for a certificate representing the applicable number of Purchaser Class A Ordinary Shares.

(d) Parent Warrants. At the Reincorporation Effective Time, every issued and outstanding Parent Warrant shall remain outstanding but shall be automatically adjusted to become one Purchaser Warrant, in accordance with the terms thereof. Each Purchaser Warrant will continue to have, and be subject to, the same terms and conditions set forth in the warrant agreement (the “Warrant Agreement”), dated as of February 14, 2022, by and between Parent and Continental Stock Transfer & Trust Company, as warrant agent. At the Closing, the Purchaser shall enter into an amendment to the Warrant Agreement solely to evidence the succession of the Purchaser to the Parent and the assumption by the Purchaser of the covenants of Parent contained in the Warrant Agreement and the Parent Warrants. Upon surrender of each certificate (if any) previously evidencing Parent Warrants, such certificate shall be exchanged for a certificate representing the applicable number of Purchaser Warrants.

(e) Cancellation of Parent Ordinary Shares Owned by Parent. At the Reincorporation Effective Time, if there are any Parent Ordinary Shares that are owned by the Parent as treasury shares or any Parent Ordinary Shares owned by any Subsidiary of the Parent immediately prior to the Reincorporation Effective Time (collectively, the “Parent Excluded Shares”), such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(f) Transfers of Ownership. If any certificate for securities of Purchaser is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Purchaser or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of Purchaser in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Purchaser or any agent designated by it that such Tax has been paid or is not payable.

(g) No Liability. Notwithstanding anything to the contrary in this Section 2.6, none of the Reincorporation Surviving Corporation, Parent or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h) Fractional Shares. No certificates or scrip representing fractional Purchaser Ordinary Shares will be issued pursuant to the Reincorporation Merger and each holder of Parent Securities who would otherwise be entitled to a fraction of a Purchaser Ordinary Share at any time Parent Ordinary Shares are distributed to any such Person pursuant to this Agreement (after aggregating all fractional shares that otherwise would be received by such holder in connection with such distribution) shall receive from Purchaser, in lieu of such fractional share, one (1) Purchaser Class A Ordinary Share.

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2.7 Surrender of Securities. All securities issued in exchange for Parent Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of Parent Securities shall also apply to the Purchaser Securities so issued in exchange.

2.8 Lost Stolen or Destroyed Certificates. In the event any certificates for any Parent Securities shall have been lost, stolen or destroyed, the Purchaser shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities as may be required pursuant to Section 2.7; provided, however, that the Reincorporation Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Reincorporation Surviving Corporation with respect to the certificates alleged to have been lost, stolen or destroyed.

2.9 Section 368 Reorganization. For U.S. federal income tax purposes, the Reincorporation Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “Reincorporation Intended Tax Treatment”). The parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization, unless required to do otherwise pursuant to a final determination as defined in Section 1413(a) of the Code (or pursuant to any similar provision of applicable state, local or foreign Law). Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Reincorporation Merger as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Reincorporation Effective Time has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Reincorporation Merger is determined not to qualify as a reorganization under Section 368 of the Code.

2.10 Dissenter’s Rights. No Person who has validly exercised their dissenters’ rights pursuant to Section 179 of the BVI Law (each a “Parent Dissenting Shareholder”) shall be entitled to receive the securities of Purchaser in accordance with Section 2.6(a), 2.6(c) or 2.6(d), as applicable, with respect to the securities of Parent owned by such Person (“Parent Dissenting Shares”) unless and until such Person shall have effectively withdrawn or lost such Person’s dissenters’ rights under BVI Law. Each Parent Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 179 of BVI Law with respect to the Parent Dissenting Shares owned by such Parent Dissenting Shareholder. The Purchaser shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Purchaser relating to any Parent Dissenting Shareholder’s rights of dissent and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under BVI Law. The Purchaser shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

2.11 Taking of Necessary Action; Further Action. If, at any time after the Reincorporation Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Reincorporation Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Parent and Purchaser, the officers and directors of Parent and Purchaser are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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ARTICLE III
ACQUISITION MERGER

3.1 Acquisition Merger. Upon and subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 3.2), concurrently with the Reincorporation Merger, and in accordance with the applicable provisions of Cayman Companies Act, Merger Sub shall be merged with and into the Company. Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Acquisition Merger (the “Surviving Corporation”) under the Laws of the Cayman Islands and become a wholly owned subsidiary of the Purchaser.

3.2 Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with ARTICLE XIII, the closing of the Acquisition Merger (the “Closing”) shall take place concurrently with the Reincorporation Merger at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York at 10:00 a.m. (New York time) on a date no later than five (5) Business Days after the satisfaction or (if permissible) waiver of all the conditions set forth in ARTICLE X (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions), or at such other place and time as the Company and the Purchaser Parties may mutually agree upon in writing. The parties may participate in the Closing via electronic means by the mutual exchange of electronic signatures (including portable document format (.PDF) and Verisign). The date on which the Closing occurs is hereinafter referred to as the “Closing Date”. Subject to the provisions of this Agreement, at the Closing, the parties hereto shall execute a plan of merger (the “Plan of Merger”) in form and substance acceptable to the Merger Sub and the Company and the parties hereto shall cause the Acquisition Merger to be consummated by filing the Plan of Merger (and other documents required by Cayman Companies Act) with the Registrar of Companies in the Cayman Islands in accordance with the relevant provisions of Cayman Companies Act. The Acquisition Merger shall become effective at the time when it is registered by the Registrar of Companies (or such later time as may be agreed in writing by the Company and Purchaser and specified in the Plan of Merger, being not more than the 90th day after the date of such registration) in accordance with the Cayman Companies Act (the “Effective Time”).

3.3 Board of Directors. (i) Immediately after the Closing, the officers and the board of directors of the Surviving Corporation shall be constituted by the same persons as the officers and board of directors of the Company immediately prior to the Closing; and (ii) Immediately after the Closing, the Reincorporation Surviving Corporation’s board of directors shall consist of seven (7) directors, three (3) of which will be executive directors designated by the Company prior to the Closing, and four (4) of which will be designated by the Company to serve as independent directors in accordance with Nasdaq requirements.

3.4 Effect of the Merger. At the Effective Time, the effect of the Acquisition Merger shall be as provided in this Agreement, the Plan of Merger and the applicable provisions of Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of the Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

3.5 Memorandum and Articles of Association of the Surviving Corporation. At the Effective Time, the memorandum and articles of association of the Merger Sub, as in effect immediately prior to the Effective Time, shall cease and the memorandum and articles of the Company shall be the memorandum and articles of association of the Surviving Corporation until thereafter amended in accordance with their terms, the Organizational Documents of the Surviving Corporation and as provided by Law.

3.6 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Merger Sub and the Company, the officers and directors of the Merger Sub and the Company are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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3.7 Section 368 Reorganization. For U.S. Federal income tax purposes, the Acquisition Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “Acquisition Intended Tax Treatment”). The parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Acquisition Merger as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Effective Time has or may have on any such reorganization status. Each of the parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Acquisition Merger is determined not to qualify as a reorganization under Section 368 of the Code.

ARTICLE IV
CONSIDERATION

4.1 Conversion of Capital.

(a) Conversion of Ordinary Share. At the Effective Time, by virtue of the Acquisition Merger and without any action on the part of the Parent, the Purchaser, the Merger Sub, the Company or the Shareholders of the Company, each Company Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares, each as defined below) shall be canceled and automatically converted into the right to receive, without interest, the applicable portion of the Closing Payment Shares for such number of Company Shares (the “Applicable Per Share Merger Consideration”) as specified on Exhibit B hereto. For avoidance of any doubt, each Shareholder of the Company will cease to have any rights with respect to the Company Shares, except the right to receive the Applicable Per Share Merger Consideration.

(b) Dissenting Shares. Each Company Share (the “Dissenting Shares”) owned by holders of Company Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Acquisition Merger pursuant to Cayman Companies Act (the “Dissenting Shareholders”) shall thereafter represent only the right to receive the applicable payments set forth in Section 4.3, unless and until such Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, dissent from the Acquisition Merger pursuant to Cayman Companies Act with respect to any Dissenting Shares.

(c) Share Capital of Merger Sub. The Merger Sub Ordinary Share that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Acquisition Merger and without further action on the part of the sole shareholder of Merger Sub, be converted into and become one ordinary share of the Surviving Corporation (and such share of the Surviving Corporation into which the Merger Sub Ordinary Share is so converted shall be the only share of the Surviving Corporation that is issued and outstanding immediately after the Effective Time).

(d) Treatment of Certain Company Shares. At the Effective Time, all Company Shares that are owned by the Company (as treasury shares or otherwise) or any of its direct or indirect Controlled Subsidiaries as of immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be automatically canceled and extinguished without any conversion or consideration delivered in exchange thereof.

(e) No Liability. Notwithstanding anything to the contrary in this Section 4.1, none of Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) Surrender of Certificates. All securities issued upon the surrender of Company Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of such Company Shares shall also apply to the Closing Payment Shares so issued in exchange.

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(g) Lost, Stolen or Destroyed Certificates. In the event any certificates for any Company Share shall have been lost, stolen or destroyed, the Purchaser shall cause to be issued in exchange for such lost, stolen or destroyed certificates and for each such share, upon the making of an affidavit of that fact by the holder thereof, such securities as may be required pursuant to Section 4.1(f); provided, however, that Purchaser may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Purchaser with respect to the certificates alleged to have been lost, stolen or destroyed.

(h) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding securities of the Company, the Parent Ordinary Shares or the Purchaser Ordinary Shares shall occur (other than the issuance of additional shares of the Company or Purchaser or Parent as permitted by this Agreement), including by reason of any reclassification, recapitalization, share split (including a reverse share split), or combination, exchange, readjustment of shares, or similar transaction, or any share dividend or distribution paid in shares, the Closing Payment Shares and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit Parent, Purchaser or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

4.2 Payment of Merger Consideration.

(a) Upon and subject to the terms and conditions of this Agreement, at the Effective Time, the Purchaser shall issue to each Shareholder such number of Closing Payment Shares opposite such Shareholder’s name on Exhibit B.

(b) No certificates or scrip representing fractional Purchaser Ordinary Shares will be issued pursuant to the Acquisition Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of the Purchaser, and each holder of Company Shares who would otherwise be entitled to a fraction of a Purchaser Class A Ordinary Share (after aggregating all Purchaser Class A Ordinary Shares to which such holder otherwise would be entitled) shall instead have the number of Purchaser Class A Ordinary Shares issued to such holder rounded down to the nearest whole share.

(c) Legend. Each certificate issued pursuant to the Acquisition Merger to any holder of Company Shares shall bear the legend set forth below, or legend substantially equivalent thereto, together with any other legends that may be required by any securities laws at the time of the issuance of the Purchaser Ordinary Shares:

THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE ACT OR (II) THE ISSUER OF THE ORDINARY SHARES HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

4.3 Dissenter’s Rights

(a) No person who has validly exercised their dissenters’ rights pursuant to Cayman Companies Act shall be entitled to receive the Applicable Per Share Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Shareholder unless and until such Dissenting Shareholder shall have effectively withdrawn or lost its dissenters’ rights under the Cayman Companies Act. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure set forth in Cayman Companies Act with respect to the Dissenting Shares owned by such Dissenting Shareholder. The Company shall give the Purchaser (i) prompt notice of any notices of objection, notices of dissent, written demands for appraisal, demands for fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Shareholder’s rights of dissent under Cayman Companies Act and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Act. The Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

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(b) In the event that any written notices of objection to the Acquisition Merger are served by any shareholders on the Company pursuant to section 238(2) of the Cayman Companies Act, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Acquisition Merger on such shareholders pursuant to section 238(4) of the Cayman Companies Act within twenty (20) days of obtaining the Requisite Company Vote (as defined below), provided, that prior to serving any such notice, the Company shall consult with the Purchaser with respect to such notice and shall afford the Purchaser a reasonable opportunity to comment thereon.

4.4 Earnout

(a) After the Closing, subject to the terms and conditions set forth in this Section 4.4, the Principal Shareholders shall have the right to receive in the aggregate up to an additional 2,000,000 Purchaser Class A Ordinary Shares (subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “Earnout Shares”). The Principal Shareholders’ right to receive the Earnout Shares shall vest and become due and issuable as follows:

(i) in the event that, from and after the Closing Date until the date that is 18 months after the Closing Date, the VWAP of the Purchaser Class A Ordinary Shares over any twenty (20) Trading Days within any thirty (30) Trading Day period is greater than or equal to $15.00 (“Earnout Event 1”), then the Principal Shareholders shall be entitled to receive 1,000,000 Earnout Shares, with each Principal Shareholder receiving its Pro Rata Portion thereof;

(ii) in the event that the net profit of the Purchaser and its Subsidiaries on a consolidated basis for any four consecutive fiscal quarters during the six fiscal quarters commencing from the first day of the next fiscal quarter after the Closing Date, calculated based on (i) if such four consecutive fiscal quarters correspond to a full fiscal year, the consolidated audited financial statements set forth in the annual report of the Purchaser for that year, and (ii) for the other fiscal quarters, the consolidated audited or unaudited financial statements set forth in the applicable quarterly reports or earnings release of the Purchaser, in each case filed or furnished with the SEC, is equal to or exceeds $3,825,000 (“Earnout Event 2”, together with Earnout Event 1, the “Earnout Events” and each, an “Earnout Event”), then the Principal Shareholders shall be entitled to receive 1,000,000 Earnout Shares, with each Principal Shareholder receiving its Pro Rata Portion thereof.

(b) In the event that the applicable Earnout Event has not occurred during the applicable period, the Principal Shareholders shall not be entitled to receive the applicable portion of the Earnout Shares. For the avoidance of doubt, each Principal Shareholder shall be entitled to receive Earnout Shares only upon the occurrence of each Earnout Event; provided, however, that each Earnout Event may only occur once, if at all, and, with respect to each Earnout Event, in no event shall any Principal Shareholder be entitled to receive, nor shall the Purchaser be obligated to issue to such Principal Shareholder, more than the product of (i) the total amount of Earnout Shares specified in Section 4.4(a) for such Earnout Event (as adjusted) multiplied by (ii) the applicable Pro Rata Portion of such Principal Shareholder for such Earnout Event.

(c) The right of the Principal Shareholders to receive the Earnout Shares shall not entitle the holders thereof to any voting or dividend rights otherwise granted to holders of Purchaser Class A Ordinary Shares (if any) prior to the issuance of such shares. For the avoidance of doubt, Purchaser shall not be required to issue Purchaser Class A Ordinary Shares to the extent not permitted to do so by applicable Law, including by way of an exemption from registration under applicable securities laws.

(d) Any Earnout Shares issued hereunder to the Principal Shareholders shall be subject to the restrictions and lock-up period(s) as set forth in the applicable Lock-up Agreements.

(e) As soon as practicable (but in any event within twenty (20) Business Days) after the completion of the relevant audited or unaudited consolidated financial statements for Purchaser and its Subsidiaries required to determine whether the Earnout Event 2 has occurred pursuant to Section 4.4(a)(ii), Purchaser’s Chief Financial Officer (the “CFO”) will prepare and deliver to the board of directors of the Purchaser for approval by a Disinterested Independent Director Majority a written statement (the “Earnout Statement”) that sets forth the CFO’s determination in accordance with the terms of Section 4.4(a)(ii) as to whether the Earnout Event 2 has occurred.

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If a Disinterested Independent Director Majority determines in good faith that the Principal Shareholders are entitled to receive the Earnout Shares for the occurrence of the Earnout Event 2 pursuant to the Earnout Statement, the applicable portion of the Earnout Shares will be issued upon such final determination.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser Parties (as defined below) simultaneously with the execution of this Agreement and attached hereto as Exhibit F (“Company Disclosure Schedule”), the Company and the Principal Shareholders of the Company, jointly and severally, hereby represent and warrant to the Parent, Purchaser and Merger Sub (collectively, “Purchaser Parties”) that each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to numbered and lettered paragraphs and sub-paragraphs of this ARTICLE V to which the particular schedule relates is for the sake of convenience only. However, each such disclosure (whether directly or by reference to any document or other source) shall be taken as referring to each and every paragraph of ARTICLE V to which it can reasonably be expected to relate, and not only to the numbered and lettered paragraphs and sub-paragraphs to which it has been specified as relating to. For the avoidance of doubt, unless the context otherwise required, the below representations and warranties relate to the Company on a consolidated basis with its Subsidiaries.

5.1 Corporate Existence and Power. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and its Subsidiaries are duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each member of the Company Group has all requisite power and authority, corporate and otherwise, and has all material Permits, governmental licenses, franchises, authorizations, consents and approvals necessary and required to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each member of the Company Group is duly licensed, qualified or authorized to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing, qualification or authorization necessary. None of the members of the Company Group is in violation of any provisions of its Organizational Documents. Section 5.1 of the Company Disclosure Schedule lists all jurisdictions in which any member of the Company Group is qualified to conduct the Business.

5.2 Authorization. The Company Group has all the requisite power and authority to execute and deliver this Agreement and each Additional Agreement to which it is a party and to perform all its obligations hereunder and thereunder and to consummate the Acquisition Merger and the transactions contemplated hereby and thereby. The execution, delivery and performance by each Company Group of this Agreement and the Additional Agreements to which it is a party and the consummation by each Company Group of the transactions contemplated hereby and thereby are within the corporate powers of such Company Group and have been duly authorized by all necessary action on the part of such Company Group (including the board of directors of the Company), subject to the authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby by way of a special resolutions of the shareholders of the Company passed by the affirmative vote of holders of Company Shares representing at least two-thirds of the votes of the Company Shares present and voting in person or by proxy at a meeting of the shareholders of the Company in accordance with the memorandum and articles of association of the Company and the Cayman Companies Act (the “Requisite Company Vote”). The affirmative vote of the holders that are parties to the Voting and Support Agreement is sufficient to duly obtain the Requisite Company Vote in accordance with Cayman regulations and the Company’s Organizational Documents. Assuming due and valid authorization, execution and delivery, by each other party hereto and thereto, this Agreement has been, and each Additional Agreement (when executed and delivered by the Company Group) will be, duly and validly executed and delivered by the Company Group to which it is a party, and this Agreement constitutes, and each Additional Agreement (when executed and delivered by the Company Group) to which it is a party will constitute, a valid and legally binding obligation of the Company Group enforceable against the Company Group in accordance with their respective terms.

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5.3 Governmental Authorization. Neither the execution, delivery nor performance by the Company Group of this Agreement or any Additional Agreements to which it is a party requires any notice to, consent, approval, permit, license or other action by or in respect of, or registration, declaration or filing with, any Authority (each of the foregoing, a “Governmental Approval”).

5.4 Non-Contravention. The execution, delivery and performance by the Company Group of this Agreement and any Additional Agreements to which it is a party does not and will not (a) contravene or conflict with the Organizational Documents of the Company Group, (b) contravene or conflict with or constitute a violation of any provision of any Permit, Law or Order binding upon or applicable to the Company Group, (c) constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Group or require any payment or reimbursement or to a loss of any material benefit relating to the Business to which the Company Group is entitled under any provision of any Permit, Contract or other instrument or obligations to which the Company Group is a party or binding upon the Company Group or by which any of the Company Share, or any of the Company Group’s assets is or may be bound or any Permit, (d) result in the creation or imposition of any Lien on any of the Company Shares, (e) cause a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit or Contract binding upon the Company Group, or (f) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Group’s assets, except, in the cases of (b) to (d), for such conflict, violation, breach, default or failure to act that would not be reasonably expected to, individually or in the aggregate, have a Material Adverse Effect.

5.5 Capital Structure of Company.

(a) Share Capital. The authorized share capital of the Company is $50,000, divided into 5,000,000 ordinary shares of a nominal or par value $0.01 each (the “Company Shares”), 601,830 of which are issued and outstanding. No Company Share is held in its treasury. All of the issued and outstanding Company Shares have been duly authorized and validly issued, duly registered, are fully paid and non-assessable, and are not subject to any preemptive rights or have been issued in violation of any preemptive or similar rights of any Person. All of the issued and outstanding Company Shares are owned legally and beneficially by the Persons set forth on Exhibit B. The only Company Shares that will be issued and outstanding immediately after the Closing will be the Company Shares owned by the Purchaser. No other class in the share capital of the Company is authorized or issued or outstanding.

(b) There are no: (i) outstanding shares of capital share or share capital of, or other equity or voting interest in, the Company or any of its Subsidiaries; (ii) outstanding securities of the Company or any of its Subsidiaries (including debt securities) convertible into or exchangeable for shares of capital share or share capital of, or other equity or voting interest in, the Company or any of its Subsidiaries; (iii) outstanding Company Share Rights; (iv) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of, or that obligate the Company or any of its Subsidiaries to register, or that restrict the transfer or voting of, any capital share or share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital share or share capital of, or other equity or voting interest in, the Company or any of its Subsidiaries; (v) obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital share or share capital of, or other equity or voting interest (including any voting debt) in, the Company or any of its Subsidiaries (the items in clauses (i), (ii), (iii), (iv) and (v), together with the share capital of the Company, being referred to collectively as “Securities”); (vi) Contracts, calls, subscriptions, preemptive rights, arrangements, understandings or other commitments of any kind with respect to any of the Securities, including any voting trust, other voting agreement or proxy with respect thereto; (vii) disputes, controversies, demands or claims as to any of the Securities; and (viii) Contracts requiring the Company or any of its Subsidiaries to acquire any equity interest of any other Person.

5.6 Charter Documents. Copies of Organizational Documents of each member of the Company Group have heretofore been made available to the Purchaser Parties, and such copies are each accurate and complete copies of such instruments as amended and in effect on the date hereof. Neither the Company nor any Subsidiary of the Company has taken any action in violation of its Organizational Documents.

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5.7 Corporate Records. All proceedings of the board of directors and stockholders or shareholders of each member of the Company Group in relation to material transactions and material corporate matters of such Company Group (as applicable) are properly conducted in accordance with the Organizational Documents of such Company Group (as applicable). All material transactions and material corporate matters of the Company Group are duly approved by the board of directors and/or stockholders or shareholders of each member of the Company Group in accordance with the Organizational Documents of such Company Group (as applicable). All register of members and all proceedings of the board of directors and stockholders or shareholders of each member of the Company Group occurring since December 31, 2019 (and with respect to the Company, since its date of incorporation), including committees thereof, and all consents to actions taken thereby, are maintained in the ordinary course consistent with past practice. The register of members or the equivalent documents of the Company Group are complete and accurate. The register of members or the equivalent documents and minute book records of the Company Group relating to all issuances and transfers of stock or share by each member of the Company Group, and all proceedings of the board of directors, including committees thereof, and stockholders or shareholders of each member of the Company Group since December 31, 2019 (and with respect to the Company, since its date of incorporation), have been made available to the Purchaser Parties, and are true, correct and complete copies of the original register of members or the equivalent documents and minute book records of the Company Group.

5.8 Assumed Names. Section 5.8 of the Company Disclosure Schedule is a complete and correct list of all assumed or “doing business as” names currently or, within two (2) years prior to the date of this Agreement used by the Company Group, including names on any websites. Since December 31, 2019, none of the Company Group has used any name other than the names listed on Section 5.8 of the Company Disclosure Schedule to conduct the Business.

5.9 Subsidiaries. Section 5.9 of the Company Disclosure Schedule sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary, its jurisdiction of organization, its authorized shares or other equity interests (if applicable), and the number of issued and outstanding shares or other equity interests and the record holders thereof. With respect to the Subsidiaries of the Company, except as set forth on Section 5.9 of the Company Disclosure Schedule, (i) all of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, duly registered, fully paid and non-assessable (if applicable), were offered, sold and delivered in material compliance with all applicable securities Laws, and are owned by the Company or one of its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents); (ii) there are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary; (iii) there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any shares or other equity interests in or of any Subsidiary of the Company; (iv) there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company; (v) no Subsidiary of the Company has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law; (vi) except for the equity interests of the Subsidiaries listed on Section 5.9 of the Company Disclosure Schedule, the Company Group does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of, or otherwise Control, any Person; (vii) except as set forth on Section 5.9 of the Company Disclosure Schedule, none of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement; and (viii) except as set forth on Section 5.9 of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.10 Consents. The Contracts listed on Section 5.10 of the Company Disclosure Schedule are the only Contracts binding upon the Company Group or by which any of the Company Share, or any of the Company Group’s assets are bound, requiring a consent, approval, authorization, order or other action of or filing with any Person (other than the Company Group) as a result of the execution, delivery and performance of this Agreement or any of the Additional Agreements or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Group Consent”).

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5.11 Financial Statements.

(a) The Company has made available to the Purchaser Parties true, correct and complete copies of (i) the unaudited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2022 and 2021, consisting of the unaudited consolidated balance sheets as of such dates, the unaudited consolidated income statements for the twelve (12) month periods ended on such dates, and the unaudited consolidated cash flow statements for the twelve (12) month periods ended on such dates, audited in accordance with the requirements of the Public Company Accounting Oversight Board (collectively, the “Financial Statements”).

(b) The Financial Statements are complete and accurate and fairly present in all material respects, in conformity with the U.S. GAAP applied on a consistent basis in all material respects, the financial position of the Company Group as of the dates thereof and the results of operations of the Company Group for the periods reflected therein. The Financial Statements (i) were prepared from the Books and Records of the Company and its Subsidiaries; (ii) were prepared on an accrual basis in accordance with its applicable accounting standards consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition in all material respects as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company and its Subsidiaries with respect to the periods then ended.

(c) Except as specifically disclosed, reflected or fully reserved against on the Financial Statements, and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since January 1, 2023 (the “Balance Sheet Date”), there are no material Liabilities, debts or obligations of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) ), or any material “off-balance sheet arrangements” relating to the Company. All material debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on the Financial Statements are included therein.

(d) The Financial Statements accurately reflects in all material respects the outstanding Indebtedness of the Company and its Subsidiaries as of the date thereof.

5.12 Books and Records. All Contracts, documents, and other papers or copies thereof delivered to the Purchaser Parties by or on behalf of the Company Group are accurate, complete, and authentic.

(a) The Books and Records accurately and fairly, in all material respects, reflect the transactions and dispositions of assets of and the providing of services by each member of the Company Group. The Company Group maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed only in accordance with the respective management’s authorization;

(ii) all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company Group, as permitted by U.S. GAAP;

(iii) access to assets is permitted only in accordance with the respective management’s authorization; and

(iv) recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(b) All accounts, books and ledgers of the Company Group have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(c) Since December 31, 2019, neither the Company nor any Subsidiary of the Company has received any written or, to the knowledge of the Company, oral allegation, assertion or claim with respect to accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company, or unlawful accounting or auditing matters with respect to the Company or any Subsidiary of the Company.

(d) Since December 31, 2019, no internal investigations with respect to accounting, auditing or revenue recognition have been conducted by the Company or any Subsidiary of the Company.

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5.13 Absence of Certain Changes. Since the Balance Sheet Date, except as set forth on Section 5.13 of the Company Disclosure Schedule or contemplated by this Agreement, any Additional Agreements or in connection with the transactions contemplated hereby and thereby, (a) the Company Group has conducted the Business in the ordinary course consistent with past practices; (b) there has not been any Material Adverse Effect; and (c) the Company Group has not taken any action which would have violated the covenants of the Company Group set forth in Section 7.1 herein, nor to the knowledge of the Company Group, has any such event which would have violated the covenants of the Company Group set forth in Section 7.1 occurred.

5.14 Properties; Title to the Company Group’s Assets.

(a) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the items of Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto. All of the material Tangible Personal Property is in the control of the Company or its employees.

(b) The Company Group has good, valid and marketable title in and to, or in the case of the Leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Financial Statements or acquired after Balance Sheet Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. No such asset is subject to any Liens other than Permitted Liens. Other than would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Company Group to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted. No assets (whether real or personal, tangible or intangible, and including any trademark, trade name, license, domain names, invention, patent, trade secret, trade dress, copyright, software programs, databases, trade secrets and know-how) used by the Company Group to carry out its business as now conducted are held or sub-licensed by the Company Group’s Affiliates (other than the Company Group) or other related parties.

5.15 Litigation. Except as set forth on Section 5.15 of the Company Disclosure Schedule, (i) there is no Action (or any basis therefore) pending against, or to the knowledge of the Company Group threatened against or affecting, the Company Group, any of its officers or directors, the Business, or any Company Shares, or any of the Company Group’s assets or any Contract before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements, other than as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; (ii) there are no outstanding Orders against the Company Group that would reasonably to be expected to, individually or in the aggregate, have a Material Adverse Effect on the ability of the Company to enter into and perform its obligations under this Agreement; (iii) each member of the Company Group is not, and has not been since December 31, 2019, subject to any Actions with any Authority, other than as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Authority has commenced or to the knowledge of the Company Group, threatened to initiate any Action against the Company Group to enjoin the marketing, sale, offer, distribution or provision of any Service.

5.16 Contracts.

(a) Section 5.16(a) of the Company Disclosure sets forth a complete and accurate list of all Material Contracts. True, correct and complete copies of such Material Contracts have been delivered to or made available to Parent or its Representatives. Any Contract, oral or written to which the Company Group is a party or is bound by falling within the following categories is a “Material Contract”:

(i) all Contracts that require annual payments or expenses by, or annual payments or income to, the Company Group of $75,000 or more (other than standard purchase and sale orders and agreements entered into in the ordinary course of business consistent with past practice);

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company Group in excess of $75,000 annually;

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(iii) all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of the Company Group or other Person, under which the Company Group (A) has continuing obligations for payment of annual compensation of at least $150,000 (other than oral arrangements for at-will employment), (B) has material severance or post termination obligations to such Person, or (C) has an obligation to make a payment upon consummation of the Transactions or as a result of a change of control of the Company Group;

(iv) all Contracts creating a material joint venture, strategic alliance, limited liability company and partnership agreements to which the Company Group is a party;

(v) all Contracts relating to any material acquisitions or dispositions of assets by the Company Group in excess of $100,000;

(vi) all Contracts with the Top Customers and the Top Suppliers of the Company Group;

(vii) all Contracts for material licensing agreements, including Contracts licensing the Intellectual Property Rights, other than (i) “shrink wrap” licenses, and (ii) non-exclusive licenses granted in the ordinary course of business;

(viii) all Contracts (i) under which the Company Group is currently: (A) licensing or otherwise providing the right to use to any third party any Intellectual Property Rights owned by the Company Group, or (B) licensing or otherwise receiving the right to use from any third party any Intellectual Property Right, with the exception of (1) non-exclusive licenses and subscriptions to commercially available software or technology used for internal use by the Company Group, with a dollar value individually not in excess of US$50,000, (2) any Contract related to open source software, or (3) any Contract under which the Company Group licenses any of its Intellectual Property Rights in the ordinary course of business, and (ii) under which the Company Group has entered into an agreement not to assert or sue with respect to any Intellectual Property Right;

(ix) without duplication with (viii), all Contracts relating to patents, trademarks, service marks, trade names, brands, copyrights, trade secrets and other Intellectual Property Rights of the Company Group;

(x) all Contracts providing for material guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company Group, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations;

(xi) without duplication with (iii), all Contracts between the Company Group and any shareholder, director, officer or employee of the Company Group or any of the foregoing Persons’ respective Affiliates (except for standard employment agreement with any employee, director or officer of the Company Group);

(xii) all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company Group holds a leasehold interest (including the Leases) and which involve payments to the lessor thereunder in excess of $50,000 per month;

(xiii) any Contract materially prohibiting or restricting in any respect the ability of any Company Group to engage in any business, to solicit any potential customer, or to operate in any geographical area (including the ability to compete in any line of business or with any Person or in any geographic area);

(xiv) all Contracts relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit, except any such Contract with an aggregate outstanding principal amount not exceeding $50,000;

(xv) all Contracts relating to any currency or interest hedging arrangement;

(xvi) any Contract involving a loan or advance to, or investment in, any Person other than the Company Group or any Contract relating to the making of any such loan, advance or investment, in each case individually or in the aggregate in excess of $50,000;

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(xvii) any Contract relating to the voting or control of the equity interests of the Company Group or the election of directors of the Company (other than the Organizational Documents of the Company Group);

(xviii) any Contract that can be terminated, or the provisions of which are altered, as a result of the consummation of the transactions contemplated by this Agreement or any of the Additional Agreements to which the Company Group is a party;

(xix) any Contract with any Authority, including, without limitation, any Contract relating to a settlement, conciliation or similar agreement with any Authority pursuant to which any Company Group would have any material outstanding obligation as of the date hereof;

(xx) any Contract relating to or in connection with any resolution or settlement of any actual or threatened Action in excess of US$50,000; and

(xxi) any Contract for which any of the benefits, compensation or payments (or the vesting thereof) with respect to a director, officer, employee or consultant of a member of Company Group will be increased or accelerated by the consummation of the Transactions or the amount or value thereof will be calculated on the basis of any of the Transactions.

(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Section 5.16(b) of the Company Disclosure Schedule, (i) each Material Contract is a valid and binding agreement, and is in full force and effect, and neither the Company Group nor, to the Company Group’s knowledge, any other party thereto, is or has been alleged to be in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract, (ii) the Company Group has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company Group’s assets, (iii) the Company Group has not received any written claim or notice of breach of or default under any Contract, (iv) no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any Contract, (v) no party to any Contract that is a customer of or supplier to the Company Group has canceled or terminated its business with, or threatened in writing to cancel or terminate its business with, any Company Group, and (vi) no Contract (A) requires the Company Group to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (B) imposes any non-competition covenants that may be binding on, or restrict the Business or require any payments by or with respect to Parent or any of its Affiliates.

(c) None of the execution, delivery or performance by the Company Group of this Agreement or Additional Agreements to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any material obligation of the Company or to a loss of any material benefit to which the Company Group is entitled under any provision of any Material Contract.

(d) The Company Group is in compliance with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness in all material respects.

(e) Each of the material transactions between the Company Group and any shareholder, officer, employee or director of the Company Group or any of the foregoing Persons’ respective Affiliates entered into or occurring prior to the Closing is (i) an arms-length transaction with fair market price and does not impair the interests of the Shareholders; and (ii) transaction duly approved by the board of directors in accordance with the Organizational Documents of such Company Group (if applicable). There is no transaction, arrangement or other relationship between the Company Group and any shareholder, officer, employee or director of the Company Group or any of the foregoing Persons’ respective Affiliates which has had or would reasonably be expected to have a Material Adverse Effect.

5.17 Licenses and Permits.

(a) Section 5.17 of the Company Disclosure Schedule contains accurate and complete copies of each material license, franchise, permit, registration, order or approval or other similar authorization affecting, or relating in any way to, the Business, including the Marketing Approvals, the Regulatory Permits, and the Regulatory Transfer

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Approvals, if any (the “Permits”), together with the name of the Authority issuing the same. Such Permits are valid and in full force and effect, and none of the Permits will be terminated or impaired or become terminable as a result of the Transactions. The Company Group has all material Permits, governmental licenses, franchises, authorizations, consents and approvals necessary or required to own and operate its properties, assets and carry on the Business. Except as would not individually or in the aggregate be material to the Company Group, the Company Group has fulfilled all notification requirements with the relevant Authorities required for the Business and the operations of the Company Group.

(b) There are no citations, decisions, adjudications or written statements by any Authority or consent decrees or other Orders received by the Company Group stating that any Service marketed, sold, offered, distributed or provided by the Company Group is defective or unsafe or fails to meet any standards or requirements promulgated by any such Authority (collectively, “Safety Notices”). There have been no material complaints with respect to any Services, and there are no facts that would be reasonably likely to result in either of the following: (i) a material Safety Notice or a material liability with respect to any Services, or (ii) a termination or suspension of provision of any Services (for the avoidance of doubt, mere termination or suspension of the provision of any Service to a particular individual patient alone would not constitute a breach of this Section 5.17(b)(ii)).

5.18 Cybersecurity; Compliance with Laws; Regulatory Matters.

(a) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or set forth on Section 5.18(a) of the Company Disclosure Schedule, the Company Group, and each of its directors, officers, and medical practitioners and to the knowledge of the Company Group, each of its employees, agents and other Persons acting on its behalf is, and has been, in compliance with all applicable Laws and Orders entered by any court, arbitrator or other Authority, domestic or foreign, including but not limited to the applicable data privacy laws, Health Care Laws, the applicable Laws regarding employment and employment practices, the applicable Environmental Laws and all applicable regulations promulgated by the relevant Authorities, including but not limited to good clinical practices regulations and good laboratory practices regulations and associated Authority guidelines, and is not in violation of, has not violated, and to the Company Group’s knowledge, is neither under investigation with respect to nor has been threatened to be charged with or given notice of any violation or alleged violation of, any such applicable Laws or Orders, nor is there any basis for any such charge, and since December 31, 2019 the Company Group has not received any subpoenas by any Authority. All material approvals, permits, licenses and registrations required under all applicable Laws and Orders for the due and proper establishment and operation of each member of the Company Group have been duly obtained from the relevant Authorities or completed in accordance with the relevant Laws or Orders, and are in full force and effect. The Company Group has all approvals, permits, licenses and registrations necessary for the conduct of the Business and is in compliance thereof in all material respects. In respect of the approvals, permits, licenses and registrations requisite for the conduct of any part of the Business which are subject to periodic renewal, the Company Group has no reason to believe that such requisite renewals will not be timely granted by the relevant Authorities. The Company Group has been conducting and will conduct its business activities within the permitted scope of business, and has been operating or will operate its business in full compliance in all material respects with all relevant legal requirements and with all requisite approvals, permits, licenses and registrations granted by the competent Authorities.

(b) In connection with its collection, storage, use, processing and/or disclosure of any information that constitutes “personal information,” “personal data” or “personally identifiable information” as defined in applicable Laws (collectively “Personal Information”) by or on behalf of any Company Group, the Company Group is and has been in compliance with (i) all applicable Laws (including, without limitation, Laws relating to privacy, personal data protection, use of data, data security, telephone and text message communications, and marketing by email or other channels) in all relevant jurisdictions in all material respects, (ii) the Company Group’s privacy policies and public written statements regarding the Company Group’s privacy or data security practices, and (iii) the requirements of any contract codes of conduct or industry standards by which any Company Group is bound. The Company Group maintains reasonable security measures and policies designed to protect all Personal Information owned, stored, used, processed, maintained or controlled by or on behalf of the Company Group from and against unlawful, accidental or unauthorized access, destruction, loss, use, modification and/or disclosure. To the knowledge of the Company Group, there has been no occurrence of (x) unlawful, accidental or unauthorized destruction, loss, use, processing, modification or disclosure of or access to Personal Information owned, stored, used, processed, maintained or controlled by or on behalf of the Company Group which require or required the Company Group to

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notify Authorities, affected individuals or other parties of such occurrence or (y) unauthorized access to or disclosure of the Company Group’s confidential information or trade secrets. No Actions are pending or, to the knowledge of the Company, threatened in writing against the Company Group relating to the collection, use, dissemination, storage and protection of Personal Information.

(c) The Company Group has filed, maintained, submitted or furnished all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by applicable Laws or Orders for the Business and operation of the Company Group, including the Regulatory Documentation (the “Company Filing Documents”), and all such Company Filing Documents were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission).

(d) Neither the Company Group, nor any of its officers, directors, or to the knowledge of the Company Group, any of its employees and agents has been excluded, suspended or debarred from participation in any health care program or human clinical research or any similar program and research in any jurisdiction or, to the knowledge of the Company Group, is subject to a governmental inquiry, investigation, proceeding, or other similar Action that could reasonably be expected to result in debarment, suspension, or exclusion.

(e) Neither the Company Group, nor any of its officers, directors or employees are included on the list of excluded individuals/entities maintained by the Authorities in the jurisdictions in which the Company Group operates.

(f) Neither the Company Group, nor any of its officers or directors, or to the knowledge of the Company Group, its employees and agents (i) is a party to a corporate integrity agreement with the MOPH (or a foreign equivalent) or other Authorities, or (ii) has entered into or its negotiating a settlement agreement with an Authority relating to any applicable Laws or Orders.

(g) To the knowledge of the Company, each officer, director, employee, agent, or representative of the Company or any of its Subsidiaries who is or has been an author of any clinical or nonclinical research published in a medical journal or publication in connection with any of the Service is, and has been, in connection with such publications, in compliance with the applicable disclosure requirements of the medical journals, research sponsors, and any institutions’ research policies with which such individual must comply.

(h) All arrangements involving the offer, sale, or issuance of an equity interest in the Company or any of its Subsidiaries by the Company, any of its Subsidiaries or their respective representatives to any health care professional or health care provider or organization are, and have been, memorialized in writing, at fair market value, comparable in terms to arrangements with Persons who are not health care professionals, organizations, or other providers, and in compliance with applicable Laws or Orders.

(i) None of the Company or any Subsidiary of the Company, nor any CMO, has received notice from any Authority that (i) any material Permits or the renewal thereof with respect to the Business and Services will not or is likely not to be issued, or (ii) asserting in writing that any Company Filing Documents provided to such Authority contains material deficiencies or will not be accepted based on data integrity or other compliance concerns.

(j) None of the Company nor any Subsidiary of the Company, nor any CMO has (i) made an untrue statement of a material fact or fraudulent statement to any Authority; (ii) failed to disclose a material fact required to be disclosed to any Authority.

(k) None of the Company nor any Subsidiary of the Company nor any of their respective CMOs or service vendors, has received written notice of (i) any alleged material noncompliance or major or critical findings, as a result of any internal audit or inspection or any audit or inspection performed by or on behalf of an Authority or other Person, or (ii) any alleged material falsification or fraudulent activity regarding any Company Filing Documents generated or submitted to such Authority or other Person. True and complete copies of any such audit, inspection, and corrective action material that are in the possession or control of the Company or any Subsidiary of the Company as of the date of this Agreement, if any, have been made available to the Purchaser Parties.

(l) To the knowledge of the Company, since December 31, 2019, (i) there have been no material breaches of the security of the IT Assets used or held for use by the Company and its Subsidiaries in their businesses, and (ii) there have been no disruptions in any such IT Assets that materially adversely affected the Company’s

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and its Subsidiaries’ business or operations. The Company and its Subsidiaries take commercially reasonable and legally compliant measures designed to protect confidential or sensitive information and Personal Information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. Since December 31, 2019, neither the Company nor any Subsidiary of the Company has (A) to the knowledge of the Company, experienced any material incident in which such information was stolen, or accessed, used or disclosed without authorization, including in connection with a breach of security, or (B) received any written (or, to the knowledge of the Company, any other) notice or complaint from any Person (including an Authority) with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

(m) The Company Group has not taken any action set forth on Section 5.18(m) of the Company Disclosure Schedule.

5.19 Intellectual Property.

(a) The Company Group does not own any Intellectual Property Right, and no Intellectual Property Right is in the process of registration or application by the Company Group.

(b) Section 5.19(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the Intellectual Property Rights licensed by a third party to the Company Group (the “Licensed Intellectual Property Rights”), specifying: (i) the nature of such Intellectual Property Right; (ii) the owner(s) of such Intellectual Property Rights; and (iii) the jurisdictions by or in which such Intellectual Property Rights have been issued or registered. The Licensed Intellectual Property Rights constitute all of the Intellectual Property Rights used in the conduct of the Business or the operation of the Company Group.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group owns free and clear of all Liens, or has the valid right or license to use, all products, materials, scripts, pictures, software, tools, software tools, computer programs, specifications, source code, object code, improvements, discoveries, user interfaces, software, Internet domain names, enterprise or business names, logos, data, information and inventions, and all documentation and media constituting, describing or relating to the foregoing that is required or used in its Business as currently conducted or as proposed to be conducted together with all Intellectual Property Rights in or to all of the foregoing. To the knowledge of the Company Group, the Licensed Intellectual Property Rights is not subject to any Contract or other obligation as a result of any funding or support from, or any arrangement with, any Authority or agency or nonprofit organization. To the knowledge of the Company Group, the Licensed Intellectual Property Rights is not the subject of any current opposition, cancellation, or similar proceeding before any Authority. The Company Group is not subject to (i) any injunction or other specific judicial, administrative, or other Order that restricts or impairs its use of any Licensed Intellectual Property Right, or (ii) any current proceeding that the Company reasonably expects would adversely affect the use by the Company Group of any Licensed Intellectual Property Right.

(d) The operation of the Company Group and the conduct of the business and the use of the Licensed Intellectual Property Rights by the Company Group, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, do not infringe upon, misappropriate, or otherwise violate and have not infringed upon, misappropriated or otherwise violated the Intellectual Property Rights of any Person or any applicable Law and is in accordance, with the applicable license pursuant to which the Company Group has acquired the right to use any Intellectual Property Rights. Since December 31, 2019, there has been no material Action or, to the knowledge of the Company Group, threatened, against the Company Group alleging that the conduct of the business or activities of the Company Group (including the commercialization and exploitation of their services) is infringing upon, misappropriating or otherwise violating or has infringed upon, misappropriated or otherwise violated any Intellectual Property Right of any Person, nor are there any facts or circumstances that would form the basis for any such Action.

(e) Except as disclosed on Section 5.19(e) of the Company Disclosure Schedule, all employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any Intellectual Property Rights on behalf of the Company Group or any predecessor in interest thereto either: (i) is a party to a “work-for-hire” agreement under which the Company Group is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company Group (or such predecessor in interest, as applicable) all right, title and interest in such material.

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(f) None of the execution, delivery or performance by the Company Group of this Agreement or any of the Additional Agreements to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby will cause any Licensed Intellectual Property Rights not be licensed or available for use by the Company Group on substantially the same terms and conditions immediately following the Closing in any material respect.

(g) The Company Group has taken reasonable measures to safeguard and maintain the confidentiality and value of all trade secrets and other items of Company Intellectual Property that are confidential and all other confidential information, data and materials licensed by the Company Group or otherwise used in the operation of the Business. To the knowledge of the Company Group, (A) there has been no unauthorized disclosure or use of any Person’s trade secrets by any officer, employee, contractor, or consultant of the Company Group, and none of the Company Group’s trade secrets have been disclosed to any Person except pursuant to valid and appropriate written non-disclosure agreements or license agreements, and (B) there has been no material breach of the Company Group’s security measures wherein any trade secrets have been disclosed or may have reasonably been disclosed without authorization to any Person.

(h) For the twelve (12) month period prior to the date hereof, the Company Group’s computer systems have not suffered any material failures, breakdowns, continued substandard performance, unauthorized intrusions, or other adverse events affecting any such computer systems that, in each case, have caused any substantial disruption of or interruption in or to the business operated by the Company Group and the use of such computer systems.

5.20 Customers and Suppliers.

(a) Section 5.20 of the Company Disclosure Schedule sets forth a true and complete list of the Company Group’s ten (10) largest customers (the “Top Customers”) and the ten (10) largest suppliers (the “Top Suppliers”) as measured by the dollar amount of purchases therefrom or thereby, for the Company’s 2021 fiscal year and for the Company’s 2022 fiscal year, showing the approximate total sales by the Company Group to each such customer and the approximate total purchases by the Company Group from each such supplier, during each such period.

(b) Except as set forth on Section 5.20 of the Company Disclosure Schedule, no supplier or customer listed on Section 5.20 of the Company Disclosure Schedule has (i) terminated its relationship with the Company Group, (ii) materially reduced its business with the Company Group or materially and adversely modified its relationship with the Company Group, (iii) notified the Company Group in writing of its intention to take any such action, or (iv) to the knowledge of the Company Group, become insolvent or subject to bankruptcy proceedings.

5.21 Accounts Receivable and Payable; Loans.

(a) All accounts receivables and notes of the Company Group reflected on the Financial Statements, and all accounts receivable and notes arising subsequent to the date thereof, represent valid obligations arising from services actually performed or goods actually sold by the Company Group in the ordinary course of business consistent with past practice. To the Company Group’s knowledge, the accounts payable of the Company Group reflected on the Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course consistent with past practice.

(b) There is no contest, claim, or right of setoff in any agreement with any maker of an account receivable or note relating to the amount or validity of such account receivable or note that could reasonably be expected to result in a Material Adverse Effect. To the Company Group’s knowledge, except as set forth on Section 5.21(b) of the Company Disclosure Schedule, all accounts, receivables or notes are good and collectible in the ordinary course of business.

(c) The information set forth on Section 5.21(c) of the Company Disclosure Schedule separately identifies any and all accounts receivables or notes of the Company Group which are owed by any Affiliate of the Company Group as of December 31, 2022. Except as set forth on Section 5.21(c) of the Company Disclosure Schedule, the Company Group is not indebted to any of its Affiliates and no Affiliates are indebted to the Company Group.

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5.22 Pre-payments. The Company Group has not received any payments with respect to any services to be rendered or goods to be provided after the Closing except in the ordinary course of business.

5.23 Employees.

(a) Section 5.23(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each of the Key Personnel of the Company Group as of the date of this Agreement (“Key Personnel”), setting forth the name, title for each such person.

(b) Except set forth on Section 5.23(b) of the Company Disclosure Schedule, the Company Group is not a party to or subject to any collective bargaining agreement, non-competition agreement restricting the activities of the Company Group, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group.

(c) There are no pending or, to the knowledge of the Company Group, threatened Actions against the Company Group under any worker’s compensation policy or long-term disability policy.

5.24 Employment Matters.

(a) Section 5.24(a) of the Company Disclosure Schedule sets forth a true and complete list of (i) the form of employment agreement, confidentiality, non-solicitation, non-competition, intellectual right agreement and commission agreement, if applicable (the “Labor Agreements” ), and (ii) each employee group or executive medical, life, or disability insurance plan, and each incentive, bonus, profit sharing, retirement, deferred compensation, equity, phantom stock, stock option, stock purchase, stock appreciation right or severance plan of the Company Group now in effect or under which the Company Group has any obligation, or any understanding between the Company Group and any employee concerning the terms of such employee’s employment that does not apply to the Company Group’s employees generally. The Company Group has previously delivered to the Purchaser Parties true and complete copies of such forms of the Labor Agreements and each generally applicable employee handbook or policy statement of the Company Group.

(b) Except as disclosed on Section 5.24(b) of the Company Disclosure Schedule:

(i) to the knowledge of the Company Group, no current employee of the Company Group, in the ordinary course of his or her duties, has materially breached any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer; and

(ii) the Company Group does not have any material labor relations disputes, and there is no pending representation question or union organizing activity respecting employees of the Company Group.

5.25 Withholding. Except as set forth on Section 5.25 of the Company Disclosure Schedule, all obligations of the Company Group applicable to its employees, whether arising by operation of Law, by contract, by past custom or otherwise, or attributable to payments by the Company Group to trusts or other funds or to any governmental agency, with respect to unemployment compensation benefits, social security benefits, social insurance, housing fund contributions or any other benefits for its employees with respect to the employment of said employees through the date hereof have been paid or adequate accruals therefor have been made on the Financial Statements in all material respects. All reasonably anticipated obligations of the Company Group with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company Group prior to the Closing Date, except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

5.26 Real Property.

(a) The Company Group does not own any Real Property.

(b) Section 5.26 of the Company Disclosure Schedule contains an accurate and complete list of the Leased Real Property. The Group Companies has sufficient and legally enforceable rights to use each parcel of the Leased Real Property. The Company has made available to Purchaser Parties true and complete copies of all Leases

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in respect of the Leased Real Property. Except as would not individually or in the aggregate be material to the Company Group, (i) the Company Group has a good and valid leasehold or sub-leasehold interest in each relevant parcel of the Leased Real Property, free and clear of all Liens, other than Permitted Liens; (ii) each Lease is legal, valid, binding, enforceable and in full force and effect; (iii) the Company Group has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (iv) the Company Group has not collaterally assigned or granted any other security interest in such Lease or any interest therein; (v) the Company Group’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and there are no disputes with respect to such Lease; and (vi) the Company Group is not in breach or violation of, or default under any Lease and to the knowledge of the Company Group, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

(c) As of the date hereof, no party to any Lease has given written notice to the Company Group of, or made a written claim against the Company Group with respect to, any breach or default thereunder. As of the date hereof, the Company Group has not received written notice of the existence of any outstanding Order, and, to the knowledge of the Company Group, there is no such Order threatened, relating to the ownership, lease, use, occupancy or operation by any Person of any Leased Real Property.

5.27 Tax Matters.

(a) Except in each case as to matters that would not individually or in the aggregate be material to the Company Group, (i) the Company Group has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid; (iii) except as set forth on Section 5.27(a) of the Company Disclosure Schedule, all such Tax Returns have been examined by the relevant Taxing Authority or the period for assessment for Taxes in respect of such Tax Returns has expired; (iv) there is no Action, pending or proposed in writing or, to the knowledge of the Company Group, threatened, with respect to Taxes of the Company Group or for which a Lien may be imposed upon any of the Company Group’s assets; (v) no statute of limitations in respect of the assessment or collection of any Taxes of the Company Group for which a Lien may be imposed on any of the Company Group’s assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) to the knowledge of the Company Group, the Company Group has complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Company Group; (vii) to the knowledge of the Company Group, no stock transfer Tax, sales Tax, use Tax, real estate transfer Tax or other similar Tax will be imposed in respect of the Acquisition Merger or otherwise with respect to or as a result of any Transactions; (viii) none of the assets of the Company Group is required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986); (ix) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Company Group; (x) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Company Group; (xi) except as set forth on Section 5.27(a) of the Company Disclosure Schedule, no claim has been made by a Taxing Authority in a jurisdiction where the Company Group has not paid any tax or filed Tax Returns, asserting that the Company Group is or may be subject to Tax in such jurisdiction; (xii) there is no outstanding power of attorney from the Company Group authorizing anyone to act on behalf of the Company Group in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of the Company Group; (xiii) the Company Group is not, and has ever been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xiv) the Company Group is not currently and has never been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Company Group.

(b) The unpaid Taxes of the Company Group for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company Group in filing its Tax Return.

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(c) The Company is not aware of the existence of any fact, or any action it has taken (or failed to take) or agreed to take, that would reasonably be expected to prevent or impede the Acquisition Merger from qualifying for the Acquisition Intended Tax Treatment.

5.28 Environmental Laws.

(a) The Company Group has not (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company Group, except in each case as would not be material to the Company Group.

(b) No Company Group is required by any Environmental Law (i) to perform an environmental audit or environmental assessment for Hazardous Materials, or (ii) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

(c) The Company Group (or any other Person to the extent giving rise to liability for the Company Group) has not manufactured, distributed, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, or owned or operated any property or facility which is or has been contaminated by, any, Hazardous Materials in each case, so as to give rise to any material liability (contingent or otherwise) to the Company Group, taken as a whole, under any Environmental Laws.

5.29 Finders’ Fees. With respect to the Transactions, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company Group or any of Affiliates who might be entitled to any fee or commission from the Purchaser Parties or any of its Affiliates (including the Company Group following the Closing) upon consummation of the Transactions.

5.30 Powers of Attorney and Suretyships. Except as set forth in Section 5.30 the Company Disclosure Schedule, the Company Group does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) outside the Company Group or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person outside the Company Group or other than as reflected in the Financial Statements.

5.31 Directors and Officers. Section 5.31 of the Company Disclosure Schedule sets forth a true, correct and complete list of all directors and officers of the Company Group.

5.32 Certain Business Practices. The Company Group, its officers, directors, and to the knowledge of the Company Group, its employees, agents, representatives or other Persons acting on its behalf, have complied with and are in compliance in all respects with Anti-Corruption Laws. Neither the Company Group nor any of its officers, directors, nor to the knowledge of the Company Group, any of its employees, agents, representatives or other Persons acting on its behalf, (i) has offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another person or entity, to (A) any Government Official or (B) any other Person with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of the foregoing clauses (A) and (B) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Authority to affect or influence any official act, or otherwise obtaining an improper advantage; or (ii) has or will make or authorize any other person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. The Company Group has in place policies, procedures and controls that are reasonably designed to promote and ensure compliance with Anti-Corruption Laws.

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5.33 Sanctions; Anti-Money Laundering Laws. Neither the Company Group nor, to the knowledge of the Company Group, any of the Company Group’s Affiliates or its or their directors, officers, employees, agents or representatives, is, or is owned or controlled by one or more Persons that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria) or has conducted business with any Person or entity or any of its respective officers, directors, employees, agents, representatives or other Persons acting on its behalf that is located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria). The operations of the Company Group are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company Group conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Authority (collectively, the “Anti-Money Laundering Laws”).

5.34 Not an Investment Company. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

5.35 Government Contracts. None of the Company Group is party to: (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Authority, on the other hand, or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services (each of clause (i) and (ii), a “Government Contract”). Neither the Company nor any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Government Contract.

5.36 Insurance. Except as would not be material, individually or in the aggregate, to the Company Group: (a) all of the policies of insurance held by, or for the benefit of, the Company Group with respect to policy periods that include the date of this Agreement are in full force and effect, and all premiums due and payable thereon have been paid; and (b) the Company Group has not received any written notice of cancellation or termination of any of such policies or of any material changes that are required in the conduct of the business of the Company Group as a condition to the continuation of coverage under, or renewal of, any of such policies. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, the Company Group has obtained and maintains all insurance policy required to be obtained and maintained by it in accordance with the applicable Law and Order, and all such insurance policies are in full force and effect, and all premiums due and payable thereon have been paid.

5.37 Other Information. Neither this Agreement nor any of the documents or other information made available to the Purchaser Parties or their Affiliates, attorneys, accountants, agents or other Representatives pursuant hereto or in connection with Purchaser Parties’ due diligence review of the business, assets, capitalization and other matters of the Company Group or the Transactions (including the information supplied or to be supplied by the any Company Group expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s shareholders with respect to the solicitation of proxies to approve the transactions contemplated hereby) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances in which they were made not misleading. The Company Group has provided the Purchaser Parties with all requested and all material information regarding the operation and the business conducted by the Company Group.

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ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER PARTIES

The Purchaser Parties hereby, jointly and severally, represent and warrant to the Company Group that, except as disclosed in the Parent SEC Documents, each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to numbered and lettered paragraphs and sub-paragraphs of this ARTICLE VI to which the particular schedule relates is for the sake of convenience only. However, each such disclosure (whether directly or by reference to any document or other source) shall be taken as referring to each and every paragraph of ARTICLE VI to which it can reasonably be expected to relate, and not only to the numbered and lettered paragraphs and sub-paragraphs to which it has been specified as relating to. For the avoidance of doubt, unless the context otherwise required, the below representations and warranties relate to the Purchaser on a consolidated basis with its Subsidiaries (for the avoidance of doubt, excluding the Company Group).

6.1 Corporate Existence and Power. Parent is a business company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands. Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. Each of the Purchaser Parties has all requisite power and authority, corporate and otherwise to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted before the Closing.

6.2 Corporate Authorization. The execution, delivery and performance by the Purchaser Parties of this Agreement and the Additional Agreements (to which any of them is a party to) and the consummation by the Purchaser Parties of the transactions contemplated hereby and thereby are within the corporate powers of the Purchaser Parties and have been duly authorized by all necessary corporate action on the part of Purchaser Parties to the extent required by their respective Organizational Documents, applicable Laws or any contract to which it is a party or by which its securities are bound other than the Required Parent Shareholder Approval (as defined in Section 10.1(e)). This Agreement has been duly executed and delivered by the Purchaser Parties and it constitutes, and upon their execution and delivery, the Additional Agreements (to which any of them is a party to) will constitute, a valid and legally binding agreement of the Purchaser Parties, enforceable against them in accordance with their representative terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

6.3 Governmental Authorization. Other than as required under applicable Laws, neither the execution, delivery nor performance by the Purchaser Parties of this Agreement or any Additional Agreements (to which any of them is a party to) requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority.

6.4 Finder Fees. Except for the Deferred Underwriting Amount, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchaser Parties or their Affiliates who might be entitled to any fee or commission from the Company Group, or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.

6.5 Non-Contravention. Assuming that the Required Parent Shareholder Approval has been obtained, the execution, delivery and performance by the Purchaser Parties of this Agreement or any Additional Agreements (to which any of them is a party to) do not and will not (i) contravene or conflict with the Organizational Documents of Parent, or (ii) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon the Purchaser Parties, except, in each case of clauses (i) and (ii), for any contravention or conflicts that would not reasonably be expected to have a material adverse effect on the Purchaser Parties.

6.6 Issuance of Shares. The Closing Payment Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, free and clear of any Liens and not subject to or issued in violation of any right of any third party pursuant to any contract to which the Purchaser Parties are bound, applicable Law or the Purchaser Parties’ Organizational Documents.

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6.7 Capitalization.

(a) As of the date hereof, the Parent is authorized to issue a maximum of 101,000,100 shares with no par value, divided into three classes of shares, namely: (i) 100,000,000 Parent Class A Ordinary Shares with no par value, (ii) 100 Parent Class B Ordinary Shares with no par value, and (iii) 1,000,000 preferred shares with no par value, of which 5,421,695 Parent Class A Ordinary Shares and one Parent Class B Ordinary Share is issued and outstanding as of the date hereof. 9,010,000 Parent Ordinary Shares are reserved for issuance with respect to the Parent Warrants and Parent Rights. No other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of British Virgin Islands Law, the Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in the Parent’s Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) At the date of this Agreement, the Purchaser is authorized to issue a maximum of 101,000,100 shares with no par value, divided into three classes of shares, namely: (i) 100,000,000 Purchaser Class A Ordinary Shares with no par value, (ii) 100 Purchaser Class B Ordinary Shares with no par value, and (iii) 1,000,000 preferred shares with no par value, of which one (1) Purchaser Class A Ordinary Share is issued and outstanding as of the date hereof. All issued and outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the British Virgin Islands Law, the Purchaser’s Organizational Documents or any contract to which Purchaser is a party or by which Purchaser is bound. Except as set forth in the Purchaser’s Organizational Documents, there are no outstanding contractual obligations of Purchaser to repurchase, redeem or otherwise acquire any Purchaser Ordinary Shares or any capital equity of Purchaser. There are no outstanding contractual obligations of Purchaser to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(c) The authorized share capital of Merger Sub is $50,000 divided into 5,000,000 ordinary shares of par value $0.01 each (the “Merger Sub Ordinary Shares”) of which one (1) Merger Sub Ordinary Share is issued and outstanding as of the date hereof. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding Merger Sub Ordinary Share(s) are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Cayman Islands Law, the Merger Sub’s Organizational Documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. Except as set forth in the Merger Sub’s Organizational Documents, there are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any Merger Sub Ordinary Share(s) or any share capital or equity of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

6.8 Information Supplied . None of the information supplied or to be supplied by the any Purchaser Party expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s shareholders with respect to the solicitation of proxies to approve the transactions contemplated hereby will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or that is included in the Parent SEC Documents).

6.9 Trust Fund . As of the date of this Agreement, the Parent has at least $37,000,000 (including the Deferred Underwriting Amount) in the trust fund established by the Parent for the benefit of its public shareholders (the “Trust Fund”) in a United States-based account located in the United States maintained by Continental Stock Transfer & Trust Company, LLC (the “Trustee”) acting as trustee (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement. There are no separate agreements,

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side letters or other agreements or understandings (whether written, unwritten, express or implied) that would cause the description of the Investment Management Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or, to the Purchaser Parties’ knowledge, that would entitle any Person (other than the public shareholders holding Parent Class A Ordinary Shares sold in the Parent’s IPO who shall have elected to redeem their Parent Class A Ordinary Shares pursuant to the Parent’s Organizational Documents and the underwriters of the IPO with respect to the Deferred Underwriting Amount) to any portion of the funds in the Trust Account, except as otherwise disclosed. Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Organizational Documents of the Parent and the Investment Management Trust Agreement. The Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Investment Management Trust Agreement, and, to the knowledge of the Parent, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account, except as disclosed in the Parent SEC Documents. Since the consummation of the Parent’s IPO, the Parent has not released any money from the Trust Account (other than as permitted by the Investment Management Trust Agreement and the IPO Prospectus, including in connection with the Parent Shares Redemption). Except as otherwise agreed upon by the Company and the Purchaser, upon the consummation of the transactions contemplated hereby, the Parent shall have no further obligation under either the Trust Agreement or the Organizational Documents of the Parent to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

6.10 Listing. As of the date hereof, the Parent Units, Parent Class A Ordinary Shares, Parent Public Warrants and Parent Rights are listed on the Nasdaq Capital Market, with trading symbols “ASCAU,” “ASCA,” “ASCAW,” and “ASCAR”, respectively. From the date of this Agreement through the Closing, the Purchaser Parties shall use commercially reasonable efforts to ensure the Parent remains listed as a public company on Nasdaq.

6.11 Board Approval. Each of the board of directors of the Parent (including any required committee or subgroup of such boards), the sole director of the Purchaser and the sole director of the Merger Sub have, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the shareholders of the Purchaser Parties, as applicable, and (iii) solely with respect to the board of directors of the Parent, determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Parent’s Organizational Documents.

6.12 Parent SEC Documents and Financial Statements.

(a) Parent has filed or furnished all statements and other documents required to be filed by it with the SEC since February 14, 2022, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Parent SEC Documents”). None of the Parent SEC Documents, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) Except as disclosed in the Parent SEC Documents, the financial statements (including, in each case, the notes and schedules thereto) included or incorporated by reference in the Parent SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC in effect as of the respective dates thereof, were prepared in accordance with U.S. GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of the Parent as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

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6.13 Litigation. As of the date hereof, there is no Action pending against any Purchaser Party or that affects any of its assets or Contracts before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements other than as would not, individually or in the aggregate, have a material adverse effect on the ability of the Purchaser Parties to consummate the transactions contemplated by this Agreement or any of the Additional Agreements.

6.14 Compliance with Laws. No Purchaser Party is in violation of, has violated, or, to the knowledge of the Parent, under investigation with respect to any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign in any material respect, and no Purchaser Party has previously received any subpoenas by any Authority.

6.15 Not an Investment Company. The Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

6.16 Tax Matters. Except in each case as to matters that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Purchaser Parties to consummate the transactions contemplated by this Agreement or any Additional Agreement. (i) each Purchaser Party has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due; (ii) all such Tax Returns are true, correct and complete and accurate and disclose all Taxes required to be paid; (iii) all such Tax Returns have been examined by the relevant Taxing Authority or the period for assessment for Taxes in respect of such Tax Returns has expired; (iv) there is no Action, pending or proposed in writing or, to the knowledge of the Purchaser Parties, threatened, with respect to Taxes of the Purchaser Parties or for which a Lien may be imposed upon any of either of the Purchaser Parties’ assets; (v) no statute of limitations in respect of the assessment or collection of any Taxes of the Purchaser Parties for which a Lien may be imposed on any of the Purchaser Parties’ assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) to the knowledge of the Purchaser Parties, the Purchaser Parties complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Purchaser Parties; (vii) none of the assets of the Parent Parties is required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986); (viii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Purchaser Parties; (ix) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Purchaser Parties; (x) no claim has been made by a Taxing Authority in a jurisdiction where the Purchaser Parties have not paid any tax or filed Tax Returns, asserting that the any of the Purchaser Parties is or may be subject to Tax in such jurisdiction; (xi) there is no outstanding power of attorney from either of the Purchaser Parties authorizing anyone to act on behalf of such party in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of that party; (xii) no Purchaser Party is, or has ever been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xiii) the neither Purchaser Party is currently or has ever been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Purchaser Parties.

ARTICLE VII
COVENANTS OF THE COMPANY GROUP AND THE PURCHASER PARTIES PENDING CLOSING

Each of the Company Group and the Purchaser Parties covenants and agrees that:

7.1 Conduct of the Business. (i) From the date hereof through the Closing Date, each party shall, and shall cause its Subsidiaries to, (A) conduct its respective business only in the ordinary course consistent with past practice (including the payment of accounts payable and the collection of accounts receivable), (B) not enter into any material transactions without the prior written consent of the other party, (C) use its commercially reasonable efforts to preserve intact its respective assets, keep available the services of its respective current officers and key employees and maintain in all material respects the current relationships with its respective suppliers, customers and other third parties with which such party has material business relations, and (D) comply with all Laws applicable to it and its Subsidiaries and their respective businesses, assets and employees in all material respects. Without limiting

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the generality of the foregoing, except as expressly contemplated or permitted by this Agreement or as required by applicable Law, or in connection with the Extension, from the date hereof until the Effective Time, without the prior written consent of the other party (which shall not be unreasonably withheld), each of the Company Group and the Purchaser Parties, as applicable, shall not and shall not permit its Subsidiaries to:

(i) amend, modify or supplement the Organizational Documents of the Company or its Subsidiaries or the Purchaser Parties, other than pursuant to this Agreement or such amendment, modification or supplement of the Organizational Documents of the Purchaser Parties in connection with the Extension; form or cause to be formed any new Subsidiary of the Company;

(ii) create, authorize or issue any shares or other securities of the Company (including Company Share Rights), or date, adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any changes in respect of any shares or other equity or voting securities of the Company or the Purchaser Parties other than pursuant to this Agreement;

(iii) modify, amend, enter into, terminate, consent to the termination of, or waive any material rights under, any Material Contract (or any Contract that would be a Material Contract if such Contract has been entered into prior to the date hereof);

(iv) make any capital expenditures in excess of $500,000 (individually or in the aggregate), except for in ordinary course of business consistent with past practice;

(v) sell, assign, transfer, lease, license, grant or incur any Lien on, or otherwise dispose of any of the Company Group’s or the Purchaser Parties’ assets or properties, including Intellectual Property Rights and Leased Real Property, except sales of products to customers in the ordinary course of business consistent with past practice; abandon or permit to lapse any rights to any Intellectual Property Right;

(vi) pay, declare or promise to pay any dividends or other distributions with respect to its share capital, or pay, declare or promise to pay any other payments to any shareholder (other than, in the case of any shareholder that is an employee, payments of salary accrued in said period at the current salary rate);

(vii) (A) enter into any new employment or compensatory agreements, or terminate any such agreements, with any employee of the Company Group other than the hiring or termination of employees with a per employee aggregate annual compensation of less than US$50,000, (B) grant or provide any severance, retention, change of control or termination or similar payments or benefits to any employee of the Company Group other than as required by Law, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to any employee of any Company Group except such increases or payments, in the aggregate, do not cause an increase in the labor costs of the Company Group, taken as a whole, by more than 5%, (D) accelerate or amend the terms of any equity awards to any employee of the Company Group or any other Person or allow any equity awards to become vested prior to, on or immediately after the Closing Date, (E) establish, adopt, amend or terminate any equity based incentive plan, or (F) grant any equity or equity based compensation awards;

(viii) increase or authorize the increase of more than 10% for any employee making an annual salary equal to or greater than $100,000 or in excess of $100,000 in the aggregate on an annual basis or change the bonus or profit sharing policies of the Company Group or the Purchaser Parties;

(ix) obtain or incur any loan or other Indebtedness in excess of $200,000 or assume, guarantee, or otherwise become responsible for or the obligations of any Person for Indebtedness, other than any loan or other Indebtedness incurred by the Purchaser Parties in connection with the Extension;

(x) suffer or incur any Lien on the Company Group’s or the Purchaser Parties’ assets, except for Permitted Liens or the Liens incurred in the ordinary course of business consistent with past practice;

(xi) suffer any damage, destruction or loss of property related to any of the Company Group’s or the Purchaser Parties’ assets, whether or not covered by insurance, the aggregate value of which, following any available insurance reimbursement, exceed $100,000;

(xii) merge or consolidate with or acquire any other Person or be acquired by any other Person;

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(xiii) suffer any insurance policy protecting any of the Company Group’s or the Purchaser Parties’ assets with an aggregate coverage amount in excess of $100,000 to lapse;

(xiv) assume, guarantee, or otherwise become responsible for the obligations of any Person for Indebtedness;

(xv) commence, settle, release, waive or compromise any Action of or against any member of the Company Group (A) for an amount in excess of $200,000, (B) that would impose any material restrictions on the business or operations of any member of the Company Group, or (C) that is brought by or on behalf of any current, former or purported holder of any share capital or other securities of any member of the Company Group relating to the Acquisition Merger;

(xvi) adopt or enter into a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any member of the Company Group;

(xvii) acquire, whether by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of shares or assets, any assets, securities or properties, in aggregate, with a value or purchase price in excess of $150,000 in any transaction or related series of transactions;

(xviii) fail to maintain in full force and effect material insurance policies covering the Company Group and its properties, assets and businesses in a form and amount consistent with past practices;

(xix) make any change in its accounting principles or methods of accounting, other than as may be required by the applicable accounting principles or applicable Law;

(xx) extend any loans or advances to any Person other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $50,000 or $70,000 in the aggregate;

(xxi) issue, sell, transfer, pledge, dispose of, place any Lien, redeem or repurchase any shares or other equity or voting securities of any member of the Company Group, or issue or grant any securities exchangeable for or convertible into any shares or other equity or voting securities of any member of the Company Group;

(xxii) make, change or revoke any material Tax election, amend any Tax Return, enter into any closing agreement or seek any ruling from any Authority with respect to material Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, change any method of Tax accounting or Tax accounting period, initiate any voluntary Tax disclosure to any Authority, or incur any material amount of Taxes outside of the ordinary course of business consistent with past practice;

(xxiii) take any action, or fail to take any action, where such action or failure to act could reasonably be expected to prevent the Acquisition Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations or prevent the Transactions from qualifying for the Acquisition Intended Tax Treatment;

(xxiv) disclose or agree to disclose to any Person (other than the Purchase Parties or any of their Representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice and pursuant to written obligations to maintain the confidentiality thereof;

(xxv) waive the restrictive covenant obligations of any current or former employee, director or other service provider of the Company or any of the Company’s Subsidiaries;

(xxvi) amend in a manner materially detrimental to the Company or any of the Company’s Subsidiaries, terminate, permit to lapse or fail to use reasonable best efforts to maintain any material Permits required for the conduct of the business of the Company or any of the Company’s Subsidiaries; or

(xxvii) undertake any legally binding obligation to do any of the foregoing.

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(b) From the date hereof through the Closing Date, the Parent shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement and ordinary course operations to maintain its status as a Nasdaq-listed special purpose acquisition company pending the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, through the Closing Date, other than in connection with the transactions contemplated by this Agreement, without the other party’s prior written consent (which shall not be unreasonably withheld), the Purchaser Parties shall not, and shall not cause its Subsidiaries to amend, waive or otherwise change the Investment Management Trust Agreement in any manner adverse to Parent.

(c) Neither party shall (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any material respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any material respect at any such time. From the date hereof through the earlier of (x) termination of this Agreement in accordance with ARTICLE XIII and (y) the Closing, other than in connection with the transactions contemplated hereby, neither the Company Group, on the one hand, nor the Purchaser Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction, (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction; (v) otherwise facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Alternative Transaction, (vi) grant any waiver, amendment or release under the anti-takeover Laws, or (vii) prepare or take any steps in connection with a public offering of any equity securities of the Company, or a newly formed holding company of the Company. For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the Company Group or the Purchaser Parties (other than the Transactions): (1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, or (2) any sale, lease, exchange, transfer or other disposition of a material portion of the assets of such Person (other than the sale, lease, transfer or other disposition of assets in the ordinary course of business) or any class or series of the share capital or capital stock or other equity interests of the Company Group or the Purchaser Parties in a single transaction or series of transactions. In the event that there is an unsolicited proposal for, or an indication of a serious interest in entering into, an Alternative Transaction, communicated in writing to the Company Group or the Purchaser Parties or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within two (2) Business Days after receipt) advise the other parties to this Agreement in writing of such Alternative Proposal and the material terms and conditions of any such Alternative Proposal (including any changes thereto) and the identity of the person making any such Alternative Proposal. The Company Group and the Purchaser Parties shall keep the other parties informed on a reasonably current basis of material developments with respect to any such Alternative Proposal. Notwithstanding anything to the contrary as set forth above, if the board of directors of the Company Group or the Purchaser Parties (as applicable) has determined in good faith, after consultation with its financial advisor and/or outside legal counsel, that failure to take such action would constitute a breach of its directors’ fiduciary duties under applicable Law, the other party may waive any such provision to the extent necessary to permit such Person to comply with applicable Laws, provided, however, that prior to taking such action or announcing the intention to do so, such Person has complied in all material respects with its written notification obligation in respect of the Alternative Transaction in accordance with this Section 7.1.

7.2 Access to Information. From the date hereof until and including the Closing Date, and subject to applicable Laws, the Company Group and the Purchaser Parties shall, to the best of their abilities, (a) continue to give the other party, its legal counsel and other representatives full access to the assets, offices, properties, facilities, personnel, and Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the Company Group or the Purchaser Parties as such Persons may request and (c) cause its respective employees, legal counsel, accountants and representatives to cooperate with the other party in such other party’s investigation of its business; provided that no investigation pursuant to this Section (or any investigation

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prior to the date hereof) shall affect any representation or warranty given by the Company Group or the Purchaser Parties and, provided further, that any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company Group or the Purchaser Parties. Notwithstanding anything to the contrary in this Agreement, neither party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) result in a waiver of attorney client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law, provided that the non-disclosing party must advise the other party that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted and/or information not disclosed.

7.3 Notices of Certain Events. Each party shall promptly notify the other party of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions or that the Transactions might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Company Share or share capital or capital stock of the Purchaser Parties or any of the Company Group’s or the Purchaser Parties’ assets;

(b) any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

(c) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d) the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Effect or a material adverse effect on the Purchaser Parties; and

(e) any material inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof, or any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, that would reasonably be expected to cause any of the conditions set forth in Article X not to be satisfied.

7.4 SEC Filings.

(a) The Company Group acknowledges that:

(i) the Parent’s shareholders must approve the transactions contemplated by this Agreement prior to the Acquisition Merger contemplated hereby being consummated and that, in connection with such approval, the Parent must call a special meeting of its shareholders requiring Parent to prepare and file with the SEC a Proxy Statement and Registration Statement;

(ii) the Purchaser Parties will be required to file quarterly and annual reports that may be required to contain information about the transactions contemplated by this Agreement; and

(iii) the Parent will be required to file a Form 8-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.

(b) In connection with any filing the Purchaser Parties make with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company Group will, and will use its best efforts to cause its Affiliates, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, to use their best efforts to (i) cooperate with the Purchaser Parties, (ii) respond to questions about the Company Group required in any filing or requested by the SEC, and (iii) provide any information requested by the Purchaser Parties in connection with any filing with the SEC.

(c) Company Group Cooperation. The Company Group acknowledges that a substantial portion of the filings with the SEC and mailings to each Purchaser Party’s stockholders or shareholders with respect to the Proxy Statement and the Registration Statement, as applicable, shall include disclosure regarding the Company Group and its management, operations and financial condition. Accordingly, the Company Group agrees to as promptly as reasonably practical provide the Purchaser Parties with such information as shall be reasonably

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requested by the Purchaser Parties for inclusion in or attachment to the Proxy Statement, and the Registration Statement, as applicable, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company Group and its stockholders or shareholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. The Company Group understands that such information shall be included in the Proxy Statement, the Registration Statement and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company Group shall cause their managers, directors, officers and employees to be reasonably available to the Purchaser Parties and their counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

7.5 Financial Information.

(a) By no later than February 28, 2023, the Company Group shall deliver to the Purchaser Parties audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2022 and 2021, consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve (12) month periods ended on such dates, and the audited consolidated cash flow statements for the twelve (12) month periods ended on such dates, all prepared in conformity with U.S. GAAP under the standards of the Public Company Accounting Oversight Board (the “U.S. GAAP Financials”). The U.S. GAAP Financials shall be (i) prepared from the Books and Records of the Company; (ii) prepared on an accrual basis in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended. The U.S. GAAP Financials will be complete and accurate and fairly present and reflect, in all material respects, the financial position of the Company as of the dates thereof and the results of operations and cash flows of the Company as of the date thereof and for the periods reflected therein and will be audited in accordance with the standards of the PCAOB for public companies. The auditors engaged to audit the U.S. GAAP Financials shall be an independent registered public accounting firm with respect to the Company within the meaning of the Exchange Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB. The Company Group will provide additional financial information as reasonably requested by the Purchaser Parties for inclusion in any filings to be made by the Purchaser Parties with the SEC which the Company Group shall cause such information to be reviewed or audited by the Company Group’s auditors as required by SEC or its rules and regulations or reasonably requested by the Purchaser Parties.

(b) Each of the consolidated balance sheets of the Company Group, in the case of documents that will be filed with the SEC after the date of this Agreement, will fairly present, the consolidated financial position of the Company as of its date, and each of the consolidated statements of operations and comprehensive loss, shareholders’ deficit and cash flows of the Company Group, in the case of documents to be filed with the SEC after the date of this Agreement, will fairly present, the consolidated results of operations, accumulated deficit and cash flows, as applicable, for the periods set forth therein (subject, in the case of unaudited financial statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case, in accordance with U.S. GAAP during the periods presented, except as may be disclosed therein or in the notes thereto (or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC). At the time each such financial statement is filed, such financial statement will comply in all material respects with all applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.

7.6 Trust Account. The Company Group acknowledges that, at the Closing and concurrently with the Effective Time, the Purchaser Parties shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Investment Management Trust Agreement and for the payment of (i) all amounts payable to the Parent’s public shareholders who have validly redeemed their Parent Ordinary Shares in connection with the shareholder vote on the Parent Shareholder Approval Matters, (ii) the expenses of the Purchaser Parties to the third parties to which they are owed, (iii) the Deferred Underwriting Amount to the underwriters in the IPO and (iv) the remaining monies in the Trust Account to the Purchaser Parties. Except as otherwise expressly provided in the Investment Management Trust Agreement, the Purchaser Parties shall not agree to, or permit, any amendment or modification of, or waiver under, the Investment Management Trust Agreement without the prior written consent of the Company (which shall not be unreasonably withheld).

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7.7 Directors’ and Officers’ Indemnification and Insurance.

(a) The parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser Parties (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents, in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and any of the Purchaser Parties in effect on the date hereof and disclosed in Section 7.7(a) of the Parent Disclosure Schedule, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Reincorporation Effective Time, Purchaser shall cause the Organizational Documents of Purchaser and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser Parties to the extent permitted by applicable Law. The provisions of this Section 7.7 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) The Company shall, or shall cause its Affiliates to, obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from the Closing Date, for the benefit of the D&O Indemnified Persons (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than Parent’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that in no event shall the Company be required to expend for such policies pursuant to this Section 7.7(b) an annual premium amount in excess of 300% of the amount per annum payable by the Parent under its current effective D&O insurance policies as of the date of this Agreement. Parent shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the other Purchaser Parties to honor all obligations thereunder. If any claim is asserted or made within such six year period, the provisions of this Section 7.7(b) shall be continued in respect of such claim until the final disposition thereof.

(c) On the Closing Date, the Purchaser shall enter into customary indemnification agreements reasonably satisfactory to all parties with the individuals set forth on Section 7.7(c) of the Parent Disclosure Schedule, which indemnification agreements shall continue to be effective following the Closing.

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.7 shall survive the Effective Time and shall be binding, jointly and severally, on the Purchaser and all successors and assigns of the Purchaser for the longer of (i) six (6) years after the Effective Time or (ii) the lapse of the applicable statutes of limitations. In the event that the Purchaser or any of its successors or assigns consolidates with or merges into another Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Purchaser shall ensure that proper provision shall be made so that the successors and assigns of the Purchaser shall succeed to the obligations set forth in this Section 7.7.

7.8 No Trading. The Company Group and the Principal Shareholders acknowledge and agree that they are aware, and that directors and officers of the Company Group have been made aware, of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not purchase or sell any securities of the Parent in violation of such Laws, or cause or encourage any Person to do the foregoing.

ARTICLE VIII
COVENANTS OF THE COMPANY GROUP AND PRINCIPAL SHAREHOLDERS

8.1 Reporting and Compliance with Laws. From the date hereof through the Closing Date, the Company Group shall duly and timely file all Tax Returns required to be filed with the applicable Taxing Authorities, pay any and all Taxes required by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and Orders.

8.2 Commercially Reasonable Efforts to Obtain Consents. The Company Group shall use its commercially reasonable efforts to obtain each third party consents (including the Company Group Consents) as promptly as practicable hereafter.

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8.3 Annual and Interim Financial Statements. From the date hereof through the Closing Date, within forty-five (45) calendar days following the end of each three-month quarterly period beginning with the quarter ending March 31, 2023, the Company Group shall deliver to Purchaser Parties, for the first three quarters of the year, unaudited and unreviewed management accounts of consolidated financial statements prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated. The Company Group shall also promptly deliver to the Purchaser Parties copies of any audited annual consolidated financial statements of the Company that the Company’s auditor may issue.

8.4 Employees of the Company and the Manager. The Company Group and the Principal Shareholders shall use commercially reasonable efforts to procure each Key Personnel (and any other individuals who may be mutually agreed by Purchaser and the Company prior to the Closing), as a condition to their continued employment with the Company Group, to execute and deliver to the Company Group the employment agreements, including a term of at least two (2) years of services from the Closing Date, and customary non-disclosure, non-solicitation, non-compete and assignment of inventions and other customary restrictive covenant provisions, in each case effective as of the Closing and in form and substance reasonably acceptable to Purchaser, between each such Key Personnel and Purchaser or a Subsidiary of Purchaser, as applicable (the “Employment Agreements”). The Company shall be entitled to update the list of Key Employees prior to the Closing; provided that any such update shall be subject to the Purchaser Parties’ prior written consent.

8.5 Transaction Financing. The Purchaser may enter into financing agreements (any such agreements, the “Financing Agreements” and the financing contemplated by such Financing Agreements, the “Transaction Financing”) on such terms as the Purchaser and the Company shall agree (such agreement not to be unreasonably withheld, conditioned or delayed) and, if requested by the Purchaser, the Company Group shall, and shall cause its Representatives to, reasonably cooperate with the Purchaser in connection with such Financing Agreements (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Purchaser).

8.6 Company Shareholder ApprovalF. The Company shall take all action necessary to obtain the Requisite Company Vote as promptly as reasonably practicable (but in no event later than five (5) Business Days after the effectiveness of the Registration Statement), including convening an extraordinary general meeting of its shareholders or obtaining written consent from all of its shareholders.

8.7 Purchaser Incentive Plan. As soon as practicable after the date of this Agreement but in any event prior to the initial filing (including confidential filing) of the preliminary Proxy Statement/Registration Statement with the SEC, the Company Group shall prepare the Purchaser Incentive Plan in the form and substance that are reasonably satisfactory to the Purchaser. The Purchaser Incentive Plan shall provide that, among other things, (i) the equity awards for the maximum of 1,350,000 Purchaser Class A Ordinary Shares would initially be available for grant under the Purchaser Incentive Plan immediately after the Closing, (ii) among such initial equity awards for 1,350,000 Purchaser Class A Ordinary Shares, the equity awards for no more than 1,000,000 Purchaser Class A Ordinary Shares would initially be available for grant to agents or other business partners of the Purchaser and its Subsidiaries immediately after the Closing, (iii) no equity awards granted thereunder to agents or other business partners of the Purchaser and its Subsidiaries would become vested earlier than January 1, 2025, (iv) no equity awards granted thereunder to the other participants of the Purchaser Incentive Plan would become vested earlier than the date which is the third (3rd) anniversary of the Closing Date, and (v) the Purchaser Class A Ordinary Shares acquired by the agents or other business partners of the Purchaser and its Subsidiaries under the Purchaser Incentive Plan shall be subject to certain customary lock up restrictions for a period commencing from the vesting date of the corresponding equity awards until the later of (A) December 31, 2025 and (B) the date that is no earlier than the first (1st) anniversary of the relevant vesting date as may be agreed by the Purchaser (or its Subsidiaries) and relevant agent or business partner. The Company Group and the Principal Shareholders shall ensure that, if the Purchaser or any of its Subsidiaries or any other party adopts other incentive plans or reserves more shares under the Purchaser Incentive Plan or other incentive plans, no equity or other incentive awards granted thereunder shall become vested before the equity awards granted for 1,350,000 Purchaser Class A Ordinary Shares under the Purchaser Incentive Plan are completely vested.

8.8 Additional Covenants of the Company Group and the Principal ShareholdersG.. The Company Group and the Principal Shareholders shall comply with each of the covenants set forth on Schedule 8.8 in the manner reasonably satisfactory to the Purchaser Parties and within the time period required by the Purchaser Parties.

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ARTICLE IX
COVENANTS OF ALL PARTIES HERETO

9.1 Commercially Reasonable Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the Transactions. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the Transactions.

9.2 Tax Matters.

(a) In the event the SEC requires a tax opinion regarding: (i) the Reincorporation Intended Tax Treatment, the Parent will use its commercially reasonable efforts to cause Loeb & Loeb LLP to deliver such tax opinion to the Parent, or (ii) the Acquisition Intended Tax Treatment, the Company shall use its commercially reasonable efforts to cause such tax opinion to be delivered to the Company by a qualified advisor of the Company. Each party shall use commercially reasonable efforts to execute and deliver customary Tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor. Notwithstanding anything to the contrary in this Agreement, Loeb & Loeb LLP shall not be required to provide any opinion to any party regarding the Acquisition Intended Tax Treatment.

(b) The Company Group shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all Tax Returns of the Company Group required to be filed by the Company Group after the Closing Date for taxable periods ending on or before the Closing Date. Such Tax Returns shall be true, correct and complete in all material respects, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period. The cost of preparing such Tax Returns shall be borne by the Company Group. The Company Group shall give a copy of each such Tax Return to the Purchaser with reasonable time prior to filing for its review and comment. The Company Group (prior to the Closing) and the Purchaser (following the Closing) shall cause the Company Group to cooperate in connection with the preparation and filing of such Tax Returns, to timely pay the Tax shown to be due thereon, and to furnish the Purchaser proof of such payment.

(c) Purchaser shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all Tax Returns of the Company Group for taxable periods including the Closing Date but ending after the Closing Date. Any such Tax Returns for a period that includes the Closing Date shall be true, correct and complete in all material respects, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period. The Purchaser shall give a copy of each Tax Return to the Company Group prior to filing for its review and comment.

(d) Following the Closing, the Company Group may amend any Tax Return of the Company Group for any taxable period ending on or before the Closing with the consent of Purchaser, which consent shall not unreasonably be withheld, delayed or conditioned. The cost of preparing and filing such amended Tax Returns or participating in any such Tax proceeding shall be borne by the Company Group.

(e) Following the Closing, the Purchaser may amend any Tax Return of the Company Group for any taxable period ending on or before the Closing to correct any errors, with the consent of the Company Group, which consent shall not unreasonably be withheld, delayed or conditioned. The cost of preparing and filing such amended Tax Returns shall be borne by the Company Group.

(f) Purchaser shall retain (or cause the Company Group to retain) all Books and Records with respect to Tax matters of the Company Group for Pre-Closing Periods for at least seven (7) years following the Closing Date and to abide by all record retention agreements entered into by or with respect to the Company Group with any Taxing Authority.

For avoidance of doubt, the Purchaser shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all Tax Returns of the Purchaser and any of their Affiliates required to be filed after the Closing Date for taxable periods ending on or before the Closing Date. Such Tax Returns shall be true, correct and complete in all material respects, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period.

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9.3 Settlement of the Purchaser Parties’ Liabilities. Concurrently with the Closing, all outstanding liabilities of the Purchaser Parties shall be settled and paid in full and reimbursement of out-of-pocket expenses reasonably incurred by Purchaser’s or Parent’s officers, directors, or any of their respective Affiliates, in connection with identifying, investigating and consummating a business combination.

9.4 Compliance with SPAC Agreements. The Company Group and Purchaser Parties (including their respective successors) shall comply with each of the applicable agreements entered into in connection with the IPO and the Extension, including that certain registration rights agreement, dated as of February 14, 2022 by and between Parent and the investors named therein.

9.5 Registration Statement.

(a) As promptly as practicable after the date hereof, Purchaser shall prepare with the assistance, cooperation and commercially reasonable efforts of the Company Group, and file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of Purchaser Class A Ordinary Shares to be issued in the Reincorporation Merger and Acquisition Merger, which Registration Statement will also contain a proxy statement of Parent (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Parent shareholders for the matters to be acted upon at the Parent Special Meeting and providing the public shareholders of Parent an opportunity in accordance with Parent’s Organizational Documents and the IPO Prospectus to have their Parent Ordinary Shares redeemed in conjunction with the shareholder vote on the Parent Shareholder Approval Matters as defined below (the “Parent Shares Redemption”). The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent shareholders to be called and held for such purpose (the “Parent Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Additional Agreements and the transactions contemplated hereby or thereby, including the Reincorporation Merger and the Acquisition Merger, by the holders of Parent Ordinary Shares in accordance with the Parent’s Organizational Documents, BVI Law, Cayman Companies Act and the rules and regulations of the SEC and Nasdaq, (ii) adoption of the Purchaser Incentive Plan, (iii) such other matters as the Company Group and Parent shall hereafter mutually determine to be necessary or appropriate in order to effect the Reincorporation Merger, Acquisition Merger and the other Transactions (the approvals described in foregoing clauses (i) through (iii), collectively, the “Parent Shareholder Approval Matters”), and (iv) the adjournment of the Parent Special Meeting, if necessary or desirable in the reasonable determination of Parent. If on the date for which the Parent Special Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares to obtain the Required Parent Shareholder Approval (as defined below), whether or not a quorum is present, Parent may make one or more successive postponements or adjournments of the Parent Special Meeting; provided that, without the consent of the Company, in no event shall the Parent adjourn the Parent Special Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Outside Closing Date. In connection with the Registration Statement, Parent and the Company Group will file with the SEC financial and other information about the Transactions in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in Parent’s Organizational Documents, British Virgin Islands Law, Cayman Companies Act and the rules and regulations of the SEC and Nasdaq. The Purchaser shall cooperate and provide the Company Group (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company Group shall provide the Purchaser Parties with such information concerning the Company Group and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company Group shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading (subject to the qualifications and limitations set forth in the materials provided by the Company Group). If required by applicable SEC rules or regulations, such financial information provided by the Company Group must be reviewed or audited by the Company Group’s auditors. The Parent shall provide such information concerning Parent and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Parent shall be true and correct and not contain any

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untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading. The Purchaser will use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Acquisition Merger and the transactions contemplated hereby.

(b) Each party shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available at a reasonable time and location to the Company Group, Parent and their respective representatives in connection with the drafting of the public filings with respect to the Transactions, including the Registration Statement, and responding to comments or inquiries from the SEC in a timely manner.

(c) Each party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and the Parent shall cause the Proxy Statement to be disseminated to Parent’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Parent’s Organizational Documents.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and being declared effective by the SEC, Parent shall distribute the Proxy Statement to Parent’s shareholders in compliance with applicable Law, and, pursuant thereto, shall call the Parent Special Meeting in accordance with the Parent’s Organizational Documents, British Virgin Islands Law and the rules and regulations of the SEC and Nasdaq for a date no later than thirty-five (35) Business Days following the effectiveness of the Registration Statement.

9.6 Confidentiality. Except as necessary to complete the Proxy Statement and Registration Statement, the Company Group, on the one hand, and the Purchaser Parties, on the other hand, shall hold and shall cause their respective Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the Transactions (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Registration Statement.

9.7 Extension Deposit. The Purchaser shall be responsible for funding any and all amounts that may be required under Parent’s Organizational Documents and the Investment Management Trust Agreement in order to extend the period of time for Parent to consummate a Business Combination (as such term is defined in Parent’s Organizational Documents) (each of such extension, an “Extension”).

9.8 Section 16 Matters. Prior to the Closing Date, the Purchaser Parties shall take all such steps (to the extent permitted under applicable Law) as are reasonably necessary to cause any acquisition or disposition of Parent Class A Ordinary Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to the Company following the Closing, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

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ARTICLE X
CONDITIONS TO CLOSING

10.1 Condition to the Obligations of the Parties. The obligations of all of the parties hereto to consummate the Closing are subject to the satisfaction of all the following conditions:

(a) No provisions of any applicable Law, and no Order shall prohibit or prevent the consummation of the Closing.

(b) There shall not be any Action brought by a third party that is not an Affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the Closing.

(c) The Reincorporation Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions.

(d) The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) The Parent Shareholder Approval Matters that are submitted to the vote of the shareholders of Parent at the Parent Special Meeting in accordance with the Proxy Statement and Parent’s Organizational Documents shall have been approved by the requisite vote of the shareholders of Parent at the Parent Special Meeting in accordance with Parent’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Parent Shareholder Approval”).

(f) This Agreement, the Plan of Merger and the transactions contemplated hereby and thereby, including the Reincorporation Merger and the Acquisition Merger, shall have been authorized and approved by the holders of Company Shares constituting the Requisite Company Vote in accordance with the Cayman Companies Act and the Company’s Organizational Documents.

(g) Immediately after the Closing, the Parent shall have in excess of $5,000,000 in net tangible assets.

10.2 Conditions to Obligations of the Purchaser Parties. The obligation of the Purchaser Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Purchaser Parties’ sole and absolute discretion, of all the following further conditions:

(a) Each of the Company Group and the Principal Shareholders shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Company Group and the Principal Shareholders contained in ARTICLE V in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar qualification or exception, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement except as provided in the disclosure schedules pursuant to ARTICLE V, and (ii) be true and correct as of the Closing Date except as provided in the disclosure schedules pursuant to ARTICLE V (if the representations and warranties that speak as of a specific date prior to the Closing Date, such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Material Adverse Effect, regardless of whether it involved a known risk.

(d) All Company Group Consents have been obtained, and no such consent shall have been revoked.

(e) The Purchaser Parties shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company to the effect set forth in clauses (a) through (d) of this Section 10.2.

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(f) The Purchaser Parties shall have received (i) a copy of memorandum and articles of association of the Company as in effect as of the Closing Date, (ii) a copy of the certificate of incorporation of the Company, (iii) the copies of resolutions duly adopted by the board of directors of the Company and by the Requisite Company Vote of the Company’s shareholders authorizing this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby, and (iv) a recent certificate of good standing as of a date no earlier than thirty (30) days prior to the Closing Date regarding the Company from the jurisdiction in which the Company is incorporated.

(g) The Purchaser Parties shall have received copies of all Governmental Approvals, if any, and no such Governmental Approval shall have been revoked.

(h) The Key Personnel shall have executed the Employment Agreements, and the same shall be in full force and effect.

(i) The Company Group and the Principal Shareholders shall have completed each of the covenants set forth under items 13(i) and 14 on Schedule 8.8 hereto at such times and in accordance with the terms specified therein.

(j) The Purchaser Parties shall have received duly executed opinions from the Purchaser Parties’ local counsel in Thailand, Cambodia, Kyrgyzstan in form and substance reasonably satisfactory to the Purchaser Parties, addressed to the Purchaser Parties and dated as of the Closing Date.

(k) The Purchaser Parties shall have received a copy of each of the Additional Agreements duly executed by all parties thereto (other than the Purchaser Parties), and such Additional Agreement shall be in full force and effect.

10.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

(a) The Purchaser Parties shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Purchaser Parties contained in ARTICLE VI of this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or any similar qualification or exception, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a material adverse effect on the Purchaser Parties.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a material adverse effect on the Purchaser Parties, regardless of whether it involved a known risk.

(d) The Company shall have received a certificate signed by an authorized officer of Purchaser Parties to the effect set forth in clauses (a) through (c) of this Section 10.3.

(e) From the date hereof until the Closing, the Purchaser Parties shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to the Purchaser Parties.

(f) The Purchaser Parties shall have executed and delivered to the Company each Additional Agreement to which any of them is a party.

(g) The Parent Shares Redemption shall have been completed in accordance with the terms hereof and the Proxy Statement.

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(h) The directors designated by the Company shall have been appointed to the board of directors of the Purchaser, effective as of the Effective Time.

(i) Parent shall remain listed on Nasdaq and the additional listing application for the Closing Payment Shares shall have been approved for listing by Nasdaq. As of the Closing Date, Parent shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date in any material respects, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied. The additional listing application for the Closing Payment Shares shall have been approved for listing by Nasdaq and the Company shall reasonably cooperate with Parent with respect to such listing.

10.4 Frustration of Conditions. None of the Purchaser Parties or the Company may rely on the failure of any condition set forth in this Article X to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the transactions contemplated hereby.

ARTICLE XI
INDEMNIFICATION

11.1 Indemnification. Subject to the terms and conditions of this Article XI and from and after the Closing Date, the Principal Shareholders (the “Indemnifying Party”) hereby jointly and severally agree to indemnify and hold harmless Parent, the Purchaser, each of its Affiliates and each of its and their respective members, managers, partners, directors, officers, employees, shareholders, agents, successors and permitted assignees (the “Indemnified Party”), against and in respect of any and all loss, cost, payment, interest, demand, penalty, forfeiture, cost, expense, liability, judgment, deficiency or damage, and diminution in value or claim (including actual costs of investigation, court costs and attorneys’ fees and other costs and expenses) (all of the foregoing collectively, “Losses”) incurred or sustained by, or imposed upon any Indemnified Party as a result of or in connection with any breach, inaccuracy or nonfulfillment of any of the representations, warranties and covenants of the Company Group or the Principal Shareholders contained herein. Following the Closing, the disinterested independent directors of the Purchaser shall have the authority to institute and prosecute any claims for indemnification hereunder in good faith on behalf of the Purchaser and its Indemnified Parties to enforce the terms of this Agreement.

11.2 Survival of Representations, Warranties and Covenants. All representations, warranties and covenants of the Company contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing for a period of six (6) years after the Closing Date; provided that (i) the representations and warranties set forth in Sections 5.1, 5.2, 5.5, 5.9, and 5.14 shall survive the Closing indefinitely; and (ii) the representations and warranties set forth in Sections 5.19, 5.24, 5.28 and 5.29 shall survive until the date that is six (6) months following the expiration of the applicable statute of limitations (including any extensions thereof). Any claim based upon Fraud Claims will survive indefinitely.

ARTICLE XII
DISPUTE RESOLUTION

12.1 Arbitration.

(a) The parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator (the “Arbitrator”). Binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).

(b) If the parties cannot agree upon the Arbitrator, the Arbitrator shall be selected by the New York, New York chapter head of the American Arbitration Association upon the written request of either side. The Arbitrator shall be selected within thirty (30) days of such written request.

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(c) The laws of the State of New York shall apply to any arbitration hereunder. In any arbitration hereunder, this Agreement shall be governed by the laws of the State of New York applicable to a contract negotiated, signed, and wholly to be performed in the State of New York, which laws the Arbitrator shall apply in rendering his decision. The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after such Arbitrator shall have been selected. The Arbitrator shall have no authority to award punitive or other exemplary damages.

(d) The arbitration shall be held in New York, New York in accordance with and under the then-current provisions of the rules of the American Arbitration Association, except as otherwise provided herein.

(e) On application to the Arbitrator, any party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that such Arbitrator’s decision shall be rendered within the period referred to in Section 12.1(c).

(f) The Arbitrator may, at such Arbitrator’s discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist such Arbitrator in such Arbitrator’s determinations.

(g) The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award (including actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs in such decision. The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.

(h) Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction. The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in New York, New York to enforce any award of the Arbitrator or to render any provisional, temporary, or injunctive relief in connection with or in aid of the arbitration. The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder. None of the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

(i) The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement, unless resulting from the gross negligence or willful misconduct of the person indemnified.

(j) This arbitration section shall survive the termination of this Agreement.

12.2 Waiver of Jury Trial; Exemplary Damages.

(a) THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT.

(b) Each of the parties to this Agreement acknowledges that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Agreement further acknowledges that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

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ARTICLE XIII
TERMINATION

13.1 Termination.

(a) In the event that the U.S. GAAP Financials have not been delivered by February 28, 2023, the Purchaser Parties shall have the right, at their sole option, to terminate this Agreement without liability to the Company. Such right shall be exercised by the Purchaser Parties with a written notice to the Company at any time after February 28, 2023 and prior to the date when the Registration Statement is filed with the SEC. If such notice of termination is not received by the Company prior to the date when the Registration Statement is filed with the SEC, then the Purchaser Parties shall be deemed to have irrevocably (i) waived the right to terminate pursuant to this Section 13.1(a) and the right to receive any Break-up Fee as a result of a termination of this Agreement pursuant to this Section 13.1(a), and (ii) waived any agreement, covenant or compliance by the Company Group or the Principal Shareholders to deliver the U.S. GAAP Financials by no later than February 28, 2023 and any related rights or claims.

(b) This Agreement may be terminated at any time prior to the Closing Date by mutual agreement of the Purchaser Parties and the Company.

(c) The Purchaser Parties may terminate this Agreement by giving a written notice to the Company, if the Company Group and the Principal Shareholders breach or fail to perform or comply with any of its representations, warranties, agreements or covenants contained in this Agreement, which breach or failure to perform or comply (A) would give rise to the failure of a condition set forth in Section 10.2(a) or Section 10.2(b) and (B) has not been cured prior to (x) the date that is ten (10) Business Days from the date that the Company is notified by the Purchaser Parties in writing of such breach or failure to perform or comply or (y) a different date as mutually agreed by the Purchaser Parties and the Company (provided that the Purchaser Parties are not then in breach of any representation, warranty, agreement or covenant contained in this Agreement which would cause any condition set forth in Section 10.3(a) or Section 10.3(b) not be satisfied). Such written notice of the termination to the Company shall be given by the Purchaser Parties by the later of (i) the date that is five (5) Business Days immediately following the expiration of the ten (10) Business Day period stated in the immediate prior sentence and (ii) a different date as mutually agreed by the Purchaser Parties and the Company (the “13.1(c) Termination Notice Deadline”). If such written notice of the termination is not received by the Company by the 13.1(c) Termination Notice Deadline, then the Purchaser Parties shall be deemed to have irrevocably (i) waived the right to terminate pursuant to such breach or failure to perform or comply and the right to receive any Break-up Fee as a result of a termination of this Agreement pursuant to such breach or failure to perform or comply.

(d) The Company may terminate this Agreement by giving a written notice to the Purchaser Parties, if the Purchaser Parties breach or fail to perform or comply with any of its representations, warranties, agreements or covenants contained in this Agreement, which breach or failure to perform or comply (i) would give rise to the failure of a condition set forth in Section 10.3(a) or Section 10.3(b) and (ii) has not been cured prior to (x) the date that is ten (10) Business Days from the date that the Purchaser Parties are notified by the Company in writing of such breach or failure to perform or comply or (y) a different date as mutually agreed by the Purchaser Parties and the Company (provided that the Company Group and the Principal Shareholders are not then in breach of any representation, warranty, agreement or covenant contained in this Agreement which would cause any condition set forth in Section 10.2(a) or Section 10.2(b) not be satisfied). Such written notice of the termination to the Purchaser Parties shall be given by the Company by the later of: (i) the date that is five (5) Business Days immediately following the expiration of the ten (10) Business Day period stated in the immediate prior sentence and (ii) a different date as mutually agreed by the Purchaser Parties and the Company (the “13.1(d) Termination Notice Deadline”). If such written notice of the termination is not received by the Purchaser Parties by the 13.1(d) Termination Notice Deadline, then the Company shall be deemed to have irrevocably waived the right to terminate pursuant to such breach or failure to perform or comply.

13.2 Break-up Fee.

(a) In the event that (i) this Agreement is terminated by the Purchaser Parties pursuant to Section 13.1(a), or (ii) this Agreement is terminated by the Purchaser Parties pursuant to Section 13.1(c) and such termination is due to any breach or failure contemplated by Section 13.1(c) which initially occurs on or prior to the Milestone Date, the Company and the Principal Shareholders shall, on a joint and several basis, pay a break-up fee
Annex A-50

of $2,000,000 (the “Category 1 Break-up Fee”) on the date that is the tenth (10th) Business Day after the termination of this Agreement by the Purchaser Parties in the following manner: (A) up to $1,000,000 of the Category 1 Break-up Fee shall be paid to the Parent for payment of costs and expenses incurred by the Parent and its Affiliates in connection with this Agreement and the transactions contemplated hereby as determined by a majority of the independent directors of the Parent, and (B) an amount equal to the difference between the Category 1 Break-up Fee and the amount determined pursuant to the foregoing sub-clause (A) shall be paid to the Parent Class B Shareholder. Parent and Parent Class B Shareholder shall jointly notify the Company in writing the respective amount required to be paid to pursuant to the foregoing sub-clause (A) and (B) no later than three (3) Business Days prior to the date of the payment of such amounts.

(b) In the event that this Agreement is terminated by the Purchaser Parties pursuant to Section 13.1(c) and such termination is due to any breach or failure contemplated by Section 13.1(c) which initially occurs after the Milestone Date, the Company and the Principal Shareholders shall, on a joint and several basis, pay a break-up fee of $1,000,000 (the “Category 2 Break-up Fee”, together with the Category 1 Break-up Fee, the “Break-up Fees” and each, the “Break-up Fee”) on the date that is the tenth (10th) Business Day after termination of this Agreement by the Purchaser Parties in the following manner (A) up to $1,000,000 of the Category 2 Break-up Fee shall be paid to the Parent for payment of costs and expenses incurred by the Parent and its Affiliates in connection with this Agreement and the transactions contemplated hereby as determined by a majority of the independent directors of the Parent, and (B) to the extent the Category 2 Break-up Fee exceeds the amount determined pursuant to the foregoing sub-clause (A), such excess shall be paid to the Parent Class B Shareholder. Parent and Parent Class B Shareholder shall jointly notify the Company in writing the respective amount required to be paid to pursuant to the foregoing sub-clause (A) and (B) no later than three (3) Business Days prior to the date of the payment of such amount.

(c) The parties acknowledge and agree that (i) in no event shall the Company Group and the Principal Shareholders be required to pay any Break-up Fee on more than one occasion, (ii) the Break-up Fee is a fair and reasonable estimate of the actual damages suffered by the non-breaching party, which amount would otherwise be impossible to calculate with precision, (iii) the Break-up Fee constitutes liquidated damages hereunder and is not intended to be a penalty, and (iv) the Break-up Fee shall be the sole and exclusive remedy available to the Purchaser Parties against the Company and the Principal Shareholders and any of their respective Affiliates, or any of their respective former, current, or future stockholders, partners, members, or Representatives upon such termination of this Agreement by the Purchaser Parties and upon payment of any Break-up Fee, none of the Company and the Principal Shareholders or any of their respective Affiliates, or any of their respective former, current, or future stockholders, partners, members, or Representatives, shall have any further liability or obligation relating to or arising out of this Agreement or any Additional Agreements, including the breach of any representation, warranty, covenant, or agreement in this Agreement (whether a willful breach or otherwise); provided, however, that the limitations set forth in this Section 13.2(c)(iv) shall not apply to the liabilities arising from any Fraud Claim against the breaching party.

13.3 Certain Post-Termination Covenants. In the event of the termination of this Agreement, for a period of twelve (12) months commencing from the date of termination, (a) the Company Group and the Principal Shareholders shall not, and shall cause their respective Affiliates not to, consummate any Alternative Transaction with any other Person; (b) there shall be no Change of Control Transaction, and for the purpose hereof, “Change of Control Transaction” shall mean any of the following, (i) the Principal Shareholders ceasing to collectively Control the Company or beneficially own more shares than any other shareholder, (ii) an acquisition, in one or a series of transactions, by any Person and/or such Person’s Affiliates, after which such Person (A) gains Control over the board of directors of the Company or has the ability to appoint a majority of the members of the board of directors of the Company, or (B) beneficially owns at least 50% of the shares of the Company on a fully-diluted basis; and (c) other than the Company Group, the Principal Shareholders shall not, and shall cause their respective Affiliates not to, directly or indirectly, in any jurisdiction in which the Company Group is engaged in the Business, as of the Closing Date or during such twelve (12) months’ period, engage in the Business or own, manage, operate, finance or control, maintain any interest in or participate in the ownership, management, operation, financing or control of, or become engaged or serve as an officer, director, shareholder, member, partner, affiliate, employee, lender, agent, consultant, contractor, advisor or representative of, a business or entity that engages in the Business or any other business or activity which is the same as, similar to or competing with the Business.

Annex A-51

13.4 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 13.1, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made and this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, or such party and its Affiliates’ Representatives, other than liability of any party hereto for (i) any Fraud Claims against such party, or (ii) intentional and willful breach of this Agreement by such party occurring prior to such termination. The provisions of Section 9.6 (Confidentiality), ARTICLE XII (Dispute Resolution), ARTICLE XIII (Termination) and ARTICLE XIV (Miscellaneous) (collectively, the “Surviving Provisions”), and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions shall in each case survive any termination of this Agreement.

13.5 Waiver. Either party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

ARTICLE XIV
MISCELLANEOUS

14.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (following the Closing), to:

NewGenIvf Limited
D1, 20/F, Evergreen Villa, 43 Stubbs Road. Hong Kong
Attn: Siu Wing Fung, Alfred
Email: siualfred@hotmail.com

with a copy to (which shall not constitute notice):

Jun He Law Offices
Suites 3701 - 10, Jardine House, 1 Connaught Place, Central, Hong Kong
Attn: Guangqin Wei, Esq., Chris G. Tang, Esq.
Email: gqwei@junhe.com; ctang@junhe.com

if to Siu Wing Fung, Alfred as the Principal Shareholder

D1, 20/F, Evergreen Villa, 43 Stubbs Road. Hong Kong
Attn: Siu Wing Fung, Alfred
Email: siualfred@hotmail.com

if to Fong Hei Yue, Tina as the Principal Shareholder

D1, 20/F, Evergreen Villa, 43 Stubbs Road. Hong Kong
Attn: Fong Hei Yue, Tina
Email: Tinawfong@gmail.com

Annex A-52

if to any Parent, Purchaser and Merger Sub

A SPAC I Acquisition Corp.
Level 39, Marina Bay Financial Centre,
Tower 2, 10 Marina Boulevard,
Singapore 018983
Attn: Mr. Claudius Tsang, Chief Executive Officer
Email: Admin@aspac.co

with a copy to (which shall not constitute notice):

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attn: Giovanni Caruso
Email: gcaruso@loeb.com

14.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each of the Purchaser Parties (prior to the Reincorporation Effective Time), the Company and the Principal Shareholders, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Except as provided in Section 13.2, neither shall any party seek, nor shall any party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

14.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

14.4 General Release of Claims. The Principal Shareholders hereby unconditionally and irrevocably releases and forever discharges, effective as of the Closing Date, and conditioned upon payment of the Applicable Per Share Merger Consideration, the Company Group and its officers, directors, employees and agent, from any and all rights, claims, demands, judgments, obligations, liabilities and damages, whether accrued or unaccrued, asserted or unasserted, and whether known or unknown, relating to the Company Group which ever existed, now exist, or may hereafter exist, by reason of any tort, breach of contract, violation of law or other act or failure to act which shall have occurred at or prior to the Closing Date, or in relation to any other liabilities of the Company Group to the Principal Shareholders; provided that the foregoing shall not constitute a release of claims or any other matter with respect to any of the rights of the Principal Shareholders under or pursuant to written commercial contracts with the Company Group as set forth in the Company Disclosure Schedule.

Annex A-53

14.5 Publicity. Except as required by Law and except with respect to the Parent SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by Law, the parties will use their best efforts to cause a mutually agreeable release or public disclosure to be issued.

14.6 Expenses. Each party shall bear its own costs and expenses (including legal, financial advisory, consulting and accounting fees and expenses) incurred at any time in connection with this Agreement and the transactions contemplated hereby, unless otherwise specified herein, provided that if the Closing occurs, costs and expenses (including legal, financial advisory, consulting and accounting fees and expenses) incurred by the parties shall be borne by the Surviving Corporation. If the Closing shall occur, the Purchaser shall pay or cause to be paid the expenses of the Purchaser Parties as provided in Section 7.6. For the avoidance of doubt, any payments to be made (or to cause to be made) by the Purchaser pursuant to the provision in this Section 14.6 shall be paid upon consummation of the Acquisition Merger and release of proceeds from the Trust Account.

14.7 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

14.8 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

14.9 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

14.10 Disclosure Schedule. The Company Disclosure Schedule and the Parent Disclosure Schedule (including, in each case, any section thereof) referenced in this Agreement are a part of this Agreement as if fully set forth herein. All references in this Agreement to the Company Disclosure Schedule and the Parent Disclosure Schedule (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Certain information set forth in the Company Disclosure Schedule and the Parent Disclosure Schedule is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information in the Company Disclosure Schedule and the Parent Disclosure Schedule shall not be deemed to constitute an acknowledgement that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality or that the facts underlying such information constitute a Material Adverse Effect on the Company Group or a material adverse effect on the Purchaser Parties.

14.11 Entire Agreement. This Agreement together with the Additional Agreements, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement, including any exhibits and schedules attached hereto or thereto, may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. No party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

14.12 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

Annex A-54

14.13 Construction of Certain Terms and References; Captions. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company Group.

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(e) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f) Captions are not a part of this Agreement, but are included for convenience, only.

(g) For the avoidance of any doubt, all references in this Agreement to “the knowledge or best knowledge of the Company” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the Key Personnel.

14.14 Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

14.15 Third Party Beneficiaries. Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto; provided, however, that (i) the D&O Indemnified Persons and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 7.7, and (ii) the Parent Class B Shareholder shall be an express third-party beneficiary of, and may enforce, Section 13.2.

14.16 Trust Account Waiver. Reference is made to the final IPO prospectus of the Parent, dated February 14, 2022 (the “IPO Prospectus”). The Company Group and the Principal Shareholders have read the IPO Prospectus and understand that the Parent has established the Trust Account for the benefit of the public shareholders of the Parent and the underwriters of the IPO pursuant to the Investment Management Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the Parent may disburse monies from the Trust Account only for the purposes set forth in the Investment Management Trust Agreement and the Parent’s Organizational Documents. For and in consideration of the Parent agreeing to enter into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company Group and the Principal Shareholders each hereby irrevocably waives any right, title, interest or claim of any kind he, she or it has or may have in the future in or to any monies in the Trust Account and hereby agrees that he, she or it will not seek recourse against the Trust Account for any claim he, she or it has or may have in the future as a result of, or arising out of, this Agreement or any negotiations, contracts or agreements with the Parent.

Annex A-55

14.17 Enforcement.

(a) The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be inadequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Agreement or any Additional Agreement in accordance with their respective specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and any Additional Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages or inadequacy of any remedy at applicable Law, prior to the termination of this Agreement in accordance with ARTICLE XIII, this being in addition to any other remedy to which they are entitled under this Agreement or any Additional Agreement or applicable Law.

(b) Each party hereto agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties hereto acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement or any Additional Agreement and to enforce specifically the terms and provisions of this Agreement or any Additional Agreement in accordance with this Section 14.17(b) shall not be required to provide any bond or other security in connection with any such injunction. The parties hereto acknowledge and agree that nothing contained in this Section 14.17 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 14.17 before exercising any termination right under Section 13.1 or pursuing damages.

14.18 Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Purchaser, Parent or Merger Sub under this Agreement of or for any Action based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

[The remainder of this page intentionally left blank; signature pages to follow]

Annex A-56

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Parent:
A SPAC I ACQUISITION CORP.
By:	/s/ Claudius Tsang
	Name:	Claudius Tsang
	Title:	CEO
Purchaser:
A SPAC I MINI ACQUISITION CORP.
By:	/s/ Claudius Tsang
	Name:	Claudius Tsang
	Title:	Authorised signatory
Merger Sub:
A SPAC I MINI SUB ACQUISITION CORP.
By:	/s/ Claudius Tsang
	Name:	Claudius Tsang
	Title:	Authorised signatory

Signature Page to Merger Agreement

Annex A-57

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Company:
NewGenIvf Limited
By:	/s/ Alfred Siu
	Name:	Alfred Siu
	Title:	Director

Signature Page to Merger Agreement

Annex A-58

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Principal Shareholders:
/s/ Wing Fung Alfred Siu
Siu Wing Fung, Alfred
/s/ Hei Yue Tina Fong
Fong Hei Yue, Tina

Signature Page to Merger Agreement

Annex A-59

Annex A-1

FIRST AMENDMENT TO MERGER AGREEMENT

This FIRST AMENDMENT TO MERGER AGREEMENT (this “Amendment”), dated as of June 12, 2023, is entered into by and among (i) NewGenIvf Limited, a Cayman Islands exempted company (the “Company”), (ii) certain shareholders of the Company (each, a “Principal Shareholder” and collectively the “Principal Shareholders”), (iii) A SPAC I Acquisition Corp., a British Virgin Islands business company (“Parent”), (iv) A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (“Purchaser”) and (v) A SPAC I Mini Sub Acquisition Corp., a Cayman Islands exempted company and wholly-owned subsidiary of Parent (the “Merger Sub”).

RECITALS

WHEREAS, the Company, the Principal Shareholders, Parent, Purchaser and the Merger Sub entered into that certain Merger Agreement dated as of February 15, 2023 (the “Merger Agreement”); and

WHEREAS, the parties hereto wish to make certain amendments to the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.      Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.

2.      Amendments.

2.1    Covenants of All Parties Hereto. Article IX of the Merger Agreement is hereby amended by insertion of new Section 9.9 as follows:

9.9 Company Loans.

(a)     The Company agrees to make to Parent, and Parent agrees to borrow from the Company, three tranches of loans in such principal amount as set forth in Schedule I (collectively, the “Company Loans”). The Company, its Affiliate or a designated party shall, on each applicable disbursement date and in such manner as set forth in Schedule I, pay such principal amount by wire transfer in immediately available funds to a bank account designated by Parent. Each of the Company Loans shall be non-interest bearing and become repayable upon the Closing, it being understood and agreed that if the Closing does not occur, Parent will not repay such Company Loans.

(b)    Parent shall use the proceeds from the Company Loans for working capital, payment of professional, administrative and operational fees and expenses, and other purposes as mutually agreed by Parent and the Company. Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that the Company Loans are intended to, among other things, fund any and all amounts (the “Extension Deposit”) that may be required under Parent’s Organizational Documents and the Investment Management Trust Agreement in order to extend the period of time for Parent to consummate a Business Combination (as such term is defined in Parent’s Organizational Documents). Purchaser Parties and the Company shall execute and deliver such documents and take such actions as may be necessary or desirable to effectuate such funding and payment of Extension Deposit, and upon the Sponsor’s request, Parent shall direct the Company to, and the Company shall, transfer and deposit the applicable principal amount of the Company Loans to the Trust Account in name of the Sponsor such that the Extension Deposit is deemed paid and properly deposited.

3.      Upon receipt of at least US$140,000 of the Company Loans, the Parent agrees to waive the right to terminate the Merger Agreement and the right to receive any Break-up Fee due to the failure by the Company to deliver the U.S. GAAP Financials by no later than February 28, 2023.

Annex A-1-1

4.      No Other Amendments; Effect of Amendment. Except for the amendments expressly set forth in this Amendment, the Merger Agreement shall remain unchanged and in full force and effect. This Amendment shall form a part of the Merger Agreement for all purposes, and the parties thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

5.      Incorporation by Reference. Each of the provisions under Article XII (Dispute Resolution), Section 14.8 (Governing Law) and Section 14.9 (Counterparts; Facsimile Signatures) of the Merger Agreement shall be incorporated into this Amendment by reference as if set out in full herein, mutatis mutandis.

6.      Further Assurance. Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment. The parties hereto further agree that each of the parties shall cooperate in good faith in advancing the Business Combination of Parent, including adjusting the businesses and assets to be covered therein.

[The remainder of this page intentionally left blank; signature pages to follow]

Annex A-1-2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Parent:
A SPAC I ACQUISITION CORP.
By:	/s/ Claudius Tsang
	Name:	Claudius Tsang
	Title:	CEO
Purchaser:
A SPAC I MINI ACQUISITION CORP.
By:	/s/ Claudius Tsang
	Name:	Claudius Tsang
	Title:	Authorised signatory
Merger Sub:
A SPAC I MINI SUB ACQUISITION CORP.
By:	/s/ Claudius Tsang
	Name:	Claudius Tsang
	Title:	Authorised signatory

Annex A-1-3

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Company:
NewGenIvf Limited
By:	/s/ Alfred Siu
	Name:	Alfred Siu
	Title:	Director

Annex A-1-4

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Principal Shareholders:
By:	/s/ Siu Wing Fund, Alfred
Siu Wing Fund, Alfred
By:	/s/ Fong Hei Yue, Tina
Fong Hei Yue, Tina

Annex A-1-5

Schedule I

Breakdown of the Company Loans

Tranche No.	Principal Amount	Disbursement Date
1	US$140,000	June 12, 2023
2	US$140,000	The disbursement date as specified in a drawdown notice to be provided by Parent to Company
3	US$280,000	The disbursement date as specified in a drawdown notice to be provided by Parent to Company

Annex A-1-6

Annex A-2

PLAN OF MERGER

THIS PLAN OF MERGER is made on ________________ between:

(1)    A SPAC I Acquisition Corp., a company incorporated in the British Virgin Islands, with company number 2061693, whose registered office is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands (the Merging Company or the Parent); and

(2)    A SPAC I Mini Acquisition Corp., a company incorporated in the British Virgin Islands, with company number 2116988, whose registered office is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands (the Surviving Company or the Purchaser).

BACKGROUND

(A)    NewGenIvf Limited, certain shareholders of NewGenIvf Limited, the Merging Company, the Surviving Company and A SPAC I Mini Sub Acquisition Corp. have entered into a merger agreement dated 15 February 2023 and a first amendment to merger agreement dated 12 June 2023 (together, the Merger Agreement), pursuant to which, among other things, the Merging Company will merge with and into the Surviving Company, with the Surviving Company being the surviving company in accordance with the terms and conditions set forth therein.

(B)    The parties wish to merge in accordance with the Act.

(C)    This Plan of Merger is the plan of merger for the Merger for the purposes of the Act.

(D)    Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Merger Agreement.

IT IS AGREED as follows.

1.      In this Plan of Merger:

(a)     Act means the BVI Business Companies Act 2004, as amended;

(b)    Articles of Merger means the articles of merger for the Merger to be prepared and executed by the Merging Company and the Surviving Company, in accordance with the requirements of the Act;

(c)     BVI Registrar means the registrar of corporate affairs of the British Virgin Islands appointed under the Act;

(d)    Effective Time means such time on the date subsequent thereto, not exceeding 30 days which is mutually agreed between the Merging Company and the Surviving Company and specified in the Articles of Merger;

(e)     Merger means the merger between the Merging Company and the Surviving Company pursuant to this Plan of Merger;

(f)     Parent Class A Ordinary Shares means the class A ordinary shares with no par value of the Merging Company;

(g)    Parent Class B Ordinary Shares means the class B ordinary shares with no par value of the Merging Company;

(h)    Parent Dissenting Shares means the shares of the Merging Company issued and outstanding immediately prior to the Effective Time that are held by any holder who:

(i)     is entitled to dissent to the Merger pursuant to Section 179 of the Act; and

(ii)    properly dissents to the proposed corporate action and makes a proper demand for payment of those Parent Ordinary Shares in accordance with Section 179 of the Act;

Annex A-2-1

(i)     Parent Excluded Shares mean any Parent Ordinary Shares that are owned by the Merging Company as treasury shares or any Parent Ordinary Shares owned by any Subsidiary of the Parent immediately prior to the Effective Time;

(j)     Parent Ordinary Shares means the Parent Class A Ordinary Shares and the Parent Class B Ordinary Shares;

(k)    Parent Rights means the issued and outstanding rights of the Merging Company;

(l)     Parent Unit means a unit of the Merging Company comprised of one Parent Class A Ordinary Share, three-fourths of a Parent Warrant and one Parent Right;

(m)   Parent Warrants mean the right to purchase one Parent Class A Ordinary Share at a price of US$11.50 per whole share;

(n)    Purchaser Class A Ordinary Share means the class A ordinary shares of no par value of the Surviving Company;

(o)    Purchaser Class B Ordinary Share means the class B ordinary share of no par value of the Surviving Company;

(p)    definitions in the Act apply in this Plan of Merger unless the context requires otherwise.

2.      The Merging Company and the Surviving Company are the constituent companies.

3.      The Surviving Company is the surviving company.

4.      The Merging Company is authorised to issue a maximum of 101,000,100 shares with no par value divided into 100,000,000 Parent Class A Ordinary Shares, 100 Parent Class B Ordinary Shares and 1,000,000 preferred shares with no par value.

5.      The Merging Company has [•] Parent Class A Ordinary Shares and 1 Parent Class B Ordinary Shares in issue, each of which is entitled to vote on the Merger.

6.      The Surviving Company is authorised to issue a maximum of 101,000,100 shares with no par value divided into 100,000,000 class A ordinary shares, 100 class B ordinary shares and 1,000,000 preferred shares.

7.      The Surviving Company has one class A ordinary share in issue, which is entitled to vote on the Merger.

8.      The Merger will take place at the Effective Time.

9.      The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement. In particular, at the Effective Time, and in accordance with the terms and conditions of the Merger:

(a)     each Parent Class A Ordinary Share issued and outstanding immediately prior to the Effective Time (excluding any Parent Excluded Share or Parent Dissenting Share) shall be automatically converted into one Purchaser Class A Ordinary Share and all Parent Class A Ordinary Shares shall cease to be issued and shall automatically be cancelled and retired and shall cease to exist;

(b)    the one (1) issued and outstanding Parent Class B Ordinary Share shall cease to be issued and shall automatically be cancelled and retired and shall cease to exist;

(c)     each Parent Unit issued and outstanding immediately prior to the Effective Time shall be separated automatically into its constituent securities, which shall be converted automatically into securities of the Surviving Company in accordance with sections 2.6(a), (c) or (d) of the Merger Agreement and all Parent Units shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist;

Annex A-2-2

(d)    each Parent Right issued and outstanding immediately prior to the Effective Time shall be converted automatically into one-tenth (1/10) of one Purchaser Class A Ordinary Share, in accordance with the terms thereof and all Parent Rights shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist;

(e)     each Parent Warrant issued and outstanding immediately prior to the Effective Time shall remain outstanding but shall be automatically adjusted to become one Purchaser Warrant, in accordance with the terms thereof and each Purchaser Warrant will continue to have, and be subject to, the same terms and conditions set forth in the warrant agreement dated as of 14 February 2022, by and between the Merging Company and Continental Stock Transfer & Trust Company, as warrant agent;

(f)     each Parent Excluded Share shall be cancelled and extinguished without any conversion thereof or payment therefor;

(g)    each Parent Dissenting Share shall be cancelled and cease to exist in accordance with the procedures set out in section 179 of the Act, and shall represent only the right to receive the applicable payment of their fair value in accordance with section 179 of the Act (unless and until such holder of Parent Dissenting Shares effectively withdraws its demand for, or loses its rights to, dissent from the Merger under the Act); and

(h)    the Surviving Company will automatically:

(i)     have vested in it all assets and business and all rights, privileges, immunities, powers, objects and purposes of each constituent company; and

(ii)    be liable for all claims against, debts, liabilities and obligations of, each constituent company.

10.    The current memorandum and articles of association of the Surviving Company shall remain as the memorandum and articles of association of the Surviving Company until such time as duly amended.

11.    The directors of the Surviving Company shall be Wing Fung Alfred Siu, Hei Yue Tina Fong, Wong Charles Ka Che and [•].

12.    Each party will execute any document of any kind, and do any other act or thing, that is reasonably necessary to give effect to the Merger.

13.    This Plan of Merger may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Plan of Merger.

14.    The laws of the British Virgin Islands governs this Plan of Merger and its interpretation.

Annex A-2-3

Signatures

Merging Company
Signed for and on behalf of
A SPAC I Acquisition Corp.
By:

Name
Title:
Surviving Company
Signed for and on behalf of
A SPAC I Mini Acquisition Corp.
By:

Name
Title:

Annex A-2-4

Annex B

Territory of the British Virgin Islands

The BVI Business Companies Act, 2004

AMENDED AND RESTATED memorandum and articles of association
OF [First Fertility Group Limited] Incorporated as a BVI Business Company on 26 January 2023
Amended and Restated on [Date]

Annex B-1

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

[First Fertility Group Limited]

A COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ON [DATE]

1            NAME

The name of the Company is [First Fertility Group Limited].

2            STATUS

The Company shall be a company limited by shares.

3            REGISTERED OFFICE AND REGISTERED AGENT

3.1         The first registered office of the Company is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands, the office of the first registered agent.

3.2         The first registered agent of the Company is Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands.

3.3         The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

4            CAPACITY AND POWER

4.1         The Company has, subject to the Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

(a)         full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)         for the purposes of paragraph (a), full rights, powers and privileges.

4.2         There are subject to Clause 4.1, no limitations on the business that the Company may carry on.

5            NUMBER AND CLASSES OF SHARES

5.1         The Company is authorised to issue a maximum of 101,000,100 Shares with no par value divided into three classes of shares as follows:

(a)         100,000,000 class A ordinary shares with no par value (Class A Ordinary Shares);

(b)         100 class B ordinary shares with no par value (Class B Ordinary Shares and together with the Class A Ordinary Shares being referred to as the Ordinary Shares);

(c)         1,000,000 preferred shares with no par value (Preferred Shares).

5.2         The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share (if authorised by the Board of Directors) may have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

Annex B-2

6            DESIGNATIONS POWERS PREFERENCES OF SHARES

6.1         Save and except for the rights referred to in Regulation 10 and as otherwise set out in these Articles, and subject to Clause 7 and the power of the Directors to issue Preference Shares with such preferred rights as they shall determine pursuant to Regulation 2.2, each Ordinary Share in the Company confers upon the Member (unless waived by such Member):

(a)         Subject to Clause 11, the right to one vote at a meeting of the Members of the Company or on any Resolution of Members;

(b)         the right to an equal share with each other Ordinary Share in any dividend paid by the Company; and

(c)         the right to an equal share with each other Ordinary Share in the distribution of the surplus assets of the Company on its liquidation.

6.2         The rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be stated in this Memorandum, which shall be amended accordingly prior to the issue of such Preferred Shares. Such rights, privileges, restrictions and conditions may include:

(a)         the number of shares and series constituting that class and the distinctive designation of that class;

(b)         the dividend rate of the Preferred Shares of that class, if any, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in relation to, the dividends payable on any other class or classes of Shares;

(c)         whether that class shall have voting rights, and, if so, the terms of such voting rights;

(d)         whether that class shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine;

(e)         whether or not the Preferred Shares of that class shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting such Shares for redemption if less than all Preferred Shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount maybe less than fair value and which may vary under different conditions and at different dates;

(f)          whether that class shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of Preferred Shares of that class, and, if so, the terms and amounts of such sinking fund;

(g)         the right of the Preferred Shares of that class to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional Preferred Shares (including additional Preferred Shares of such class of any other class) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition or any subsidiary of any outstanding Preferred Shares of the Company;

(h)         the right of the Preferred Shares of that class in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and whether such rights be in preference to, or in relation to, the comparable rights or any other class or classes of Shares; and

(i)          any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that class.

6.3         The Directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 7 of the Articles.

6.4         The Directors have the authority and the power by Resolution of Directors:

(a)         to authorise and create additional classes of shares; and

Annex B-3

(b)         to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, appertaining to any and all classes of shares that may be authorised to be issued under this Memorandum.

7            VARIATION OF RIGHTS

7.1         Subject to the limitations set out in Clause 11 in respect of amendments to the Memorandum and Articles, the rights attached to a class of the Ordinary Shares as specified in Clause 6.1 may only, whether or not the Company is being wound up, be varied by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the total number of Ordinary Shares of that class that have voted (and are entitled to vote thereon) in relation to any such resolution, unless otherwise provided by the terms of issue of such class.

7.2         The rights attached to any Preferred Shares in issue as specified in Clause 6.2 may only, whether or not the Company is being wound up, be varied by a resolution passed at a meeting by the holders of more than fifty percent (50%) of the Preferred Shares of the same class present at a duly convened and constituted meeting of the Members of the Company holding Preferred Shares in such class which were present at the meeting and voted unless otherwise provided by the terms of issue of such class.

8            RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith. For the avoidance of doubt, the creation, designation or issuance of any Preferred Shares with rights and privileges ranking in priority to any existing class of Shares pursuant to Clause 6.2 shall not be deemed to be a variation of the rights of such existing class.

9            REGISTERED SHARES

9.1         The Company shall issue registered shares only.

9.2         The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

10          TRANSFER OF SHARES

A Share may be transferred in accordance with Regulation 5 of the Articles.

11          AMENDMENT OF MEMORANDUM AND ARTICLES

11.1       The Company may amend its Memorandum or Articles by a Resolution of Members or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)         to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)         to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)         in circumstances where the Memorandum or Articles cannot be amended by the Members; or

(d)         to change Clauses 7 or 8 or this Clause 11.

12          DEFINITIONS AND INTERPRETATION

12.1       In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

(a)         Act means the BVI Business Companies Act, 2004 (as amended) and includes the regulations made under the Act;

(b)         AGM means an annual general meeting of the Members;

Annex B-4

(c)         Applicable Law means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person;

(d)         Articles means the attached Articles of Association of the Company;

(e)         Board Observer means a person designated as an observer to the Board of Directors in accordance with the Articles.

(f)          Board of Directors means the board of directors of the Company;

(g)         Business Days means a day other than a Saturday or Sunday or any other day on which commercial banks in New York are required or are authorised to be closed for business;

(h)         Chairman means a person who is appointed as chairman to preside at a meeting of the Company and Chairman of the Board means a person who is appointed as chairman to preside at a meeting of the Board of Directors of the Company, in each case, in accordance with the Articles;

(i)          Designated Stock Exchange means the Global Select Market, Global Market or the Capital Market of the NASDAQ Stock Market LLC, the NYSE American or the New York Stock Exchange, as applicable; provided, however, that until the Shares are listed on any such Designated Stock Exchange, the rules of such Designated Stock Exchange shall be inapplicable to the Company and this Memorandum or the Articles;

(j)          Director means any director of the Company, from time to time;

(k)         Distribution in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of a Member in relation to Shares held by a Member, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

(l)          Eligible Person means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

(m)        Enterprise means the Company and any other corporation, constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger to which the Company (or any of its wholly owned subsidiaries) is a party, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise of which an Indemnitee is or was serving at the request of the Company as a Director, Officer, trustee, general partner, managing member, fiduciary, employee or agent;

(n)         Exchange Act means the United States Securities Exchange Act of 1934, as amended;

(o)         Expenses shall include all direct and indirect costs, fees and expenses of any type or nature whatsoever, including, without limitation, all legal fees and costs, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, fees of private investigators and professional advisors, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, fax transmission charges, secretarial services and all other disbursements, obligations or expenses, in each case reasonably incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settlement or appeal of, or otherwise participating in, a Proceeding, including reasonable compensation for time spent by the Indemnitee for which he or she is not otherwise compensated by the Company or any third party. Expenses shall also include any or all of the foregoing expenses incurred in connection with all judgments, liabilities, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties and amounts paid in settlement) actually and reasonably incurred (whether by an Indemnitee, or on his behalf) in connection with such Proceeding or any claim, issue or matter therein, or any appeal resulting from any Proceeding, including without limitation the principal, premium, security for, and other costs relating to any cost bond, supersedeas bond,

Annex B-5

or other appeal bond or its equivalent, but shall not include amounts paid in settlement by an Indemnitee or the amount of judgments or fines against an Indemnitee;

(p)         Indemnitee means any person detailed in sub regulations (a) and (b) of Regulation 16;

(q)         Member means an Eligible Person whose name is entered in the share register of the Company as the holder of one or more Shares or fractional Shares;

(r)          Memorandum means this Memorandum of Association of the Company;

(s)         Officer means any officer of the Company, from time to time;

(t)          Ordinary Shares has the meaning ascribed to it in Clause 5.1;

(u)         Preferred Shares has the meaning ascribed to it in Clause 5.1;

(v)         Proceeding means any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the name of the Company or otherwise and whether of a civil (including intentional or unintentional tort claims), criminal, administrative or investigative nature, in which an Indemnitee was, is, will or might be involved as a party or otherwise by reason of the fact that such Indemnitee is or was a Director or Officer of the Company, by reason of any action (or failure to act) taken by him or of any action (or failure to act) on his part while acting as a Director, Officer, employee or adviser of the Company, or by reason of the fact that he is or was serving at the request of the Company as a Director, Officer, trustee, general partner, managing member, fiduciary, employee, adviser or agent of any other Enterprise, in each case whether or not serving in such capacity at the time any liability or expense is incurred for which indemnification, reimbursement, or advancement of expenses can be provided under these Articles;

(w)        relevant system means a relevant system for the holding and transfer of shares in uncertificated form;

(x)         Resolution of Directors means either:

(i)          subject to sub-paragraph (ii) below, a resolution approved at a duly convened and constituted meeting of Directors of the Company or of a committee of Directors of the Company by the affirmative vote of a majority of the Directors present at the meeting who voted except that where a Director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(ii)         a resolution consented to in writing by all Directors or by all members of a committee of Directors of the Company, as the case may be;

(y)         Resolution of Members means a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted;

(z)         Seal means any seal which has been duly adopted as the common seal of the Company;

(aa)       SEC means the United States Securities and Exchange Commission;

(bb)       Securities means Shares, other securities and debt obligations of every kind of the Company, and including without limitation options, warrants, rights to receive Shares or other securities or debt obligations;

(cc)       Securities Act means the United States Securities Act of 1933, as amended;

Annex B-6

(dd)       Share means a share issued or to be issued by the Company and Shares shall be construed accordingly;

(ee)       Treasury Share means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

(ff)         written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

12.2       In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)         a Regulation is a reference to a regulation of the Articles;

(b)         a Clause is a reference to a clause of the Memorandum;

(c)         voting by Member is a reference to the casting of the votes attached to the Shares held by the Member voting;

(d)         the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended;

(e)         the singular includes the plural and vice versa;

(f)          where a meeting of (i) Members; (ii) a class of Members; (iii) the board of Directors; or (iv) any committee of the Directors, is required to be convened for a place, such place may be a physical place, or a virtual place, or both, and where a meeting is convened for or including a virtual place any person, including the person duly appointed as the chairperson of such meeting, may attend such meeting by virtual attendance and such virtual attendance shall constitute presence in person at that meeting;

(g)         the term “virtual place” includes a discussion facility or forum with a telephonic, electronic or digital identifier; and

(h)         the term “virtual attendance” means attendance at a virtual place by means of conference telephone or other digital or electronic communications equipment or software or other facilities by means of which all the persons participating in the meeting can communicate with each other.

12.3       Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

12.4       Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

Annex B-7

We, Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, for the purpose of incorporating a BVI business company under the laws of the British Virgin Islands hereby sign this Memorandum of Association.

Dated 26 January 2023

Incorporator

Signed for and on behalf of Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands
SGD: Toshra Glasgow
Signature of authorised signatory
Toshra Glasgow
Print name

Annex B-8

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

[First Fertility Group Limited]

A COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ON [DATE]

1            REGISTERED SHARES

1.1         Every Member is entitled to a certificate signed by a Director of the Company or under the Seal specifying the number of Shares held by him and the signature of the Director and the Seal may be facsimiles.

1.2         Any Member receiving a certificate shall indemnify and hold the Company and its Directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3         If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4         Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of the Designated Stock Exchange permit otherwise.

1.5         Subject to the Act and the rules of the Designated Stock Exchange, the Board of Directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities in uncertificated form or the transfer of title to any such shares or securities by means of a relevant system.

1.6         Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the Board of Directors, in its absolute discretion, may think fit (subject always to the requirements of the relevant system concerned). The Company or any duly authorised transfer agent shall enter on the register of members how many Shares are held by each member in uncertificated form and certificated form and shall maintain the register of members in each case as is required by the relevant system concerned. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles which applies only in respect of certificated shares or uncertificated shares.

1.7         Nothing contained in Regulation 1.5 and 1.6 is meant to prohibit the Shares from being able to trade electronically.

2            SHARES

2.1         Subject to the provisions of these Articles and, where applicable, the rules of the Designated Stock Exchange, the unissued Shares of the Company shall be at the disposal of the Directors and Shares and other Securities may be issued and option to acquire Shares or other Securities may be granted at such times, to such Eligible Persons, for such consideration and on such terms as the Directors may by Resolution of Directors determine.

Annex B-9

2.2         Without prejudice to any special rights previously conferred on the holders of any existing Preferred Shares, any Preferred Shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise as the Directors may from time to time determine.

2.3         Section 46 of the Act does not apply to the Company.

2.4         A Share may be issued for consideration in any form, including money, a promissory note, real property, personal property (including goodwill and know-how) or a contract for future services.

2.5         No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)         the amount to be credited for the issue of the Shares; and

(b)         that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

2.6         The Company shall keep a register (the share register) containing:

(a)         the names and addresses of the persons who hold Shares;

(b)         the number of each class and series of Shares held by each Member;

(c)         the date on which the name of each Member was entered in the share register; and

(d)         the date on which any Eligible Person ceased to be a Member.

2.7         The share register may be in any such form as the Directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the Directors otherwise determine, the magnetic, electronic or other data storage form shall be the original share register.

2.8         A Share is deemed to be issued when the name of the Member is entered in the share register.

2.9         Subject to the provisions of the Act, Shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the Directors before or at the time of the issue of such Shares may determine. The Directors may issue options, warrants, rights or convertible securities or securities or a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or Securities on such terms as the Directors may from time to time determine.

3            [INTENTIONALLY DELETED]

4            FORFEITURE

4.1         Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

4.2         A written notice of call specifying the date for payment to be made shall be served on the Member who defaults in making payment in respect of the Shares.

4.3         The written notice of call referred to in Regulation 4.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

4.4         Where a written notice of call has been issued pursuant to Regulation 4.2 and the requirements of the notice have not been complied with, the Directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

4.5         The Company is under no obligation to refund any moneys to the Member whose Shares have been cancelled pursuant to Regulation 4.4 and that Member shall be discharged from any further obligation to the Company.

Annex B-10

5            TRANSFER OF SHARES

5.1         Subject to the Memorandum, certificated shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration. A member shall be entitled to transfer uncertificated shares by means of a relevant system and the operator of the relevant system shall act as agent of the Members for the purposes of the transfer of such uncertificated shares.

5.2         The transfer of a Share is effective when the name of the transferee is entered on the share register.

5.3         If the Directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)         to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)         that the transferee’s name should be entered in the share register notwithstanding the absence of the instrument of transfer.

5.4         Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

6            DISTRIBUTIONS

6.1         The Directors of the Company may, by Resolution of Directors, authorise a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

6.2         Dividends may be paid in money, shares, or other property.

6.3         The Company may, by Resolution of Directors, from time to time pay to the Members such interim dividends as appear to the Directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

6.4         Notice in writing of any dividend that may have been declared shall be given to each Member in accordance with Regulation 22 and all dividends unclaimed for three years after such notice has been given to a Member may be forfeited by Resolution of Directors for the benefit of the Company.

6.5         No dividend shall bear interest as against the Company.

7            REDEMPTION OF SHARES AND TREASURY SHARES

7.1         The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted or required by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

7.2         The purchase, redemption or other acquisition by the Company of its own Shares is deemed not to be a distribution where:

(a)         the Company purchases, redeems or otherwise acquires the Shares pursuant to a right of a Member to have his Shares redeemed or to have his shares exchanged for money or other property of the Company, or

(b)         the Company purchases, redeems or otherwise acquires the Shares by virtue of the provisions of section 179 of the Act.

7.3         Sections 60, 61 and 62 of the Act shall not apply to the Company.

7.4         Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

Annex B-11

7.5         All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

7.6         Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

7.7         Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of Directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

8            MORTGAGES AND CHARGES OF SHARES

8.1         Unless a Member agrees otherwise, a Member may by an instrument in writing mortgage or charge his Shares.

8.2         There shall be entered in the share register at the written request of the Member:

(a)         a statement that the Shares held by him are mortgaged or charged;

(b)         the name of the mortgagee or chargee; and

(c)         the date on which the particulars specified in subparagraphs (a) and (b) are entered in the share register.

8.3         Where particulars of a mortgage or charge are entered in the share register, such particulars may be cancelled:

(a)         with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)         upon evidence satisfactory to the Directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the Directors shall consider necessary or desirable.

8.4         Whilst particulars of a mortgage or charge over Shares are entered in the share register pursuant to this Regulation:

(a)         no transfer of any Share the subject of those particulars shall be effected;

(b)         the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)         no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

9            MEETINGS AND CONSENTS OF MEMBERS

9.1         Any Director of the Company may convene meetings of the Members at such times and in such manner and places within or outside the British Virgin Islands as the Director considers necessary or desirable. The Company may, but shall not (unless required by the Act or the rules of the Designated Stock Exchange) be obliged to hold a general meeting in each calendar year as its AGM at such date and time as may be determined by the Directors and shall specify the meeting as such in the notices calling it.

9.2         Upon the written request of the Members entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the Directors shall convene a meeting of Members.

9.3         The Director convening a meeting of Members shall give not less than 10 nor more than 60 days’ written notice of such meeting to:

(a)         those Members whose names on the date the notice is given appear as Members in the share register of the Company and are entitled to vote at the meeting; and

(b)         the other Directors.

Annex B-12

9.4         The Director convening a meeting of Members shall fix in the notice of the meeting the record date for determining those Members that are entitled to vote at the meeting.

9.5         A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

9.6         The inadvertent failure of a Director who convenes a meeting to give notice of a meeting to a Member or another Director, or the fact that a Member or another Director has not received notice, does not invalidate the meeting.

9.7         A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

9.8         The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

9.9         The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

[First Fertility Group Limited]

I/We being a Member of the above Company HEREBY APPOINT ……………………………………………………………………………..…… of ……………………………………...……….…………..………… or failing him …..………………………………………………….…………………….. of ………………………………………………………..…..…… to be my/our proxy to vote for me/us at the meeting of Members to be held on the …… day of …………..…………, 20…… and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this …… day of …………..…………, 20……

……………………………

Member

9.10       The following applies where Shares are jointly owned:

(a)         if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

(b)         if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)         if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the share register in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

9.11       A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and all Members participating in the meeting are able to hear each other.

9.12       A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If the Company has two or more classes of shares, a meeting may be quorate for some purposes and not for others. A quorum may comprise a single Member or proxy and then such person may pass a Resolution of Members and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Members.

Annex B-13

9.13       If within two hours from the time appointed for the meeting of Members, a quorum is not present, the meeting, at the discretion of the Chairman of the Board of Directors shall either be dissolved or stand adjourned to a business day in the jurisdiction in which the meeting was to have been held at the same time and place, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares entitled to vote or each class or series of Shares entitled to vote, as applicable, on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall either be dissolved or stand further adjourned at the discretion of the Chairman of the Board of Directors.

9.14       At every meeting of Members, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Member or representative of a Member present shall take the chair.

9.15       The person appointed as chairman of the meeting pursuant to Regulation 9.14 may adjourn any meeting from time to time, and from place to place. For the avoidance of doubt, a meeting can be adjourned for as many times as may be determined to be necessary by the chairman and a meeting may remain open indefinitely for as long a period as may be determined by the chairman.

9.16       Voting at any meeting of the Members is by show of hands unless a poll is demanded by the chairman. On a show of hands every Member who is present in person (or, in the case of a Member being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every Member shall present in person (or, in the case of a Member being a corporation, by its duly authorized representative) or by proxy shall have one vote for each Share which such Member is the holder. Any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

9.17       Subject to the specific provisions contained in this Regulation for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the Directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the Directors may rely and act upon such advice without incurring any liability to any Member or the Company.

9.18       Any Member other than an individual may by resolution of its Directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Members or of any class of Members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Member which he represents as that Member could exercise if it were an individual.

9.19       The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

9.20       Directors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

9.21       Any action required or permitted to be taken by the Members of the Company must be effected by a meeting of the Company, such meeting to be duly convened and held in accordance with these Articles.

10          DIRECTORS

10.1       [INTENTIONALLY DELETED]

10.2       The Directors shall be elected by Resolution of Members or by Resolution of Directors, and shall be removed by Resolution of Directors with or without cause or removed by the Members only for cause by resolution of Members.

Annex B-14

10.3       No person shall be appointed as a Director of the Company unless he has consented in writing to act as a Director.

10.4       The minimum number of Directors shall be one and there shall be no maximum number of Directors.

10.5       Each Director holds office for the term fixed by the Resolution of Members or Resolution of Directors appointing him.

10.6       A Director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice. A Director shall resign forthwith as a Director if he is, or becomes, disqualified from acting as a Director under the Act.

10.7       The Directors may at any time appoint any person to be a Director either to fill a vacancy or as an addition to the existing Directors. Where the Directors appoint a person as Director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a Director ceased to hold office.

10.8       A vacancy in relation to Directors occurs if a Director dies or otherwise ceases to hold office prior to the expiration of his term of office.

10.9       The Company shall keep a register of Directors containing:

(a)         the names and addresses of the persons who are Directors of the Company;

(b)         the date on which each person whose name is entered in the register was appointed as a Director of the Company;

(c)         the date on which each person named as a Director ceased to be a Director of the Company; and

(d)         such other information as may be prescribed by the Act.

10.10     The register of Directors may be kept in any such form as the Directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of Directors.

10.11     The Directors, or if the Shares (or depository receipts therefore) are listed or quoted on a Designated Stock Exchange, and if required by the Designated Stock Exchange, any committee thereof, may, by a Resolution of Directors, fix the remuneration of Directors with respect to services to be rendered in any capacity to the Company. The Directors shall also be entitled to be paid all out of pocket expenses properly incurred by them in connection with activities on behalf of the Company.

10.12     A Director is not required to hold a Share as a qualification to office.

10.13     Prior to the consummation of any transaction with:

(a)         any affiliate of the Company;

(b)         any Member owning an interest in the voting power of the Company that gives such Member a significant influence over the Company;

(c)         any Director or executive officer of the Company and any relative of such Director or executive officer; and

(d)         any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by a person referred to in Regulations 10.13(b) and (c) or over which such a person is able to exercise significant influence, such transaction must be approved by a majority of the members of the Board of Directors who do not have an interest in the transaction, such directors having been provided with access (at the Company’s expense) to the Company’s attorney or independent legal counsel, unless the disinterested directors determine that the terms of such transaction are no less favourable to the Company than those that would be available to the Company with respect to such a transaction from unaffiliated third parties.

Annex B-15

10.14     Board Observers. The designation of a Board Observer shall be at the sole discretion of the Directors. In the exercise of such discretion, the Directors shall have regard to the terms of the any agreements or other contractual arrangements that the Company is a party to from time to time. A Member may, upon the terms and conditions as the Directors may agree with the relevant Member, designate a Board Observer to attend any meetings of the Directors or of any committee of the Directors.

11          POWERS OF DIRECTORS

11.1       The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors of the Company. The Directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The Directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Members.

11.2       If the Company is the wholly owned subsidiary of a holding company, a Director of the Company may, when exercising powers or performing duties as a Director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

11.3       Each Director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each Director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

11.4       Any Director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the Directors, with respect to the signing of consents or otherwise.

11.5       The continuing Directors may act notwithstanding any vacancy in their body.

11.6       The Directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

11.7       All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

11.8       Section 175 of the Act shall not apply to the Company.

12          PROCEEDINGS OF DIRECTORS

12.1       Any one Director of the Company may call a meeting of the Directors by sending a written notice to each other Director.

12.2       The Directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the notice calling the meeting provides.

12.3       A Director is deemed to be present at a meeting of Directors if he participates by telephone or other electronic means and all Directors participating in the meeting are able to hear each other.

12.4       A Director may by a written instrument appoint an alternate who need not be a Director, any such alternate shall be entitled to attend meetings in the absence of the Director who appointed him and to vote or consent in place of the Director until the appointment lapses or is terminated.

12.5       A Director shall be given not less than three days’ notice of meetings of Directors, but a meeting of Directors held without three days’ notice having been given to all Directors shall be valid if all the Directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a Director at a meeting shall constitute waiver by that Director. The inadvertent failure to give notice of a meeting to a Director, or the fact that a Director has not received the notice, does not invalidate the meeting.

Annex B-16

12.6       A meeting of Directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of Directors, unless there are only two Directors in which case the quorum is two.

12.7       If the Company has only one Director the provisions herein contained for meetings of Directors do not apply and such sole Director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Members. In lieu of minutes of a meeting the sole Director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

12.8       At meetings of Directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the Directors present shall choose one of their number to be chairman of the meeting. If the Directors are unable to choose a chairman for any reason, then the oldest individual Director present (and for this purpose an alternate Director shall be deemed to be the same age as the Director that he represents) shall take the chair. In the case of an equality of votes at a meeting of Directors, the Chairman of the Board shall have a casting vote.

12.9       An action that may be taken by the Directors or a committee of Directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of Directors consented to in writing by all Directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more Directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last Director has consented to the resolution by signed counterparts.

13          COMMITTEES

13.1       The Directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more Directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

13.2       The Directors have no power to delegate to a committee of Directors any of the following powers:

(a)         to amend the Memorandum or the Articles;

(b)         to designate committees of Directors;

(c)         to delegate powers to a committee of Directors;

(d)         to appoint Directors;

(e)         to appoint an agent;

(f)          to approve a plan of merger, consolidation or arrangement; or

(g)         to make a declaration of solvency or to approve a liquidation plan.

13.3       Regulations 13.2(b) and (c) do not prevent a committee of Directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

13.4       The meetings and proceedings of each committee of Directors consisting of 2 or more Directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of Directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

14          OFFICERS AND AGENTS

14.1       The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Chief Executive Officer, a President, a Chief Financial Officer (in each case there may be more than one of such officers), one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

Annex B-17

14.2       The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board (or Co-Chairman, as the case may be) to preside at meetings of Directors and Members, the Chief Executive Officer (or Co-Chief Executive Officer, as the case may be) to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the Chief Executive Officer (or Co-Chief Executive Officer, as the case may be) but otherwise to perform such duties as may be delegated to them by the Chief Executive Officer (or Co-Chief Executive Officer, as the case may be), the secretaries to maintain the share register, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by Applicable Law, and the treasurer to be responsible for the financial affairs of the Company.

14.3       The emoluments of all officers shall be fixed by Resolution of Directors.

14.4       The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the Directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

14.5       The Directors may, by a Resolution of Directors, appoint any person, including a person who is a Director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the Directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Regulation 13.1. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The Directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

15          CONFLICT OF INTERESTS

15.1       A Director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other Directors of the Company.

15.2       For the purposes of Regulation 15.1, a disclosure to all other Directors to the effect that a Director is a member, Director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

15.3       Provided that the requirements of Regulation 10.13 have first been satisfied, a Director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)         vote on a matter relating to the transaction;

(b)         attend a meeting of Directors at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purposes of a quorum; and

(c)         sign a document on behalf of the Company, or do any other thing in his capacity as a Director, that relates to the transaction,

and, subject to compliance with the Act and these Articles shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

Annex B-18

16          INDEMNIFICATION

16.1       Subject to the limitations hereinafter provided the Company shall indemnify, hold harmless and exonerate against all direct and indirect costs, fees and Expenses of any type or nature whatsoever, any person who:

(a)         is or was a party or is threatened to be made a party to any Proceeding by reason of the fact that such person is or was a Director, officer, key employee, adviser of the Company or who at the request of the Company; or

(b)         is or was, at the request of the Company, serving as a Director of, or in any other capacity is or was acting for, another Enterprise.

16.2       The indemnity in Regulation 16.1 only applies if the relevant Indemnitee acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Indemnitee had no reasonable cause to believe that his conduct was unlawful.

16.3       The decision of the Directors as to whether an Indemnitee acted honestly and in good faith and with a view to the best interests of the Company and as to whether such Indemnitee had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

16.4       The termination of any Proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the relevant Indemnitee did not act honestly and in good faith and with a view to the best interests of the Company or that such Indemnitee had reasonable cause to believe that his conduct was unlawful.

16.5       The Company may purchase and maintain insurance, purchase or furnish similar protection or make other arrangements including, but not limited to, providing a trust fund, letter of credit, or surety bond in relation to any Indemnitee or who at the request of the Company is or was serving as a Director, officer or liquidator of, or in any other capacity is or was acting for, another Enterprise, against any liability asserted against the person and incurred by him in that capacity, whether or not the Company has or would have had the power to indemnify him against the liability as provided in these Articles.

17          RECORDS

17.1       The Company shall keep the following documents at the office of its registered agent:

(a)         the Memorandum and the Articles;

(b)         the share register, or a copy of the share register;

(c)         the register of Directors, or a copy of the register of Directors; and

(d)         copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

17.2       If the Company maintains only a copy of the share register or a copy of the register of Directors at the office of its registered agent, it shall:

(a)         within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)         provide the registered agent with a written record of the physical address of the place or places at which the original share register or the original register of Directors is kept.

17.3       The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the Directors may determine:

(a)         minutes of meetings and Resolutions of Members and classes of Members;

(b)         minutes of meetings and Resolutions of Directors and committees of Directors; and

(c)         an impression of the Seal, if any.

Annex B-19

17.4       Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

17.5       The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

18          REGISTERS OF CHARGES

18.1       The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)         the date of creation of the charge;

(b)         a short description of the liability secured by the charge;

(c)         a short description of the property charged;

(d)         the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)         unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)          details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

19          CONTINUATION

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

20          SEAL

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The Directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one Director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any Director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

21          ACCOUNTS AND AUDIT

21.1       The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

21.2       The Company may by Resolution of Members call for the Directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

21.3       The Company may by Resolution of Members call for the accounts to be examined by auditors.

21.4       If the Shares are listed or quoted on a Designated Stock Exchange that requires the Company to have an audit committee, the Directors shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

Annex B-20

21.5       If the Shares are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and, if required, shall utilise the audit committee for the review and approval of potential conflicts of interest.

21.6       If applicable, and subject to applicable law and the rules of the SEC and the Designated Stock Exchange:

(a)         at the AGM or at a subsequent general meeting in each year, the Members shall appoint an auditor who shall hold office until the Members appoint another auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall during, his continuance in office, be eligible to act as auditor;

(b)         a person, other than a retiring auditor, shall not be capable of being appointed auditor at an AGM unless notice in writing of an intention to nominate that person to the office of auditor has been given not less than ten days before the AGM and furthermore the Company shall send a copy of such notice to the retiring auditor; and

(c)         the Members may, at any meeting convened and held in accordance with these Articles, by resolution remove the auditor at any time before the expiration of his term of office and shall by resolution at that meeting appoint another auditor in his stead for the remainder of his term.

21.7       The remuneration of the auditors shall be fixed by Resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the Designated Stock Exchange and the SEC.

21.8       The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Members at which the accounts are laid before the Company or shall be otherwise given to the Members.

21.9       Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the Directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

21.10     The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Members at which the Company’s profit and loss account and balance sheet are to be presented.

22          NOTICES

22.1       Any notice, information or written statement to be given by the Company to Members may be given by personal service by mail, facsimile or other similar means of electronic communication, addressed to each Member at the address shown in the share register.

22.2       Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

22.3       Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

23          VOLUNTARY WINDING UP

The Company may by a Resolution of Members or by a Resolution of Directors appoint a voluntary liquidator.

Annex B-21

We, Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands, for the purpose of incorporating a BVI business company under the laws of the British Virgin Islands hereby sign these Articles of Association.

Dated 26 January 2023

Incorporator

Signed for and on behalf of Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands
SGD: Toshra Glasgow
Signature of authorised signatory
Toshra Glasgow
Print name

Annex B-22

Annex C

February 15, 2023

A SPAC I Acquisition Corp.
The Sun’s Group Centre
29th Floor
200 Gloucester Road
Wan Chai, Hong Kong

RE: Fairness Opinion — NewGenIvf Limited

Dear Madames/Sirs:

IJW & Co., Ltd. (“IJW”) understands that NewGenIvf Limited (“NewGen” or the “Vendor”) intends to sell its business, NewGenIvf Limited1 (the “Business”) to A SPAC I Acquisition Corp. (the “Company”) as part of a “de-SPAC” transaction. In return, the Company will make a payment to the Vendor at an implied valuation of $50,000,000 plus possible earnout shares2 (the “Transaction”).

The Company has engaged IJW to evaluate the consideration to be paid under the Transaction (the “Consideration”) to review and assess whether it is fair from a financial point of view, pursuant to the terms of the Transaction, to the shareholders of the Company (the “Shareholders”) and to prepare and deliver an independent, objective Fairness Opinion (the “Opinion”) in this regard. The Opinion shall be applicable as at a date to be mutually agreed upon between the Company and IJW (the “Valuation Date”). The Transaction will be completed by way of a merger between the Vendor and the Company; the estimated value of the Consideration to be paid, subject to confirmatory due diligence, is to be approximately $57,000,000. Upon completion of the Transaction, the Shareholders will hold 100% of the issued and outstanding common shares of NewGen.

For the purposes of the Opinion, all dollar amounts referred to herein are denominated in United States dollars, unless stated otherwise. IJW will receive a fee for our services, based strictly on professional time incurred, pursuant to the terms set forth in our engagement letter dated January 18, 2023 (the “Engagement Letter”), which will be payable upon delivery of this Opinion, and we also will be reimbursed for expenses incurred, if any. The fee established for the Opinion is not contingent on any action or event resulting from the use of the Opinion presented. The calculations, analyses, and conclusions developed and the Opinion itself has been prepared in conformity to the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation (U.S.), International Valuation Standards of the International Valuation Standards Council and applicable securities laws.

IJW, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, public offerings, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. We have been engaged by the Company pursuant to the Engagement Letter to render our

____________

1        Including its subsidiary companies.

2        Earnouts are based on the potential occurrence of (a) VWAP of the trading price over any consecutive twenty trading days during the first eighteen months following the closing date being greater than or equal to $15.00 and/or (b) consolidated net profit of the Company and its subsidiaries being equal to or exceeding $3,825,000 for any four consecutive quarters during the six quarters commencing on the first day of the next fiscal quarter after the closing date.

Annex C-1

Opinion as investment bankers to the Company in connection with the Transaction. The Company has agreed to indemnify IJW against certain liabilities that may arise out of or in connection with the services rendered and to be rendered by IJW under such Engagement Letter.

In conducting our analysis and arriving at the Opinion expressed herein, we have, among other things, (i) reviewed information provided to us by the Company’s management; (ii) reviewed certain financial and other information about NewGen and its subsidiaries that was publicly available; (iii) reviewed certain internal financial analyses furnished to us by NewGen’s and the Company’s management, including unaudited and audited financial statements3, accounting and financial reporting memoranda provided by NewGen’s external accountants, budgets, projections, reports, the merger agreement dated February 15, 20234, and other information; (iv) held discussions with various members of senior management of the Company and NewGen, as well as advisors thereto, concerning NewGen’s historical and current operations, financial conditions and prospects, including recent financial performance, as well as underlying assumptions; (v) reviewed valuation metrics of certain publicly-traded companies that we deemed potentially comparable in certain respects to NewGen; and (vi) reviewed the financial terms of selected acquisition transactions in lines of business that we deemed potentially comparable in certain respects to the Business. In addition, we have conducted such other quantitative reviews, analyses and inquiries relating to NewGen as we considered appropriate in rendering this Opinion.

In our review and analysis and in rendering this Opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to us by the Company and NewGen or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. This Opinion is expressly conditioned upon such information (whether written or oral) being based on the best currently available estimates and judgement of management of the Company and NewGen in all respects material to our analysis.

Our analyses were based, among other things, on historical, unaudited financial information, projected financial information of NewGen, including a valuation model (collectively, the “Financial Information”) furnished to us by senior management of the Company. With respect to the Financial Information, we note that projecting future results of any company based on past results is inherently subject to uncertainty. Even though we have reviewed the Financial Information and the underlying assumptions for reasonableness, we express no opinion thereon. In addition, in rendering this Opinion, we have assumed that the Financial Information have been reasonably prepared by NewGen’s management and their external accountants and advisors, and reflect management’s best currently available estimates and good faith judgment of the competitive, operating and regulatory environment and risks, as well as of the related financial performance of NewGen, and that the Financial Information and the assumptions derived therefrom provide a reasonable basis for our Opinion. Although the Financial Information did not form the principal basis for our Opinion, but rather constituted one of many items that we employed, changes to the Financial Information could affect the Opinion rendered herein. Our Opinion speaks only as of the dates hereof and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.

In our review, we did not obtain or receive any independent evaluation or appraisal of the assets or liabilities of NewGen5, nor did we conduct a comprehensive physical inspection of any of the assets of NewGen, nor have we been furnished with any such valuations or appraisals or reports of such physical inspections, nor do we assume any responsibility to obtain any such evaluations, appraisals or inspections. IJW has not previously performed independent valuation advisory work for the Company or NewGen.

Our Opinion is based on economic, monetary, regulatory, market and other conditions and risks existing and which can be evaluated as of the date hereof. We have made no independent investigation of any legal or accounting matters affecting NewGen or the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company, including, without limitation, advice as to the

____________

3        Including, but not limited to, the footnotes to the financial statements, which comprise an integral part thereof.

4        Including, but not limited to, the risk factors stated therein.

5        Other than the valuation model submitted to us by management of the Company.

Annex C-2

legal, accounting and tax consequences of the terms of the Transaction contemplated by the Company and the Shareholders. IJW reserves the right to review all information and calculations included or referred to in the Opinion and, if it considers it necessary, to revise part of and/or its entire Opinion and conclusions in light of any information which becomes known to IJW on or after the date of this Opinion.

In addition, in preparing this Opinion, we have not taken into account any tax consequences of the Transaction to either the Company or to any securityholders thereof. In rendering this Opinion we have also assumed that: (i) in all respects material to our analysis the representations and warranties of each party contained in the documents pertaining to the Transaction are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Transaction and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof which would affect the amount or timing of receipt of the Consideration; (ii) there is not now, and there will not as a result of the consummation of the terms contemplated by the Transaction be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which the Company or NewGen or any of their subsidiaries or affiliates is a party; and (iii) all material assets and liabilities (contingent or otherwise, known or unknown) of NewGen and its subsidiaries were as set forth in the consolidated financial statements provided to us as of the respective dates of such financial statements.

In preparing the Opinion, IJW has relied upon a letter from management of NewGen confirming to IJW in writing that the information and management’s representations made to IJW in preparing the Opinion are based on their best currently available estimates and judgement, and that there are no material misstatements and/or omissions of information that would affect the conclusions contained in the Opinion.

In addition, we were not requested to and did not provide advice concerning the structure, the specific amount to be paid comprising the Consideration, or any other aspects of the Transaction, or to provide services other than the delivery of this Opinion. We did not participate in negotiations with respect to the terms of the Transaction and related transactions. Consequently, we have assumed that such terms are the most beneficial terms from the Company’s perspective that could under the circumstances be negotiated among the parties to such Transaction. It is understood that our Opinion is solely for the use and benefit of the Company in its consideration of the Transaction, and our Opinion does not address the relative merits of the contemplated Transaction as compared to any alternative transactions that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Transaction or the documents referred to therein. Our Opinion does not constitute a recommendation as to how any Shareholder of the Company should vote or act on any matter relevant to the Transaction. Our Opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent. Notwithstanding the foregoing, if required by law, our Opinion may be included in the Company’s proxy statement or similar disclosure document with respect to the Transaction, provided that it is reproduced in full, and that any summary of, or other description of, the Opinion in such proxy statement or other disclosure document, or other reference to IJW or its Opinion, will be acceptable to IJW and its counsel in their sole discretion.

Based upon and subject to the foregoing, we are of the Opinion as investment bankers that, as of the date hereof, the Consideration to be paid, pursuant to the terms of Transaction, is fair, from a financial point of view, to the Shareholders of the Company.

Yours very truly,

IJW & CO., LTD.

Per: Drew S. Dorweiler, FCBV, FRICS, CPA (IL), CPA•ABV, ASA, CVA, CBA, CFE, MBA Managing Director

Annex C-3

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association permit indemnification of officers and directors out of the assets of the company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions if such officers and directors acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the officers and directors had no reasonable cause to believe that his/her conduct was unlawful.

We expect to enter into indemnification agreements with our directors, executive officers and with certain other officers and employees (including officers and employees of its subsidiaries). The indemnification agreements will generally require that we indemnify and hold an indemnitee harmless to the fullest extent permitted by law for liabilities arising out of the indemnitee’s association with us or another entity where he or she acts or acted as a director or officer or in a similar capacity at our request, if the indemnitee acted honestly and in good faith with a view to the best interests of us or other entity, as the case may be and, with respect to a criminal or administrative action or proceeding that is enforced by monetary penalty, if the indemnitee had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses by us.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules

Exhibit No.	Description
1.1**

Underwriting Agreement, dated February 14, 2022, by and between ASCA and Maxim Group LLC (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)

2.1#

Merger Agreement, dated as of February 15, 2023, by and among ASCA, NewGenIvf Limited, certain shareholders of NewGen, A SPAC I Mini Acquisition Corp., and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)

2.2**

First Amendment to the Merger Agreement, dated June 12, 2023, by and among ASCA, NewGen, Principal Shareholders, A SPAC I Mini Acquisition Corp. and A SPAC I Mini Sub Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2023)

3.1**

Amended and Restated Memorandum and Articles of Association of ASCA, amended and restated on February 14, 2023 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)

3.2+	Form of Amended and Restated Memorandum and Articles of the Combined Company (included as Annex B to the proxy statement/prospectus)
4.1**

Specimen Class A Ordinary Share Certificate of ASCA (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on February 10, 2022)

4.2+	Specimen of ordinary share of Combined Company
4.3**	Specimen Warrant Certificate of ASCA(incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on February 10, 2022)
4.4+	Specimen Warrant Certificate of the Combined Company
4.5**

Rights Agreement, dated February 14, 2022, by and between ASCA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)

4.6**

Warrant Agreement, dated February 14, 2022, by and between ASCA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)

4.7+	Description of Securities
5.1+	Opinion of Ogier LLP regarding the validity of the securities
5.2+	Opinion of Loeb & Loeb LLP
10.1**

Letter Agreements by and between ASCA and ASCA’s Sponsor, directors and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)

10.2**

Investment Management Trust Account Agreement, dated February 14, 2022 by and between ASCA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)

10.3**

Registration Rights Agreement, dated February 14, 2022, among ASCA and ASCA’s initial shareholders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)

10.4**

Warrant Subscription Agreement, dated February 14, 2022, by and between ASCA and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)

10.5**

Stock Escrow Agreement, dated February 14, 2022 by and between ASCA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)

10.6**

Indemnity Agreement, dated February 14, 2022 among ASCA and ASCA’s Sponsor, directors and officers (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2022)

10.7**

Subscription Agreement, dated June 4, 2021, by and between ASCA and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on February 8, 2022)

Exhibit No.	Description
10.8**

Share Repurchase and Subscription Agreement, dated July 19, 2021, by and between ASCA and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on February 8, 2022)

10.9**

Promissory Note, dated January 27, 2023, issued to the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 3, 2023)

10.10**

Voting and Support Agreement, dated as of February 15, 2023, by and among A SPAC I Acquisition Corp., A SPAC I Mini Acquisition Corp., NewGenIvf Limited, and certain shareholders of NewGenIvf Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)

10.11**

Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)

10.12**	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2023)
10.14**

Promissory Note, dated March 13, 2023, issued to the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 16, 2023)

10.15**

Promissory Note, dated June 12, 2023, issued to the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2023)

10.16**

Amendment to January Note, dated June 12, 2023, by and among ASCA and the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2023)

10.17**

Amendment to March Note, dated June 12, 2023, by and among ASCA and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2023)

21+	List of Subsidiaries
23.1+	Consent of Marcum Asia CPAs LLP, independent registered public accounting firm of ASCA
23.2+	Consent of WWC, P.C., independent registered accounting firm of NewGenIvf
23.3+	Consent of Ogier LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page to the initial filing of the Registration Statement).
99.1+	Consent of Siu, Wing Fung Alfred to be named as a director.
99.2+	Consent of Fong, Hei Yue Tina to be named as a director.
99.3+	Consent of Wong, Charles Ka Che to be named as a director.
99.4+	Preliminary Proxy Card
107+	Filing Fee Table

____________

*        Indicates management contract or compensatory plan or arrangement.

**      Previously filed.

+        To be filed by amendment.

#        Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22. Undertakings

a.      The undersigned hereby undertakes:

i.       To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

ii.      That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

iii.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

iv.      To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (iv) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

v.       That, for the purpose of determining any liability under the Securities Act of 1933, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

vi.     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable Form.

vii.    The undersigned registrant hereby undertakes as follows: that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

viii.   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

b.      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

c.      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the [•] day of [•], 2023.

A SPAC I Acquisition Corp.
By:
Name:	Claudius Tsang
Title:	Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Claudius Tsang as his or her true and lawful attorney-in-fact and agent, with full power to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form F-4, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Chief Executive Officer and Chief Financial Officer
Claudius Tsang	(Principal Executive Officer and Principal Financial and Accounting Officer)
Director
Abuzzal Abusaeri
Director
Giang Nguyen Hoang
Director
John Brebeck
*By:		Attorney-in-Fact
Claudius Tsang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of A SPAC I Acquisition Corp., has signed this registration statement or amendment thereto in New York, United States on [•], 2023.

[•]
By:	/s/
Name:
Title: